Form 10-K, Exhibit 13
period 1993-12-31
ANHEUSER BUSCH COMPANIES INC
filed 1994-03-24
CIK 310569

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION
  This discussion summarizes the significant factors
affecting the consolidated operating results, financial
condition and liquidity/cash flows of Anheuser-Busch
Companies, Inc. during the three-year period ended
December 31, 1993. This discussion should be read in
conjunction with the Letter to Shareholders, financial
statements and financial statement footnotes included
in this annual report.
  Two unusual occurrences had negative impacts on the    THE PROFITABILITY
company's 1993 earnings. In September 1993, the company PROGRAM IS EXPECTED
announced a Profitability Enhancement Program which     TO GENERATE COST
includes significant organizational and operational     SAVINGS OF MORE
changes to improve sales and profitability. The Program THAN $100 MILLION
includes the following elements:                        A YEAR BY 1997.
 -  An enhanced retirement program for salaried
    employees
 -  The write-down of underperforming assets and
    investments
 -  The restructuring and reorganization of the company
 This Program is expected to generate cost savings of
 more than $100 million in 1994 and $400 million a year
 by 1997.
  The restructuring and reorganization element of
the Program includes the following initiatives
designed to increase efficiencies and reduce
operating costs:
  -  Brewery modernization programs based on the
     successful practices employed at the company's
     newer breweries. Such Programs include increased
     employee involvement to improve quality and
     efficiency throughout the entire 13-brewery
     system.
  -  Relocation of the company's food products
     operations to St. Louis. Additionally, bakery
     facilities will be modernized and consolidated.
  The Program is also designed to improve sales of the
 company's premium beer products through aggressive
advertising and the introduction of new products. The
company's newest product, Ice Draft from Budweiser,
was rolled out nationwide in January 1994.
  As a result of the Program, the company recognized
a $565 million ($1.26 per share) restructuring charge
during the third quarter 1993. Further information
concerning the details of the restructuring charge is
included in Note 2 to the Consolidated Financial
Statements.
  Additionally, the Revenue Reconciliation Act of
1993, signed into law during the third quarter 1993,
increased the corporate federal statutory income tax
rate by one percentage point retroactive to January 1,
1993. This retroactive income tax rate increase
resulted in a $33 million, or $.12 per share, non-
recurring after-tax, non-cash charge related to
revaluation of the deferred tax liability in accordance
with Financial Accounting Standard No. 109 (FAS 109)-
Accounting for Income Taxes.
  The non-recurring restructuring charge and the non-
recurring deferred tax revaluation charge distort
comparability of 1993 and 1992 reported financial
results. To facilitate evaluation and understanding
of the company's 1993 financial results, key financial
comparisons affected by these charges are disclosed in
this discussion both including and excluding the charges.
  Earnings for 1992 were impacted by the adoption of
new accounting principles. Effective January 1, 1992 as
discussed in Note 3 to the Consolidated Financial
Statements, the company adopted the financial accounting
standards for postretirement benefits (FAS 106) and
income taxes (FAS 109). The company elected to immediately
recognize the cumulative effect of adoption of FAS 106/109
pertaining to years prior to 1992 through a one-time
cumulative effect adjustment which decreased 1992 net
income and earnings per share by $76.7 million and $.26,
respectively. These amounts are separately identified in
the company's consolidated 1992 income statement.
  Implementation of FAS 106 in 1992 was based on benefit
levels in effect at the time of adoption. Certain changes
to these benefit levels were implemented in 1993, thereby
reducing the FAS 106 pretax expense amount in 1993 as
compared to 1992 by $27.0 million to $48.3 million.
                    OPERATIONS
                    SALES
                      Anheuser-Busch Companies, Inc. achieved record gross
                    sales during 1993 of $13.19 billion, an increase of $123 million or nine-tenths of one percent (.9%) over 1992 gross sales of $13.06 billion. Gross sales for 1992 were 3.4% higher than 1991. Gross sales for 1991 were $12.63 billion, an increase of 8.8% over 1990. However, gross sales for 1991 are not comparable
   [PHOTO] to 1990 as a result of the 100% increase in the federal excise tax on beer effective January 1, 1991. Gross sales includes $1.68 billion, $1.67 billion and $1.64 billion, respectively, in federal and state excise taxes for 1993, 1992 and 1991.
                      Net sales for 1993 were also a record $11.51 billion,
                    an increase of $111.6 million or one percent (1.0%) over 1992 net sales of $11.39 billion. Net sales for 1992 were 3.6% higher than 1991. Net sales during 1991 were $11.0 billion, an increase of 2.4% over 1990.
                      The increase in gross and net sales in 1993 as
                    compared to 1992 was due to higher beer volume sales
                    as well as higher sales by the company's entertainment subsidiaries. Net revenue per barrel declined approximately 1% in 1993 due primarily to competitive pricing, brand and packaging mix shifts and geographic trends. Additionally, beer pricing was very competitive in 1993 as competitive promotional activity increased due to modest industry growth and efforts to protect volume impacted by a weak economy in key beer-selling states.
                      Anheuser-Busch, Inc., the company's brewing
                    subsidiary and largest contributor to consolidated sales and profits, sold an industry record of 87.3 million barrels of beer in 1993, an increase of one-half of one percent (.5%) compared to 1992 beer volume of 86.8 million barrels. The company's 1993 beer volume gains, built from the largest volume base in the industry, were achieved despite the continued severe economic weakness in key selling areas along the West Coast.
[SALES GRAPH]         In April 1993, the company instituted the "Proud To
                    Be Your Bud" campaign featuring new advertising and merchandising programs and a wholesaler sales incentive program designed to increase premium beer sales. The success of this campaign has contributed to an overall beer sales-to-retailers increase of more than 1.5% from May through December versus the same period last year.
                      Considering the competitive conditions in the beer
                    industry, the company's premium beer brands performed well during 1993. Budweiser continues to dominate across all demographic segments. Bud Light had another excellent year in 1993 with double-digit growth. Bud Light continues to outpace its major competitor and is well-positioned to become the leading light-beer brand in the United States.
                      In October 1993, Anheuser-Busch introduced a new
                    premium product-Ice Draft from Budweiser-to consumers in the western United States. The company completed the national rollout of Ice Draft in January 1994.
                      During 1993, the company's sales and volume growth
                    was impacted by slower regional economic recovery which generated more intensive price competition in key markets. During 1994, the company plans to enhance premium brand volume growth through aggressive marketing, the national rollout of Ice
                    Draft and price increases below the consumer price index.
                      The company's 1994 quarterly beer sales volume
                    growth is not expected to follow a consistent pattern. First quarter beer volume will increase more significantly compared to 1993 due to the rollout of Ice Draft and higher planned inventory levels. Consistent with past practice, wholesaler inventory levels will be raised prior to the February 28 expiration of the labor contract affecting the majority of the company's beer production employees. Negotiations are progressing, and the company expects to reach final agreement with the union soon.

FINANCIAL REVIEW

  The increase in gross and net sales in 1992 as
compared to 1991 was due to higher beer volume,
higher revenue per barrel and higher sales by
the company's food products and entertainment
subsidiaries.
  The increase in gross and net sales in 1991 as
compared to 1990 was due to higher revenue per
barrel and higher sales by the company's food
products subsidiaries.
  Beer volume sales for 1992 were a one percent
increase over 1991 beer volume of 86.0 million       ANHEUSER-BUSCH, INC.
barrels. This increase was achieved despite poor   MAINTAINED ITS MARKET
economic conditions and the second-coolest summer  SHARE IN 1993, WITH
in two decades.                                    SALES VOLUME REPRESENT-
  The company's 1991 beer sales volume was         ING APPROXIMATELY 44.3%
86.0 million barrels, a slight decrease of         OF TOTAL BREWING
462,000 barrels, or five-tenths of a percent,      INDUSTRY SALES IN THE
compared to 1990 beer volume of 86.5 million       U.S.
barrels. The sales volume decline was due
to higher beer prices to consumers reflecting
the 100% increase in the federal excise tax
effective January 1, 1991. The company's sales
volume decline in 1991 was considerably less
than the 2.0% volume decline for the brewing
industry as a whole.
  Anheuser-Busch, Inc. maintained its market
share in 1993, with sales volume representing
approximately 44.3% of total brewing industry
sales in the U.S. (including imports and
nonalcohol brews), as estimated based on
information provided by The Beer Institute.
The 1992 market share amount was four-tenths of
one percent (.4%) of a share point higher than
1991. Market share for 1991 was 43.9%, a
five-tenths of one percent (.5%) share point
increase over 1990. Anheuser-Busch has led the
brewing industry in market share every year
since 1957.
  The company began production at its 13th
brewery in the spring of 1993 in Cartersville, Ga.
The Cartersville brewery is the most modern
and efficient of the company's breweries and is
currently operating at approximately one-half its
ultimate capacity. When fully operational,
the Cartersville brewery will be able to provide
up to 6.5 million barrels of capacity.             [TOTAL PAYROLL COST
                                                    GRAPH]
COST OF PRODUCTS AND SERVICES
  Cost of products and services for 1993 was $7.42 billion, a 1.5% increase over the $7.31 billion amount reported for 1992. This increase follows a 2.2% and .8% increase in 1992 and 1991, respectively. These increases primarily relate to higher production costs for the company's brewing subsidiary and other beer-related operations, higher attendance at the company's entertainment operations in 1993 and higher sales of the company's food products subsidiaries. The increase in 1992 over 1991 is also due to the 1992 adoption of FAS 106. Such increases, however, have been partially offset by the company' ongoing productivity improvement and cost reduction programs as well as favorable packaging costs.
  As a percent of net sales, cost of products and services was 64.5% in 1993 as compared to 64.2% in 1992 and 65.0% in 1991.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES
  Marketing, distribution and administrative expenses for 1993 were $2.31 billion, even with 1992 levels.
Expenses for 1993 benefited from lower postretirement medical costs and the divestiture of the company's
Newark wholesale operation. The 1993 level compares to increases of 8.6% for 1992 and 3.7% for 1991.
  Marketing, distribution and administrative expenses increased in 1992 and 1991 as a result of the higher level of marketing activity, continuing development of new products and beer brands together with related new advertising and marketing programs, the intro-


                    duction of new entertainment attractions, and the adoption of FAS 106 in 1992. Areas significantly affected by these factors since 1990 include media advertising, point-of-sale materials and developmental expenses associated with new advertising and marketing programs for established as well as new products, payroll and related costs, business taxes, depreciation, supplies, and general operating expenses.

     [PHOTO]        TAXES AND PAYROLL COSTS
                      The company is significantly impacted by federal,
                    state and local taxes. Taxes applicable to 1993
                    operations (not including the many indirect taxes
                    included in materials and services purchased) totaled
                    $2.41 billion and highlight the burden of taxation on
                    the company and the brewing industry in general. Taxes
                    for 1993 decreased $149.3 million or 5.8% over 1992
                    taxes of $2.56 billion. This decrease follows
                    increases of 3.5% in 1992 and 53.1% in 1991.
                      The decrease in total taxes for 1993 is due primarily
                    to the company's lower earnings level as a result of
                    the restructuring charge offset partially by an
                    increase in beer sales volume, the FAS 109 deferred
                    tax revaluation adjustment and the 1% increase in the
                    federal statutory income tax rate effective January 1,
                    1993. The increase for 1992 over 1991 results
                    principally from the company's increase in beer sales
                    volume and higher earnings level. The increase in
                    total taxes for 1991 over 1990 substantially results
                    from increased beer excise taxes related to the 100%
                    increase in the federal excise tax on beer effective
                    January 1, 1991.
                      Payroll costs during 1993 totaled $2.48 billion, an
                    increase of $46.2 million or 1.9% over 1992 payroll
                    costs of $2.44 billion. Payroll costs increased 6.7%
                    in 1992 and 4.4% in 1991. The increase in payroll
                    costs reflects the 1992 adoption of FAS 106 and normal
                    increases in salary and wage rates and benefit costs.
                    Payroll costs for 1993 exclude severance pay and other
                    costs associated with the company's enhanced
                    retirement program.
[OPERATING INCOME     Salaries and wages paid during 1993 totaled $1.97
 GRAPH]             billion. Pension, life insurance and health care
                    benefits amounted to $333.8 million and payroll taxes were $174.7 million. Employment at December 31, 1993 was 43,345 compared to 44,790 at December 31, 1992, reflecting approximately 1,200 employees who accepted the enhanced retirement program.
                      At the time of publication of this annual report, the
                    company's national labor contract with the Brewery
                    Conference of the International Brotherhood of Teamsters, representing the majority of brewery workers, was scheduled to expire February 28, 1994. The company and union representatives have been negotiating the terms of a new labor contract for the past several months, substantive progress has been made, and the company anticipates that a final agreement with the union will be reached.

                    OPERATING INCOME
                      Operating income, the measure of the company's
                    financial performance before interest costs and other non-operating items, was impacted by the $565 million restructuring charge. Therefore, operating income was $1.21 billion for 1993, a decline of 31.8% compared to 1992 operation income of $1.78 billion. Excluding the restructuring charge, operating income for 1993 and 1992 was $1.78 billion. Operating income for 1992 was $1.78 billion, an increase of 3.1% over 1991. Operating income was $1.72 billion in 1991, representing an increase of 7.7% over the previous year. Operating income as a percent of net sales was 10.5% in 1993 (15.4% excluding the restructuring charge) as compared to 15.6% in 1992 and 15.7% in 1991.

FINANCIAL REVIEW                                      [NET INCOME/DIVIDENDS
                                                       ON COMMON STOCK
 NET INTEREST COST/INTEREST CAPITALIZED                GRAPH]
  Net interest cost, or interest expense less interest income, was $202.6 million in 1993, an increase of $10.1 million (or 5.3%) when compared to 1992 net interest cost of $192.5 million. Net interest cost in 1991 was $229.3 million. The increase in net interest cost during 1993 is due primarily to higher average debt balances outstanding during the year ended December 31, 1993, primarily as a result of financing international brewing investments.
  The decrease in net interest cost in 1992 and 1991 is due primarily to lower average debt balances out-standing each year and a $502.2 million, or 16.0%, reduction in total debt during the year ended
December 31, 1991. Specific information regarding company financing (including the level of debt activity and the leveraged ESOP) and the company's capital expenditure program is presented in the Liquidity and Capital Resources section of this discussion.
  Interest capitalized declined $11.0 million in 1993 as compared to 1992. The decline in interest capitalized in 1993 is primarily related to the 1993 start-up of the company's new brewery in Cartersville, Ga., which resulted in the cessation of interest capitalization on the completed phase of this major capital investment. It is anticipated that capitalized interest in 1994 will be below 1993 levels as a result of the Cartersville brewery start-up and continued low interest rates.
  Interest capitalized increased $1.2 million in 1992 as compared to 1991. This compares to an $8.1 million decline in 1991 compared to 1990. Interest capitalized fluctuates from year to year depending upon the level of qualified construction-in-progress and the weighted-average interest capitalization rate.


OTHER INCOME/(EXPENSE), NET
  Other income/(expense), net, includes numerous
items of a non-operating nature which do not have a
material impact on the company's consolidated
results of operations (either individually or
in the aggregate).
  This category provided income in 1993 of            [EARNINGS PER SHARE-
$4.4 million compared to expense of $15.7 million      FULLY DILUTED GRAPH]
in 1992 and expense of $18.1 million in 1991. The favorable 1993 situation results from the initial recognition of $8.1 million of dividend income from an international investment accounted for under the cost method and several non-recurring gains related to asset disposals.

NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
CHANGES
  Because of the $565 million pretax restructuring charge and the $33 million after-tax deferred tax revaluation adjustment, the company reported net income of $594.5 million in 1993, a decline of 35.2% compared to 1992. Excluding these one-time charges, the company would have reported net income of $980.6 million, a decline of 1.4% compared to 1992.
  Net income before cumulative effect for 1992 was $994.2 million, an increase of 5.8% compared with $939.8 million for 1991. Net income for 1991 was 11.6% higher than 1990.
  The effective tax rate for 1993 of 43.4% is not comparable to 1992, due to the impact of the restructuring charge and the FAS 109 deferred tax revaluation adjustment. Excluding these non-recurring items, the effective tax rate for 1993 was 39.3%, reflecting the retroactive impact of the 1% federal tax rate increase signed into law during 1993. The effective income tax rate was 38.4% in 1992 and 38.2% in 1991.

EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGES
  As with net income, 1993 earnings per share were impacted by the special non-recurring adjustments. Including these adjustments, fully diluted earnings per share for 1993 were $2.17, a decrease of 32.2% compared to 1992. Excluding the 1993 adjustments, fully diluted earnings per share would have been $3.55, an increase of 2.6% compared to 1992.

                         Fully diluted earnings per share before cumulative
                       effect were $3.46 for 1992, an increase of 6.5%
                       compared with $3.25 for 1991. Fully diluted earnings
                       per share for 1990 were $2.95.
                         The difference between the company's year-to-year
                       percentage change in net income and earnings per
                       share is due to share repurchases.
EXCLUDING THE            Fully diluted earnings per share assume the
ADJUSTMENTS FOR        conversion (as of January 1, 1991) of
THE PROFITABILITY      the company's 8% Convertible Debentures due 1996.
ENHANCEMENT            In calculating fully diluted earnings per share,
PROGRAM AND THE        weighted average shares outstanding are increased by
FAS 109 IMPACT         the assumed conversion of the debentures and net
RELATED TO THE         income is increased by the after-tax interest
REVENUE RECONCILIA-    expense on the debentures.
ACT OF 1993, FULLY
DILUTED EARNINGS       FINANCIAL POSITION
PER SHARE WOULD        LIQUIDITY AND CAPITAL RESOURCES
HAVE BEEN $3.55          The company's primary sources of liquidity are
FOR THE YEAR, AN       cash provided from operating activities and certain
INCREASE OF 2.6%       financing activities. Information on the company's
COMPARED TO 1992.      consolidated cash flows (operating activities,
                       financing activities and investing activities) for
                       the past three years is set forth in the
                       Consolidated Statement of Cash Flows in this annual
                       report.
                         Working capital at December 31, 1993 was $(20.4)
                       million as compared to $356.0 million at December
                       31, 1992.
                         During 1993, the company issued the following
                         debt:
                         -  $489.4 million increase in commercial paper;
                         -  $200 million, 7 3/8% debentures due 2023; and
                         -  $10 million medium-term notes.
                         During 1993, the company reduced long-term debt as
                         follows:
                         -  Redeemed $53.5 million, 8% dual currency notes;
                         -  Redeemed $100 million, 8% notes; and
                         -  Redeemed $49.1 million, 10% sinking fund
                            debentures.
                         During 1992, the company issued the following
                         debt:
                         -  $150 million medium-term notes; and
                         -  $200 million, 6.9% 10-year notes.
 [CASH FLOW FROM         During 1992, the company reduced long-term debt as
  OPERATIONS GRAPH]      follows:
                         -  Redeemed $100 million, 8 7/8% notes;
                         -  Redeemed $86 million, 8.55% sinking fund
                            debentures;
                         -  Redeemed $25 million, 7.95% sinking fund
                            debentures; and
                         -  Lowered commercial paper borrowings by $24.7
                            million.
                         Gains/losses on debt reduction activities
                       (either individually or in the aggregate) were not material to the company's consolidated financial statements during 1993 or 1992.
                         At December 31, 1993 and 1992 there were $569.1
                       million and $79.7 million, respectively, of commercial paper borrowings outstanding classified as long-term debt. The commercial paper is intended to be maintained on a long-term basis, with ongoing credit provided by the company's revolving credit agreements (discussed below).
                         The company had fully hedged its foreign currency
                       exposure for debt service payments on foreign currency denominated debt through agreements with various lending institutions.
                         The company believes its strong beer wholesaler
                       network is a major factor in its long-term growth.
                       Therefore, the company believes that affording beer wholesalers the opportunity to invest in the company will further this goal. In 1989, the company registered with the Securities and Exchange
                       Commission (SEC) a total of $300 million of seven-year convertible debentures (ultimately convertible into common stock) as part of its Wholesaler
                       Investment Program. A total of $241.7 million of the debentures were issued. The debentures are subject to mandatory redemption at the end of seven years, optional redemption/repurchase at the company's or holder's discretion after three years, and special redemption/repurchase based on the occurrence of certain redemption events with respect to particular holders.

FINANCIAL REVIEW

  The company utilizes SEC shelf registration
statements to provide financing flexibility. At
December 31, 1992 a total of $550 million was
available for debt issuance under shelf
registration statements. In 1993, the company
issued $210 million in debt as previously
described. As of December 31, 1993, the company
had a total of $340 million remaining available
for issuance under shelf registration statements.
  During the next five years, the company plans
to continue capital expenditure programs              DURING THE NEXT FIVE
designed to take advantage of growth and              YEARS, THE COMPANY
productivity improvement opportunities for its beer   PLANS TO CONTINUE
and beer-related, food products and entertainment     CAPITAL EXPENDITURE
segments. Cash flow from operating activities will    PROGRAMS DESIGNED TO
provide the principal support for these capital       TAKE ADVANTAGE OF
investments.                                          GROWTH AND
  However, a capital expenditure program of this      PRODUCTIVITY IMPROVE-
magnitude (as well as possible business acquisitions) MENT OPPORTUNITIES
may require external financing from time to time.     FOR ITS BEER AND
The nature and timing of external financing will      BEER-RELATED, FOOD
vary depending upon the company's evaluation of       PRODUCTS AND
existing market conditions and other economic         ENTERTAINMENT
factors.                                              SEGMENTS.
  In addition to its long-term debt financing,
the company has access to the short-term
capital market utilizing its bank credit agreements
and commercial paper. The company has
formal bank credit agreements which are discussed
in Note 6 to the Consolidated Financial
Statements. These agreements provide the company
with immediate and continuing sources of liquidity.
  The company's ratio of total debt to total
capitalization was 41.6% including the 1993 non-
recurring special charges, 36.4% and 37.3% at December
31, 1993, 1992 and 1991, respectively. The company's
fixed charge coverage ratio was 7.6x for the year
ended December 31, 1993 (5.2x including the 1993 non-
recurring special charges) and 7.8x and 6.4x for the
years ended December 31, 1992 and 1991, respectively.
  As more fully described in Note 9 to the Con-
solidated Financial Statements, the company             [CAPITAL
added an employee stock ownership plan (ESOP)            EXPENDITURES/
feature to its existing Deferred Income Stock            DEPRECIATION AND
Purchase and Savings Plans in 1989. Approximately        AMORTIZATION
60% of total salaried and hourly employees               GRAPH]
are eligible for participation in the ESOP. In 1989, the ESOP borrowed $500 million, guaranteed by the company, and used the proceeds to buy approximately
11.3 million shares of common stock from the company.
The ESOP shares are being allocated to participants over 15 years as contributions are made to the plan.
Through the various company stock ownership plans, employees of Anheuser-Busch control approximately
10% of the company's outstanding common stock.
  In accordance with generally accepted accounting principles, the unpaid principal portion of the ESOP debt is reflected on the company's balance sheet as long-term debt with an equal, offsetting reduction to Shareholders Equity. In addition, total ESOP expense is allocated to interest expense and operating expense based upon the ratio of interest and principal payments on the debt.

CAPITAL EXPENDITURES
  The company has a formalized and intensive review procedure for all capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment.
  Capital expenditures in 1993 amounted to $776.9 million as compared with $737.2 million in 1992. During the past five years, capital expenditures totaled $4.2 billion.
  Capital expenditures for 1993 for the company's beer and beer-related operations were $529.7 million. Major expenditures by the company's brewing subsidiary included continuing construction of the company's new brewery in Cartersville, Ga., and numerous modernization projects designed to improve productivity at all breweries.
  The remaining 1993 capital expenditures totaling $247.2 million were made by the company's food products and entertainment operations. Major expenditures included numerous Campbell Taggart and Eagle Snacks modernization and productivity improvement projects, as well as new
Busch Entertainment attractions.

                      The company expects its capital expenditures in 1994
                    to approximate $800 million. Capital expenditures during the five-year period 1994-1998 are expected to approximate $4 billion.

                    ENVIRONMENTAL MATTERS
    [PHOTO]           The company is subject to federal, state and local
                    environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. The company has not been identified as a Potentially Responsible Party (PRP) at an Environmental Protection Agency designated clean-up site which could have a material impact on the company's consolidated financial statements.
                      In recognition of the importance of environmental
                    laws and regulations, the company has established an Environmental Policy Committee. This committee, which reports directly to the Audit Committee of the Board of Directors, is comprised of senior company executives.
                      The mission of the committee is to (a) monitor and
                    interpret environmental policies to insure high standards of corporate responsibility; (b) establish a framework to assure strict compliance in the operations of all of the company's businesses with all environmental regulations; (c) provide adequate resources-human, financial and physical-required to assure compliance with all environmental laws and policies; and (d) exercise oversight responsibilities of company environmental programs.

                    OTHER MATTERS
                      In June 1993, the company purchased a 17.7% equity
                    interest in Grupo Modelo, Mexico's largest brewer, and its subsidiaries for $477 million. The company is accounting for its investment in Modelo under the cost method. The investment is included in the balance sheet within the caption "Investments in and advances to affiliated companies."

                      In connection with the purchase, three Anheuser-Busch
                    representatives have been elected to the Modelo board and a Modelo representative has been elected to serve on the Anheuser-Busch board.
                      The agreement gives Anheuser-Busch options to
                    increase its investment to a minority position in Modelo of approximately 35% and to acquire an additional minority interest in Modelo's subsidiaries. These options may be exercised between mid-1995 and the end of 1997. Under certain circumstances involving the non-exercise of such options by Anheuser-Busch, at either party's election, Modelo may repurchase approximately half of Anheuser-Busch's investment at cost and repurchase the remainder at prevailing market rates.
                      In July 1993, the company purchased a 5% interest in
                    China's largest brewer, Tsingtao Brewery Co., Ltd., for $16.4 million. The purchase occurred in conjunction with Tsingtao's initial public offering of shares on the Stock Exchange of Hong Kong. This public offering represented approximately 35% of the company, including the 5% purchased by Anheuser-Busch. The initial 5% purchase by Anheuser-Busch (which will be accounted for under the cost method and is included in the balance sheet within the caption "Investments in and advances to affiliated companies") is a strategic investment which may lead to additional commercial or investment relationships between the two companies.
                      In December 1993, the company acquired the remaining
                    50% of International Label Company for $19.2 million. The acquisition was accounted for using the purchase method of accounting, and the excess cost of the acquisition over the assets acquired is being amortized on a straight-line basis over 40 years.

                    DIVIDENDS
                      Cash dividends paid to common shareholders were
                    $370.0 million in 1993 and $338.3 million in 1992. Dividends on common stock are paid in the months of March, June,

FINANCIAL REVIEW

September and December of each year. In the
second quarter of 1993, effective with the
September dividend, the Board of Directors
increased the quarterly dividend rate by 12.5%
from $.32 to $.36 per share. Annual dividends
per common share increased 13.3% in 1993 to
$1.36 per share compared to $1.20 per share in
1992. In 1993, dividends were $.32 for each of
the first two quarters and $.36 for the last
two quarters, as compared to $.28 for the first
two quarters and $.32 for the last two quarters
of 1992.
  The company has paid dividends in each of the   THE COMPANY HAS
past 61 years. During that time, the company's   PAID DIVIDENDS IN
stock has split on seven different occasions and EACH OF THE PAST 61
stock dividends were paid three times.           YEARS.  DURING THAT
                                                 TIME, THE COMPANY'S
  At December 31, 1993, common shareholders of   STOCK HAS SPLIT ON
record numbered 67,612 compared with 67,273      SEVEN DIFFERENT
at the end of 1992.                              OCCASIONS AND STOCK
                                                 DIVIDENDS WERE PAID
                                                 THREE TIMES.
PRICE RANGE OF COMMON STOCK
  The company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol
"BUD". The table below summarizes the high and low closing prices on the NYSE.

- - - ---------------------------------------------------------------
               PRICE RANGE OF COMMON STOCK
- - - ---------------------------------------------------------------
                              1993                    1992
- - - ---------------------------------------------------------------
QUARTER                 HIGH         LOW        HIGH        LOW
- - - ---------------------------------------------------------------
First...............   60         50-3/4      60-1/2    54-7/8
Second..............   53-3/4     47-3/8      56-7/8    52-1/8
Third...............   48-1/4     44-1/8      57-3/4    53
Fourth..............   50-5/8     45-1/2      60        53-5/8
- - - ------------------------------------------------------------------

  The closing price of the company's common stock at December 31, 1993 and 1992 was $49.125 and $58.50, respectively.

COMMON STOCK AND OTHER SHAREHOLDERS EQUITY             [SHAREHOLDERS
  Shareholders equity was $4.26 billion at              EQUITY/LONG-
December 31, 1993, as compared with $4.62 billion       TERM DEBT GRAPH]
at December 31, 1992. The decrease in shareholders equity during the year is primarily related to 1993 special charges, the share repurchase program and dividends. The book value of each common share of stock at December 31, 1993 was $15.94, as compared to $16.60 at December 31, 1992.
  In 1993, the return on shareholders equity was 13.4% as compared to 22.0% in 1992. Excluding the non-recurring special charges, return on shareholders equity for 1993 would have been 21.2%.
  The Board of Directors has approved various resolutions in recent years authorizing the company to repurchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and savings plans. In June 1992 the board authorized the repurchase of 20 million shares.
The company has acquired 12.6 million, 9.6 million and 23,500 shares of common stock in 1993, 1992 and 1991 for $639.8 million, $518.7 million and $1.1 million, respectively. At December 31, 1993, approximately five million shares were available for repurchase under the June 1992 authorization.

INFLATION
  General inflation has not had a significant impact on the company over the past three years and is not expected to have a significant impact in the foreseeable future.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

  The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. Management has selected those generally accepted accounting principles it considers appropriate to prepare the financial statements and other data contained herein.
  The company maintains accounting and reporting systems, supported by an internal control system, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1993, the company's internal auditors, in conjunction with Price Waterhouse, its independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on the comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.
  The Audit Committee of the Board of Directors, which consists of six non-management directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's public accountants and meets with the public accountants and internal auditors to review the overall scope and specific plans for their respective audits. The committee held four meetings during 1993. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.
  The report of Price Waterhouse on its examinations of the consolidated financial statements of the company appears below.


REPORT OF INDEPENDENT ACCOUNTANTS
- - - ---------------------------------------------------------------------------
PRICE WATERHOUSE

February 7, 1994

To the Shareholders and Board of Directors of        One Boatmen's Plaza
Anheuser-Busch Companies, Inc.                       St. Louis, MO  63101

  We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in Note 3 to the financial statements, the company changed its method of accounting for postretirement benefits other than pensions and income taxes in 1992.



PRICE WATERHOUSE


CONSOLIDATED BALANCE SHEET
Anheuser-Busch Companies, Inc., and Subsidiaries
ASSETS (In millions)
- - - -----------------------------------------------------------------------------------------
DECEMBER 31,                                                       1993           1992
- - - -----------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and marketable securities ............................... $   127.4      $   215.0
  Accounts and notes receivable, less allowance for doubtful
    accounts of $6.7 in 1993 and $4.9 in 1992...................     751.1          649.8
  Inventories
    Raw materials and supplies..................................     385.5          417.7
    Work in process.............................................      99.4           88.7
    Finished goods..............................................     141.8          154.3
      Total inventories.........................................     626.7          660.7
  Other current assets..........................................     290.0          290.3
                                                                  --------       --------
    Total current assets........................................   1,795.2        1,815.8
- - - -----------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS:
  Investments in and advances to affiliated companies...........     629.5          171.6
  Investment properties.........................................     151.9          164.8
  Deferred charges and other non-current assets.................     310.7          356.3
  Excess of cost over net assets of acquired businesses, net....     495.9          505.7
                                                                  --------        -------
                                                                   1,588.0        1,198.4
- - - -----------------------------------------------------------------------------------------
PLANT AND EQUIPMENT:
  Land..........................................................     281.9          273.3
  Buildings.....................................................   3,445.5        3,295.2
  Machinery and equipment.......................................   7,656.5        7,086.9
  Construction in progress......................................     343.2          729.7
                                                                  --------      ---------
                                                                  11,727.1       11,385.1
  Accumulated depreciation......................................  (4,230.0)      (3,861.4)
                                                                  --------      ---------
                                                                   7,497.1        7,523.7
                                                                  --------      ---------
                                                                 $10,880.3      $10,537.9
                                                                 ---------      ---------
- - - -----------------------------------------------------------------------------------------

The accompanying statements should be read in conjunction with the Notes to Consolidated
Financial Statements appearing on pages 47-59 of this report.



LIABILITIES AND SHAREHOLDERS EQUITY (In millions)
- - - ----------------------------------------------------------------------------------------
DECEMBER 31,                                                       1993           1992
- - - ----------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable............................................  $   812.5      $   737.4
  Accrued salaries, wages and benefits........................      243.9          257.3
  Accrued interest payable....................................       54.9           52.4
  Due to customers for returnable containers..................       50.3           48.2
  Accrued taxes, other than income taxes......................      121.7          117.0
  Estimated income taxes......................................       91.0           38.8
  Restructuring accrual.......................................      189.2            -
  Other current liabilities...................................      252.1          208.7
                                                                 --------       --------
    Total current liabilities.................................    1,815.6        1,459.8
- - - ----------------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS.......................................      607.1          538.3
- - - ----------------------------------------------------------------------------------------
LONG-TERM DEBT................................................    3,031.7        2,642.5
- - - ----------------------------------------------------------------------------------------
DEFERRED INCOME TAXES.........................................    1,170.4        1,276.9
- - - ----------------------------------------------------------------------------------------
COMMON STOCK AND OTHER SHAREHOLDERS EQUITY:
  Common stock, $1.00 par value, authorized
    800,000,000 shares........................................      342.5          341.3
  Capital in excess of par value..............................      808.7          762.9
  Retained earnings...........................................    6,023.4        5,794.9
  Foreign currency translation adjustment.....................      (33.0)          (1.4)
                                                                 --------       --------
                                                                  7,141.6        6,897.7
  Treasury stock, at cost.....................................   (2,479.6)      (1,842.9)
  ESOP debt guarantee offset..................................     (406.5)        (434.4)
                                                                 --------       --------
                                                                  4,255.5        4,620.4
- - - ----------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES.................................        -              -
                                                                $10,880.3      $10,537.9
                                                                =========      =========

- - - ----------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME
Anheuser-Busch Companies, Inc., and Subsidiaries

(In millions, except per share data)
- - - --------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                     1993               1992              1991
- - - --------------------------------------------------------------------------------------------------------
Sales...................................................  $13,185.1          $13,062.3         $12,634.2
  Less federal and state excise taxes...................    1,679.8            1,668.6           1,637.9
                                                          ---------          ---------         ---------
Net sales...............................................   11,505.3           11,393.7          10,996.3
  Cost of products and services.........................    7,419.7            7,309.1           7,148.7
                                                          ---------           --------         ---------
Gross profit............................................    4,085.6            4,084.6           3,847.6
  Marketing, distribution and administrative expenses...    2,308.7            2,308.9           2,126.1
  Restructuring charge..................................      565.0                -                 -
                                                          ---------          ---------         ---------
Operating income........................................    1,211.9            1,775.7           1,721.5
Other income and expenses:
  Interest expense......................................     (207.8)            (199.6)           (238.5)
  Interest capitalized..................................       36.7               47.7              46.5
  Interest income.......................................        5.2                7.1               9.2
  Other income/(expense), net...........................        4.4              (15.7)            (18.1)
                                                          ---------          ---------         ---------
Income before income taxes..............................    1,050.4            1,615.2           1,520.6
                                                          ---------          ---------         ---------
Provision for income taxes:
  Current...............................................      562.4              561.9             479.1
  Deferred..............................................     (139.5)              59.1             101.7
  Revaluation of deferred tax liability (FAS 109).......       33.0                -                 -
                                                          ---------          ---------         ---------
                                                              455.9              621.0             580.8
                                                          ---------          ---------         ---------
Net income, before cumulative effect of
  accounting changes....................................      594.5              994.2             939.8
Cumulative effect of changes in the method of
  accounting for postretirement benefits (FAS 106)
  and income taxes (FAS 109), net of tax benefit
  of $186.4 million.....................................        -                (76.7)              -
                                                          ---------          ---------         ---------
NET INCOME..............................................  $   594.5          $   917.5         $   939.8
                                                          =========          =========         =========
- - - ---------------------------------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE:
  Net income, before cumulative effect..................  $    2.17          $    3.48         $    3.26
  Cumulative effect of accounting changes...............         -                (.26)              -
                                                          ---------          ---------         ---------
  Net income............................................  $    2.17          $    3.22         $    3.26
                                                          =========          =========         =========
FULLY DILUTED EARNINGS PER SHARE:
  Net income, before cumulative effect..................  $    2.17          $    3.46         $    3.25
  Cumulative effect of accounting changes...............         -                (.26)              -
                                                          ---------          ---------         ---------
  Net income............................................  $    2.17          $    3.20         $    3.25
                                                          =========          =========         =========
- - - ---------------------------------------------------------------------------------------------------------

The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements  appearing on pages 47-59 of this report.





CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
Anheuser-Busch Companies, Inc., and Subsidiaries

SHAREHOLDERS EQUITY (In millions, except per share data)
- - - ------------------------------------------------------------------------------------------------------------------------
                                                                                                    ESOP      FOREIGN
                                                     CAPITAL IN                                     DEBT      CURRENCY
                                        COMMON       EXCESS OF        RETAINED     TREASURY      GUARANTEE   TRANSLATION
                                         STOCK       PAR VALUE        EARNINGS       STOCK         OFFSET     ADJUSTMENT
- - - ------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1990............ $335.7        $558.9          $4,563.3    $(1,323.1)      $(485.0)     $ 29.3
Net income..............................                                  939.8
Common dividends
  ($1.06 per share).....................                                 (301.1)
Shares issued under
  stock plans...........................    2.7          92.2               7.8
Conversion of Convertible
  Debentures............................     .1           3.4
Reduction of ESOP debt
  guarantee.............................                                                              23.8
Treasury stock acquired.................                                                (1.1)
Foreign currency translation
  adjustment............................                                                                          (8.6)
- - - ------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991............  338.5         654.5            5,209.8    (1,324.2)       (461.2)       20.7
Net income..............................                                   917.5
Common dividends
  ($1.20 per share).....................                                  (338.3)
Shares issued under
  stock plans...........................    2.8         107.6                5.9
Conversion of Convertible
  Debentures............................                   .8
Reduction of ESOP debt
  guarantee.............................                                                              26.8
Treasury stock acquired.................                                              (518.7)
Foreign currency translation
  adjustment............................                                                                         (22.1)
- - - ------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992............   341.3        762.9            5,794.9    (1,842.9)       (434.4)       (1.4)
Net income..............................                                   594.5
Common dividends
  ($1.36 per share).....................                                  (370.0)
Shares issued under
  stock plans...........................     1.2         44.2                4.0
Reduction of ESOP debt
  guarantee.............................                                                              27.9
Treasury stock acquired net
  of treasury shares issued.............                  1.6                         (636.7)
Foreign currency translation
  adjustment............................                                                                         (31.6)
- - - -----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993............  $342.5       $808.7           $6,023.4     $(2,479.6)    $(406.5)     $(33.0)
- - - -----------------------------------------------------------------------------------------------------------------------

The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements  appearing on pages  47-59 of this report.

CONSOLIDATED STATEMENT OF CASH FLOWS
Anheuser-Busch Companies, Inc., and Subsidiaries

(In millions)
- - - --------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                      1993               1992              1991
- - - --------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income............................................  $   594.5          $  917.5          $  939.8
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization.....................      608.3             567.0             534.1
      (Decrease)/increase in deferred
        income taxes....................................     (106.5)             62.0             104.5
      Restructuring charge ($565 million
        less cash payments of $65.1 million)............      499.9               -                 -
      Cumulative effect of
        accounting changes..............................        -                76.7               -
      Decrease/(increase) in non-cash
        working capital.................................       99.6             (13.4)           (208.5)
      Other, net........................................       56.7              18.9              24.8
                                                           --------          --------         ---------
Cash provided by operating activities...................    1,752.5           1,628.7           1,394.7
- - - ---------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures..................................     (776.9)           (737.2)           (702.5)
  Business acquisitions.................................     (524.3)            (41.4)            (15.7)
                                                           --------          --------         ---------
Cash (used for) investing activities....................   (1,301.2)           (778.6)           (718.2)
- - - ----------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Increase in long-term debt............................      689.2             351.3                .6
  Decrease in long-term debt............................     (267.7)           (343.8)           (479.1)
  Dividends paid to shareholders........................     (370.0)           (338.3)           (301.1)
  Acquisition of treasury stock.........................     (639.8)           (518.7)             (1.1)
  Shares issued under stock plans and
    conversion of Convertible Debentures................       49.4             117.1             106.2
                                                           --------          --------         ---------
  Cash (used for) financing activities..................     (538.9)           (732.4)           (674.5)
- - - ---------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and
  marketable securities during the year.................      (87.6)            117.7               2.0
Cash and marketable securities at
  beginning of year.....................................      215.0              97.3              95.3
                                                           --------          --------         ---------
Cash and marketable securities at
  end of year...........................................   $  127.4          $  215.0         $    97.3
                                                           --------          --------         ---------
- - - ---------------------------------------------------------------------------------------------------------

The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 47-59 of this report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- - - ---------------------------------------------------------------------------
1. SUMMARY OF          This summary of significant accounting principles and
   SIGNIFICANT      policies of Anheuser-Busch Companies, Inc. and its
   ACCOUNTING       subsidiaries is presented to assist the reader in
   PRINCIPLES       evaluating the company's financial statements included
   AND POLICIES     in this report.  These principles and conform to
                    generally accepted accounting principles.

                    PRINCIPLES OF CONSOLIDATION
                      The consolidated financial statements include the
                    company and all its subsidiaries. All significant intercompany transactions have been eliminated.

                    FOREIGN CURRENCY TRANSLATION
                      Adjustments resulting from foreign currency
                    transactions are recognized in income, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders equity.

                    EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES
                      The excess of the cost over the net assets of
                    acquired businesses is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1993 and 1992 was $74.2 million and $63.0 million, respectively.

                    INVENTORIES AND PRODUCTION COSTS
                      Inventories are valued at the lower of cost or
                    market. Cost is determined under the last-in, first-out method (LIFO) for substantially all brewing inventories and under the first-in, first-out method (FIFO) for substantially all food product inventories.

                    PLANT AND EQUIPMENT
                      Plant and equipment is carried at cost and includes
                    expenditures for new facilities and those which substantially increase the useful lives of existing facilities. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated from the respective accounts and any gain or loss on disposition is reflected in income or expense.
                      Depreciation is provided principally on the straight-
                    line method over the estimated useful lives of the assets, resulting in depreciation rates on buildings ranging from 2% to 10% and on machinery and equipment ranging from 4% to 25%.


                    CAPITALIZATION OF INTEREST
                      Interest relating to the cost of acquiring certain
                    fixed assets is capitalized. The capitalized interest is included as part of the cost of the related asset and is amortized over its estimated useful life.

                    INCOME TAXES
                      The provision for income taxes is based on the income
                    and expense amounts as reported in the Consolidated Statement of Income. The company has elected to utilize certain provisions of federal income tax laws and regulations to reduce current taxes payable. Effective in 1992, deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards No. 109. Prior to 1992, deferred taxes were recognized for the effect of timing differences between financial and tax reporting in accordance with the requirements of Accounting Principles Board Opinion No. 11.

                    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK
                      The company is party to certain financial instruments
                    with off-balance-sheet risk incurred in the normal course of business. These financial instruments include financial guarantees, foreign currency forward and option contracts designated as hedges, foreign currency payment swaps and interest rate swaps. The company's exposure to credit loss in the event of non-performance by the counterparty to these financial instruments (either individually or in the aggregate) is not material.
                      The company does not have a material concentration of
                    accounts receivable or credit risk.

FINANCIAL REVIEW

FAIR VALUE OF FINANCIAL INSTRUMENTS
  Long-term debt is the only significant financial instrument of the company with a fair value different than its recorded value. As of December 31, 1993, the fair value of long-term debt was $3.1 billion compared to its recorded value of $3.0 billion.
The fair value of long-term debt was estimated based on the quoted market values for the same or similar debt issues, or rates currently available for debt with similar terms.

RESEARCH AND DEVELOPMENT, ADVERTISING, PROMOTIONAL
COSTS AND INITIAL PLANT COSTS
  Research and development, advertising, promotional costs and initial plant costs are expensed in the year in which these costs are incurred.

EARNINGS PER SHARE
    Earnings per share of common stock are based on the weighted average number of shares of common stock outstanding during the respective years as shown below
(in millions):

- - - --------------------------------------------------------------------------
                                             1993    1992      1991
- - - --------------------------------------------------------------------------
Primary weighted average shares............  274.3   285.8    287.9
Fully diluted weighted average shares......  279.3   290.8    292.9
- - - --------------------------------------------------------------------------

  Fully diluted earnings per share of common stock
assume the conversion of the company's 8% convertible
debentures due 1996 and the elimination of the related
after-tax interest expense.
- - - ---------------------------------------------------------------------------
  In September 1993, the company announced a               2-PROFITABILITY
Profitability Enhancement Program to improve sales           ENHANCEMENT
and profitability.  The Program, which involves              PROGRAM
significant organizational and operational changes,
includes the following elements:
  -  An enhanced retirement program for salaried
     employees
  -  The write-down of under-performing assets and
     investments
  -  Restructuring and reorganization of the company
  As a result of the Program, the company recognized
a $565 million restructuring charge during third
quarter 1993.
  The Program includes a 10% reduction in the salaried
workforce (approximately 1,200 employees). This reduction
was achieved through an enhanced retirement program.
The enhanced retirement program offered salaried employees
age 53 or older certain incentives and the opportunity to
retire effective December 31, 1993. Incentives included
pension credits for an additional five years of service
and five years of age. The total cost of the enhanced
retirement program was $142 million and is discussed in
more detail in Note 10.
  In addition, as part of the Program, the company plans
to restructure and reorganize certain operations at a cost
of $278 million. The restructuring and reorganization
portion of the Program includes relocation of the company's
Campbell Taggart, Inc. and Eagle Snacks, Inc. corporate
offices to St. Louis; the closing of several smaller
non-beer manufacturing operations; and the rationaliza-
tion of brewing operations based on the successful
practices employed at its newer breweries.  Also
included in the Program is $145 million for the
write-down of under-performing assets and investments
to their net realizable (economic) values.
- - - --------------------------------------------------------------------------
  Effective January 1, 1992, the company adopted           3-ADOPTION
Statements of Financial Accounting Standards No. 106         IMPACT OF NEW
(FAS 106), "Employers' Accounting for Postretirement         ACCOUNTING
Benefits  Other Than Pensions,"  and No. 109 (FAS 109),      PRONOUNCEMENTS
"Accounting for Income Taxes."
  The company elected to immediately recognize the cumulative effect of adoption of FAS 106/109 pertaining to years prior to 1992 through a one-time adjustment which impacted 1992 net income as follows (in millions):

- - - ---------------------------------------------------------------------------
                                                        1992 Net Income
                                                      Increase (Decrease)

- - - ---------------------------------------------------------------------------
Postretirement benefits (FAS 106)....................       $(319.5)
Accounting for income taxes (FAS 109)................         242.8
                                                            -------
Net income impact....................................       $ (76.7)
                                                            =======
Fully diluted earnings per share impact..............       $  (.26)
                                                           ========
- - - ---------------------------------------------------------------------------

                        Implementation of FAS 106 in 1992 was based on
                      benefit levels in effect at the time of
                      adoption. Certain changes to these benefit levels were implemented in 1993, thereby reducing the pretax expense level in 1993 by $27.0 million to $48.3 million.
                        Assuming constant statutory tax rates, FAS 109 is
                      not expected to have a significant ongoing financial impact on the company. However, statutory tax rate changes, as occurred in August 1993, require revaluation of the deferred tax liability, with the net change recognized in the income statement in the year the tax rate change is enacted.

- - - --------------------------------------------------------------------------
4-ACQUISITIONS          In March 1993, the company announced the
  AND BUSINESS        establishment of a joint venture with Japan's largest
  INVESTMENTS         brewer, Kirin Brewery, to market and sell Budweiser
                      in Japan. The joint venture replaces a prior license-brewing contract in Japan and is 90% owned by the company and 10% owned by Kirin. The joint venture began operations in September 1993.
                        In June 1993, the company announced the purchase of
                      a 17.7% equity interest in Grupo Modelo, Mexico's largest brewer, and its subsidiaries for $477 million. This investment is accounted for under the cost method and included in the balance sheet within the caption "Investments in and advances to affiliated companies." During 1993, the company recorded $8.1 million in dividends related to this investment.
                        The agreement gives the company options to increase
                      its investment in Grupo Modelo to a minority position of approximately 35% and to acquire an additional minority interest in its subsidiaries. These options are exercisable between mid-1995 and the end of 1997.
                      Under certain circumstances involving the non-exercise of these options by the company at either party's election, Grupo Modelo may repurchase approximately half of the company's investment at cost and repurchase the remainder at prevailing market rates.
                        In July 1993, the company purchased a 5% interest
                      in China's largest brewer, Tsingtao Brewery Company
                      Limited, for $16.4 million. The purchase occurred in conjunction with Tsingtao's initial public offering on the Stock Exchange of Hong Kong. This initial 5% purchase by the company, accounted for under the cost method and included in the balance sheet within the caption "Investments in and advances to affiliated companies," is a strategic investment which may lead to additional commercial or investment relationships between the two companies.
                        In December 1993, the company acquired the
                      remaining 50% of International Label Company for
                      $19.2 million. The acquisition was accounted for using the purchase method of accounting and the excess cost of the acquisition over the assets acquired is being amortized on a straight-line basis over 40 years.

- - - --------------------------------------------------------------------------
5-INVENTORY             Approximately 66.5% and 69.0% of total inventories
  VALUATION           at December 31, 1993 and 1992, respectively, are
                      stated on the last-in, first-out (LIFO) inventory
                      valuation method. Had average-cost (which
                      approximates replacement cost) been used with respect
                      to such inventories at December 31, 1993 and 1992,
                      total inventories would have been $105.5 million and
                      $107.1 million higher, respectively.
- - - -------------------------------------------------------------------------
6-CREDIT                The company's revolving credit agreements totaling
  AGREEMENTS          $500 million were terminated January 31, 1993. The
                      company's new credit agreements totaling $800 million expire in January 1995 ($400 million) and February
                      1996 ($400 million). The agreements provide that the company may select among various loan arrangements with differing maturities and among a variety of interest rates, including a negotiated rate. At
                      December 31, 1993 and 1992 the company had no outstanding borrowings under these agreements. Fees under these agreements amounted to $.9 million in 1993, $.6 million in 1992 and $.7 million in 1991.

FINANCIAL REVIEW

- - - ---------------------------------------------------------------------------
  Long-term debt at December 31 consisted of the follow-      7-LONG-TERM
ing (in millions):                                              DEBT
- - - ---------------------------------------------------------------------------
                                                          1993       1992
- - - ---------------------------------------------------------------------------
Commercial paper.........................................$  569.1   $  79.7
Medium-term Notes Due 1993 to 2002(interest from
4.6% to 9.0%)............................................   225.0     285.0
8% Dual Currency Japanese Yen/U.S. Dollar Notes Due 1995.      -       53.5
8-3/4% Notes Due July 15, 1995...........................   100.0     100.0
8% Notes Due October 1, 1996.............................      -      100.0
8% Convertible Debentures Due 1996.......................   237.1     237.2
8-3/4% Notes Due 1999....................................   250.0     250.0
6.9% Notes Due 2002......................................   200.0     200.0
9% Debentures Due 2009...................................   350.0     350.0
7-3/8% Debentures Due 2023...............................   200.0       -
ESOP Debt Guarantee......................................   406.5     434.4
Sinking Fund Debentures..................................   364.6     413.7
Industrial Revenue Bonds.................................   110.3     115.6
Other Long-term Debt.....................................    19.1      23.4
                                                         --------  --------
                                                         $3,031.7  $2,642.5
- - - ---------------------------------------------------------------------------
  The company's sinking fund debentures at December 31 are as follows
 (in millions):
- - - ---------------------------------------------------------------------------
                                                           1993      1992
- - - ---------------------------------------------------------------------------
8-5/8% Debentures maturing 1997 to 2016..................  $150.0     50.0
8-1/2% Debentures maturing 1998 to 2017..................   150.0    150.0
10% Debentures maturing 1999 to 2018.....................   150.9    200.0
Less: Debentures held in treasury........................   (86.3)   (86.3)
                                                           ------   ------
                                                           $364.6   $413.7
- - - ---------------------------------------------------------------------------

  The company utilizes SEC shelf registration statements to provide financing flexibility. At
December 31, 1992, a total of $550 million was available for debt issuance under shelf registra-tion statements. In 1993, the company issued $210 million in debt. As of December 31, 1993, the company had a total of $340 million remaining available for issuance under shelf registration statements.
  In 1989 the company registered with the SEC $300 million of convertible debentures as part of its Beer Wholesaler Investment Program, $241.7 million of which were issued to Qualified Holders. The debentures may only be held by a qualified, independently owned beer wholesaler (and certain related parties) and may be converted into a 5% convertible preferred stock, par value $1.00, at a conversion price of $47.60 per share. Each share of the convertible preferred stock may be converted into one share of the company's common stock. The convertible debentures and convertible preferred stock are subject to mandatory redemption at the end of seven years, optional redemption/repurchase at the company's or holder's discretion after three years, and special redemption/repurchase options based upon the occurrence of certain events with respect to particular holders.
  During 1993, the company redeemed the following long-term debt:
  -  $53.5 million, 8.0% Dual Currency Notes;
  -  $100 million, 8.0% Notes; and
  -  $49.1 million, 10% Sinking Fund Debentures
  Gains/losses on these redemptions (either individually or in the aggregate) were not material to the company's
Consolidated Financial Statements.
  At December 31, 1993 and 1992, there were $569.1 million and $79.7 million, respectively, of commercial paper borrowings outstanding classified as long-term debt.
The commercial paper is intended to be maintained on a long-term basis with ongoing credit provided by the company's revolving credit agreements.


                       The company's Dual Currency Japanese Yen/U.S. Dollar
                     Notes were issued at a discount from the redemption value and subsequently converted into a U.S. dollar liability resulting in an effective interest rate of 10%, as compared to a stated rate of 8%. This debt was redeemed during 1993. The company had fully hedged its foreign currency exposure for interest payments related to this debt through an agreement with an international lending institution.
                       During 1992 the company entered into a financial
                     fixed-rate swap agreement on a notional amount of $200 million. The company is obligated to pay a fixed rate of 6.54% per year for the four-year period beginning January 1, 1994. In return, the company will receive a floating interest rate based on commercial paper rates.
                       The aggregate maturities on all long-term debt are
                     $31, $287, $270, $50 and $76 million, respectively, for each of the years ending December 31, 1994 through 1998. These aggregate maturities do not include the future maturities of the ESOP debt guarantee.

- - - ---------------------------------------------------------------------------
8-STOCK                The company had an Incentive Stock Option/Non-
  OPTION PLANS       Qualified Stock Option Plan and a Non-Qualified Stock
                     Option Plan for certain qualified employees which expired on December 21, 1991. Under the terms of the plans, options were granted at not less than the fair market value of the shares at the date of grant. The
                     Non-Qualified Stock Option Plan provided that optionees could be granted Stock Appreciation Rights
                     (SARs) in tandem with stock options. The exercise of a SAR cancels the related option and the exercise of an option cancels the related SAR. At December 31, 1993 and 1992, a total of 2,778,824 and 3,350, 952 shares, respectively, were reserved for possible future issuance under these plans.
                       In April 1990, the shareholders approved an
                     Incentive Stock Plan for certain qualified employees.
                     The plan (as amended) provides for the grant of options and SARs. Under the terms of the plan, options may be granted at not less than the fair market value of the shares at the date of grant. At December 31, 1993 and 1992, a total of 19,051,066 and 9,908,929 shares, respectively, were reserved for future issuance under this plan.
                       Presented below is a summary of activity for the
                     plans for the years ended December 31:

                               ------------------------------------------------------------------------------------------
                                                     1993             1992         1991
                               ------------------------------------------------------------------------------------------
                               Options outstanding at beginning of the year.      10,887,085     12,285,133   15,224,650
                               Options granted during the year..............       2,023,400      2,213,026      668,516
                               Options and SARs exercised during the year...      (1,399,573)    (3,464,070)  (3,390,645)
                               Options cancelled during the year............        (147,703)      (147,004)    (217,388)
                                                                                ------------  ------------- -------------
                               Options outstanding at end of the year.......      11,363,209     10,887,085   12,285,133
                                                                                ------------  ------------- -------------
                               Options exercisable at end of the year.......       8,009,951      8,298,103    8,859,962
                                                                               -------------  ------------- -------------
                               Option price range per share.................   $12.28-$58.56  $10.31-$58.56 $10.31-$56.00
                               ------------------------------------------------------------------------------------------

                       The plans provide for acceleration of exercisability
                     of the options upon the occurrence of certain events
                     relating to a change of control, merger, sale of
                     assets or liquidation of the company (Acceleration
                     Events). The Non-Qualified Plan and the Incentive
                     Stock Plan also provide that optionees may be granted
                     Limited Stock Appreciation Rights (LSARs). LSARs
                     become exercisable, in lieu of the option or SAR, upon
                     the occurrence, six months following the date of
                     grant, of an Acceleration Event. These LSARs entitle
                     the holder to a cash payment per share equivalent to
                     the excess of the share value (under terms of the
                     LSAR) over the grant price. As of December 31, 1993
                     and 1992, there were 1,411,379 and 1,618,278
                     respectively, of LSARs outstanding.
- - - ---------------------------------------------------------------------------
9-EMPLOYEE             In 1989, the company added an Employee Stock
  STOCK              Ownership Plan (ESOP) to its existing Deferred Income
  OWNERSHIP          Stock Purchase and Savings Plans. Approximately 60% of
  PLAN               all salaried and hourly employees are eligible for
                     participation in the ESOP.   The ESOP borrowed $500
                     million for a term of 15 years at an interest rate of 8.3% and used the proceeds to buy approximately 11.3 million shares of common stock from the company. The
                     ESOP debt is guaranteed by the company and ESOP shares are being allocated to participants over 15 years as contributions are made to the plans.
                       ESOP cash contributions and ESOP expense accrued
                     during the calendar year are determined by several factors including the market price and number of shares allocated to participants, ESOP debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOP, total expense will equal the total cash contributions made by the company.

FINANCIAL REVIEW
  ESOP cash contributions are made in March and September, based on the plan year which ends March 31.
A summary of ESOP cash contributions and dividends on unallocated ESOP shares for the three years ended
December 31 is presented below (in millions):

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992      1991
- - - -------------------------------------------------------------------------------------------
Cash contributions..........................................   $ 39.4    $ 33.1    $ 32.6
                                                               ======    ======    ======
Dividends...................................................   $ 10.6    $ 10.4    $ 10.2
                                                               ======    ======    ======
- - - -------------------------------------------------------------------------------------------

Total ESOP expense is allocated to operating expense and interest expense based upon the ratio of principal and interest payments on the debt. ESOP expense for each of the three years ended December 31 is presented below (in millions):

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992      1991
- - - -------------------------------------------------------------------------------------------
Operating expenses.........................................   $ 18.6    $ 14.2    $ 13.2
Interest expenses..........................................     21.8      18.8      19.9
                                                              ------    ------    ------
Total expense..............................................   $ 40.4    $ 33.0    $ 33.1
- - - -------------------------------------------------------------------------------------------

- - - ----------------------------------------------------------------------
  As discussed in Note 2, in September 1993 the         10-RETIREMENT
company announced a Profitability Enhancement Program      BENEFITS
that included an enhanced retirement program. Total costs related to the enhanced retirement program were $142 million. Included in this cost was $90 million in special pension benefits, offset by $35 million in curtailment gains (for a net cost of $55 million).
Additionally, a $23.5 million charge for postretirement benefits other than pensions is included in the total cost. The remaining portion of the cost relates to severance benefits and other expenses of implementing the plan.

PENSION PLANS
  The company has pension plans covering substantially all of its employees. Total pension expense for each of the three years ended December 31 is presented below
(in millions):

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992       1991
- - - -------------------------------------------------------------------------------------------
Single-employer defined benefit plans........................ $  (2.5)   $ (3.9)   $ (3.5)
Multi-employer plans.........................................    48.4      47.4      47.6
Defined contribution plans...................................    13.2      12.6      11.6
                                                              -------    ------    ------
                                                              $  59.1    $ 56.1    $ 55.7
- - - -------------------------------------------------------------------------------------------

  Net pension benefit for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992        1991
- - - -------------------------------------------------------------------------------------------
Service cost (benefits earned during the year)............... $ 45.7     $ 42.0     $ 34.0
Interest cost on projected benefit obligation................   65.1       60.0       54.1
Assumed return on assets.....................................  (99.5)     (92.3)     (76.6)
Amortization of prior service cost, actuarial
  gains/losses and the excess of market value of
  plan assets over projected benefit obligation
  at January 1, 1986.........................................  (13.8)     (13.6)     (15.0)
                                                              ------     ------     ------
    Net pension benefit...................................... $ (2.5)    $ (3.9)    $ (3.5)
- - - ------------------------------------------------------------------------------------------

  The key actuarial assumptions used in determining pension expense for single-employer defined benefit plans were as follows for each of the years ended December 31:

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992       1991
- - - -------------------------------------------------------------------------------------------
Discount rate...............................................     9.0%      9.0%      10.0%
Long-term rate of return on plan assets.....................    10.0%     10.0%       9.0%
Weighted-average rate of compensation increase..............     6.5%      6.5%       6.5%
- - - -------------------------------------------------------------------------------------------

  The actual gain on pension assets was $120.4 million, $102.2 million and $145.7 million in 1993, 1992 and 1991, respectively.
  The following tables set forth the funded status of all company single-employer defined benefit plans at December 31
(in millions):

- - - -------------------------------------------------------------------------------------------
                                                                     1993          1992
- - - -------------------------------------------------------------------------------------------
Plan assets at fair market value-primarily corporate equity
  securities and publicly traded bonds...........................$ 1,020.0       $1,117.4
                                                                 ---------       --------
Accumulated benefit obligation:
  Vested benefits................................................  (721.2)         (576.1)
  Nonvested benefits.............................................   (58.2)          (40.3)
                                                                 ---------       --------
Accumulated benefit obligation...................................  (779.4)         (616.4)
Effect of projected compensation increases.......................  (135.1)         (152.8)
                                                                 ---------       --------
Projected benefit obligation.....................................  (914.5)         (769.2)
                                                                 ---------       --------
Plan assets in excess of projected benefit obligation............$  105.5        $  348.2
- - - -------------------------------------------------------------------------------------------
- - - -------------------------------------------------------------------------------------------
                                                                     1993          1992
- - - -------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation consist of the following components:
    Unamortized excess of market value of plan assets over
      projected benefit obligation at January 1, 1986 being
      amortized over 15 years......................................$ 70.9        $  119.1
    Unrecognized net actuarial gains/(losses)...................... (70.9)           73.9
    Prior service costs............................................ (43.7)          (27.8)
    Prepaid pension................................................ 149.2           183.0
                                                                   ------         -------
                                                                   $105.5        $  348.2
- - - ------------------------------------------------------------------------------------------

  The assumptions used in determining the funded status of these plans as of December 31 were as follows:

- - - -------------------------------------------------------------------------------------------
                                                                     1993          1992
- - - -------------------------------------------------------------------------------------------
Discount rate....................................................... 7.5%          9.0%
Weighted-average rate of compensation increase ..................... 5.5%          6.5%
- - - -------------------------------------------------------------------------------------------

  The decline in the funded status of the plans in 1993 is due to assets paid to retirees in conjunction with the enhanced retirement program and the lower discount rate.
  Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee-hours worked.

POSTRETIREMENT BENEFITS
  As discussed in Note 3, the company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions," effective January 1, 1992.
  The company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Bargaining unit employees generally become eligible for retiree health care benefits after reaching age 55 with 10-15 years of service or after reaching age 65.

FINANCIAL REVIEW
  The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all single-employer defined benefit plans at
December 31 (in millions):

- - - -------------------------------------------------------------------------------------------
                                                                     1993          1992
- - - -------------------------------------------------------------------------------------------
Retirees............................................................$191.7      $  110.6
Fully eligible active plan participants............................. 139.0         146.0
Other active plan participants...................................... 232.6         304.4
                                                                    ------      --------
Accumulated postretirement benefit obligation (APBO)................ 563.3         561.0
Unrecognized prior service benefits................................. 109.8           -
Unrecognized net actuarial (losses)................................. (51.2)          -
                                                                    ------      --------
Total postretirement benefit liability..............................$621.9      $  561.0
                                                                    ======      ========
- - - -------------------------------------------------------------------------------------------

  As of December 31, 1993 and 1992, $607.1 million and $538.3 million of this obligation was classified as a long-term liability and $14.8 million and $22.7 million was classified as a current liability, respectively.
  Net periodic postretirement benefits expense for single-employer defined benefit plans for 1993 and 1992 was comprised of the following (in millions):

- - - -------------------------------------------------------------------------------------------
                                                                     1993          1992
- - - -------------------------------------------------------------------------------------------
Service cost (benefits attributed to service during the year).......$ 21.1      $   29.8
Interest cost on accumulated postretirement benefit obligation......  39.2          45.5
Amortization of prior service (benefit).............................  (6.5)          -
Amortization of curtailment loss/(gain).............................  (4.5)          -
Amortization of actuarial loss/(gain)...............................  (1.0)          -
                                                                    ------      --------
Net periodic postretirement benefits expense........................$ 48.3      $   75.3
                                                                    ======      ========
- - - ------------------------------------------------------------------------------------------

  In measuring the APBO, a 12.5% annual trend rate
for health care costs was assumed for 1993. This
rate is assumed to decline ratably over the next
12 years to 6.5% and remain at that level thereafter.
The weighted average discount rate used in determining
the APBO was 8% and 9%, respectively, at December 31,
1993 and 1992.
  If the assumed health care cost rate changed by 1%,
the APBO as of December 31, 1993 would change by 13.4%.
The effect of a 1% change in the cost trend rate on
the service and interest cost components of net
periodic postretirement benefits expense would be a
change of 17.4%.
- - - --------------------------------------------------------------------------
  The provision for income taxes consists of the           11-INCOME TAXES
following for the three years ended December 31
(in millions):

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992       1991
- - - -------------------------------------------------------------------------------------------
Current Tax Provision:
  Federal......................................................$459.5    $460.6     $386.7
  State and foreign............................................ 102.9     101.3       92.4
                                                               ------    ------     ------
                                                                562.4     561.9      479.1
                                                               ------    ------     ------
Deferred Tax Provision:
  Federal..................................................... (126.2)     50.3       93.3
  State and foreign...........................................  (13.3)      8.8        8.4
                                                               ------    ------     ------
                                                               (139.5)     59.1      101.7
                                                               ------    ------     ------
                                                               $422.9    $621.0     $580.8
                                                               ======    ======     ======
- - - ------------------------------------------------------------------------------------------

  The deferred tax provision results from differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences are related to fixed assets (tax effect of $51.5 million in 1993, $67.6 million in 1992 and $75.9 million in 1991) and the restructuring charge benefit
($184 million) in 1993.
  Under the liability method, at December 31, 1993 the company had deferred tax liabilities of $1,759 million and deferred tax assets of $588 million. The principal temporary differences included in deferred tax liabilities are related to fixed assets ($1,548 million). The principal temporary differences included in deferred tax assets are related to accrued postretirement benefits ($232.2 million) and other accruals and temporary differences ($355.9 million) which are not deductible for tax purposes until paid or utilized.

  On August 10, 1993, the Revenue Reconciliation Act of
1993 was signed into law. As a result, the federal statutory income tax rate was retroactively increased, effective January 1, 1993, by 1% to 35%. This resulted in a $33 million non-recurring, after-tax, non-cash charge related to revaluation of the deferred tax liability in accordance with FAS 109.
  The company's effective tax rate was 43.4% in 1993, 38.4% in 1992 and 38.2% in 1991. A reconciliation between the statutory rate and the effective rate is presented below:

- - - -------------------------------------------------------------------------------------------
                                                                1993      1992       1991
- - - -------------------------------------------------------------------------------------------
Statutory rate..................................................35.0%     34.0%      34.0%
State income taxes, net of federal benefit...................... 4.7       3.9        3.8
Revaluation of deferred tax liability........................... 3.1       -          -
Other...........................................................  .6        .5         .4
                                                                 ----     ----       ----
Effective tax rate.............................................. 43.4%    38.4%      38.2%
- - - -------------------------------------------------------------------------------------------
- - - ----------------------------------------------------------------------------------------------------------------------------
12-CASH FLOWS         For purposes of the Statement of Cash Flows, all
                    short-term investments with maturities of 90 days or
                    less are considered cash equivalents. Such amounts
                    include marketable securities of $4.8 million in 1993
                    and $104.6 million in 1992.  The effect of foreign
                    currency exchange rate fluctuations was not material
                    for 1993, 1992 and 1991.
                      Supplemental information with respect to the
                    Statement of Cash Flows is presented below (in
                    millions):

                     CAPTION>
- - - -------------------------------------------------------------------------------------------
                                                                1993      1992       1991
- - - -------------------------------------------------------------------------------------------
Interest paid, net of capitalized interest...................$  168.6  $  158.0  $   205.8
Income taxes paid............................................   510.2     552.3      480.0
Excise taxes paid............................................ 1,673.4   1,663.0    1,606.6
- - - -------------------------------------------------------------------------------------------
CHANGES IN NON-CASH WORKING CAPITAL
Decrease/(increase) in non-cash current assets:
  Accounts receivable........................................$ (101.3) $    5.0  $   (92.2)
  Inventories................................................    34.0     (25.1)     (68.4)
  Other current assets.......................................      .3     (50.3)     (38.8)
Increase/(decrease) in current liabilities:
  Accounts payable...........................................    75.1      27.6       (1.4)
  Accrued salaries, wages and benefits.......................   (13.4)     34.0      (24.0)
  Accrued interest payable...................................     2.5      (6.1)     (13.8)
  Due to customers for returnable containers.................     2.1       3.7        (.1)
  Accrued taxes, other than income taxes.....................     4.7       6.1       39.4
  Estimated income taxes.....................................    52.2      (6.4)     (34.0)
  Other current liabilities..................................    43.4      (1.9)      24.8
                                                              -------    ------    -------
Decrease/(increase) in non-cash working capital.............. $  99.6   $ (13.4)   $(208.5)
- - - -------------------------------------------------------------------------------------------

                                    55

FINANCIAL REVIEW

- - - ----------------------------------------------------------------------
STOCK ACTIVITY
                                                        13-PREFERRED
  Activity in the company's stock categories for           AND COMMON
each of the three years ended December 31 is               STOCK
summarized below:

- - - ----------------------------------------------------------------------------------
                                                  Common Stock       Common Stock
                                                     Issued           In Treasury
- - - ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1990.......................  335,683,313       (53,377,060)
Shares issued under stock plan...................    2,696,554
Conversions of Convertible Debentures............       72,477
Treasury stock acquired..........................                        (23,500)
- - - ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991.......................  338,452,344       (53,400,560)
Shares issued under stock plans..................    2,931,179
Conversions of Convertible Debentures............       16,805
Treasury stock acquired..........................                     (9,597,492)
- - - ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992.......................  341,400,328       (62,998,052)
Shares issued under stock plans..................    1,180,011
Conversions of Convertible Debentures............        2,100
Treasury stock acquired..........................                    (12,643,125)
Treasury stock issued............................                         95,413
- - - ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993.......................  342,582,439       (75,545,764)
- - - ----------------------------------------------------------------------------------

  At December 31, 1993 and 1992, 40,000,000 shares
of $1.00 par value preferred stock were authorized and unissued.

STOCK REPURCHASE PROGRAMS
  The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. In June
1992 the board authorized the repurchase of 20
million shares. The company has acquired 12.6 million, 9.6 million and 23,500 shares of common stock in 1993, 1992 and 1991 for $639.8 million, $518.7 million and $1.1 million, respectively. At
December 31, 1993, approximately 5.0 million shares were available for repurchase under the 1992 authorization.

STOCKHOLDER RIGHTS PLAN
  In 1985, the Board of Directors adopted a Stockholder Rights Plan pursuant to which the board declared a dividend of one preferred stock purchase right on each outstanding share of common stock of the company. The rights have subsequently been amended in certain respects, and the description below reflects the terms of the rights as amended.
After the rights become exercisable and until such time as the rights expire or are redeemed, they will entitle the holder to purchase one one-hundredth of a share of a new Series B Junior Participating
Preferred Stock, par value $1.00 per share
(4,000,000 shares were reserved for issuance at December 31, 1993 and 1992), at a purchase price of $50 per one one-hundredth of a share. The rights will become exercisable on the earlier to occur of
(i) the tenth calendar day following a public announcement that a person or group (an "Acquiring
Person") has acquired 20% or more of the common stock of the company, or (ii) the tenth business day following the commencement of a tender offer or exchange offer by a third party which, upon consummation, would result in such party's control of 30% or more of the common stock of the company.
  If, at any time after the rights have become non-redeemable, the company is the surviving corporation in a merger with an Acquiring Person and its common stock is not changed or exchanged, or an Acquiring
Person becomes the beneficial owner of more than 30% of the then outstanding shares of common stock, each right will entitle the holder, other than the Acquiring Person, to purchase that number of shares of common stock of the company which has a market value of twice the exercise price of the right.
  If, at any time after the rights have become non-redeemable, the company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, each right will entitle its holder to purchase that number of shares of common stock of the acquiring company which has a market value of twice the exercise price of the right.

                       The rights, which do not have voting rights, expire
                     on December 27, 1995, and may be redeemed by the
                     company at a price of 2-1/2 cents per right at any
                     time prior to expiration or the date on which the
                     company's Board of Directors permits the rights to
                     become non-redeemable (subject to reinstatement in
                     certain circumstances).
- - - ---------------------------------------------------------------------------
14-COMMITMENTS          In connection with plant expansion and improvement
   AND                programs, the company had commitments for capital
   CONTINGENCIES      expenditures of approximately $315.9 million at
                      December 31, 1993.  Obligations under capital and
                      operating leases are not material.
                        The company and certain of its subsidiaries are
                      involved in certain claims and legal proceedings in
                      which monetary damages and other relief are sought.
                      The company is vigorously contesting these claims.
                      However, resolution of these claims is not expected
                      to occur quickly, and their ultimate outcome cannot
                      presently be predicted. In any event, it is the
                      opinion of management that any liability of the
                      company or its subsidiaries for claims or proceedings
                      will not materially affect its financial position.
- - - ---------------------------------------------------------------------------
15-BUSINESS             The company's principal business segments are beer
   SEGMENTS           and beer-related, food products and entertainment.
                      The beer and beer-related segment produces and sells the company's beer products. Included in this segment are the company's raw material acquisition, malting, can manufacturing, recycling, communications and transportation operations.
                        The food products segment consists of the company's
                      food and food-related operations which include the company's baking and snack food subsidiaries and certain rice operations.
                        The entertainment segment consists of the company's
                      theme parks, baseball, stadium and real estate development operations.
                        Sales between segments, export sales and non-United
                      States sales are not material. The company's equity in earnings of affiliated companies has been included in other income and expense. No single customer accounted for more than 10% of sales.
                        Summarized below is the company's business segment
                      information for 1993, 1992 and 1991 (in millions).
                      Intra-segment sales have been eliminated from each segment's reported net sales.

- - - -------------------------------------------------------------------------------------------
                                     Net Sales                Operating Income (1) (2)
- - - -------------------------------------------------------------------------------------------
                                1993       1992       1991       1993      1992      1991
- - - -------------------------------------------------------------------------------------------
Beer and Beer-Related........$ 8,668.9  $ 8,609.6  $ 8,323.5   $1,339.6  $1,645.4  $1,581.5
Food Products................  2,123.2    2,131.1    2,068.7      (84.9)     75.4      95.0
Entertainment................    741.8      684.3      617.9      (42.8)     54.9      45.0
Eliminations.................    (28.6)     (31.3)     (13.8)       -         -         -
                             ---------  ---------  ---------   --------  --------  --------
Consolidated.................$11,505.3  $11,393.7  $10,996.3   $1,211.9  $1,775.7  $1,721.5
                             =========  =========  =========   ========  ========  ========
- - - -------------------------------------------------------------------------------------------

(1) Operating income excludes other expense, net, which is not allocated among segments.
    For 1993, 1992 and 1991 other expense, net of $161.5 million, $160.5 million and $200.9 million, respectively, includes net interest expense, other income and expense, and equity in earnings of affiliated companies.
(2) Operating income for 1993 includes the impact of the one-time, pretax restructuring charge of $565 million as a result of the company's Profitability Enhancement Program.
    The one-time charge relates to business segments as follows: $267.5 million for the beer and beer-related segment; $165.9 million for the food products segment; and $131.6 million for the entertainment segment.
/TABLE

- - - -------------------------------------------------------------------------------------------
                                                               Depreciation and
                                   Identifiable Assets           Amortization Expense (4)
- - - -------------------------------------------------------------------------------------------
                                1993       1992       1991       1993      1992      1991
- - - -------------------------------------------------------------------------------------------
Beer and Beer-Related....... $ 7,515.0  $ 6,864.8   $6,660.6     $429.2    $395.1    $381.4
Food Products...............   1,510.4    1,584.1    1,359.7      103.0     100.9      89.5
Entertainment...............   1,470.5    1,588.2    1,565.7       76.1      71.0      63.2
Corporate (3)...............     384.4      500.8      400.5        -         -         -
                             ---------  ---------  ---------     ------   -------   -------
Consolidated................ $10,880.3  $10,537.9   $9,986.5     $608.3    $567.0    $534.1
                             =========  =========   ========     ======   =======   =======
- - - -------------------------------------------------------------------------------------------

(3) Corporate assets principally include cash, marketable securities, investment in affiliated companies and certain fixed assets.
(4) Consolidated depreciation and amortization expenses include $17.4 million, $15.8 million and $16.0 million of depreciation expense related to corporate assets for 1993,
    1992 and 1991, respectively.

                                              57

FINANCIAL REVIEW

                                            -----------------------------------------------
                                                         CAPITAL EXPENDITURES
- - - -------------------------------------------------------------------------------------------
                                                 1993             1992          1991
- - - -------------------------------------------------------------------------------------------
Beer and Beer-Related.........................  $529.7           $490.4        $511.5
Food Products.................................   122.7            109.5          82.5
Entertainment.................................   124.5            137.3         108.5
                                                ------           ------        ------
Consolidated..................................  $776.9           $737.2        $702.5
                                                ======           ======        ======
- - - -------------------------------------------------------------------------------------------
- - - -----------------------------------------------------------------------------------------------------------------
  Additional income statement information (in millions):                                           16-ADDITIONAL
- - - -------------------------------------------------------------------------------------------           INFORMATION
                                     1993                    1992               1991
- - - -------------------------------------------------------------------------------------------
Maintenance.......................  $415.5                  $403.0             $405.4
                                    ======                  ======             ======
Advertising costs.................  $701.6                  $747.6             $682.6
                                    ======                  ======             ======
- - - -------------------------------------------------------------------------------------------

  Summarized below is selected financial information for Anheuser-Busch, Inc. (a wholly owned subsidiary of Anheuser-Busch Companies, Inc.) as of and for the years ended December 31 (in millions):

- - - -------------------------------------------------------------------------------------------
                                     1993                    1992               1991
- - - -------------------------------------------------------------------------------------------
Income Statement Information:
  Net sales....................  $ 7,624.0                $7,669.9           $7,475.4
  Gross profit.................    2,844.8                 2,875.6(2)         2,707.5
  Net income (1)...............      712.7(3)                860.5(2)           829.4
Balance Sheet Information:
  Current assets...............      670.6                   667.8
  Non-current assets...........   11,185.6                 9,945.4
  Current liabilities..........      813.2                   693.7
  Non-current liabilities (1)..    3,431.4                 3,020.6
- - - -------------------------------------------------------------------------------------------

(1) Anheuser-Busch, Inc. is co-obligor for all outstanding Anheuser-Busch Companies, Inc.
    indebtedness. Accordingly, all such debt is included as an element of non-current liabilities and the interest thereon is included in the determination of net income.
(2) Gross profit and net income for 1992 reflect the January 1, 1992 adoption of FAS 106.
    Excluding the adoption of FAS 106, gross profit would have been $2,907.7 million and net income would have been $883.1 million, respectively.
(3) Net income for 1993 reflects $89.6 million representing Anheuser-Busch, Inc.'s share of the $565 million pretax restructuring charge.

- - - ---------------------------------------------------------------------------
17-QUARTERLY   Summarized quarterly financial data for 1993 and
   FINANCIAL   1992 (in millions, except per share data)
   DATA        appears below.  Gross profit, net income and
   (UNAUDITED) earnings per share for each quarter of 1992 have been retroactively restated to reflect the company's adoption, as of January 1, 1992, of FAS 106 and FAS 109.

                                                                              -------------------------
                                                                              EARNINGS/(LOSS) PER SHARE
 -------------------------------------------------------------------------------------------------------
- - - -
                     NET SALES           GROSS PROFIT     NET INCOME/(LOSS)   PRIMARY     FULLY DILUTED
- - - --------------------------------------------------------------------------------------------------------
                   1993       1992       1993      1992     1993    1992     1993   1992   1993    1992
- - - -------------------------------------------------------------------------------------------------------
First quarter    $ 2,503.4  $ 2,621.1  $  850.3  $   930.9  $194.1  $138.4   $ .69  $ .48   $ .69  $ .48
Second quarter     2,990.8    2,953.4   1,092.9    1,092.8   308.6   308.4    1.12   1.07    1.11   1.06
Third quarter      3,156.7    3,091.6   1,179.3    1,139.4   (75.0)  309.1    (.28)  1.09    (.28)  1.08
Fourth quarter     2,854.4    2,727.6     963.1      921.5   166.8   161.6     .62    .58     .62    .58
- - - --------------------------------------------------------------------------------------------------------
Annual           $11,505.3  $11,393.7  $4,085.6   $4,084.6  $594.5  $917.5   $2.17  $3.22   $2.17  $3.20
- - - --------------------------------------------------------------------------------------------------------

                  For accounting purposes, the net impact of the
                one-time cumulative effect adjustment of $76.7 million ($.26 per share) for years prior to 1992, for both FAS 106 and FAS 109, is reflected entirely in net income and earnings per share of the first quarter of 1992.
                  Third quarter 1993 net income and earnings per
                share include the impact of the one-time pretax restructuring charge of $565 million related to the company's Profitability Enhancement Program and the $33 million deferred tax liability revaluation charge due to the 1% tax rate increase. Excluding these items, third quarter 1993 net income and fully diluted earnings per share would have been $311.1 million and $1.13, respectively, and net income and fully diluted earnings per share for the year would have been $980.6 million and $3.55, respectively.

FINANCIAL SUMMARY-OPERATIONS
Anheuser-Busch Companies, Inc., and Subsidiaries
(In millions, except per share data)
- - - ----------------------------------------------------------------------------------------------------------------------------
                                                                                       1993           1992          1991
- - - ----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SUMMARY OF OPERATIONS
Barrels sold.......................................................................      87.3           86.8          86.0
Sales.............................................................................. $13,185.1      $13,062.3     $12,634.2
  Federal and state excise taxes...................................................   1,679.8        1,668.6       1,637.9
- - - ----------------------------------------------------------------------------------------------------------------------------
Net sales..........................................................................  11,505.3       11,393.7      10,996.3
  Cost of products and services....................................................   7,419.7        7,309.1       7,148.7
- - - ----------------------------------------------------------------------------------------------------------------------------
Gross profit.......................................................................   4,085.6        4,084.6       3,847.6
  Marketing, distribution and administrative expenses..............................   2,308.7        2,308.9       2,126.1
  Restructuring charge.............................................................     565.0            -             -
- - - ----------------------------------------------------------------------------------------------------------------------------
Operating income...................................................................   1,211.9(1)     1,775.7(2)    1,721.5
  Interest expense.................................................................    (207.8)        (199.6)       (238.5)
  Interest capitalized.............................................................      36.7           47.7          46.5
  Interest income..................................................................       5.2            7.1           9.2
  Other income/(expense), net......................................................       4.4          (15.7)        (18.1)
- - - ----------------------------------------------------------------------------------------------------------------------------
Income before income taxes.........................................................   1,050.4(1)     1,615.2(2)    1,520.6
  Income taxes (current/deferred)..................................................     422.9          621.0         580.8
  Revaluation of deferred tax liability                                                  33.0            -             -
                                                                                    ---------       --------     ---------
Net income, before cumulative effect of accounting changes.........................     594.5(1)       994.2(2)      939.8
Cumulative effect of changes in the method of accounting
  for postretirement benefits (FAS 106) and income taxes
  (FAS 109), net of tax benefit of $186.4 million..................................       -            (76.7)          -
                                                                                    ---------       --------     ---------
NET INCOME......................................................................... $   594.5(1)    $  917.5     $   939.8
                                                                                    =========       ========     =========
- - - ----------------------------------------------------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE:
Net income before cumulative effect................................................ $     2.17$   3.48(2)  $    3.26
Cumulative effect of accounting changes............................................       -             (.26)          -
                                                                                     ---------      --------     ---------
Net income......................................................................... $     2.17(1)$   3.22     $    3.26
                                                                                    ==========      ========     =========

FULLY DILUTED EARNINGS PER SHARE:
Net income before cumulative effect................................................ $     2.17      $    3.46(2) $    3.25
Cumulative effect of accounting changes............................................       -              (.26)         -
                                                                                     ---------      ---------    ---------
Net income......................................................................... $     2.17(1)   $    3.20    $    3.25
                                                                                     =========      =========    =========
Cash dividends paid:
  Common stock.....................................................................      370.0          338.3        301.1
    Per share......................................................................       1.36           1.20         1.06
  Preferred stock..................................................................       -               -            -
    Per share......................................................................       -               -            -
Average number of common shares:
  Primary..........................................................................      274.3          285.8        287.9
  Fully diluted....................................................................      279.3          290.8        292.9
- - - ----------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL SUMMARY-OPERATIONS
Note: All per share information and average number of common shares data reflect the September 12, 1986 two-for-one stock split and the June 14, 1985 three-for-one stock split. All amounts reflect the acquisition of Sea World as of December 1,
1989. Financial information prior to 1988 has been restated to reflect the adoption in 1988 of Financial Accounting Standards
No. 94, Consolidation of Majority-Owned Subsidiaries.

- - - ----------------------------------------------------------------------------------------------------------------------------
   1990            1989              1988             1987             1986             1985            1984         1983
- - - ----------------------------------------------------------------------------------------------------------------------------
     86.5            80.7             78.5              76.1              72.3            68.0           64.0         60.5
$11,611.7       $10,283.6         $9,705.1          $9,110.4          $8,478.8        $7,756.7       $7,218.8     $6,714.7
    868.1           802.3            781.0             760.7             724.5           683.0          657.0        624.3
- - - ----------------------------------------------------------------------------------------------------------------------------
 10,743.6         9,481.3          8,924.1           8,349.7           7,754.3         7,073.7        6,561.8      6,090.4
  7,093.5         6,275.8          5,825.5           5,374.3           5,026.5         4,729.8        4,464.6      4,161.0
- - - ----------------------------------------------------------------------------------------------------------------------------
  3,650.1         3,205.5          3,098.6           2,975.4           2,727.8         2,343.9        2,097.2      1,929.4
  2,051.1         1,876.8          1,834.5           1,826.8           1,709.8         1,498.2        1,338.5      1,226.4
      -               -                -                 -                 -               -              -            -
 ----------------------------------------------------------------------------------------------------------------------------
  1,599.0         1,328.7          1,264.1           1,148.6           1,018.0           845.7          758.7        703.0
   (283.0)         (177.9)          (141.6)           (127.5)            (99.9)          (96.5)        (106.0)      (115.4)
     54.6            51.5             44.2              40.3              33.2            37.2           46.8         32.9
      7.0            12.6              9.8              12.8               9.6            21.3           22.8         12.5
    (25.5)           11.8            (16.4)             (9.9)            (13.6)          (23.3)         (29.6)       (14.8)
- - - ----------------------------------------------------------------------------------------------------------------------------
  1,352.1         1,226.7          1,160.1            1064.3             947.3(3)        784.4          692.7        618.2
    509.7           459.5            444.2             449.6             429.3           340.7          301.2        270.2
      -               -                -                 -                 -               -              -            -
- - - ---------       ---------         --------          --------          --------        --------       --------     --------
    842.4           767.2            715.9             614.7             518.0(3)        443.7          391.5        348.0


      -               -                -                 -                 -               -              -            -
- - - ---------       ---------         --------          --------          --------        --------       --------     --------
$   842.4       $   767.2         $  715.9          $  614.7          $  518.0(3)     $  443.7       $  391.5     $  348.0
=========       =========         ========          ========          ========        ========       ========     ========
- - - -----------------------------------------------------------------------------------------------------------------------------
$    2.96       $    2.68         $   2.45          $   2.04          $   1.69(3)     $   1.42      $   1.23     $   1.08
      -                -               -                 -                 -               -             -            -
- - - ---------       ---------         --------          --------          --------        --------       --------     --------
$    2.96       $    2.68         $   2.45          $   2.04          $   1.69(3)     $   1.42      $   1.23     $   1.08
=========       =========         ========          ========          ========        ========       ========     ========

$    2.95       $    2.68         $   2.45          $   2.04          $   1.69(3)     $   1.42      $   1.23     $   1.08
      -               -                -                 -                 -               -             -            -
- - - ---------       ---------         --------          --------          --------        --------       --------     --------
$    2.95       $    2.68         $   2.45          $   2.04          $   1.69(3)     $   1.42      $   1.23     $   1.08
=========       =========         ========          ========          ========        ========       ========     ========
    265.0           226.2            188.6             148.4             120.2           102.7          89.7         78.3
      .94             .80              .66               .54               .44             .36 2/3     .31 1/3      .27
      -               -                -                20.1              26.9            27.0          27.0         29.7
      -               -                -                3.23              3.60            3.60          3.60         3.60
    284.6           286.2            292.2             301.5             306.6           312.6         317.4        321.0
    289.7           286.2            292.2             301.5             306.6           312.6         317.4        321.0
- - - ----------------------------------------------------------------------------------------------------------------------------

(1) 1993 results include the impact of two non-recurring special charges. These charges are (1) a restructuring charge
    ($565 million pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates
    ($33 million after-tax). Excluding these non-recurring special charges, operating income, pretax income, net income and fully diluted earnings per share would have been $1,776.9 million, $1,615.4 million, $980.6 million and $3.55 , respectively.
(2)  1992 operating income, income before income taxes, net income and earnings per share reflect the 1992 adoption of the new Financial Accounting Standards pertaining to Postretirement Benefits (FAS 106) and Income Taxes (FAS 109). Excluding
     the financial impact of these Standards, 1992 operating income, income before income taxes, net income and fully diluted earnings per share would have been $1,830.8 million, $1,676.0 million, $1,029.2 million and $3.58, respectively.
(3)  Effective January 1, 1986, the company adopted the provisions of Financial Accounting Standards No. 87 (FAS 87),
     Employers' Accounting For Pensions. The financial effect of FAS 87 adoption was to increase 1986 income before income taxes $45 million, net income $23 million and earnings per share $.08.

FINANCIAL SUMMARY-BALANCE SHEET AND OTHER INFORMATION
Anheuser-Busch Companies, Inc., and Subsidiaries

(In millions, except per share and statistical data)
- - - ----------------------------------------------------------------------------------------------------------
                                                         1993                  1992               1991
- - - ----------------------------------------------------------------------------------------------------------
BALANCE SHEET INFORMATION
Working capital (deficit)..........................  $   (20.4)             $  356.0           $  224.9
Current ratio......................................        1.0                   1.2                1.2
Plant and equipment, net...........................    7,497.1               7,523.7            7,196.5
Long-term debt.....................................    3,031.7               2,642.5            2,644.9
Total debt to total capitalization.................       41.6%                 36.4%              37.3%
Deferred income taxes..............................    1,170.4               1,276.9            1,500.7
Convertible redeemable preferred stock.............        -                     -                  -
Shareholders equity................................    4,255.5               4,620.4            4,438.1
Return on shareholders equity......................       13.4%(4)              22.0%(2)           23.2%
Book value per share...............................      15.94                 16.60              15.57
Total assets.......................................   10,880.3              10,537.9            9,986.5
- - - ----------------------------------------------------------------------------------------------------------
OTHER INFORMATION
Capital expenditures...............................      776.9                 737.2              702.5
Depreciation and amortization......................      608.3                 567.0              534.1
Effective tax rate.................................       43.4%                 38.4%              38.2%
Price/earnings ratio...............................       22.6(4)               16.9(3)            18.9
Percent of pretax profit on net sales..............        9.1%                 14.2%              13.8%
Market price range of common stock (high/low)......      60-44 1/860 1/2-52 1/8  61 1/2-39 5/8
- - - ----------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL SUMMARY-BALANCE SHEET AND OTHER INFORMATION
Note: All per share information reflects the September 12, 1986 two-for-one stock split and the June 14, 1985 three-for-one stock split. All amounts reflect the acquisition of Sea World as of December 1, 1989. Financial information prior to 1988 has been restated to reflect the adoption in 1988 of Financial Accounting Standards No. 94, Consolidation of Majority-Owned
Subsidiaries.
(1) This percentage has been calculated by including convertible redeemable preferred stock as part of equity because it was convertible into common stock and was trading primarily on its equity characteristics.
(2) This percent has been calculated based on net income before the cumulative effect of accounting changes.
(3) This ratio has been calculated based on fully diluted earnings per share before the cumulative effect of accounting changes.
(4) These ratios have been calculated based on reported net income. Excluding the two non-recurring 1993 charges ($565 million pretax restructuring charge and $33 million after-tax FAS 109 charge) return on shareholders equity would have been 21.2% and the price/earnings ratio would have been 13.8.






- - - ------------------------------------------------------------------------------------------------------------------------------
   1990            1989              1988             1987             1986             1985            1984         1983
- - - ------------------------------------------------------------------------------------------------------------------------------

$    14.4       $     (25.7)      $   15.2          $   75.8         $   (3.7)        $   116.0      $   71.5     $   173.1
      1.0               1.0            1.0               1.1              1.0               1.1           1.1           1.2
  7,063.8           6,671.3        5,467.7           4,994.8          4,494.9           3,960.8       3,579.5       3,269.8
  3,147.1           3,307.3        1,615.3           1,422.6          1,164.0             904.7         879.5       1,003.1
     46.1%             52.4%          34.2%             33.0%            31.6%(1)          26.9%(1)      28.2%(1)      32.8%(1)
  1,396.2           1,315.9        1,212.5           1,164.3          1,094.0             964.7         757.9 574.3
      -                 -              -                 -              286.9             287.6         286.9         286.0
  3,679.1           3,099.9        3,102.9           2,892.2          2,313.7           2,173.0       1,951.0       1,766.5
     24.9%             24.7%          23.9%             22.4%            20.5%(1)          18.9%(1)      18.2%(1)      18.0%(1)
     13.03            10.95          10.95              9.87             8.61              7.84          6.91          6.09
  9,634.3           9,025.7        7,109.8           6,547.9          5,898.1           5,192.9       4,592.5       4,386.8
- - - ------------------------------------------------------------------------------------------------------------------------------
    898.9           1,076.7          950.5             841.8            796.2             611.3         532.3         441.3
    495.7             410.3          359.0             320.1            281.2             240.0         207.9         191.3
     37.7%             37.5%          38.3%             42.2%            45.3%             43.4%         43.5%         43.7%
     14.6              14.4           12.9              16.4             15.5              14.9           9.8           9.6
     12.6%             12.9%          13.0%             12.7%            12.2%             11.1%         10.6%         10.2%
    45-34 1/4 45 7/8-30 5/8  34 1/8-29 1/8     39 3/4-26 3/8    28 5/8-20         22 7/8-11 7/8  12 3/8-8 7/8  12 7/8-9 3/4
- - - ------------------------------------------------------------------------------------------------------------------------------

INVESTOR INFORMATION
- - - --------------------------------------------------------------------------
  Anheuser-Busch Companies, Inc. is a diversified        THE CORPORATION
corporation whose subsidiaries include the
world's largest brewing organization, the country's
second-largest producer of fresh-baked
goods and the country's second-largest theme park
operator. The company also has interests in
container manufacturing and recycling, malt and rice
production, international brewing and beer marketing,
snack foods, international baking, refrigerated and
frozen foods, real estate development, major league
baseball, stadium ownership, creative services,
railcar repair and transportation services, and
metalized-label printing.
- - - ---------------------------------------------------------------------------
  Trademarks of the corporation and its subsidiaries      TRADEMARKS
include: Anheuser-Busch, the A & Eagle Design,
Budweiser, Bud, Bud Dry, Bud Light, King of Beers,
Michelob, Michelob Dry, Michelob Light, Michelob Classic
Dark, Michelob Golden Draft, Mich, Busch, Natural Light,
King Cobra, O'Doul's, Busch Gardens, Adventure Island,
Kingsmill, Cardinals, Eagle (for snacks), Rainbo,
Colonial, Earth Grains, Sea World and Shamu, among others.
- - - --------------------------------------------------------------------------
  The annual meeting of shareholders will be held on      ANNUAL MEETING
Wednesday, April 27, 1994, in Los Angeles, Calif.
A formal notice of the meeting together with a proxy statement will be mailed to shareholders in mid-March 1994.

- - - --------------------------------------------------------------------------
  A COPY OF THE COMPANY'S ANNUAL REPORT TO THE            ADDITIONAL
SECURITIES AND EXCHANGE COMMISSION (FORM 10-K) IS         INFORMATION
AVAILABLE TO SHAREHOLDERS WITHOUT CHARGE UPON
WRITTEN REQUEST TO JOBETH G. BROWN, VICE PRESIDENT
AND SECRETARY, ANHEUSER-BUSCH COMPANIES, INC.,
ONE BUSCH PLACE, ST. LOUIS, MO. 63118.
  A copy of the corporation's "Fact Book," which contains general information about the company, may be obtained by writing to Corporate Communications, Anheuser-Busch Companies, Inc., One Busch Place,
St. Louis, Mo. 63118.

  Anheuser-Busch Companies, Inc. common stock is listed    COMMON STOCK
and traded on the New York Stock Exchange and the
London, Frankfurt, Paris, Zurich, Geneva, Basle and
Tokyo Stock Exchanges.  It is also traded on the Boston,
Midwest, Cincinnati, Pacific and Philadelphia Stock
Exchanges and the over-the-counter market. Options in
the company's common stock are traded on the Philadelphia
Stock Exchange. The stock is quoted as "AnheuserB" in
stock table listings in daily newspapers in the U.S.;
the abbreviated ticker symbol is "BUD."
- - - ---------------------------------------------------------------------------
  Dividends on common stock are normally paid in the        DIVIDENDS
months of March, June, September and December.
- - - --------------------------------------------------------------------------
  The company's Dividend Reinvestment Plan allows           DIVIDEND
shareholders to reinvest dividends in Anheuser-Busch        REINVESTMENT
Companies, Inc. common stock automatically, regularly and conveniently-without service charges or brokerage fees. In addition, participating shareholders may supplement the amount invested with voluntary cash investments on the same cost-free basis. Plan participation is voluntary and shareholders may join or withdraw at any time.
  Full details concerning the Anheuser-Busch plan are available from:
       Boatmen's Trust Company
       Dividend Reinvestment Agent
       P.O. Box 14793
       St. Louis, Mo. 63178-4793
       (314) 466-1357 (local)
       (800) 456-9852 (long distance)

- - - ---------------------------------------------------------------------------
TRANSFER AGENT AND        Boatmen's Trust Company
REGISTRAR-                510 Locust Street
COMMON STOCK              St. Louis, Mo. 63101
                          (314) 466-1357 (local)
                          (800) 456-9852 (long distance)
- - - ---------------------------------------------------------------------------
DIVIDEND                  Boatmen's Trust Company
DISBURSING AGENT          510 Locust Street
                          St. Louis, Mo. 63101
                          (314) 466-1357 (local)
                          (800) 456-9852 (long distance)
- - - ---------------------------------------------------------------------------
TRUSTEE                   For all notes and debentures:
DEBENTURES/NOTES          Chemical Bank
                          55 Water Street
                          New York, N.Y. 10041
- - - --------------------------------------------------------------------------
FISCAL AGENT-             8% dual-currency Japanese yen/U.S. dollar notes:
NOTES                     The Industrial Bank of Japan, Limited
                          3-3 Marunouchi 1-Chome
                          Chiyoda-ku
                          Tokyo 100, Japan
- - - --------------------------------------------------------------------------
INDEPENDENT               Price Waterhouse
ACCOUNTANTS               One Boatmen's Plaza
                          St. Louis, Mo. 63101
- - - --------------------------------------------------------------------------
CORPORATE OFFICE          One Busch Place
                          St. Louis, Mo. 63118
                          (314) 577-2000

                                   APPENDIX


     In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1989, 1990, 1991, 1992 and 1993: on page 33, "SALES" depicting gross sales and net sales in billions of dollars; on page 34, "TOTAL PAYROLL COST" depicting total payroll cost in millions of dollars; on page 35, "OPERATING INCOME" depicting operating income in millions of dollars; on page 36, "NET INCOME/DIVIDENDS ON COMMON STOCK" depicting net income and dividends in millions of dollars and "EARNINGS PER SHARE-FULLY DILUTED" depicting fully diluted earnings per share data; on page 37, "CASH FLOW FROM OPERATIONS" depicting cash flow from operations in millions of dollars; on page 38, "CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION" depicting capital expenditures and depreciation and amortization in millions of dollars; and, on page 40, "SHAREHOLDERS EQUITY/LONG-TERM DEBT" depicting shareholders equity and long-term debt in millions of dollars.

     In Exhibit 13 to the printed Form 10-K, the following photos appear: on pages 33, a photo of the Company's Ice Draft from Budweiser product; on page 35, a photo of the Company's Busch Light and Busch products; and, on page 39, a photo of a partial bag of Eagle brand Thins potato chips.