Form 10-K405, Exhibit 13
period 1995-12-31
ANHEUSER BUSCH COMPANIES INC
filed 1996-03-28
CIK 310569

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------


                  [PHOTO OF GEO. A. ROBIE & SON. BUILDING]
                       AND A BUDWEISER DELIVERY TRUCK


                           INTRODUCTION
                           ------------

  This discussion summarizes the significant factors       The year 1995
affecting the consolidated operating results,
financial condition and liquidity/cash flows of      was signficant not only
Anheuser-Busch Companies, Inc. during the three-
year period ended December 31, 1995.  This      for the business results
discussion should be read in conjunction with
the Letter to Shareholders, Consolidated           achieved, but also because
Financial Statements and Notes to Consolidated
Financial Statements included in this annual      of several major management
report.
                                              decisions made during the year.
  Financial results for 1995 and 1993 were
impacted by certain significant one-time,             These decisions will
nonrecurring transactions and events which
make meaningful comparisons to prior years            make Anheuser-Busch a
more difficult.  These specific transactions
and events are summarized below.                         more focused and

1995 TRANSACTIONS/EVENTS                                competitive company

  During 1995, Anheuser-Busch announced a series of         in the future.
strategic initiatives designed to focus maximum attention on the company's core businesses, improve future profitability and enhance shareholder value as follows:

1.   DIVESTITURE OF FOOD PRODUCTS SEGMENT

  Through the tax-free 100% spin-off of Campbell Taggart to shareholders and the sale of Eagle Snacks, Anheuser-
Busch will have divested its food products segment. As such, in accordance with generally accepted accounting principles, Anheuser-Busch has restated all prior period financial statements and financial information to segregate the historical combined financial results of Campbell

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                    Taggart and Eagle Snacks from detailed financial components. All Campbell Taggart and Eagle Snacks related financial results and financial information are reported in the Anheuser-Busch Consolidated Financial Statements as discontinued operations.

                      In connection with the Campbell Taggart spin-off, each
                    Anheuser-Busch shareholder will receive a pro-rata share of voting common stock of Campbell Taggart in a special dividend. Campbell Taggart will become a separately traded, publicly held company. The spin-off is expected to be completed by the end of the first quarter 1996. There is no reported gain or loss on the spin-off transaction. However, Anheuser-Busch recognized $19.8 million in after-tax spin-off related costs and taxes in 1995. These costs and taxes are reported as part of discontinued operations.

                      In February 1996, Anheuser-Busch reached an agreement
                    to sell most of its Eagle Snacks production facilities. The sale is subject to approval by appropriate regulatory agencies. In connection with this decision and related shut-down and disposal costs, Anheuser-Busch recognized a $205.7 million ($.78 per share) after-tax charge in the fourth quarter 1995. This charge is reported as part of discontinued operations.

                      Additional information concerning the divestiture of
                    the food products segment is included in Note 2 to the Consolidated Financial Statements.

                    2.   SALE OF THE ST. LOUIS NATIONAL BASEBALL CLUB
                         (CARDINALS)

                      In December 1995, the company signed a contract to sell
                    the St. Louis National Baseball Club. The sale will also include Busch Memorial Stadium, nearby parking garages and other properties in downtown St. Louis. The sale price will approximate $150 million, resulting in a pretax gain of approximately $50 million.

                      The contract is subject to Major League Baseball
                    approval. The sale will close in early 1996 and the gain will be recognized in the company's 1996 financial statements. Financial results for the Cardinals are included in continuing operations for 1995.

                    3. CONSOLIDATION OF BREWING CAPACITY RESULTING IN THE CLOSURE OF THE TAMPA BREWERY

                      By utilizing the full production capacity of its new
                    Cartersville, Ga., brewery, plus ongoing modernization programs at its other 11 breweries, Anheuser-Busch has been able to add a significant amount of efficient, low




                    -cost capacity. The Tampa brewery was the company's highest-cost-per-barrel brewery. Accordingly, the Tampa brewery was closed in 1995 resulting in a $160 million pretax charge ($.38 per share) in the fourth quarter 1995. This charge is identified as a separate line item on the company's Consolidated Statement of Income. The company estimates closing the Tampa brewery will result in approximately $33 million per year in ongoing pretax operational cost savings.

                    4.   REDUCTION OF BEER WHOLESALER INVENTORIES

                      In a move to achieve greater systemwide efficiencies
                    and reduce costs, Anheuser-Busch reduced wholesaler inventories by about one-third during the fourth quarter 1995. Year-end inventories were at 10 days of supply. Management estimates the lower inventory level will result in a combined $12 million annual systemwide cost savings shared by Anheuser-Busch and its network of beer wholesalers through improved scheduling, lower transportation costs and reduced working capital requirements. This program will also further enhance the company's product freshness and increase its competitive advantage.

                      This decision resulted in lower beer shipments by
                    Anheuser-Busch in the fourth quarter 1995 of approximately 1.1 million barrels, which equates to reduced net sales of $107 million and reduced operating profits of approximately $74.5 million. This financial impact is not separately identified in the company's Consolidated Statement of Income.

                      These actions will make Anheuser-Busch a more focused
                    and competitive company.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

Anheuser-Busch plans to achieve three major objectives in coming years. First, the company will continue to gain an increased share of the brewing industry margin pool in the United States. Second, Anheuser-Busch will continue to globalize its beer operations. Finally, the company will support the growth of its packaging and entertainment subsidiaries. Focusing on these objectives will permit Anheuser-Busch to capitalize on its market leadership and competitive advantages in its core brewing business, gain efficiencies through the manufacture of beverage containers and enhance profitability through the entertainment of 20 million guests annually.

1993 TRANSACTIONS

Financial results for 1993 were affected by two nonrecurring special charges as follows:

1. The company's Profitability Enhancement Program, which included significant operational and organizational changes, resulted in a one-time, pretax restructuring charge to continuing operations of $401.3 million, or $.96 per share. This Program included the following elements:

*    An enhanced retirement program for salaried employees
     ($92.4 million);

* The write-down of underperforming assets included in the entertainment segment ($114.3 million); and

*    The restructuring and reorganization of the company
     ($194.6 million).

  As anticipated, the Program generated approximately $80 million of immediate annual cost savings. In conjunction with Program-related capital expenditures of approximately $1.3 billion during 1994-1998, the Program is expected to generate additional cost savings accumulating to more than $300 million a year by 1998.

  Further information concerning the details of the Profitability
Enhancement Program and related restructuring charge, including a reconciliation of the restructuring accrual for 1995 and 1994, is included in Note 6 to the Consolidated Financial
Statements.

2. The REVENUE RECONCILIATION ACT OF 1993, which increased the federal income tax rate by one percentage point to 35% from 34%, resulted in a $31.2 million, or $.11 per share, one-time increase in the company's deferred tax liability, in accordance with Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes."

                          CONTINUING OPERATIONS
                          ---------------------

  As previously noted, the 1995 and 1993 significant transactions and events make it difficult to directly compare 1995 versus 1994, and 1994 versus 1993 financial results. Accordingly, key financial comparisons for continuing operations are presented on both a "normal operations" basis (excluding the special items) and
                                  ---------
an "as- reported" basis (including the special items) in order to
                         ---------
facilitate a complete understanding of company results.

  Financial comparisons for continuing operations on an as-reported and normal operations basis between 1995, 1994 and 1993 are shown on the facing page.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                -------------------------------------------------------------------------------------------
                                                                        FULL YEAR 1995 VS. 1994
                                                               ($ IN MILLIONS, EXCEPT PER SHARE)
                -------------------------------------------------------------------------------------------
                                                                                |    1995
                                                     1995          % CHANGE     |    NORMAL      % CHANGE
                CONTINUING OPERATIONS:            AS REPORTED      VS. 1994     |  OPERATIONS    VS. 1994
                ----------------------            ---------------------------------------------------------
                  Gross Sales                       $12,004        Up   2.6%    | $12,131      Up   3.6%
                  Excise Taxes                       $1,664        Dn    .9%    |  $1,683      Up    .2%
                  Net Sales                         $10,340        Up   3.1%    | $10,448      Up   4.2%
                  Operating Income                   $1,633        Dn  11.9%    |  $1,867      Up    .8%
                  Income from                                                   |
                    Continuing Operations              $887        Dn  12.6%    |  $1,032      Up   1.8%
                  Fully Diluted Earnings Per Share    $3.42        Dn  10.2%    |   $3.98      Up   4.5%
                 ------------------------------------------------------------------------------------------

                 ------------------------------------------------------------------------------------------
                                                                   FULL YEAR 1994 VS. 1993
                                                             ($ IN MILLIONS, EXCEPT PER SHARE)
                 ------------------------------------------------------------------------------------------
                                                           |    1993              |   1993
                                                           |     AS         %     |   NORMAL         %
                 CONTINUING OPERATIONS:           1994     |  REPORTED   INCREASE | OPERATIONS   INCREASE
                 ----------------------            ---------------------------------------------------------
                 Operating Income                   $1,853 |    $1,287   Up 44.1% |  $1,688     Up   9.8%
                 Income from                               |                      |
                    Continuing Operations           $1,014 |      $657   Up 54.4% |    $935     Up   8.5%
                 Fully Diluted Earnings Per Share   $3.81  |     $2.40   Up 58.8% |   $3.39     Up  12.4%
                 -------------------------------------------------------------------------------------------


                    SALES
[SALES GRAPH]
                      Anheuser-Busch achieved record gross sales during 1995
                    on an as-reported basis of $12.0 billion, an increase of $300 million or 2.6% over 1994 gross sales of $11.7 billion. Gross sales for 1994 were 5.0% higher than 1993. Gross sales for 1993 were $11.1 billion, an increase of 1.3% over 1992. Gross sales include $1.7 billion in federal and state beer excise taxes for each of the years 1995, 1994 and 1993.

                      Net sales for 1995 on an as-reported basis were also a
                    record $10.3 billion, an increase of $315 million or 3.1% over 1994 net sales of $10.0 billion. Net sales for 1994 were 5.9% higher than 1993. Net sales during 1993 were $9.5 billion, an increase of 1.4% over 1992.

                      The increases in gross and net sales in 1995 as
                    compared to 1994 were negatively impacted by the reduction in beer wholesaler inventories during the fourth quarter 1995. Excluding the beer inventory reduction, gross sales and net sales for 1995 would have increased 3.6% and 4.2%, respectively, over 1994.

                      Anheuser-Busch, Inc., the company's brewing subsidiary
                    and largest contributor to consolidated sales, reported 1995 sales of 87.5 million barrels, a decrease of 990,000 barrels, or 1.1%, versus the 88.5 million barrels sold during 1994. The 1995 reported volume sales amounts were negatively impacted by the beer wholesaler inventory reduction. Excluding the inventory reduction, Anheuser -Busch, Inc. beer volume would have been 88.6 million barrels, a .1% increase over 1994. Reported market share for 1995 of 44.1% was adversely affected by the impact of the beer inventory reduction on Anheuser-Busch, Inc. sales volumes. The company's share of the domestic market was unchanged. Excluding the inventory reduction, Anheuser-Busch market share would have been 44.4%, level as compared to 1994. Industry sales include exports, imports, nonalcohol brews and other malt beverages and represent estimates based on information provided by The Beer Institute.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

  Sales-to-retailers, a more accurate measure of underlying consumer demand, were slightly above those of the previous year, a new record. Sales-to-retailers volume was not impacted by the company's beer wholesaler inventory reduction program.

  During 1995, Anheuser-Busch's core premium brands
(the Budweiser and Michelob families) gained momentum, with Bud Light increasing at a double-digit rate and Michelob Light increasing 9%. Bud Ice sales trends have steadily improved since February 1995. In addition to Bud Ice, the company introduced seven new beer brands in 1995. Busch Ice and Natural Ice were introduced in selected regional markets. Michelob Amber Bock was introduced to the national market and a special Christmas Brew was added for the important holiday season. Three "American Originals" specialty beers (Faust, Muenchener and Black & Tan), crafted in the style of the turn-of-the-century beers brewed by the company's founder, Adolphus Busch, were introduced for test marketing in Seattle and Denver. Additionally, the company successfully increased beer prices in seven states in fall 1995. Price increases will be implemented in the remainder of the country in early 1996.

  International beer performance was strong during 1995, led by continuing sales expansion in the United Kingdom and Ireland. International brewing's operating profit for 1995 increased at a double-digit pace versus 1994.

  Metal Container Corporation, the second-largest aluminum beverage can manufacturing company in the U.S., was also a major contributor to Anheuser-Busch profitability. The addition of a new can manufacturing facility in California supported significant growth in can volume and Metal
Container profitability.

  Lastly, Busch Entertainment theme parks contributed to overall sales and profitability growth in 1995 through the combination of higher attendance and higher ticket prices.

  Anheuser-Busch, Inc. beer sales for 1994 were a record
88.5 million barrels, an increase of 1.2 million barrels, or 1.4%, higher than the 87.3 million barrels sold during 1993. Sales-to-retailers for 1994 increased 2.8% as compared to 1993. The difference between growth rates in reported sales volume versus sales-to-retailers for 1994 is primarily due to the company's planned reduction in year-end 1994 wholesaler inventories. In 1993, the company built year-end beer inventories in anticipation of national labor negotiations, which were successfully concluded in 1994. In addition to lowering Anheuser-Busch sales volume growth, the planned 1994 inventory reduction also affected the calculations for overall industry growth and market share.


  The Budweiser Family of premium beers was a significant contributor to the increase in sales volume for 1994 and contributed to an approximate 1% increase in revenue per barrel. Bud Family sales-to-retailers increased 3.5% for the year, led by Bud Light, which continued to grow at double-digit rates, and the introduction of Ice
Draft from Budweiser and Ice Draft Light. During the third quarter 1994, Bud Light became the largest-selling light beer in the country and the second-largest beer brand overall behind Budweiser.

  Anheuser-Busch, Inc. increased its brewing industry market share during 1994 compared to 1993 by .1 share point, with sales volume representing 44.4% of total brewing industry sales (including exports, imports, nonalcohol brews and other malt beverages), according to estimates based on information provided by The Beer Institute.

  Gross and net sales increased in 1993 as compared to 1992, due to higher beer volume sales as well as higher sales by the company's packaging and entertainment subsidiaries. However, net revenue per barrel declined approximately 1% in 1993 due primarily to competitive pricing, brand and package mix shifts and geographic trends.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                                        OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                      Anheuser-Busch, Inc. sold an industry record 87.3
                    million barrels of beer in 1993, an increase of .6% compared to 1992 beer volume of 86.8 million barrels. The company's 1993 beer volume gains, built from the largest volume base in the industry, were achieved despite severe economic weakness in key selling areas such as the West Coast and Northeast. Anheuser-Busch, Inc. maintained its market share in 1993, with sales volume representing approximately 44.3% of total brewing industry sales.

                    COST OF PRODUCTS AND SERVICES

                      Cost of products and services for 1995 was $6.79
                    billion, a 4.6% increase over the $6.49 billion reported for 1994. This increase follows a 5.3% and 1.9% increase in 1994 and 1993, respectively. The cost increases primarily relate to higher production and packaging costs for the company's brewing subsidiary and other beer -related operations and higher attendance at the company's entertainment operations. The increase in cost of products and services has been partially offset each year by the company's ongoing productivity improvement and cost reduction programs.
[TOTAL PAYROLL
 COST GRAPH]          During 1995, beer packaging costs increased
                    substantially as a result of higher aluminum costs. However, such increases were mitigated by the company having protected pricing on more than half of its 1995 aluminum sheet requirements at prices below the current market level.

                      Cost of products and services for 1994 and 1993
                    increased primarily due to higher production costs for the company's brewing subsidiary and other beer-related operations and higher attendance at the company's entertainment operations. As a percent of net sales, cost of products and services for 1995 increased to 65.7% compared to 64.8% for 1994 and 65.1% for 1993.

                    MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

                      Marketing, distribution and administrative expenses for
                    1995 were $1.76 billion, an increase of 4.6% compared to 1994. These expenses increased in 1995 primarily due to the addition of marketing and distribution expenses for new beer brands and higher international beer marketing expenses.

                      Marketing, distribution and administrative costs for
                    1994 were $1.68 billion and increased by 4.2% over 1993. The increased expense level for 1994 was primarily the result of the company's joint venture in Japan which began operations in September 1993. Expenses for 1993 benefited from lower postretirement medical costs and the divestiture of the company's Newark wholesale operation. This expense category was flat in 1993 as compared to 1992.

                      Areas of cost increase incurred by the company since
                    1992 include media advertising, point-of-sale materials and developmental expenses associated with new advertising and marketing programs for established as well as new products, payroll and related costs, business taxes, depreciation, supplies and general operating expenses.

                    TAXES AND PAYROLL COSTS

                      The company is significantly impacted by federal, state
                    and local taxes, especially beer excise taxes. Taxes applicable to 1995 operations (not including the many indirect taxes included in materials and services purchased) totaled $2.44 billion and highlight the burden of taxation on the company and the brewing industry in general. Taxes for 1995 decreased $101 million or 4.0% versus 1994 taxes of $2.54 billion. This decrease follows an increase of 7.8% in 1994 and a decrease of 3.9% in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

  The significant decrease in total taxes for 1995 compared to 1994 is primarily due to reduced income taxes on lower taxable income, resulting from the cost associated with the shutdown of the Tampa brewery and the beer wholesaler inventory reduction.
The beer wholesaler inventory reduction also contributed to lower beer excise taxes in 1995 versus 1994.

  The significant increase in total taxes for 1994 compared to 1993 is due to higher income taxes resulting from the company's substantially higher earnings compared to the 1993 level, which was impacted by the nonrecurring restructuring charges.

  The decrease in total taxes for 1993 compared to 1992 is due to the company's lower earnings level, offset partially by higher beer excise taxes, the FAS 109 deferred tax revaluation adjustment and the 1% increase in the federal statutory income tax rate which took effect January 1, 1993.

  Payroll costs during 1995 totaled $1.74 billion, an
increase of $30 million versus 1994 costs of $1.71 billion,
and reflect normal increases in salaries, wages and benefit
levels. Payroll costs decreased .5% in 1994, reflecting the
lower number of employees due to the 1993 Enhanced            [OPERATING
Retirement Program.  Payroll costs increased 3.5% in           INCOME GRAPH]
1993 versus 1992, reflecting normal increases in salaries, wages and benefit costs. Payroll costs for 1993 exclude the one-time severance pay and other costs associated with the company's Enhanced Retirement Program.

  Salaries and wages paid during 1995 totaled $1.38 billion. Pension, life insurance and health care benefits amounted to $245.7 million while payroll taxes were $109.0 million. Full-time employees for continuing operations at December 31, 1995 numbered 24,127 compared to 23,857 at December 31, 1994.

  During the second quarter of 1994, a four-year labor contract affecting the majority of the company's beer production employees was ratified. The contract (which expires February
28, 1998) enhances a wage and benefits package which is already the most attractive in the industry and establishes an improved framework for the company to achieve operating productivity increases over time.

OPERATING INCOME

  Operating income represents the measure of the company's financial performance before interest costs and other nonoperating items. As previously noted, 1995 and 1993 operating income was affected by several significant transactions and events.

  Operating income for 1995 was $1.63 billion on an as-reported basis, a decrease of $220 million, or 11.9%, as compared to 1994. Operating income for 1994 increased by 44.1% over 1993 on an as-reported basis. On a normal operations basis, operating income increased .8% in 1995 and 9.8% in 1994.

  The increase in operating income for 1995 on a normal operations basis was primarily due to the performance of the company's international beer, packaging and theme park operations. The increase in operating income for 1994 on a normal operations basis was primarily the result of positive domestic and international beer performance, offset by lower earnings at the St. Louis
National Baseball Club (attributable primarily to the baseball players' strike which began in August 1994).

  Operating income was $1.29 billion for 1993 on an as-reported basis, a decline of 24.5% compared to 1992 operating income of $1.70 billion. On a normal operations basis, operating income for 1993 decreased $16.7 million
(or 1.0%) compared to 1992. The decrease in operating income in 1993 on a normal operations basis was primarily attributable to a 1% lower net revenue per

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                    barrel due primarily to competitive pricing, brand and package mix shifts and geographic trends. Operating income (on a normal operations basis) as a percent of net sales was 17.9% in 1995, 18.5% in 1994 and 17.8% in
                    1993.

                    NET INTEREST COST/INTEREST CAPITALIZED

                      Net interest cost (interest expense less interest
                    income) for 1995 was $216.0 million, a decrease of $.7 million compared to 1994. Net interest cost for 1994 was $216.7 million, an increase of $15.0 million, or 7.4%, over net interest cost of $201.7 million for 1993. The increase in net interest cost in 1994 was due to higher average debt balances outstanding during the period, primarily as a result of financing capital expenditures, share repurchases and international brewing investments.

                      Net interest cost for 1993 represented an increase of
                    $11.5 million, or 6.0%, when compared to 1992 net
[INCOME FROM        interest cost of $190.2 million.  The increase in net
CONTINUING          interest cost during 1993 was due primarily to higher
OPERATIONS/         average debt balances outstanding, primarily as a result
DIVIDENDS ON        of financing international brewing investments.
COMMON STOCK
GRAPH]                Specific information regarding company financing
                    activity (including the level of debt activity and the leveraged ESOP) and the company's capital expenditure and share repurchase programs is presented in the Liquidity and Capital Resources section of this discussion.

                      Interest capitalized increased $2.5 million in 1995 as
                    compared to 1994. The increase in interest capitalized was due primarily to a higher level of construction projects. Interest capitalized decreased $13.4 million in 1994 as compared to 1993. The decline in interest capitalized for 1994 was related to the spring 1993 initial start-up of the company's brewery in Cartersville, Ga., which resulted in the cessation of interest capitalization for completed areas of this facility. Interest capitalized declined $11.7 million in 1993 as compared to 1992. The decline in interest capitalized in 1993 was also primarily related to the phased start-up of the Cartersville brewery.

                    OTHER INCOME/(EXPENSE), NET

                      Other income/(expense), net includes numerous items of
                    a nonoperating nature which do not have a material impact on the company's consolidated results of operations (either individually or in the aggregate).

                      This category provided income in 1995, 1994 and 1993 of
                    $20.5 million, $17.6 million and $21.0 million, respectively. This is due primarily to the recognition of dividend income from the Grupo Modelo investment accounted for under the cost method.

                    INCOME FROM CONTINUING OPERATIONS

                      Income from continuing operations for 1995 (on an as
                    -reported basis) was $887 million, a decrease of 12.6% compared to 1994. Income from continuing operations for 1994 was $1.01 billion, an increase of $357 million, or 54.4%, over 1993 (on an as-reported basis). On a normal operations basis, income from continuing operations increased 1.8% and 8.5%, respectively, in 1995 and 1994.

                      The company reported income from continuing operations
                    of $657 million in 1993 (on an as-reported basis), a decline of 25.9% compared to 1992. On a normal operations basis, the company would have reported income from continuing operations of $935 million in 1993, a decline of 2.9% compared to 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

  The company's effective income tax rate was 39.3% for 1995 versus 39.5% for 1994. The effective income tax rate for 1993 of 42.4% is not comparable to 1995 or 1994, due to the impact of the deferred tax revaluation adjustment to reflect the retroactive impact of the 1% federal tax rate increase signed into law during 1993.
Excluding this nonrecurring item, the effective tax rate for 1993 would have been 39.7%.

FULLY DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

  Fully diluted earnings per share from continuing operations for 1995 were $3.42 (on an as-reported basis), a decrease of
10.2% compared to 1994.  Fully diluted earnings per share
from continuing operations for 1994 were $3.81, an increase of
58.8% compared to 1993 (on an as-reported basis).  On a
normalized basis, fully diluted earnings per share from
continuing operations would have increased 4.5% and 12.4%
in 1995 and 1994, respectively.
                                                           [FULLY DILUTED
  The company reported fully diluted earnings per share    EARNINGS PER SHARE
from continuing operations of $2.40 in 1993, a decline     FROM CONTINUING
of 22.6% compared to 1992. On a normal operations basis, OPERATIONS GRAPH] the company would have reported fully diluted earnings per share from continuing operations of $3.39 in 1993, an increase of .9% compared to 1992.

  The difference between the company's year-to-year percentage change in net income and earnings per share is due to share repurchases.

  Fully diluted earnings per share from continuing operations assume the conversion (as of January 1, 1993) of the company's 8% convertible debentures.
In calculating fully diluted earnings per share, weighted average shares outstanding are increased by the assumed conversion of the debentures and net income from continuing operations is increased by the after-tax interest expense on the debentures.

                               FINANCIAL POSITION
                               ------------------

LIQUIDITY AND CAPITAL RESOURCES

  The company's primary sources of liquidity are cash provided from operating activities and certain financing activities. Information on the company's consolidated cash flows (segregated as operating activities, financing activities and investing activities) for the years 1995, 1994 and 1993 is presented in the Consolidated Statement of Cash Flows in this annual report.

  Working capital at December 31, 1995 was $268.6 million as compared to December 31, 1994 working capital of $57.0 million and a working capital deficit of $(41.3) million at December 31, 1993. The 1993 working capital deficit was due primarily to the $137.6 million restructuring accrual associated with that year's restructuring charge.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                      Total short-term and long-term debt increased a net
                    $203.7 million in 1995 and $46.7 million in 1994, due to the following:

                    DEBT ISSUANCES

                     $597.6 million in debt was issued in 1995, versus $182.2
                    million in 1994.
                    ----------------------------------------------------
                    |                                  AMOUNT           |
                    |YEAR         TYPE                (MILLIONS)   YIELD|
                    |---------------------------------------------------|
                    |1995   Debentures and other, net   $573.2   Various|
                    |       IRB'S                         24.4   Various|
                    |---------------------------------------------------|
                    |1994   Commercial Paper            $182.2   Various|
                    -----------------------------------------------------
[CASH FLOW FROM
 CONTINUING         DEBT REDUCTIONS
 OPERATIONS GRAPH]
                      Debt was reduced $393.9 million in 1995, versus $135.5
                    million in 1994.
                    ------------------------------------------------------
                    |                                   AMOUNT            |
                    |YEAR      TYPE                   (MILLIONS)    YIELD |
                    |-----------------------------------------------------|
                    |1995   Debentures and other, net   $  69.8    Various|
                    |       Commercial Paper, net         176.8    Various|
                    |       Medium Term Notes             117.0    Various|
                    |       ESOP Debt                      30.3    8.3%   |
                    |-----------------------------------------------------|
                    |1994   Debentures                   $106.4    Various|
                    |       ESOP Debt                      29.1    8.3%   |
                    -------------------------------------------------------

                      Gains/losses on debt reduction activities (either
                    individually or in the aggregate) were not material to the company's Consolidated Financial Statements during 1995, 1994 or 1993.

                      At December 31, 1995 and 1994, there were $572.5
                    million and $749.3 million, respectively, of outstanding commercial paper borrowings classified as long-term debt. The commercial paper is intended to be maintained on a long-term basis, with ongoing credit provided by the company's revolving credit agreements.

                      The company utilizes SEC shelf registration statements
                    to provide financing flexibility. At December 31, 1995, a total of $300 million was available for debt issuance under shelf registration statements.

                      In 1989, the company registered with the Securities and
                    Exchange Commission (SEC) a total of $300 million of seven-year convertible debentures (ultimately convertible into common stock) as part of its Wholesaler Investment Program. A total of $241.7 million of the debentures were issued. The debentures are subject to mandatory redemption at the end of seven years (1996), optional redemption/repurchase at the company's or holder's discretion after three years, and special redemption/repurchase based on the occurrence of certain redemption events with respect to particular holders. As of December 31, 1995, $166.0 million of these debentures were still outstanding.

                      During the next five years, the company plans to
                    continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer and beer-related and entertainment segments. Cash flow from operating activities will provide the principal support for these capital investments. However, a capital expenditure program of this magnitude (as well as continued share repurchases and possible international beer-related investments) may require external financing from time to time. The nature and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

  In addition to its long-term debt financing, the company has access to the short-term capital market utilizing its revolving bank credit agreements and commercial paper. The company has formal bank credit agreements which are discussed in greater detail in
Note 8 to the Consolidated Financial Statements.
During 1994, the company terminated its previous $800 million credit agreements and established new $1 billion credit agreements. The new credit agreements expire in January 2000. These agreements provide the company with immediate and continuing sources of liquidity. The company's credit rating is A1 and AA- as determined by Moody's Investor Services and Standard & Poor's, respectively.

  The company's ratio of total debt to total capitalization
was 47.1% and 47.3% at December 31, 1995 and 1994,
respectively.  The company's fixed charge coverage ratio was
7.6x for the year ended December 31, 1995 and 7.7x for
the year ended December 31, 1994.
                                                             [CAPITAL
  As more fully described in Note 11 to the Consolidated     EXPENDITURES/
Financial Statements, the company added an employee stock    DEPRECIATION &
ownership plan (ESOP) feature to its existing Deferred       AMORTIZATION
Income Stock Purchase and Savings Plans in 1989.  At that    GRAPH]
time, the ESOP borrowed $500 million, guaranteed by the company, and used the proceeds to buy approximately 11.3 million shares of common stock from the company. The
ESOP shares are being allocated to participants over 15 years as contributions are made to the plan. Through the various company stock ownership plans, employees of Anheuser-Busch control approximately 10% of the company's outstanding common stock.

  A discussion of the company's risk management activities is included in Note 20 to the Consolidated Financial Statements.

CAPITAL EXPENDITURES

  The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment (DCFROI). Capital expenditures in 1995 amounted to $952.5 million as compared with $662.8 million in 1994. During the past five years, capital expenditures totaled $3.5 billion.

  Capital expenditures for 1995 for the company's beer and beer-related operations were $845.4 million. Major expenditures by Anheuser-Busch, Inc. included numerous modernization projects associated with the Profitability
Enhancement Program which are designed to improve productivity at all breweries.

  The remaining 1995 capital expenditures totaling $107.1 million were made by the company's entertainment operations.
Major expenditures included new Busch Entertainment theme park attractions.

  The company expects its capital expenditures in 1996 to approximate $1 billion. Capital expenditures during the five-year period 1996-2000 are expected to approximate $4 billion.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                    ENVIRONMENTAL MATTERS

                      The company is subject to federal, state and local
                    environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. None of the Environmental Protection Agency
                    (EPA) designated clean-up sites for which Anheuser-Busch has been identified as a Potentially Responsible Party
                    (PRP) are expected to have a material impact on the company's consolidated financial statements.

                      The company has traditionally had a strong commitment
                    to environmental protection. This commitment is manifested through the Environmental Policy Committee, a committee of senior corporate executives which reports to the Board of Directors.

                      Under the direction of the Environmental Policy
                    Committee, the company is implementing a corporate-wide environmental management system based on the Business Charter for Sustainable Development. This system is designed to help ensure compliance with applicable laws, and to simultaneously reduce costs.

                      The company's Environmental Policy, the foundation of
                    the management system, integrates good business practices with sound environmental practices. The policy provides specific guidance for how the environment must be factored into business judgments and mandates special consideration of environmental issues, in conjunction with other business issues, when any of the company's facilities or business units plan capital projects or changes in processes. In addition, the company is piloting systems to ensure that its environmental compliance standards are met by outside contractors and suppliers.

                    OTHER MATTERS

                      As more fully described in Note 5 to the Consolidated
                    Financial Statements, Anheuser-Busch entered into and announced several major acquisitions and business investments in 1995, 1994 and 1993. A summary of these acquisitions and business investments follows.

                    1995 TRANSACTIONS

                      1. Alliance in Argentina with Compania Cervecerias Unidas S.A. (CCU) and Buenos Aires Embotelladora S.A. (BAESA). In connection with the alliance, CCU will locally brew Budweiser and BAESA will begin to distribute Budweiser in Argentina in late 1996. Anheuser-Busch will also purchase a small equity investment in CCU-Argentina.

                      2. Alliance in Brazil with Companhia Antarctica Paulista (Antarctica), one of that country's largest brewers. The company will purchase an initial 5% equity share in a new subsidiary which will consolidate Antarctica's holdings in affiliated companies. The company will have options to increase its share to approximately 30% in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

  3.  Investment in a joint venture with Scottish Courage
Ltd., which consolidated the brewing and packaging of Budweiser in the Stag Brewery at Mortlake in London, England.
Anheuser-Busch owns a 50% share in the joint venture.

4. Finalized the purchase of an 80% interest in a joint venture that owns the Zhongde Brewery located in the central region of the People's Republic of China. The brewery has been modified to brew Budweiser for distribution in China.

1994 TRANSACTION

  Purchase of a 25% equity interest in Redhook Ale Brewery, Inc. of Seattle, Wash. During 1995, in conjunction with Redhook's initial public offering, Anheuser-Busch invested an additional $12 million to maintain its 25% equity ownership level. The value of the company's investment at quoted market prices was $58.3 million at December 31, 1995 compared to its original acquisition cost of $30 million.

1993 TRANSACTION

  Purchase of a 17.7% interest in Grupo Modelo, Mexico's largest brewer, and its subsidiaries for $477 million. The agreement gives Anheuser-Busch options to increase its investment in Modelo to approximately 35% and to acquire an additional minority interest in Modelo's subsidiaries. Due to the nature of Anheuser-Busch's initial investment, the company is not required to adjust its Modelo investment to fair market value.
In addition, the initial investment is configured such that the company's return is largely protected against devaluation of the Mexican peso. Therefore, the 1994 peso devaluation did not have a significant effect on 1995 or 1994 earnings.

DIVIDENDS

  Cash dividends paid to common shareholders were $429.5 million in 1995 and $398.8 million in 1994. Dividends on common stock are paid in the months of March, June, September and December of each year.

  In the second quarter of 1995, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 10% from $.40 to $.44 per share. This increased annual dividends per common share 10.5%, to $1.68, compared with $1.52 per common share in 1994. In 1994, dividends were $.36 per share for the first two quarters and $.40 per share for the last two quarters.

  The company has paid dividends in each of the past 63 years.
During that time, the company's stock has split on seven different occasions and stock dividends were paid three times.

  At December 31, 1995, common stock shareholders of record numbered 64,118 compared with 66,001 at the end of 1994. Total shares outstanding were 254.0 million at December 31, 1995 compared to 257.3 million at December 31, 1994.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF OPERATIONS AND FINANCIAL CONDITION
----------------------------------------------------------------------------

                    PRICE RANGE OF COMMON STOCK

                      The company's common stock is listed on the New York
                    Stock Exchange (NYSE) under the symbol "BUD." The table below summarizes the high and low sales prices on the NYSE.
                    --------------------------------------------------------
                                  PRICE RANGE OF COMMON STOCK (BUD)
                    --------------------------------------------------------
                                             1995                 1994
                                      --------------------------------------
                    QUARTER             HIGH       LOW        HIGH      LOW

                    First...........   59-1/8     50-3/4     53-5/8    47-1/8
                    Second..........   59-7/8     55-1/4     55-3/8    50-1/2
                    Third...........   64-1/2     54-3/4     54-3/4    49-1/4
                    Fourth..........   68         62-1/8     52-1/4    48-1/2
                    ---------------------------------------------------------
[SHAREHOLDERS
EQUITY/LONG-          The closing price of the company's common stock at
TERM DEBT GRAPH]    December 31, 1995 and 1994 was $66.875 and $50.875,
                    respectively.

                    COMMON STOCK AND OTHER SHAREHOLDERS EQUITY

                      Shareholders equity was $4.43 billion at December 31,
                    1995, as compared with $4.42 billion at December 31, 1994. The slight increase in shareholders equity during the year is primarily related to net income (on an as -reported basis), offset by share repurchases and dividends. The book value of each share of common stock at December 31, 1995 was $14.44, as compared to $13.29 at December 31, 1994.

                      The Board of Directors has approved various resolutions
                    in recent years authorizing the company to repurchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution, approved by the Board in March 1994, authorized the repurchase of 25 million shares. The company has acquired 6.8 million, 10.9 million and 12.6 million shares of common stock in 1995, 1994 and 1993 for $393.4 million, $563.0 million and $639.8 million, respectively. At December 31, 1995, approximately 12.3 million shares were available for repurchase under the March 1994 authorization.

                    INFLATION

                      General inflation has not had a significant impact on
                    the company over the past three years and is not expected to have a significant impact in the foreseeable future.


CONSOLIDATED BALANCE SHEET
Anheuser-Busch Companies, Inc., and Subsidiaries
---------------------------------------------------------------------------
-------------------------------------------------------------------------------------
DECEMBER 31,                                                     1995         1994
-------------------------------------------------------------------------------------
ASSETS (In millions)
CURRENT ASSETS:
  Cash and marketable securities...........................  $     93.6    $   144.0
  Accounts and notes receivable, less allowance for doubtful
    accounts of $1.9 in 1995 and 1994......................       544.3        598.5
  Inventories
    Raw materials and supplies.............................       382.2        349.6
    Work in process........................................        58.6         84.2
    Finished goods.........................................       141.9         97.0
      Total inventories....................................       582.7    530.8
  Other current assets.....................................       290.0        272.8
                                                              ---------     --------
    Total current assets...................................     1,510.6      1,546.1
INVESTMENTS AND OTHER ASSETS...............................     1,553.3      1,509.4
INVESTMENT IN DISCONTINUED OPERATIONS......................       764.0        997.3
PLANT AND EQUIPMENT, NET...................................     6,763.0      6,494.6
                                                              ---------    ---------
      TOTAL ASSETS.........................................   $10,590.9    $10,547.4
                                                              =========    =========

LIABILITIES AND SHAREHOLDERS EQUITY (In millions)
CURRENT LIABILITIES:
  Accounts payable.........................................  $    682.8    $   756.6
  Accrued salaries, wages and benefits.....................       247.0        238.9
  Accrued taxes, other than income taxes...................        86.3         96.6
  Restructuring accrual....................................         -           50.2
  Other current liabilities................................       225.9        346.8
                                                              ---------     --------
    Total current liabilities..............................     1,242.0      1,489.1
                                                              ---------     --------
POSTRETIREMENT BENEFITS....................................       512.1        494.9
                                                              ---------     --------
LONG-TERM DEBT.............................................     3,270.1      3,066.4
                                                              ---------     --------
DEFERRED INCOME TAXES......................................     1,132.8      1,081.5
                                                              ---------     --------
COMMON STOCK AND OTHER SHAREHOLDERS EQUITY:
  Common stock, $1.00 par value, authorized
    800,000,000 shares.....................................      347.3         343.8
  Capital in excess of par value...........................    1,012.2         856.8
  Retained earnings........................................    6,869.6       6,656.7
  Foreign currency translation adjustment..................      (12.1)        (21.8)
                                                              ---------     --------
                                                               8,217.0       7,835.5
  Treasury stock, at cost..................................   (3,436.0)     (3,042.6)
  ESOP debt guarantee offset...............................     (347.1)       (377.4)
                                                              ---------     --------
                                                               4,433.9       4,415.5
                                                              ---------     --------
COMMITMENTS AND CONTINGENCIES..............................       -             -
      TOTAL LIABILITIES AND EQUITY.........................  $10,590.9     $10,547.4
                                                             =========     =========
-------------------------------------------------------------------------------------


The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-67 of this report.

                                             CONSOLIDATED STATEMENT OF INCOME
                             Anheuser-Busch Companies, Inc., and Subsidiaries
-----------------------------------------------------------------------------
(In millions, except per share data)
---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                    1995          1994         1993
---------------------------------------------------------------------------------------------
Sales................................................... $12,004.5     $11,705.0    $11,147.3
  Less federal and state excise taxes...................   1,664.0       1,679.7      1,679.8
                                                         ---------     ---------    ---------
Net sales...............................................  10,340.5      10,025.3      9,467.5
  Cost of products and services.........................   6,791.0       6,492.1      6,167.6
                                                         ---------     ---------    ---------
Gross profit............................................   3,549.5       3,533.2      3,299.9
  Marketing, distribution and administrative expenses...   1,756.6       1,679.9      1,612.1
  Shutdown of Tampa brewery.............................     160.0          -            -
  Restructuring charge..................................      -             -           401.3
                                                         ---------     ---------    ---------
Operating income........................................   1,632.9       1,853.3      1,286.5
  Interest expense......................................    (225.9)       (219.3)      (205.1)
  Interest capitalized..................................      24.3          21.8         35.2
  Interest income.......................................       9.9           2.6          3.4
  Other income, net.....................................      20.5          17.6         21.0
                                                         ---------     ---------    ---------
Income before income taxes..............................   1,461.7       1,676.0      1,141.0
                                                         ---------     ---------    ---------
Provision for income taxes:
  Current...............................................     523.8         597.5        539.4
  Deferred..............................................      51.3          64.0        (86.8)
  Revaluation of deferred tax liability (FAS 109).......    -             -            31.2
                                                         ---------     ---------    ---------
                                                             575.1         661.5        483.8
                                                         ---------     ---------    ---------
Income from continuing operations.......................     886.6       1,014.5        657.2
Income/(loss) from discontinued operations..............    (244.3)         17.6        (62.7)
                                                         ---------     ---------    ---------
NET INCOME.............................................. $   642.3     $ 1,032.1     $  594.5
                                                         =========     =========     ========
PRIMARY EARNINGS PER SHARE:
  Continuing operations................................. $     3.44    $     3.84    $    2.40
  Discontinued operations...............................       (.95)          .07         (.23)
                                                         ----------     ---------    ---------
  Net income............................................ $     2.49    $     3.91    $    2.17
                                                         ==========     =========    =========
FULLY DILUTED EARNINGS PER SHARE:
  Continuing operations................................. $     3.42    $     3.81    $    2.40
  Discontinued operations...............................       (.93)          .07         (.23)
                                                         ----------     ---------    ---------
  Net income............................................ $     2.49    $     3.88    $    2.17
                                                         ==========    ==========    =========


The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-67 of this report.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
Anheuser-Busch Companies, Inc., and Subsidiaries
----------------------------------------------------------------------------
SHAREHOLDERS EQUITY (In millions, except per share data)
----------------------------------------------------------------------------------------------------------------------
                                                                             ESOP         FOREIGN
                                  CAPITAL IN                    DEBT         CURRENCY
                            COMMONEXCESS OFRETAINEDTREASURYGUARANTEETRANSLATION
                             STOCKPAR VALUEEARNINGSSTOCK          OFFSETADJUSTMENT
                              -----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992    $341.3    $   762.9       $5,794.9         $(1,842.9)       $(434.4)        $  (1.4)
Net income...................                                594.5
Common dividends
  ($1.36 per share)..........                               (370.0)
Shares issued under
  stock plans                      1.2         44.2            4.0
Reduction of ESOP debt
  guarantee..................                                                                  27.9
Treasury stock acquired net
  of treasury shares issued..                   1.6                           (636.7)
Foreign currency translation
  adjustment.................                                                                                 (31.6)
                                ------     --------       --------          --------        -------           ------
BALANCE AT DECEMBER 31, 1993     342.5        808.7        6,023.4          (2,479.6)        (406.5)          (33.0)
Net income...................                              1,032.1
Common dividends
  ($1.52 per share)..........                               (398.8)
Shares issued under
  stock plans and conversion
  of convertible debentures..      1.3         48.1
Reduction of ESOP debt
  guarantee..................                                                                  29.1
Treasury stock acquired......                                                 (563.0)
Foreign currency translation
  adjustment.................                                                                                  11.2
                                -------    --------       --------          --------        -------           ------
BALANCE AT DECEMBER 31, 1994      343.8       856.8        6,656.7          (3,042.6)        (377.4)          (21.8)
Net income...................                                642.3
Common dividends
  ($1.68 per share)..........                               (429.5)
Shares issued under
  stock plans and conversion
  of convertible debentures..      3.5        155.4             .1
Reduction of ESOP debt
  guarantee..................                                                                  30.3
Treasury stock acquired......                                                 (393.4)
Foreign currency translation
  adjustment.................                                                                                   9.7
                                ------     --------       --------          --------        -------           ------
BALANCE AT DECEMBER 31, 1995    $347.3     $1,012.2       $6,869.6         $(3,436.0)       $(347.1)         $(12.1)
                                ======     ========       ========         =========        =======          ======

----------------------------------------------------------------------------------------------------------------------




The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-67 of this report.

                                         CONSOLIDATED STATEMENT OF CASH FLOWS
                             Anheuser-Busch Companies, Inc., and Subsidiaries
-----------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                   1995          1994           1993
----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income........................................   $   642.3       $1,032.1      $  594.5
  Discontinued operations...........................       244.3          (17.6)         62.7
                                                       ---------       --------      ---------
  Income from continuing operations.................       886.6        1,014.5         657.2
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization.................       565.6          517.0         492.7
      (Decrease)/increase in deferred
        income taxes................................        51.3           68.5         (52.4)
      Shutdown of Tampa brewery.....................       112.3           -             -
      Restructuring charge ($401.3 million
        less cash payments of $50.4 million)........        -              -            350.9
       Decrease/(increase) in noncash
        working capital.............................      (262.0)         (57.0)         61.9
      Other, net....................................        72.1          120.0          74.8
                                                       ---------       --------      ---------
  Cash provided by continuing operations............     1,425.9        1,663.0       1,585.1
  Net cash (provided to)/provided by
        discontinued operations.....................       (11.0)         (93.5)         44.1
                                                       ---------       --------      ---------
  Total cash provided by operating activities.......     1,414.9        1,569.5       1,629.2
                                                       ---------       --------      ---------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures..............................      (952.5)        (662.8)       (656.3)
  New business acquisitions.........................       (82.9)         (28.8)       (523.9)
                                                       ---------       --------      ---------
  Cash (used for) investing activities..............    (1,035.4)        (691.6)     (1,180.2)
                                                       ---------       --------      ---------
CASH FLOW FROM FINANCING ACTIVITIES:
  Increase in long-term debt........................       597.6          182.2         689.2
  Decrease in long-term debt........................      (363.6)        (106.4)       (267.5)
  Dividends paid to shareholders....................      (429.5)        (398.8)       (370.0)
  Acquisition of treasury stock.....................      (393.4)        (563.0)       (639.8)
  Shares issued under stock plans and
    conversion of convertible debentures............       159.0           49.4          49.4
                                                       ---------       --------      ---------
  Cash (used for) financing activities..............      (429.9)        (836.6)       (538.7)
                                                       ---------       --------      ---------
Net increase/(decrease) in cash and
  marketable securities during the year.............       (50.4)          41.3         (89.7)
Cash and marketable securities at
  beginning of year.................................       144.0          102.7         192.4
                                                       ---------       --------      ---------
Cash and marketable securities at
  end of year.......................................   $    93.6       $  144.0      $  102.7
                                                       =========       ========      ========
---------------------------------------------------------------------------------------------


The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-67 of this report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

ALL OF THE FOLLOWING NOTES, EXCEPT NOTE 2, REFLECT DATA
ON A CONTINUING OPERATIONS BASIS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

  This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's financial statements included in this report. These principles and policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

PRINCIPLES OF CONSOLIDATION

  The Consolidated Financial Statements include the company and all its subsidiaries. All significant intercompany transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

  Adjustments resulting from foreign currency transactions are recognized in income. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders equity.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

  The excess of the cost over the net assets of acquired businesses, which is included in Investments and Other Assets on the Consolidated Balance Sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1995 and 1994 was $79.7 million and $66.8 million, respectively.

INVENTORIES AND PRODUCTION COSTS

  Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for substantially all inventories.

PLANT AND EQUIPMENT

  Plant and equipment is carried at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. Maintenance, repairs and minor renewals are expensed as incurred. When plant and equipment are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is reflected in income or expense.


  Depreciation is provided on the straight-line method over the estimated useful lives of the assets, resulting in depreciation rates on buildings ranging from 2% to 10% and on machinery and equipment ranging from 4% to 25%.

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

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
CONCENTRATION OF CREDIT RISK

  The company is party to certain financial instruments with off-balance-sheet risk incurred in the normal course of business. These financial instruments include financial guarantees,

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                    forward and purchased option contracts designated as hedges, and interest rate swaps. The company's exposure to credit loss in the event of nonperformance by the counterparty to these financial instruments (either individually or in the aggregate) is not material.

                      The company does not have a material concentration of
                    accounts receivable or credit risk.

                      Derivative financial instruments, which are used by the
                    company in the management of interest rate, commodity and foreign currency risk exposures, are accounted for on an accrual basis. Income and expense are recognized in the same category as that for the related asset or liability. For example, the amount to be paid or received under the interest rate swap agreement is recognized as interest expense in the period in which it accrues.

                      Derivative financial instruments are used solely to
                    manage existing risks and exposures. Forward, purchased option and swap contracts are either standard over-the -counter and futures exchange instruments which are highly liquid, or are counterpartied with highly rated financial institutions. No credit loss is anticipated as the counterparties to these agreements are major financial institutions which have a long-term debt rating from Standard and Poor's or Moody's that is no lower than A+ or A1, respectively.

                      The fair value of derivative financial instruments is
                    monitored based on the estimated amounts the company would receive or pay to terminate the contracts.

                    FAIR VALUE OF FINANCIAL INSTRUMENTS

                      Long-term debt is the only significant financial
                    instrument of the company with a fair value different than its recorded value. As of December 31, 1995, the fair value of long-term debt was $3.6 billion, compared to its recorded value of $3.3 billion. The fair value of long-term debt was estimated based on the quoted market values for the same or similar debt issues, or rates currently available for debt with similar terms.

                    RESEARCH AND DEVELOPMENT, ADVERTISING, PROMOTIONAL COSTS AND INITIAL PLANT COSTS

                      Research and development, advertising, promotional
                    costs and initial plant costs are expensed in the year in which these costs are incurred. Advertising expenses were $683.0 million, $672.6 million and $661.6 million in 1995, 1994 and 1993, respectively.

                    EARNINGS PER SHARE

                      Earnings per share are based on the weighted average
                    number of shares of common stock and common stock equivalents outstanding during the respective years as shown below (in millions):
                    ---------------------------------------------------------
                                                            1995  1994  1993
                                                          -------------------
                    Primary weighted average shares........ 257.9 264.1 274.3
                    Fully diluted weighted average shares.. 262.2 269.0 279.3
                    ---------------------------------------------------------

                      Fully diluted earnings per share of common stock assume
                    the conversion of the company's 8% convertible debentures and the elimination of the related after-tax interest expense.

                    IMPAIRMENT OF LONG-LIVED ASSETS, IDENTIFIABLE INTANGIBLES AND GOODWILL

                      The company reviews long-lived assets, identifiable
                    intangibles and goodwill for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. The company performs nondiscounted cash flow analyses to determine if an impairment exists. Impairment losses on assets to be held (if any) are determined based on the present value of cash flows using discount rates which reflect the inherent risk of the underlying business. Impairment losses on assets to be disposed are based on the estimated proceeds to be received less costs of disposal.

                    SYSTEMS DEVELOPMENT COSTS

                      The company defers systems development costs which meet
                    established criteria. Amounts deferred are amortized to expense over a five-year period. Deferred systems development costs were $43.7 million, $31.9 million and $13.2 million in 1995, 1994 and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

POSTEMPLOYMENT BENEFITS

  The estimated cost of postemployment benefits provided by the company to former or inactive employees is accounted for on the accrual basis in accordance with the requirements of Statement of Financial Accounting Standards No. 112.

STOCK-BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123,
"Stock Based Compensation" (FAS 123). The standard (which is effective in calendar 1996) defines a fair-value-based method of accounting for employee stock options. The company currently accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123 permits a choice between accounting methods and the company intends to continue using its current methodology. Accordingly, the new standard will have no impact on the company, other than to require additional disclosures in 1996.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

  The company has certain investments in debt and equity securities. These investments are classified as held-to-maturity as required by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains or losses were not material for 1995 or 1994.

--------------------------------------------------------------------
2. DIVESTITURE OF FOOD PRODUCTS SEGMENT

  In the fourth quarter 1995, the Board of Directors approved management's plan to divest the company's food products segment, which includes Campbell Taggart, Inc. and Eagle Snacks, Inc.

  Campbell Taggart, Inc. will be divested in a tax-free 100% spin-off to shareholders, with an estimated record date in the first quarter of 1996. In February 1996, the company reached an agreement to sell most of its Eagle Snacks production facilities. The sale is subject to approval by appropriate regulatory agencies. The food products segment is accounted for as a discontinued operation, and accordingly, amounts in the Consolidated Financial Statements and related Notes for all periods shown have been restated to reflect discontinued operations accounting.

  The net assets of the food products segment at December 31, 1995 and
1994 are reflected as Investment in Discontinued Operations in the Consolidated Balance Sheet. The NET ASSETS OF THE FOOD PRODUCTS SEGMENT
at December 31, 1995 and 1994 are comprised of the following (in millions):
---------------------------------------------------------------
                                              1995        1994
                                           --------------------
Current Assets.............................. $292.7      $315.4
Property, plant and equipment, net..........  756.3       922.3
Other assets................................  264.6       257.7
Current Liabilities......................... (253.2)     (180.0)
Deferred Income Taxes....................... (166.6)     (176.7)
Other noncurrent liabilities................ (129.8)     (141.4)
                                             ------      ------
Net Assets.................................. $764.0      $997.3
                                             ======      ======
----------------------------------------------------------------

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                      SALES, INCOME/(LOSS) BEFORE INCOME TAXES, AND RELATED
                    INCOME TAX PROVISION/(BENEFIT) OF THE FOOD PRODUCTS SEGMENT (DISCONTINUED OPERATIONS) were as follows:

                      -------------------------------------------------------------------------------
                                                                                     Year Ended December 31,
                                                                                ---------------------------------
                                                                                  1995       1994       1993
                                                                                ---------------------------------
                                  Sales..........................................  $1,985.0   $2,028.5   $2,037.9
                                                                                   ========   ========   ========
                                  Pretax income/(loss)...........................  $  (29.2)  $   31.1   $  (90.6)
                                  Tax expense/(benefit)..........................     (10.4)      13.5      (29.7)
                                  Revaluation of deferred tax liability (FAS  109)     -          -          1.8
                                                                                   ---------   -------   --------
                                  Net income/(loss)............................... $  (18.8)  $   17.6   $  (62.7)
                                                                                   ========   ========   ========
                                  Loss on divestiture:
                                    Loss on divestiture........................... $ (318.0)  $    -     $    -
                                    Direct costs of disposal......................     (5.0)       -          -
                                    Estimated operating losses during
                                      phase-out period............................    (12.0)       -          -
                                                                                   ---------   -------   --------
                                                                                     (335.0)       -          -
                                    Income tax (benefit)..........................   (109.5)       -          -
                                                                                   ---------   -------   --------
                                    Loss on divestiture of the food
                                      products segment............................ $ (225.5)  $    -     $    -
                                                                                   ========   ========   ========
                                  Total income/(loss) from
                                    discontinued operations....................... $ (244.3)  $   17.6   $  (62.7)
                                                                                   ========   ========   ========
                                  --------------------------------------------------------------------------------

                    --------------------------------------------------------
                    3. CLOSURE OF THE TAMPA BREWERY

                      During the fourth quarter 1995, the company closed its
                    brewery located in Tampa, Fla., resulting in a nonrecurring, pretax charge of $160 million ($.38 per share). The charge is comprised of the write-down of the carrying value of plant assets of $113.7 million, employee severance costs of $19.4 million and other disposal costs of $26.9 million. In conjunction with the closure, the company terminated approximately 400 employees under an enhanced severance plan. The majority of the Tampa brewery's plant equipment and facilities will be either sold or disposed during the first half of 1996.

                    ---------------------------------------------------------
                    4. SALE OF THE CARDINALS

                      In December 1995, the company signed a contract to sell
                    its Major League Baseball team, the St. Louis Cardinals. The sale will include Busch Memorial Stadium, nearby parking garages and other properties in downtown St. Louis owned by the company's Civic Center Corporation subsidiary. The sale price will approximate $150 million, resulting in an estimated pretax gain on disposition of approximately $50 million. The transaction is subject to Major League Baseball approval. The sale will close in early 1996 and the gain will be recognized in the company's 1996 financial statements.

                    ---------------------------------------------------------
                    5. ACQUISITIONS AND BUSINESS INVESTMENTS

                      In December 1995, the company announced an alliance
                    with Compania Cervecerias Unidas S.A. (CCU) and Buenos Aires Embotelladora S.A. (BAESA). The agreement calls for CCU-Argentina, CCU's wholly owned subsidiary in Argentina, to begin brewing Budweiser at its brewery in Sante Fe, Argentina in late 1996. The company will purchase a small initial equity investment in CCU -Argentina and will have the option to increase its investment to approximately 20% beginning on October 1, 1998.

                      In April 1995, the company entered into a joint venture
                    with Scottish Courage Ltd. which consolidated the brewing and packaging of Budweiser in the Stag Brewery at Mortlake in London, England.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Anheuser-Busch has a 50% share of the joint venture.
Scottish Courage is leasing the Stag Brewery site to the joint venture. The investment is accounted for under the equity method.

  In February 1995, the company finalized the purchase of a controlling interest in the Zhongde Brewery located in the central region of the People's Republic of China, the world's second-largest beer market. The company purchased an 80% interest in a joint venture that owns the brewery for $52.4 million. The remaining 20% of the joint venture is owned by the original joint venture partners. However, certain minority shareholders may put their investment to Anheuser-Busch in accordance with contract terms. The brewery has been modified to brew Budweiser for distribution in China. The investment is accounted for on a consolidated basis.

  In February 1995, the company announced an alliance with Companhia Antarctica Paulista (Antarctica), one of Brazil's largest brewers. Under terms of the agreement, the company will invest $52.5 million to purchase an initial 5% equity share in a new Antarctica subsidiary that will consolidate Antarctica's holdings in affiliatedcompanies. The company will have options to increase its investment to approximately 30% in the future. Closing is scheduled for early in the second quarter 1996.

  In the fourth quarter 1994, the company purchased for $18 million a 25% equity interest in Redhook Ale Brewery, Inc. (Redhook) of Seattle, Wash. In conjunction with Redhook's initial public offering of shares in August 1995, the company invested an additional $12 million to maintain its 25% equity investment. Under a distribution alliance agreement, Redhook products are distributed exclusively through Anheuser-Busch wholesalers in substantially all major United States markets. The value of the company's investment at market prices was $58.3 million at December 31, 1995 compared to its original acquisition cost of $30 million. The company is accounting for the investment under the equity method.

  In June 1993, the company purchased a 17.7% interest in Grupo Modelo, Mexico's largest brewer, and its subsidiaries for $477 million. The company is accounting for its investment in Modelo under the cost method. The agreement gives Anheuser-Busch options to increase its investment to a minority position in Modelo of approximately 35% and to acquire an additional minority interest in Modelo's subsidiaries. These options may be exercised between mid-1995 and the end of 1997. The company has not made a decision as to when, or if, to exercise the options. Under certain circumstances involving the nonexercise of such options by Anheuser-Busch, at either party's election, Modelo may repurchase approximately half of Anheuser-Busch's investment at cost and repurchase the remainder at prevailing market rates.

  In July 1993, the company purchased a 5% interest in China's largest brewer, Tsingtao Brewery Co. Ltd. (Tsingtao), for $16.4 million. The purchase occurred in conjunction with Tsingtao's initial public offering of shares on the Stock Exchange of Hong Kong. This public offering represented approximately 35% of Tsingtao, including the 5% purchased by Anheuser-Busch. The value of the company's investment at quoted market prices was $10.5 million at December 31, 1995.

-------------------------------------------------------------------------
6. PROFITABILITY ENHANCEMENT PROGRAM

  In September 1993, the company announced a Profitability
Enhancement Program to improve sales and profitability. The
Program, which involved significant organizational and operational changes, included the following elements:
- An enhanced retirement program for salaried employees ($92.4 million);
- The write-down of underperforming facilities in the entertainment segment ($114.3 million); and
- Restructuring and reorganization of the company ($194.6 million).

As a result of the Program, the company recognized a $401.3 million restructuring charge in 1993.

  The Program included a 10% reduction in the salaried workforce, achieved through an enhanced retirement program. The enhanced retirement program offered salaried employees age 53 or older certain incentives and the opportunity to retire effective December 31, 1993. Incentives included pension credits for an additional five years of service and five years of age. Total cost of the enhanced retirement program was $92.4 million and is discussed in more detail in Note 12.

  As part of the Program, the company restructured and reorganized certain operations at a cost of $194.6 million. The restructuring and reorganization primarily included the rationalization of brewing operations based on the successful practices employed at the company's newer breweries.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                    The RECONCILIATION OF RESTRUCTURING ACCRUAL ACTIVITY for 1995 and 1994 is as follows (in millions):

                                ---------------------------------------------------------------------------------
                                                                                                   1995    1994
                                                                                               ------------------
                                 Beginning balance, January 1..................................   $50.2   $137.6
                                 Asset write-offs associated with the beer and beer-related
                                   segment.....................................................   (23.7)   (66.0)
                                 Cash payments associated with the enhanced retirement program      -       (8.0)
                                 Cash payments for systems development and training costs
                                   associated with the enhanced retirement program..............  (25.0)    (5.3)
                                 Other miscellaneous items, net.................................   (1.5)    (8.1)
                                                                                                  -----   ------
                                 Ending balance, December 31....................................  $  -    $ 50.2
                                                                                                  ======  ======
                                 --------------------------------------------------------------------------------

                    --------------------------------------------------------
                    7. INVENTORY VALUATION

                      Approximately 76.0% and 78.7% of total inventories at
                    December 31, 1995 and 1994, respectively, are stated on the last-in, first-out (LIFO) inventory valuation method. Had the average-cost method (which approximates replacement cost) been used with respect to such inventories at December 31, 1995 and 1994, total inventories would have been $101.5 million and $99.7 million higher, respectively.

                    --------------------------------------------------------
                    8. CREDIT AGREEMENTS

                      The company's committed revolving credit agreements
                    totaling $800 million were terminated in December 1994. The company's new committed revolving credit agreements, effective in December 1994 and totaling $1 billion, expire in January 2000. The agreements provide that under certain circumstances the company may select among various loan arrangements with differing maturities and among a variety of interest rates, including a negotiated rate. At December 31, 1995 and 1994 the company had no outstanding borrowings under these agreements. Fees under these agreements were $.8 million, $.8 million and $.9 million in 1995, 1994 and 1993, respectively.

                    ---------------------------------------------------------
                    9. LONG-TERM DEBT

                      LONG-TERM DEBT at December 31 consisted of the
                    following (in millions):

                                 ----------------------------------------------------------------------------------
                                                                                                 1995        1994
                                                                                          -------------------------
                                  Commercial paper (interest rates from 3.2% to 6.2%)......  $   572.5    $  749.3
                                  Medium-term Notes Due 1995 to 2001 (interest rates
                                    from 4.6% to 9.0%).....................................      108.0       225.0
                                  8.75% Notes Due July 15, 1995............................       -          100.0
                                  8% Convertible Debentures Due 1996.......................      166.0       233.2
                                  8.75% Notes Due 1999.....................................      250.0       250.0
                                  6.9% Notes Due 2002......................................      200.0       200.0
                                  6.75% Notes Due 2005.....................................      200.0        -
                                  7% Notes Due 2005........................................      100.0        -
                                  9% Debentures Due 2009...................................      350.0       350.0
                                  7.25% Debentures Due 2015................................      150.0        -
                                  7.375% Debentures Due 2023...............................      200.0       200.0
                                  7% Debentures Due 2025...................................      200.0        -
                                  ESOP Debt Guarantee......................................      347.1       377.4
                                  Sinking Fund Debentures..................................      261.9       263.7
                                  Industrial Revenue Bonds.................................      136.7       112.3
                                  Other Long-term Debt.....................................       27.9         5.5
                                                                                              --------    --------
                                                                                              $3,270.1    $3,066.4
                                                                                              ========    ========
                                  --------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

The company's SINKING FUND DEBENTURES at December 31 are as
follows (in millions):
------------------------------------------------------------------
                                                  1995      1994
                                              --------------------
8-5/8% Debentures maturing 1997 to 2016.......   $150.0    $150.0
8-1/2% Debentures maturing 1998 to 2017.......    150.0     150.0
10% Debentures maturing 1999 to 2018..........     68.0      68.0
    Less: Debentures held in treasury.........   (106.1)   (104.3)
                                                 ------    ------
                                                 $261.9    $263.7
                                                 ======    ======
------------------------------------------------------------------
  The company utilizes SEC shelf registration statements to provide financing flexibility. At December 31, 1995, a total of $300 million was available for debt issuance under shelf registration statements.

  In 1989, the company registered with the SEC $300 million of convertible debentures, $241.7 million of which were issued to Qualified Holders. The debentures may only be held by a qualified, independently owned beer wholesaler (and certain related parties) and may be converted into a 5% convertible preferred stock, par value $1.00, at a conversion price of $47.60 per share. Each share of the convertible preferred stock may be converted into one share of the company's common stock. The convertible debentures and convertible preferred stock are subject to mandatory redemption at the end of seven years, optional redemption/repurchase at the company's or holder's discretion after three years, and special redemption/repurchase based upon the occurrence of certain events with respect to particular holders. In 1995 and 1994, 1.4 million and .1 million common shares were issued in conjunction with debt conversions, respectively. These debentures are classified as long-term at December 31, 1995, as conversion to common shares is expected in 1996.

  Gains/losses on debt redemptions (either individually or in the aggregate) were not material to the company's Consolidated
Financial Statements.

  At December 31, 1995 and 1994, there were $572.5 million and $749.3 million, respectively, of outstanding commercial paper borrowings classified as long-term debt. The commercial paper is intended to be maintained on a long-term basis with ongoing credit provided by the company's revolving credit agreements.

  During 1992, the company entered into a financial fixed-rate swap agreement on a notional amount of $200 million. The company is obligated to pay a fixed rate of 6.54% per year for the four-year period beginning January 1, 1994. In return, the company will receive a floating interest rate based on commercial paper rates. The swap agreement did not have a material impact on the company's weighted-average interest rate.

  The company utilizes interest rate swaps solely as a risk management tool with an objective of managing the level of interest rate risk and the mix of fixed and floating rate debt.

  The aggregate maturities on all long-term debt are $167 million, $33 million, $26 million, $265 million and $53 million, respectively, for each of the years ending December 31, 1996 through 2000. These aggregate maturities do not include the future maturities of the ESOP debt guarantee or commercial paper.

----------------------------------------------------------------------
10. STOCK OPTION PLANS

  The company had an Incentive Stock Option/Non-Qualified Stock Option
Plan and a Non-Qualified Stock Option Plan for certain qualified employees which expired on December 21, 1991. Under the terms of the plans, options were granted at not less than the fair market value of the shares at the date of grant. The Non-Qualified Stock Option Plan provided that optionees could be granted Stock Appreciation Rights (SARs) in tandem with stock options. The exercise of a SAR cancels the related option and the exercise of an option cancels the related SAR. At December 31, 1995 and 1994, a total of 1,319,202 and 2,172,691 shares, respectively, were reserved for possible future issuance under these plans.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                      In April 1990, the shareholders approved an Incentive
                    Stock Plan for certain qualified employees. The plan (as amended) provides for the grant of options and SARs. Under the terms of the plan, options may be granted at not less than the fair market value of the shares at the date of grant. At December 31, 1995 and 1994, a total of 16,724,999 and 18,362,145 shares, respectively, were reserved for future issuance under this plan.

                      Presented below is a SUMMARY OF ACTIVITY FOR THE PLANS for the years ended December 31:

                                  ----------------------------------------------------------------------------------------
                                                                                     1995          1994           1993
                                                                               -------------------------------------------
                                  Options outstanding at beginning of the year..  12,219,332    11,361,418     10,887,085
                                  Options granted during the year...............   2,843,107     2,341,472      2,023,400
                                  Options and SARs exercised during the year....  (2,484,816)   (1,239,763)    (1,399,573)
                                  Options cancelled during the year.............    (147,484)     (243,795)      (149,494)
                                                                                  ----------    ----------     ----------
                                  Options outstanding at end of the year........  12,430,139    12,219,332     11,361,418
                                                                                  ==========    ==========     ==========
                                  Options exercisable at end of the year........   7,498,101     7,998,659      8,009,951
                                  Option price range per share..................$26.25-$65.75  $20.84-$58.56  $12.28-$58.56
                                  -----------------------------------------------------------------------------------------

                      The plans provide for acceleration of exercisability of
                    the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the company (Acceleration Events). The Non-Qualified Plan and the Incentive Stock Plan also provide that optionees may be granted Limited Stock Appreciation Rights (LSARs). LSARs become exercisable, in lieu of the option or SAR, upon the occurrence, six months following the date of grant, of an Acceleration Event. These LSARs entitle the holder to a cash payment per share equivalent to the excess of the share value (under terms of the LSAR) over the grant price. As of December 31, 1995 and 1994, there were 843,820 and 1,371,413, respectively, of LSARs outstanding.

                    ---------------------------------------------------------
                    11. EMPLOYEE STOCK OWNERSHIP PLAN

                      In 1989, the company added an Employee Stock Ownership
                    Plan (ESOP) to its existing Deferred Income Stock Purchase and Savings Plans. Substantially all regular salaried and hourly employees are eligible for participation in the ESOP. The ESOP borrowed $500 million for a term of 15 years at an interest rate of 8.3% and used the proceeds to buy approximately 11.3 million shares of common stock from the company. The ESOP debt is guaranteed by the company, and ESOP shares are being allocated to participants over 15 years as contributions are made to the plans.

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

                      ESOP cash contributions are made in March and
                    September, based on the plan year which ends March 31. A summary of ESOP CASH CONTRIBUTIONS AND DIVIDENDS ON UNALLOCATED ESOP SHARES for the three years ended December 31 is presented below (in millions):
                    ----------------------------------------------------
                                                  1995     1994    1993
                                               -------------------------
                    Cash contributions.......... $45.8    $41.8   $39.4
                                                 =====    =====   =====
                    Dividends................... $10.8    $10.9   $10.6
                                                 =====    =====   =====
                    ----------------------------------------------------

                      Total ESOP expense is allocated to operating expense
                    and interest expense based upon the ratio of principal and interest payments on the debt. ESOP EXPENSE for the three years ended December 31 is presented below (in millions):
                    ------------------------------------------------------
                                                   1995     1994     1993
                                             -----------------------------
                    Operating expense.........    $19.6    $23.3    $18.6
                    Interest expense..........     18.0     24.0     21.8
                                                  -----    -----    -----
                    Total expense.............    $37.6    $47.3    $40.4
                                                  =====    =====    =====
                    ------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

12. RETIREMENT BENEFITS

  As discussed in Note 6, in September 1993 the company announced a Profitability Enhancement Program that included an enhanced retirement program. Total costs related to the enhanced retirement program were $92.4 million. Included in this cost was $39.3 million in special pension benefits, offset by $15.3 million in curtailment gains (for a net cost of $24.0 million). Additionally, a $15.4 million charge for postretirement benefits other than pensions is included in the total cost. The remaining portion of the cost relates to severance benefits and other expenses of implementing the plan.

PENSION PLANS
  The company has pension plans covering substantially all of its regular employees. TOTAL PENSION EXPENSE for the three
years ended December 31 is presented below (in millions):
----------------------------------------------------------------
                                             1995   1994   1993
                                         -----------------------
Single-employer defined benefit plans.....  $29.6  $27.1  $  7.1
Multi-employer plans......................   26.1   25.5    24.3
Defined contribution plans................   15.0   15.1    13.2
                                            -----  -----   -----
                                            $70.7  $67.7   $44.6
                                            =====  =====   =====
-----------------------------------------------------------------
  NET PENSION EXPENSE FOR SINGLE-EMPLOYER DEFINED BENEFIT PLANS
was comprised of the following for the three years ended
December 31 (in millions):
----------------------------------------------------------------------------
                                                       1995    1994    1993
                                                 ---------------------------
Service cost (benefits earned during the year)....    $41.0  $42.3   $41.5
Interest cost on projected benefit obligation.....     64.4   60.2    56.8
Assumed return on assets..........................    (80.6) (68.9)  (82.4)
Amortization of prior service cost, actuarial
  gains/losses and the excess of market value of
  plan assets over projected benefit obligation
  at January 1, 1986..............................      4.8   (6.5)   (8.8)
                                                      -----  -----   -----
Net pension expense...............................    $29.6  $27.1   $ 7.1
                                                      =====  =====   =====
----------------------------------------------------------------------------
  The KEY ACTUARIAL ASSUMPTIONS USED IN DETERMINING PENSION EXPENSE
FOR SINGLE-EMPLOYER DEFINED BENEFIT PLANS were as follows for the years ended December 31:
----------------------------------------------------------------------------
                                                       1995    1994    1993
                                                     -----------------------
Discount rate.........................................  8.0%    7.5%    9.0%
Long-term rate of return on plan assets............... 10.0%   10.0%   10.0%
Weighted-average rate of compensation increase........  5.5%    5.5%    6.5%
----------------------------------------------------------------------------



  The actual return on pension assets was $140.9 million, $12.5 million and $96.2 million in 1995, 1994 and 1993, respectively.

  The following tables set forth the FUNDED STATUS OF ALL COMPANY SINGLE-EMPLOYER DEFINED BENEFIT PLANS at December 31 (in millions):
--------------------------------------------------------------------------
                                                           1995     1994
                                                       -------------------
Plan assets at fair market value-primarily corporate
  equity securities and publicly traded bonds..........    $935.8   $791.2
                                                           ------   ------
Accumulated benefit obligation:
  Vested benefits......................................    (724.5)  (625.3)
  Nonvested benefits...................................     (61.7)   (60.3)
                                                           ------   ------
Accumulated benefit obligation.........................    (786.2)  (685.6)
Effect of projected compensation increases.............    (138.6)  (122.2)
                                                           ------   ------
Projected benefit obligation...........................    (924.8)  (807.8)
                                                           ------   ------
Plan assets in excess of/(less than) projected benefit
 obligation............................................    $ 11.0   $(16.6)
                                                           ======   ======
----------------------------------------------------------------------------

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                      PLAN ASSETS IN EXCESS OF/(LESS THAN) PROJECTED BENEFIT
                    OBLIGATION consist of the following at December 31:
                                  -------------------------------------------------------------------------
                                                                                             1995     1994
                                                                                          -----------------
                                  Unamortized excess of market value of plan assets over
                                    projected benefit obligation at January 1, 1986
                                    being amortized over 15 years..........................  $33.6   $ 40.2
                                  Unrecognized net actuarial (losses)......................  (21.9)   (89.5)
                                  Prior service costs......................................  (81.4)   (60.5)
                                  Prepaid pension..........................................   80.7     93.2
                                                                                             -----   ------
                                                                                             $11.0   $(16.6)
                                                                                             =====   ======
                                  --------------------------------------------------------------------------

                      The ASSUMPTIONS USED IN DETERMINING THE FUNDED STATUS
                    of these plans as of December 31 were as follows:
                    ---------------------------------------------------------
                                                                  1995  1994
                                                                  -----------
                    Discount rate................................. 7.5%  8.0%
                    Weighted-average rate of compensation increase 5.5%  5.5%
                    ---------------------------------------------------------

                      Contributions to multi-employer plans in which the
                    company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours worked.

                    POSTRETIREMENT BENEFITS

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

                      The following table sets forth the ACCUMULATED
                    POSTRETIREMENT BENEFIT OBLIGATION (APBO) AND THE TOTAL POSTRETIREMENT BENEFIT LIABILITY FOR ALL SINGLE-EMPLOYER DEFINED BENEFIT PLANS at December 31 (in millions):

                                  -----------------------------------------------------------------------------
                                                                                               1995       1994
                                                                                            -------------------
                                  Retirees................................................... $141.1     $134.1
                                  Fully eligible active plan participants....................  135.1      127.4
                                  Other active plan participants.............................   74.0       73.0
                                                                                              ------     ------
                                  Accumulated postretirement benefit obligation (APBO).......  350.2      334.5
                                  Unrecognized prior service benefits........................  125.5      138.1
                                  Unrecognized net actuarial gains...........................   51.8       33.6
                                                                                              ------     ------
                                  Total postretirement benefit liability..................... $527.5     $506.2
                                                                                              ======     ======
                                  -----------------------------------------------------------------------------

                      As of December 31, 1995 and 1994, $15.4 million and
                    $11.3 million of this obligation was classified as a current liability and $512.1 million and $494.9 million was classified as a long-term liability, respectively.

                      NET PERIODIC POSTRETIREMENT BENEFITS EXPENSE FOR SINGLE
                    EMPLOYER DEFINED BENEFIT PLANS for 1995, 1994 and 1993 was comprised of the following (in millions):

                                  ------------------------------------------------------------------------------------
                                                                                                   1995   1994   1993
                                                                                                ----------------------
                                 Service cost (benefits attributed to service during the year)... $20.8  $16.4  $18.1
                                 Interest cost on accumulated postretirement benefit obligation..  23.9   25.8   33.8
                                 Amortization of prior service (benefit)......................... (11.8) (11.5)  (4.1)
                                 Amortization of actuarial (gain)/loss...........................   -       .3    (.1)
                                                                                                  -----  -----  -----
                                 Net periodic postretirement benefits expense.................... $32.9  $31.0  $47.7
                                                                                                  =====  =====  =====
                                 -------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

  In measuring the APBO, a 12.5% annual trend rate for health care costs was assumed for 1995, 1994 and 1993. This rate is assumed to decline ratably over the next 12 years to 6.5% and remain at that level thereafter. The weighted average discount rate used in determining the APBO was 8.0% and 8.5%, respectively, at December 31, 1995 and 1994.

  If the assumed health care cost trend rate changed by 1%,
the APBO as of December 31, 1995 would change by 12.7%. The effect of a 1% change in the cost trend rate on the service and interest cost components of net periodic postretirement benefits expense would be a change of 14.4%.
------------------------------------------------------------------
13. INCOME TAXES

  The PROVISION FOR INCOME TAXES consists of the following,
for the three years ended December 31 (in millions):
-----------------------------------------------------------------
                                      1995       1994      1993
                                 --------------------------------
Current Tax Provision:
  Federal.........................   $435.4     $480.2    $459.5
  State and foreign...............    106.4      108.4     102.9
                                     ------     ------    ------
                                      541.8      588.6     562.4
                                     ------     ------    ------
Deferred Tax Provision:
  Federal.........................    (76.6)      74.1    (126.2)
  State and foreign...............    (10.0)      12.3     (13.3)
                                     ------     ------    ------
                                      (86.6)      86.4    (139.5)
                                     ------     ------    ------
                                     $455.2     $675.0    $422.9
                                     ======     ======    ======
-----------------------------------------------------------------
  The PROVISION FOR INCOME TAXES included in the Consolidated Statement of Income is as follows (in millions):
-----------------------------------------------------------------
                                      1995       1994      1993
                                 --------------------------------
Continuing operations.............   $575.1     $661.5    $452.6
Discontinued operations...........   (119.9)      13.5     (29.7)
                                     ------     ------    ------
                                     $455.2     $675.0    $422.9
                                     ======     ======    ======
-----------------------------------------------------------------
  The deferred tax provision results from differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences for continuing operations are related to fixed assets (tax effect of $45.4 million in 1995, $63.3 million in 1994 and $23.7 million in 1993), Tampa brewery closure benefit ($52.2 million) in 1995 and the restructuring charge benefit ($131.3 million) in 1993.

  At December 31, 1995 the company had deferred tax liabilities of $1,641.8 million and deferred tax assets of $509.0 million. The principal temporary differences included in deferred tax liabilities are related to fixed assets ($1,424.9 million). The principal temporary differences included in deferred tax assets are related to accrued postretirement benefits ($193.5 million), closure of the Tampa brewery ($52.2 million) and other accruals and temporary differences ($263.3 million) which are not deductible for tax purposes until paid or utilized.

  On August 10, 1993, the Revenue Reconciliation Act of 1993 was signed into law. As a result, the federal statutory income tax rate was retroactively increased, effective January 1, 1993, by 1% to 35%. This resulted in a $31.2 million nonrecurring, after-tax, noncash charge related to revaluation of the deferred tax liability in accordance with FAS 109.

  The company's effective tax rate from continuing operations was 39.3% in 1995, 39.5% in 1994 and 42.4% in 1993.

  A RECONCILIATION BETWEEN THE STATUTORY TAX RATE AND THE EFFECTIVE TAX RATE is presented below:
--------------------------------------------------------------------
                                                   1995  1994  1993
                                                --------------------
Federal statutory tax rate.....................  35.0%   35.0%  35.0%
State income taxes, net of federal benefit.....   4.0     4.0    4.9
Revaluation of deferred tax liability..........   -       -      2.4
Other..........................................    .3      .5     .1
                                                 -----   -----  -----
Effective tax rate.............................  39.3%   39.5%  42.4%
                                                 =====   =====  =====
---------------------------------------------------------------------

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------
                    14. CASH FLOWS

                      For purposes of the Statement of Cash Flows, all short
                    -term investments with maturities of 90 days or less are considered cash equivalents. Such amounts include marketable securities of $4.8 million in 1994. The effect of foreign currency exchange rate fluctuations was not material for 1995, 1994 and 1993. Accounts payable include $86.9 million and $77.4 million, respectively, of outstanding checks at December 31, 1995 and 1994.

                      SUPPLEMENTAL INFORMATION WITH RESPECT TO THE STATEMENT
                    OF CASH FLOWS is presented below (in millions):
                                  --------------------------------------------------------------------------------
                                                                                       1995       1994       1993
                                                                                  --------------------------------
                                  Interest paid, net of interest capitalized....... $  198.0   $  200.8   $  167.5
                                  Income taxes paid................................    546.6      575.8      483.3
                                  Excise taxes paid................................  1,680.6    1,692.0    1,673.4

                                  CHANGES IN NONCASH WORKING CAPITAL
                                  Decrease/(increase) in noncash current assets:
                                    Accounts receivable............................ $   54.2   $  (47.2)  $  (92.0)
                                    Inventories....................................    (51.9)       5.0       27.6
                                    Other current assets...........................    (17.2)       1.7      (12.1)
                                  Increase/(decrease) in current liabilities:
                                    Accounts payable...............................    (73.8)      54.2       69.7
                                    Accrued salaries, wages and benefits...........      8.1       44.3      (11.9)
                                    Accrued taxes, other than income taxes.........    (10.3)     (14.6)       4.8
                                    Restructuring accrual..........................    (50.2)     (87.3)       -
                                    Other current liabilities......................   (120.9)     (13.1)      75.8
                                                                                    --------   --------   --------
                                  Decrease/(increase) in noncash working capital... $ (262.0)  $  (57.0)  $   61.9
                                                                                    ========   ========   ========
                                  ---------------------------------------------------------------------------------

                    ---------------------------------------------------------
                    15. PREFERRED AND COMMON STOCK

                    STOCK ACTIVITY

                      ACTIVITY IN THE COMPANY'S STOCK CATEGORIES for the
                    three years ended December 31 is summarized below:

                                  --------------------------------------------------------------------------
                                                                                  COMMON STOCK  COMMON STOCK
                                                                                     ISSUED     IN TREASURY
                                                                                  -------------------------
                                  BALANCE, DECEMBER 31, 1992.....................  341,400,328  (62,998,052)
                                  Shares issued under stock plans................    1,180,011        -
                                  Conversions of convertible debentures..........        2,100        -
                                  Treasury stock acquired........................        -      (12,643,125)
                                  Treasury stock issued..........................        -            95,413
                                                                                   -----------   -----------
                                  BALANCE, DECEMBER 31, 1993.....................  342,582,439   (75,545,764)
                                  Shares issued under stock plans................    1,133,163         -
                                  Conversions of convertible debentures..........       81,927         -
                                  Treasury stock acquired........................        -       (10,961,408)
                                                                                   -----------   -----------
                                  BALANCE, DECEMBER 31, 1994.....................  343,797,529   (86,507,172)
                                  Shares issued under stock plans................    2,061,535         -
                                  Conversions of convertible debentures..........    1,406,060         -
                                  Treasury stock acquired........................        -        (6,781,490)
                                                                                   -----------   -----------
                                  BALANCE, DECEMBER 31, 1995.....................  347,265,124   (93,288,662)
                                                                                   ===========   ============
                                  ---------------------------------------------------------------------------

                      At December 31, 1995 and 1994, 40,000,000 shares of
                    $1.00 par value preferred stock were authorized and unissued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

STOCK REPURCHASE PROGRAMS

  The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution was approved by the Board in March 1994, authorizing the repurchase of 25 million shares. The company has acquired 6.8 million, 10.9 million and 12.6 million shares of common stock in 1995, 1994 and 1993 for $393.4 million, $563.0 million and $639.8 million, respectively. At December 31, 1995, approximately 12.3 million shares were available for repurchase under the 1994 authorization.

STOCKHOLDER RIGHTS PLAN

  The Board of Directors adopted a Stockholder Rights Plan in 1985 (extended in 1994) which in certain circumstances would permit shareholders to purchase common stock at prices which would be substantially below market value.

----------------------------------------------------------------------
16. COMMITMENTS AND CONTINGENCIES

  In connection with plant expansion and improvement programs, the company had commitments for capital expenditures of approximately
$369.8 million at December 31, 1995.

  Obligations under capital and operating leases are not material.

  The company and certain of its subsidiaries are involved in certain claims and legal proceedings in which monetary damages and other relief are sought. The company is vigorously contesting these claims. However, resolution of these claims is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of all existing claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect either the company's financial position, liquidity or results of operations.

------------------------------------------------------------------------
17. BUSINESS SEGMENTS

  The company's principal business segments are beer and beer-related and entertainment. The beer and beer-related segment produces and sells the company's beer products. Included in this segment are the company's raw material acquisition, malting, can manufacturing, recycling, communications and transportation operations.

  The entertainment segment consists of the company's Sea World, Busch Gardens and other theme parks, baseball, stadium and real estate development operations.

  Sales between segments, export sales and non-United States sales are not material. The company's equity in earnings of affiliated companies is included in other income and expense. No single customer accounted for more than 10% of sales.

  Summarized below is the company's BUSINESS SEGMENT INFORMATION for 1995, 1994 and 1993 (in millions). Intersegment sales have been eliminated from each segment's reported net sales.

----------------------------------------------------------------------------------------------
                                        NET SALES             |   OPERATING INCOME (1) (2) (3)
                        --------------------------------------|--------------------------------
                               1995        1994        1993   |    1995       1994       1993
                        ----------------------------------------------------------------------
Beer and Beer-Related....   $ 9,585.9   $ 9,283.8   $ 8,725.7 | $1,557.7   $1,784.5   $1,329.3
Entertainment............       754.6       741.5       741.8 |     75.2       68.8      (42.8)
                            ---------   ---------   --------- | --------   --------   --------
Consolidated.............   $10,340.5   $10,025.3   $ 9,467.5 | $1,632.9   $1,853.3   $1,286.5
                            =========   =========   ========= | ========   ========   ========
-----------------------------------------------------------------------------------------------

(1) Operating income excludes other expense, net, which is not allocated among segments. For 1995, 1994 and 1993, other expense, net of $171.2 million, $177.3 million and $145.5 million, includes net interest expense, other income and expense, and equity in earnings of affiliated companies.
(2) Operating income for 1995 includes the impact of the one-time, pretax charge of $160.0 million for the closure of the Tampa brewery, and the impact of the beer wholesaler inventory reduction.
(3) Operating income for 1993 includes the impact of the one-time, pretax restructuring charge of $401.3 million as a result of the company's Profitability Enhancement Program. The one-time charge relates to business segments as follows: $269.7 million for the beer and beer-related segment and $131.6 million for the entertainment segment.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------------------
                                                                                                    |      DEPRECIATION AND
                                                                            IDENTIFIABLE ASSETS     |  AMORTIZATION EXPENSE (4)
                                                                    --------------------------------|--------------------------
                                                                         1995       1994       1993 |   1995    1994    1993
                                                                    -----------------------------------------------------------
                                  Beer and Beer-Related............  $ 7,915.4  $ 7,719.0  $ 7,526.6|  $484.7  $442.0  $416.6
                                  Entertainment....................    1,463.1    1,426.7    1,470.5|    80.9    75.0    76.1
                                  Corporate (3)....................      448.4      404.4      384.4|     -       -       -
                                  Discontinued operations..........      764.0      997.3      886.2|     -       -       -
                                                                     ---------  ---------  ---------|  ------  ------  ------
                                  Consolidated.....................  $10,590.9  $10,547.4  $10,267.7|  $565.6  $517.0  $492.7
                                                                     =========  =========  =========   ======  ======  ======
                                  --------------------------------------------------------------------------------------------

                    (3) Corporate assets principally include cash, marketable
                        securities and certain fixed assets.
                    (4) Consolidated depreciation and amortization expense
                        includes $23.1 million, $17.0 million and $15.8 million of depreciation expense related to corporate assets for 1995, 1994 and 1993, respectively.
                    ---------------------------------------------------
                                                Capital Expenditures
                                            ---------------------------
                                              1995      1994     1993
                                            ---------------------------
                    Beer and Beer-Related...  $845.4    $563.0   $531.8
                    Entertainment...........   107.1      99.8    124.5
                                              ------    ------   ------
                    Consolidated............  $952.5    $662.8   $656.3
                                              ======    ======   ======
                    ---------------------------------------------------------
                    ---------------------------------------------------------
                    18. ADDITIONAL INFORMATION

                      ADDITIONAL BALANCE SHEET INFORMATION (in millions) is
                    summarized below:

                                  -------------------------------------------------------------------------------------
                                                                                                   1995         1994
                                                                                            ---------------------------
                                  Plant and Equipment:
                                    Land....................................................    $    248.4   $    225.8
                                    Buildings...............................................       3,081.7      3,007.4
                                    Machinery and equipment.................................       7,333.3      6,921.8
                                    Construction in progress................................         656.3        519.6
                                                                                                 ---------    ---------
                                                                                                  11,319.7     10,674.6
                                    Accumulated depreciation................................      (4,556.7)    (4,180.0)
                                                                                                 ---------    ---------
                                                                                                $  6,763.0   $  6,494.6
                                                                                                ==========   ==========
                                  Investments and Other Assets:
                                    Investments in and advances to affiliated companies......   $    671.6   $    664.4
                                    Investment properties....................................        125.2        141.5
                                    Deferred charges.........................................        312.7        261.5
                                    Goodwill.................................................        443.8        442.0
                                                                                                 ---------    ---------
                                                                                                $  1,553.3   $  1,509.4
                                                                                                ==========   ==========
                                  -------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

  Summarized below is SELECTED FINANCIAL INFORMATION FOR ANHEUSER-BUSCH, INC. (a wholly owned subsidiary of Anheuser-Busch Companies, Inc.) as of and for the years ended December 31
(in millions):
----------------------------------------------------------------------
                                     1995         1994        1993
                                --------------------------------------
Income Statement Information:
  Net sales.....................   $7,594.9     $7,797.3     $7,624.0
  Gross profit..................    2,889.6      2,937.7      2,844.8
  Net income (1) (2) (3)........      713.7        854.1        712.7
Balance Sheet Information:
  Current assets................      550.1        617.6
  Noncurrent assets.............   13,004.6     12,096.8
  Current liabilities...........    1,242.9        724.7
  Noncurrent liabilities (1)....    3,152.7      3,529.9
-----------------------------------------------------------------------
(1) Anheuser-Busch, Inc. is co-obligor for all outstanding Anheuser-Busch Companies, Inc. indebtedness. Accordingly, all such debt is included as an element of noncurrent liabilities and the interest thereon is included in the determination of net income.
(2) Net income for 1995 reflects the after-tax charge of $99.2 million relating to the closure of the Tampa brewery, and
    the after-tax impact of the beer wholesaler inventory reduction.
(3) Net income for 1993 reflects $89.6 million representing Anheuser-Busch, Inc.'s share of the $401.3 million pretax restructuring charge.
-----------------------------------------------------------------------
19. QUARTERLY FINANCIAL DATA (UNAUDITED)

YEAR ENDED DECEMBER 31, 1995      1ST QUARTER    2ND QUARTER    3RD QUARTER      4TH QUARTER   |    ANNUAL
-----------------------------------------------------------------------------------------------|------------
Net Sales...................       $2,318.2       $2,823.2        $2,966.5         $2,232.6    |   $10,340.5
Gross Profit................          776.8        1,027.8         1,088.0            656.9    |     3,549.5
Income/(loss) from                                                                             |
   continuing operations....          221.7          329.9           343.9             (8.9)   |       886.6
(Loss) from operations of                                                                      |
   discontinued segment.....           (5.6)          (0.8)           (4.2)            (8.2)   |       (18.8)
(Loss) on disposal of                                                                          |
   discontinued segment.....            -              -               -             (225.5)   |      (225.5)
-----------------------------------------------------------------------------------------------|-------------
Net Income/(Loss)...........      $   216.1      $   329.1       $   339.7        $  (242.6)   |   $   642.3
-----------------------------------------------------------------------------------------------|-------------
Fully diluted earnings per share:                                                              |
   Income/(loss) from                                                                          |
     continuing operations..      $      .85     $     1.26      $     1.33       $     (.03)  |   $     3.42
   (Loss) from operations                                                                      |
     of discontinued segment            (.02)          -               (.02)            (.03)  |         (.05)
   (Loss) on disposal of                                                                       |
        discontinued segment           -               -               -                (.88)  |         (.88)
-----------------------------------------------------------------------------------------------|--------------
Net lncome/(Loss)..........       $      .83     $     1.26      $     1.31       $     (.94)  |   $     2.49
-------------------------------------------------------------------------------------------------------------

  Fourth quarter 1995 net income from continuing operations includes the nonrecurring after-tax charge of $99.2 million related to the closure of the Tampa brewery, and the after-tax impact of the beer wholesaler inventory reduction.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

                                  YEAR ENDED DECEMBER 31, 1994 1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER    Annual
                                  --------------------------------------------------------------------------------------------
                                  Net Sales...................   $2,181.4     $2,697.1      $2,828.0      $2,318.8 | $10,025.3
                                  Gross Profit................      731.5        985.6       1,068.7         747.4 |   3,533.2
                                  Income from                                                                     |
                                    continuing operations.....      200.7        322.5         329.5         161.8 |   1,014.5
                                  Income from operations                                                          |
                                    of discontinued segment...        3.7          -             -            13.9 |      17.6
                                  ---------------------------------------------------------------------------------|----------
                                  Net lncome..................   $  204.4     $  322.5     $  329.5       $  175.7 | $ 1,032.1
                                  ---------------------------------------------------------------------------------|----------
                                  Fully diluted earnings per share:                                               |
                                    Income from                                                                   |
                                      continuing operations...   $     .75    $    1.20    $    1.24      $     .62 | $    3.81
                                    Income from operations                                                        |
                                      of discontinued segment.         .01         -            -             .06 |      .07
                                  ----------------------------------------------------------------------------------|----------
                                  Net lncome..................   $     .76    $    1.20    $    1.24      $   .68 |   $  3.88
                                  ---------------------------------------------------------------------------------------------

                    -------------------------------------------------------
                    20. RISK MANAGEMENT

                      The purpose of the company's hedging activities is to
                    protect the company from exchange rate and commodity price volatility. Purchased option, swap and forward contracts are utilized in the company's currency and commodity hedging strategy. The company does not hold or issue financial instruments for trading purposes. Financial instruments are rarely sold before maturity, and generally do not extend beyond two years. The company primarily hedges foreign currency exposures arising from the sale of product to foreign customers or purchases from foreign suppliers, and commodity price exposure relating to the acquisition of raw materials. Realized and unrealized gains and losses related to these contracts are immaterial.

                      The table below summarizes the NOTIONAL AMOUNT OF
                    OUTSTANDING CURRENCY AND COMMODITY CONTRACTS, BY INSTRUMENT, at December 31 (in millions):
                    ---------------------------------------------
                                            GROSS NOTIONAL AMOUNT
                                           ----------------------
                                               1995       1994
                                           ----------------------
                    Currency:
                     Forwards..............    $108.5     $190.0
                     Options...............     208.1      181.7
                                               ------     ------
                                               $316.6     $371.7
                                               ======     ======
                    Commodities:
                     Swaps.................    $153.3     $  -
                                               ======     ======
                    --------------------------------------------
                      The table below summarizes the NOTIONAL AMOUNT OF
                    OUTSTANDING FORWARD AND PURCHASED OPTION CONTRACTS, BY CURRENCY, with a designation of "long" or "short" with respect to the underlying exposure (1), at December 31 (in millions):

                                  ---------------------------------------------------------------------------------
                                                                 NET UNDERLYING EXPOSURE      GROSS NOTIONAL AMOUNT
                                                           --------------------------------------------------------
                                                                    1995              1994        1995     1994
                                                           --------------------------------------------------------
                                  Japanese yen..............        Long              Long        $191.8   $243.0
                                  German mark...............        Short             Short         37.1     43.5
                                  British pound.............        Long              Long          43.9     54.4
                                  Other currencies..........   Long and Short     Long and Short    43.8     30.8
                                                                                                  ------   ------
                                                                                                  $316.6   $371.7
                                                                                                  ======   ======
                                  --------------------------------------------------------------------------------

                    (1) "Long" indicates the company has foreign currency
                        in excess of its needs. "Short" indicates the company requires additional foreign currency to meet future needs.

FINANCIAL SUMMARY - OPERATIONS
Anheuser-Busch Companies, Inc., and Subsidiaries
---------------------------------------------------------------------------

(In millions, except per share data)
--------------------------------------------------------------------------------------------------------------
                                                                          1995          1994        1993
                                                                 ---------------------------------------------
CONSOLIDATED SUMMARY OF OPERATIONS
Barrels sold......................................................          87.5          88.5        87.3
                                                                       =========     =========   =========
Sales.............................................................     $12,004.5     $11,705.0   $11,147.3
  Federal and state excise taxes..................................       1,664.0       1,679.7     1,679.8
                                                                       ---------     ---------   ---------
Net sales.........................................................      10,340.5      10,025.3     9,467.5
  Cost of products and services...................................       6,791.0       6,492.1     6,167.6
                                                                       ---------     ---------   ---------
Gross profit......................................................       3,549.5       3,533.2     3,299.9
  Marketing, distribution and administrative expenses.............       1,756.6       1,679.9     1,612.1
  Shutdown of Tampa brewery.......................................         160.0          -           -
  Restructuring charge............................................          -             -          401.3
                                                                       ---------     ---------   ---------
Operating income..................................................       1,632.9 (1)   1,853.3     1,286.5 (2)
  Interest expense................................................        (225.9)       (219.3)     (205.1)
  Interest capitalized............................................          24.3          21.8        35.2
  Interest income.................................................           9.9           2.6         3.4
  Other income/(expense), net.....................................          20.5          17.6        21.0
                                                                       ---------     ---------   ---------
Income before income taxes........................................       1,461.7 (1)   1,676.0     1,141.0 (2)
  Income taxes (current and deferred).............................         575.1         661.5       452.6
  Revaluation of deferred tax liability...........................          -             -           31.2
                                                                       ---------     ---------   ---------
Income from continuing operations.................................         886.6 (1)   1,014.5       657.2 (2)
Income/(loss) from discontinued operations........................        (244.3)         17.6       (62.7)
                                                                       ---------     ---------   ---------
Income before cumulative effect of accounting changes.............         642.3       1,032.1       594.5
Cumulative effect of changes in the method of accounting
  for postretirement benefits (FAS 106) and income taxes
  (FAS 109), net of tax benefit of $186.4 million.................           -            -            -
                                                                       ---------     ---------   ---------
NET INCOME........................................................     $   642.3     $ 1,032.1   $   594.5
                                                                       =========     =========   =========
PRIMARY EARNINGS PER SHARE:
Continuing operations.............................................     $     3.44    $     3.84  $     2.40 (2)
Discontinued operations...........................................           (.95)          .07        (.23)
                                                                       ----------    ----------   ---------
Income before cumulative effect...................................           2.49          3.91        2.17
Cumulative effect of accounting changes...........................           -             -           -
                                                                       ----------    ----------   ---------
Net income........................................................     $     2.49    $     3.91   $    2.17
                                                                       ==========    ==========   =========
FULLY DILUTED EARNINGS PER SHARE:
Continuing operations.............................................     $     3.42 (1)$     3.81   $    2.40 (2)
Discontinued operations...........................................           (.93)          .07        (.23)
                                                                       ----------     ----------   ---------
Income before cumulative effect...................................           2.49          3.88        2.17

Cumulative effect of accounting changes...........................           -             -           -
                                                                       ----------     ----------   ---------
Net income........................................................     $     2.49    $     3.88   $    2.17
                                                                       ==========    ==========   =========
Cash dividends paid:
  Common stock....................................................         429.5         398.8       370.0
    Per share.....................................................           1.68          1.52        1.36
  Preferred stock.................................................           -             -           -
    Per share.....................................................           -             -           -
Average number of common shares:
  Primary.........................................................         257.9         264.1       274.3
  Fully diluted...................................................         262.2         269.0       279.3
-----------------------------------------------------------------------------------------------------------------

NOTE: ALL PER SHARE INFORMATION AND AVERAGE NUMBER OF COMMON
SHARES DATA REFLECT THE SEPTEMBER 12, 1986 TWO-FOR-ONE STOCK SPLIT
AND THE JUNE 14, 1985 THREE-FOR-ONE STOCK SPLIT.  ALL FINANCIAL
INFORMATION HAS BEEN RESTATED TO RECOGNIZE THE 1995 DIVESTITURE OF
THE FOOD PRODUCTS SEGMENT. ALL AMOUNTS INCLUDE THE ACQUISITION OF SEA
WORLD AS OF DECEMBER 1, 1989. FINANCIAL INFORMATION PRIOR TO 1988 HAS
BEEN RESTATED TO REFLECT THE 1988 ADOPTION OF FINANCIAL ACCOUNTING STANDARDS NO. 94, "CONSOLIDATION OF MAJORITY-OWNED SUBSIDIARIES."
(1) 1995 results include the impact of the one-time pretax charge of $160.0 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, net income and fully diluted earnings per share would have been $1,867.3 million, $1,696.2 million, $1,032.3 million and $3.98, respectively.

                                             FINANCIAL SUMMARY - OPERATIONS
                           Anheuser-Busch Companies, Inc., and Subsidiaries
---------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
   1992           1991         1990         1989         1988         1987         1986        1985
------------------------------------------------------------------------------------------------------
     86.8           86.0         86.5         80.7         78.5         76.1         72.3         68.0
=========      =========     ========     ========     ========     ========     ========     ========
$11,008.6      $10,631.9     $9,716.1     $8,553.7     $8,120.5     $7,605.0     $7,001.5     $6,420.2
  1,668.6        1,637.9        868.1        802.3        781.0        760.7        724.5        683.0
---------      ---------     --------     --------     --------     --------     --------     --------
  9,340.0        8,994.0      8,848.0      7,751.4      7,339.5      6,844.3      6,277.0      5,737.2
  6,051.8        5,953.5      5,963.4      5,226.5      4,878.1      4,467.1      4,122.7      3,895.8
---------      ---------     --------     --------     --------     --------     --------     --------
  3,288.2        3,040.5      2,884.6      2,524.9      2,461.4      2,377.2      2,154.3      1,841.4
  1,583.7        1,409.5      1,364.9      1,244.3      1,245.2      1,274.4      1,179.9      1,011.4
      -              -            -            -            -            -            -            -
      -              -            -            -            -            -            -            -
---------      ---------     --------     --------     --------     --------     --------     --------
  1,704.5 (3)    1,631.0      1,519.7      1,280.6      1,216.2      1,102.8        974.4        830.0
   (194.6)        (234.0)      (277.2)      (172.9)      (134.6)      (114.1)       (85.5)       (85.2)
     46.9           45.6         52.5         49.8         42.9         38.9         31.0         37.2
      4.4            6.6          4.3          7.9          9.8         12.8          9.6         21.0
     (2.5)           1.3        (16.5)        17.7        (15.5)         3.9         (1.2)       (15.2)
---------      ---------     --------     --------     --------     --------     --------     --------
  1,558.7 (3)    1,450.5      1,282.8      1,183.1      1,118.8      1,044.3        928.3 (4)    787.8
    594.6          549.6        481.4        438.2        422.0        439.1        419.0        348.2
      -              -            -            -            -            -            -            -
---------      ---------     --------     --------     --------     --------     --------     --------
    964.1 (3)      900.9        801.4        744.9        696.8        605.2        509.3 (4)    439.6
     30.1           38.9         41.0         22.3         19.1          9.5          8.7          4.1
---------      ---------     --------     --------     --------     --------     --------     --------
    994.2          939.8        842.4        767.2        715.9        614.7        518.0        443.7


    (76.7)            -            -             -            -            -           -            -
---------      ---------     --------     --------     --------     --------     --------     --------
$   917.5      $   939.8     $  842.4     $  767.2     $  715.9     $  614.7     $  518.0     $  443.7
=========      =========     ========     ========     ========     ========     ========     ========

$     3.37     $     3.12    $    2.82    $    2.60    $    2.38    $    2.01    $    1.66    $    1.41
       .11            .14          .14          .08          .07          .03          .03          .01
----------     ----------    ---------    ---------    ---------    ---------    ---------    ---------
      3.48           3.26         2.96         2.68         2.45         2.04         1.69         1.42
      (.26)          -            -            -            -            -            -            -
----------     ----------    ---------    ---------    ---------    ---------    ---------    ---------
$     3.22     $     3.26    $    2.96    $    2.68    $    2.45    $    2.04    $    1.69    $    1.42
==========     ==========    =========    =========    =========    =========    =========    =========

$     3.36 (3) $     3.12    $    2.81    $    2.60    $    2.38    $    2.01    $    1.66 (4)$    1.41
       .10            .13          .14          .08          .07          .03          .03          .01
----------     ----------    ---------    ---------    ---------    ---------    ---------    ---------
      3.46           3.25         2.95         2.68         2.45         2.04         1.69         1.42
      (.26)          -            -            -            -            -            -            -
----------     ----------    ---------    ---------    ---------    ---------    ---------    ---------
$     3.20     $     3.25    $    2.95    $    2.68    $    2.45    $    2.04    $    1.69    $    1.42
==========     ==========    =========    =========    =========    =========    =========    =========

    338.3          301.1        265.0         226.2       188.6        148.4        120.2        102.7
      1.20           1.06          .94           .80         .66          .54          .44          .36 2/3
      -              -            -             -            -          20.1         26.9         27.0
      -              -            -             -            -           3.23         3.60         3.60
    285.8          287.9        284.6         286.2        292.2       301.5        306.6        312.6
    290.8          292.9        289.7         286.2        292.2       301.5        306.6        312.6
----------------------------------------------------------------------------------------------------------

(2) 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million after-tax). Excluding these nonrecurring special charges, operating income, pretax income, net income and fully diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $3.39, respectively.
(3) 1992 operating income, income before income taxes, net income and earnings per share reflect the 1992 adoption of the new Financial Accounting Standards pertaining to Postretirement Benefits (FAS 106) and Income Taxes (FAS 109). Excluding the financial impact of these Standards, 1992 operating income, income before income taxes, net income and fully diluted earnings per share would have been $1,819.3 million, $1,664.5 million, $1,022.1 million and $3.56, respectively.
(4) Effective January 1, 1986, the company adopted the provisions of Financial Accounting Standards No. 87 (FAS 87), Employers' Accounting For Pensions. The financial effect of FAS 87 adoption was to increase 1986 income before income taxes $33.9 million, net income $18 million and earnings per share $.06.

FINANCIAL SUMMARY - BALANCE SHEET AND OTHER INFORMATION
Anheuser-Busch Companies, Inc., and Subsidiaries
---------------------------------------------------------------------------

(In millions, except per share and statistical data)
--------------------------------------------------------------------------------------------------------------
                                                             1995                  1994               1993
                                                        ------------------------------------------------------
BALANCE SHEET INFORMATION
Working capital (deficit)............................... $    268.6            $     57.0         $    (41.3)
Current ratio...........................................        1.2                   1.0                1.0
Plant and equipment, net................................    6,763.0               6,494.6            6,454.7
Long-term debt..........................................    3,270.1               3,066.4            3,019.7
Total debt to total capitalization......................       47.1%                 47.3%              47.3%
Deferred income taxes...................................    1,132.8               1,081.5            1,013.1
Convertible redeemable preferred stock                         -                    -                  -
Shareholders equity.....................................    4,433.9               4,415.5            4,255.5
Return on shareholders equity...........................       25.0% (4)             29.9%              18.8% (3)
Book value per share....................................       14.44                 13.29              12.62
Total assets............................................   10,590.9              10,547.4           10,267.7

OTHER INFORMATION
Capital expenditures....................................  $   952.5             $   662.8          $   656.3
Depreciation and amortization...........................      565.6                 517.0              492.7
Effective tax rate......................................       39.3%                 39.5%              42.4%
Price/earnings ratio....................................       19.6  (4)             13.1               22.6  (3)
Percent of pretax profit on net sales...................       14.1%                 16.7%              12.1%
Market price range of common stock (high/low)...........   68-50 3/4         55 3/8-47 1/8          60-44 1/8


NOTE: ALL PER SHARE INFORMATION REFLECTS THE SEPTEMBER 12, 1986 TWO-FOR-ONE STOCK SPLIT AND THE JUNE 14, 1985 THREE-FOR-ONE STOCK SPLIT. ALL FINANCIAL INFORMATION HAS BEEN RESTATED TO RECOGNIZE THE 1995 DIVESTITURE OF THE FOOD PRODUCTS SEGMENT. ALL AMOUNTS INCLUDE THE ACQUISITION OF SEA WORLD AS OF DECEMBER 1, 1989. FINANCIAL INFORMATION PRIOR TO 1988 HAS BEEN RESTATED TO REFLECT THE ADOPTION IN 1988 OF FINANCIAL ACCOUNTING STANDARDS NO. 94, "CONSOLIDATION OF MAJORITY-OWNED SUBSIDIARIES."

(1) This percentage has been calculated by including convertible redeemable preferred stock as part of equity, as it was convertible into common stock and traded primarily on its equity characteristics.
(2) These ratios have been calculated based on income from continuing operations before the cumulative effect of accounting changes.
(3) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.
(4) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

                    FINANCIAL SUMMARY - BALANCE SHEET AND OTHER INFORMATION
                           Anheuser-Busch Companies, Inc., and Subsidiaries
---------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      1992             1991          1990              1989            1988            1987        1986            1985
---------------------------------------------------------------------------------------------------------------------------
    $  247.8         $  107.9     $   (62.8)         $  (82.8)       $  (23.7)       $   42.5   $     9.3        $   80.2
         1.2              1.1           0.9               0.9             1.0             1.0         1.0             1.1
     6,424.7          6,260.6       6,102.2           5,768.0         4,624.2         4,177.4     3,478.5         3,332.7
     2,630.3          2,627.9       3,115.8           3,268.9         1,570.0         1,366.4     1,097.8           837.7
        42.0%            43.9%         54.5%             60.7%           41.7%           40.6%       37.7%(1)        32.5%(1)
     1,065.5          1,401.0       1,309.3           1,241.9         1,155.8         1,123.7     1,075.8           956.3
        -                -            -                  -               -               -          286.9           287.6
     4,620.4          4,438.1       3,679.1           3,099.9         3,102.9         2,892.2     2,313.7         2,173.0
        27.6%(2)         30.2%         34.0%             34.6%           33.3%           31.8%       28.7%(1)        26.4%(1)
        13.03            11.80          9.21              7.48            7.74            6.81        5.67            5.25
     9,954.9          9,642.5       9,274.2           8,690.1         6,788.9         6,260.3     5,605.0         4,966.7

    $  628.8         $  625.5      $  805.3          $  979.0        $  858.1        $  716.9    $  661.1        $  518.7
       453.3            437.0         404.3             333.1           306.5           267.9       232.0           192.6
        38.1%            37.9%         37.5%             37.0%           37.7%           42.0%       45.1%           44.2%
        16.9 (2)         18.9          14.6              14.4            12.9            16.4        15.5            14.9
        16.7%            16.1%         14.5%             15.3%           15.2%           15.3%       14.8%           13.7%
60 1/2-52 1/8    61 1/2-39 5/8     45-34 1/4     45 7/8-30 5/8   34 1/8-29 1/8   39 3/4-26 3/8   28 5/8-20     22 7/8-11 7/8
----------------------------------------------------------------------------------------------------------------------------




RESPONSIBILITY FOR FINANCIAL STATEMENTS
---------------------------------------------------------------------------


  The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. Management has selected those generally accepted accounting principles it considers appropriate to prepare the financial statements and other data contained herein.

  The company maintains accounting and reporting systems, supported by an internal control system, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1995, the company's internal auditors, in conjunction with Price Waterhouse, its independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on the comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.

  The Audit Committee of the Board of Directors, which consists of seven nonmanagement directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's public accountants and meets with the public accountants and internal auditors to review the overall scope and specific plans for their respective audits. The committee held four meetings during 1995. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.

  The report of Price Waterhouse on its examinations of the consolidated financial statements of the company appears on the next page.

                                         REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------


PRICE WATERHOUSE LLP

                                                           [LOGO]
                                                       One Boatmen's Plaza
                                                       St. Louis, MO  63101
February 6, 1996


To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

  We have audited the accompanying Consolidated Balance Sheet of Anheuser -Busch Companies, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


  In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.





PRICE WATERHOUSE LLP

                                APPENDIX



     In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1991, 1992, 1993, 1994 and 1995: on page 37, "SALES" depicting gross sales and net sales in billions of dollars; on page 39, "TOTAL PAYROLL COST" depicting total payroll cost in millions of dollars; on page 40, "OPERATING INCOME" depicting operating income in millions of dollars; on page 41, "INCOME FROM CONTINUING OPERATIONS/DIVIDENDS ON COMMON STOCK" depicting net income and dividends in millions of dollars; on page 42, "FULLY DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS" depicting fully diluted earnings per share data; on page 43, "CASH FLOW FROM CONTINUING OPERATIONS" depicting cash flow from continuing operations in millions of dollars; on page 44, "CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION" depicting capital expenditures and depreciation and amortization in millions of dollars; and, on page 47, "SHAREHOLDERS EQUITY/LONG-TERM DEBT" depicting shareholders equity and long-term debt in millions of dollars.

     In Exhibit 13 to the printed Form 10-K, the following also appear: on page 34, a photo of the Geo. A. Robie & Sons. Building and a Budweiser delivery truck; on page 73, the Logo of Price Waterhouse LLP.