Form 10-K, Exhibit 13
period 1996-12-31
ANHEUSER BUSCH COMPANIES INC
filed 1997-03-27
CIK 310569

-----------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS     |                            EX-13
|OF OPERATIONS AND FINANCIAL CONDITION  |
-----------------------------------------

                 INTRODUCTION

     This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch
Companies, Inc. for the three-year period ended December
31, 1996. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial
Statements and Notes to Consolidated Financial Statements included in this annual report.

     Financial results from continuing operations for 1996 and 1995 were impacted by certain significant one-time, nonrecurring transactions and events which make meaningful comparisons to prior years more difficult. The specific transactions and events are summarized below.

1996 TRANSACTION:

1.  SALE OF THE ST. LOUIS CARDINALS NATIONAL BASEBALL CLUB

     During the first quarter 1996, the company completed the sale of the St. Louis Cardinals Baseball Club. The sale included Busch Memorial Stadium and several nearby parking garages and other properties in downtown St. Louis. The sale price was $150 million resulting in a $54.7 million pretax gain ($.06 per share) which is shown as a separate line item in the Consolidated Statement of Income.

1995 TRANSACTIONS:

     In 1995, Anheuser-Busch announced a series of strategic initiatives designed to focus maximum attention on the company's core businesses, improve future profitability and enhance shareholder value, as follows:

1.  DIVESTITURE OF FOOD PRODUCTS SEGMENT

    In 1995, Anheuser-Busch announced its intention to divest its food products segment through the tax-free 100% spin-off to shareholders of The Earthgrains Company (formerly known as Campbell Taggart) and the divestiture of the assets of Eagle Snacks, Inc. As such, in accordance with generally accepted accounting principles, in 1995 Anheuser-Busch restated all prior period financial statements and financial information to exclude the historical combined financial results of Earthgrains and Eagle Snacks from detailed financial components. All Earthgrains and Eagle Snacks related financial results and financial information are reported in the Anheuser-Busch consolidated financial statements as "Discontinued Operations," and have no impact on continuing operations.

     There was no reported gain or loss on the Earthgrains spin-off. However, Anheuser-Busch recognized $19.8 million in after-tax spin-off related costs and taxes ($.04 per share) in the fourth quarter 1995. Pursuant to the decision to divest Eagle Snacks, Anheuser-Busch recognized a $205.7 million after-tax charge ($.39 per share) in the fourth quarter 1995. The spin-off related costs and taxes and the Eagle Snacks write-off are reported as part of Discontinued Operations.

     In connection with the Earthgrains spin-off, each Anheuser-Busch shareholder received one share of Earthgrains voting common stock for every 25 shares of Anheuser-Busch stock owned (25:1 ratio, reflected on a pre-split basis) in a special dividend distributed March 26, 1996. Earthgrains common stock began trading on the New York Stock Exchange as a separate company on March 27, 1996.

     Additional information concerning the divestiture of the food products segment is included in Note 3 to the Consolidated
Financial Statements.

2.  CONSOLIDATION OF BREWING CAPACITY RESULTING IN THE CLOSURE
    OF THE TAMPA BREWERY

     By utilizing the full production capacity of its new Cartersville, Ga., brewery, plus ongoing modernization programs at its other 11 breweries, Anheuser-Busch has added a significant amount of efficient, lower-cost capacity in recent years. The Tampa brewery was the company's highest cost-per-barrel brewery and, accordingly, was closed in 1995 resulting in a $160 million pretax write-off ($.19 per share) in the fourth quarter 1995.

                             ----------------------------------------------
                             |MANAGEMENT'S DISCUSSION & ANALYSIS          |
                             |OF OPERATIONS AND FINANCIAL CONDITION       |
                             ----------------------------------------------

                         This write-off is shown as a separate line item
                    on the company's Consolidated Statement of Income. Closing the Tampa brewery generated approximately $33 million of pretax operational cost savings in 1996.

                    3.  REDUCTION OF BEER WHOLESALER INVENTORIES

                         In a move designed to provide the freshest
                    possible beer to the marketplace,achieve greater systemwide distribution efficiencies and reduce costs, Anheuser-Busch reduced wholesaler inventories by about one-third during the fourth quarter 1995.

                         The decision to reduce wholesaler inventories
                    resulted in Anheuser-Busch shipping approximately 1.1 million fewer barrels in the fourth quarter 1995. This reduced net sales by approximately $107 million and reduced operating profits by approximately $74.5 million. This financial impact is not separately identified in the company's Consolidated Statement of Income.


                         The company maintained relatively low inventory
                    levels throughout 1996 and enters 1997 with inventory levels that continue to be the lowest of all major brewers. The ability to have the freshest beer available provides Anheuser-Busch a significant competitive advantage. The company has communicated its freshness advantage to consumers through a comprehensive marketing campaign, which includes the "Born On" freshness dating on beer packages.

                        The lower inventory levels have resulted in
                    approximately $12 million in annual systemwide cost savings for Anheuser-Busch's network of beer wholesalers through improved scheduling, lower transportation costs and reduced working capital requirements.

                    CONCLUSION

                        The above-noted actions have made Anheuser-Busch a
                    more focused and competitive company. By capitalizing on its competitive advantages in its core businesses, Anheuser-Busch plans to achieve three major objectives in coming years in order to generate the highest returns for shareholders:

                      1. The company will continue to gain an increased share of the brewing industry in the United States (both market share and margin share). Anheuser-Busch was the only major brewer to increase market share and sales volume in 1996. The company will continue to apply its marketing expertise and substantial cash flow to achieve these goals.

                      2. Anheuser-Busch will continue to globalize its beer operations by building Budweiser brand equity worldwide and making selected investments in brewers with leading brands in key international beer growth markets. International beer volume has averaged double-digit annual growth over the last 15 years and the company made significant marketing investments to build Budweiser brand recognition outside the U.S.

                      In December 1996, the company announced its intention
                    to purchase an additional 25% equity investment in Mexico's largest brewer, Grupo Modelo. Due diligence is complete and the companies are currently working to resolve differences of opinion concerning certain purchase price adjustments. When finalized, the company expects its total investment to approximate $1 billion. This additional investment reflects the company's commitment to international expansion. Additional information regarding the company's investment in Grupo Modelo can be found in the International Investments section of this discussion and in Note 2 to the Consolidated Financial Statements.

                      3. The company will support the growth of its packaging and entertainment subsidiaries. Metal Container Corporation (MCC), the company's can manufacturing subsidiary, provides significant efficiencies and cost savings in tandem with brewing operations, and the company will continue to invest in technology and capacity improvements as necessary to support MCC and beer volume growth. The company's Busch Entertainment theme park subsidiary is a significant contributor to corporate earnings and provides Anheuser-Busch with a unique opportunity to showcase the company to approximately 20 million visitors annually.

------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS      |
|OF OPERATIONS AND FINANCIAL CONDITION   |
------------------------------------------

                    CONTINUING OPERATIONS

     As previously noted, the significant nonrecurring transactions in 1996 and 1995 make it difficult to directly compare 1996 vs. 1995, and 1995 vs. 1994 financial results from continuing operations. Therefore, key financial comparisons are presented in the following summaries on both a "Normalized Operations" basis
(excluding the nonrecurring items) and an "As Reported" basis (including the nonrecurring items) in order to facilitate a more complete understanding of underlying company operating results.

     During the second quarter 1996, Anheuser-Busch completed the sale of the majority of the assets of Eagle
Snacks, Inc. to Frito-Lay, a subsidiary of PepsiCo.
Accordingly, Anheuser-Busch adjusted its previously estimated loss provision for the disposition of the food products segment and recognized a $33.8 million after-tax gain ($.07 per share) during the second quarter. This gain is reported entirely in Discontinued Operations and has no impact on financial results from Continuing Operations.
                                                              [SALES GRAPH]
     Key financial comparisons from continuing operations
(which exclude the financial results of The Earthgrains
Company and Eagle Snacks, Inc.) are summarized below:

-----------------------------------------------------------------------------------
          FULL YEAR 1996 VS. 1995 ($ IN MILLIONS, EXCEPT PER SHARE)
-----------------------------------------------------------------------------------
                          1996       |            1995       |   1996 VS. 1995
                 --------------------|-----------------------|----------------------
                 NORMALIZED     AS   |  NORMALIZED      AS   | NORMALIZED     AS
                 OPERATIONS  REPORTED|  OPERATIONS   REPORTED| OPERATIONS  REPORTED
                 --------------------|-----------------------|----------------------
                                     |                       |
Gross Sales       $12,622    $12,622 |   $12,131     $12,004 |  Up 4.0%     Up 5.1%
Net Sales          10,884     10,884 |    10,448      10,340 |  Up 4.2%     Up 5.3%
Operating Income    2,029      2,084 |     1,867       1,633 |  Up 8.7%    Up 27.6%
Income from                                                  |
Cont. Oper.         1,123      1,156 |     1,032         887 |  Up 8.8%    Up 30.4%
Fully Diluted                        |                       |
Earnings per Share   2.21       2.27 |      1.99        1.71 | Up 11.1%    Up 32.7%
-------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
             Full Year 1995 vs. 1994 ($ in millions, except per share)
-----------------------------------------------------------------------------
                1995 Normalized     Change vs. |     1995 As     Change vs.
                   Operations         1994     |     Reported       1994
                -------------------------------|------------------------------
                                               |
Gross Sales         $12,131          Up 3.6%   |     $12,004      Up 2.6%
Net Sales            10,448          Up 4.2%   |      10,340      Up 3.1%
Operating Income      1,867           Up .8%   |       1,633     Dn 11.9%
Income from                                    |
Cont. Oper.           1,032          Up 1.8%   |         887     Dn 12.6%
Fully Diluted                                  |
Earnings per Share     1.99          Up 4.5%   |        1.71     Dn 10.2%
-----------------------------------------------------------------------------

DETAILED FINANCIAL STATEMENT ANALYSIS IN THE REMAINDER
OF THIS DISCUSSION FOCUSES ON CONTINUING OPERATIONS ON
A NORMALIZED OPERATIONS BASIS.
  ---------------------------
SALES -- 1996 VS. 1995

     Anheuser-Busch achieved record gross sales during 1996 of $12.6 billion, an increase of $491 million or 4.0% over 1995 gross sales of $12.1 billion. Gross sales include $1.74 billion in federal and state beer excise taxes for 1996. Net sales for 1996 were also a record, $10.9 billion, an increase of $436 million or 4.2% over 1995 ne sales of $10.4 billion.

     The increase in gross and net sales in 1996 was driven primarily by increased beer sales volume, higher net revenue per barrel sold and higher theme park revenues. Consolidated sales growth for 1996 would have been even higher if not for lower sales by the company's recycling operations due to lower aluminum prices and lower revenues due to the sale of the St. Louis Cardinals during the first quarter 1996.

                               --------------------------------------------
                               |MANAGEMENT'S DISCUSSION & ANALYSIS        |
                               |OF OPERATIONS AND FINANCIAL CONDITION     |
                               --------------------------------------------

                        Anheuser-Busch, Inc., the company's brewing
                    subsidiary and largest contributor to consolidated sales, reported record 1996 sales volume of 91.1 million barrels, an increase of 3.6 million barrels, or 4.1%, vs. the 87.5 million barrels sold during 1995.

                        As previously noted, however, reported 1995 volume
                    amounts were negatively impacted by the beer wholesaler inventory reduction. Excluding the inventory reduction, 1996 beer volume would have increased 2.5 million barrels, or 2.8%, over 1995.

                       Reported market share for 1996 was 45.2% of industry
                    shipments, an increase of 1.1 share points when compared to 1995 reported market share of 44.1%. Excluding the impact of the wholesaler inventory reduction, Anheuser-Busch's 1995 market share would have been 44.4%. Market share is determined based on industry sales estimates provided by the Beer Institute and includes exports, imports, nonalcohol brews and other malt beverages.

                       During 1996, Anheuser-Busch's core premium and
                    super-premium brands (the Bud and Michelob Families) continued to gain momentum, with Bud Light growing at an annualized double-digit pace. Overall, Bud Family sales were up almost 2%.

                       The company's core brands are complemented by a
                    broad portfolio of specialty brands, appealing to all tastes and styles, including Michelob Amber Bock, Michelob HefeWeizen, Red Wolf, the American Originals line and imported Carlsberg and Carlsberg Light.

                       The company's international beer volume performance
                    was strong during 1996, led by continuing sales expansion in the United Kingdom, Ireland and Japan.

                    SALES -- 1995 VS. 1994 AND 1994 VS. 1993

                       Gross sales during 1995 of $12.1 billion were 3.6%
                    higher than 1994. Gross sales for 1994 were $11.7 billion, an increase of 5.0% over 1993. Net sales for 1995 of $10.4 billion were 4.2% higher than 1994. Net sales during 1994 were $10.0 billion, an increase of 5.9% over 1993. Gross sales include approximately $1.7 billion in federal and state beer excise taxes for both 1995 and 1994.

                       Anheuser-Busch, Inc. sold 87.5 million barrels of
                    beer in 1995, including the impact of the beer wholesaler inventory reduction. Excluding the 1995 beer wholesaler inventory reduction, Anheuser-Busch, Inc. would have reported 1995 sales volume of 88.6 million barrels, an increase of 100,000 barrels, or .1%, vs. the 88.5 million barrels sold during 1994.

                       Sales-to-retailers were up slightly in 1995 as
                    compared to 1994. In 1995, Anheuser-Busch's core premium brands (the Bud and Michelob Families) gained momentum, with Bud Light increasing at a double-digit rate and Michelob Light increasing 9%. Bud Ice sales trends improved throughout 1995. Overall, the company introduced seven new beer brands in 1995.

                       Anheuser-Busch, Inc. beer sales for 1994 were 88.5
                    million barrels, an increase of 1.2 million barrels, or 1.4% higher than the 87.3 million barrels sold during 1993. 1994 market share was 44.4%, an increase of .1 of a point, compared to 1993 market share.

                       The Bud Family was a significant contributor to
                    increased sales volume for 1994 and also contributed to an approximate 1% increase in revenue per barrel for the year. Bud Family sales-to-retailers increased 3.5% for the year, led by Bud Light, which grew at a double-digit rate. In the third quarter 1994, Bud Light became the largest-selling light beer in the country and the second-largest beer brand overall, behind Budweiser.

                    COST OF PRODUCTS AND SERVICES

                       Cost of products and services for 1996 was $7.0
                    billion, a 2.1% increase over the $6.8 billion reported for 1995. This increase follows 4.6% and 5.3% increases in 1995 and 1994, respectively. The increase in the cost of products and services in 1996 is attributable to increased beer sales volume and increased raw material costs, particularly brewing materials, partially offset by production efficiency savings and lower scrap aluminum prices related to recycling operations.

-------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS       |
|OF OPERATIONS AND FINANCIAL CONDITION    |
-------------------------------------------

     Gross profit as a percentage of net sales was 36.0% for 1996 compared to 34.7% for 1995, an increase of 1.3 percentage points, reflecting higher net revenue per barrel sold and productivity improvements.

     During 1995, beer packaging costs increased
substantially as a result of higher aluminum costs.
However, such increases were mitigated by the company's
having protected pricing on more than half of its 1995
aluminum sheet requirements at prices below market level.
As a percent of net sales, gross profit for 1995 decreased
 .5 of a percentage point compared to 35.2% for 1994.
                                                                [TOTAL
     Cost of products and services for 1994 increased      EMPLOYEE-RELATED
primarily due to higher production costs for the company's     COSTS GRAPH]
brewing subsidiary and other beer-related operations and higher attendance at the company's entertainment operations.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

     Marketing, distribution and administrative expenses for 1996 were $1.89 billion, an increase of 7.6% compared to 1995. These expenses increased in 1996 primarily due to sponsorship of the Centennial Olympic Games in Atlanta, increased spending to support accelerated volume growth for premium brands, global Budweiser brand building initiatives and promotional spending in support of "Born On" freshness dating.


     Marketing, distribution and administrative expenses for 1995 were $1.76 billion, an increase of 4.6% compared to 1994. These expenses increased in 1995 primarily due to the addition of marketing and distribution expenses for new beer brands and higher international beer marketing expenses.

     Marketing, distribution and administrative costs for 1994 were $1.68 billion, an increase of 4.2% over 1993. The increased expense level for 1994 was primarily the result of the company's new joint venture in Japan which began operations in September 1993.

     Areas of cost increase incurred by the company since 1993 include media advertising, point-of-sale materials and developmental expenses associated with new advertising and marketing programs for both established and new products, payroll and related costs, business taxes, supplies and general operating expenses.

EMPLOYEE-RELATED COSTS

     Employee-related costs during 1996 totaled $1.80
billion, an increase of $61 million, or 3.5%, vs. 1995 costs of $1.74 billion, and reflect normal increases in salaries, wages and benefit levels. Employee-related costs during 1995 increased $30 million, or 1.8%, vs.
1994 costs of $1.71 billion and again reflect normal increases in salaries, wages and benefit levels. Employee-related costs decreased .5% in 1994, reflecting 10% fewer salaried employees due to the enhanced retirement program offered in 1993.

     Salaries and wages paid during 1996 totaled $1.45 billion, an increase of 5.0% vs. 1995. Pension, life insurance and health care benefits amounted to $235.8 million while payroll taxes were $110.1 million, reflecting a decrease of 4.1% and an increase of 1.0%, respectively, compared to 1995. Full-time employees for continuing operations at December 31, 1996 numbered 25,123, compared to 25,181 at December 31, 1995.

     During the second quarter of 1994, a four-year labor contract covering the majority of the company's beer production employees was ratified. The contract, which expires February 28, 1998, enhanced a wage and benefits package which was already the most attractive in the industry and established an improved framework for the company to achieve necessary operating productivity increases over time.

                               --------------------------------------------
                               |MANAGEMENT'S DISCUSSION & ANALYSIS        |
                               |OF OPERATIONS AND FINANCIAL CONDITION     |
                               --------------------------------------------

                    TAXES

                       The company is significantly impacted by federal,
                    state and local taxes, including beer excise taxes. Taxes applicable to 1996 operations (not including the many indirect taxes included in materials and services purchased) totaled $2.68 billion and highlight the burden of taxation on the company and the brewing industry in general. Total taxes for 1996 increased $241 million or 9.9% vs. 1995 taxes of $2.44 billion. This follows a decrease of 4.0% in 1995 and an increase of 7.8% in 1994. Total taxes are presented on an as reported basis.
[OPERATING INCOME
   (CONTINUING         The increase in total taxes for 1996 compared to
 OPERATIONS BASIS)  1995 is primarily due to higher beer excise taxes from
      GRAPH] increased beer volume and higher income taxes on the company's higher pretax earnings level in 1996. The significant decrease in total taxes for 1995 compared to 1994 is primarily due to reduced income taxes on lower taxable income, resulting from the costs associated with closing the Tampa brewery and the impact of the beer wholesaler inventory reduction. The beer wholesaler inventory reduction also contributed to slightly lower beer excise taxes in 1995 vs. 1994.

                       The significant increase in total taxes for 1994
                    compared to 1993 is due to higher income taxes resulting from the company's substantially higher earnings level compared to 1993. Earnings for 1993 were negatively impacted by a nonrecurring pretax restructuring charge of $401.3 million.

                    OPERATING INCOME, NORMALIZED BASIS

                       Operating income represents the measure of the
                    company's financial performance before interest costs and other nonoperating items.

                       Operating income for 1996 was $2.03 billion, an
                    increase of $162 million, or 8.7%, as compared to 1995. The increase in 1996 operating income is due primarily to higher beer sales volume and significantly higher beer margins due to improved pricing and continued productivity improvements. Productivity improvements in 1996 generated nearly $100 million in cost savings vs. 1995.

                       As anticipated, international brewing's profit
                    contribution was down somewhat in 1996 compared to 1995 due to substantially higher investment spending on marketing for global Budweiser brand building and having a full year of operating results for the joint venture in China included in 1996 vs. only partial year results in 1995.

                       Metal Container Corporation, the company's can
                    manufacturing subsidiary, reported essentially flat profits during 1996 vs. 1995 primarily due to weaker can pricing.

                       The company's Busch Entertainment theme park
                    subsidiary was a significant contributor to corporate performance through its fifth consecutive year of record attendance and profitability in 1996. Busch Entertainment's year-round theme parks were largely responsible for this record performance which was achieved despite an unusually active hurricane season and a disruption in normal attendance patterns due to the Centennial Olympic Games in Atlanta. The Busch Entertainment facilities achieved aggregate record attendance of approximately 20 million guests in 1996, slightly exceeding the levels achieved in 1995.

                       Operating income for 1995 was $1.87 billion, an
                    increase of $14 million, or .8%, as compared to 1994. Operating income for 1994 increased 9.8% over 1993 operating income of $1.69 billion. The increase in operating income for 1995 was primarily due to the performance of the company's international beer, packaging and theme park operations.

                       The increase in operating income for 1994 was
                    primarily the result of positive domestic and international beer performance, offset by lower earnings at the St. Louis Cardinals Baseball Club (attributable primarily to the baseball players strike).

------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS      |
|OF OPERATIONS AND FINANCIAL CONDITION   |
------------------------------------------


NET INTEREST COST/INTEREST CAPITALIZED

     Net interest cost (interest expense less interest income) for 1996 was $223.4 million, an increase of $7.4 million, or 3.4%, compared to 1995. The increase in net interest cost in 1996 was due to higher average debt balances outstanding during the period, primarily as a result of financing capital expenditures and share repurchases, largely offset by lower average interest rates.

     Net interest cost for 1995 was $216.0 million, a decrease
of $.7 million compared to 1994. The decrease in net interest
cost in 1995 was primarily the result of higher average        [INCOME FROM
interest rates during the year offset by lower average debt     CONTINUING
balances and higher interest income. Net interest cost for     OPERATIONS*/
1994 was $216.7 million, an increase of $15.0 million, or 7.4%, DIVIDENDS
over 1993.  The increase in net interest cost in 1994 was due   ON COMMON
to higher average debt balances outstanding during the period, STOCK GRAPH] primarily as a result of financing capital expenditures, share repurchases and international brewing investments.

     Specific information regarding company financing activity, including long-term debt activity, capital expenditures, share repurchases and dividends, is presented in the Liquidity and Capital Resources section of this discussion.

     Interest capitalized increased $11.2 million, to $35.5 million in 1996, after increasing $2.5 million in 1995. The increases in 1996 and 1995 were due primarily to higher construction-in-progress balances relating to ongoing modernization projects at the company's breweries. Interest capitalized decreased $13.4 million in 1994 as compared to 1993. The decline in 1994 was related to the spring 1993 start-up of the company's brewery in Cartersville, Ga., which resulted in the cessation of interest capitalization for completed areas of this facility.

OTHER INCOME/(EXPENSE), NET

     Other income/(expense), net includes numerous items of a nonoperating nature which do not have a material impact on the company's consolidated results of operations, either individually or in the aggregate.

     Other (expense), net was $3.0 million in 1996 compared to $20.5 million of other income, net in 1995. The change is primarily due to the reclassification of certain purchase discounts from other income/(expense), net to cost of products and services in 1996. Other income, net was $20.5 million and $17.6 million, respectively, for 1995 and 1994, primarily reflecting dividend income from the Grupo Modelo investment and purchase discounts, offset by numerous miscellaneous items.

INCOME FROM CONTINUING OPERATIONS, NORMALIZED BASIS

     Income from continuing operations for 1996 was $1.12 billion, an increase of 8.8% compared to 1995 income from continuing operations of $1.03 billion. 1995 income from continuing operations increased 1.8% compared to 1994.
Income from continuing operations for 1994 was $1.01 billion, an increase of 8.5%, over 1993.

     The company's effective income tax rate was 38.9% for 1996 compared to 39.1% for 1995. The decrease in the effective rate in 1996 is due to lower state taxes and lower nondeductible costs. The effective tax rate was 39.1% for 1995 vs. 39.5% for 1994. The effective rate for 1994 was 39.5% vs. an effective rate of 42.4% in 1993.

     Comparisons with the 1993 effective rate are not meaningful due to the impact of the deferred tax revaluation adjustment (in accordance with FAS 109) to reflect the retroactive impact of the 1% federal tax rate increase signed into law during 1993. Excluding this nonrecurring item, the effective tax rate for 1993 was 39.7%.

                                 ------------------------------------------
                                 |MANAGEMENT'S DISCUSSION & ANALYSIS      |
                                 |OF OPERATIONS AND FINANCIAL CONDITION   |
                                 ------------------------------------------

                    FULLY DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS, NORMALIZED BASIS

                       Fully Diluted Earnings Per Share from Continuing
                    Operations, Normalized Basis Fully diluted earnings per
                    share from continuing operations for 1996 were $2.21,
                    an increase of $.22, or 11.1%, compared to 1995. Fully
                    diluted earnings per share from continuing operations
                    for 1995 were $1.99, an increase of 4.5% compared to
[FULLY DILUTED      1994 earnings per share of $1.90.  Earnings per share
 EARNINGS PER       for 1994 increased 12.4% compared to 1993.
 SHARE FROM
 CONTINUING            Fully diluted earnings per share continue to benefit
 OPERATIONS*        from the company's ongoing share repurchase program.
   GRAPH]           The company repurchased approximately 22 million shares
                    in 1996, or approximately 4% of outstanding shares.

                       Fully diluted earnings per share reflect the full
                    conversion of the company's 8% Convertible Debentures Due 1996 as of September 30, 1996, and the elimination of related after-tax interest expense through that date.

                                    FINANCIAL POSITION

                       Anheuser-Busch's strong financial profile allows it
                    to pursue profitable growth while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:

                       1. REINVESTING IN CORE BUSINESSES TO ACHIEVE PROFITABLE GROWTH. The company will continue to make significant investments in its capital asset base to ensure the highest efficiency and lowest cost in its operations.

                       2. CONTINUING DIVIDEND PAYMENTS TO SHAREHOLDERS AND REPURCHASING SHARES OF COMMON STOCK. The company has paid dividends in each of the last 63 years. During that time, Anheuser-Busch stock has split on eight different occasions and stock dividends were paid three times. Recognizing the preference of many investors, Anheuser-Busch will continue to repurchase shares of its common stock in the marketplace to provide direct returns to shareholders. The company's current intention is to repurchase 3% to 4% of outstanding common shares each year.

                    LIQUIDITY AND CAPITAL RESOURCES

                       The company's primary sources of liquidity are cash
                    provided from operating activities and certain financing activities. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 1996, 1995 and 1994 is presented in the Consolidated Statement of Cash Flows in this annual report.

                       The principal source of the company's cash flow is
                    cash generated by operations. Additional sources of cash in 1996 included proceeds from the sale of the Cardinals and the sale of the assets of Eagle Snacks. Principal uses of cash are capital expenditures, share repurchases, dividends and new business acquisitions. Cash flow from operations for 1995 was adversely impacted by the reduction in wholesaler inventories.

                       Working capital at December 31, 1996 was $34.9
                    million as compared to working capital of $268.6 million at December 31, 1995 and $57.0 million at December 31, 1994. Cash and marketable securities were $93.6 million at December 31, 1996 and 1995.

                       Total long-term debt was $.8 million higher at
                    December 31, 1996 vs. the balance at December 31, 1995 and was $203.7 million higher at December 31, 1995 vs. December 31, 1994. The change in debt during these periods is detailed on the next page, by key components. Included in the gross reduction in long-term debt for 1996 is the noncash conversion of the company's 8% Convertible Debentures Due 1996.

------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS      |
|OF OPERATIONS AND FINANCIAL CONDITION   |
------------------------------------------

DEBT ISSUANCES

  $773.6 million in debt was issued in 1996, vs.
$597.6 million in 1995, as follows:

--------------------------------------------------------
YEAR    DESCRIPTION               AMOUNT   INTEREST RATE
                                (MILLIONS)
--------------------------------------------------------
1996    Long-Term Notes            $450.0     6.75%
        Dual-Currency Notes         262.4    Floating
        Industrial Revenue Bonds     50.7    Various
        Other, Net                   10.5    Various
--------------------------------------------------------
1995    Debentures                 $350.0    Various
        Long-Term Notes, Net        200.0     6.75%
        Industrial Revenue Bonds     24.4    Various
        Other, Net                   23.2    Various
--------------------------------------------------------

DEBT REDUCTIONS

  Gross debt reduction was $772.8 million in 1996, vs.
$393.9 million in 1995, as follows:

--------------------------------------------------------
YEAR    DESCRIPTION               AMOUNT   INTEREST RATE
                                (MILLIONS)
--------------------------------------------------------
1996    Sinking Fund Debentures    $110.6    Various
        Convertible Debentures      166.0        8%
        Medium-Term Notes            13.0     7.43%
        Industrial Revenue Bonds     30.0    Various
        Commercial Paper, Net       417.0    Various
        ESOP Guarantee               31.7      8.3%
        Other, Net                    4.5    Various
--------------------------------------------------------
1995    Convertible Debentures      $67.2        8%
        Medium-Term Notes, Net      117.0    Various
        Commercial Paper, Net       176.8    Various
        ESOP Guarantee               30.3      8.3%
        Other, Net                    2.6    Various
--------------------------------------------------------

  Gains/losses on debt reduction activities were not material, either individually or in the aggregate, to the company's consolidated financial statements during 1996, 1995 or 1994.

                                 ------------------------------------------
                                 |MANAGEMENT'S DISCUSSION & ANALYSIS      |
                                 |OF OPERATIONS AND FINANCIAL CONDITION   |
                                 ------------------------------------------

                       At December 31, 1996 and 1995, there were $155.5
                    million and $572.5 million,respectively, of outstanding commercial paper borrowings classified as long-term debt. The commercial paper is intended to be maintained on a long-term basis, with ongoing credit support provided by the company's $1 billion revolving credit agreement. Commercial paper can be refinanced with long-term notes or debentures at the company's discretion.

                       In 1989, the company registered $300 million of
                    seven-year convertible debentures with the Securities
                    and Exchange Commission (SEC) as part of its Wholesaler
[CASH FLOW FROM     Investment Program and a total of $241.7 million were
   CONTINUING       issued.  The debentures were convertible into preferred
 OPERATIONS GRAPH]  stock at a price of $47.60 per share, with each share of preferred stock convertible into one share of common stock. The effective conversion price was adjusted to $23.39 in 1996 to reflect the impact of the spin-off of Earthgrains and the two-for-one stock split.

                       The debentures matured October 1, 1996 and full
                    conversion to common stock was completed in the third quarter 1996. The company issued 7.5 million and 2.8 million shares, respectively, in 1996 and 1995 in conjunction with conversions. No preferred shares are outstanding as a result of any conversion of the debentures. A total of $166 million of these debentures was outstanding at December 31, 1995.

                       The company utilizes SEC shelf registration
                    statements to provide financing flexibility. At December 31, 1996, a total of $550 million was available for debt issuance under existing shelf registration statements.

                       In addition to its long-term debt financing, the
                    company has access to the short-term capital market through its utilization of commercial paper which is supported by its revolving credit facility. During 1994, the company terminated its previous $800 million credit agreements and established a single $1 billion credit agreement which expires August 2001. This agreement provides the company with immediate and continuing sources of liquidity. Further information on the credit agreement can be found in Note 9 to the Consolidated Financial Statements.

                       The company's ratio of total debt to total
                    capitalization was 44.8% and 47.1% at December 31, 1996 and 1995, respectively. The company's fixed charge coverage ratio was 7.9x for the year ended December 31, 1996 and 7.6x for the year ended December 31, 1995.

                       A discussion of the company's risk management
                    activities is included in Note 20 to the Consolidated Financial Statements.

------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS      |
|OF OPERATIONS AND FINANCIAL CONDITION   |
------------------------------------------

CAPITAL EXPENDITURES

     During the next five years, the company plans to continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer/beer-related and entertainment segments. Cash flow from operating activities will provide the principal support for these capital investments.
However, a capital expenditure program of this magnitude, in combination with share repurchases and possible additional international beer-related investments, may require external financing from time to time. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.

     The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of capital project acceptability is its projected discounted cash flow return on investment (DCFROI). Total capital expenditures in 1996 amounted to $1.1 billion as compared with $952.5 million in 1995, an increase of 13.9%. Capital expenditures over the past five years totaled $4.0 billion.

     Capital expenditures for 1996 for the company's beer/      [CAPITAL
beer-related operations were $902.5 million, including $90.2  EXPENDITURES/
million related to packaging operations. Major expenditures   DEPRECIATION
by Anheuser-Busch, Inc. included numerous modernization            AND
projects designed to improve productivity and reduce costs     AMORTIZATION
at all the company's breweries.                                    GRAPH]

     Capital expenditures totaling $151.6 million were made by the company's entertainment operations. Major entertainment expenditures included new Busch Entertainment theme park attractions.

     The company expects its capital expenditures in 1997 to approximate $1 billion. Capital expenditures during the five-year period 1997-2001 are expected to approximate $4.5 billion.

SHARE REPURCHASE

     The Board of Directors has approved various resolutions in recent years authorizing the company to repurchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution was approved by the Board in July 1996 authorizing the repurchase of an additional 50 million shares.

     The company acquired 22.2 million, 13.6 million and
21.9 million shares (split-adjusted) of common stock in 1996, 1995 and 1994 for $770.2 million, $393.4 million and $563.0 million, representing approximately 4.4%, 2.6% and 4.1% of common shares outstanding, respectively. At December 31, 1996, approximately 2.6 million shares were available for repurchase under the 1994 authorization and 50 million shares were available under the July 1996 authorization.

DIVIDENDS

     Cash dividends paid to common shareholders were $458.9 million in 1996 and $429.5 million in 1995. Dividends on common stock are paid in the months of March, June, September and December of each year. In the third quarter 1996, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 9.1% from $.22 to $.24 per share. This increased annual dividends per common share by 9.5%, to $.92 in 1996, compared with $.84 per common share in 1995. In 1995, dividends were $.20 per share for the first two quarters and $.22 per share for the last two quarters.

                                 ------------------------------------------
                                 |MANAGEMENT'S DISCUSSION & ANALYSIS      |
                                 |OF OPERATIONS AND FINANCIAL CONDITION   |
                                 ------------------------------------------

                                       ACQUISITIONS AND INVESTMENTS
                       As more fully described in Notes 2 and 6 to the
                    Consolidated Financial Statements, Anheuser-Busch made several major acquisitions and business investments in 1996, 1995 and 1994. A summary of these acquisitions and business investments follows.

                    1996 TRANSACTIONS

                       1. In 1993, the company purchased a 17.7% direct and indirect interest in Diblo, the operating subsidiary of Grupo Modelo, Mexico's largest brewer, for $477 million. The purchase agreement gave Anheuser-Busch options to increase its direct investment in Grupo Modelo to approximately 35% and to acquire an additional direct interest in Diblo. In December 1996, Anheuser-Busch announced its intention to purchase an additional 25% interest in Grupo Modelo. Due diligence is complete and the companies are currently working to resolve differences of opinion concerning certain purchase price adjustments.
                    When finalized, the company expects its total investment to approximate $1 billion and Anheuser-Busch will directly and indirectly own 37% of Diblo.

                       The company will have remaining options, which
                    expire on December 31, 1997, to increase its direct interest in Diblo to approximately 23%. A complete exercise of these options would increase the company's direct and indirect ownership in Diblo to 50.2%. The company has not made a decision as to if, when, or to what extent, it will exercise the remaining Diblo options.

                       The company accounted for its Modelo investment on
                    the cost basis in 1996, 1995 and 1994. Due to the nature of Anheuser-Busch's initial investment, the company was not required to adjust its Modelo investment to fair market value. In addition, the initial investment was configured such that the company's return was largely protected against devaluation of the Mexican peso. Therefore, the 1994 peso devaluation and subsequent depreciation relative to the U. S. dollar did not have a significant effect on earnings in 1996, 1995 or 1994.

                       Commensurate with the additional purchase,
                    Anheuser-Busch will begin accounting for its investment in Grupo Modelo on the equity basis and will therefore recognize its pro rata share of Modelo's net earnings as a separate line-item in the Consolidated Statement of Income beginning in 1997. The difference between income recognized on the cost basis in 1996, 1995 and 1994 and what would have been recognized had the company applied equity accounting in those years is not material.

                       Effective January 1, 1997, Mexico's economy is
                    considered hyperinflationary in accordance with Financial Accounting Standard No. 52 (FAS 52), "Foreign Currency Translation." Under FAS 52, the U.S. dollar becomes the functional currency for entities operating in hyperinflationary environments. As such, the impact of financial statement translation adjustments for monetary assets and liabilities is recognized in earnings in the current period. Accordingly, all translation gains and losses relating to the Modelo investment will be recognized in earnings while the Mexican economy is considered hyperinflationary.

                       Depending on certain circumstances, primarily the
                    ongoing value of the peso relative to the dollar, hyperinflationary accounting may expose the company to earnings volatility it would not otherwise normally experience. It is anticipated the Mexican economy will cease to be classified as hyperinflationary sometime in late 1998.

                       2. In April 1996, the company invested $52.5 million to purchase a 5% equity stake in Antarctica Empreendimentos e Participacoes (ANEP), a subsidiary representing approximately 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The investment agreement also provided the company with options to increase its investment to approximately 30% of ANEP beginning April 22, 1996 and generally expiring on April 21, 2002.

                       Concurrent with the investment in ANEP, the company
                    entered into a joint venture with Antarctica called Budweiser Brasil Ltda. which is owned 51% by Anheuser-Busch and 49% by Antarctica. Under the joint venture agreement, ANEP will contract brew Budweiser on behalf of the joint venture while the joint venture will concentrate on the sales, marketing and distribution of Budweiser in Brazil. The investment in Budweiser Brasil Ltda. is accounted for on a consolidated basis.

------------------------------------------
|MANAGEMENT'S DISCUSSION & ANALYSIS      |
|OF OPERATIONS AND FINANCIAL CONDITION   |
------------------------------------------


     As a result of holding certain minority rights under the investment agreement and having gained representation on ANEP's Board of Directors in late
1996, the company will change its method of accounting for the investment in ANEP from the cost to the equity method effective January 1, 1997. The difference between income recognized on the cost basis in 1996 and what would have been recognized had the company applied equity accounting is not material

     3. In February 1996, the company entered into an alliance with Companhia Cervecerias Unidas S.A. (CCU) and Buenos Aires Embotelladora S.A. (BAESA). Under the agreement, the company invested cash and donated equipment with a market value of approximately $4 million to CCU-Argentina, a brewing subsidiary of CCU, in exchange for a 4.4% equity interest in CCU-Argentina. The investment agreement also provided the company with options to increase its investment to 20% of CCU-Argentina beginning October 1, 1998 and generally expiring no later than December 31, 2002. The investment in CCU-Argentina is accounted for on a cost basis.

1995 TRANSACTIONS

     1. In April 1995, the company entered into a 50% owned joint venture with Scottish Courage Ltd. which consolidated the brewing and packaging of Budweiser in the Stag Brewery at Mortlake in London, England. The joint venture is accounted for on an equity basis.

     2. In February 1995, the company finalized the purchase of an 80% interest in a joint venture that owns the Wuhan Brewery, in the fifth-largest city in the People's Republic of China. The brewery has been modified to brew Budweiser for distribution in the northern, central and eastern regions of China. In 1996, the company purchased an additional 5.3% interest in the joint venture pursuant to certain contract provisions. The investment in the Wuhan joint venture is accounted for on a consolidated basis.

1994 TRANSACTION

     In the fourth quarter 1994, the company purchased a 25% equity interest in Redhook Ale Brewery, Inc. of Seattle, Wash., for $18 million. During 1995, in conjunction with Redhook's initial public offering, Anheuser-Busch invested an additional $12 million to maintain its 25% equity ownership level. The equity investment in Redhook is accounted for on an equity basis.

                     COMMON STOCK

     A discussion of share repurchases and dividends paid on common stock can be found in the Liquidity and Capital Resources section of this discussion.

     At December 31, 1996, common stock shareholders of record numbered 65,079 compared with 64,118 at the end of 1995. Total shares outstanding were 497.4 million at December 31, 1996 compared to 508.0 million at December 31, 1995.

PRICE RANGE OF COMMON STOCK

     The company's common stock is listed on the New York
Stock Exchange (NYSE) under the symbol "BUD." The table below summarizes BUD high and low closing prices on the NYSE.

------------------------------------------------
PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)
------------------------------------------------
               1996               1995
         ----------------   ----------------
QUARTER  HIGH       LOW      HIGH      LOW
First....35 5/8    32 5/8   29 1/2    25 3/8
Second...38 1/4    32 1/2   29 7/8    27 5/8
Third....39 7/8    35 3/4   32 1/4    27 3/8
Fourth...42 7/8    37 3/8    34        31
--------------------------------------------

                                 ------------------------------------------
                                 |MANAGEMENT'S DISCUSSION & ANALYSIS      |
                                 |OF OPERATIONS AND FINANCIAL CONDITION   |
                                 ------------------------------------------

                       The closing price of the company's common stock at
                    December 31, 1996 and 1995 was $40 and $33 3/8,
                    respectively.

                       The book value of each share of common stock at
                    December 31, 1996 was $8.10, as compared to $7.22 at December 31, 1995.

                    SHAREHOLDERS EQUITY

                       Shareholders equity was $4.03 billion at December
                    31, 1996, as compared with $4.43 billion at December 31, 1995. The decrease in shareholders equity during the year is attributable to the spin-off of Earthgrains, share repurchases and dividends, offset by net income on an as reported basis and the reduction of the ESOP debt guarantee.

                       In July 1996, the Board of Directors authorized a
                    two-for-one stock split, effective for shareholders of
                    record August 15, 1996.  Certificates for one
                    additional share of Anheuser-Busch common stock for
                    each share held at the record date were distributed to
                    shareholders on September 12, 1996.  All share and per
                    share information has been adjusted to reflect the
                    impact of the split.
[SHAREHOLDERS
 EQUITY/LONG-TERM   EMPLOYEE STOCK OWNERSHIP PLAN
 DEBT GRAPH]
                       As more fully described in Note 11 to the
                    Consolidated Financial Statements, the company added an employee stock ownership plan (ESOP) feature to its existing Deferred Income Stock Purchase and Savings
                    Plans in 1989. At that time, the ESOP borrowed $500 million, guaranteed by the company, and used the proceeds to buy approximately 22.7 million shares of common stock from the company. The ESOP shares are being allocated to participants over 15 years as contributions are made to the plan. Through the various company stock ownership plans, employees of Anheuser-Busch control approximately 10% of the company's outstanding common stock.

                                   ENVIRONMENTAL MATTERS
                       The company is subject to federal, state and local
                    environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. None of the Environmental Protection Agency
                    (EPA) designated clean-up sites for which Anheuser-Busch has been identified as a Potentially Responsible Party (PRP) would have a material impact on the company's consolidated financial statements.

                       The company has traditionally provided a strong
                    commitment to environmental protection. This commitment is manifested through the Environmental Policy Committee, a committee of senior corporate executives which reports to the Board of Directors.

                       Under the direction of the Environmental Policy
                    Committee, the company is implementing a corporatewide environmental management system based on the Business Charter for Sustainable Development. This system is designed to help ensure compliance with applicable laws, while simultaneously reducing costs.

                       The company's Environmental Policy, the foundation
                    of the environmental management system, integrates good business practices with sound environmental practices. The policy provides specific guidance for how the environment must be factored into business judgments and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. In addition, the company is piloting systems to ensure that its standards are met by outside contractors and by suppliers.

                                         INFLATION
                       General inflation has not had a significant impact
                    on the company over the past three years and is not expected to have a significant impact in the foreseeable future.

------------------------------
|Consolidated Balance Sheet  |
------------------------------
Anheuser-Busch Companies, Inc., and Subsidiaries


(In millions)
--------------------------------------------------------------------------
DECEMBER 31,                                           1996         1995
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and marketable securities.......................$   93.6    $  93.6
  Accounts and notes receivable, less allowance for
    doubtful accounts of $3.1 and $1.9 in 1996 and 1995   632.7      544.3
  Inventories
    Raw materials and supplies.........................   319.5      382.2
    Work in process....................................    80.6       58.6
    Finished goods.....................................   131.0      141.9
      Total inventories................................   531.1      582.7
  Other current assets.................................   208.4      290.0
                                                       -------------------
    Total current assets............................... 1,465.8    1,510.6
INVESTMENTS AND OTHER ASSETS........................... 1,789.6    1,553.3
INVESTMENT IN DISCONTINUED OPERATIONS..................    --        764.0
PLANT AND EQUIPMENT, NET...............................  7,208.2   6,763.0
                                                       -------------------
    Total Assets.......................................$10,463.6 $10,590.9
                                                       ===================
LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................$   726.8 $   682.8
  Accrued salaries, wages and benefits.................    227.6     247.0
  Accrued taxes........................................    233.0      86.3
  Other current liabilities............................    243.5     225.9
                                                       -------------------
    Total current liabilities..........................  1,430.9   1,242.0
                                                       -------------------
POSTRETIREMENT BENEFITS................................    524.6     512.1
                                                       -------------------
LONG-TERM DEBT.........................................  3,270.9   3,270.1
                                                       -------------------
DEFERRED INCOME TAXES..................................  1,208.1   1,132.8
                                                       -------------------
COMMON STOCK AND OTHER SHAREHOLDERS EQUITY:
  Common stock, $1.00 par value, authorized
    800,000,000 shares.................................    705.8     347.3
  Capital in excess of par value.......................    929.2   1,012.2
  Retained earnings....................................  6,924.5   6,869.6
  Foreign currency translation adjustment..............     (8.8)    (12.1)
                                                       -------------------
                                                         8,550.7   8,217.0
  Treasury stock, at cost.............................. (4,206.2) (3,436.0)
  ESOP debt guarantee offset...........................   (315.4)   (347.1)
                                                       -------------------
                                                         4,029.1   4,433.9
                                                       -------------------
COMMITMENTS AND CONTINGENCIES..........................     --        --
    Total Liabilities and Equity.......................$10,463.6 $10,590.9
                                                       ===================
--------------------------------------------------------------------------
The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-71 of this report.

                           -------------------------------------
                           |Consolidated Statement of Income   |
                           -------------------------------------
                           Anheuser-Busch Companies, Inc., and Subsidiaries



(In millions, except per share)
---------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                         1996      1995       1994
---------------------------------------------------------------------------
Sales........................................$12,621.5 $12,004.5  $11,705.0
  Less federal and state excise taxes........  1,737.8   1,664.0    1,679.7
                                             ------------------------------
Net sales.................................... 10,883.7  10,340.5   10,025.3
  Cost of products and services..............  6,964.6   6,791.0    6,492.1
                                             ------------------------------
Gross profit.................................  3,919.1   3,549.5    3,533.2
  Marketing, distribution and administrative
    expenses.................................  1,890.0   1,756.6    1,679.9
  Gain on sale of St. Louis Cardinals........     54.7      --         --
  Shutdown of Tampa brewery..................     --      (160.0)      --
                                             ------------------------------
Operating income.............................  2,083.8   1,632.9    1,853.3
  Interest expense...........................   (232.8)   (225.9)   (219.3)
  Interest capitalized.......................     35.5      24.3       21.8
  Interest income............................      9.4       9.9        2.6
  Other income/(expense), net................     (3.0)     20.5       17.6
                                             ------------------------------
Income before income taxes...................  1,892.9   1,461.7    1,676.0
                                             ------------------------------
Provision for income taxes:
  Current....................................    643.0     523.8      597.5
  Deferred...................................     93.8      51.3       64.0
                                             ------------------------------
                                                 736.8     575.1      661.5
                                             ------------------------------
Income from continuing operations............  1,156.1     886.6    1,014.5
Income/(loss) from discontinued operations...     33.8    (244.3)      17.6
                                             ------------------------------
NET INCOME...................................$ 1,189.9  $  642.3  $ 1,032.1
                                             ==============================
PRIMARY EARNINGS PER SHARE:
  Continuing operations......................$     2.28 $    1.72 $    1.92
  Discontinued operations....................       .07      (.48)      .04
                                             ------------------------------
  Net income.................................$     2.35 $    1.24 $    1.96
                                             ==============================
FULLY DILUTED EARNINGS PER SHARE:
  Continuing operations......................$     2.27 $    1.71 $    1.90
  Discontinued operations....................       .07      (.47)      .04
                                             ------------------------------
  Net income.................................$     2.34  $   1.24 $    1.94
                                             ==============================
---------------------------------------------------------------------------


The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-71 of this report.

--------------------------------------
|Consolidated Statement of           |
|Changes in Shareholders Equity      |
--------------------------------------
Anheuser-Busch Companies, Inc., and Subsidiaries


(In millions, except per share)
--------------------------------------------------------------------------------------------------------------------------
                                                                       ESOP         FOREIGN
                                  CAPITAL IN                    DEBT         CURRENCY
                            COMMONEXCESS OFRETAINEDTREASURYGUARANTEETRANSLATION
                             STOCKPAR VALUEEARNINGSSTOCK          OFFSETADJUSTMENT
                              --------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993    $342.5    $  808.7        $6,023.4         $(2,479.6)      $(406.5)        $(33.0)
Net income...................                              1,032.1
Common dividends paid
  ($0.76 per share)..........                               (398.8)
Shares issued under stock
  plans and conversions
  of convertible debentures..      1.3        48.1
Reduction of ESOP debt
  guarantee..................                                                                 29.1
Treasury stock acquired......                                                 (563.0)
Foreign currency translation
  adjustment.................                                                                                11.2
                              ----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994     343.8       856.8         6,656.7          (3,042.6)       (377.4)         (21.8)
Net income...................                                642.3
Common dividends paid
  ($0.84 per share)..........                               (429.5)
Shares issued under stock
  plans and conversions
  of convertible debentures..      3.5       155.4              .1
Reduction of ESOP debt
  guarantee..................                                                                 30.3
Treasury stock acquired......                                                 (393.4)
Foreign currency translation
  adjustment.................                                                                                 9.7
                              ----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995     347.3     1,012.2         6,869.6          (3,436.0)       (347.1)         (12.1)
Net income...................                              1,189.9
Common dividends paid
  ($0.92 per share)..........                               (458.9)
Shares issued under stock
  plans and conversions
  of convertible debentures..      9.0       266.5             3.9
Two-for-one stock split......    349.5      (349.5)
Reduction of ESOP debt
  guarantee..................                                                                 31.7
Treasury stock acquired......                                                 (770.2)
Foreign currency translation
  adjustment.................                                                                                 3.3
Spin-off of
  The Earthgrains Company....                               (680.0)
                              ----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996.   $705.8     $ 929.2        $6,924.5         $(4,206.2)      $(315.4)       $  (8.8)
                              ==============================================================================================
----------------------------------------------------------------------------------------------------------------------------



The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-71 of this report.

                           -----------------------------------
                           |Consolidated Statement           |
                           |of Cash Flows                    |
                           -----------------------------------
                           Anheuser-Busch Companies, Inc., and Subsidiaries


(In millions)
--------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                               1996         1995        1994
--------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income........................................$1,189.9      $ 642.3     $1,032.1
  Discontinued operations...........................   (33.8)       244.3        (17.6)
                                                    -----------------------------------
  Income from continuing operations................. 1,156.1        886.6      1,014.5
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization.................   593.9        565.6        517.0
      Deferred income taxes.........................    93.8         51.3         68.5
      After-tax gain on sale of St. Louis Cardinals.   (33.4)        --            --
      Shutdown of Tampa brewery.....................    --          112.3          --
       Decrease/(increase) in noncash
        working capital.............................   233.7       (262.0)       (57.0)
      Other, net....................................   (75.2)        72.1        120.0
                                                    -----------------------------------
  Cash provided by continuing operations............ 1,968.9      1,425.9      1,663.0
  Net cash provided by/(provided to)
        discontinued operations.....................    52.0        (11.0)       (93.5)
                                                    -----------------------------------
  Total cash provided by operating activities....... 2,020.9      1,414.9      1,569.5
                                                    -----------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sale of St. Louis Cardinals.........   116.6         --           --
  Capital expenditures..............................(1,084.6)      (952.5)      (662.8)
  New business acquisitions.........................  (135.7)       (82.9)       (28.8)
                                                    -----------------------------------
  Cash used for investing activities................(1,103.7)    (1,035.4)      (691.6)
                                                    -----------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Increase in long-term debt........................   773.6        597.6        182.2
  Decrease in long-term debt........................  (575.1)      (296.4)      (102.5)
  Dividends paid to shareholders....................  (458.9)      (429.5)      (398.8)
  Acquisition of treasury stock.....................  (770.2)      (393.4)      (563.0)
  Shares issued under stock plans...................   113.4         91.8         45.5
                                                     ----------------------------------
  Cash used for financing activities................  (917.2)      (429.9)      (836.6)
                                                     ----------------------------------
Net increase/(decrease) in cash and
  marketable securities during the year.............    --          (50.4)        41.3
Cash and marketable securities, beginning of year...     93.6       144.0        102.7
                                                    -----------------------------------
Cash and marketable securities, end of year.........$    93.6    $   93.6    $   144.0
                                                    ===================================
---------------------------------------------------------------------------------------

The accompanying statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 52-71 of this report.

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES
    This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's financial statements included in this report. These principles and policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and iabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

PRINCIPLES OF CONSOLIDATION

    The Consolidated Financial Statements include the accounts of the company and all its subsidiaries. All significant intercompany transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

     Financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period-end for assets and liabilities, and weighted average exchange rates during the period for the results of operations. Related translation adjustments are reported as a separate component of shareholders equity. (Translation practice differs for foreign operations in hyperinflationary economies. See Note 2 for additional discussion).

    Adjustments related to foreign currency transactions are recognized in income.

CASH AND MARKETABLE SECURITIES

    Cash and marketable securities include cash on hand, demand deposits and short-term investments with original maturities of 90 days or less.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

    The excess of the cost over the net assets of acquired businesses, which is included in Investments and Other Assets on the Consolidated Balance Sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1996 and 1995 was $93.7 million and $79.7 million, respectively.

INVENTORIES AND PRODUCTION COSTS

    Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for a majority of the company's inventories. See Note 7 for additional discussion.

PLANT AND EQUIPMENT

    Plant and equipment is carried at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. Maintenance, repairs and minor renewals are expensed as incurred. When plant and equipment are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is reflected in the income statement.

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

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------

          INCOME TAXES

            The provision for income taxes is based on the income and expense amounts as reported in the Consolidated Statement of Income. The company has elected to utilize certain provisions of federal income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

          DERIVATIVE FINANCIAL INSTRUMENTS

            The company utilizes certain derivative financial instruments, including forward exchange contracts, futures contracts, options and swaps to manage its exposures to foreign currency exchange, commodity price and interest rate risk incurred in the normal course of business. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only actual or anticipated transactions and company policy prohibits the use of derivatives for speculation, including the sale (writing) of freestanding options. The company neither holds nor issues financial instruments for trading purposes.

            Under current uses, all derivative instruments are accounted for on the deferral basis. Changes in fair value over the life of the derivatives are recorded in the same category as the underlying asset or liability. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability, as appropriate depending on the circumstances. Option premiums paid are recorded as assets and amortized over the life of the option. Purchased options, foreign exchange contracts and futures contracts generally have initial terms of less than two years.

            Derivatives are either regulated exchange instruments which are highly liquid or over-the-counter instruments transacted with highly rated financial institutions. No credit loss is anticipated as the counterparties to nonexchange-traded instruments are major financial institutions having long-term debt ratings from Standard and Poor's or Moody's no lower than A+ or A1, respectively. The fair value of derivative financial instruments is monitored based on the estimated amounts the company would receive or have to pay to terminate the contracts.

            See Note 20 for additional discussion.

          RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS, AND INITIAL PLANT COSTS

            Research and development, advertising and promotional costs, and certain initial plant costs are expensed in the year in which these costs are incurred. Advertising expenses were $701.3 million, $683.0 million and $672.6 million in 1996, 1995 and 1994, respectively.

          COMMON STOCK SPLIT

            All share and per share amounts have been adjusted to reflect the two-for-one common stock split distributed on September 12, 1996.

          EARNINGS PER SHARE

            Earnings per share are based on the weighted average
          number of shares of common stock and common stock
          equivalents outstanding during the respective years as shown below (in millions):
          -----------------------------------------------------------------
                                                   1996      1995     1994
                                                 --------------------------
          Primary weighted average shares........  505.8     515.7    528.2
          Fully diluted weighted average shares..  510.6     524.4    538.0
          -----------------------------------------------------------------

            Fully diluted earnings per share of common stock reflect the full conversion of the company's convertible debentures in 1996 and the elimination of related after-tax interest expense. Fully diluted earnings per share for 1995 and 1994 assume the conversion of the convertible debentures and the elimination of the related after-tax interest expense.

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------

IMPAIRMENT OF LONG-LIVED ASSETS, IDENTIFIABLE INTANGIBLE
ASSETS AND GOODWILL

    The company reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. The company performs nondiscounted cash flow analysis to determine if an impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the present value of cash flows using discount rates which reflect the inherent risk of the underlying business. Impairment losses on assets to be disposed (if any) are based on the estimated proceeds to be received less costs of disposal.

SYSTEMS DEVELOPMENT COSTS

    The company defers systems development costs which meet established criteria. Amounts deferred are amortized to expense over a five-year period. Deferred systems development costs were $83.0 million and $43.7 million in 1996 and 1995, respectively.

STOCK-BASED COMPENSATION

    The company accounts for employee stock options in accordance with Accounting Principles Board No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the company applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to market value on the day of grant.

    During 1996, Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock Based Compensation," became effective for the company. FAS 123 prescribes the recognition of compensation expense based on the fair value of options determined on the grant date. However, FAS 123 allows companies currently applying APB 25 to continue using that method. The company has therefore elected to continue applying the intrinsic value method under APB 25. For companies that choose to continue applying the intrinsic value method, FAS 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See
Note 10 for additional discussion.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

    The company has certain investments in debt and equity securities which are classified as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains or losses on these investments were not material for 1996, 1995 or 1994.
--------------------------------------------------------------------
2. EXERCISE OF GRUPO MODELO OPTION

    In June 1993, the company purchased a 10% interest in Grupo Modelo (Modelo), Mexico's largest brewer, and a 10% interest in Diblo, its operating subsidiary, for a combined $477 million.
Modelo holds 76.75% of the stock of Diblo. Accordingly, the initial investment resulted in an effective Anheuser-Busch ownership (direct and indirect) in Diblo of 17.7%. The original purchase agreement gave the company options to increase its direct investment in Modelo to approximately 35%, plus options to increase its direct investment in Diblo to approximately 23%.

    On December 18, 1996, the company announced its intention to exercise its option to purchase the additional 25% stake in Modelo which will result in an effective ownership (direct and indirect) in Diblo of approximately 37%. Due diligence is complete and the companies are currently working to resolve differences of opinion concerning certain purchase price adjustments. When finalized, the company expects its total investment to approximate $1 billion. The company's remaining options on additional Diblo shares expire on December 31, 1997. The company has not made a decision as to if, when, or to what extent, it will exercise the remaining Diblo options.

    The company currently accounts for its investments in Modelo and Diblo on the cost basis. Concurrent with finalization of the additional investment in Modelo, the company will adopt the equity method of accounting for both investments. The difference between income recognized on the cost basis in 1996, 1995 and 1994 and what would have been recognized had the company applied equity accounting in those years is not material.

    The purchase price will be financed through a combination of operating cash flow and debt issuance.

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------


            For foreign operations in countries whose economies are considered highly inflationary (and the U.S. dollar is therefore deemed the functional currency), currency translation practice in accordance with Statement of Financial Accounting Standard No. 52 (FAS 52), "Foreign Currency Translation," requires that property, other long-lived assets, long-term liabilities and related profit and loss accounts be translated at historical rates of exchange. Under FAS 52, net monetary asset and liability related translation adjustments are included in earnings for operations in highly inflationary economies. Effective January 1, 1997, Mexico's economy will be considered highly inflationary for accounting purposes under FAS 52 and, accordingly, all monetary translation gains and losses related to the Modelo and Diblo investments will be recognized in earnings.
          ----------------------------------------------------------------
          3. DIVESTITURE OF FOOD PRODUCTS SEGMENT

            In the fourth quarter 1995, the Board of Directors approved management's plan to divest the company's food products segment, which included The Earthgrains Company (formerly known as Campbell Taggart) and Eagle Snacks, Inc. Earthgrains was divested in a tax-free 100% spin-off to shareholders on March 26, 1996. In the second quarter 1996, the company sold most of its Eagle Snacks production facilities. Accordingly, the company revised its estimated loss provision for the disposition of the food products segment and recorded a $33.8 million after-tax gain ($.07 per share) in the second quarter which is reported as income from discontinued operations. Because the food products segment is discontinued, amounts in the Consolidated Financial Statements and related Notes for all periods shown have been restated to reflect discontinued operations accounting.

            The net assets of the food products segment are reflected as Investment in Discontinued Operations in the Consolidated Balance Sheet at December 31, 1995, and are comprised of the following (in millions):

          ----------------------------------------------------------------
                                                              1995
                                                      --------------------
          Current assets..............................       $292.7
          Plant and equipment, net....................        756.3
          Other assets................................        264.6
          Current liabilities.........................       (253.2)
          Deferred income taxes.......................       (166.6)
          Other noncurrent liabilities................       (129.8)
                                                            --------
          Net assets..................................       $764.0
                                                      ====================
          ----------------------------------------------------------------

            Sales, income/(loss) before income taxes, and related income tax provision/(benefit) of the food products segment (discontinued operations) were as follows:
          -----------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                              -----------------------------
                                               1996      1995       1994
                                              -----------------------------
          Sales.............................. $  --    $1,985.0   $2,028.5
                                              -----------------------------
          Pretax income/(loss)............... $  --    $  (29.2)  $   31.1
          Tax (provision)/benefit............    --        10.4      (13.5)
                                              -----------------------------
          Net income/(loss).................. $  --    $  (18.8)  $   17.6
                                              -----------------------------
          Gain/(Loss) on divestiture:
            Gain/(Loss) on divestiture....... $  53.8  $ (318.0)  $   --
            Direct costs of disposal.........    --        (5.0)      --
            Estimated operating losses during
              phase-out period...............    --       (12.0)      --
                                              ----------------------------
                                                 53.8    (335.0)      --
            Income tax (provision)/benefit...   (20.0)    109.5       --
                                              ----------------------------
            Gain/(Loss) on divestiture of the
              food products segment.......... $  33.8  $  (225.5)  $  --
                                              ----------------------------

          Total income/(loss) from
            discontinued operations.......... $  33.8  $  (244.3)  $  17.6
                                              ============================
          ----------------------------------------------------------------

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------


4. CLOSURE OF THE TAMPA BREWERY
-----------------------------------------------------------------

    During the fourth quarter 1995, the company closed its brewery located in Tampa, Fla., resulting in a nonrecurring, pretax charge of $160 million ($.19 per share). The charge is comprised of the write-down of the carrying value of plant assets of $113.7 million, employee severance costs of $19.4 million and other disposal costs of $26.9 million. The majority of the brewery's plant and equipment was either sold or disposed during 1996.

------------------------------------------------------------------
5. SALE OF THE CARDINALS

     During the first quarter 1996, the company completed the sale of its Major League Baseball team, the St. Louis Cardinals. The sale included Busch Memorial Stadium, nearby parking garages and other properties in downtown St. Louis. The sale price was $150 million and resulted in a pretax gain of $54.7 million ($.06 per share), which is presented as a separate line item in the Consolidated Statement of Income.

-------------------------------------------------------------------
6. ACQUISITIONS AND BUSINESS INVESTMENTS

     In April 1996, the company invested $52.5 million to purchase a 5% equity stake in Antarctica Empreendimentos e Participacoes (ANEP), a subsidiary representing approximately 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The investment agreement also provided the company with options to increase its investment to approximately 30% of ANEP beginning April 22, 1996 and expiring, subject to certain conditions, on April 21, 2002.

     Concurrent with the investment in ANEP, the company entered into a joint venture with Antarctica called Budweiser Brasil Ltda. which is owned 51% by Anheuser-Busch and 49% by Antarctica. Under the joint venture agreement, ANEP will contract brew Budweiser on behalf of the joint venture while the joint venture will concentrate on the sales, marketing and distribution of Budweiser in Brazil.

     As a result of holding certain minority rights and having gained representation on the ANEP Board of Directors in late 1996, the company will change its accounting method for the investment in ANEP from the cost to the equity method effective January 1, 1997. The difference between income recognized on the cost basis in 1996 and what would have been recognized had the company applied equity accounting is not material. The investment in Budweiser Brasil Ltda. is accounted for on a consolidated basis.

     In February 1996, the company entered into an alliance with Companhia Cervecerias Unidas S.A. (CCU) and Buenos Aires Embotelladora S.A. (BAESA). The agreement called for the company to invest cash and donate equipment with a market value of approximately $4 million to CCU-Argentina, a brewing subsidiary of CCU operating in Argentina, in exchange for a 4.4% stake in CCU-Argentina. The investment agreement also provided the company with options to increase its investment to 20% of CCU-Argentina beginning on October 1, 1998 and generally expiring no later than December 31, 2002. The investment in CCU-Argentina is accounted for on a cost basis.

     In February 1995, the company invested $52.8 million for an 80% interest in a joint venture which owns the Wuhan brewery located in the People's Republic of China (China). Under the original investment agreement, certain minority shareholders retained the right to put their investments to Anheuser-Busch in accordance with the terms of the investment agreement. Effective September 1996, certain minority shareholders exercised their put options, resulting in the company investing an additional $3.5 million in exchange for an additional 5.3% interest in the joint venture.

     The joint venture brews and distributes Budweiser and certain local brands primarily in the northern, eastern and central regions of China. An approximate $70-80 million expansion of the Wuhan brewery, which is anticipated to double capacity, is expected to be completed in 1998. The investment is accounted for on a consolidated basis.

     In April 1995, the company entered into a joint venture with Scottish Courage Ltd., with each partner owning 50%. The joint venture consolidated the brewing and packaging of Budweiser in the Stag Brewery at Mortlake in London, England. Scottish Courage owns and leases the Stag Brewery site to the joint venture. The investment is accounted for under the equity method.

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------


            In the fourth quarter 1994, the company purchased a 25% equity interest in Redhook Ale Brewery, Inc. (Redhook) of Seattle, Wash., for $18 million. In conjunction with Redhook's initial public offering of shares in August 1995, the company invested an additional $12 million to maintain its 25% equity position. Under a distribution alliance agreement, Redhook products are distributed exclusively through Anheuser-Busch wholesalers in substantially all major U.S. markets. The company accounts for the investment under the equity method.

          ----------------------------------------------------------------
          7. INVENTORY VALUATION

            Approximately 76% of total inventories at both December 31, 1996 and 1995, are stated on the last-in, first-out (LIFO) inventory valuation method. Had the average-cost method (which approximates replacement cost) been used with respect to such inventories at December 31, 1996 and 1995, total inventories would have been $124.3 million and $101.5 million higher, respectively.

          ----------------------------------------------------------------
          8. CREDIT AGREEMENT

            The company's revolving credit agreements totaling $800 million were terminated in December 1994. These agreements were replaced by a single committed revolving credit agreement, totaling $1 billion, which expires in August 2001. The agreement provides that under certain circumstances the company may select among various loan arrangements with differing maturities and among a variety of interest rates, including a negotiated rate. At December 31, 1996 and 1995, the company had no outstanding borrowings under the agreement. Fees under the agreements were $.7 million, $.8 million and $.8 million in 1996, 1995 and 1994, respectively.

          ----------------------------------------------------------------
          9. LONG-TERM DEBT

            Long-term debt at December 31 consisted of the following (in millions):
          -----------------------------------------------------------------
                                                          1996       1995
                                                      ---------------------
          Commercial paper (weighted average interest
            rates of 5.3% in 1996 and 5.9% in 1995)...  $  155.5   $  572.5
          Medium-term Notes Due 1997 to 2001 (interest
            rates from 5.5% to 8.0%)..................      95.0      108.0
          8% Convertible Debentures Due 1996..........      --        166.0
          8.75% Notes Due 1999........................     250.0      250.0
          5.1% Dual-currency Notes Due 1999...........     262.4       --
          6.9% Notes Due 2002.........................     200.0      200.0
          6.75% Notes Due 2003........................     200.0       --
          6.75% Notes Due 2005........................     200.0      200.0
          7% Notes Due 2005...........................     100.0      100.0
          6.75% Notes Due 2006........................     250.0       --
          9% Debentures Due 2009......................     350.0      350.0
          7.25% Debentures Due 2015...................     150.0      150.0
          7.375% Debentures Due 2023..................     200.0      200.0
          7% Debentures Due 2025......................     200.0      200.0
          Sinking Fund Debentures.....................     151.3      261.9
          Industrial Revenue Bonds....................     157.4      136.7
          ESOP Debt Guarantee.........................     315.4      347.1
          Other Long-term Debt........................      33.9       27.9
                                                      ---------------------
                                                          $3,270.9 $3,270.1
                                                      =====================
          -----------------------------------------------------------------

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------


     The company's sinking fund debentures at December 31 are as follows (in millions):
--------------------------------------------------------------------
                                                    1996      1995
                                                 -------------------
8.625% Debentures maturing 1997 to 2016..........  $105.8    $150.0
8.5% Debentures maturing 1998 to 2017............    45.5     150.0
10% Debentures maturing 1999 to 2018.............    --        68.0
Less: Debentures held in treasury................    --      (106.1)
                                                 -------------------
                                                   $151.3    $261.9
                                                 ===================
--------------------------------------------------------------------
      The company's dual currency notes at December 31 are as
follows:
--------------------------------------------------------------------
                                                       1996    1995
--------------------------------------------------------------------
5.1% Japanese Yen/Australian Dollar Notes Due 1999...  $255.3  $  --
  Effect of U.S. Dollar/Australian Dollar exchange
    agreement .......................................     7.1     --
                                                     ----------------
                                                       $262.4   $ --
                                                     ================
---------------------------------------------------------------------

     The company utilizes SEC shelf registration statements to provide financing flexibility. In 1996, the company registered $700 million of debt securities for future issuance and, at December 31, 1996, total debt of $550 million was available for issuance.

     In 1996, the company cancelled all sinking fund debentures it held in treasury. Gains/losses on debt redemptions (either individually or in the aggregate) were not material to the company's Consolidated Financial Statements for any year presented.

     At December 31, 1996 and 1995, there were $155.5 million and $572.5 million, respectively, of outstanding commercial paper borrowings classified as long-term debt. The commercial paper is intended to be maintained on a long-term basis with ongoing credit support provided by the company's revolving credit agreement. The company may also choose to refinance some or all of its commercial paper debt with long-term notes or debentures.

     In December 1996, the company issued $262.4 million (30 billion yen) of 5.1% Japanese yen/Australian dollar notes. Simultaneous with issuance, the company entered into a $262.4 million notional value interest rate swap and currency exchange agreement. Under the agreement, the counterparty will fund the semi-annual fixed-rate yen-denominated coupon payments and Anheuser-Busch will make quarterly LIBOR-based U.S. dollar-denominated floating-rate payments to the counterparty. The agreement also requires Anheuser-Busch to pay the counterparty $262.4 million at maturity in exchange for the counterparty funding the Australian dollar redemption liability.

     Due to the terms of the agreement, the U.S. dollar floating-rate interest payments and the $262.4 million redemption obligation are the only obligations the company has relating to the dual-currency notes. All currency exchange risk among the U.S. dollar, the Australian dollar and the Japanese yen is borne by the counterparty. Only in the event of counterparty default would Anheuser-Busch be exposed to any interest rate or currency exchange risk. The company considers the risk of counterparty failure to be remote.

     During 1992, the company entered into an interest rate swap agreement on a notional amount of $200 million. The company is obligated to pay a fixed rate of 6.54% per year for the four-year period ending December 31, 1997. In return, the company receives floating rate interest payments based on commercial paper rates. The swap agreement does not have a material impact on the company's weighted-average interest rate.

     In 1989, the company issued $241.7 million of 8% convertible debentures to certain Qualified Holders, primarily independently owned beer wholesalers and related parties. At issue, the debentures were convertible into 5% convertible preferred stock, par value $1.00, at a conversion price of $47.60 per share, with each share of preferred stock convertible into one share of the company's common stock. Due to the spin-off of The Earthgrains Company and the two-for-one stock split, the effective conversion price was adjusted to $23.39 in 1996. The debentures matured October 1, 1996 with optional redemption at the holder's discretion available since 1992. In 1996, the company completed the conversion of all outstanding convertible debentures. In 1996 and 1995, the company issued 7.5 and 2.8 million common shares, respectively, in conjunction with conversions. No preferred shares are outstanding as a result of any conversions.

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------

            The fair value of long-term debt, based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $3.4 billion and $3.6 billion, respectively, at December 31, 1996 and 1995.

            The aggregate maturities on all long-term debt are $41 million, $40 million, $555 million, $55 million and $23 million, respectively, for each of the years ending December 31, 1997 through 2001. These aggregate maturities do not include the future maturities of the ESOP debt guarantee or commercial paper.

          ----------------------------------------------------------------
          10. STOCK OPTION PLANS

            Under terms of the company's incentive stock option plans, officers and key employees may be granted options to purchase the company's common stock at no less than 100% of the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 1996, 1995 and 1994, a total of 31.0 million, 36.1 million and
          41.1 million shares, respectively, were reserved for future issuance under the plans. Certain of the plans also provide for the granting of stock appreciation rights (SARs) in tandem with stock options. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. There were no SARs outstanding under the plans at December 31, 1996.

            The company applies APB 25 in accounting for its stock option plans. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized for stock options issued. Had compensation cost for the company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by FAS 123, the company's income from continuing operations and earnings per share for the year ended December 31, 1996 would have been impacted as indicated in the following table (in millions, except per share). The pro forma results shown below reflect only the impact of options granted in 1995 and 1996. Because options are granted at the end of the year, there is no pro forma impact for 1995. Also, since option vesting occurs over three years, the pro forma impact shown for 1996 is not representative of what the impact will be in future years. The pro forma impact is expected to increase for the next two years and then remain relatively constant thereafter, absent significant changes to valuation assumptions or option grant patterns.
          ----------------------------------------------------------------
                                                                1996
                                                           ---------------
          Reported income from continuing operations.......   $1,156.1
          Pro forma income from continuing operations......   $1,149.0
          Reported fully diluted earnings per share from
              continuing operations........................       $2.27
          Pro forma fully diluted earnings per share from
              continuing operations........................       $2.26
          ----------------------------------------------------------------
            The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
          -----------------------------------------------------------------
                                                               1996   1995
                                                             --------------
          Expected life of option............................ 5 yrs. 5 yrs.
          Risk-free interest rate............................  6.2%    5.5%
          Expected volatility of Anheuser-Busch stock........  15%     15%
          Expected dividend yield on Anheuser-Busch stock....  2.3%    2.5%
          -----------------------------------------------------------------
            The weighted average fair value of options granted during 1996 and 1995 is as follows:
          -----------------------------------------------------------------
                                                                 1996  1995
                                                               ------------
          Fair value of each option granted....................$ 8.30 $5.98
          Total number of options granted (in millions)........  4.1    5.8
                                                               ------------
          Total fair value of all options granted (in millions)$34.0  $34.7
                                                               ============
          -----------------------------------------------------------------

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------


     In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the company's incentive stock options do not trade on a secondary exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price would benefit all stockholders commensurately.

     Presented below is a summary of stock option plans activity for the years shown:

---------------------------------------------------------------------------------------------
                                          Wtd. Avg.                              Wtd. Avg.
                            Options    Exercise Price    Options Exercisable   Exercise Price
                            -------    --------------    -------------------   --------------
Balance, December 31, 1993  23,095,868     $21.34
  Granted                    4,759,556      24.90
  Exercised                 (2,520,224)     16.89
  Cancelled                   (464,020)     26.62
                            -----------
Balance, December 31,1994   24,871,180     $22.37           16,273,595            $20.90
  Granted                    5,779,850      32.33
  Exercised                 (5,051,464)     18.59
  Cancelled                   (306,688)     25.79

                            -----------
Balance, December 31, 1995  25,292,878     $25.36           15,259,418            $22.93
  Granted                    4,149,588      40.59
  Exercised                 (4,945,152)     22.37
  Cancelled                   (175,973)     28.22
                            -----------
Balance, December 31, 1996   24,321,341    $28.55           15,234,258            $24.67
                            =================================================================
---------------------------------------------------------------------------------------------


     The following table summarizes information for options currently outstanding and exercisable at December 31, 1996:

----------------------------------------------------------------------------------------
                        Options Outstanding                       Options Exercisable
              ---------------------------------------------    -------------------------
    Range of                 Wtd. Avg.         Wtd. Avg.                   Wtd. Avg.
    Prices    Number      Remaining Life     Exercise Price    Number    Exercise Price
    ------    ------      --------------     --------------    ------    --------------
    $15-26    11,070,753      6 yrs           $22.10         9,798,046        $21.74
     27-37     9,164,286      8 yrs            30.93         5,436,212         29.95
     38-43     4,086,302     10 yrs            40.69            --             --
              ----------                                    ----------
    $15-43    24,321,341      7 yrs           $28.55        15,234,258        $24.67
========================================================================================
----------------------------------------------------------------------------------------


     Option quantities and prices in the preceding tables have
been adjusted for the effect of the spin-off of Earthgrains
effective March 26, 1996 and the two-for-one stock split
distributed September 12, 1996, for all years shown.
                                   60

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------


            The plans provide for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the company (Acceleration Events). Certain of the plans also provide that optionees may be granted Limited Stock Appreciation Rights (LSARs). LSARs become exercisable, in lieu of the option or SAR, upon the occurrence, six months following the date of grant, of an Acceleration Event. These LSARs entitle the holder to a cash payment per share equivalent to the excess of the share value (under terms of the LSAR) over the grant price. As of December 31, 1996 and 1995, there were 1.0 million and 1.7 million, respectively, of LSARs outstanding.

          ----------------------------------------------------------------
          11. EMPLOYEE STOCK OWNERSHIP PLAN

            In 1989, the company added an Employee Stock Ownership Plan
          (ESOP) to its existing Deferred Income Stock Purchase and Savings Plans. Substantially all regular salaried and hourly employees are eligible for participation in the ESOP. The ESOP borrowed $500 million for a term of 15 years at an interest rate of 8.3% and used the proceeds to buy approximately 22.7 million shares of common stock from the company. The ESOP debt is guaranteed by the company, and ESOP shares are being allocated to participants over 15 years as contributions are made to the plans.

            ESOP cash contributions and ESOP expense accrued during the calendar year are determined by several factors, including the market price and number of shares allocated to participants, ESOP debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOP, total expense recognized will equal the total cash contributions made by the company.

            ESOP cash contributions are made in March and September, based on the plan year which ends March 31. A summary of ESOP cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):
          -----------------------------------------------------------------
                                           1996      1995      1994
                                      -------------------------------------
          Cash contributions..........     $21.8     $45.8     $41.8
                                      =====================================
          Dividends...................     $10.4     $10.8     $10.9
                                      =====================================
          -----------------------------------------------------------------

            Total ESOP expense is allocated to operating expense and interest expense based upon the ratio of principal and interest payments on the debt. Total ESOP expense for the three years ended December 31 is presented below (in millions):
          -----------------------------------------------------------------
                                            1996     1995      1994
                                       ------------------------------------
          Operating expense............     $14.3    $19.6     $23.3
          Interest expense.............      11.6     18.0      24.0
                                       ------------------------------------
          Total expense................     $25.9    $37.6     $47.3
                                       ====================================
          -----------------------------------------------------------------

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------

12. RETIREMENT BENEFITS

PENSION PLANS

     The company has pension plans covering substantially
all of its regular employees. Total pension expense for the
three years ended December 31 is presented below (in millions):
------------------------------------------------------------------------
                                                1996     1995     1994
                                          ------------------------------
Single-employer defined benefit plans.....      $18.6    $29.6    $27.1
Multi-employer plans......................       20.2     26.1     25.5
Defined contribution plans................       18.3     15.0     15.1
                                          ------------------------------
                                                $57.1    $70.7    $67.7
                                          ==============================
------------------------------------------------------------------------
     Net pension expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):
--------------------------------------------------------------------------
                                                     1996    1995    1994
                                                  ------------------------
Service cost (benefits earned during the year)....   $49.3   $41.0   $42.3
Interest cost on projected benefit obligation.....    76.3    64.4    60.2
Assumed return on assets..........................  (107.9)  (80.6)  (68.9)
Amortization of prior service cost, actuarial
  gains/losses and the excess of market value of
  plan assets over projected benefit obligation
  at January 1, 1986..............................      .9     4.8    (6.5)
                                                  -------------------------
 Net pension expense..............................   $18.6   $29.6   $27.1
                                                  =========================
---------------------------------------------------------------------------
     The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans were as follows for the years ended December 31:
---------------------------------------------------------------------------
                                                   1996     1995     1994
                                                 --------------------------
Discount rate....................................   7.5%     8.0%     7.5%
Long-term rate of return on plan assets..........  10.0%    10.0%    10.0%
Weighted-average rate of compensation increase...   5.5%     5.5%     5.5%
---------------------------------------------------------------------------
     The actual dollar return on pension assets was $142.3 million, $140.9 million and $12.5 million in 1996, 1995 and 1994, respectively.

     The following tables set forth the funded status of all company single-employer defined benefit plans at December 31 (in millions):
---------------------------------------------------------------------------
                                                           1996     1995
                                                       --------------------
Plan assets at fair market value primarily corporate
  equity securities and publicly traded bonds..........  $1,237.4   $935.8
                                                       --------------------
Accumulated benefit obligation:
  Vested benefits......................................    (846.7)  (724.5)
  Nonvested benefits...................................     (84.1)   (61.7)
                                                        -------------------
Accumulated benefit obligation.........................    (930.8)  (786.2)
Effect of projected compensation increases.............    (180.5)  (138.6)
                                                        -------------------
Projected benefit obligation...........................  (1,111.3)  (924.8)
                                                        -------------------
Plan assets in excess of projected benefit obligation..  $  126.1   $ 11.0
                                                        ===================

---------------------------------------------------------------------------

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------

            Plan assets in excess of projected benefit obligation consist of the following at December 31:
          -----------------------------------------------------------------
                                                             1996    1995
                                                           ----------------
          Unamortized excess of market value of plan assets
            over projected benefit obligation at January 1,
            1986 being amortized over 15 years............  $ 40.5   $33.6
          Unrecognized net actuarial (losses).............    (7.8)  (21.9)
          Prior service costs.............................   (73.9)  (81.4)
          Prepaid pension.................................   167.3    80.7
                                                            ---------------
                                                            $126.1   $11.0
                                                            ===============
          -----------------------------------------------------------------
            The assumptions used in determining the funded status of the plans as of December 31 were as follows:
          -----------------------------------------------------------------
                                                            1996     1995
                                                          -----------------
          Discount rate...................................  7.75%    7.5%
          Weighted-average rate of compensation increase..  5.5%     5.5%
          -----------------------------------------------------------------

            Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours worked.

          POSTRETIREMENT BENEFITS

            The company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service, or after reaching age
          65. Bargaining unit employees generally become eligible for retiree health care benefits after reaching age 55 with from 10 to 15 years of service, or after reaching age 65.

            The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all single-employer defined benefit plans at December 31 (in millions):
          -----------------------------------------------------------------
                                                               1996   1995
                                                              -------------
          Retirees............................................$125.4 $141.1
          Fully eligible active plan participants.............  77.0  135.1
          Other active plan participants......................  94.2   74.0

                                                              -------------
          Accumulated postretirement benefit obligation (APBO) 296.6  350.2
          Unrecognized prior service benefits................. 111.2  125.5
          Unrecognized net actuarial gains.................... 128.8   51.8
                                                              -------------
          Total postretirement benefit liability..............$536.6 $527.5
                                                              =============
          -----------------------------------------------------------------

            As of December 31, 1996 and 1995, $12.0 million and $15.4 million of this obligation were classified as current liabilities and $524.6 million and $512.1 million were classified as long-term liabilities, respectively.

            Net periodic postretirement benefits expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):

                ------------------------------------------------------------------------------------------
                                                                                    1996     1995     1994
                                                                                  ------------------------
                Service cost (benefits attributed to service during the year)..... $17.1    $20.8    $16.4
                Interest cost on accumulated postretirement benefit obligation....  22.9     23.9     25.8
                Amortization of prior service (benefit)........................... (11.7)   (11.8)   (11.5)
                Amortization of actuarial (gain)/loss.............................  (7.4)     --        .3
                                                                                  -------------------------
                Net periodic postretirement benefits expense...................... $20.9    $32.9    $31.0
                                                                                  =========================
                -------------------------------------------------------------------------------------------


-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------

     In measuring the APBO, annual trend rates for health care costs of 9.0%, 12.5% and 12.5% were assumed for 1996, 1995 and 1994, respectively. These rates were assumed to decline ratably over the subsequent 9-12 years to 6.5% and remain at that level thereafter. The weighted average discount rate used in determining the APBO was 8.25% and 8.0%, respectively, at December 31, 1996 and 1995.

     If the assumed health care cost trend rate changed by 1%, the APBO as of December 31, 1996 would change by 15.3%. The effect of a 1% change in the cost trend rate on the service and interest cost components of net periodic postretirement benefits expense would be a change of 19.4%.

------------------------------------------------------------------
13. INCOME TAXES

     The provision for income taxes consists of the following for the three years ended December 31 (in millions):
------------------------------------------------------------------
                                        1996       1995      1994
                                    ------------------------------
Current tax provision:
  Federal...........................   $490.9     $435.4    $480.2
  State and foreign.................    106.8      106.4     108.4
                                    ------------------------------
                                        597.7      541.8     588.6
                                    ------------------------------
Deferred tax provision:
  Federal...........................    139.2      (76.6)     74.1
  State and foreign.................     19.9      (10.0)     12.3
                                    ------------------------------
                                        159.1      (86.6)     86.4
                                    ------------------------------
Total tax provision.................   $756.8     $455.2    $675.0
                                    ==============================
------------------------------------------------------------------

     The provision for income taxes included in the Consolidated Statement of Income is as follows (in millions):
------------------------------------------------------------------
                                        1996       1995      1994
                                     -----------------------------
Continuing operations................  $736.8     $575.1    $661.5
Discontinued operations..............    20.0     (119.9)     13.5
                                     -----------------------------
Total tax provision..................  $756.8     $455.2    $675.0
                                     =============================
------------------------------------------------------------------

     The deferred tax provision results from differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences for continuing operations are related to fixed assets (tax effect of $56.9 million in 1996, $45.4 million in 1995 and $63.3 million in 1994) and the Tampa brewery closure benefit ($52.2 million) in 1995.

     At December 31, 1996 the company had deferred tax liabilities of $1,741.0 million and deferred tax assets of $532.9 million. The temporary differences included in deferred tax liabilities are primarily related to fixed assets ($1,481.8 million). The temporary differences included in deferred tax assets are related to accrued postretirement benefits ($203.4 million), closure of the Tampa brewery ($54.4 million) and other accruals and temporary differences ($275.1 million) which are not deductible for tax purposes until paid or utilized.

     The company's effective tax rate for continuing operations was 38.9% in 1996, 39.3% in 1995 and 39.5% in 1994. A reconciliation between the statutory tax rate and the effective tax rate for continuing operations is presented below:
----------------------------------------------------------------------
                                                   1996   1995   1994
                                                ----------------------
Federal statutory tax rate......................   35.0%  35.0%  35.0%
State income taxes, net of federal benefit......    3.6    4.0    4.0
Other...........................................     .3     .3     .5
                                                ----------------------
Effective tax rate..............................   38.9%  39.3%  39.5%
                                                ======================
----------------------------------------------------------------------

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------

          -----------------------------------------------------------------
          14. CASH FLOWS

            For purposes of the Statement of Cash Flows, all short-term investments, generally with original maturities of 90 days or less, are considered cash equivalents. The effect of currency exchange rate fluctuations was not material for 1996, 1995 and 1994. Accounts payable include $92.8 million and $86.9 million, respectively, of outstanding checks at December 31, 1996 and 1995.

            Supplemental information with respect to the Statement of Cash Flows for the three years ended December 31 is presented below (in millions):

                 -------------------------------------------------------------------------------
                 CASH PAID DURING THE YEAR:                            1996     1995     1994
                                                                 -------------------------------
                 Interest, net of interest capitalized...........    $ 208.0  $ 198.0   $ 200.8
                 Income taxes....................................      533.6    546.6     575.8
                 Excise taxes....................................    1,720.1  1,680.6   1,692.0

                 NONCASH FINANCING ACTIVITIES:
                 Conversions of 8% convertible debentures........    $ 166.0  $  67.2   $   3.9

                 CHANGES IN NONCASH WORKING CAPITAL:
                 Decrease/(increase) in noncash current assets:
                   Accounts receivable...........................    $ (88.4) $  54.2   $ (47.2)
                   Inventories...................................       51.6    (51.9)      5.0
                   Other current assets..........................       81.6    (17.2)      1.7
                 Increase/(decrease) in current liabilities:
                   Accounts payable..............................       44.0    (73.8)     54.2
                   Accrued salaries, wages and benefits..........      (19.4)     8.1      44.3
                   Accrued taxes.................................      146.7    (10.3)    (14.6)
                   Restructuring accrual.........................       --      (50.2)    (87.3)
                   Other current liabilities.....................       17.6   (120.9)    (13.1)
                                                                 -------------------------------
                 Decrease/(increase) in noncash working capital..    $ 233.7  $(262.0)  $ (57.0)
                                                                  ==============================
                 -------------------------------------------------------------------------------

          -----------------------------------------------------------------
          15. PREFERRED AND COMMON STOCK

          STOCK ACTIVITY

            Activity for the company's common stock for the three years ended December 31 is summarized below:
          -----------------------------------------------------------------
                                               COMMON STOCK   COMMON STOCK
                                                   ISSUED      IN TREASURY
                                               ----------------------------
          BALANCE, DECEMBER 31, 1993........... 685,164,878   (151,091,528)
          Shares issued under stock plans......   2,266,326        --
          Conversion of convertible debentures.     163,854        --
          Net treasury stock acquired..........      --        (21,922,816)
                                               ----------------------------
          BALANCE, DECEMBER 31, 1994........... 687,595,058   (173,014,344)
          Shares issued under stock plans......   4,123,070        --
          Conversion of convertible debentures.   2,812,120        --
          Net treasury stock acquired..........      --        (13,562,980)

                                               ----------------------------
          BALANCE, DECEMBER 31, 1995........... 694,530,248   (186,577,324)
          Shares issued under stock plans......   3,726,242        --
          Conversion of convertible debentures.   7,535,902        --
          Net treasury stock acquired..........      --        (21,857,871)
                                               ----------------------------
          BALANCE, DECEMBER 31, 1996........... 705,792,392   (208,435,195)
                                               ============================
          -----------------------------------------------------------------
            At December 31, 1996 and 1995, 40,000,000 shares of $1.00 par value preferred stock were authorized and unissued.

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------



STOCK REPURCHASE PROGRAMS

     The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution was approved by the Board in July 1996 and authorized the repurchase of 50 million shares. The company has acquired 22.2 million, 13.6 million and 21.9 million shares of common stock in 1996, 1995 and 1994 for $770.2 million, $393.4 million and $563.0 million, respectively. At December 31, 1996, approximately 2.6 million shares were available for repurchase under the 1994 authorization and 50 million shares remained available under the July 1996 authorization.

STOCKHOLDER RIGHTS PLAN

     The Board of Directors adopted a Stockholder Rights Plan in 1985 (extended in 1994) which in certain circumstances would permit shareholders to purchase common stock at prices which would be substantially below market value.

----------------------------------------------------------------
16. COMMITMENTS AND CONTINGENCIES

     In connection with plant expansion and improvement programs, the company had commitments for capital expenditures of approximately $388.7 million at December 31, 1996. Obligations under capital and operating leases are not material.

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

-------------------------------------------------------------------
17. BUSINESS SEGMENTS

     The company's principal business segments are beer/beer-related and entertainment. The beer/beer-related segment produces and sells the company's beer products. Included in this segment are the company's raw material acquisition, malting, can manufacturing, recycling, communications and transportation operations.

     The entertainment segment consists of the company's Sea
World, Busch Gardens and other theme parks and real estate development operations.

     Sales between segments, export sales and non-U.S. sales are not material. The company's equity in earnings of affiliated companies is included in other income and expense. No single customer accounted for more than 10% of sales.

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------



            Summarized below is the company's business segment information for 1996, 1995 and 1994 (in millions). Intersegment sales have been eliminated from each segment's reported net sales.

                -----------------------------------------------------------------------------------
                                               NET SALES (1)         |  OPERATING INCOME (2) (3) (4)
                                        1996        1995       1994  |    1996      1995      1994
                                     --------------------------------|------------------------------
                 Beer/beer-related..  $10,143.9  $ 9,585.9  $ 9,283.8|  $1,934.2  $1,557.7  $1,784.5
                 Entertainment......      739.8      754.6      741.5|     149.6      75.2      68.8
                                    ---------------------------------|------------------------------
                 Consolidated.......  $10,883.7  $10,340.5  $10,025.3|  $2,083.8  $1,632.9  $1,853.3
                                    =================================|==============================
                 -----------------------------------------------------------------------------------

          (1) Net sales for 1995 include the adverse impact of the beer wholesaler inventory reduction.
          (2) Operating income excludes other expense, net, which is not allocated among segments. For 1996, 1995 and 1994, other expense, net of $190.9 million, $171.2 million and $177.3 million, includes net interest expense, other income and expense, and equity in earnings of affiliated companies.
          (3) Operating income for 1996 includes the $54.7 million pretax gain on the sale of the Cardinals.
          (4) Operating income for 1995 includes the impact of the one-time, pretax charge of $160.0 million for the closure of the Tampa brewery, and the adverse impact of the beer wholesaler inventory reduction.

                                                                           DEPRECIATION AND
                                         IDENTIFIABLE ASSETS (5)          AMORTIZATION EXPENSE
                                    -------------------------------------------------------------
                                       1996        1995        1994   | 1996     1995      1994
                                    -------------------------------------------------------------
          Beer/beer-related........ $ 8,458.6   $ 7,915.4   $ 7,719.0 | $493.9   $469.2    $427.5
          Entertainment............   1,484.3     1,463.1     1,426.7 |   78.5     77.6      72.5
          Corporate................     520.7       448.4       404.4 |   21.5     18.8      17.0
          Discontinued operations..     --          764.0       997.3 |   --       --        --
                                    ----------------------------------|--------------------------
          Consolidated............. $10,463.6   $10,590.9   $10,547.4 | $593.9   $565.6    $517.0
                                    =============================================================

          (5) Corporate assets principally include cash, marketable securities and certain fixed assets.
          -----------------------------------------------------------------
                                              CAPITAL EXPENDITURES
                                      -------------------------------------
                                            1996       1995      1994
                                      -------------------------------------
          Beer/beer-related...........   $   902.5     $808.8    $539.3
          Entertainment...............       151.6      101.9      96.2
          Corporate...................        30.5       41.8      27.3
                                      -------------------------------------
          Consolidated................    $1,084.6     $952.5    $662.8
                                      =====================================
          -----------------------------------------------------------------

------------------------------------------------
|NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    |
------------------------------------------------


---------------------------------------------------------------------
18. SUPPLEMENTAL INFORMATION

     The components of plant and equipment, net, are summarized below (in millions):
---------------------------------------------------------------------
                                              1996           1995
                                          ---------------------------
  Land.................................... $   237.9     $    248.4
  Buildings...............................   3,172.2        3,081.7
  Machinery and equipment.................   8,148.8        7,333.3
  Construction in progress................     655.8          656.3
                                          ---------------------------
                                            12,214.7       11,319.7
  Accumulated depreciation................  (5,006.5)      (4,556.7)
                                          ---------------------------
                                           $ 7,208.2     $  6,763.0
                                          ===========================
---------------------------------------------------------------------
     The components of investments and other assets are summarized below (in millions):
-------------------------------------------------------------------------
                                                         1996       1995

                                                       -------------------
Investments in and advances to affiliated companies... $  741.2   $  671.6
Investment properties.................................    129.3      125.2
Deferred charges......................................    483.3      312.7
Goodwill..............................................    435.8      443.8
                                                       -------------------
                                                       $1,789.6   $1,553.3
                                                       ===================
--------------------------------------------------------------------------
     Summarized below is selected financial information for Anheuser-Busch, Inc. (a wholly owned subsidiary of Anheuser-Busch Companies, Inc.) for the years ended December 31 (in millions):
---------------------------------------------------------------------------
                                            1996 (3)  1995 (3)  1994 (3)
                                           --------------------------------
Income Statement Information:
  Net sales................................$ 8,100.3 $ 7,594.9  $7,797.3
  Gross profit.............................  3,172.4   2,889.6   2,937.7
  Income from continuing operations (1) (2)    907.1     713.7     854.1
Balance Sheet Information:
  Current assets...........................$   526.9  $  550.1
  Noncurrent assets........................ 13,772.8  13,004.6
  Current liabilities......................    671.0     670.4
  Noncurrent liabilities (1)...............  3,569.7   3,725.2
---------------------------------------------------------------------------
(1) Anheuser-Busch, Inc. is co-obligor for substantially all outstanding Anheuser-Busch Companies, Inc. indebtedness. Accordingly, all such guaranteed debt is included as an element of noncurrent liabilities, with interest thereon included in the determination of income from continuing operations.
(2) Income from continuing operations for 1995 reflects the after-tax charge of $99.2 million relating to the closure of the Tampa brewery, and the after-tax impact of the beer wholesaler inventory reduction.
(3) Net sales for 1994 include export sales. In 1995, the company changed its sales reporting to exclude export sales from Anheuser-Busch, Inc. results.

                          -------------------------------------------------
                          |NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     |
                          -------------------------------------------------


          -----------------------------------------------------------------
          19. QUARTERLY FINANCIAL DATA (UNAUDITED)

         -------------------------------------------------------------------------------------------------
         YEAR ENDED DECEMBER 31, 1996     1ST QUARTER  2ND QUARTER   3RD QUARTER  4TH QUARTER|   ANNUAL
         ------------------------------------------------------------------------------------|------------
         Net Sales.......................   $2,371.8    $2,961.1      $3,063.5     $2,487.3  |   $10,883.7
         Gross Profit....................      833.7     1,114.8       1,177.8        792.8  |    3,919.1
         Income from                                                                         |
           continuing operations.........      275.5       353.4         377.2        150.0  |    1,156.1
         Income from operations of                                                           |
           discontinued segment..........      --           33.8         --           --     |       33.8
         ------------------------------------------------------------------------------------|------------
         Net Income......................   $  275.5    $  387.2      $  377.2     $  150.0  |  $ 1,189.9
         ------------------------------------------------------------------------------------|------------
         Fully diluted earnings per share:                                                   |
           Income from                                                                       |
             continuing operations.......   $     .53   $     .70     $     .74    $     .30 |  $     2.27
           Income from operations                                                            |
             of discontinued segment.....       --            .07          --          --    |         .07
         ------------------------------------------------------------------------------------|------------
         Net Income......................   $     .53   $     .77     $     .74    $     .30 |  $     2.34
         -------------------------------------------------------------------------------------------------

            First quarter 1996 income from continuing operations includes the nonrecurring after-tax gain of $33.4 million related to the sale of the St. Louis Cardinals.

         ------------------------------------------------------------------------------------------------
         YEAR ENDED DECEMBER 31, 1995     1ST QUARTER  2ND QUARTER   3RD QUARTER  4TH QUARTER    ANNUAL
         ------------------------------------------------------------------------------------------------
         Net Sales......................... $2,318.2    $2,823.2      $2,966.5     $2,232.6   | $10,340.5
         Gross Profit......................    776.8     1,027.8       1,088.0        656.9   |   3,549.5
         Income/(Loss) from                                                                   |
             continuing operations.........    221.7       329.9         343.9         (8.9)  |     886.6
         (Loss) from operations of                                                            |
             discontinued segment..........     (5.6)       (0.8)         (4.2)        (8.2)  |     (18.8)
         (Loss) on disposal of                                                                |
             discontinued segment..........     --           --            --        (225.5)  |    (225.5)
          ------------------------------------------------------------------------------------|-----------
          Net Income/(Loss)                 $  216.1    $  329.1      $  339.7     $ (242.6)  | $   642.3
          ------------------------------------------------------------------------------------|-----------
          Fully diluted earnings per share:                                                   |
            Income/(Loss) from                                                                |
             continuing operations......... $     .43   $     .63     $     .66    $    (.01) | $     1.71
            (Loss) from operations                                                            |
              of discontinued segment......      (.01)       --            (.01)        (.02) |       (.03)
            (Loss) on disposal of                                                             |
              discontinued segment.........      --          --            --           (.44) |       (.44)
           -----------------------------------------------------------------------------------|------------
           Net Income/(Loss)............... $     .42   $     .63     $     .65    $    (.47) | $     1.24
           ------------------------------------------------------------------------------------------------

            Fourth quarter 1995 income from continuing operations includes the nonrecurring after-tax charge of $99.2 million ($.19 per share) related to the closure of the Tampa brewery, and the after-tax impact of the beer wholesaler inventory reduction.

-----------------------------------------------
| Notes to Consolidated Financial Statements  |
-----------------------------------------------



----------------------------------------------------------------
20. RISK MANAGEMENT

     In the ordinary course of business, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to the sale of product to foreign customers, purchases from foreign suppliers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates.

     The company attempts to mitigate these exposures with derivative financial instruments, primarily through purchased options and forward contracts for foreign exchange risk; swaps for interest rate risk; and futures, swaps and purchased options for commodity price risk. Specific hedging strategies depend on several factors, including the magnitude of the exposure, natural offset through contract terms, cost and availability of appropriate instruments, the anticipated time horizon and the nature of the item being hedged. The company's overall risk management objective is to obtain the most favorable transaction costs possible while minimizing Anheuser-Busch's exposure to market volatility. To achieve this goal the company is willing to forego certain opportunities to participate in favorable market movements.

     The following table summarizes the notional value for
outstanding derivatives, by risk category and instrument type, at December 31 (in millions):
------------------------------------------------------------------------
                                                      NOTIONAL VALUE
                                                   ---------------------
                                                      1996       1995
                                                   ---------------------
Foreign Currency:
  Forwards.........................................  $  35.3    $108.5
  Options..........................................    209.2     208.1
                                                   ---------------------
                                                       244.5     316.6
                                                   ---------------------
Interest Rate:
  Swaps............................................    487.4     238.0
                                                   ---------------------
Commodity:
  Options..........................................     68.3     109.9
  Swaps............................................    105.2      89.4
  Futures..........................................     37.1      25.1
                                                   ---------------------
                                                       210.6     224.4
                                                   ---------------------
Total notional value of outstanding derivatives....   $942.5    $779.0
                                                   =====================
------------------------------------------------------------------------

     The interest rate swap and currency exchange agreement related to the dual currency notes discussed in Note 9 is included as an interest rate swap in the preceding table.

                            -----------------------------------------------
                            | Notes to Consolidated Financial Statements  |
                            -----------------------------------------------




            The following table summarizes the notional value of outstanding foreign currency forward and purchased option contracts, by currency, with a designation of "long" or "short" with respect to the underlying exposure, at December 31 (in millions):
          -----------------------------------------------------------------
                               NET UNDERLYING EXPOSURE      NOTIONAL VALUE
                              ---------------------------------------------
                                  1996            1995       1996     1995
                              ---------------------------------------------
          Japanese yen.......     Long            Long      $117.9   $191.8
          German mark........     Short           Short       32.9     37.1
          British pound......     Long            Long        76.5     43.9
          Other currencies... Long and Short  Long and Short  17.2     43.8
                                                            ---------------
                                                            $244.5   $316.6
                                                            ===============
          -----------------------------------------------------------------

            "Long" indicates the company has foreign currency in excess of its needs. "Short" indicates the company requires additional foreign currency to meet its needs. For commodity derivatives, as a net user of raw materials the company's underlying exposure is naturally short, indicating additional quantities must be obtained to meet anticipated production requirements.


          OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

            Anheuser-Busch's derivative hedging instruments are primarily carried off-balance-sheet. The company executes these instruments with major financial institutions having high debt ratings and considers the risk of counterparty nonperformance to be remote.

            The company does not have a material concentration of accounts receivable or other credit risk.

          NONDERIVATIVE FINANCIAL INSTRUMENTS

            Nonderivative financial instruments included in the Consolidated Balance Sheet are cash, commercial paper and long-term debt. Long-term debt is the only significant financial instrument of the company with a fair value different from its carrying value. See Note 9 for a discussion of the fair value of long-term debt at December 31, 1996 and 1995.

---------------------------------------
|FINANCIAL SUMMARY -- OPERATIONS      |   Anheuser-Busch Companies, Inc.
---------------------------------------      and Subsidiaries

(In millions, except per share data)
 -----------------------------------------------------------------------------------------------
                                                                1996        1995         1994
                                                            ------------------------------------
CONSOLIDATED SUMMARY OF OPERATIONS
Barrels of beer sold.......................................       91.1        87.5         88.5
                                                            ===================================
Sales...................................................... $ 12,621.5   $12,004.5    $11,705.0
  Federal and state excise taxes...........................    1,737.8     1,664.0      1,679.7
                                                            -----------------------------------
Net sales..................................................   10,883.7    10,340.5     10,025.3
  Cost of products and services............................    6,964.6     6,791.0      6,492.1
                                                            -----------------------------------
Gross profit...............................................    3,919.1     3,549.5      3,533.2
  Marketing, distribution and administrative expenses......    1,890.0     1,756.6      1,679.9
  Gain on sale of St. Louis Cardinals......................       54.7       --           --
  Shutdown of Tampa brewery................................      --          160.0        --
  Restructuring charge.....................................      --          --           --
                                                            ------------------------------------
Operating income...........................................    2,083.8(1)  1,632.9(2)   1,853.3
  Interest expense.........................................     (232.8)     (225.9)      (219.3)
  Interest capitalized.....................................       35.5        24.3         21.8
  Interest income..........................................        9.4         9.9          2.6
  Other income/(expense), net..............................       (3.0)       20.5         17.6
                                                            ------------------------------------
Income before income taxes.................................    1,892.9(1)  1,461.7(2)   1,676.0
  Income taxes (current and deferred)......................      736.8       575.1        661.5
  Revaluation of deferred tax liability....................      --          --           --
                                                            ------------------------------------
Income from continuing operations..........................    1,156.1(1)    886.6(2)   1,014.5
Income/(loss) from discontinued operations.................       33.8      (244.3)        17.6
                                                            ------------------------------------
Income before cumulative effect of accounting changes......    1,189.9       642.3      1,032.1
Cumulative effect of changes in the method of accounting
  for postretirement benefits (FAS 106) and income taxes
  (FAS 109), net of tax benefit of $186.4 million..........      --          --           --
                                                            ------------------------------------
NET INCOME................................................. $  1,189.9   $   642.3    $ 1,032.1
                                                            =====================================
PRIMARY EARNINGS PER SHARE:
  Continuing operations.................................... $      2.28  $     1.72   $     1.92
  Discontinued operations..................................         .07        (.48)         .04
                                                            -------------------------------------
  Income before cumulative effect..........................        2.35        1.24         1.96
  Cumulative effect of accounting changes..................       --          --           --
                                                            --------------------------------------
  Net income............................................... $      2.35  $     1.24    $    1.96
                                                            ======================================
FULLY DILUTED EARNINGS PER SHARE:
  Continuing operations.................................... $    2.27(1) $     1.71(2) $    1.90
  Discontinued operations..................................         .07        (.47)         .04
                                                            --------------------------------------
  Income before cumulative effect..........................        2.34        1.24         1.94
  Cumulative effect of accounting changes..................       --          --           --
                                                            --------------------------------------
  Net income............................................... $      2.34  $     1.24    $    1.94
                                                            ======================================
Cash dividends paid:
  Common stock.............................................      458.9       429.5        398.8
    Per share..............................................         .92         .84          .76
  Preferred stock..........................................        --          --          --
    Per share..............................................        --          --          --
Weighted average number of common shares:
  Primary..................................................      505.8       515.7        528.2
  Fully diluted............................................      510.6       524.4        538.0
-------------------------------------------------------------------------------------------------

NOTE: All per share information and average number of common shares data reflect the September 12, 1996 two-for-one stock split and the September 12, 1986 two-for-one stock split. All financial information has been restated to recognize the 1995 divestiture of the food products segment. All amounts include the acquisition of Sea World as of December 1, 1989. Financial information prior to 1988 has been restated to reflect the 1988 adoption of Financial Accounting Standards No. 94, "Consolidation of Majority-Owned Subsidiaries."
(1) 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, operating income, pretax income, income from continuing operations and fully diluted earnings per share would have been $2,029.1 million, $1,838.3 million, $1,122.7 million and $2.21, respectively.
(2) 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and fully diluted earnings per share would have been $1,867.3 million, $1,696.2 million, $1,032.3 million and $1.99, respectively.

Anheuser-Busch Companies, Inc., and Subsidiaries
                                        -----------------------------------
                                        |FINANCIAL SUMMARY -- OPERATIONS  |
                                        -----------------------------------



-----------------------------------------------------------------------------------------
    1993       1992        1991       1990      1989       1988      1987      1986
-----------------------------------------------------------------------------------------
     87.3        86.8        86.0       86.5      80.7       78.5      76.1       72.3
=========================================================================================
$11,147.3   $11,008.6   $10,631.9   $9,716.1  $8,553.7   $8,120.5  $7,605.0   $7,001.5
  1,679.8     1,668.6     1,637.9      868.1     802.3      781.0     760.7      724.5
-----------------------------------------------------------------------------------------
  9,467.5     9,340.0     8,994.0    8,848.0   7,751.4    7,339.5   6,844.3    6,277.0
  6,167.6     6,051.8     5,953.5    5,963.4   5,226.5    4,878.1   4,467.1    4,122.7
-----------------------------------------------------------------------------------------
  3,299.9     3,288.2     3,040.5    2,884.6   2,524.9    2,461.4   2,377.2    2,154.3
  1,612.1     1,583.7     1,409.5    1,364.9   1,244.3    1,245.2   1,274.4    1,179.9
    --          --          --         --        --         --        --         --
    --          --          --         --        --         --        --         --
    401.3       --          --         --        --         --        --         --
------------------------------------------------------------------------------------------
  1,286.5 (3) 1,704.5     1,631.0    1,519.7   1,280.6    1,216.2   1,102.8      974.4
   (205.1)     (194.6)     (234.0)    (277.2)   (172.9)    (134.6)   (114.1)     (85.5)
     35.2        46.9        45.6       52.5      49.8       42.9      38.9       31.0
      3.4         4.4         6.6        4.3       7.9        9.8      12.8        9.6
     21.0        (2.5)        1.3      (16.5)     17.7      (15.5)      3.9       (1.2)
------------------------------------------------------------------------------------------
  1,141.0(3)  1,558.7     1,450.5    1,282.8   1,183.1    1,118.8   1,044.3      928.3 (4)
    452.6       594.6       549.6      481.4     438.2      422.0     439.1      419.0
     31.2       --          --         --        --         --        --         --
------------------------------------------------------------------------------------------
    657.2 (3)   964.1       900.9      801.4     744.9      696.8     605.2      509.3 (4)
    (62.7)       30.1        38.9       41.0      22.3       19.1       9.5        8.7
------------------------------------------------------------------------------------------
    594.5       994.2       939.8      842.4     767.2      715.9     614.7      518.0


     --         (76.7)      --         --         --        --         --         --
-------------------------------------------------------------------------------------------
$   594.5    $  917.5   $   939.8   $  842.4  $  767.2   $  715.9  $  614.7   $  518.0
===========================================================================================

$     1.20   $   1.69   $     1.56  $    1.41 $    1.30       1.19 $    1.00  $     .83
      (.11)       .05          .07        .07       .04        .04       .02        .02
-------------------------------------------------------------------------------------------
      1.09       1.74         1.63       1.48      1.34       1.23      1.02        .85
     --          (.13)       --         --        --         --        --          --
-------------------------------------------------------------------------------------------
$     1.09   $   1.61   $     1.63   $   1.48 $    1.34  $    1.23  $   1.02  $     .85
============================================================================================
$     1.20(3)$   1.68   $     1.56   $   1.40 $    1.30  $    1.19  $   1.00  $     .83 (4)
      (.11)       .05          .06        .07       .04        .04       .02        .02
--------------------------------------------------------------------------------------------
      1.09       1.73         1.62       1.47      1.34       1.23      1.02        .85
     --          (.13)       --         --        --         --        --         --
--------------------------------------------------------------------------------------------
$     1.09   $   1.60   $     1.62   $   1.47 $    1.34  $    1.23  $   1.02  $     .85
============================================================================================
    370.0      338.3        301.1      265.0     226.2      188.6     148.4      120.2
       .68        .60          .53        .47       .40        .33       .27        .22
     --         --           --         --        --         --        20.1       26.9
     --         --           --         --        --         --         3.23       3.60

    548.6      571.6        575.8      569.2     572.4      584.4     603.0      613.2
    558.6      581.6        585.8      579.4     572.4      584.4     603.0      613.2
------------------------------------------------------------------------

(3) 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and fully diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $1.69, respectively.
(4) Effective January 1, 1986, the company adopted the provisions of Financial Accounting Standards No. 87 (FAS 87), "Employers' Accounting For Pensions." The financial effect of FAS 87 adoption was to increase 1986 income before income taxes $33.9 million, income from continuing operations $18 million and earnings per share $.03.

------------------------------------
| Financial Summary -- Balance     |
| Sheet and Other Information      |
------------------------------------
Anheuser-Busch Companies, Inc., and Subsidiaries



(In millions, except per share and statistical data)
---------------------------------------------------------------------------
                                                1996      1995     1994
                                             ------------------------------
BALANCE SHEET INFORMATION:
    Working capital (deficit)................$    34.9 $   268.6  $   57.0
    Current ratio............................      1.0       1.2       1.0
    Plant and equipment, net.................  7,208.2   6,763.0   6,494.6
    Long-term debt...........................  3,270.9   3,270.1   3,066.4
    Total debt to total capitalization ratio.     44.8%     47.1%     47.3%
    Deferred income taxes....................  1,208.1   1,132.8   1,081.5
    Convertible redeemable preferred stock...     --        --        --
    Shareholders equity......................  4,029.1   4,433.9   4,415.5
    Return on shareholders equity............   30.0%(1)  25.0%(2)   29.9%
    Book value per share.....................      8.10      7.22     6.64
    Total assets............................. 10,463.6  10,590.9  10,547.4
OTHER INFORMATION:
    Capital expenditures.....................$ 1,084.6  $  952.5  $  662.8
    Depreciation and amortization............    593.9     565.6     517.0
    Effective tax rate.......................     38.9%     39.3%     39.5%
    Price/earnings ratio.....................     17.6(1)   19.6(2)   13.1
    Percent of pretax profit on net sales....     17.4%     14.1%     16.7%
    Market price range of common stock
      (high-low).............................   42 7/8-      34-    27 5/8-
                                                32 1/2     25 3/8   23 1/2
---------------------------------------------------------------------------
NOTE: All share and per share information reflects the September 12, 1996 two-for-one stock split and the September 12, 1986 two-for-one stock split. All financial information has been restated to recognize the 1995 divestiture of the food products segment. All amounts include the acquisition of Sea World as of December 1, 1989. Financial information prior to 1988 has been restated to reflect the adoption in 1988 of Financial Accounting Standards No. 94, "Consolidation of Majority-Owned Subsidiaries."
(1) These ratios have been calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.
(2) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.
(3) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.
(4) These ratios have been calculated based on income from continuing operations before the cumulative effect of accounting changes.
(5) This percentage has been calculated by including convertible redeemable preferred stock as part of equity, as it was convertible into common stock and traded primarily on its equity characteristics.

                                       ------------------------------------
                                       |FINANCIAL SUMMARY -- BALANCE      |
                                       |SHEET AND OTHER INFORMATION       |
                                       ------------------------------------
Anheuser-Busch Companies, Inc., and Subsidiaries


--------------------------------------------------------------------------------------------------------------
         1993         1992         1991        1990         1989         1988         1987           1986
--------------------------------------------------------------------------------------------------------------
    $    (41.3)    $  247.8     $  107.9   $   (62.8)    $   (82.8)  $    (23.7)   $    42.5     $      9.3
           1.0          1.2          1.1         0.9           0.9          1.0          1.0            1.0
       6,454.7      6,424.7      6,260.6     6,102.2       5,768.0      4,624.2      4,177.4        3,478.5
       3,019.7      2,630.3      2,627.9     3,115.8       3,268.9      1,570.0      1,366.4        1,097.8
          47.3%        42.0%        43.9%       54.5%         60.7%        41.7%        40.6%          37.7%(5)
       1,013.1      1,065.5      1,401.0     1,309.3       1,241.9      1,155.8      1,123.7        1,075.8
         --           --           --          --            --           --           --             286.9
       4,255.5      4,620.4      4,438.1     3,679.1       3,099.9      3,102.9      2,892.2        2,313.7
          18.8%(3)     27.6%(4)     30.2%       34.0%         34.6%        33.3%        31.8%          28.7%(5)
           6.31         6.51         5.90        4.60          3.74         3.87         3.40           2.83
      10,267.7      9,954.9      9,642.5     9,274.2       8,690.1      6,788.9      6,260.3        5,605.0

    $    656.3    $   628.8    $   625.5   $   805.3    $    979.0    $    858.1    $  716.9    $    661.1
         492.7        453.3        437.0       404.3         333.1         306.5       267.9         232.0
          42.4%        38.1%        37.9%       37.5%         37.0%         37.7%       42.0%         45.1%
          22.6(3)      16.9(4)      18.9        14.6          14.4          12.9        16.4          15.5
          12.1%        16.7%        16.1%       14.5%         15.3%         15.2%       15.3%         14.8%
         30-22       301/4-26   303/4-193/4  221/2-171/8  227/8-151/4    17-141/2   197/8-131/4    141/4-10
--------------------------------------------------------------------------------------------------------------


-------------------------------------------
|RESPONSIBILITY FOR FINANCIAL STATEMENTS  |
-------------------------------------------


     The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. Management has selected those generally accepted accounting principles it considers appropriate to prepare the financial statements and other data contained herein.

     The company maintains accounting and reporting systems, supported by a system of internal accounting control, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1996, the company's internal auditors, in conjunction with Price Waterhouse LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.

     The Audit Committee of the Board of Directors, which consists of eight nonmanagement directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's public accountants and meets with the public accountants and internal auditors to review the overall scope and specific plans for their respective audits. The Committee held five meetings during 1996. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.

     The report of Price Waterhouse LLP on its examinations of the Consolidated Financial Statements of the company appears on the next page.

                                  -----------------------------------------
                               | Report of Independent Accountants        |
                                  -----------------------------------------



                                                800 Market Street
                                                St. Louis, MO 63101


          PRICE WATERHOUSE LLP                                       [LOGO]



          February 3, 1997

          To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

            We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


            In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



          PRICE WATERHOUSE LLP

                              APPENDIX


     In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1992, 1993, 1994, 1995 and 1996: on page 36, "SALES" depicting gross sales and net sales in billions of dollars; on page 38, "TOTAL EMPLOYEE-RELATED COSTS" depicting total employee-related costs in millions of dollars; on page 39, "OPERATING INCOME (CONTINUING OPERATIONS BASIS)" depicting operating income in millions of dollars; on page 40, "INCOME FROM CONTINUING OPERATIONS*/DIVIDENDS ON COMMON STOCK" depicting income from continuing operations and dividends in millions of dollars; on page 41, "FULLY DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS*" depicting fully diluted earnings per share data; on page 43, "CASH FLOW FROM CONTINUING OPERATIONS" depicting cash flow from continuing operations in millions of dollars; on page 44, "CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION" depicting capital expenditures and depreciation and amortization in millions of dollars; and, on page 47, "SHAREHOLDERS EQUITY/LONG-TERM DEBT" depicting shareholders equity and long-term debt in millions of dollars.