Form 10-K405, Exhibit 13
period 1997-12-31
ANHEUSER BUSCH COMPANIES INC
filed 1998-03-25
CIK 310569

MANAGEMENT'S DISCUSSION & ANALYSIS                          EX-13
OF OPERATIONS & FINANCIAL CONDITION

                        INTRODUCTION
   This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 1997. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and
Notes to the Consolidated Financial Statements included in this annual report.

   This discussion contains statements regarding the company's expectations concerning its operations, earnings and prospects. These statements are forward-looking statements that involve significant risks and uncertainties, and accordingly, no assurances can be given that such expectations will be correct. These expectations are based upon many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Important factors that could cause actual results to differ from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; factors that may affect domestic demand for malt beverage products; changes in customer preference for the company s malt beverage products; changes in raw materials prices; changes in foreign currency exchange rates; changes in attendance and spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners;
and the effect of stock market conditions on the company's share repurchase program.

   Financial results for 1996 and 1995 were impacted by certain significant one-time, nonrecurring transactions and events which make meaningful comparisons among 1997, 1996 and 1995 more difficult. The specific transactions and events are summarized below.

1996 TRANSACTION:

SALE OF THE ST. LOUIS CARDINALS

   During the first quarter 1996, the company completed the sale of the St. Louis Cardinals. The sale included Busch Memorial Stadium and several nearby parking garages and other properties in downtown St. Louis. The sale price was $150 million, resulting in a $54.7 million pretax gain ($.06 per share after-tax) which is shown as a separate line item in the Consolidated Statement of Income.

1995 TRANSACTIONS:

1.   DIVESTITURE OF FOOD PRODUCTS SEGMENT

   In the fourth quarter 1995, the Board of Directors approved management's plan to divest the company's food products segment through a tax-free 100% spin-off of The Earthgrains Company (formerly known as Campbell Taggart,
Inc.) and the sale of the assets of Eagle Snacks, Inc. In accordance with generally accepted accounting principles, Anheuser-Busch restated all prior period financial information to report the historical combined financial results of Earthgrains and Eagle Snacks as discontinued operations, and recorded an after-tax loss provision of $244.3 million in 1995 related to the divestiture. The loss provision was reported as part of discontinued operations and consisted of the following components (in millions):

- Operating losses of Earthgrains and Eagle Snacks  $  18.8
- Earthgrains spin-off costs                           19.8
- Estimated loss on sale of Eagle Snacks assets       205.7
                                                     ------
                                                     $244.3
                                                     ======

   In connection with the Earthgrains spin-off, each Anheuser-Busch shareholder received one share of Earthgrains voting common stock for every 25 shares of Anheuser-Busch stock owned in a special dividend distributed March 26, 1996 (25:1 ratio, reflected on a pre-September 1996 stock split basis). Earthgrains common stock began trading on the New York Stock Exchange as a separate company on March 27, 1996.

34 Anheuser-Busch Companies
     1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION

         2.  CONSOLIDATION OF BREWING CAPACITY RESULTING IN THE
             CLOSURE OF THE TAMPA BREWERY

            By utilizing the full production capacity of its newest brewery in Cartersville, Ga., plus ongoing modernization programs at its other 11 breweries, Anheuser-Busch has added a significant amount of efficient, lower-cost capacity in recent years. The Tampa brewery was the company's highest cost-per-barrel brewery and, accordingly, was closed in 1995, resulting in a $160 million pretax write-off ($.19 per share after-tax) in the fourth quarter 1995. This write-off is shown as a separate line item in the company's Consolidated Statement of Income.

          3.  REDUCTION OF BEER WHOLESALER INVENTORIES

             In a move designed to provide the freshest possible beer to the marketplace, achieve greater systemwide distribution efficiencies and reduce costs, Anheuser -Busch reduced wholesaler inventories by about one -third during the fourth quarter 1995. This resulted in Anheuser-Busch shipping approximately 1.1 million fewer barrels of beer in the fourth quarter 1995 which reduced net sales by approximately $107 million and reduced operating profits by approximately $74.5 million. This financial impact is not separately identified in the company's Consolidated Statement of Income.

          OBJECTIVES

             Anheuser-Busch remains focused on achieving three major objectives in future years in order to enhance shareholder value:

            1. Gaining an increased share of brewing industry profitability in the United States by increasing unit profitability and increasing market share in the longer term. The company will continue to apply its marketing expertise and substantial cash flow to achieve this goal.
            2. Continued globalization of beer operations by building Budweiser brand equity worldwide and making selected investments in brewers with leading brands in key international beer growth markets. For 1997, international beer volume grew at a double-digit pace for the 16th consecutive year. The company made significant marketing investments to build Budweiser brand recognition outside the United States and made capital investments in overseas brewing capacity in both China and the United Kingdom. In May 1997, Anheuser-Busch increased its equity stake in Grupo Modelo's operating subsidiary, Diblo, to 37% and in June exercised its remaining option to increase its ownership in Diblo to 50.2%.
            3. Continued support of the growth of packaging and entertainment operations. Metal Container Corporation, the company's can manufacturing subsidiary, provides significant efficiencies and cost savings. The company continues to invest in technology, capacity improvements and quality-driven cost reductions to support the success of domestic and international beer. The company's Busch Entertainment theme park subsidiary is a significant contributor to corporate earnings and provides Anheuser-Busch with a unique opportunity to showcase the company to over 20 million visitors annually.

                           CONTINUING OPERATIONS

             As noted, the significant nonrecurring transactions in 1996 and 1995 make it difficult to directly compare 1997, 1996 and 1995 financial results. Therefore, in order to facilitate a more complete and meaningful understanding of company operating results, key financial comparisons are presented in the following summaries and throughout this discussion on a "normalized" operations basis only, which excludes all
                                                    --------
          nonrecurring transactions.

             In February 1996, Anheuser-Busch reached an
          agreement to sell most of its Eagle Snacks production facilities to Frito-Lay, a subsidiary of PepsiCo, and completed the sale in the second quarter 1996. Accordingly, the company adjusted its previously estimated loss provision for the disposition of the food products segment and recognized a $33.8 million after-tax gain ($.07 per share) during the second quarter 1996. This gain is reported entirely in Discontinued Operations and has no impact on financial
                                          ----------------------
          results from Continuing Operations.
          -----------------------------------




                                    Anheuser-Busch Companies   35
                                      1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION


   Key financial comparisons from normalized continuing operations (which exclude the financial results of The Earthgrains Company and Eagle Snacks,
Inc.) are summarized in the following tables.

   In the fourth quarter 1997, the company expensed
all previously capitalized and unamortized business
reengineering costs associated with the development
and installation of software, in accordance with a
recently mandated change in accounting practice. The
total write-off was $10 million after-tax ($.02 per
share) and is shown as a separate "cumulative effect
of accounting change" line item in the income statement,
below income from continuing operations. Because the
                                                 ---
write-off has no impact on the company s results from
-----------------------------------------------------
operations, it has been excluded from the following
----------
summaries.

   Additionally, the company adopted Statement of
Financial Accounting Standards (FAS) No. 128, "Earnings
per Share (EPS)," in the fourth quarter 1997. The company
now reports  basic  and  diluted  EPS in place of the
former primary and fully diluted EPS, respectively.
Adoption of FAS 128 resulted in a slight increase in
basic EPS (vs. primary EPS). There was no change in diluted
                             ------------------------------
EPS (vs. fully diluted EPS), one of the key measures used
---------------------------------------------------------
to evaluate the company s performance.
-------------------------------------

-----------------------------------------------------------------
          1997 vs. 1996   (in millions, except per share)
-----------------------------------------------------------------
                                    |    1996    |
                                    |------------|
                                    | Normalized |
                              1997  | Operations |1997 vs. 1996
                            --------|------------|---------------
Gross Sales                 $12,832 |  $12,622   |Up $210 Up 1.7%
Net Sales                    11,066 |   10,884   |Up  182 Up 1.7%
Operating Income              2,053 |    2,029   |Up   24 Up 1.2%
Equity Income, Net of Tax        50 |            |Up   50 N/M
Income from Continuing              |            |
  Operations                  1,179 |    1,123   |Up   56 Up 5.0%
Diluted Earnings per Share          |            |
  from Continuing Operations   2.36 |     2.21   |Up  .15 Up 6.8%
-----------------------------------------------------------------
N/M - not meaningful

-----------------------------------------------------------------
           1996 vs. 1995   (in millions, except per share)
-----------------------------------------------------------------
                            1996   |  1995     |
                         ----------|-----------|
                         Normalized|Normalized |
                         Operations|Operations |1996 vs. 1995
                         ----------|----------------------------
Gross Sales              $12,622   |$12,131    |Up $491  Up 4.0%
Net Sales                 10,884   | 10,448    |Up  436  Up 4.2%
Operating Income           2,029   |  1,867    |Up  162  Up 8.7%
Income from Continuing             |           |
  Operations               1,123   |  1,032    |Up   91  Up 8.8%
Diluted Earnings per               |           |
  Share from Continuing            |           |
  Operations                2.21   |   1.99    |Up .22  Up 11.1%
-----------------------------------------------------------------

----------------------------------------------------------------
           1995 vs. 1994   (in millions, except per share)
----------------------------------------------------------------
                              1995     |        |
                            -----------|        |
                            Normalized |        |
                            Operations |  1994  | 1995 vs. 1994
                            -----------------------------------
Gross Sales                  $12,131   |$11,705 |Up $426 Up 3.6%
Net Sales                     10,448   | 10,025 |Up  423 Up 4.2%
Operating Income               1,867   |  1,853 |Up   14 Up 0.8%
Income from Continuing                 |        |
  Operations                   1,032   |  1,015 |Up   17 Up 1.8%
Diluted Earnings per Share             |        |
  from Continuing Operations    1.99   |   1.90 |Up  .09 Up 4.5%
----------------------------------------------------------------

36 Anheuser-Busch Companies
      1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION


          SALES

             Total worldwide beer sales volume results are summarized in the following table:

     -------------------------------------------------------------------------
                Worldwide Beer Sales Volume (barrels in millions)
     -------------------------------------------------------------------------
                  1997  1996  Change | 1996  1995  Change | 1995  1994 Change
                 --------------------|--------------------|-------------------
    Domestic      89.6  88.9 Up  0.7%| 88.9  85.5 Up  4.0%| 85.5 86.5 Dn 1.1%
    International  7.0   6.2 Up 13.4%|  6.2   5.4 Up 15.5%|  5.4  4.8 Up 11.9%
                 --------------------|--------------------|-------------------
    Worldwide     96.6  95.1 Up  1.6%| 95.1  90.9 Up  4.7%| 90.9 91.3 Dn 0.4%
                 =============================================================
    --------------------------------------------------------------------------


          WORLDWIDE BEER VOLUME

             Worldwide beer volume is comprised of domestic volume and international volume. Domestic volume represents beer produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company-owned breweries in Wuhan, China and London, England and under license and contract brewing agreements.

[SALES       Reported international volume does not include
 GRAPH] Anheuser-Busch's equity interests in the volume of foreign brewers Grupo Modelo and Antarctica. However, the company's share of its equity partners' volume is gaining in significance. Assigning a portion of each foreign partner's barrelage based on Anheuser-Busch's investment percentage in those companies would result in an equity volume of 6.8 million barrels for the year. Combining equity volume with international volume results in a 4.3% increase in beer volume for 1997 compared to 1996.

          1997 vs. 1996

             Gross sales were a record $12.8 billion and net sales were $11.1 billion in 1997, representing increases of $210 million and $182 million, respectively, or 1.7%, compared to 1996. The difference between gross and net sales for 1997 represents $1.77 billion of federal and state beer excise taxes.

             The primary factors responsible for the sales increases were higher domestic and international beer sales volume, partially offset by increased price discounting in the domestic beer market, and increased sales from the company's theme park operations. Theme park operations experienced an attendance increase of approximately 7% in 1997 vs. 1996, to nearly 21 million visitors, and also attained higher in-park per capita revenues.

          DOMESTIC BEER VOLUME

             The increase in domestic volume during 1997 was driven by the continued momentum of Bud Light, which was up approximately 10%, and improved Budweiser trends. Total Bud Family sales-to-retailers were up almost 2% in 1997 compared to 1996.

             Anheuser-Busch's domestic market share (excluding exports) for 1997 and 1996 was 45.5% of industry shipments. The company's domestic market share is based on domestic volume of 89.6 million barrels in 1997 and
          88.9 million barrels in 1996.

             Anheuser-Busch's share of U.S. shipments for 1997 (including exports) was 45.3%, even compared with 1996 share. The company's market share is based on combined domestic and export volume of 91.3 million barrels in 1997 and 91.0 million barrels in 1996. Market share of U.S. shipments is determined based on industry sales estimates provided by the Beer Institute and includes imports, exports, nonalcohol brews and other malt beverages. Anheuser-Busch has led the U.S. brewing industry in sales volume and market share since 1957.

             Operating performance for 1997 was significantly impacted by aggressive price discounting initiated by competition, which began in the first quarter and became progressively deeper throughout the year. Anheuser-Busch responded to the increased level of discounting to keep its brands price-competitive and protect its market share.

             Recent results are encouraging. Volume trends are favorable for the company's core premium brands.
          Consumers are trading up to premium and higher-priced


                                     Anheuser-Busch Companies  37
                                        1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION


brands. Combined Budweiser and Bud Light results are the best the company has experienced in recent years. Budweiser experienced improved volume trends and, as noted, Bud Light continued its double-digit growth. The company's quality initiatives, including the freshness campaign and a renewed focus on Anheuser-
Busch s 140-year heritage of quality and excellence, have enhanced the company's quality perception among consumers, especially in the important 21-to 27-year-old segment.

   Given the current pricing environment, the company is not initiating front-line price increases to wholesalers in the first quarter 1998, as has been done in recent years. Instead, the company is reducing its current level of discounting. This strategy is designed to increase revenues, reduce the spread between front-line and discounted prices to consumers, and protect the company's brand equities.

INTERNATIONAL BEER VOLUME

   Total international beer volume growth was strong for 1997. Growth was led by combined Budweiser sales volume increases in China and the United Kingdom of 44% for full-year 1997. The strong volume growth in China and the United Kingdom has led to the expansions of the company's breweries in those countries, both of which are expected to be complete in 1998. Significant gains in volume produced overseas in 1997 was partially offset by reduced exports from the company's U.S.
facilities due in part to discontinuing Kirin Ice shipments to Japan, lower shipments of Michelob Classic
Dark to Taiwan and a shift to local Budweiser production in Brazil.

   Total international volume, excluding equity share volume, was up 13.4% for the year. Budweiser volume outside the United States was up 985,000 barrels, or 18.3%, for 1997 vs. 1996.

1996 vs. 1995

   Anheuser-Busch had gross sales during 1996 of $12.6 billion, an increase of $491 million or 4.0% over 1995 gross sales of $12.1 billion. Gross sales include $1.74 billion in federal and state beer excise taxes for 1996. Net sales for 1996 were $10.9 billion, an increase of $436 million or 4.2% over 1995 net sales of $10.4 billion.

   The increase in gross and net sales in 1996 was driven primarily by increased beer sales volume, higher net revenue per barrel and higher theme park revenues. Consolidated sales growth for 1996 would have been even higher if not for lower sales by the company's recycling operations due to lower aluminum prices, and lower revenues due to the sale of the St.
Louis Cardinals during the first quarter 1996.

DOMESTIC BEER VOLUME

   The company reported domestic 1996 sales volume of 88.9 million barrels, an increase of 3.4 million barrels, or 4.0%, vs. the 85.5 million barrels sold during 1995.

   As previously noted, 1995 volume was negatively impacted by the beer wholesaler inventory reduction.
Excluding the inventory reduction, 1996 beer volume would have increased 2.3 million barrels, or 2.7%, over 1995.

   Reported market share for 1996 (including exports) was 45.3% of industry shipments, an increase of 1.2 share points when compared to 1995 reported market share of 44.1% (including exports). Excluding the impact of the wholesaler inventory reduction, Anheuser-Busch's 1995 market share would have been 44.4%.

   During 1996, Anheuser-Busch's core premium and super-premium brands (the Budweiser and Michelob
Families) continued to gain momentum, with Bud
Light growing at an annualized double-digit pace.
Overall, Bud Family sales were up almost 4%.

INTERNATIONAL BEER VOLUME

   The company's international beer volume
performance was strong during 1996, led by continuing Budweiser sales expansion in the United Kingdom, Ireland and Japan. Overall, international volume was up 800,000 barrels, or 15.5%, in 1996 compared to 1995.

38 Anheuser-Busch Companies
      1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION

          1995 vs. 1994

             Gross sales during 1995 of $12.1 billion were 3.6% higher than 1994. Net sales for 1995 of $10.4 billion were 4.2% higher than 1994. Gross sales include $1.68 billion in federal and state beer excise taxes for both 1995 and 1994.

             Anheuser-Busch, Inc. reported domestic beer volume of 85.5 million barrels in 1995, including the impact of the beer wholesaler inventory reduction. Excluding the 1995 beer wholesaler inventory reduction, Anheuser -Busch, Inc. would have reported 1995 sales volume of
          86.6 million barrels, an increase of 100,000 barrels, or .1%, vs. the 86.5 million barrels sold during 1994.

             Sales-to-retailers were up slightly in 1995 compared to 1994. In 1995, Anheuser-Busch's core premium brands (the Budweiser and Michelob Families) gained momentum, with Bud Light increasing at a double-digit rate.

             Led by sales volume growth in the United Kingdom and Ireland, international beer volume was up 600,000 barrels, or 11.9% in 1995.

          COST OF PRODUCTS AND SERVICES

             Cost of products and services was $7.1 billion in 1997, an increase of 1.9% compared to 1996. The increase in cost of products and services in 1997 is attributable to increased beer sales volume and slightly higher materials costs, plus costs associated with higher theme park attendance. Gross profit as a percentage of net sales was 35.9% for 1997, a decrease of 0.1 percentage points compared to 36.0% for 1996, due to slightly lower revenue per barrel in 1997.

             Cost of products and services for 1996 was $7.0 billion, a 2.1% increase over the $6.8 billion reported for 1995. This increase follows a 4.6% increase in 1995. The increase in the cost of products and services in 1996 is attributable to increased beer sales volume and increased raw material costs, particularly brewing materials, partially offset by increased production efficiency savings and lower scrap aluminum prices related to recycling operations. Gross profit as a percentage of net sales in 1996 increased 1.3 percentage points, compared to 34.7% for 1995, reflecting higher net revenue per barrel sold and productivity improvements.

             During 1995, beer packaging costs increased substantially as a result of higher aluminum costs. However, such increases were mitigated by the company's having protected pricing on more than half of its 1995 aluminum sheet requirements at prices below market level. As a percent of net sales, gross profit for 1995 decreased .5 of a percentage point compared to 35.2% for 1994.

             The company continues to drive operating costs out of its system. Brewery modernizations will yield long -term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The focused production initiative concentrates small-volume brand and package production at three breweries and creates production efficiencies, reduces costs and enhances responsiveness to changing brand/package combinations. Also, the company is working with its network of wholesalers to reduce distribution costs through systemwide coordination.

          MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

             Marketing, distribution and administrative expenses for 1997 were $1.92 billion, compared with $1.89 billion for 1996, an increase of $26 million, or 1.4%.

             The increase for 1997 is principally due to marketing costs related to the company's international beer activity, costs related to increased theme park attendance, additional costs due to an increase in the number of company-owned beer wholesale operations and increased administrative expenses, partially offset by lower promotional spending compared to last year due to the 1996 Centennial Summer Olympic Games in Atlanta.

             Marketing, distribution and administrative expenses for 1996 were $1.89 billion, an increase of 7.6% compared to 1995. These expenses increased in 1996 primarily due to sponsorship of the Centennial Summer Olympic Games in Atlanta, increased spending to support accelerated volume growth for premium brands and global Budweiser brand-building initiatives.

                                     Anheuser-Busch Companies  39
                                        1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

   Marketing, distribution and administrative expenses for 1995 were $1.76 billion, an increase of 4.6% compared to 1994. These expenses increased in 1995 primarily due to the addition of marketing and distribution expenses for new beer brands and higher international beer marketing expenses.

SYSTEMS-RELATED YEAR 2000 COSTS

   Anheuser-Busch has identified its significant software coding issues related to Year 2000 date recognition for key accounting and operating systems. The company is resolving the Year 2000 matter through either replacement of existing systems with new Year 2000 compatible systems or reprogramming existing systems. The company incurred costs of $6.6 million in 1997 for Year
2000 reprogramming of existing systems. Year 2000 costs were not material in 1996 or 1995. The company estimates incurring an additional $27 million to complete the reprogramming effort.

   Completion of all reprogramming and appropriate testing is expected prior to January 1, 2000. All costs related to the reprogramming of existing systems for the Year 2000 effort are expensed as incurred. The company is also working with its key suppliers and customers to ensure applicable Year
2000 issues are appropriately addressed. See Note
1 and Note 3 for additional information.

EMPLOYEE-RELATED COSTS

   Total employee-related costs during 1997
totaled $1.79 billion, an increase of $10 million,
or .5%, vs. 1996 costs of $1.78 billion. Employee-
related costs during 1996 increased $46 million,    [TOTAL
or 2.6%, compared to 1995 costs of $1.74 billion.   EMPLOYEE-
Costs in 1995 increased 1.8% vs. 1994 costs of      RELATED COSTS
$1.71 billion. The changes in employee-related      GRAPH]
costs reflect normal increases in salaries, wages and benefit levels for all years, partially offset in 1997 and 1996 by lower pension and retiree health care expense.

   Salaries and wages paid during 1997 totaled
$1.48 billion, an increase of $31 million, or 2.1%, compared to $1.45 billion in salaries and wages paid in 1996. The 1996 amounts represent an increase of 5.0% vs. 1995. Pension, life insurance and health care benefits amounted to $194.2 million for 1997, a decrease of 12% vs. related 1996 costs of $220.7 million. Payroll taxes in 1997 were $115.2 million, an increase of 4.6%, compared to 1996 payroll taxes of $110.1 million. These costs decreased 10.2% and increased 1.0%, respectively, in 1996 vs. 1995 costs of $245.7 million and $109.0 million. Full-time employees for continuing operations numbered 24,326, 25,123 and 25,181 at December 31, 1997, 1996 and 1995, respectively.

TAXES

  The company is significantly impacted by federal, state and local taxes, including beer excise taxes.
Taxes applicable to 1997 operations (not including the many indirect taxes included in materials and services purchased) totaled $2.67 billion, a decrease of $8 million, or 0.3%, vs. 1996, and highlight the burden of taxation on the company and the brewing industry in general. Total taxes for 1996 increased
$241 million, or 9.9%, compared to 1995 taxes of $2.44 billion. This follows a decrease of 4.0% in 1995 vs.
1994. Total taxes include the impact of all nonrecurring events and transactions.

   The decrease in total taxes for 1997 compared to 1996 is primarily attributable to reduced income taxes due to lower pretax income and a lower effective tax rate. The increase in total taxes for 1996 compared to 1995 is primarily due to higher beer excise taxes from increased beer volume and higher income taxes on the company's higher pretax earnings level in 1996. The significant decrease in total taxes for 1995 compared to 1994 is primarily due to reduced income taxes on lower taxable income, resulting from the costs associated with closing the Tampa brewery and the impact of the beer wholesaler inventory reduction. The beer wholesaler inventory reduction also contributed to slightly lower beer excise taxes in 1995.

40 Anheuser-Busch Companies
     1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION

          OPERATING INCOME

             Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.

             Operating income for 1997 was $2.05 billion, an increase of $24 million, or 1.2%, compared to 1996. The increase is primarily due to increased beer sales volume, continued brewery operating efficiencies and improved performance by the company's theme park operations. As noted, domestic revenue per barrel for 1997 was down slightly vs. the 1996 level.

             Theme park operations experienced their sixth
          consecutive year of record attendance and profitability and contributed over $100 million in operating income for the first time in 1997. Aggregate attendance at Busch Entertainment facilities was up approximately 7% compared to 1996, to nearly 21 million visitors. International beer profitability was down in 1997 compared to 1996 due to higher material and distribution costs plus continued significant marketing expenditures for Budweiser. Packaging operations also contributed over $100 million in operating profits in 1997, down slightly when compared with 1996 performance.
[OPERATING
INCOME       Operating income for 1996 was $2.03 billion, an
GRAPH] increase of $162 million, or 8.7%, compared to 1995. The increase in 1996 operating income is due primarily to higher beer sales volume and higher beer margins due to increased revenue per barrel and continued productivity improvements. Productivity improvements in 1996 generated nearly $100 million in cost savings vs. 1995. Metal Container Corporation reported flat profits during 1996 vs. 1995 primarily due to weaker can pricing.

             International beer's profit contribution was down somewhat in 1996 compared to 1995 due to substantially higher investment spending on marketing for global Budweiser brand building and having a full year of operating results for the Wuhan brewery included in 1996 vs. only partial year results in 1995.

             Busch Entertainment was a significant contributor to corporate performance in 1996. This performance was achieved despite an unusually active hurricane season and a disruption in normal attendance patterns due to the Centennial Summer Olympic Games in Atlanta. The Busch Entertainment facilities achieved aggregate record attendance of approximately 20 million guests in 1996, slightly exceeding the levels achieved in 1995.

             Operating income for 1995 was $1.87 billion, an increase of $14 million, or .8%, compared to 1994. The increase in operating income for 1995 was primarily due to the performance of the company s international beer operations, which experienced a double-digit profit contribution increase, packaging operations and theme park operations.

          NET INTEREST COST

             Net interest cost (interest expense less interest income) for 1997 was $253.3 million, an increase of $29.9 million, or 13.4%, over net interest cost of $223.4 million in 1996. The increase in net interest cost is primarily the result of an increase in long -term debt related to the additional investment in Grupo Modelo in May 1997.

             Net interest cost for 1996 represented an increase of $7.4 million, or 3.4%, compared to 1995. This increase was due to higher average debt balances outstanding during the period, primarily as a result of financing capital expenditures and share repurchases, largely offset by lower average interest rates.

             Net interest cost for 1995 was $216.0 million, a decrease of $.7 million compared to 1994. The decrease in net interest cost in 1995 was due to lower average debt balances outstanding during the period, and higher interest income offset by higher average interest rates.

          INTEREST CAPITALIZED

             Interest capitalized increased $6.6 million in 1997 compared to 1996, to $42.1 million. Interest capitalized increased $11.2 million, to $35.5 million in 1996, after increasing $2.5 million in 1995. The increases in all years are due primarily to higher construction-in-progress levels resulting from modernization projects at the company's breweries.

                                      Anheuser-Busch Companies 41
                                         1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

OTHER INCOME/EXPENSE, NET
                                                  [INCOME FROM
   Other income/expense, net includes numerous     CONTINUING
items of a nonoperating nature which do not have   OPERATIONS/
a material impact on the company's consolidated    DIVIDENDS ON
results of operations, either individually or in   COMMON STOCK
total.                                             GRAPH]

   Other expense, net was $9.3 million for 1997, representing an increase of $6.3 million compared to 1996. The increase in other expense, net, in 1997 is primarily attributable to the elimination of dividend income reporting for the Grupo Modelo investment due to the adoption of equity accounting in the second quarter 1997.

   Other expense, net was $3.0 million in 1996.
Other income, net was $20.5 million for 1995. The change in 1996 compared to 1995 is primarily due to the reclassification of certain purchase discounts from other income/expense, net to cost of products and services.

EQUITY INCOME, NET

   In the second quarter 1997, the company for the first time began recognizing its pro rata equity interest in the net earnings of Grupo Modelo and ANEP under the equity method of accounting, as a separate line item in the Consolidated Statement of Income. The company recognized after-tax equity income of $50.3 million for 1997.

INCOME FROM CONTINUING OPERATIONS

   Income from continuing operations was $1.18 billion for 1997, an increase of $56 million, or 5.0%, compared to 1996. Income from continuing operations for 1996 was $1.12 billion, an increase of 8.8% compared to 1995 income from continuing operations of $1.03 billion. 1995 income from continuing operations increased 1.8% compared to 1994.

   The effective tax rate declined 0.5 percentage points, to 38.4%, in 1997 vs. 1996, primarily due to lower foreign taxes and nondeductible costs.
The company s effective tax rate declined to 38.9% for 1996, from 39.1% for 1995 (normalized), due to lower state taxes and nondeductible costs. The effective tax rate in 1995 declined 0.4% vs. 39.5% for 1994.

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
                                                       [DILUTED
   Diluted earnings per share from continuing          EARNINGS
operations for 1997 were $2.36, an increase of         PER SHARE
$.15, or 6.8%, compared to $2.21 in 1996. Earnings     FROM
per share for 1996 increased $.22, or 11.1%,           CONTINUING
compared to 1995, which was up $.09, or 4.5%           OPERATIONS
compared to 1994. Diluted earnings per share           GRAPH]
benefit from the company's ongoing share repurchase program. See Note 15 for information regarding the company's share repurchases.

                      FINANCIAL POSITION

LIQUIDITY AND CAPITAL RESOURCES

   The company's primary sources of liquidity are cash provided from operations and financing activities.
Information on the company's consolidated cash flows
(categorized by operating activities, financing activities and investing activities) for the years
1997, 1996 and 1995 is presented in the Consolidated
Statement of Cash Flows and Note 8.

   Anheuser-Busch's strong financial profile allows it to pursue growth while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:

-  Reinvesting in core businesses to achieve profitable
   ----------------------------------------------------
growth. The company will continue to make investments
------
in its capital asset base to ensure the highest
efficiency and lowest cost in its operations.
-  Making substantial cash payments directly to
   --------------------------------------------
shareholders. The company's objective is to return
------------
cash to shareholders through consistent dividend growth and the repurchase of approximately 3% to 4% of outstanding common shares each year. The company has paid dividends in each of the last 64 years.

42 Anheuser-Busch Companies
     1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION


             Working capital at December 31, 1997 was $83.2 million compared to working capital of $34.9 million at December 31, 1996 and $268.6 million at December 31, 1995. Cash and marketable securities were $147.3 million at December 31, 1997 and $93.6 million at both December 31, 1996 and 1995.

             The increase in cash and marketable securities at December 31, 1997 compared to December 31, 1996 was primarily related to cash generated from operations and debt issuance, partially offset by cash used for capital expenditures, share repurchases, dividends and business investments. Cash flow from December 31, 1995 to December 31, 1996 is attributable to these same factors plus proceeds from the sale of the assets of Eagle Snacks, Inc., the sale of the Cardinals and a spin-off-related dividend from Earthgrains.

             The company utilizes Securities and Exchange
          Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 1997, a total of $650 million of debt was available for issuance under existing registrations.

             Total long-term debt increased a net $1.09 billion in 1997 and a net $0.8 million in 1996. The change in debt during these years is detailed below, by key
[CASH     component. Included in the gross reduction in long-term
FLOW      debt for 1996 is the noncash conversion of the
FROM      company's 8% Convertible Debentures Due 1996.
CONTINUING
OPERATIONS
GRAPH]    DEBT ISSUANCES
             Debt issuances totaled $1.26 billion in 1997 compared to $773.6 million in 1996, as follows:

          ------------------------------------------------------
          Year  Description            Amount   Interest Rate
                                     (millions)
          ------------------------------------------------------
          1997 Long-Term Notes         $250.0       7.1%
               Long-Term Notes          250.0      7.125%
               Debentures               100.0       6.75%
               Dual-Currency Notes      162.8      Floating
               Industrial Revenue Bonds  41.0    Various fixed
               Commercial Paper, net    436.4     5.5% (avg)
               Other, net                29.4    Various fixed
          -------------------------------------------------------
          1996 Long-Term Notes         $450.0        6.75%
               Dual-Currency Notes      262.4      Floating
               Industrial Revenue Bonds  50.7    Various fixed
               Other, net                10.5    Various fixed
          -------------------------------------------------------

          DEBT REDUCTIONS

             Gross debt reduction was $174.9 million in 1997 vs.
          $772.8 million in 1996, as follows:

          -------------------------------------------------------
          Year   Description              Amount   Interest Rate
                                        (millions)
          -------------------------------------------------------
          1997 Sinking Fund Debentures    $83.3      8.625%
               Medium-Term Notes           32.5    5.9% (avg)
               ESOP Guarantee              33.3       8.3%
               Other, net                  25.8   Various fixed
          -------------------------------------------------------
          1996 Sinking Fund Debentures   $110.6   Various fixed
               Convertible Debentures     166.0       8%
               Medium-Term Notes           13.0     7.4% (avg)
               Industrial Revenue Bonds    30.0   Various fixed
               Commercial Paper, net      417.0     5.3% (avg)
               ESOP Guarantee              31.7      8.3%
               Other, net                   4.5   Various fixed
          -------------------------------------------------------

                                      Anheuser-Busch Companies 43
                                         1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION


   In addition to its long-term debt financing, the company has access to the short-term capital market through the utilization of commercial paper and its $1 billion revolving bank credit agreement which expires August 2001. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. Fee information on the credit agreement can be found in
Note 8.

   In 1996, the company cancelled all sinking fund debentures previously held in treasury.

   The company's ratio of total debt to total capitalization was 51.9% and 44.8% at December 31, 1997 and 1996, respectively. The company's fixed charge coverage ratio was 7.3x, 7.9x and 7.6x for the years ended December 31, 1997, 1996 and 1995, respectively.

CAPITAL EXPENDITURES

   During the next five years, the company will
continue capital expenditure programs designed
to take advantage of growth and productivity
improvement opportunities for its beer, packaging
and entertainment operations. Cash flow from
operating activities is projected to exceed the
funding requirements for these capital investments.
However, the combination of the company's capital   [CAPITAL
expenditure program, plus share repurchases and    EXPENDITURES/
possible additional investments in international    DEPRECIATION
brewers, may require external financing from time & AMORTIZATION to time. The nature, extent and timing of external GRAPH] financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.

   The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment (DCFROI).
Total capital expenditures in 1997 amounted to $1.2 billion, an increase of $115 million over 1996.
Capital expenditures over the past five years totaled $4.6 billion.

   Capital expenditures for 1997 for the company's beer/beer-related operations were $1.0 billion, primarily related to on-going brewery modernizations.
Capital expenditures for entertainment operations totaled $150.6 million in 1997, principally for new theme park attractions.

   The company expects capital expenditures of nearly $1.0 billion in 1998. Capital expenditures during the five-year period 1998-2002 are expected to approximate $4 billion.

DIVIDENDS

   Cash dividends paid to common shareholders were $492.6 million in 1997 and $458.9 million in 1996. Dividends on common stock are paid in the months of March, June, September and December of each year. In the third quarter 1997, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 8.3%, from $.24 to $.26 per share. This increased annual dividends per common share 8.7%, to $1.00 in 1997, compared with $.92 per common share in 1996. In 1996, dividends were $.22 per share for the first two quarters and $.24 per share for the last two quarters.

                         COMMON STOCK

   A discussion of share repurchases and dividends paid on common stock can be found in Note 15 and the Dividends section of this discussion, respectively.

   At December 31, 1997, common stock shareholders of record numbered 64,815 compared with 65,079 at the end of 1996. Total shares outstanding were 487.0 million at December 31, 1997 compared to 497.4 million at December 31, 1996.


44 Anheuser-Busch Companies
     1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION

          PRICE RANGE OF COMMON STOCK

             The company's common stock is listed on the New York
          Stock Exchange (NYSE) under the symbol BUD. The following table summarizes quarterly high and low closing prices on the NYSE.

          -------------------------------------------------------
            PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)
          -------------------------------------------------------
                                  1997                1996
                             -----------------   ----------------
          Quarter             High     Low        High      Low
          First............  44 7/8   40 5/8     35 5/8    32 5/8
          Second...........  44 1/4   41         38 1/4    32 1/2
          Third............  47 7/8   41 13/16   39 7/8    35 3/4
          Fourth...........  45       39 1/2     42 7/8    37 3/8
          -------------------------------------------------------
[SHAREHOLDERS
EQUITY/      The closing price of the company's common stock at
LONG-TERM December 31, 1997 and 1996 was $44 and $40,
DEBT      respectively. The book value of each common share of
GRAPH] stock at December 31, 1997 was $8.30, compared to $8.10 at December 31, 1996.

          SHAREHOLDERS EQUITY

             Shareholders equity was $4.04 billion at December 31, 1997, compared with $4.03 billion at December 31, 1996 and $4.43 billion at December 31, 1995. The changes in shareholders equity are detailed in the Statement of Changes in Shareholders Equity.

             In July 1996, the Board of Directors authorized a two-for-one stock split, effective for shareholders of record August 15, 1996. Certificates for one additional share of Anheuser-Busch common stock for each share held at the record date were distributed to shareholders on September 12, 1996. All share and per share information has been adjusted to reflect the impact of the split.

                           RISK MANAGEMENT

             In the ordinary course of business, Anheuser-Busch is exposed to foreign currency, interest rate and commodity price risks. These exposures primarily relate to the sale of product to foreign customers, purchases from foreign suppliers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, options and swap agreements to manage certain of these exposures that it considers practical to do so. Anheuser-Busch has well -established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions and company policy prohibits the use of derivatives for speculation, including the sale of free-standing options. The company neither holds nor issues financial instruments for trading purposes.

             Specific hedging strategies depend on several factors, including the magnitude of the exposure, offset through contract terms, cost and availability of appropriate instruments, the anticipated time horizon, basis, opportunity cost and the nature of the item being hedged. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility and obtaining the most favorable transaction costs possible within the constraints of its financial objectives. Exposures the company currently is unable to hedge, or has elected not to hedge, primarily relate to its floating-rate debt, "to-arrive" inventory purchase contracts, net investments in foreign-currency-denominated operations and translated earnings of foreign subsidiaries.


                                     Anheuser-Busch Companies  45
                                        1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

   Derivatives are either exchange-traded
instruments which are highly liquid, or
over-the-counter instruments transacted with highly-rated financial institutions. No credit loss is anticipated, as the counterparties to over-the-counter instruments have long-term debt ratings from Standard and Poor's or Moody's no lower than A+ or A1, respectively, or the position is secured by a letter of credit from a bank having a similar rating. The fair value of derivative financial instruments is monitored based on the estimated amounts the company would receive or have to pay when terminating the contracts. The company also monitors the effectiveness of its hedging structures on an on-going basis.

   Following is a volatility analysis of the company's derivatives portfolio which indicates potential changes in the fair value of the company's derivative holdings under certain market movements. The company applies sensitivity analysis for commodity price exposures and value-at-risk
(VAR) analysis for foreign currency and interest rate exposures.

ESTIMATED FAIR VALUE VOLATILITY AT DECEMBER 31, 1997
(IN MILLIONS)
----------------------------------------------------
Foreign Currency Risk (VAR):
  Forwards, Options......................$ (0.7)
Interest Rate Risk (VAR):
  Swaps..................................$ (2.2)
Commodity Price Risk (Sensitivity):
  Futures, Swaps, Options................$(15.9)
----------------------------------------------------

  The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's principal commodities. In actuality, commodity price volatility is dependent on many factors impacting supply and demand that are impossible to forecast. Therefore, changes in fair value over time could differ substantially from the hypothetical change shown above.

   VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method for currencies and covariance method for interest rates) which incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility amount provided represents the maximum one-day loss each portfolio could experience for 19 out of every 20 trading days (95% confidence level).

   The preceding volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. See Note 4 for additional information.

                  BUSINESS INVESTMENTS

   Anheuser-Busch made several strategic business investments in 1997, 1996 and 1995. A summary of current issues related to those investments is presented below.
See Note 2 for additional information.

GRUPO MODELO

   In 1993, the company purchased a 17.7% direct and indirect interest in Diblo, the operating subsidiary of Grupo Modelo, Mexico's largest brewer. In May 1997, the company completed the purchase of an additional 25% interest in Grupo Modelo and now holds a 37% direct and indirect interest in Diblo.

   In June 1997, the company exercised its option to purchase an additional 13.2% of Diblo for $550 million, which will result in Anheuser-Busch holding a 50.2% direct and indirect interest in Diblo when completed.
Due diligence is complete and Anheuser-Busch and the controlling shareholders of Grupo Modelo are pursuing arbitration to resolve a dispute concerning the purchase price for the option shares.


46 Anheuser-Busch Companies
     1997 Annual Report

                               MANAGEMENT'S DISCUSSION & ANALYSIS
                              OF OPERATIONS & FINANCIAL CONDITION


             The company accounted for its investment in Grupo Modelo on the cost basis in 1996 and 1995. Due to the structure and composition of Anheuser-Busch's initial investment, the company was not required to adjust its Grupo Modelo investment to fair market value while on the cost basis. Additionally, the initial investment was configured such that the company's return was largely protected against devaluation of the peso. Therefore, the 1994 peso devaluation and subsequent depreciation relative to the U.S. dollar did not have a significant effect on the carrying value of the investment in 1996 or 1995.

             The company adopted the equity method of accounting in the second quarter 1997 commensurate with the increase in ownership to 37% and obtaining additional minority rights and representation on the Grupo Modelo Board of Directors. At that time, the company adjusted the carrying value of its Modelo investment by $189.4 million to reflect the impact of cumulative peso depreciation during the period for which the investment was accounted for under the cost method of accounting (1993 through 1996). The offset to this translation adjustment is included in the "Foreign Currency Translation Adjustment" line item in the Shareholders Equity section of the Consolidated Balance Sheet.


          ANTARCTICA

             In April 1996, the company purchased a 5% equity stake in Antarctica Empreendimentos e Participacoes
          (ANEP), a subsidiary controlling 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The investment agreement also provided the company with options allowing it to increase its investment to approximately 30% of ANEP beginning April 22, 1996 and generally expiring on April 21, 2002.

             In December 1997, the Brazilian trade commission
          (CADE), which in July 1997 originally ruled against Anheuser-Busch's partnership with Antarctica as a restraint of trade and called for the company to divest its investment in ANEP, revised its position and ruled the partnership to be valid, subject to certain conditions being met. The company is currently holding discussions with CADE regarding the ruling.

          STAG BREWERY

             In April 1995, the company entered into a joint venture with Scottish Courage Ltd. (formerly Courage Ltd.) which consolidated the brewing and packaging of Budweiser, primarily for the United Kingdom market, at the Stag Brewery in London, England. Anheuser-Busch owned a 50% share in the joint venture, which was accounted for on the equity basis in 1996 and 1995.

             In July 1997, the company purchased the remaining 50% of the joint venture. Under the agreement, Scottish Courage will retain ownership of the brewery. Anheuser -Busch will lease the site, operate the brewery and have control over future capital investments. The Stag operation is now consolidated.


                                     Anheuser-Busch Companies  47
                                        1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION


                      CORPORATE MATTERS

JUSTICE DEPARTMENT INQUIRY

   In October 1997, the company received
notification from the Justice Department that the Department had begun a civil investigation into the distribution and sale of beer, including
Anheuser-Busch's policies and practices in marketing and distribution. Anheuser-Busch is cooperating fully with the investigation and is unable at this time to determine what, if any, impact this investigation will have on the company's operations.

LABOR NEGOTIATIONS

   The existing contract with the Teamsters union covering hourly production workers at U.S. breweries expires on February 28, 1998. As a standard contingency, the company is building wholesaler inventories. The company is fully prepared to operate should it be necessary, but does not expect a strike. The contingency inventory increase is likely to result in above-trend volume performance in the first quarter.

WHOLESALER EQUITY AGREEMENT

   In the second quarter 1997, the company implemented an amended wholesaler equity agreement with its family of independent wholesalers. The amended agreement, which is the result of a joint effort between Anheuser-Busch and its wholesalers, better addresses the active involvement of wholesalers in their markets and updates wholesaler performance standards to reflect the competitive situation in today's beer business.


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

   The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plans capital projects or changes in processes.




48 Anheuser-Busch Companies
     1997 Annual Report

                                REPORT OF INDEPENDENT ACCOUNTANTS

             The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. These statements are prepared in accordance with generally accepted accounting principles.

             The company maintains accounting and reporting systems, supported by a system of internal accounting control, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1997, the company's internal auditors, in conjunction with Price Waterhouse LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.

             The Audit Committee of the Board of Directors, which consists of eight nonmanagement directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants and meets with the independent accountants and internal auditors to review the overall scope and specific plans for their respective audits. The Committee held four meetings during 1997. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.

             The report of Price Waterhouse LLP appears below.

          -------------------------------------------------------
          PRICE WATERHOUSE LLP

                         800 Market Street - St. Louis, MO  63101

          February 3, 1998                             [LOGO]
          To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

             We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the Consolidated Financial
          Statements audited by us present fairly, in all material respects, the financial position of Anheuser -Busch Companies, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

             As discussed in Note 2 and Note 3 to the Consolidated Financial Statements, in 1997 the company adopted the equity method of accounting for its investments in Grupo Modelo, S.A. de C.V. and its operating subsidiary, Diblo, S.A. de C.V. and changed its method of accounting for business process reengineering costs incurred in connection with information technology transformation projects, respectively.



          PRICE WATERHOUSE LLP



                                     Anheuser-Busch Companies  49
                                       1997 Annual Report

CONSOLIDATED BALANCE SHEET
Anheuser-Busch Companies and Subsidiaries

(In millions)
-----------------------------------------------------------------
DECEMBER 31,                                    1997        1996
-----------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and marketable securities............$   147.3   $    93.6
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $4.9 and $3.1 in 1997 and 1996..........    713.4       632.7
  Inventories:
    Raw materials and supplies..............    328.7       319.5
    Work in process.........................     87.8        80.6
    Finished goods..........................    133.7       131.0
      Total inventories.....................    550.2       531.1
  Other current assets......................    173.0       208.4
                                            ---------------------
    Total current assets....................  1,583.9     1,465.8
INVESTMENTS IN AFFILIATED COMPANIES           1,296.8       741.2
OTHER ASSETS................................  1,095.8     1,048.4
PLANT AND EQUIPMENT, NET....................  7,750.6     7,208.2
                                            ---------------------
    Total Assets............................$11,727.1   $10,463.6
                                            =====================
LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................$   791.8   $  726.8
  Accrued salaries, wages and benefits......    224.3      227.6
  Accrued taxes.............................    183.9      233.0
  Other current liabilities.................    300.7      243.5
                                            --------------------
    Total current liabilities...............  1,500.7    1,430.9
                                            --------------------
POSTRETIREMENT BENEFITS.....................    525.4      524.6
                                            --------------------
LONG-TERM DEBT..............................  4,365.6    3,270.9
                                            --------------------
DEFERRED INCOME TAXES.......................  1,293.6    1,208.1
                                            --------------------
COMMON STOCK AND OTHER SHAREHOLDERS EQUITY:
  Common stock, $1.00 par value, authorized
    800,000,000 shares......................    709.3      705.8
  Capital in excess of par value............  1,017.0      929.2
  Retained earnings.........................  7,604.9    6,924.5
  Foreign currency translation adjustment...   (214.0)      (8.8)
                                            --------------------
                                              9,117.2    8,550.7
  Treasury stock, at cost................... (4,793.3)  (4,206.2)
  ESOP debt guarantee.......................   (282.1)    (315.4)
                                            --------------------
                                              4,041.8    4,029.1
                                            --------------------
COMMITMENTS AND CONTINGENCIES...............
    Total Liabilities and Equity............$11,727.1  $10,463.6
                                            ====================
----------------------------------------------------------------
The company's financial statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 54-73 of this report.



50 Anheuser-Busch Companies
     1997 Annual Report

                                 Consolidated Statement of Income
                        Anheuser-Busch Companies and Subsidiaries

(In millions, except per share)
----------------------------------------------------------------
YEAR ENDED DECEMBER 31,             1997       1996      1995
----------------------------------------------------------------
Sales...........................$ 12,832.4  $12,621.5  $12,004.5
  Less excise taxes.............   1,766.2    1,737.8    1,664.0
                                --------------------------------
Net sales.......................  11,066.2   10,883.7   10,340.5
  Cost of products and services.   7,096.9    6,964.6    6,791.0
                                --------------------------------
Gross profit....................   3,969.3    3,919.1    3,549.5
  Marketing, distribution and
    administrative expenses.....   1,916.3    1,890.0    1,756.6
  Gain on sale of St. Louis
     Cardinals..................      -          54.7       -
  Shutdown of Tampa brewery.....      -          -         (160.0)
                                --------------------------------
Operating income................   2,053.0    2,083.8    1,632.9
  Interest expense..............    (261.2)    (232.8)    (225.9)
  Interest capitalized..........      42.1       35.5       24.3
  Interest income...............       7.9        9.4        9.9
  Other income/(expense), net...      (9.3)      (3.0)      20.5
                                --------------------------------
Income before income taxes......   1,832.5    1,892.9    1,461.7
                                --------------------------------
Provision for income taxes:
  Current.......................     612.2      643.0      523.8
  Deferred......................      91.4       93.8       51.3
                                --------------------------------
                                     703.6      736.8      575.1
Equity income, net of tax.......      50.3       -          -
                                --------------------------------
Income from continuing operations  1,179.2    1,156.1      886.6
Income/(Loss) from discontinued
   operations...................      -          33.8     (244.3)
                                --------------------------------
Income before cumulative effect
  of accounting change..........   1,179.2    1,189.9      642.3
Cumulative effect of accounting
  change, net of tax of $6.2....     (10.0)      -          -
                                --------------------------------
NET INCOME......................$  1,169.2  $ 1,189.9  $   642.3
                                ================================
BASIC EARNINGS PER SHARE:
  Continuing operations.........$      2.39 $     2.31 $    1.73
  Discontinued operations.......       -           .07      (.47)
                                --------------------------------
  Income before cumulative
    effect of accounting change.       2.39       2.38      1.26
  Cumulative effect of
    accounting change...........       (.02)      -         -
                                --------------------------------
  Net income....................$      2.37  $    2.38 $    1.26
                                ================================
DILUTED EARNINGS PER SHARE:
  Continuing operations.........$      2.36  $    2.27 $    1.71
  Discontinued operations.......       -           .07      (.47)
                                --------------------------------
  Income before cumulative
    effect of accounting change.       2.36       2.34      1.24
  Cumulative effect of
    accounting change...........       (.02)      -         -
                                --------------------------------
  Net income....................$      2.34  $    2.34 $    1.24
                                ================================

----------------------------------------------------------------
The company's financial statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 54-73 of this report.


                                     Anheuser-Busch Companies  51
                                       1997 Annual Report

CONSOLIDATED STATEMENT OF
CHANGES IN SHAREHOLDERS EQUITY
Anheuser-Busch Companies and Subsidiaries


(In millions, except per share)
--------------------------------------------------------------------------------------
                                                                              Foreign
                                     Capital in                       ESOP    Currency
                               Common Excess of  Retained  Treasury   Debt   Translation
                               Stock  Par Value  Earnings   Stock   Guarantee Adjustment
                               --------------------------------------------------------
BALANCE AT DECEMBER 31, 1994   $343.8 $ 856.8 $ 6,656.7 $ (3,042.6) $ (377.4) $(21.8)
Net income.....................                   642.3
Common dividends paid
  ($0.84 per share)............                  (429.5)
Shares issued under stock
  plans and conversions
  of convertible debentures....   3.5   155.4        .1
Reduction of ESOP debt.........                                         30.3
Treasury stock acquired........                             (393.4)
Foreign currency translation
  adjustment...................                                                  9.7
                               -------------------------------------------------------
BALANCE AT DECEMBER 31, 1995    347.3 1,012.2   6,869.6   (3,436.0)   (347.1)  (12.1)
Net income.....................                 1,189.9
Common dividends paid
  ($0.92 per share)............                  (458.9)
Shares issued under stock
  plans and conversions
  of convertible debentures....   9.0   266.5       3.9
Two-for-one stock split........ 349.5  (349.5)
Reduction of ESOP debt.........                                         31.7
Treasury stock acquired........                             (770.2)
Foreign currency translation
  adjustment...................                                                  3.3
Spin-off of
  The Earthgrains Company......                  (680.0)
                               --------------------------------------------------------
BALANCE AT DECEMBER 31, 1996    705.8   929.2   6,924.5   (4,206.2)   (315.4)    (8.8)
Net income.....................                 1,169.2
Common dividends paid
  ($1.00 per share)............                  (492.6)
Shares issued under stock plans   3.5    87.8       3.8
Reduction of ESOP debt.........                                         33.3
Treasury stock acquired........                             (587.1)
Foreign currency translation
  adjustment...................                                                (205.2)
                               --------------------------------------------------------
BALANCE AT DECEMBER 31, 1997   $709.3 $1,017.0 $7,604.9  $(4,793.3)  $(282.1) $(214.0)
                               ========================================================

The company's financial statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 54-73 of this report.


52  Anheuser-Busch Companies
      1997 Annual Report

                                        CONSOLIDATED STATEMENT OF
                                                       CASH FLOWS
                        Anheuser-Busch Companies and Subsidiaries

(In millions)
----------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                               1997       1996      1995
----------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income.......................................$ 1,169.2  $ 1,189.9   $  642.3
  Discontinued operations..........................     -         (33.8)     244.3
  Cumulative effect of accounting change...........     10.0       -          -
                                                   -------------------------------
  Income from continuing operations................  1,179.2    1,156.1      886.6
  Adjustments to reconcile income
   from continuing operations to
   cash provided by operating activities:
      Depreciation and amortization................    683.7      611.5      573.9
      Deferred income taxes........................     91.4       93.8       51.3
      Undistributed earnings of affiliated
        companies..................................    (49.9)      -          -
      After-tax gain on sale of St. Louis
        Cardinals..................................      -        (33.4)
       Shutdown of Tampa brewery...................      -         -         112.3
       Decrease/(Increase) in noncash
        working capital............................      5.4      233.7     (262.0)
      Other, net...................................    (93.2)     (92.8)      63.8
                                                   -------------------------------
  Cash provided by operating activities............  1,816.6    1,968.9    1,425.9
  Net cash provided by/(provided to)
        discontinued operations....................     -          52.0      (11.0)
                                                   -------------------------------
  Total cash provided by operating activities......  1,816.6    2,020.9    1,414.9
                                                   -------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures............................. (1,199.3)  (1,084.6)    (952.5)
  New business acquisitions........................   (683.3)    (135.7)     (82.9)
  Proceeds from sale of St. Louis Cardinals........     -         116.6       -
                                                   -------------------------------
  Cash used for investing activities............... (1,882.6)  (1,103.7)  (1,035.4)
                                                   -------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Increase in long-term debt.......................  1,245.9      773.6      597.6
  Decrease in long-term debt.......................   (141.6)    (575.1)    (296.4)
  Dividends paid to shareholders...................   (492.6)    (458.9)    (429.5)
  Acquisition of treasury stock....................   (587.1)    (770.2)    (393.4)
  Shares issued under stock plans..................     95.1      113.4       91.8
                                                   -------------------------------
  Cash provided by/(used for) financing activities.    119.7     (917.2)    (429.9)
                                                   -------------------------------
Net increase/(decrease) in cash and
  marketable securities during the year............     53.7       -         (50.4)
Cash and marketable securities, beginning of year..     93.6       93.6      144.0
                                                   -------------------------------
Cash and marketable securities, end of year........$   147.3  $    93.6   $   93.6
                                                   ===============================
----------------------------------------------------------------------------------


The company's financial statements should be read in conjunction with the Notes to Consolidated Financial Statements appearing on pages 54-73 of this report.

                                     Anheuser-Busch Companies  53
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company s Consolidated Financial Statements included in this annual report. These principles and policies conform to generally accepted accounting principles.
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.
Actual results could differ from those estimates and assumptions.

PRINCIPLES OF CONSOLIDATION

   The Consolidated Financial Statements include the accounts of the company and all its subsidiaries. The company generally consolidates all majority-owned subsidiaries, accounts for equity investments below the 20% level under the cost method and applies the equity method of accounting for equity investments between 20% and 50%. All significant intercompany transactions have been eliminated. Minority interests in consolidated subsidiaries are not material.

FOREIGN CURRENCY TRANSLATION

   Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for the results of operations.
Translation adjustments are reported as a separate component of shareholders equity. Translation practice differs for foreign operations in hyperinflationary economies. See Note 2 for additional discussion.
Exchange rate adjustments related to foreign currency transactions are recognized in income as incurred.

CASH AND MARKETABLE SECURITIES

   Cash and marketable securities include cash on hand, demand deposits and short-term investments with initial maturities generally of 90 days or less.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

   The excess of the cost over the net assets of acquired businesses, which is included in Other Assets on the Consolidated Balance Sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1997 and 1996 was $106.6 million and $93.7 million, respectively. The on-going recoverability of goodwill is monitored based on analysis of appropriate operating unit performance and consideration of significant events or changes in the overall business environment.

INVENTORIES AND PRODUCTION COSTS

   Inventories are valued at the lower of cost or market.
Cost is determined under the last-in, first-out method
(LIFO) for approximately 75% and 76%, respectively, of total inventories at December 31, 1997 and 1996. Had the average-cost method (which approximates replacement cost) been used with respect to such inventories at December 31, 1997 and 1996, total inventories would have been $117.5 million and $124.3 million higher, respectively.

PLANT AND EQUIPMENT

   Plant and equipment is carried at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When plant and equipment are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in earnings.

   Depreciation is provided on the straight-line method over the estimated useful lives of the assets, resulting in annual depreciation rates on buildings ranging from 2% to 10% and on machinery and equipment ranging from 4% to 25%.


54  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          INCOME TAXES

             The provision for income taxes is based on income and expense amounts as reported in the Consolidated Statement of Income. The company utilizes certain provisions of federal income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."

          DERIVATIVE FINANCIAL INSTRUMENTS

             All derivative instruments held by the company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability, as appropriate depending on the circumstances. Gains and losses upon settlement of derivative positions because the underlying transaction is no longer expected to occur are recognized in earnings in the period incurred. Option premiums paid are recorded as assets and amortized over the life of the option. Excluding certain interest rate swaps, derivatives generally have initial terms of less than two years and all currently hedged transactions are expected to occur within the next two years. See Note 4 for additional information.

          RESEARCH AND DEVELOPMENT COSTS, ADVERTISING AND
          PROMOTIONAL COSTS, AND INITIAL PLANT COSTS

             Research and development costs, advertising and promotional costs, and initial plant costs are expensed in the year in which these costs are incurred.
          Advertising and promotional expenses were $603.6 million, $701.3 million and $683.0 million in 1997, 1996 and 1995, respectively.

          EARNINGS PER SHARE

             Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. See Note 17 for additional information.

          SYSTEMS DEVELOPMENT COSTS

             The company capitalizes certain systems development costs that meet established criteria. Amounts capitalized are amortized to expense over a five-year period. In 1997, 1996 and 1995, the company capitalized systems development costs of $32.6 million, $83.0 million, and $43.7 million, respectively. Accumulated amortization related to capitalized systems costs was $59.4 million and $25.8 million at December 31, 1997 and 1996, respectively.

          STOCK-BASED COMPENSATION

             The company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the company applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to the market price on the day of grant.

             During 1996, FAS No. 123, "Accounting for Stock -Based Compensation," became effective for the company. FAS 123 prescribes the recognition of compensation expense based on the fair value of options as determined on the grant date. However, FAS 123 allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note 5 for additional information.


                                     Anheuser-Busch Companies  55
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------
2. BUSINESS INVESTMENTS

   In 1993, Anheuser-Busch purchased a 17.7% direct and indirect equity interest in Diblo S.A. de C.V., the operating subsidiary of Grupo Modelo S.A. de C.V., Mexico's largest brewer and producer of the Corona brand, for $477 million. In May 1997, the company increased its direct and indirect equity ownership in Diblo to 37% for an additional $605 million.
Effective with the increase in equity ownership to 37%, the company received expanded minority rights, increased its representation on Modelo's Board of Directors to 10 of 21 members and adopted the equity method of accounting for its investment. Equity income recognized in 1997 reflects the company s 17.7% ownership from January through May and its 37% ownership thereafter. The difference between income recognized on the cost basis in prior years and what would have been recognized had the company applied equity accounting in those years is not material. Included in the carrying amount of the Modelo investment is goodwill of $246.3 million, which is being amortized over 40 years. Dividends received from Grupo Modelo in 1997 totaled $16.4 million.

   In June 1997, the company exercised its remaining option to purchase an additional 13.2% equity interest in Diblo for $550 million. Due diligence is complete and the company and the controlling shareholders of Grupo Modelo are pursuing arbitration to resolve a dispute concerning the purchase price for the option shares. When completed, the company will own a 50.2% direct and indirect interest in Diblo. However, the company will not have voting control and will therefore continue to account for its Modelo investment on the equity basis.

   For foreign operations in countries whose economies are considered highly inflationary (cumulative three-year inflation in excess of 100%, therefore the U.S. dollar is deemed the functional currency), currency translation practice in accordance with FAS No. 52, "Foreign Currency
Translation," requires that property, other long-lived assets, long-term liabilities and related profit and loss accounts be translated at historical rates of exchange.
Also, net monetary asset and liability related translation adjustments are included in earnings for operations in highly inflationary economies. Effective January 1, 1997,
Mexico's economy was deemed highly inflationary for accounting purposes under FAS 52 and, accordingly, all monetary translation gains and losses related to the Modelo and Diblo investments will be recognized in equity income until the hyperinflationary period ends.

   Summary financial information for Grupo Modelo is
presented below (in millions). The amounts presented
are implied consolidated Grupo Modelo operating results
and financial position adjusted as necessary to account
for differences between Mexican and U.S. generally
accepted accounting principles, and reflect Anheuser-
Busch's appropriate pro rata equity interest during
the year.
-------------------------------------------------------
                                                 1997
                                             ----------
Current assets............................... $  856.7
Noncurrent assets............................  2,297.5
Current liabilities..........................    176.0
Noncurrent liabilities.......................     58.2
Gross sales..................................  1,353.6
Net sales....................................  1,268.2
Gross profit.................................    594.6
Minority interest............................     26.6
Income from continuing operations............    138.0
Net income...................................    138.0
------------------------------------------------------

56 Anheuser-Busch Companies
     1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             In April 1996, the company invested $52.5 million to purchase a 5% equity stake in Antarctica Empreendimentos e Participacoes (ANEP), a subsidiary controlling approximately 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. As a result of holding certain minority rights and having gained representation on the ANEP Board of Directors in late 1996, the company changed its accounting method for the investment in ANEP from the cost to the equity method effective January 1, 1997. The difference between income recognized on the cost basis in 1996 and what would have been recognized had the company applied equity accounting is not material. The company also owns a 51% interest in, and operates a joint venture with, Antarctica for the marketing, sales and distribution of Budweiser in Brazil. The joint venture, Budweiser Brasil Ltda., is consolidated.

             In February 1996, the company entered into a brewing and distribution alliance with Compania Cervecerias Unidas S.A. (CCU) and Buenos Aires Embotelladora S.A. (BAESA) and purchased a 4.4% stake in CCU-Argentina, CCU's Argentine brewing subsidiary, for $4 million in combined cash and equipment. The investment in CCU -Argentina is accounted for on the cost basis.

             The company owns an 86.6% interest in a joint venture which owns the Wuhan brewery located in the People's Republic of China (China). The joint venture brews and distributes Budweiser primarily in the northern, eastern and central regions of China. The Wuhan joint venture is consolidated.

             In 1997, the company purchased the remaining 50% of the Stag Brewing Company Ltd. (SBCL) from its partner Scottish Courage. Budweiser is brewed and packaged at the Stag Brewery primarily for distribution in the United Kingdom. Scottish Courage owns and leases the brewery site to SBCL. The company's investment in SBCL is now consolidated.

             In 1997 the company purchased a 30.9% equity stake in Widmer Bros. Brewing of Portland, Ore. Widmer products are distributed exclusively through Anheuser -Busch wholesalers in substantially all major U.S. markets. The company accounts for this investment under the equity method.

          -------------------------------------------------------
          3. CHANGE IN ACCOUNTING PRINCIPLE

             In November 1997, the Emerging Issues Task Force
          (EITF) of the Financial Accounting Standards Board released consensus No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Project or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." The EITF consensus specifically defined systems reengineering costs and mandated such costs be expensed as incurred. Additionally, any systems reengineering costs previously capitalized and unamortized were to be immediately charged against earnings.

             In accordance with the EITF consensus, the company recorded a $10 million after-tax charge ($.02 per share) for capitalized systems reengineering costs in the fourth quarter 1997. The charge is shown as a separate cumulative effect of accounting change line item in the Consolidated Statement of Income. Prospectively, the company will expense all such costs as incurred.



                                     Anheuser-Busch Companies  57
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------
4. FINANCIAL INSTRUMENTS

   The company currently uses the following derivative financial instruments: purchased options and forward contracts for foreign currency risk; swaps for interest rate risk; and futures, swaps and purchased options for commodity price risk. All derivatives are off-balance-sheet and therefore have no carrying value. Because the company hedges only with instruments that have high correlation with the underlying transaction pricing, changes in derivatives fair value are expected to be offset by changes in pricing.

   The following table summarizes the underlying notional transaction amounts and fair values for outstanding derivatives, by risk category and instrument type, at
December 31 (in millions):
----------------------------------------------------------------
                                       1997             1996
                                 -------------------------------
                                 Notional Fair   Notional  Fair
                                  Amount  Value   Amount   Value
                                 -------------------------------
Foreign Currency:
  Forwards......................  $ 75.7 $ (1.1)  $ 35.3  $   .2
  Options.......................   265.5   15.3    209.2     9.9
                                  ------------------------------
                                   341.2   14.2    244.5    10.1

                                  ------------------------------
Interest Rate:
  Swaps.........................   425.2  (49.8)   487.4   (12.5)
                                  -------------------------------
Commodity Price:
  Swaps.........................   140.5   (2.9)   105.2     5.7
  Futures.......................    22.9    (.4)    37.1     2.5
  Options.......................     5.6            68.3    (1.5)
                                  -------------------------------
                                   169.0   (3.3)   210.6     6.7
                                  -------------------------------
Total of outstanding derivatives  $935.4 $(38.9)  $942.5  $  4.3
                                  ===============================
-----------------------------------------------------------------

   The interest rate swap and currency exchange agreements related to the dual-currency notes discussed in Note 8 are included as interest rate swaps in the preceding table. These agreements are entered into as an integral part of an overall structure with the dual-currency notes to provide the company with floating-rate financing at rates below market rates for commercial paper.

   Because the company has operations in Japan and the United Kingdom, it has "long" exposure to the yen and the pound, respectively. The company s exposures to other currencies are essentially "short," primarily for the German mark. Long indicates the company has foreign currency in excess of its needs while short indicates the company requires additional foreign currency to meet its needs. For commodity derivatives, as a net user of raw materials, the company's underlying exposure is naturally short, indicating additional quantities must be obtained to meet anticipated production requirements.

CONCENTRATION OF CREDIT RISK

   The company does not have a material concentration of accounts receivable or other credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

   Nonderivative financial instruments included in the Consolidated Balance Sheet are cash, commercial paper and long-term debt. The fair value of long-term debt, based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $4.5 billion and $3.4 billion at December 31, 1997 and 1996, respectively.



58 Anheuser-Busch Companies
     1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          -------------------------------------------------------
          5. STOCK OPTION PLANS

             Under terms of the company's incentive stock option plans, officers and certain other employees may be granted options to purchase the company's common stock at no less than 100% of the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 1997, 1996 and 1995, a total of 27 million, 31 million and 36.1 million shares, respectively, were reserved for future issuance under the plans. Certain of the plans also provide for the granting of stock appreciation rights (SARs) in tandem with stock options. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. There were no SARs outstanding under the plans at December 31, 1997 and 1996.

             Had compensation expense for the company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the company's income from continuing operations and earnings per share for the years ended December 31, 1997 and 1996 would have been impacted as shown in the following table (in millions, except per share). The pro forma results shown below reflect only the impact of options granted in 1996 and 1995. Because options are granted at the end of the year, there is no pro forma impact for 1995. The pro forma impact is expected to increase in 1998 and then remain relatively constant thereafter, absent significant changes to valuation assumptions or option grant patterns.
          ------------------------------------------------------
                                                 1997     1996
                                               -----------------
          Reported income from continuing
            operations.........................$1,179.2 $1,156.1
          Pro forma income from continuing
            operations......................... 1,165.0  1,149.0
          Reported diluted earnings per
            share from continuing operations...    2.36      2.27
          Pro forma diluted earnings per
            share from continuing operations...    2.33      2.26
          -------------------------------------------------------
             The fair value of options granted (which is
          amortized to expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
          -------------------------------------------------------
                                            1997    1996    1995
                                           ----------------------
          Expected life of option......... 5 yrs.  5 yrs.  5 yrs.
          Risk-free interest rate.........  5.7%    6.2%    5.5%
          Expected volatility of
             Anheuser-Busch stock.........   15%     15%     15%
          Expected dividend yield on
             Anheuser-Busch stock.........  2.3%    2.3%    2.5%
          -------------------------------------------------------
             The weighted average fair value of options granted
          during 1997, 1996 and 1995 is as follows:
          -------------------------------------------------------
                                               1997   1996   1995
                                             --------------------
          Fair value of each option granted.. $8.37 $8.30 $5.98 Total number of options granted
            (in millions)....................  5.6    4.1    5.8
                                             --------------------
          Total fair value of all options
            granted (in millions)............$46.9  $34.0  $34.7
                                             ====================
          -------------------------------------------------------
             In accordance with FAS 123, the weighted average
          fair value of stock options granted is required to be
          based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the company's incentive stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price would benefit all stockholders commensurately.


                                      Anheuser-Busch Companies 59
                                        1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Presented below is a summary of stock option plans activity for the years shown:
-----------------------------------------------------------------
                                      Wtd. Avg.         Wtd. Avg.
                                      Exercise  Options  Exercise
                             Options   Price   Exercisable Price
                             -------   -----   ----------- -----
BALANCE, DECEMBER 31, 1994  24,871,180  $22.37
  Granted.................   5,779,850   32.33
  Exercised...............  (5,051,464)  18.59
  Cancelled...............    (306,688)  25.79
                            -----------
BALANCE, DECEMBER 31, 1995  25,292,878  $25.36  15,259,418 $22.93
  Granted.................   4,149,588   40.59
  Exercised...............  (4,945,152)  22.37
  Cancelled...............    (176,650)  28.22
                            -----------
BALANCE, DECEMBER 31, 1996  24,320,664  $28.55 15,234,258  $24.67
  Granted.................   5,557,073   43.37
  Exercised...............  (3,971,384)  22.48
  Cancelled...............    (185,377)  35.11
                            -----------
BALANCE, DECEMBER 31, 1997  25,720,976  $32.64 15,908,186  $27.69
                            =====================================
-----------------------------------------------------------------
   The following table summarizes information for options currently outstanding and exercisable at December 31, 1997:
-----------------------------------------------------------------
              Options Outstanding         Options Exercisable
           -----------------------------  --------------------
                     Wtd. Avg. Wtd. Avg.             Wtd. Avg.
Range of             Remaining Exercise              Exercise
Prices      Number     Life      Price     Number      Price
------      ------     ----      -----     ------      -----
$15-26      7,946,134  5 yrs     $22.71    7,946,134   $22.71
 27-37      8,223,126  7 yrs      31.08    6,450,272    30.73
 38-45      9,551,716  9 yrs      42.25    1,511,780    40.90
            ---------                      ---------
$15-45     25,720,976  7 yrs     $32.64   15,908,186   $27.69
=============================================================
-------------------------------------------------------------
   Option quantities and prices have been adjusted for the impact of the Earthgrains spin-off and the two-for-one stock split in September 1996.

   The company's stock option plans provide for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the company (Acceleration Events). Certain of the plans also provide that optionees may be granted Limited Stock Appreciation Rights (LSARs). LSARs become exercisable, in lieu of an option, upon the occurrence, at least six months following the date of grant, of an Acceleration Event. The LSARs entitle the holder to a cash payment per share equivalent to the excess of the share value (under terms of the LSAR) over the grant price. As of December 31, 1997 and 1996, there were .4 million and 1.0 million, respectively, of LSARs outstanding.


60 Anheuser-Busch Companies
     1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          -------------------------------------------------------
          6. EMPLOYEE STOCK OWNERSHIP PLANS

             In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans. Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.3% and used the proceeds to buy approximately 22.7 million shares of common stock from the company at market price. The debt is guaranteed by the company and the shares are being allocated to participants over 15 years as contributions are made to the plans.

             ESOP cash contributions and expense accrued during the calendar year are determined by several factors, including the market price and number of shares allocated to participants, debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company.

             ESOP cash contributions are made in March and September in accordance with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):
          -------------------------------------------------------
                                        1997       1996     1995
                                       --------------------------
          Cash contributions........   $ 15.2     $21.8     $45.8
                                       ==========================
          Dividends.................   $  9.9     $10.4     $10.8
                                       ==========================
          -------------------------------------------------------
             Total ESOP expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the debt. Total ESOP expense for the three years ended December 31 is presented below (in millions):
          -------------------------------------------------------
                                        1997      1996      1995
                                       --------------------------
          Operating expense...........  $ 8.6     $14.3     $19.6
          Interest expense............    6.7      11.6      18.0
                                        -------------------------
          Total expense...............  $15.3     $25.9     $37.6
                                        =========================
          -------------------------------------------------------
          7. RETIREMENT BENEFITS

          PENSION PLANS

             The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31 is presented below (in millions):
          -------------------------------------------------------
                                                 1997 1996  1995
                                                -----------------
          Single-employer defined benefit plans $12.0 $18.6 $29.6
          Multi-employer plans.................  13.2  20.2  26.1
          Defined contribution plans...........  15.9  18.3  15.0
                                                -----------------
          Total pension expense................ $41.1 $57.1 $70.7
                                                =================
          -------------------------------------------------------
             Net pension expense for single-employer defined
          benefit plans was comprised of the following for the
          three years ended December 31 (in millions):
          -------------------------------------------------------
                                              1997   1996   1995
                                             --------------------
          Service cost (benefits earned
            during the year).................$ 51.5 $ 49.3 $41.0
          Interest cost on projected benefit
            obligation....................... 100.7   76.3  64.4
          Assumed return on assets...........(141.0)(107.9)(80.6)
          Amortization of prior service cost,
            actuarial gains/losses and the
            excess of market value of plan
            assets over projected benefit
            obligation at January 1, 1986....    .8     .9   4.8
                                             -------------------
          Net pension expense................$ 12.0 $ 18.6 $29.6
                                             ===================
          ------------------------------------------------------



                                     Anheuser-Busch Companies  61
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans were as follows for the three years ended December 31:
--------------------------------------------------------------
                                              1997 1996  1995
                                             -----------------
Discount rate...............................  7.75% 7.5%  8.0%
Long-term rate of return on plan assets..... 10.0% 10.0% 10.0%
Weighted-average rate of compensation
  increase..................................  5.5%  5.5%  5.5%
--------------------------------------------------------------
   The actual dollar return on pension assets was $396.1 million, $142.3 million and $140.9 million in 1997, 1996 and 1995, respectively.

   The following tables set forth the funded status of all company single-employer defined benefit plans at December 31
(in millions):
---------------------------------------------------------------
                                               1997      1996
                                             ------------------
Plan assets at fair market value primarily
  corporate equity securities and publicly
  traded bonds.............................. $1,821.4  $1,237.4
                                             ------------------
Accumulated benefit obligation:
  Vested benefits........................... (1,138.6)   (846.7)
  Nonvested benefits........................   (123.1)    (84.1)
                                             ------------------
Accumulated benefit obligation.............. (1,261.7)   (930.8)
Effect of projected compensation increases     (166.7)   (180.5)
                                             ------------------
Projected benefit obligation................ (1,428.4) (1,111.3)
                                             ------------------
Plan assets in excess of projected benefit
  obligation................................ $  393.0  $  126.1
                                             ==================
---------------------------------------------------------------
   Plan assets in excess of projected benefit obligation
consist of the following at December 31:
-----------------------------------------------------------------
                                                  1997     1996
                                                 ----------------
Unamortized excess of market value of plan
  assets over projected benefit obligation at
  January 1, 1986 being amortized over 15 years..$ 33.3   $ 40.5
Unrecognized net actuarial gains/(losses)........ 240.8     (7.8)
Prior service costs.............................. (66.2)   (73.9)
Prepaid pension.................................. 185.1    167.3
                                                 ---------------
                                                 $393.0   $126.1
                                                 ===============
-----------------------------------------------------------------
The assumptions used in determining the funded status of the plans as of December 31 were as follows:
-----------------------------------------------------------------
                                                    1997    1996
                                                  ---------------
Discount rate.....................................  7.5%    7.75%
Weighted-average rate of compensation increase....  4.75%   5.5%
-----------------------------------------------------------------
   Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours worked.


62  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

             The company provides certain health care and life insurance benefits to eligible retired employees. Most current participants become eligible for retiree health care benefits if they accrue 10 years of continuous service after age 45.

             The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all single -employer defined benefit plans at December 31 (in millions):
          -------------------------------------------------------
                                                     1997   1996
                                                   --------------
          Retirees................................ $145.0  $125.4
          Fully eligible active plan participants.   79.4    77.0
          Other active plan participants..........   94.0    94.2
                                                   --------------
          Accumulated postretirement benefit
            obligation............................  318.4   296.6
          Unrecognized prior service benefits.....   99.6   111.2
          Unrecognized net actuarial gains........  119.4   128.8
                                                   --------------
          Total postretirement benefit liability.. $537.4  $536.6
                                                   ==============
          -------------------------------------------------------
             As of December 31, 1997 and 1996, $12.0 million of these obligations were classified as current liabilities and $525.4 million and $524.6 million were classified as long-term liabilities, respectively.

             Net periodic postretirement benefits expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):
         -------------------------------------------------------
                                              1997   1996   1995
                                             -------------------
         Service cost (benefits attributed
           to service during the year)...... $12.0  $17.1  $20.8
         Interest cost on accumulated
           postretirement benefit obligation  23.2   22.9   23.9
         Amortization of prior service
           benefit.......................... (11.7) (11.7) (11.8)
         Amortization of actuarial gains.... (10.1)  (7.4)   -
                                             -------------------
         Net periodic postretirement
           benefits expense................. $13.4  $20.9  $32.9
                                             ===================
         --------------------------------------------------------
             In measuring the APBO, annual trend rates for health care costs of 8.3%, 9.0% and 12.5% were assumed for 1997, 1996 and 1995, respectively. These rates were assumed to decline ratably over the subsequent 9-12 years to 5.3% for 1997 and 6.5% for 1996 and 1995, and remain at that level thereafter. The weighted average discount rate used in determining the APBO was 8.0% and 8.25% at December 31, 1997 and 1996, respectively.

             If the assumed health care cost trend rate changed by 1%, the APBO as of December 31, 1997 would change by 15%. The effect of a 1% change in the cost trend rate on the service and interest cost components of net periodic postretirement benefits expense would be a change of 18%.



                                     Anheuser-Busch Companies  63
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------
8. LONG-TERM DEBT

   Long-term debt at December 31 consisted of the following
(in millions):
-----------------------------------------------------------------
                                                   1997    1996
                                                 ----------------
Commercial Paper (weighted average interest
   rates of 5.5% in 1997 and 5.3% in 1996).....  $ 591.9   $155.5
Medium-term Notes Due 1998 to 2001 (interest
   rates from 5.5% to 8.0%)....................     62.5     95.0
8.625% Sinking Fund Debentures Maturing 1998
   to 2016.....................................     22.5    105.8
8.5% Sinking Fund Debentures Maturing 1998
   to 2017.....................................     45.5     45.5
8.75% Notes Due 1999...........................    250.0    250.0
5.1% Japanese yen/Australian dollar Notes
   Due 1999....................................    262.4    262.4
4.1% Japanese yen/U.S. dollar Notes Due 2001...    162.8     -
6.9% Notes Due 2002............................    200.0    200.0
6.75% Notes Due 2003...........................    200.0    200.0
6.75% Notes Due 2005...........................    200.0    200.0
7% Notes Due 2005..............................    100.0    100.0
6.75% Notes Due 2006...........................    250.0    250.0
7.1% Notes Due 2007............................    250.0     -
9% Debentures Due 2009.........................    350.0    350.0
7.25% Debentures Due 2015......................    150.0    150.0
7.125% Notes Due 2017..........................    250.0     -
7.375% Debentures Due 2023.....................    200.0    200.0
7% Debentures Due 2025.........................    200.0    200.0
6.75% Debentures Due 2027......................    100.0     -
Industrial Revenue Bonds (interest rates
   from 5.625% to 7.4%)........................    198.4    157.4
8.3% ESOP Debt.................................    282.1    315.4
Other Long-term Debt...........................     37.5     33.9
                                                -----------------
                                                $4,365.6 $3,270.9
                                                =================
-----------------------------------------------------------------
   Gains/losses on debt redemptions (either individually or in the aggregate) are not material for any year presented.

   In December 1996, simultaneous with the issuance of the 5.1% Japanese yen/Australian dollar notes, the company entered into a $262.4 million notional amount interest rate swap and currency exchange agreement. In October 1997, the company entered into a similar swap and exchange agreement for the notional amount of the $162.8 million of 4.1% Japanese yen/US dollar notes. Under the agreements, the counterparties will fund the semi-annual yen-denominated fixed-rate coupon payments and Anheuser-Busch will make quarterly LIBOR-based U.S. dollar-denominated floating-rate payments to the counterparties. The Australian dollar agreement also requires Anheuser-Busch to pay the counterparty $262.4 million at maturity in exchange for the counterparty funding the Australian dollar redemption liability. The 4.1% dual-currency notes mature in U.S. dollars.



64  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             The impact of the Australian dollar exchange
          agreement on the company's 5.1% dual-currency notes at December 31 is as follows:
          -------------------------------------------------------
                                                  1997    1996
                                                 ----------------
          5.1% Japanese yen/Australian dollar
            Notes Due 1999...................... $209.1   $255.3
          Effect of U.S. dollar/Australian
            dollar exchange agreement...........   53.3      7.1
                                                 ----------------
                                                 $262.4   $262.4
                                                 ================
          -------------------------------------------------------
             Under the terms of the agreements, the U.S. dollar floating-rate interest payments and the dollar -denominated redemptions are the only obligations the company has relating to the dual-currency notes. All currency exchange risk between the U.S. dollar, the Australian dollar and the Japanese yen is borne by the applicable counterparty. Only in the event of counterparty default, the risk of which the company considers remote, would Anheuser-Busch be exposed to currency exchange risk.

             The company has in place a single committed revolving credit agreement totaling $1 billion, which expires in August 2001. The agreement provides that under certain circumstances the company may select among various loan arrangements with differing maturities and among a variety of interest rates, including a negotiated rate. At December 31, 1997 and 1996, the company had no outstanding borrowings under the agreement. Fees under the agreements were $.6 million, $.7 million and $.8 million in 1997, 1996 and 1995, respectively.

             At December 31, 1997 and 1996, outstanding commercial paper borrowings are classified as long-term debt because commercial paper is maintained on a long -term basis with ongoing credit support provided by the revolving credit agreement. The company may also choose to refinance some or all of its commercial paper debt with long-term notes or debentures.

             In 1989, the company issued $241.7 million of 8% debentures maturing in 1996 and convertible into preferred stock at a price of $23.39 each (adjusted for the September 1996 stock split and the Earthgrains spin-off). Each share of preferred stock was convertible into one share of common stock. In September 1996, the company completed the conversion of all outstanding convertible debentures. In 1996 and 1995, the company issued 7.5 and 2.8 million common shares, respectively, in conjunction with conversions. No preferred shares are outstanding as a result of any conversions.

             The aggregate maturities on long-term debt are $25 million, $544 million, $15 million, $170 million and $200 million, respectively, for each of the years ending December 31, 1998 through 2002. These aggregate maturities do not include the future maturities of the ESOP debt or commercial paper.
          -------------------------------------------------------
          9. INCOME TAXES

             The provision for income taxes consists of the following for the three years ended December 31 (in millions):
          ------------------------------------------------------
                                           1997    1996    1995
                                          ----------------------
          Current tax provision:
             Federal....................  $510.9  $490.9  $435.4
             State and foreign..........   101.3   106.8   106.4
                                          -----------------------
                                           612.2   597.7   541.8
                                          -----------------------
          Deferred tax provision:
             Federal....................    78.2   139.2   (76.6)
             State and foreign..........    13.2    19.9   (10.0)
                                          -----------------------
                                            91.4   159.1   (86.6)
                                          -----------------------
          Total tax provision...........  $703.6  $756.8  $455.2
                                          =======================
          -------------------------------------------------------

                                     Anheuser-Busch Companies  65
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The provision for income taxes included in the
Consolidated Statement of Income is as follows (in
millions):
-----------------------------------------------------------------
                                         1997     1996     1995
Continuing operations.................. $703.6   $736.8   $575.1
Discontinued operations................   -        20.0   (119.9)
                                        -------------------------
Total tax provision.................... $703.6   $756.8   $455.2
                                        =========================
-----------------------------------------------------------------
   The deferred tax provision results from differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences for continuing operations are related to fixed assets (tax effect of $67.8 million in 1997, $56.9 million in 1996 and $45.4 million in
1995) and the Tampa brewery closure benefit ($52.2 million) in 1995.

   At December 31, 1997 the company had deferred tax liabilities of $1,784.1 million and deferred tax assets of $490.5 million. The temporary differences included in deferred tax liabilities are primarily related to fixed assets ($1,549.6 million). The temporary differences included in deferred tax assets are related to accrued postretirement benefits ($203.7 million) and other accruals and temporary differences ($286.8 million) which are not deductible for tax purposes until paid or utilized.

   A reconciliation between the statutory tax rate and the effective tax rate for continuing operations for the three years ended December 31 is presented below:
-----------------------------------------------------------------
                                              1997   1996   1995
                                             --------------------
Federal statutory tax rate..................  35.0%  35.0%  35.0%
State taxes, net of federal benefit.........   3.5    3.6    4.0
Other taxes.................................   (.1)    .3     .3
                                             --------------------
Effective tax rate..........................  38.4%  38.9%  39.3%
                                             ====================
-----------------------------------------------------------------
-----------------------------------------------------------------
10. BUSINESS SEGMENTS

   The company's principal business segments are beer/beer-related and entertainment. The beer/beer-related segment produces and sells the company's beer products. Included in this segment are the company's raw material acquisition, malting, can manufacturing, recycling, communications and transportation operations. The entertainment segment consists of the company's Sea World, Busch Gardens and other theme parks and real estate development operations. Sales between segments and export sales are not material. No single customer accounted for more than 10% of sales.





66  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


             Summarized below is the company's business segment information for 1997, 1996 and 1995 (in millions).
          Intrasegment sales have been eliminated from each segment's reported net sales.

--------------------------------------------------------------------------------
                          Net Sales (1)          | Operating Income (2) (3) (4)
                    -----------------------------------------------------------
                       1997      1996      1995  |   1997     1996     1995
                    -----------------------------------------------------------
 Beer/beer-related..$10,253.5 $10,143.9 $ 9,585.9| $1,939.5 $1,934.2 $1,557.7
 Entertainment......    812.7     739.8     754.6|    113.5    149.6     75.2
                    -----------------------------|-----------------------------
 Consolidated.......$11,066.2 $10,883.7 $10,340.5| $2,053.0 $2,083.8 $1,632.9
                    ===========================================================
 -------------------------------------------------------------------------------

          (1) Net sales for 1995 include the adverse impact of the beer wholesaler inventory reduction of $107 million.
          (2) Operating income excludes aggregate net interest expense and other income and expense of $220.5 million, $190.9 million and $171.2 million, for 1997, 1996 and 1995, respectively.
          (3) Operating income for the Entertainment segment in 1996 includes the $54.7 million pretax gain on the sale of the Cardinals.
          (4) Operating income for 1995 includes the impact of the one-time, pretax charge of $160.0 million for the closure of the Tampa brewery plus the $74.5 million adverse impact of the beer wholesaler inventory reduction.

-----------------------------------------------------------------------------
                                                       |   Depreciation and
                            Identifiable Assets (5)    | Amortization Expense
                         ------------------------------|----------------------
                            1997      1996      1995   |  1997   1996    1995
                         -----------------------------------------------------
Beer/beer-related........$ 9,653.4 $ 8,458.6 $ 7,915.4 | $571.0 $508.8 $476.5
Entertainment............  1,534.7   1,484.3   1,463.1 |   86.8   78.5   77.6
Corporate................    539.0     520.7     448.4 |   25.9   24.2   19.8
Discontinued operations..     -         -        764.0 |   -      -      -
                        ------------------------------------------------------
Consolidated.............$11,727.1 $10,463.6 $10,590.9 | $683.7 $611.5 $573.9
                         =====================================================
------------------------------------------------------------------------------


          (5) Corporate assets principally include cash, marketable securities and certain fixed assets.

          -----------------------------------------------------
                                       Capital Expenditures
                                   ----------------------------
                                     1997       1996     1995
                                   ----------------------------
          Beer/beer-related......  $1,027.9   $  902.5   $808.8
          Entertainment..........     150.6      151.6    101.9
          Corporate..............      20.8       30.5     41.8
                                   ----------------------------
          Consolidated...........  $1,199.3   $1,084.6   $952.5
                                   ============================
          -------------------------------------------------------
          NEW BUSINESS SEGMENT DISCLOSURES STANDARD

             In June 1997, the Financial Accounting Standards Board issued FAS No. 131, "Disclosures about the Segments of an Enterprise and Related Information," which is effective for the company in calendar 1998. FAS 131 requires segment information to be reported on a "management" basis. Adoption of the Standard will expand the company's operating segment disclosures to include the following businesses: domestic beer, international beer, packaging and entertainment.





                                     Anheuser-Busch Companies  67
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------
11. SUPPLEMENTAL INFORMATION

   The company recorded a $189.4 million adjustment to the carrying value of its Grupo Modelo-related investments for cumulative Mexican peso depreciation when it adopted equity accounting for those investments in 1997. The offset for the adjustment is to "foreign currency translation" in the shareholders equity section of the Consolidated Balance Sheet. The effect of currency exchange rate fluctuations was not material for 1996 and 1995. Accounts payable include $123.9 million and $92.8 million, respectively, of outstanding checks at December 31, 1997 and 1996.

   Supplemental information with respect to the Consolidated Statement of Cash Flows for the three years ended December
31 is presented below (in millions):
-----------------------------------------------------------------
CASH PAID DURING THE YEAR:             1997      1996      1995
                                   ------------------------------
Interest, net of interest
  capitalized..................... $  205.1   $  208.0  $  198.0
Income taxes......................    609.5      533.6     546.6
Excise taxes......................  1,760.6    1,720.1   1,680.6
NONCASH FINANCING ACTIVITIES:
Conversions of 8% convertible
  debentures...................... $    -     $  166.0  $   67.2
CHANGES IN NONCASH WORKING CAPITAL:
Decrease/(increase) in noncash
  current assets:
  Accounts receivable............. $  (80.7)  $  (88.4) $   54.2
  Inventories.....................    (19.1)      51.6     (51.9)
  Other current assets............     35.4       81.6     (17.2)
Increase/(decrease) in current
  liabilities:
  Accounts payable................     65.0       44.0     (73.8)
  Accrued salaries, wages and
    benefits......................     (3.3)     (19.4)      8.1
  Accrued taxes...................    (49.1)     146.7     (10.3)
  Restructuring accrual...........     -          -        (50.2)
  Other current liabilities.......     57.2       17.6    (120.9)
                                   ------------------------------
Decrease/(increase) in noncash
  working capital................. $    5.4  $   233.7  $ (262.0)
                                   ==============================
-----------------------------------------------------------------

   The components of plant and equipment, net, at December 31 are summarized below (in millions):
-----------------------------------------------------------------
                                           1997         1996
                                        -------------------------
  Land................................  $   243.9   $    237.9
  Buildings...........................    3,355.5      3,172.2
  Machinery and equipment.............    8,806.8      8,148.8
  Construction in progress............      821.4        655.8
                                        ------------------------
                                         13,227.6     12,214.7
  Accumulated depreciation............   (5,477.0)    (5,006.5)
                                        ------------------------
                                        $ 7,750.6   $  7,208.2
                                        ========================
-----------------------------------------------------------------
   The components of other assets at December 31 are summarized below (in millions):
-----------------------------------------------------------------
                                            1997         1996
                                         ------------------------
  Investment properties...............   $   128.1   $    129.3
  Deferred charges....................       515.8        483.3
  Goodwill............................       451.9        435.8
                                         ------------------------
                                         $ 1,095.8   $  1,048.4
                                         ========================
-----------------------------------------------------------------


68  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


             Summarized below is selected financial information for Anheuser-Busch, Inc. (a wholly-owned subsidiary of Anheuser-Busch Companies) for the years ended December 31 (in millions):
        ---------------------------------------------------------
                                        1997      1996     1995
                                     ----------------------------
        Income Statement Information:
          Net sales..................$ 8,116.1 $ 8,100.3 $7,594.9
          Gross profit...............  3,141.2   3,172.4  2,889.6
          Income from continuing
            operations (1) (2).......    906.8     907.1    713.7
        Balance Sheet Information:
          Current assets.............$   623.9 $   526.9
          Noncurrent assets.......... 15,619.0  13,772.8
          Current liabilities........    677.7     671.0
        Noncurrent liabilities (1)...  4,599.4   3,569.7
        ---------------------------------------------------------

          (1) Anheuser-Busch, Inc. is co-obligor for substantially all outstanding Anheuser-Busch
              Companies debt. Accordingly, all guaranteed debt is included as an element of noncurrent liabilities, with interest thereon included in the determination of income from continuing operations.

          (2) Income from continuing operations for 1995 reflects the after-tax charge of $99.2 million relating to the closure of the Tampa brewery plus the $45.2 million after-tax impact of the beer wholesaler inventory reduction.
          -------------------------------------------------------
          12. DIVESTITURE OF FOOD PRODUCTS SEGMENT

             In the fourth quarter 1995, the company announced its intention to divest its food products segment and recorded a $244.3 million net loss provision for the disposition. The company's baking subsidiary, Earthgrains, was divested in a tax-free 100% spin-off to shareholders on March 26, 1996. In June 1996, the company sold most of its Eagle Snacks production facilities which effectively completed the divestiture. Accordingly, the company revised its estimated loss provision for the disposition of the food products segment and recorded a $33.8 million after-tax gain ($.07 per share) in the second quarter 1996 which is reported as income from discontinued operations. Because the food products segment was discontinued, amounts in the Consolidated Financial Statements and related Notes for all periods presented have been restated to exclude the segment's results.



                                     Anheuser-Busch Companies  69
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Sales, income/(loss) before income taxes, and related
income tax provision/(benefit) of the discontinued food
products segment were as follows (in millions):
-----------------------------------------------------------------
                                          YEAR ENDED DECEMBER 31,
                                         ------------------------
                                          1997   1996      1995
                                         ------------------------
Sales..................................  $ -    $  -    $1,985.0
                                         ------------------------
Pretax loss............................  $ -    $  -    $  (29.2)
Tax benefit............................  $ -    $  -    $   10.4
                                         ------------------------
Net operating loss.....................  $ -    $  -    $  (18.8)
                                         ========================
Provision for divestiture:
  Pretax gain/(loss) on divestiture....  $ -    $  53.8 $ (318.0)
  Direct costs of disposal.............    -        -       (5.0)
  Estimated operating losses during
    phase-out period...................    -        -      (12.0)
                                         ------------------------
                                                   53.8   (335.0)
Income tax (provision)/benefit.........    -      (20.0)   109.5
                                         ------------------------
Net gain/(loss) on divestiture of the
  food products segment................  $  -   $  33.8 $ (225.5)
                                         ========================
Total net income/(loss) from
  discontinued operations..............  $  -   $  33.8 $ (244.3)
                                         ========================
-----------------------------------------------------------------
-----------------------------------------------------------------
13. CLOSURE OF THE TAMPA BREWERY

   During the fourth quarter 1995, the company closed its brewery located in Tampa, Fla., resulting in a nonrecurring, pretax charge of $160 million ($.19 per share after-tax). The charge was comprised of the write-down of the carrying value of plant assets of $113.7 million, employee severance costs of $19.4 million and other disposal costs of $26.9 million. The majority of the Tampa brewery's plant and equipment was either sold or disposed during 1996.

-----------------------------------------------------------------
14. SALE OF THE ST. LOUIS CARDINALS

   During the first quarter 1996, the company completed the sale of its Major League Baseball team, the St. Louis
Cardinals. The sale included Busch Memorial Stadium, nearby parking garages and other properties in downtown St. Louis.
The sale price was $150 million and resulted in a pretax gain of $54.7 million ($.06 per share after-tax) which is presented as a separate line item in the Consolidated
Statement of Income.



70  Anheuser--Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          -------------------------------------------------------
          15. PREFERRED AND COMMON STOCK

          STOCK ACTIVITY

             Activity for the company's common stock for the three years ended December 31 is summarized below:
          -------------------------------------------------------
                                        Common Stock Common Stock
                                           Issued    in Treasury
                                        -------------------------
          BALANCE, DECEMBER 31, 1994....687,595,058 (173,014,344)
          Shares issued under stock
             plans......................  4,123,070            -
          Conversion of convertible
            debentures..................  2,812,120            -
          Treasury stock acquired.......          -  (13,562,980)
                                        -------------------------
          BALANCE, DECEMBER 31, 1995....694,530,248 (186,577,324)
          Shares issued under stock
            plans.......................  3,726,242            -
          Conversion of convertible
            debentures..................  7,535,902            -
          Treasury stock acquired,
            net of issuances of 433,874.          -  (21,857,871)
                                        -------------------------
          BALANCE, DECEMBER 31, 1996....705,792,392 (208,435,195)
          Shares issued under stock
            plans.......................  3,472,064            -
          Treasury stock acquired.......          -  (13,808,813)
                                        -------------------------
          BALANCE, DECEMBER 31, 1997....709,264,456 (222,244,008)
                                        =========================
          -------------------------------------------------------
             At December 31, 1997 and 1996, 40,000,000 shares of
          $1.00 par value preferred stock were authorized and unissued.

          COMMON STOCK SPLIT

             All share and per share amounts have been adjusted to reflect the two-for-one common stock split distributed September 12, 1996.

          STOCK REPURCHASE PROGRAMS

             The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock for investment purposes and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution was approved by the Board in July 1996 and authorized the repurchase of 50 million shares. The company acquired 13.8 million, 22.3 million and 13.6 million shares of common stock in 1997, 1996 and 1995 for $587.1 million, $770.2 million and $393.4 million, respectively. At December 31, 1997, approximately 38.9 million shares were available for repurchase under the 1996 authorization.

          STOCKHOLDER RIGHTS PLAN

             The Board of Directors adopted a Stockholder Rights Plan in 1985 (extended in 1994) which in certain circumstances would permit shareholders to purchase common stock at prices substantially below market value.



                                     Anheuser-Busch Companies  71
                                       1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------
16. COMMITMENTS AND CONTINGENCIES

   In connection with plant expansion and improvement programs, the company had commitments for capital expenditures of approximately $143 million at December
31, 1997. Obligations under capital and operating leases are not material.

   The company and certain of its subsidiaries are
involved in certain claims and legal proceedings in
which monetary damages and other relief are sought.
The company is vigorously contesting these claims.
However, resolution of these claims is not expected
to occur quickly, and their ultimate outcome cannot
presently be predicted. It is the opinion of management
that the ultimate resolution of all existing claims,
legal proceedings and other contingencies, either
individually or in the aggregate, will not materially
affect either the company's financial position, liquidity
or results of operations.
-----------------------------------------------------------------
17. EARNINGS PER SHARE OF COMMON STOCK

   In February 1997, the Financial Accounting Standards
Board issued FAS No. 128, "Earnings Per Share (EPS)," effective for the company in the 1997 calendar year.
FAS 128 simplified EPS calculations and requires the reporting of "basic" and "diluted" EPS to replace the former primary and fully diluted EPS, respectively. The company has adopted FAS 128 for 1997 annual results and restated all previously reported EPS. Adoption of FAS 128 resulted in a slight increase in basic EPS compared to primary EPS for all years presented. There was no change in diluted EPS compared to fully diluted EPS.

   Reconciliations of income available to common shareholders and weighted average shares outstanding between basic and
diluted EPS for the three years ended December 31 follow
(in millions):
-----------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING
-----------------------------------------------------------------
                                              1997   1996   1995
                                              -------------------
Basic weighted average shares outstanding.... 492.6  499.1  510.9
Stock option shares..........................   7.1    6.7    4.8
Shares related to convertible debentures.....   -      4.8    8.7
                                              -------------------
Diluted weighted average shares outstanding.. 499.7  510.6  524.4
                                              ===================
-----------------------------------------------------------------
-----------------------------------------------------------------
INCOME AVAILABLE TO COMMON SHAREHOLDERS
-----------------------------------------------------------------
                                           1997     1996   1995
                                         ------------------------
Basic income from continuing operations. $1,179.2 $1,156.1 $886.6 After-tax interest on convertible
  debentures............................      -        5.3   10.3
                                         ------------------------
Diluted income from continuing
  operations............................ $1,179.2 $1,161.4 $896.9
                                         ========================
-----------------------------------------------------------------



72  Anheuser-Busch Companies
      1997 Annual Report

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          -------------------------------------------------------
          18. COMPREHENSIVE INCOME

             In June 1997, the Financial Accounting Standards Board issued FAS No. 130, "Reporting Comprehensive Income," which is effective for the company in 1998. The adoption of FAS 130 will modify the format the company uses to report noncash changes in shareholders equity. These changes will be shown together with net income in a new financial statement category entitled "comprehensive income." Adoption of FAS 130 will not impact the results of the company's operations.
          -------------------------------------------------------
          19. QUARTERLY FINANCIAL DATA (UNAUDITED)

        Year Ended
        December 31, 1997       1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Annual
        --------------------------------------------------------------------------------
        Net Sales................ $2,462.9   $2,994.3    $3,101.6    $2,507.4  $11,066.2
        Gross Profit.............    865.9    1,124.7     1,178.0       800.7    3,969.3
        Income from
          Continuing Operations..    257.7      381.2       393.5       146.8    1,179.2
        Cumulative Effect of
          Accounting Change......        -          -           -       (10.0)    (10.0)
        --------------------------------------------------------------------------------
        Net Income............... $  257.7   $  381.2    $ 393.5     $  136.8  $ 1,169.2
        --------------------------------------------------------------------------------
        Diluted Earnings per Share:
        Income from
         Continuing Operations... $     .51  $     .76   $     .79   $    .30  $    2.36
        Cumulative Effect of
         Accounting Change.......         -          -           -       (.02)     (.02)
        --------------------------------------------------------------------------------
        Net Income............... $     .51  $     .76   $   .79     $    .28  $    2.34
        --------------------------------------------------------------------------------
        Year Ended
        December 31, 1996       1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Annual
       --------------------------------------------------------------------------------
        Net Sales................ $2,371.8   $2,961.1    $3,063.5    $2,487.3  $10,883.7
        Gross Profit.............    833.7    1,114.8     1,177.8       792.8    3,919.1
        Income from
          Continuing Operations..   275.5       353.4       377.2       150.0    1,156.1
        Income from Discontinued
          Operations.............       -        33.8           -           -       33.8
        --------------------------------------------------------------------------------
        Net Income............... $  275.5   $  387.2    $  377.2    $  150.0  $ 1,189.9
        --------------------------------------------------------------------------------
        Diluted Earnings per Share:
          Income from Continuing
          Operations............. $     .53  $      .70  $     .74   $    .30   $   2.27
        Income from Discontinued
          Operations ............         -         .07          -          -        .07
        --------------------------------------------------------------------------------
        Net lncome...............  $    .53  $      .77  $     .74   $    .30   $   2.34
        --------------------------------------------------------------------------------

             First quarter 1996 income from continuing operations includes the nonrecurring after-tax gain of $33.4 million ($.06 per share) related to the sale of the St.
          Louis Cardinals.


                                     Anheuser-Busch Companies  73
                                       1997 Annual Report

Financial Summary   Operations
Anheuser-Busch Companies and Subsidiaries

(In millions, except per share data)
-------------------------------------------------------------------------------
                                        1997           1996           1995
                                    -------------------------------------------
CONSOLIDATED SUMMARY OF OPERATIONS:
Barrels of beer sold................        96.6          95.1          90.9
                                    -------------------------------------------
Sales...............................   $12,832.4     $12,621.5     $12,004.5
  Federal and state excise taxes....     1,766.2       1,737.8       1,664.0
                                    -------------------------------------------
Net sales...........................    11,066.2      10,883.7      10,340.5
  Cost of products and services.....     7,096.9       6,964.6       6,791.0
                                    -------------------------------------------
Gross profit........................     3,969.3       3,919.1       3,549.5
  Marketing, distribution and
    administrative expenses.........     1,916.3       1,890.0       1,756.6
  Gain on sale of St. Louis Cardinals                     54.7
  Shutdown of Tampa brewery.........         -            -            160.0
  Restructuring charge..............         -            -             -
                                     ------------------------------------------
Operating income....................     2,053.0       2,083.8(2)    1,632.9(3)
  Interest expense..................      (261.2)       (232.8)       (225.9)
  Interest capitalized..............        42.1          35.5          24.3
  Interest income...................         7.9           9.4           9.9
  Other income/(expense), net.......        (9.3)         (3.0)         20.5
                                     ------------------------------------------
Income before income taxes..........     1,832.5       1,892.9(2)    1,461.7(3)
  Income taxes (current and deferred)      703.6         736.8         575.1
  Revaluation of deferred tax
    liability under FAS 109.........         -             -             -
  Equity income, net of tax.........        50.3           -             -
                                     -----------------------------------------
Income from continuing operations...     1,179.2       1,156.1(2)    886.6(3)
Income/(loss) from discontinued
  operations........................         -            33.8      (244.3)
                                     -----------------------------------------
Income before accounting changes....     1,179.2       1,189.9       642.3
Cumulative effect of accounting
  changes...........................       (10.0)(1)       -           -
                                     -----------------------------------------
NET INCOME..........................    $1,169.2     $1,189.9     $  642.3
                                     =========================================
BASIC EARNINGS PER SHARE:
Continuing operations...............    $   2.39     $    2.31    $    1.73
Discontinued operations.............        -              .07         (.47)
                                     -----------------------------------------
Income before accounting changes....        2.39          2.38         1.26
Cumulative effect of accounting
  changes...........................        (.02)(1)      -            -
                                     -----------------------------------------
Net income..........................    $   2.37      $   2.38    $    1.26
                                     =========================================
DILUTED EARNINGS PER SHARE:
Continuing operations...............    $   2.36      $   2.27(2) $    1.71(3)
Discontinued operations.............        -              .07         (.47)
                                     -----------------------------------------
Income before accounting changes....        2.36          2.34         1.24
Cumulative effect of accounting
  changes...........................        (.02)(1)      -            -
                                     -----------------------------------------
Net income..........................    $   2.34      $   2.34    $    1.24
                                     =========================================
Cash dividends paid:
  Common stock......................      492.6         458.9        429.5
  Per share.........................        1.00           .92          .84
  Preferred stock ($3.23 per share).
Weighted average number of common shares:
  Basic.............................       492.6        499.1        510.9
  Diluted...........................       499.7        510.6        524.4
------------------------------------------------------------------------------

Note: All per share information and average number of common shares data reflect the September 12, 1996 two-for-one stock split and the 1997 adoption of FAS 128, "Earnings per Share," as applicable. All financial information has been restated to recognize the 1995 divestiture of the food products segment.
All amounts include the acquisition of Sea World as of December 1, 1989. Financial information for 1987 has been restated to reflect the 1988 adoption of FAS 94, "Consolidation of Majority-Owned Subsidiaries."
(1) 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and postretirement benefits, net of tax benefit of $186.4 million.
(2) 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and
    $2.21, respectively.

74  Anheuser-Busch Companies
      1997 Annual Report

                                   FINANCIAL SUMMARY   OPERATIONS
                        Anheuser-Busch Companies and Subsidiaries

----------------------------------------------------------------------------------
   1994       1993       1992       1991      1990      1989      1988      1987
----------------------------------------------------------------------------------
     91.3       89.7       88.9       87.9      88.1      82.2      79.9      77.3
==================================================================================
$11,705.0  $11,147.3  $11,008.6  $10,631.9  $9,716.1  $8,553.7  $8,120.5  $7,605.0
  1,679.7    1,679.8    1,668.6    1,637.9     868.1     802.3     781.0     760.7
----------------------------------------------------------------------------------
 10,025.3    9,467.5    9,340.0    8,994.0   8,848.0   7,751.4   7,339.5   6,844.3
  6,492.1    6,167.6    6,051.8    5,953.5   5,963.4   5,226.5   4,878.1   4,467.1
----------------------------------------------------------------------------------
  3,533.2    3,299.9    3,288.2    3,040.5   2,884.6   2,524.9   2,461.4   2,377.2
  1,679.9    1,612.1    1,583.7    1,409.5   1,364.9   1,244.3   1,245.2   1,274.4
     -          -          -          -         -         -         -         -
     -          -          -          -         -         -         -         -
     -         401.3       -          -         -         -         -         -
----------------------------------------------------------------------------------
  1,853.3    1,286.5(4) 1,704.5    1,631.0   1,519.7   1,280.6   1,216.2   1,102.8
   (219.3)    (205.1)    (194.6)    (234.0)   (277.2)   (172.9)   (134.6)   (114.1)
     21.8       35.2       46.9       45.6      52.5      49.8      42.9      38.9
      2.6        3.4        4.4        6.6       4.3       7.9       9.8      12.8
     17.6       21.0       (2.5)       1.3     (16.5)     17.7     (15.5)      3.9
----------------------------------------------------------------------------------
  1,676.0    1,141.0(4) 1,558.7    1,450.5   1,282.8   1,183.1   1,118.8   1,044.3
    661.5      452.6      594.6      549.6     481.4     438.2     422.0     439.1
     -          31.2       -          -         -         -         -         -
     -          -          -          -         -         -         -         -
----------------------------------------------------------------------------------
  1,014.5     657.2(4)    964.1      900.9     801.4     744.9     696.8     605.2
     17.6     (62.7)       30.1       38.9      41.0      22.3      19.1       9.5
----------------------------------------------------------------------------------
  1,032.1     594.5       994.2      939.8     842.4     767.2     715.9     614.7
     -         -          (76.7)(1)   -         -         -         -          -
----------------------------------------------------------------------------------
$ 1,032.1 $   594.5   $   917.5   $  939.8  $  842.4  $  767.2  $  715.9  $  614.7
===================================================================================
$    1.93 $    1.20   $    1.71   $   1.59  $   1.42  $   1.32  $   1.20  $    1.13
      .04      (.11)        .05        .06       .07       .04       .04        .02
-----------------------------------------------------------------------------------
     1.97      1.09        1.76       1.65      1.49      1.36      1.24       1.15
     -         -           (.13)(1)   -         -         -         -          -
-----------------------------------------------------------------------------------
$    1.97 $    1.09   $    1.63   $   1.65  $   1.49  $   1.36  $   1.24  $    1.15
===================================================================================
$    1.90 $    1.20(4)$    1.68   $   1.56  $   1.40  $   1.30  $   1.19  $    1.00
      .04      (.11)        .05        .06       .07       .04       .04        .02
-----------------------------------------------------------------------------------
     1.94      1.09        1.73       1.62      1.47      1.34      1.23       1.02
     -         -           (.13)(1)   -         -         -         -          -
-----------------------------------------------------------------------------------
$    1.94 $    1.09   $    1.60   $   1.62  $   1.47  $   1.34  $   1.23  $    1.02
===================================================================================
    398.8     370.0       338.3      301.1     265.0     226.2     188.6      148.4
      .76       .68         .60        .53       .47       .40       .33        .27
     -         -           -          -         -         -         -          -      20.1

    524.6     544.3       563.7      568.0     563.7     565.5     577.1      533.8
    538.0     558.6       581.6      585.8     579.4     572.4     584.4      603.0
------------------------------------------------------------------------------------

(3) 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.3 million, $1,696.2 million, $1,032.3 million and $1.99, respectively.
(4) 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million, pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million, after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $1.69, respectively.


                                     Anheuser-Busch Companies  75
                                       1997 Annual Report

FINANCIAL SUMMARY   BALANCE SHEET AND OTHER INFORMATION
Anheuser-Busch Companies and Subsidiaries


(In millions, except per share and statistical data)
--------------------------------------------------------------------------------------
                                                   1997          1996         1995
                                                 -------------------------------------
BALANCE SHEET INFORMATION:
    Working capital (deficit)....................$   83.2     $    34.9     $  268.6
    Current ratio................................     1.1           1.0          1.2
    Plant and equipment, net..................... 7,750.6       7,208.2      6,763.0
    Long-term debt............................... 4,365.6       3,270.9      3,270.1
    Total debt to total capitalization ratio.....    51.9%         44.8%        47.1%
    Deferred income taxes........................ 1,293.6       1,208.1      1,132.8
    Shareholders equity.......................... 4,041.8       4,029.1      4,433.9
    Return on shareholders equity................    29.2%(1)      30.0%(2)     25.0%(3)
    Book value per share.........................     8.30          8.10         7.22
    Total assets................................. 11,727.1      10,463.6     10,590.9
OTHER INFORMATION:
    Capital expenditures.........................$ 1,199.3     $ 1,084.6     $  952.5
    Depreciation and amortization................    683.7         611.5        573.9
    Effective tax rate...........................     38.4%         38.9%        39.3%
    Price/earnings ratio.........................     18.6 (1)      17.6 (2)     19.6(3)
    Percent of pretax profit on net sales........     16.6%         17.4%        14.1%
    Market price range of common stock
       (high and low closing)....................  477 8-391 2  427/8-321/2    34-253/8
----------------------------------------------------------------------------------------

Note: All share and per share information reflects the September 12, 1996 two-for-one stock split. All financial information has been restated to recognize the 1995 divestiture of the food products segment. All amounts include the acquisition of Sea World as of December 1, 1989. Financial information for 1987 has been restated to reflect the 1988 adoption of FAS 94, "Consolidation of Majority-Owned Subsidiaries."
(1) These ratios have been calculated based on income from continuing operations before the cumulative effect of accounting changes.
(2) These ratios have been calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.
(3) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.
(4) These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.





76  Anheuser-Busch Companies
      1997 Annual Report

          FINANCIAL SUMMARY   BALANCE SHEET AND OTHER INFORMATION
                        Anheuser-Busch Companies and Subsidiaries




---------------------------------------------------------------------------------------
   1994      1993       1992       1991       1990        1989        1988       1987
---------------------------------------------------------------------------------------
$    57.0  $  (41.3)  $  247.8  $   107.9  $   (62.8)  $   (82.8)  $   (23.7)  $   42.5
      1.0       1.0        1.2        1.1        0.9         0.9         1.0        1.0
  6,494.6   6,454.7    6,424.7    6,260.6    6,102.2     5,768.0     4,624.2    4,177.4
  3,066.4   3,019.7    2,630.3    2,627.9    3,115.8     3,268.9     1,570.0    1,366.4
     47.3%     47.3%      42.0%      43.9%      54.5%       60.7%       41.7%      40.6%
  1,081.5   1,013.1    1,065.5    1,401.0    1,309.3     1,241.9     1,155.8    1,123.7
  4,415.5   4,255.5    4,620.4    4,438.1    3,679.1     3,099.9     3,102.9    2,892.2
     29.9%     18.8%(4)   27.6%(1)   30.2%      34.0%       34.6%       33.3%      31.8%
      6.64      6.31       6.51       5.90       4.60        3.74        3.87       3.40
 10,547.4  10,267.7    9,954.9    9,642.5    9,274.2     8,690.1     6,788.9    6,260.3

 $  662.8 $   656.3 $    628.8 $    625.5 $    805.3  $    979.0  $    858.1  $   716.9
    517.0     492.7      453.3      437.0      404.3       333.1       306.5      267.9
     39.5%     42.4%      38.1%      37.9%      37.5%       37.0%       37.7%      42.0%
     13.1      22.6(4)    16.9(1)    18.9       14.6        14.4        12.9       16.4
     16.7%     12.1%      16.7%      16.1%      14.5%       15.3%       15.2%      15.3%
   275/8-     30-22     301/4-26    303/4-     221/2-       227/8-    17-141/2    197/8-
   231/2                            193/4       171/8       151/4                 131/4
----------------------------------------------------------------------------------------


                            APPENDIX


     In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1993, 1994, 1995, 1996 and 1997: on page 37, "SALES" depicting gross sales and net sales in billions of dollars; on page 40, "TOTAL EMPLOYEE-RELATED COSTS" depicting total employee-related costs in millions of dollars; on page 41, "OPERATING INCOME" depicting operating income in millions of dollars; on page 42, "INCOME FROM CONTINUING OPERATIONS/DIVIDENDS ON COMMON STOCK" depicting income from continuing operations and dividends in millions of dollars; on page 40, "FULLY DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS" depicting fully diluted earnings per share data; on page 43, "CASH FLOW FROM CONTINUING OPERATIONS" depicting cash flow from continuing operations in millions of dollars; on page 44, "CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION" depicting capital expenditures and depreciation and amortization in millions of dollars; and, on page 45, "SHAREHOLDERS EQUITY/LONG-TERM DEBT" depicting shareholders equity and long-term debt in millions of dollars.