Form 10-K405, Exhibit 13
period 1998-12-31
ANHEUSER BUSCH COMPANIES INC
filed 1999-03-25
CIK 310569

                             [PHOTO]

                        INVESTING IN OUR FUTURE:
                                        --------------------
                                         > FINANCIAL REVIEW
                                        --------------------

OUR OBJECTIVES TO ENHANCE SHAREHOLDER VALUE ARE TO INCREASE OUR SHARE OF DOMESTIC BREWING INDUSTRY PROFITABILITY, CONTINUE THE GLOBALIZATION OF BEER OPERATIONS, AND SUPPORT PROFIT GROWTH IN ENTERTAINMENT AND PACKAGING OPERATIONS.

                   [A-B STOCK CUMULATIVE TOTAL RETURN GRAPH]

CONTENTS

Management's Discussion and Analysis
     of Operations and Financial Condition                                34

Responsibility for Financial Statements                                   49

Report of Independent Accountants                                         49

Consolidated Balance Sheet                                                50

Consolidated Statement of Income                                          51

Consolidated Statement of Changes
     in Shareholders Equity                                               52

Consolidated Statement of Cash Flows                                      53

Notes To Consolidated
     Financial Statements                                                 54

Financial Summary--Operations                                             74

Financial Summary--Balance Sheet
     and Other Information                                                76



                                ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  33

   MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 1998. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this annual report.

      This discussion contains statements regarding the company's expectations concerning its operations, earnings and prospects. These statements are forward-looking statements that involve significant risks and uncertainties, and accordingly, no assurances can be given that such expectations will be correct. These expectations are based upon many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Important factors that could cause actual results to differ from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; factors that may affect domestic demand for malt beverage products; changes in customer preference for the company's malt beverage products; regulatory or legislative changes; changes in raw materials prices; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program.

OBJECTIVES

Anheuser-Busch remains focused on achieving three major objectives in future years in order to enhance shareholder value:
      1. Gaining an increased share of brewing industry profits in the United States by increasing unit profitability and market share in the longer term.
      2. Continued globalization of beer operations by building the Budweiser brand worldwide and making selected investments in leading brewers in key international beer growth markets. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and owns overseas breweries in China and the United Kingdom. In September 1998, the company increased its equity stake in Grupo Modelo's operating subsidiary, Diblo, to 50.2%. The company's total investment in Grupo Modelo is $1.6 billion at December 31, 1998.
      3. Continued support of profit growth in existing packaging and entertainment operations. Metal Container Corporation, the company's can manufacturing subsidiary, provides significant efficiencies, cost savings and quality assurance for domestic beer operations. The company continues to invest in packaging technology, capacity improvements and quality driven cost reductions. The company's Busch Entertainment adventure park subsidiary is a significant contributor to corporate earnings and provides Anheuser-Busch with a unique opportunity to showcase its heritage, values and commitment to quality and social responsibility to over 20 million visitors annually.

CONTINUING OPERATIONS

Financial results for 1997 and 1996 were impacted by certain nonrecurring events which make meaningful comparisons among 1998, 1997 and 1996 more difficult. Those events are discussed below:
      1. In March 1996, the company completed the sale of the St. Louis Cardinals which included Busch Memorial Stadium and several nearby parking garages and other properties in downtown St. Louis. The sale price was $150 million, resulting in a $54.7 million pretax gain ($.06 per share after-tax) which is shown as a separate line item in the income statement.
      2. In June 1996, Anheuser-Busch completed the sale of most of its Eagle Snacks production facilities to Frito-Lay, a subsidiary of PepsiCo. Accordingly, the company adjusted its previously estimated loss provision for the disposition of its food products segment and recognized a $33.8 million after-tax gain ($.07 per share) in the second quarter 1996. This gain is reported entirely in discontinued operations and has no impact on financial results from continuing operations.

34  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      3. In the fourth quarter 1997, the company expensed all previously capitalized and unamortized business reengineering costs associated with the development and installation of computer software, in accordance with the change in accounting practice mandated by EITF No. 97-13. The total write-off was $10 million after-tax ($.02 per share), is shown as a separate "cumulative effect of accounting change" line item in the income statement and had no impact on the company's results from operations.
      In order to facilitate a more complete and meaningful understanding of company operating results, key financial comparisons are presented in the following summaries and throughout this discussion on a "normalized" continuing operations basis only, which excludes the nonrecurring transactions discussed above.
      Key financial comparisons from normalized continuing operations are summarized in the following tables.

COMPARISON OF OPERATING RESULTS
1998 VS. 1997 (IN MILLIONS, EXCEPT PER SHARE)
-----------------------------------------------------------------------------------------------------------
                                                                                        1998 VS. 1997
                                                 ----------------------------------------------------------
                                                       1998          1997             $              %
                                                 ----------------------------------------------------------
Gross Sales                                          $13,208        $12,832        Up $376        Up 2.9%
Excise Taxes                                          $1,962         $1,766        Up $196       Up 11.1%
Net Sales                                            $11,246        $11,066        Up $180        Up 1.6%
Operating Income                                      $2,125         $2,053         Up $72        Up 3.5%
Equity Income, Net of Tax                                $85            $50         Up $35       Up 68.7%
Income from Continuing Operations                     $1,233         $1,179         Up $54        Up 4.6%
Diluted Earnings Per Share from
    Continuing Operations                              $2.53          $2.36        Up $.17        Up 7.2%
-----------------------------------------------------------------------------------------------------------
1997 VS. 1996 (IN MILLIONS, EXCEPT PER SHARE)
-----------------------------------------------------------------------------------------------------------
                                                       1997          1996               1997 VS. 1996
                                                 ----------------------------------------------------------
                                                                  NORMALIZED
                                                                  OPERATIONS          $              %
                                                 ----------------------------------------------------------
Gross Sales                                          $12,832        $12,622        Up $210        Up 1.7%
Excise Taxes                                          $1,766         $1,738         Up $28        Up 1.6%
Net Sales                                            $11,066        $10,884        Up $182        Up 1.7%
Operating Income                                      $2,053         $2,029         Up $24        Up 1.2%
Equity Income, Net of Tax                                $50             --         Up $50            N/M
Income from Continuing Operations                     $1,179         $1,123         Up $56        Up 5.0%
Diluted Earnings Per Share from
   Continuing Operations                               $2.36          $2.21        Up $.15        Up 6.8%
-----------------------------------------------------------------------------------------------------------
N/M--Not Meaningful
1996 VS. 1995 (IN MILLIONS, EXCEPT PER SHARE)
-----------------------------------------------------------------------------------------------------------
                                                       1996          1995               1996 VS. 1995
                                                 ----------------------------------------------------------
                                                    NORMALIZED    NORMALIZED
                                                    OPERATIONS    OPERATIONS          $              %
                                                 ----------------------------------------------------------
Gross Sales                                          $12,622        $12,131        Up $491        Up 4.0%
Excise Taxes                                          $1,738         $1,683         Up $55        Up 3.3%
Net Sales                                            $10,884        $10,448        Up $436        Up 4.2%
Operating Income                                      $2,029         $1,867        Up $162        Up 8.7%
Income from Continuing Operations                     $1,123         $1,032         Up $91        Up 8.8%
Diluted Earnings Per Share from
   Continuing Operations                               $2.21          $1.99        Up $.22       Up 11.1%
-----------------------------------------------------------------------------------------------------------

                                ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  35

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

SALES AND BEER VOLUME

Total worldwide beer sales volume results are summarized in the following table:

WORLDWIDE BEER SALES VOLUME (BARRELS IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------
                             1998     1997     CHANGE         1997     1996     CHANGE        1996     1995     CHANGE
                          ---------------------------------------------------------------------------------------------
Domestic                     92.7     89.6     Up 3.5%        89.6     88.9     Up 0.7%       88.9     85.5     Up 4.0%
International                 7.1      7.0     Up 0.6%         7.0      6.2    Up 13.4%        6.2      5.4    Up 15.5%
                          ---------------------------------------------------------------------------------------------
Worldwide
   A-B Brands                99.8     96.6     Up 3.3%        96.6     95.1     Up 1.6%       95.1     90.9     Up 4.7%
International
   Equity Partner
   Brands                    11.2      6.8    Up 64.9%         6.8      4.0    Up 70.7%        4.0      3.7     Up 8.1%
                          ---------------------------------------------------------------------------------------------
Total Brands                111.0    103.4     Up 7.3%       103.4     99.1     Up 4.3%       99.1     94.6     Up 4.8%
-----------------------------------------------------------------------------------------------------------------------

                             [SALES GRAPH]

WORLDWIDE BEER VOLUME

      Worldwide Anheuser-Busch beer volume is comprised of domestic volume and international volume of Anheuser-Busch brands. Domestic volume represents A-B brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company-owned breweries in China and the United Kingdom and under license and contract brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total volume includes the company's pro rata share of volume in international equity partners Grupo Modelo and Antarctica combined with worldwide Anheuser-Busch brand volume.

1998 VS. 1997

Anheuser-Busch achieved record gross sales of $13.2 billion and record net sales of $11.2 billion in 1998. These results represent a gross sales increase over 1997 of $376 million, or 2.9%, and a net sales increase over 1997 of $180 million, or 1.6%. The increases are primarily due to higher domestic beer volume. For 1998, sales and excise taxes include the impact of accounting for the Stag Brewery operations in the United Kingdom on a consolidated basis vs. equity accounting in 1997. The difference between gross and net sales for 1998 represents beer excise taxes of $2.0 billion.
      Worldwide volume for Anheuser-Busch beer brands was up 3.3% for 1998, compared to the prior year. Total volume, which combines equity volume (representing the company's share of its foreign equity partner barrelage) with worldwide Anheuser-Busch brand volume, was up 7.6 million barrels, or 7.3%, for the year. International equity partner brands reflects the company's 37% ownership interest in Grupo Modelo brands for the first nine months of 1998 and 50.2% for the fourth quarter, compared to a combination of 17.7% ownership interest for the first five months of 1997 and 37% thereafter.

      Anheuser-Busch's strategy to reduce domestic price discounting initiated at the beginning of 1998 was successful. This strategy was designed to increase revenues, reduce the spread between front-line and discounted prices to consumers, and protect the company's brand equities. In October 1998, the company initiated a revenue enhancement strategy of selective price increases and additional discount reductions based on a market-by-market assessment of competitive conditions. As a result of these and other actions, domestic revenue per barrel was up nearly 3% in the fourth quarter 1998 compared to the same period last year, and was level for the full year compared to 1997. This improved pricing environment, along with good volume growth trends, are expected to support accelerated revenue and profit growth in 1999.


36  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      Anheuser-Busch domestic beer shipments grew 3.5% during 1998, reflecting strong retail demand. Overall, sales-to-retailers were up 4% for the year. Combined Bud and Bud Light sales-to-retailers increased 3.4% for 1998 compared to 1997, the best performance this decade. This growth was led by Bud Light, which had its seventh consecutive double-digit growth year.
      The company's domestic market share (excluding exports) for 1998 was 46.4%, an increase of 0.8 market share points over 1997 market share of 45.6%. Including exports, the company's share of U.S. shipments was 46.2% vs. 45.4% for 1997. Domestic market share and share of U.S. shipments are determined based on industry sales estimates provided by the Beer Institute. Anheuser-Busch has led the U.S. brewing industry in sales volume and market share since 1957.

      International Anheuser-Busch brand volume (excluding equity partner brands) was up 0.6% in 1998 compared to last year. Strong Budweiser sales performances in the United Kingdom, Ireland, Continental Europe and Canada were mostly offset by sales declines in Asia.
      In Japan, Anheuser-Busch performance has been impacted by lower industry sales due to the current economic recession and introduction of a tax-advantaged "happoshu" beer category. Anheuser-Busch has introduced its own happoshu beer to participate in this growing segment and completed a significant restructuring of its sales force. The restructuring resulted in a one-time pretax charge of $8.6 million, or $.01 per share after-tax, in the fourth quarter 1998. The restructuring will result in significantly lower costs and should lead to improved performance in 1999.
      In June 1998, the company restructured its alliance granting Labatt Brewing Company perpetual rights to brew and sell the Budweiser and Bud Light brands in Canada. In return, Labatt will significantly increase marketing support behind the two brands and provide Anheuser-Busch with a greater share of associated profits. Budweiser is currently the third-largest-selling beer in Canada.
      During the second quarter of 1998, the company completed its expansion of the Wuhan brewery in China. The expansion doubles Wuhan's capacity, bringing it to 2.1 million barrels. The company is also expanding its brewery in London which will increase capacity to 1.9 million barrels when completed in 1999.

1997 VS. 1996

Gross sales were $12.8 billion and net sales were $11.1 billion in 1997, representing increases of $210 million and $182 million, respectively, or 1.7%, compared to 1996. The difference between gross and net sales for 1997 represents $1.77 billion of beer excise taxes.
      The primary factors responsible for the sales increases were higher domestic and international beer sales volume, partially offset by increased price discounting in the domestic beer market, and increased sales from the company's theme park operations. Theme park operations experienced an attendance increase of approximately 7% in 1997 vs. 1996, to nearly 21 million visitors, and also attained higher in-park per capita revenues.

      The increase in domestic volume during 1997 was driven by Bud Light, which was up approx-imately 10%, and improved Budweiser trends. Total Bud Family sales-to-retailers were up almost 2% in 1997 compared to 1996. Anheuser-Busch's domestic market share (excluding exports) for 1997 was 45.6%, compared to 45.5% in 1996.
      Anheuser-Busch's domestic market share (excluding exports) for 1997 was 45.6%, compared to 45.5% in 1996. Anheuser-Busch's share of shipments (including exports) for 1997 was 45.4%, up slightly compared with 1996 share.
      Operating performance for 1997 was significantly impacted by aggressive price discounting initiated by competition, which began in the first quarter and became progressively deeper throughout the year. Anheuser-Busch responded with comparable levels of discounting to keep its brands price-competitive and protect its market share, and the pricing environment had stabilized by the end of the year.
      Volume trends were favorable for the company's core premium brands in 1997 as consumers traded up to premium and higher-priced brands. Bud Light continued its double-digit growth. The company's quality initiatives, including a freshness advertising campaign and a renewed focus on Anheuser-Busch's 145 year heritage of quality and excellence, enhanced the company's quality perception among consumers.



                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  37

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

      Total international beer volume growth was strong for 1997, led by combined Budweiser sales volume increases in China and the United Kingdom of 44% for the full year. Significant gains in volume produced overseas in 1997 were partially offset by reduced exports from the company's U.S. facilities due in part to discontinuing Kirin Ice shipments to Japan and lower shipments of Michelob Classic Dark to Taiwan.
      Total international volume, excluding equity partner volume, was up 13.4% for the year. Budweiser volume outside the United States was up 18.3% for 1997 vs. 1996.

1996 VS. 1995

Anheuser-Busch had gross sales during 1996 of $12.6 billion, an increase of $491 million, or 4.0%, over 1995 gross sales of $12.1 billion. Gross sales include $1.74 billion in federal and state beer excise taxes for 1996. Net sales for 1996 were $10.9 billion, an increase of $436 million, or 4.2%, over 1995 net sales of $10.4 billion.
      The increase in gross and net sales in 1996 was driven primarily by increased beer sales volume, higher net revenue per barrel and higher theme park revenues.

      Beer volume in 1995 was negatively impacted by a reduction in beer wholesaler inventory levels. Excluding the inventory reduction, 1996 beer volume would have increased 2.3 million barrels, or 2.7%, over 1995. During 1996, Anheuser-Busch's core premium and super-premium brands (the Budweiser and Michelob Families) gained momentum, with Bud Light growing at an annualized double-digit pace. Overall, Bud Family sales were up almost 4%.
      Domestic market share (excluding exports) was 45.5% in 1996, compared to 44.7% in 1995, an increase of 0.8 market share points. Including exports, the company's share of U.S. shipments in 1996 was 45.3%, an increase of 1.2 share points compared to 1995 share of 44.1%. Excluding the impact of the wholesaler inventory reduction, Anheuser-Busch's share of 1995 U.S. shipments would have been 44.4%.

      The company's international beer volume was up 15.5% in 1996 compared to 1995, led by Budweiser sales expansion in the United Kingdom, Ireland and Japan. However, profit contribution was down slightly in 1996 compared to 1995 due to substantially higher investment spending on marketing for global Budweiser brand building and having a full year of operating results (losses) for the Wuhan brewery included in 1996 vs. only partial year results in 1995.

COST OF PRODUCTS AND SERVICES

The company strives to continuously drive operating costs out of its system. Brewery modernizations yield long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production initiative and wholesaler support centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand/ package preferences. Also, the company is working with its network of wholesalers to reduce distribution costs through systemwide coordination.
      Cost of products and services was $7.16 billion in 1998, an increase of $66 million, or 0.9%, compared to 1997. The change in costs of products and services in 1998 is primarily due to increased beer volume, the change in the method of accounting for the Stag Brewery operation (consolidation in 1998 vs. equity accounting in 1997) and improved brewery operating efficiencies.
      In 1997, before the Stag Brewing Company Ltd. was 100% owned by Anheuser-Busch, the company accounted for its 50% share of the operations under the equity method and excise taxes paid on beer sold were included in the cost of beer purchased from Stag. In 1998, under full consolidation accounting, excise taxes are shown as a deduction from gross sales.



38  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      Gross profit as a percentage of net sales was 36.3% for 1998, an increase of 0.4 percentage points vs. 1997, primarily reflecting productivity improvements.
      Cost of products and services in 1997 was $7.10 billion, an increase of 1.9% compared to 1996. The increase in cost of products and services in 1997 is attributable to slightly higher materials costs plus costs associated with increased beer sales volume and theme park attendance. Gross profit as a percentage of net sales was 35.9% for 1997, a decrease of 0.1 percentage points compared to 36.0% for 1996, due to slightly lower revenue per barrel in 1997.
      Cost of products and services for 1996 was $6.96 billion, a 2.1% increase over the $6.82 billion reported for 1995. The increase in the cost of products and services in 1996 is attributable to increased beer sales volume and increased raw materials costs, particularly brewing materials, partially offset by increased production efficiency savings and lower scrap aluminum prices related to recycling operations. Gross profit as a percentage of net sales in 1996 increased 1.3 percentage points, compared to 34.7% for 1995.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

Marketing, distribution and administrative expenses for 1998 were $1.96 billion, an increase of $42 million, or 2.2% compared to 1997. The increase is primarily due to higher domestic and international marketing expense in support of premium brands, primarily the Bud Family, partially offset by reduced general and administrative costs.
      Marketing, distribution and administrative expenses for 1997 were $1.92 billion, compared with $1.89 billion for 1996, an increase of $26 million, or 1.4%. The increase for 1997 is principally due to marketing costs related to the company's international beer activity, costs related to increased theme park attendance, additional costs due to an increase in the number of company-owned beer wholesale operations and increased administrative expenses, partially offset by lower promotional spending compared to 1996 when the Summer Olympic Games were held in Atlanta. Marketing, distribution and administrative expenses for 1996 increased 7.6% compared to 1995, due primarily to sponsorship of the Olympics, increased spending to support accelerated volume growth for premium brands and global Budweiser brand-building initiatives.

OPERATING INCOME

Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.
      Operating income for 1998 was $2.13 billion, an increase of $72 million, or 3.5%, over last year. The increase in operating income for the year is primarily due to higher domestic beer sales volume and higher operating results from can manufacturing and entertainment, partially offset by weaker results from international beer operations.
      Packaging operations generated approximately $150 million in operating income in 1998, a significant improvement vs. the prior year, due to higher soft drink can volume and reduced costs. Despite weakness in Florida tourism, entertainment operations had a slight improvement in operating income compared to 1997, due to higher in-park spending. International beer operating income declined vs. 1997 primarily due to weakness in Japan.
      Operating income for 1997 was $2.05 billion, an increase of $24 million, or 1.2%, compared to 1996. The increase was primarily due to increased beer sales volume, continued brewery operating efficiencies and improved performance by the company's theme park operations. Domestic revenue per barrel for 1997 was down slightly vs. the 1996 level. Entertainment operations had strong attendance and profitability and contributed $115 million in operating income in 1997. Total attendance at Busch Entertainment facilities was up approximately 7% compared to 1996, to nearly 21 million visitors. International beer profitability was down in 1997 compared to 1996 primarily due to continued significant marketing expenditures for Budweiser. Packaging operations contributed $121 million in operating profits in 1997, down slightly when compared with 1996 performance.


                          [OPERATING INCOME GRAPH]


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  39

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

      Operating income for 1996 was $2.03 billion, an increase of $162 million, or 8.7%, compared to 1995. The increase in 1996 operating income was due primarily to higher beer sales volume and higher beer margins due to increased revenue per barrel and productivity improvements, which generated nearly $100 million in cost savings vs. 1995. Metal Container Corporation reported flat profits during 1996 vs. 1995 primarily due to weaker soft drink can pricing. Profit contribution from international beer operations was down somewhat in 1996 compared to 1995 due to substantially higher investment spending on marketing for global Budweiser brand building and having a full year of operating results (losses) for the Wuhan brewery included in 1996 vs. only partial year results in 1995.

NET INTEREST COST

Net interest cost (interest expense less interest income) was $285.7 million for 1998, $253.3 million for 1997 and $223.4 million in 1996, representing increases of 12.8%, 13.4% and 3.4% compared to prior years. The increases in 1998 and 1997 reflect higher average outstanding debt balances during the years, primarily due to increasing the company's Grupo Modelo investment. The increase in 1996 was due to higher average debt balances outstanding during the period, primarily as a result of financing capital expenditures and share repurchases, partially offset by lower average interest rates.

INTEREST CAPITALIZED

Interest capitalized declined $16.1 million in 1998, to $26.0 million, due to lower construction-in-progress balances resulting from reduced capital expenditures as the company completes its brewery modernization projects. Interest capitalized increased $6.6 million in 1997 compared to 1996, to $42.1 million, after an increase of $11.2 million, to $35.5 million in 1996. The increases in 1997 and 1996 were due primarily to higher construction-in-progress levels resulting from ongoing brewery modernization projects.

OTHER INCOME/EXPENSE, NET

Other income/expense, net includes numerous items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total.
      The company had net other expense of $13.0 million in 1998, compared to expense of $9.3 million in 1997. Other expense, net for 1997 represented an increase of $6.3 million compared to 1996, primarily attributable to the elimination of dividend income reporting for the Grupo Modelo investment due to the adoption of equity accounting in the second quarter 1997. Other expense, net was $3.0 million in 1996, a decline of $23.5 million vs. 1995. This change was primarily due to the reclassification of certain purchase discounts from other income/expense, net to cost of products and services.

EQUITY INCOME, NET

In 1997, the company began recognizing its pro rata equity interest in the net earnings of Grupo Modelo and Antarctica under the equity method of accounting, as a separate line item in the income statement. The company recognized equity income, net of tax, of $85.0 million during 1998, compared to $50.3 million in 1997. The increase in equity income is due to the company's larger equity stake in Grupo Modelo and the strong underlying sales volume and operating results for Modelo, partially offset by hyperinflation accounting.
      For 1998, equity income reflects the company's 37% share of net earnings of Modelo for the first nine months (December 1997 through August 1998 reported on a one-month-delay basis) and its 50.2% ownership in the fourth quarter. This compares with 17.7% ownership for the first five months of 1997 (January through May 1997, consistent with the initial adoption of the equity method of accounting) and a 37% ownership interest thereafter.



40  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations was $1.23 billion in 1998, an increase of $54 million or 4.6% vs. 1997. Income from continuing operations was $1.18 billion for 1997, an increase of $56 million, or 5.0%, compared to 1996 income from continuing operations of $1.12 billion, which was an increase of 8.8% compared to 1995.
      The company's effective tax rate was 38.0%, 38.4% and 38.9% in 1998, 1997 and 1996, respectively. The declines in 1998 and 1997 are principally due to lower state and foreign taxes and lower nondeductible costs. The effective rate in 1996 declined from a normalized 1995 rate of 39.1% due to lower state taxes and lower nondeductible costs.

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Diluted earnings per share from continuing operations were $2.53 for 1998, an increase of 7.2% vs. 1997. Diluted earnings per share for 1997 were $2.36, an increase of $.15, or 6.8%, compared to $2.21 in 1996. Diluted earnings per share for 1996 increased $.22, or 11.1%, compared to 1995. Diluted earnings per share benefit from the company's ongoing share repurchase program.
See Note 8 for additional information regarding share repurchases.

        [DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS GRAPH]

EMPLOYEE-RELATED COSTS

Employee-related costs totaled $1.84 billion in 1998, an increase of $46 million, or 2.6%, vs. 1997 costs of $1.79 billion. Employee-related costs during 1997 increased $10 million, or 0.5%, vs. 1996 costs of $1.78 billion. These costs increased $46 million, or 2.6%, in 1996 compared to 1995. The changes in employee-related costs reflect normal increases in salaries, wages and benefit levels, partially offset by lower combined pension and retiree medical expenses.
      Salaries and wages paid comprise the majority of employee-related costs and totaled $1.52 billion in 1998, an increase of $40 million, or 2.7% vs. 1997. Salaries and wages totaled $1.48 billion in 1997, an increase of $31 million, or 2.1%, compared to $1.45 billion paid in 1996. The 1996 amount represents an increase of 5.0% vs. 1995. The remainder of employee-related costs consists of pension, life insurance, and health care benefits and payroll taxes.
      Full-time employees numbered 24,344, 24,326 and 25,123 at December 31, 1998, 1997 and 1996, respectively.

                   [TOTAL EMPLOYEE-RELATED COSTS GRAPH]
TAXES

The company is significantly impacted by federal, state and local taxes, including beer excise taxes. Taxes applicable to 1998 operations (not including the many indirect taxes included in materials and services purchased) totaled $2.89 billion, an increase of $216 million, or 8.1%, vs. 1997 total taxes of $2.67 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 1997 decreased 0.3% compared to 1996 total taxes of $2.68 billion, which increased $241 million, or 9.9%, compared to 1995. Total taxes include the impact of all nonrecurring events and transactions.
      The increase in taxes in 1998 is due to higher excise taxes on increased beer volume and the full consolidation of Stag operations. The decrease in 1997 compared to 1996 is primarily attributable to reduced income taxes due to lower pretax income and a lower effective tax rate. The increase for 1996 compared to 1995 is primarily due to higher beer excise taxes from increased beer volume and higher income taxes on higher pretax earnings.

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  41

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of liquidity are cash provided from operations and financing acti-vities. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 1998, 1997 and 1996 is presented in the statement of cash flows and Note 12.

OPERATING CASH FLOW

Anheuser-Busch's strong financial profile allows it to pursue growth while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:
      * Reinvesting in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments in its existing operations and make selected investments in international brewers.
      * Making substantial cash payments directly to shareholders. The company's objective is to return cash to shareholders through consistent dividend growth and the repurchase of approximately 3% to 4% of outstanding common shares each year. The company has paid cash dividends each of the last 65 years.
      Net working capital at December 31, 1998 was $(89.9) million compared to working capital of $83.2 million at December 31, 1997 and $34.9 million at December 31, 1996. Cash and marketable securities were $224.8 million at December 31, 1998, $147.3 million at December 31, 1997 and $93.6 million at December 31, 1996.
      Changes in cash and marketable securities for 1998 and 1997 were primarily due to cash generated from operations and debt issuance, partially offset by cash used for capital expenditures, share repurchases, dividends and business investments. Cash flow for 1996 is attributable to these same factors plus one-time proceeds from the sale of the assets of Eagle Snacks, Inc., the sale of the Cardinals and a spin-off-related dividend from Earthgrains.

                [CASH FLOW FROM CONTINUING OPERATIONS GRAPH]

CAPITAL EXPENDITURES

      During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. Due to approaching completion of the company's long-term brewery modernization program, domestic beer capital expenditures for the next few years are expected to be below the levels experienced during the modernization effort. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment (DCFROI).
      Cash flow from operating activities is projected to exceed the funding requirements for anticipated capital expenditures. However, the combination of the company's capital spending, dividends and share repurchases, plus possible additional investments in international brewers, may require external financing from time to time. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.
      Total capital expenditures in 1998 amounted to $817.5 million, a decrease of $382 million, or 31.8%, compared to 1997 capital spending of $1.2 billion. Capital expenditures over the past five years totaled $4.7 billion. The company expects its capital expenditures in 1999 to approximate $900 million. Capital expenditures during the five-year period 1999 - 2003 are expected to approximate $4.5 billion.

         [CAPITAL EXPENDITURES/DEPRECIATION & AMORTIZATION GRAPH]

42  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

SHARE REPURCHASE

      See Note 8 for a discussion of share repurchase activity.

DIVIDENDS

      Cash dividends paid to common shareholders were $521.0 million in 1998 and $492.6 million in 1997. Dividends on common stock are paid in the months of March, June, September and December of each year. In the third quarter 1998, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 7.7%, from $.26 to $.28 per share. This increased annual dividends per common share 8.0%, to $1.08 in 1998, compared with $1.00 per common share in 1997. In 1997, dividends were $.24 per share for the first two quarters and $.26 per share for the last two quarters.

FINANCING ACTIVITIES

The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 1998, a total of $240 million of debt was available for issuance under an existing registration. The company filed a new $750 million shelf registration with the SEC and also issued $150 million in long-term notes in early 1999, bringing total registered debt available for issuance to $840 million.
      Long-term debt increased a net $353.0 million in 1998, compared to an increase of $1.09 billion in 1997. The change in debt during these years is detailed below, by key component.

DEBT ISSUANCE --
      $451.5 million in 1998 compared to $1.27 billion in 1997, as follows:

YEAR        DESCRIPTION                     AMOUNT (MILLIONS)             INTEREST RATE
-----------------------------------------------------------------------------------------------
1998        Long-term notes                       $300.0         $100.0 MILLION EACH AT 5.125%,
                                                                     5.375% AND 5.65%, FIXED
            Debentures                            $100.0                   6.5%, FIXED
            Commercial paper                       $23.3              5.5%, WEIGHTED AVERAGE
            Industrial revenue bonds               $13.8               VARIOUS FIXED RATES
            Miscellaneous                          $14.4               VARIOUS FIXED RATES
-----------------------------------------------------------------------------------------------
1997        Long-term notes                       $500.0           $250.0 million each at 7.1%
                                                                         and 7.125%, fixed
            Debentures                            $100.0                   6.75%, fixed
            Dual-currency notes                   $162.8               Quarterly, floating
            Commercial paper                      $436.4              5.5%, weighted average
            Industrial revenue bonds               $41.0               Various fixed rates
            Miscellaneous                          $29.4               Various fixed rates
-----------------------------------------------------------------------------------------------

DEBT REDUCTION --

            $98.5 million in 1998 versus $174.9 million in 1997, as follows:

YEAR        DESCRIPTION                     AMOUNT (MILLIONS)             INTEREST RATE
-----------------------------------------------------------------------------------------------
1998        Debentures                             $45.0            $22.5 MILLION EACH AT 8.5%
                                                                        AND 8.625%, FIXED
            Medium-term notes                      $15.0             6.3%, WEIGHTED AVERAGE
            ESOP debt guarantee                    $34.9                   8.3%, FIXED
            Miscellaneous                           $3.6               VARIOUS FIXED RATES
-----------------------------------------------------------------------------------------------
1997        Debentures                             $83.3                  8.625%, fixed
            Medium-term notes                      $32.5             7.4%, weighted average
            ESOP debt guarantee                    $33.3                   8.3%, fixed
            Miscellaneous                          $25.8               Various fixed rates
-----------------------------------------------------------------------------------------------

      [INCOME FROM CONTINUING OPERATIONS/DIVIDENDS ON COMMON STOCK GRAPH]

                               ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  43

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

      In addition to its long-term debt financing, the company has access to the short-term capital market through the utilization of commercial paper and its $1 billion revolving bank credit agreement that expires August 2001. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. Fee information on the credit agreement can be found in
Note 4.
      The company's ratio of total debt to total capitalization was 52.8% and 51.9% at December 31, 1998 and 1997, respectively. The company's fixed charge coverage ratio was 6.8x, 7.3x and 7.9x for the years ended December 31, 1998, 1997 and 1996, respectively.

               [SHAREHOLDERS EQUITY/LONG-TERM DEBT GRAPH]

COMMON STOCK

At December 31, 1998, common stock shareholders of record numbered 62,110 compared with 64,815 at the end of 1997. See Note 8 for a summary of common stock activity.

PRICE RANGE OF COMMON STOCK

The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The following table summarizes 1998 quarterly high and low closing prices for BUD.

PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)
-----------------------------------------------------------------
                      1998                    1997
               --------------------------------------------------
QUARTER         HIGH        LOW         HIGH         LOW
               --------------------------------------------------
First          47 1/2     43 7/16      44 7/8      40 5/8
Second         49 1/4     45 7/16      44 1/4        41
Third          57 3/8     46 3/4       47 7/8     41 13/16
Fourth         68 1/4     52 1/2         45        39 1/2
-----------------------------------------------------------------

      The closing price of the company's common stock at December 31, 1998 and 1997 was $65 5-8 and $44, respectively. The book value of each common share of stock at December 31, 1998 was $8.84, compared to $8.30 at December 31, 1997.

SYSTEMS-RELATED YEAR 2000 COSTS

Anheuser-Busch has identified its significant systems, facilities and equipment issues related to Year 2000 date recognition for key accounting and operating systems. The company is working to resolve the Year 2000 matter through either the replacement of existing systems with new Year 2000 ready systems or by reprogramming existing systems. Completion of the majority of reprogramming, hardware replacement and appropriate testing is expected prior to June 30, 1999.
      All costs related to the assessment, reprogramming and testing of existing systems for the Year 2000 effort are expensed as incurred. Costs associated with replacement of hardware that is not Year 2000 ready will be capitalized in accordance with the company's existing fixed asset accounting policies. The company incurred Year 2000-related reprogramming costs of $15.5 million in 1998, compared to costs of $6.6 million for 1997 and nominal costs in 1996. The company estimates incurring approximately $21 million in additional costs to complete the Year 2000 reprogramming effort. Hardware replacement costs are not expected to be significant.
      Although the company expects to be Year 2000 ready when necessary, failure of the company or significant key suppliers or customers to be fully Year 2000 ready could potentially have a material adverse impact on the results of the company's operations. However, due to the many factors involved, including factors impacting third parties which the company cannot readily ascertain, Anheuser-Busch is currently unable to estimate the potential impact. The company is currently assessing important third party Year 2000 preparedness and is working with its key suppliers and customers to ensure Year 2000 issues are adequately addressed to the extent possible. In that regard, the company is developing a methodology to monitor those third party remediation efforts.



44  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      The company considers the likelihood of Year 2000 nonreadiness by Anheuser-Busch to be remote, but is currently unable to determine the likelihood of Year 2000 nonreadiness by key suppliers or customers. Contingency plans are being developed to ensure critical operations continue uninterrupted in the event either Anheuser-Busch or key suppliers orcustomers fails to resolve their respective Year 2000 issues in a timely manner. Such plans will be in place prior to December 31, 1999.

RISK MANAGEMENT

In the ordinary course of business, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to the sale of product to foreign customers, purchases from foreign suppliers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, swaps and options to manage certain of these exposures that it considers practical to do so. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the normal course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of free-standing instruments. The company neither holds nor issues financial instruments for trading purposes.
      Specific hedging strategies depend on several factors, including the magnitude and volatility of the exposure, offset through contract terms, cost and availability of appropriate instruments, the anticipated time horizon, basis, opportunity cost and the nature of the item being hedged. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility and obtaining the most favorable transaction costs possible within the constraints of its financial objectives. Exposures the company currently is unable to hedge, or has elected not to hedge, primarily relate to its floating rate debt, net investments in foreign-currency-denominated operations and translated earnings of foreign subsidiaries.
      Derivatives are either exchange-traded instruments which are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. No credit loss is anticipated as the counterparties to over-the-counter instruments have long-term debt ratings from Standard and Poor's or Moody's no lower than A+ or A1, respectively, or the counterparty position is secured by a letter of credit from a bank having such a rating. The fair value of derivative financial instruments is monitored based on the estimated amounts the company would receive or have to pay when terminating the contracts. The company also monitors the effectiveness of its hedging structures on an ongoing basis.
      Following is a volatility analysis of the company's derivatives portfolio that indicates potential changes in the fair value of the company's derivative holdings under certain market movements. The company applies sensitivity analysis for commodity price exposures and value-at-risk (VAR) analysis for foreign currency and interest rate exposures.

ESTIMATED FAIR VALUE VOLATILITY AT DECEMBER 31, 1998  (IN MILLIONS)
-------------------------------------------------------------------------------
Foreign Currency Risk (VAR): Forwards, Options                        $(0.8)
Interest Rate Risk (VAR): Swaps                                       $(2.0)
Commodity Price Risk (Sensitivity): Futures, Swaps, Options           $(6.8)
-------------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  45

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

      VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method for currencies and covariance method for interest rates) which incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss each portfolio could experience for 19 out of every 20 trading days (95% confidence level), based on history. The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's principal commodities. The volatility of foreign currencies, interest rates and commodity prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, changes in fair value over time could differ substantially from the illustration.
      The preceding volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in pricing of an underlying exposure. See Note 3 for additional information.

INTRODUCTION OF THE EURO

The initial phase of the three-year phase-in of the new common currency of the European Economic and Monetary Union, the "euro," began on January 1, 1999. The company has made appropriate arrangements with key financial institutions to ensure smooth handling of euro receipts and disbursements. The company's financial systems can accommodate the initial euro introduction but additional updates and adaptation of computer systems will be necessary prior to the end of the euro transition period in 2001. Computer equipment and programming costs are not expected to be material and will be complete before the end of transition.
      The company's existing European contracts and currency hedges remain in force under the original terms. Prospectively, the company will denominate agreements and hedges in euros as necessary. The company cannot readily predict what impact, if any, single currency pricing will have on its European operations.

SIGNIFICANT NON-U.S. EQUITY INVESTMENTS

GRUPO MODELO

In September 1998, the company completed the purchase of an additional 13.25% of Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and leading exporter of beer. The purchase price was $556.5 million, bringing Anheuser-Busch's total investment in Modelo to $1.6 billion. The additional investment increased Anheuser-Busch's total direct and indirect holdings in Diblo to 50.2%. The increase in ownership does not give Anheuser-Busch voting control of either Grupo Modelo or Diblo and, accordingly, the company continues to account for its Modelo investment on the equity basis.
      The economic benefit of the company's Modelo investment can be measured in two ways--Anheuser-Busch's pro rata share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its carrying value. The excess of fair value over carrying value, based on Grupo Modelo's closing stock price at December 31, 1998, was $2.8 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents an economic benefit to Anheuser-Busch.
      Due to the structure and composition of Anheuser-Busch's initial investment, the company was not required to adjust its Grupo Modelo investment to fair market value while on the cost basis of accounting from 1993 to 1996. Additionally, the initial investment was configured such that the company's return was largely protected against a decline in the value of the Mexican peso.


46  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      The company adopted the equity method of accounting when ownership was increased to 37% in May 1997, which gave Anheuser-Busch additional minority rights and increased representation on the Grupo Modelo Board of Directors. At that time, the company adjusted the carrying value of its Modelo investment by $189.4 million to reflect the impact of cumulative peso depreciation from 1993 to 1996, the period for which the investment was accounted for under the cost method of accounting. The offset to this translation adjustment was the "foreign currency translation adjustment" account in shareholders equity.
      Throughout 1997 and 1998, Mexico was considered hyperinflationary for accounting purposes and the company effectively recognized the relative impact of Mexican peso depreciation on its investment in earnings during those periods. As of January 1, 1999, the Mexican economy ceased to be hyperinflationary for accounting purposes and translation adjustments will be reflected in equity rather than earnings. The change to nonhyperinflation accounting is expected to be favorable to Anheuser-Busch compared to hyperinflation accounting, due to the strong net monetary asset position of Modelo.

ANTARCTICA

In April 1996, the company purchased a 5% equity stake in a subsidiary of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The subsidiary, ANEP, controls 75% of Anarctica's operations. The investment agreement provided the company with options allowing it to increase its investment to approximately 30% of ANEP beginning April 22, 1996 and generally expiring on April 21, 2002.
      In December 1997, the Brazilian trade commission (CADE), ruled Anheuser-Busch's partnership with Antarctica was a restraint of trade and called for the company to divest its investment in ANEP, subject to review. The company and Antarctica appealed the ruling and on April 8, 1998, announced the successful conclusion of an agreement with CADE that approved the continuation of the two brewers' partnership in Brazil.

CORPORATE MATTERS

JUSTICE DEPARTMENT INQUIRY

In October 1997, the company received notification from the U.S. Justice Department that the Department had begun a civil investigation into the distribution and sale of beer, including Anheuser-Busch's policies and practices in marketing and distribution. In September 1998, the Justice Department informed the company that it had discontinued its investigation.

LABOR NEGOTIATIONS

Talks with the Teamsters union regarding a new labor agreement covering U.S. brewery employees represented by the union are at impasse and as a result, the company began implementing its final contract offer September 21, 1998. The company's final offer includes an 11.5% pay increase over five years and enhanced pension benefits. Also included in the offer are provisions to support productivity improvement, promote workplace flexibility, reduce absenteeism, improve the grievance procedure and institute a more effective drug-testing program.
      The most recent contract vote, the second by Teamsters-represented employees, occurred in July 1998 with results showing that 46% of those voting favored ratification. On September 18, 1998, the National Labor Relations Board (NLRB) notified the company that charges brought by the Teamsters against the company relating to national bargaining issues had been dismissed, validating Anheuser-Busch's position that the company bargained in good faith throughout the negotiations. Charges brought by the union challenging the implementation of the company's final offer were also found by the NLRB to have no merit and were dismissed in February 1999.


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  47

> MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

      On October 22, 1998, members of St. Louis Teamsters Local 367, representing about 68 Firemen and Oilers, walked off the job at the St. Louis brewery. Other local St. Louis unions representing approximately 1,700 employees at the brewery honored the picket lines. On October 23, 1998, Local 367 offered to end the strike, with no change in the implemented offer. Striking employees and other employees reported back to work the week of October 26. The St. Louis brewery was operated by salaried and other employees during the strike. There was no disruption in the production or distribution of the company's products. Operations at the company's other 11 breweries were unaffected.
      The company anticipates eventually reaching an agreement with the union but remains fully prepared to operate in the event of additional work stoppages.

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


48  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS


      The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. These statements are prepared in accordance with generally accepted accounting principles.
      The company maintains accounting and reporting systems, supported by a system of internal accounting control, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1998, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.
      The Audit Committee of the Board of Directors, which consists of eight nonmanagement directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants and meets with the independent accountants and internal auditors to review the overall scope and specific plans for their respective audits. The Committee held four meetings during 1998. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.
      The report of PricewaterhouseCoopers LLP appears below.

------------------------------------------------------------------------------

                                                       800 Market Street
 PRICEWATERHOUSECOOPERS [LOGO]                         St. Louis, MO 63101



February 2, 1999
To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

      We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.
      As discussed in Note 2 and Note 13 to the Consolidated Financial Statements, in 1997 the company adopted the equity method of accounting for its investments in Grupo Modelo, S.A. de C.V. and its operating subsidiary, Diblo, S.A. de C.V. and changed its method of accounting for business process reengineering costs incurred in connection with information technology transformation projects, respectively.

/s/ PRICEWATERHOUSECOOPERS LLP

                              ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT 49

CONSOLIDATED BALANCE SHEET
Anheuser-Busch Companies and Subsidiaries

(In millions)
-----------------------------------------------------------------------------------------------------------
    Year Ended December 31,                                                 1998              1997
-----------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
      Cash and marketable securities                                      $   224.8         $   147.3
      Accounts and notes receivable, less allowance for
            doubtful accounts of $5.5 in 1998 and $4.9 in 1997                610.1             713.4
      Inventories:
            Raw materials and supplies                                        362.9             328.7
            Work in process                                                    90.7              87.8
            Finished goods                                                    169.8             133.7
                 Total inventories                                            623.4             550.2
      Other current assets                                                    182.1             173.0
                                                                     -------------------------------------
                 Total current assets                                       1,640.4           1,583.9
Investments in affiliated companies                                         1,880.6           1,296.8
Other assets                                                                1,114.3           1,095.8
Plant and equipment, net                                                    7,849.0           7,750.6
                                                                     -------------------------------------
                 TOTAL ASSETS                                             $12,484.3         $11,727.1
                                                                     =====================================

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities:
      Accounts payable                                                    $   905.7         $   791.8
      Accrued salaries, wages and benefits                                    256.3             224.3
      Accrued taxes                                                           193.6             183.9
      Other current liabilities                                               374.7             300.7
                                                                     -------------------------------------
                 Total current liabilities                                  1,730.3           1,500.7
                                                                     -------------------------------------
Postretirement benefits                                                       515.8             525.4
                                                                     -------------------------------------
Long-term debt                                                              4,718.6           4,365.6
                                                                     -------------------------------------
Deferred income taxes                                                       1,303.6           1,293.6
                                                                     -------------------------------------
Common Stock and Other Shareholders Equity:
      Common stock, $1.00 par value, authorized 800,000,000 shares            712.7             709.3
      Capital in excess of par value                                        1,117.5           1,017.0
      Retained earnings                                                     8,320.7           7,604.9
      Accumulated other comprehensive income:
            Foreign currency translation adjustment                          (205.6)           (214.0)
                                                                     -------------------------------------
                                                                            9,945.3           9,117.2
      Treasury stock, at cost                                              (5,482.1)         (4,793.3)
      ESOP debt guarantee                                                    (247.2)           (282.1)
                                                                     -------------------------------------
                                                                            4,216.0           4,041.8
                                                                     -------------------------------------
Commitments and contingencies                                                    --                --
                                                                     -------------------------------------
                 TOTAL LIABILITIES AND EQUITY                             $12,484.3         $11,727.1
                                                                     =====================================

The Notes to Consolidated Financial Statements appearing on pages 54-73 of this report are an integral component of the company's financial statements and should be read in conjunction with the statements.



50  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME
Anheuser-Busch Companies and Subsidiaries

(In millions, except per share)
----------------------------------------------------------------------------------------------------------------------------
    Year Ended December 31,                                                 1998              1997              1996
----------------------------------------------------------------------------------------------------------------------------
Sales                                                                     $13,207.9         $12,832.4         $12,621.5
      Less excise taxes                                                    (1,962.1)         (1,766.2)         (1,737.8)
                                                                     -------------------------------------------------------
Net sales                                                                  11,245.8          11,066.2          10,883.7
      Cost of products and services                                        (7,162.5)         (7,096.9)         (6,964.6)
                                                                     -------------------------------------------------------
Gross profit                                                                4,083.3           3,969.3           3,919.1
      Marketing, distribution and administrative expenses                  (1,958.0)         (1,916.3)         (1,890.0)
      Gain on sale of St. Louis Cardinals                                        --                --              54.7
                                                                     -------------------------------------------------------
Operating income                                                            2,125.3           2,053.0           2,083.8
      Interest expense                                                       (291.5)           (261.2)           (232.8)
      Interest capitalized                                                     26.0              42.1              35.5
      Interest income                                                           5.8               7.9               9.4
      Other expense, net                                                      (13.0)             (9.3)             (3.0)
                                                                     -------------------------------------------------------
Income before income taxes                                                  1,852.6           1,832.5           1,892.9
                                                                     -------------------------------------------------------
Provision for income taxes:
      Current                                                                (669.8)           (612.2)           (643.0)
      Deferred                                                                (34.5)            (91.4)            (93.8)
                                                                     -------------------------------------------------------
                                                                             (704.3)           (703.6)           (736.8)
Equity income, net of tax                                                      85.0              50.3                --
                                                                     -------------------------------------------------------
Income from continuing operations                                           1,233.3           1,179.2           1,156.1
Income from discontinued operations                                              --                --              33.8
                                                                     -------------------------------------------------------
Income before cumulative effect of accounting change                        1,233.3           1,179.2           1,189.9
Cumulative effect of accounting change, net of tax of $6.2                       --             (10.0)               --
                                                                     -------------------------------------------------------
      Net income                                                          $ 1,233.3         $ 1,169.2         $ 1,189.9
                                                                     =======================================================
Basic earnings per share:
      Continuing operations                                               $    2.56         $    2.39         $    2.31
      Discontinued operations                                                    --                --               .07
                                                                     -------------------------------------------------------
      Income before cumulative effect of accounting change                     2.56              2.39              2.38
      Cumulative effect of accounting change                                     --              (.02)               --
                                                                     -------------------------------------------------------
      Net income                                                          $    2.56         $    2.37         $    2.38
                                                                     =======================================================
Diluted earnings per share:
      Continuing operations                                               $    2.53         $    2.36         $    2.27
      Discontinued operations                                                    --                --               .07
                                                                     -------------------------------------------------------
      Income before cumulative effect of accounting change                     2.53              2.36              2.34
      Cumulative effect of accounting change                                     --              (.02)               --
                                                                     -------------------------------------------------------
      Net income                                                          $    2.53         $    2.34         $    2.34
                                                                     =======================================================

The Notes to Consolidated Financial Statements appearing on pages 54-73 of this report are an integral component of the company's financial statements and should be read in conjunction with the statements.

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  51

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
Anheuser-Busch Companies and Subsidiaries

(In millions, except per share)
-----------------------------------------------------------------------------------------------------------------------------
     Year Ended December 31,                                                1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance, beginning of period                                              $   709.3         $   705.8         $   347.3
Shares issued under stock plans                                                 3.4               3.5               2.6
Conversion of convertible debentures                                             --                --               6.4
Two-for-one stock split                                                          --                --             349.5
                                                                     -------------------------------------------------------
      Balance, end of period                                              $   712.7         $   709.3         $   705.8
                                                                     =======================================================

CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of period                                              $ 1,017.0         $   929.2         $ 1,012.2
Shares issued under stock plans                                               100.5              87.8             106.9
Conversion of convertible debentures                                             --                --             159.6
Two-for-one stock split                                                          --                --            (349.5)
                                                                     -------------------------------------------------------
      Balance, end of period                                              $ 1,117.5         $ 1,017.0         $   929.2
                                                                     =======================================================

RETAINED EARNINGS
Balance, beginning of period                                              $ 7,604.9         $ 6,924.5         $ 6,869.6
Income from continuing operations                                           1,233.3           1,169.2           1,189.9
Common dividends paid (per share:
      1998 - $1.08; 1997 - $1.00; 1996 - $.92)                               (521.0)           (492.6)           (458.9)
Shares issued under stock plans                                                 3.5               3.8               3.9
Spin-off of the Earthgrains Company                                              --                --            (680.0)
                                                                     -------------------------------------------------------
      Balance, end of period                                              $ 8,320.7         $ 7,604.9         $ 6,924.5
                                                                     =======================================================

TREASURY STOCK
Balance, beginning of period                                              $(4,793.3)        $(4,206.2)        $(3,436.0)
Treasury stock acquired                                                      (688.8)           (587.1)           (770.2)
                                                                     -------------------------------------------------------
      Balance, end of period                                              $(5,482.1)        $(4,793.3)        $(4,206.2)
                                                                     =======================================================

ESOP DEBT GUARANTEE
Balance, beginning of period                                              $  (282.1)        $  (315.4)        $  (347.1)
Annual debt service                                                            34.9              33.3              31.7
                                                                     -------------------------------------------------------
      Balance, end of period                                              $  (247.2)        $  (282.1)        $  (315.4)
                                                                     =======================================================

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period                                              $  (214.0)        $    (8.8)        $   (12.1)
Foreign currency translation adjustment                                         8.4            (205.2)              3.3
                                                                     -------------------------------------------------------
      Balance, end of period                                              $  (205.6)        $  (214.0)        $    (8.8)
                                                                     =======================================================
      TOTAL SHAREHOLDERS EQUITY                                           $ 4,216.0         $ 4,041.8         $ 4,029.1
                                                                     =======================================================

COMPREHENSIVE INCOME
Net income                                                                $ 1,233.3         $ 1,169.2         $ 1,189.9
Foreign currency translation adjustment                                         8.4            (205.2)              3.3
                                                                     -------------------------------------------------------
      TOTAL COMPREHENSIVE INCOME                                          $ 1,241.7         $   964.0         $ 1,193.2
                                                                     =======================================================

The Notes to Consolidated Financial Statements appearing on pages 54-73 of this report are an integral component of the company's financial statements and should be read in conjunction with the statements.

52  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
Anheuser-Busch Companies and Subsidiaries

(In millions)
-------------------------------------------------------------------------------------------------------------------------------
     Year Ended December 31,                                                     1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                               $ 1,233.3         $ 1,169.2         $ 1,189.9
     Income from discontinued operations                                             --                --             (33.8)
     Cumulative effect of accounting change                                          --              10.0                --
                                                                         -------------------------------------------------------
     Income from continuing operations                                          1,233.3           1,179.2           1,156.1
     Adjustments to reconcile income from
         continuing operations to cash provided by operating activities:
         Depreciation and amortization                                            738.4             683.7             611.5
         Deferred income taxes                                                     34.5              91.4              93.8
         Undistributed earnings of affiliated companies                           (53.7)            (49.9)               --
         After-tax gain on sale of St. Louis Cardinals                               --                --             (33.4)
         Decrease in noncash working capital                                      250.6               5.4             233.7
         Other, net                                                               (27.1)            (93.2)            (92.8)
                                                                         -------------------------------------------------------
     Cash provided by operating activities                                      2,176.0           1,816.6           1,968.9
     Net cash provided by discontinued operations                                    --                --              52.0
                                                                         -------------------------------------------------------
     Total cash provided by operating activities                                2,176.0           1,816.6           2,020.9
                                                                         -------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                                                        (817.5)         (1,199.3)         (1,084.6)
     New business acquisitions                                                   (566.5)           (683.3)           (135.7)
     Proceeds from sale of St. Louis Cardinals                                       --                --             116.6
     Cash used for investing activities                                        (1,384.0)         (1,882.6)         (1,103.7)
                                                                         -------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Increase in long-term debt                                                   451.5           1,245.9             773.6
     Decrease in long-term debt                                                   (63.6)           (141.6)           (575.1)
     Dividends paid to shareholders                                              (521.0)           (492.6)           (458.9)
     Acquisition of treasury stock                                               (688.8)           (587.1)           (770.2)
     Shares issued under stock plans                                              107.4              95.1             113.4
                                                                         -------------------------------------------------------
     Cash provided by/(used for) financing activities                            (714.5)            119.7            (917.2)
                                                                         -------------------------------------------------------
     Net increase in cash and marketable
         securities during the year                                                77.5              53.7                --
     Cash and marketable securities, beginning of year                            147.3              93.6              93.6
                                                                         -------------------------------------------------------
     Cash and marketable securities, end of year                              $   224.8         $   147.3         $    93.6
                                                                         =======================================================

The Notes to Consolidated Financial Statements appearing on pages 54-73 of this report are an integral component of the company's financial statements and should be read in conjunction with the statements.

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's Consolidated Financial Statements included in this annual report. These principles and policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and assumptions.

PRINCIPLES OF CONSOLIDATION

      The Consolidated Financial Statements include the company and all its subsidiaries. The company generally consolidates all majority-owned and controlled subsidiaries, accounts for equity investments below the 20% level under the cost method, and applies the equity method of accounting for equity investments between 20% and 50%. All significant intercompany transactions have been eliminated. Minority interests in consolidated subsidiaries are not material. See Note 2 for additional discussion.

FOREIGN CURRENCY TRANSLATION

      Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for the results of operations. Translation adjustments are reported as a separate component of other comprehensive income within shareholders equity. Translation practice differs for foreign operations in hyperinflationary economies. See Note 2 for additional discussion.
      Exchange rate adjustments related to foreign currency transactions are recognized in income as incurred.

CASH AND MARKETABLE SECURITIES

      Cash and marketable securities include cash on hand, demand deposits and short-term investments with initial maturities generally of 90 days or less.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

      The excess of the cost over the net assets of acquired businesses, which is included in other assets on the balance sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1998 and 1997 was $116.3 million and $106.6 million, respectively. The ongoing recoverability of goodwill is monitored based on appropriate operating unit performance and consideration of significant events or changes in the overall business environment.

INVENTORIES AND PRODUCTION COSTS

      Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 73% and 75%, respectively, of total inventories at December 31, 1998 and 1997. Had the average-cost method (which approximates replacement cost) been used with respect to such inventories at December 31, 1998 and 1997, total inventories would have been $100.3 million and $117.5 million higher, respectively.

PLANT AND EQUIPMENT

      Plant and equipment is carried at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is recognized in earnings.
      Depreciation is provided on the straight-line method over the estimated useful lives of the assets, resulting in annual depreciation rates on buildings ranging from 2% to 10% and on machinery and equipment ranging from 4% to 25%.

54  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

INCOME TAXES

      The provision for income taxes is based on income and expense amounts as reported in the Consolidated Statement of Income. The company utilizes certain provisions of federal and state income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."

DERIVATIVE FINANCIAL INSTRUMENTS

      All derivative instruments held by the company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability, as appropriate depending on the circumstances. Derivative positions are settled if the underlying transaction is no longer expected to occur, with related gains and losses recognized in earnings in the period settlement occurs. Option premiums paid are recorded as assets and amortized over the life of the option. Derivatives generally have initial terms of less than three years, and all currently hedged transactions are expected to occur within the next three years. See Note 3 for additional information regarding the company's derivatives portfolio.

RESEARCH AND DEVELOPMENT COSTS, ADVERTISING AND PROMOTIONAL COSTS, AND INITIAL PLANT COSTS

      Research and development costs, advertising and promotional costs, and initial plant costs are expensed in the year in which these costs are incurred. Advertising and promotional expenses were $642.1 million, $603.6 million and $701.3 million in 1998, 1997 and 1996, respectively.

SYSTEMS DEVELOPMENT COSTS

      The company capitalizes certain systems development costs that meet established criteria. Amounts capitalized are amortized to expense over a five-year period. In 1998, 1997 and 1996, the company capitalized systems development costs of $50.8 million, $32.6 million, and $83.0 million, respectively. Accumulated amortization related to capitalized systems costs was $95.4 million and $59.4 million at December 31, 1998 and 1997, respectively.
      Effective January 1, 1999, the company adopted AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Systems Developed or Obtained for Internal Use" (SOP 98-1). Adoption of SOP 98-1 will require no significant changes to the company's systems development accounting methodology and will not have a material impact on the results of operations.

STOCK-BASED COMPENSATION

      The company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.
      In 1996, FAS No. 123, "Accounting for Stock-Based Compensation," became effective for the company. FAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note 6 for pro forma disclosures required by FAS 123 plus additional information on the company's stock options.

START-UP COSTS

      Effective January 1, 1999, the company adopted AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires the costs of start-up activities to be expensed as incurred. Adoption of SOP 98-5 will require no significant changes to the company's current accounting methodology and will not have a material impact on the results of operations.


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  55

> Notes to Consolidated Financial Statements


2. INTERNATIONAL INVESTMENTS

GRUPO MODELO

      In 1993, Anheuser-Busch purchased a 17.7% direct and indirect equity interest in Diblo S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for $477 million. In May 1997, the company increased its direct and indirect equity ownership in Diblo to 37% for an additional $605 million. Effective with the increase in equity ownership to 37%, the company received expanded minority rights, increased its representation on Modelo's Board of Directors to 10 of 21 members and adopted the equity method of accounting for the investment. In September 1998, the company completed its purchase of an additional 13.25% equity interest in Diblo for $557 million, and now owns a 50.2% direct and indirect interest in Diblo. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and will therefore continue to account for its investment on the equity basis.
      Equity income recognized in 1997 reflected the company's 17.7% ownership from January through May and its 37% ownership thereafter. The difference between income recognized on the cost basis prior to 1997 and what would have been recognized had the company applied equity accounting in those years is not material. The company recorded a $189.4 million adjustment to the carrying value of the investment for cumulative Mexican peso depreciation between 1993 and 1996 prior to the adoption of equity accounting in 1997. The offset for the adjustment was to "foreign currency translation," a component of shareholders equity.
      Included in the carrying amount of the Modelo investment is goodwill of $553.6 million and $246.3 million, respectively, at December 31, 1998 and 1997 which is being amortized over 40 years. Accumulated amortization was $15 million and $6.9 million, respectively, at December 31, 1998 and 1997. Dividends received from Grupo Modelo in 1998 totaled $50.3 million, compared to $16.4 million in 1997 and $15.5 million in 1996.
      For foreign operations in countries whose economies are considered highly inflationary, the U.S. dollar is deemed the functional currency for financial reporting purposes. Foreign currency translation practice for highly inflationary economies under Financial Accounting Standard No. 52, "Foreign Currency Translation," requires that property, other long-lived assets, long-term liabilities and related profit and loss accounts be translated at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments are included in earnings in the current period.
      Effective January 1, 1997, Mexico's economy was deemed highly inflationary for accounting purposes and, accordingly, all monetary translation gains and losses related to the Modelo investment were recognized in equity income during 1997 and 1998. In November 1998, the International Accounting Task Force of the American Institute of Certified Public Accountants, in conjunction with the Securities and Exchange Commission, concluded that the Mexican economy ceased to be highly inflationary for accounting purposes as of January 1, 1999.
      Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table, (in millions). The amounts presented are implied consolidated Grupo Modelo operating results and financial position after adjustment to account for differences between Mexican and U.S. generally accepted accounting principles, and reflect Anheuser-Busch's appropriate pro rata equity interest during the year.


56  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

-----------------------------------------------------------------------------
                                                1998              1997
                                         ------------------------------------
Current assets                                $  859.8          $  856.7
Noncurrent assets                              3,008.4           2,297.5
Current liabilities                              200.6             176.0
Noncurrent liabilities                           172.0              58.2
Gross sales                                    1,748.3           1,353.6
Net sales                                      1,632.0           1,268.2
Gross profit                                     809.2             594.6
Minority interest                                 32.8              26.6
Income from continuing operations                180.3             138.0
Net income                                       180.3             138.0
-----------------------------------------------------------------------------

OTHER INTERNATIONAL INVESTMENTS

      In April 1996, the company invested $52.5 million to purchase a 5% equity stake in Antarctica Empreendimentos e Participacoes (ANEP), a subsidiary controlling approximately 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. Anheuser-Busch holds options to increase its equity interest in ANEP to approximately 30%. These options essentially expire in April 2002.
      As a result of holding certain minority rights and having gained representation on the ANEP Board of Directors in late 1996, the company changed its accounting method for the investment in ANEP from the cost to the equity method effective January 1, 1997. The difference between income recognized on the cost basis in 1996 and what would have been recognized had the company applied equity accounting is not material.
      Anheuser-Busch also owns a 51% interest in a joint venture it operates with Antarctica for the marketing, sales and distribution of Budweiser in Brazil. The joint venture, Budweiser Brasil Ltda., is consolidated.
      In 1996, Anheuser-Busch purchased a 4.4% interest in the Argentine subsidiary of Compania Cervecerias Unidas S.A. (CCU), CCU-Argentina. The purchase agreement provided the company with options to increase its investment to 20% of CCU-Argentina. In December 1998, the company exercised a portion of its options and purchased an additional 3.8% in CCU-Argentina for $10 million, bringing the company's ownership in CCU-Argentina to 8.2%. The company's remaining options expire in December 2002. The investment is accounted for on the cost basis. CCU-Argentina brews and sells Budweiser in Buenos Aires and other major Argentine markets.
      In the fourth quarter 1998, the company restructured the sales force and made other organizational changes at its Japanese subsidiary. Total pretax cost of the restructuring was $8.6 million, primarily for wage and severance benefits due to workforce reductions.
      The company owns an 86.6% interest in a joint venture which owns the Wuhan brewery located in the People's Republic of China. The joint venture brews and distributes Budweiser primarily in the northern, eastern and central regions of China. The joint venture is consolidated.
      In 1997, the company purchased the remaining 50% of the Stag Brewing Company Ltd. from its partner, Scottish Courage. Budweiser is brewed and packaged at the Stag Brewery primarily for distribution in the United Kingdom. Scottish Courage owns and leases the brewery site to the company. The Stag Brewery operations are consolidated.

3. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The company currently uses the following derivative financial instruments: purchased options and forward contracts for foreign currency risk; swaps for interest rate risk; and futures, swaps and purchased options for commodity price risk. All derivatives are off-balance-sheet and therefore have no recorded carrying value. Because the company hedges only with instruments that have high correlation with the underlying transaction pricing, changes in derivatives fair values are expected to be offset by changes in pricing.


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  57

> Notes to Consolidated Financial Statements

      The following table summarizes the notional transaction amounts and fair values for outstanding derivatives, by risk category and instrument type, at December 31, (in millions):

----------------------------------------------------------------------------------------
                                                 1998                    1997
                                    ----------------------------------------------------
                                         NOTIONAL      FAIR      NOTIONAL      FAIR
                                          AMOUNT      VALUE       AMOUNT      VALUE
                                    ----------------------------------------------------
Foreign Currency:
     Forwards                             $ 76.8     $  1.5       $ 75.7     $ (1.1)
     Options                               323.1        6.5        265.5       15.3
                                    ----------------------------------------------------
                                           399.9        8.0        341.2       14.2
                                    ----------------------------------------------------
Interest Rate:
     Swaps                                 425.2      (53.4)       425.2      (49.8)
                                    ----------------------------------------------------

Commodity Price:
     Swaps                                  14.1        (.3)       140.5       (2.9)
     Futures                                46.1       (3.6)        22.9        (.4)
     Options                                94.4       (2.8)         5.6         --
                                    ----------------------------------------------------
                                           154.6       (6.7)       169.0       (3.3)
                                    ----------------------------------------------------

Total of outstanding derivatives          $979.7     $(52.1)      $935.4     $(38.9)
                                    ====================================================
----------------------------------------------------------------------------------------

      The interest rate swap and currency exchange agreements related to the dual-currency notes discussed in Note 4 are included as interest rate swaps in the preceding table. These agreements are integral parts of dual-currency note structures which provide the company with floating-rate financing at below-market rates.
      The company has "long" exposure to the British pound sterling, Irish punt, Japanese yen, Mexican peso and Canadian dollar. The company's exposures to other currencies are essentially "short," primarily for German mark-denominated purchases of hops. Long exposure indicates the company has foreign currency in excess of its needs while a short exposure indicates the company requires additional foreign currency to meet its needs. For commodity derivatives, as a net user of raw materials, the company's underlying exposure is short, indicating additional quantities must be obtained to meet anticipated production requirements.

CONCENTRATION OF CREDIT RISK

      The company does not have a material concentration of accounts receivable or other credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

      Nonderivative financial instruments included in the balance sheet are cash, commercial paper and long-term debt. The fair value of long-term debt, based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $5.0 billion and $4.5 billion at December 31, 1998 and 1997, respectively.

NEW DERIVATIVES AND HEDGING ACCOUNTING STANDARD

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Standard requires all derivative financial instruments to be reflected on an entity's balance sheet at fair value, with changes in fair value recognized quarterly in either earnings or equity, depending on the nature of the underlying exposure being hedged. FAS 133 is required to be adopted no later than January 1, 2000.
      Adoption of FAS 133 requires a one-time recognition on the balance sheet of the fair value of the company's derivatives portfolio plus a cumulative effect adjustment to earnings and/or equity. The company uses only derivative instruments that are highly correlated to the underlying exposure and therefore does not anticipate a material earnings impact from the initial adoption of FAS 133. The company plans no substantive changes to its risk management policies or approach as a result of adopting the new Standard. The company has not yet determined when it will adopt FAS 133.



58  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

4. LONG-TERM DEBT

Long-term debt at December 31, consisted of the following (in millions):

-----------------------------------------------------------------------------------------------------
                                                                        1998               1997
                                                                 ------------------------------------
Commercial Paper (weighted average interest rate
     of 5.5% in 1998 and 1997)                                        $  615.2          $  591.9
Medium-term Notes Due 1999 to 2001
     (interest rates from 5.1% to 8.0%)                                   47.5              62.5
8.625% Sinking Fund Debentures Maturing 1999 to 2016                        --              22.5
8.5% Sinking Fund Debentures Maturing 1999 to 2017                        23.0              45.5
8.75% Notes Due 1999                                                     250.0             250.0
5.1% Japanese yen/Australian dollar Notes Due 1999                       262.4             262.4
4.1% Japanese yen/U.S. dollar Notes Due 2001                             162.8             162.8
6.9% Notes Due 2002                                                      200.0             200.0
6.75% Notes Due 2003                                                     200.0             200.0
6.75% Notes Due 2005                                                     200.0             200.0
7% Notes Due 2005                                                        100.0             100.0
6.75% Notes Due 2006                                                     250.0             250.0
7.1% Notes Due 2007                                                      250.0             250.0
5.125% Notes Due 2008                                                    100.0                --
5.375% Notes Due 2008                                                    100.0                --
5.65% Notes Due 2008                                                     100.0                --
9% Debentures Due 2009                                                   350.0             350.0
7.25% Debentures Due 2015                                                150.0             150.0
7.125% Notes Due 2017                                                    250.0             250.0
7.375% Debentures Due 2023                                               200.0             200.0
7% Debentures Due 2025                                                   200.0             200.0
6.75% Debentures Due 2027                                                100.0             100.0
6.5% Debentures Due 2028                                                 100.0                --
Industrial Revenue Bonds (interest rates from 5.625% to 7.4%)            212.2             198.4
8.25% ESOP Debt                                                          247.2             282.1
Other Long-term Debt                                                      48.3              37.5
                                                                 ------------------------------------
                                                                      $4,718.6          $4,365.6
                                                                 ====================================
-----------------------------------------------------------------------------------------------------

      In early 1999, the company registered $750 million in long-term debt with the Securities and Exchange Commission and also issued $150 million in long-term debt, bringing its total amount of registered debt available for issuance to $840 million.
      Gains/losses on debt redemptions (either individually or in the aggregate) are not material for any year presented.
      In December 1998, the company redeemed all outstanding 8.625% sinking fund debentures due December 1, 2016. The redemption price was 100% of the principal amount plus accrued interest.
      In December 1996, simultaneous with the issuance of the 5.1% Japanese yen/Australian dollar notes, the company entered into a $262.4 million notional amount interest rate swap and currency exchange agreement. In October 1997, the company entered into a similar swap and exchange agreement for the $162.8 million notional amount of the 4.1% Japanese yen/U.S. dollar notes. Under the agreements, the counterparties fund the semi-annual yen-denominated fixed-rate coupon payments and Anheuser-Busch makes quarterly U.S. dollar-denominated LIBOR-based floating-rate payments to the counterparties. The Australian dollar agreement also requires Anheuser-Busch to pay the counterparty $262.4 million at maturity in exchange for the counterparty funding the Australian dollar redemption liability. The 4.1% dual-currency notes mature in U.S. dollars.


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  59

> Notes to Consolidated Financial Statements

      The impact of the Australian dollar exchange agreement on the company's 5.1% dual-currency notes at December 31, is as follows:

-----------------------------------------------------------------------------------------------
                                                                         1998        1997
                                                                   ----------------------------
5.1% Japanese yen/Australian dollar Notes Due 1999                      $196.2      $209.1
     Effect of U.S. dollar/Australian dollar exchange agreement           66.2        53.3
                                                                   ----------------------------
                                                                        $262.4      $262.4
                                                                   ============================
-----------------------------------------------------------------------------------------------

      Under the terms of the agreements, the U.S. dollar floating-rate interest payments and the dollar-denominated redemptions are the only obligations the company has relating to the dual-currency notes. All currency exchange risk between the U.S. dollar, the Australian dollar and the Japanese yen is borne by the applicable counterparty. Only in the event of counterparty default, the risk of which the company considers remote, would Anheuser-Busch be exposed to currency exchange risk.
      The company has in place a single committed revolving credit agreement totaling $1 billion, which expires in August 2001. The agreement provides that under certain circumstances the company may select among various loan arrangements with differing maturities and among a variety of interest rates, including a negotiated rate. At December 31, 1998 and 1997, the company had no outstanding borrowings under the agreement. Fees under the agreement were $.6 million, $.6 million and $.7 million in 1998, 1997 and 1996, respectively.
      At December 31, 1998 and 1997, outstanding commercial paper borrowings are classified as long-term debt because commercial paper is maintained on a long-term basis with ongoing credit support provided by the revolving credit agreement. The company may also choose to refinance some or all of its commercial paper debt with long-term notes or debentures.
      In 1989, the company issued $241.7 million of 8% debentures maturing in 1996 and convertible into preferred stock at a price of $23.39 each (adjusted for the September 1996 stock split and the Earthgrains spin-off). Each share of preferred stock was convertible into one share of common stock. In September 1996, the company completed the conversion of all outstanding convertible debentures. In 1996, the company issued 7.5 million common shares in conjunction with conversions. No preferred shares are outstanding as a result of any conversions.
      The aggregate maturities on long-term debt are $586 million, $15 million, $180 million, $200 million and $200 million, respectively, for each of the years ending December 31, 1999 through 2003. These aggregate maturities do not include the future maturities of the ESOP debt or commercial paper.


5. BUSINESS SEGMENTS

In 1998, the company adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information," which expanded the company's previously reported operating segments from Beer/beer-related and Entertainment, to Domestic Beer, International Beer, Packaging, Entertainment and Other.
      The Domestic Beer segment consists of the company's U.S. beer production, marketing, distribution, raw materials acquisition and malting operations.
      The International Beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations, administration of contract and license brewing arrangements and equity investment oversight. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland, Japan, and China.
      The Packaging segment is comprised of the company's aluminum beverage can manufacturing, aluminum can recycling and label printing operations. Cans are produced for both the company's domestic beer operations and U.S. soft drink industry customers.
      The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other theme park operations.
      The Other segment is comprised of the company's real estate development, transportation and communications businesses.



60  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      Summarized below is the company's business segment information for 1998, 1997 and 1996 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. Corporate expenses, including net interest expense, are not allocated to operating segments. Prior years' information has been restated for the adoption of FAS 131.

                                        --------- REPORTABLE SEGMENTS ---------
------------------------------------------------------------------------------------------------------------------------------
                                       DOMESTIC       INT'L                                         CORP. &
1998                                     BEER          BEER        PKG.      ENTER.        OTHER   ELIMS <F1>    CONSOL.
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
     Gross Sales                       $10,391.6       809.1     1,842.0       760.8       147.0     (742.6)    $13,207.9
     Net Sales - External              $ 8,569.9       668.7     1,127.4       760.8       119.0         --     $11,245.8
     Net Sales - Intersegment          $      --          --       714.6          --        28.0     (742.6)    $      --
     Depreciation & Amortization       $   498.9        14.6       102.6        90.3         6.1       25.9     $   738.4
     Income Before Income Taxes        $ 2,018.0        10.1       148.2       116.6         9.9     (450.2)    $ 1,852.6
     Equity Income, Net of Tax         $      --        85.0          --          --          --         --     $    85.0
     Income from
         Continuing Operations         $ 1,251.2        91.3        91.9        72.3         6.1     (279.5)    $ 1,233.3
BALANCE SHEET INFORMATION:
     Total Assets                      $ 7,078.5     2,340.9       874.1     1,283.1       211.0      696.7     $12,484.3
     Equity Method Investments         $      --     1,662.6          --          --          --         --     $ 1,662.6
     Foreign-Located Fixed Assets      $      --       202.1          --          --          --         --     $   202.1
     Capital Expenditures              $   514.1        82.9        81.4        97.2         9.9       32.0     $   817.5
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                       DOMESTIC       INT'L                                         CORP. &
1997                                     BEER          BEER        PKG.      ENTER.        OTHER   ELIMS <F1>    CONSOL.
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
     Gross Sales                       $10,023.9       784.8     1,867.2       756.2       151.7     (751.4)    $12,832.4
     Net Sales - External              $ 8,257.7       784.8     1,150.8       756.2       116.7         --     $11,066.2
     Net Sales - Intersegment          $      --          --       716.4          --        35.0     (751.4)    $      --
     Depreciation & Amortization       $   459.8         7.7       100.5        83.5         6.3       25.9     $   683.7
     Income Before Income Taxes        $ 1,984.8        18.2       115.0       115.3         8.8     (409.6)    $ 1,832.5
     Equity Income, Net of Tax         $      --        50.3          --          --          --         --     $    50.3
     Income from
         Continuing Operations         $ 1,230.6        61.6        71.3        71.5         5.5     (261.3)    $ 1,179.2
BALANCE SHEET INFORMATION:
     Total Assets                      $ 7,121.1     1,636.9       863.9     1,291.7       220.1      593.4     $11,727.1
     Equity Method Investments         $      --     1,045.6          --          --          --         --     $ 1,045.6
     Foreign-Located Fixed Assets      $      --       128.7          --          --          --         --     $   128.7
     Capital Expenditures              $   888.5        36.8        98.1       140.1        15.0       20.8     $ 1,199.3
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                       DOMESTIC       INT'L                                         CORP. &
1996                                     BEER          BEER        PKG.     ENTER. <F2>    OTHER   ELIMS <F1>    CONSOL.
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
     Gross Sales                       $ 9,971.3       724.4     1,828.4       681.4       167.9     (751.9)    $12,621.5
     Net Sales - External              $ 8,233.5       724.4     1,122.8       681.4       121.6         --     $10,883.7
     Net Sales - Intersegment          $      --          --       705.6          --        46.3     (751.9)    $      --
     Depreciation & Amortization       $   407.9         5.5        91.9        75.9         6.1       24.2     $   611.5
     Income Before Income Taxes        $ 1,948.8        50.0       118.2       147.4         3.9     (375.4)    $ 1,892.9
     Income from
         Continuing Operations         $ 1,190.7        30.6        72.2        90.1         2.4     (229.9)    $ 1,156.1
BALANCE SHEET INFORMATION:
     Total Assets                      $ 6,488.9     1,061.8       871.1     1,283.9       229.9      528.0     $10,463.6
     Foreign-Located Fixed Assets      $      --        75.0          --          --          --         --     $    75.0
     Capital Expenditures              $   775.2        35.1        90.3       136.9        16.6       30.5     $ 1,084.6
------------------------------------------------------------------------------------------------------------------------------

<FNote 1:> Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales.

<FNote 2:> Entertainment segment results for 1996 include the gain on the sale of the St. Louis Cardinals ($54.7 million pretax, $33.4 million after-tax).


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  61

> Notes to Consolidated Financial Statements

6. STOCK OPTION PLANS

Under terms of the company's incentive stock option plans, officers and certain other employees may be granted options to purchase the company's common stock at no less than 100% of the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 1998, 1997 and 1996, a total of 44 million, 27 million and 31 million shares, respectively, were reserved for future issuance under the plans. Certain of the plans also provide for the granting of stock appreciation rights (SARs) in tandem with stock options. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. There were no SARs outstanding under the plans at December 31, 1998 and 1997.
      Presented below is a summary of stock option plans activity for the years shown:

------------------------------------------------------------------------------------------------------------
                                                       WTD. AVG.                                WTD. AVG.
                                      OPTIONS        EXERCISE PRICE   OPTIONS EXERCISABLE    EXERCISE PRICE
                                      -------        --------------   -------------------    --------------
BALANCE, DECEMBER 31, 1995           25,292,878          $25.36
     Granted                          4,149,588           40.59
     Exercised                       (4,945,152)          22.37
     Cancelled                         (176,650)          28.22
                                  -----------------
BALANCE, DECEMBER 31, 1996           24,320,664          $28.55            15,230,871            $24.67
     Granted                          5,558,073           43.37
     Exercised                       (3,971,384)          22.48
     Cancelled                         (185,377)          35.11
                                  -----------------

BALANCE, DECEMBER 31, 1997           25,721,976          $32.64            15,908,186            $27.69
     Granted                          5,043,905           59.82
     Exercised                       (4,084,369)          24.70
     Cancelled                         (139,691)          40.81
                                  -----------------

BALANCE, DECEMBER 31, 1998           26,541,821          $38.98            16,712,205            $31.79
                                  ==========================================================================
----------------------------------------------------------------------------------------------------------------

      The following table summarizes information for options outstanding and exercisable at December 31, 1998:

----------------------------------------------------------------------------------------------------
                                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                     ----------------------------------------------     ----------------------------
     RANGE OF                         WTD. AVG.         WTD. AVG.                       WTD. AVG.
      PRICES          NUMBER       REMAINING LIFE    EXERCISE PRICE       NUMBER      EXERCISE PRICE
     --------         ------       --------------    --------------       ------      --------------
      $15-26         5,246,849          4 yrs            $23.36         5,246,849         $23.36
       27-37         6,962,821          6 yrs             31.29         6,944,575          31.29
       38-48         9,297,246          8 yrs             42.26         4,388,004          41.80
       49-60         5,034,905         10 yrs             59.85           132,777          59.93
                     ---------                                          ---------
      $15-60        26,541,821          7 yrs            $38.98        16,712,205         $31.79
      ==============================================================================================
----------------------------------------------------------------------------------------------------

      Option quantities and prices have been adjusted for the impact of the Earthgrains spin-off and the two-for-one stock split in September 1996.
      The company's stock option plans provide for acceleration of exercisability of the options upon the occurrence of certain events relating to a change of control, merger, sale of assets or liquidation of the company (Acceleration Events). Certain of the plans also provide that optionees may be granted Limited Stock Appreciation Rights (LSARs). LSARs become exercisable, in lieu of an option, upon the occurrence, at least six months following the date of grant, of an Acceleration Event. The LSARs entitle the holder to a cash payment per share equivalent to the excess of the share value (under terms of the LSAR) over the grant price. As of December 31, 1998 and 1997, there were .1 million and .4 million, respectively, of LSARs outstanding.



62  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

PRO FORMA FAIR VALUE DISCLOSURES

      Had compensation expense for the company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the company's income from continuing operations and earnings per share for the three years ended December 31, would have been impacted as shown in the following table (in millions, except per share).

-----------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                       ----------------------------------------------
Reported income from continuing operations                $1,233.3       $1,179.2       $1,156.1
Pro forma income from continuing operations                1,209.3        1,165.0        1,149.0
Reported diluted earnings per share
     from continuing operations                               2.53           2.36           2.27
Pro forma diluted earnings per share
     from continuing operations                               2.48           2.33           2.26
-----------------------------------------------------------------------------------------------------

      The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                       ----------------------------------------------
Expected life of option                                     5 yrs.         5 yrs.         5 yrs.
Risk-free interest rate                                       4.7%           5.7%           6.2%
Expected volatility of Anheuser-Busch stock                    16%            15%            15%
Expected dividend yield on Anheuser-Busch stock               1.7%           2.3%           2.3%
-----------------------------------------------------------------------------------------------------

      The weighted average fair value of options granted during 1998, 1997 and 1996 is as follows:

-----------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                       ----------------------------------------------
Fair value of each option granted                           $11.72          $8.37          $8.30
Total number of options granted (in millions)                  5.0            5.6            4.1
                                                       ----------------------------------------------
Total fair value of all options granted (in millions)       $ 58.6          $46.9          $34.0
                                                       ==============================================
-----------------------------------------------------------------------------------------------------

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

7. EMPLOYEE STOCK OWNERSHIP PLANS

In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans. Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 22.7 million shares of common stock from the company at market price. The debt is guaranteed by the company and the shares are being allocated to participants over the 15 year period as contributions are made to the plans. The ESOP purchased an additional .2 million shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of the 22.9 million total shares purchased, 15.5 million shares have been allocated to plan participants.

      ESOP cash contributions and expense accrued during the calendar year are determined by several factors, including the market price and number of shares allocated to participants, debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.



                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  63

> Notes to Consolidated Financial Statements

      ESOP cash contributions are made in March and September in accordance with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31, is presented below (in millions):

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
Cash contributions                                           $14.2          $15.2          $21.8
                                                          =========================================
Dividends                                                    $ 8.9          $ 9.9          $10.4
                                                          =========================================
---------------------------------------------------------------------------------------------------

      ESOP expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the debt. Total ESOP expense for the three years ended December 31, is presented below (in millions):

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
Operating expense                                            $ 7.4          $ 8.6          $14.3
Interest expense                                               4.5            6.7           11.6
                                                          -----------------------------------------
     Total ESOP expense                                      $11.9          $15.3          $25.9
                                                          =========================================
---------------------------------------------------------------------------------------------------

8. PREFERRED AND COMMON STOCK

COMMON STOCK ACTIVITY

      Activity for the company's common stock for the three years ended December 31, is summarized below (in millions of shares):

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
COMMON STOCK ISSUED
Beginning common stock issued                               709.3          705.8          694.5
Shares issued under stock plans                               3.4            3.5            3.7
Conversion of convertible debentures                           --             --            7.6
                                                          -----------------------------------------
     Total common stock issued                              712.7          709.3          705.8
                                                          -----------------------------------------

TREASURY STOCK HELD
Beginning treasury stock held                              (222.2)        (208.4)        (186.5)
Treasury stock acquired, net of issuances of .4 in 1996     (13.9)         (13.8)         (21.9)
                                                          -----------------------------------------
     Cumulative treasury stock held                        (236.1)        (222.2)        (208.4)
                                                          -----------------------------------------

COMMON STOCK OUTSTANDING                                    476.6          487.1          497.4
                                                          =========================================
---------------------------------------------------------------------------------------------------

PREFERRED STOCK

      At December 31, 1998 and 1997, 40,000,000 shares of $1.00 par value preferred stock were authorized and unissued.

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

STOCK REPURCHASE PROGRAMS

      The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. The most recent resolution was approved by the Board in July 1996 and authorized the repurchase of 50 million shares. The company acquired
13.9 million, 13.8 million and 22.3 million shares of common stock in 1998, 1997 and 1996 for



64  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

$688.8 million, $587.1 million and $770.2 million, respectively. At December 31, 1998, approximately 25 million shares were available for repurchase under the 1996 authorization.

STOCKHOLDER RIGHTS PLAN

      The Board of Directors adopted a Stockholder Rights Plan in 1985 (extended in 1994) which would permit shareholders to purchase common stock at prices substantially below market value under certain change in control scenarios.

9. RETIREMENT BENEFITS

PENSION PLANS

      The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31, is presented below (in millions):

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
Single-employer defined benefit plans                        $ 3.3          $12.0          $18.6
Multi-employer plans                                          14.4           13.2           20.2
Defined contribution plans                                    18.2           15.9           18.3
                                                          -----------------------------------------
     Total pension expense                                   $35.9          $41.1          $57.1
                                                          =========================================
---------------------------------------------------------------------------------------------------

      Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours or weeks worked. Expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

      Net annual pension expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31, (in millions):

---------------------------------------------------------------------------------------------------------
                                                                   1998          1997           1996
                                                             --------------------------------------------
Service cost (benefits earned during the year)                  $  53.4        $  51.5        $  49.3
Interest cost on projected benefit obligation                     106.4          100.7           76.3
Assumed return on assets                                         (156.8)        (141.0)        (107.9)
Amortization of prior service cost, actuarial gains/losses
     and the excess of market value of plan assets over
     projected benefit obligation at January 1, 1986                 .3             .8             .9
                                                             --------------------------------------------
     Net annual pension expense                                 $   3.3        $  12.0        $  18.6
                                                             ===========================================
---------------------------------------------------------------------------------------------------------

      The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans were as follows for the three years ended December 31,:

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
Discount rate                                                 7.5%          7.75%           7.5%
Long-term rate of return on plan assets                      10.0%          10.0%          10.0%
Weighted average rate of compensation increase               4.75%           5.5%           5.5%
---------------------------------------------------------------------------------------------------

      The following table provides a reconciliation of funded status to prepaid pension cost for the two years ended December 31, (in millions):

---------------------------------------------------------------------------------------------------
                                                                           1998            1997
                                                                       ----------------------------
Funded status -- plan assets in excess of projected
     benefit obligation (PBO)                                             $120.2        $ 393.0
Unamortized excess of market value of plan assets over PBO
     at January 1, 1986, being amortized over 15 years                     (23.0)         (33.3)
Unrecognized net actuarial (gain)                                          (61.8)        (240.8)
Unamortized prior service cost                                             167.9           66.2
                                                                       ----------------------------
     Prepaid pension cost                                                 $203.3        $ 185.1
                                                                       ============================
---------------------------------------------------------------------------------------------------


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  65

> Notes to Consolidated Financial Statements

      The assumptions used in determining the funded status of the plans as of December 31, were as follows:

------------------------------------------------------------------------------------
                                                             1998           1997
                                                          --------------------------
Discount rate                                                 7.0%           7.5%
Weighted average rate of compensation increase               4.75%          4.75%
------------------------------------------------------------------------------------

      The following tables summarize the changes in the projected benefit obligation and the change in fair market value of plan assets for all company single-employer defined benefit pension plans for the two years ended December 31, (in millions).

CHANGE IN PROJECTED BENEFIT OBLIGATION (PBO):
-----------------------------------------------------------------------------------
                                                           1998           1997
                                                      -----------------------------
PBO, beginning of year                                   $1,428.4       $1,327.3
Service cost                                                 53.4           51.5
Interest cost                                               106.4          100.7
Plan amendments                                             111.9            2.9
Actuarial loss                                               92.0            9.5
Benefits paid                                               (88.1)         (63.5)
                                                      -----------------------------
     PBO, end of year                                    $1,704.0       $1,428.4
                                                      =============================
-----------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS (CONSISTING PRIMARILY OF CORPORATE EQUITY SECURITIES
AND PUBLICLY TRADED BONDS):
-----------------------------------------------------------------------------------
                                                           1998           1997
                                                      -----------------------------
Fair market value, beginning of year                     $1,821.4       $1,458.9
Actual return on plan assets                                 68.7          396.1
Employer contributions                                       22.2           29.9
Benefits paid                                               (88.1)         (63.5)
                                                      -----------------------------
     Fair market value, end of year                      $1,824.2       $1,821.4
                                                      =============================
-----------------------------------------------------------------------------------

POSTRETIREMENT HEALTH CARE AND INSURANCE BENEFITS

      The company provides certain health care and life insurance benefits to eligible retired employees. Most current participants become eligible for retiree health care benefits if they accrue 10 years of continuous service after age 45.

      The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all company single-employer defined benefit health care and life insurance plans at December 31 (in millions). Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.

-----------------------------------------------------------------------------------
                                                             1998           1997
                                                         --------------------------
Accumulated postretirement benefit obligation (APBO)        $348.1         $318.4
Unrecognized prior service benefits                           87.9           99.6
Unrecognized net actuarial gains                              98.7          119.4
                                                         --------------------------
     Total postretirement benefit liability                 $534.7         $537.4
                                                         ==========================
-----------------------------------------------------------------------------------

      As of December 31, 1998 and 1997, $18.9 million and $12.0 million of these obligations were classified as current liabilities and $515.8 million and $525.4 million were classified as long-term liabilities, respectively.



66  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

      Net periodic postretirement benefits expense for company single-employer defined benefit health care and life insurance plans was comprised of the following for the three years ended December 31, (in millions):

------------------------------------------------------------------------------------------------------------
                                                                     1998          1997           1996
                                                                 -------------------------------------------
Service cost (benefits attributed to service during the year)       $ 13.6         $ 12.0         $ 17.1
Interest cost on APBO                                                 23.3           23.2           22.9
Amortization of prior service benefit                                (11.7)         (11.7)         (11.7)
Amortization of actuarial gains                                       (8.9)         (10.1)          (7.4)
                                                                 -------------------------------------------
     Net periodic postretirement benefits expense                   $ 16.3         $ 13.4         $ 20.9
                                                                 ===========================================
------------------------------------------------------------------------------------------------------------

      The following table summarizes the change in the APBO for the two years ended December 31, (in millions):

------------------------------------------------------------------------------------
                                                             1998          1997
                                                        ----------------------------
APBO, beginning of year                                    $318.4         $296.6
Service cost                                                 13.6           12.0
Interest cost                                                23.3           23.2
Actuarial loss/(gain)                                        11.8            (.8)
Benefits paid                                               (19.0)         (12.6)
                                                        ----------------------------
     APBO, end of year                                     $348.1         $318.4
                                                        ============================
------------------------------------------------------------------------------------

      In measuring the APBO, annual trend rates for health care costs of 8.7%, 8.3% and 9.0% were assumed for 1998, 1997 and 1996, respectively. These rates were assumed to decline ratably over the subsequent 9-12 years to 5.95% for 1998, 5.3% for 1997 and 6.5% for 1996, and remain at that level thereafter. The weighted average discount rate used in determining the APBO was 7.5% and 8.0% at December 31, 1998 and 1997, respectively.
      If the assumed health care cost trend rate changed by 1%, the APBO as of December 31, 1998 would change by 14%. A 1% change in the health care cost trend rate would result in a corresponding change of 15% in net periodic postretirement benefits expense.



                              ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT 67

> Notes to Consolidated Financial Statements

10. EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year.
      Reconciliations of income available to common shareholders and weighted average shares outstanding between basic and diluted earnings per share for the three years ended December 31, follow (in millions):

WEIGHTED AVERAGE SHARES OUTSTANDING
---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                       --------------------------------------------
Basic weighted average shares outstanding                    482.1          492.6          499.1
Stock option shares                                            5.4            7.1            6.7
Shares related to convertible debentures                        --             --            4.8
                                                       --------------------------------------------
     Diluted weighted average shares outstanding             487.5          499.7          510.6
                                                       ============================================
---------------------------------------------------------------------------------------------------

INCOME AVAILABLE TO COMMON SHAREHOLDERS
---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                       --------------------------------------------
Basic income from continuing operations                   $1,233.3       $1,179.2       $1,156.1
After-tax interest on convertible debentures                    --             --            5.3
                                                       --------------------------------------------
     Diluted income from continuing operations            $1,233.3       $1,179.2       $1,161.4
                                                       ============================================
---------------------------------------------------------------------------------------------------



68  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

11. INCOME TAXES

The provision for income taxes consists of the following for the three years ended December 31, (in millions):

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                         ------------------------------------------
Current tax provision:
     Federal                                                $564.3         $510.9         $490.9
     State and foreign                                       105.5          101.3          106.8
                                                         ------------------------------------------
                                                             669.8          612.2          597.7
                                                         ------------------------------------------
Deferred tax provision:
     Federal                                                  31.6           78.2          139.2
     State and foreign                                         2.9           13.2           19.9
                                                         ------------------------------------------
                                                              34.5           91.4          159.1
                                                         ------------------------------------------
     Total tax provision                                    $704.3         $703.6         $756.8
                                                         ==========================================
---------------------------------------------------------------------------------------------------

      The provision for income taxes for 1996 includes $20.0 million for discontinued operations.
      The deferred tax provision results from differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences for continuing operations are related to fixed assets (tax effect of $51.5 million in 1998, $67.8 million in 1997 and $56.9 million in 1996).
      At December 31, 1998 and 1997, the company had deferred tax liabilities of $1,841.3 million and $1,784.1 million, and deferred tax assets of $537.7 million and $490.5 million, respectively. The deferred tax liabilities are primarily related to fixed assets of $1,601.1 million and $1,549.6 million, respectively. The deferred tax assets are related to accrued postretirement benefits ($202.1 million and $203.7 million, respectively) and other accruals and temporary differences ($335.6 million and $286.8 million, respectively) which are not deductible for tax purposes until paid or utilized. Foreign deferred tax assets and liabilities were not material at December 31, 1998.
      A reconciliation between the statutory tax rate and the effective tax rate for continuing operations for the three years ended December 31, is presented below:

---------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
                                                          -----------------------------------------
Federal statutory tax rate                                   35.0%          35.0%          35.0%
State taxes, net of federal benefit                           3.4            3.5            3.6
Other taxes                                                   (.4)           (.1)            .3
                                                          -----------------------------------------
     Effective tax rate                                      38.0%          38.4%          38.9%
                                                          =========================================
---------------------------------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  69

> Notes to Consolidated Financial Statements

12. SUPPLEMENTAL INFORMATION

Accounts payable include $135.0 million and $123.9 million, respectively, of outstanding checks at December 31, 1998 and 1997.

      Supplemental information with respect to cash flows for the three years ended December 31, is presented below (in millions):

--------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR:                                  1998           1997          1996
                                                      --------------------------------------------
Interest, net of interest capitalized                    $  263.3       $  205.1       $  208.0
Income taxes                                                644.3          609.5          533.6
Excise taxes                                              1,966.6        1,760.6        1,720.1
NONCASH FINANCING ACTIVITIES:
Conversions of 8% convertible debentures                 $     --       $     --       $  166.0
CHANGES IN NONCASH WORKING CAPITAL:
Decrease/(increase) in noncash current assets:
     Accounts receivable                                 $  103.3       $  (80.7)      $  (88.4)
     Inventories                                            (73.2)         (19.1)          51.6
     Other current assets                                    (9.1)          35.4           81.6
Increase/(decrease) in current liabilities:
     Accounts payable                                       113.9           65.0           44.0
     Accrued salaries, wages and benefits                    32.0           (3.3)         (19.4)
     Accrued taxes                                            9.7          (49.1)         146.7
     Other current liabilities                               74.0           57.2           17.6
                                                      --------------------------------------------
Decrease in noncash working capital                      $  250.6        $   5.4       $  233.7
                                                      ============================================
--------------------------------------------------------------------------------------------------

      The components of plant and equipment, net, at December 31, are summarized below (in millions):

-----------------------------------------------------------------------------------
                                                            1998           1997
                                                     ------------------------------
     Land                                               $   250.9      $   243.9
     Buildings                                            3,569.9        3,355.5
     Machinery and equipment                              9,570.4        8,806.8
     Construction in progress                               446.5          821.4
                                                     ------------------------------
                                                         13,837.7       13,227.6
     Accumulated depreciation                            (5,988.7)      (5,477.0)
                                                     ------------------------------
          Total plant and equipment, net                $ 7,849.0      $ 7,750.6
                                                     ==============================
-----------------------------------------------------------------------------------

      The components of other assets at December 31, are summarized below (in millions):

-----------------------------------------------------------------------------------
                                                            1998           1997
                                                       ----------------------------
     Investment properties                                $  116.4       $  128.1
     Deferred charges                                        555.7          515.8
     Goodwill                                                442.2          451.9
                                                       ----------------------------
          Total other assets                              $1,114.3       $1,095.8
                                                       ============================
-----------------------------------------------------------------------------------


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  70

      Summarized below is selected legal entity financial information for Anheuser-Busch, Inc., a wholly-owned subsidiary of Anheuser-Busch Companies, as of and for the years ended December 31, (in millions). This information is provided to satisfy certain reporting requirements necessitated by Anheuser-Busch, Inc. being co-obligor on substantially all Anheuser-Busch Companies debt.

---------------------------------------------------------------------------------------------------
                                                            1998           1997          1996
                                                      ---------------------------------------------
Income Statement Information:
     Net sales                                           $ 8,408.0      $ 8,116.3       $8,100.3
     Gross profit                                          3,197.1        3,141.2        3,172.4
     Income from continuing operations <F1>                  969.7          906.8          907.1
Balance Sheet Information:
     Current assets                                      $   581.4      $   623.9
     Noncurrent assets                                    17,086.7       15,619.0
     Current liabilities                                     733.9          677.7
     Noncurrent liabilities <F1>                           4,998.6        4,599.4
---------------------------------------------------------------------------------------------------

<F1>  All guaranteed debt for which Anheuser-Busch, Inc. is co-obligor is included as an element of noncurrent liabilities, with related interest included in the determination of income from continuing operations.

13. CHANGE IN ACCOUNTING PRINCIPLE

In November 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board released consensus No. 97-13, "Accounting for
Costs Incurred in Connection with a Consulting Project or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." The EITF consensus specifically defined systems reengineering costs and mandated such costs be expensed as incurred. Additionally, any systems reengineering costs previously capitalized and unamortized were to be immediately charged against earnings.
      In accordance with the EITF consensus, the company recorded a $10 million after-tax charge ($.02 per share) to expense capitalized systems reengineering costs in the fourth quarter 1997. The charge is shown as a separate cumulative effect of accounting change line item in the income statement. Prospectively, the company will expense all such costs as incurred.


                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  71

> Notes to Consolidated Financial Statements

14. DIVESTITURE OF FOOD PRODUCTS SEGMENT

In the fourth quarter 1995, the company announced its intention to divest its food products segment through a tax-free spin off of its Earthgrains baking subsidiary and the sale of the assets of Eagle Snacks, Inc. The Earthgrains spin-off was completed March 26, 1996, and in June 1996 the company sold most of its Eagle Snacks production facilities, which effectively completed the divestiture. Accordingly, the company revised its estimated loss provision for the disposition of the food products segment and recorded a $33.8 million after-tax gain ($.07 per share) in the second quarter 1996, which is reported as income from discontinued operations. The pretax gain on the sale of the Eagle Snacks assets was $53.8 million, with a related income tax provision of $20.0 million.

15. SALE OF THE ST. LOUIS CARDINALS

During the first quarter 1996, the company completed the sale of its Major League Baseball team, the St. Louis Cardinals. The sale included Busch Memorial Stadium, nearby parking garages and other properties in downtown St. Louis. The sale price was $150 million and resulted in a pretax gain of $54.7 million ($.06 per share after-tax) which is presented as a separate line item in the income statement.

16. COMMITMENTS AND CONTINGENCIES

In connection with plant expansion and improvement programs, the company had commitments for capital expenditures of approximately $118 million at December 31, 1998. Obligations under capital and operating leases are not material.

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



72  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

YEAR ENDED DECEMBER 31, 1998          1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER         ANNUAL
-------------------------------------------------------------------------------------------------------------------------
Net Sales                               $2,507.5          $3,006.3          $3,122.0         $2,610.0         $11,245.8
Gross Profit                               868.7           1,142.9           1,226.4            845.3           4,083.3
Income from
     Continuing Operations                 265.2             391.2             408.3            168.6           1,233.3
Diluted Earnings per Share                   .54               .80               .84              .35              2.53
-------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997          1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER         ANNUAL
-------------------------------------------------------------------------------------------------------------------------
Net Sales                               $2,462.9          $2,994.3          $3,101.6         $2,507.4         $11,066.2
Gross Profit                               865.9           1,124.7           1,178.0            800.7           3,969.3
Income from
     Continuing Operations              $  257.7          $  381.2          $  393.5         $  146.8         $ 1,179.2
Cumulative Effect of
     Accounting Change                        --                --                --            (10.0)            (10.0)
                                     ------------------------------------------------------------------------------------
Net Income                              $  257.7          $  381.2          $  393.5         $  136.8         $ 1,169.2
-------------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share:
Income from
     Continuing Operations              $    .51          $    .76          $    .79         $    .30         $    2.36
Cumulative Effect of
     Accounting Change                        --                --                --             (.02)             (.02)
                                     ------------------------------------------------------------------------------------
Net Income                              $    .51          $    .76          $    .79         $    .28         $    2.34
-------------------------------------------------------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  73

FINANCIAL SUMMARY -- OPERATIONS
Anheuser-Busch Companies and Subsidiaries


(In millions, except per share data)

--------------------------------------------------------------------------------------------------------
                                                                  1998          1997           1996
                                                           ---------------------------------------------
Consolidated Summary of Operations:
Barrels of A-B beer brands sold worldwide                          99.8           96.6           95.1
                                                           =============================================
Sales                                                         $13,207.9      $12,832.4      $12,621.5
     Beer excise taxes                                          1,962.1        1,766.2        1,737.8
                                                           ---------------------------------------------
Net sales                                                      11,245.8       11,066.2       10,883.7
     Cost of products and services                              7,162.5        7,096.9        6,964.6
                                                           ---------------------------------------------
Gross profit                                                    4,083.3        3,969.3        3,919.1
     Marketing, distribution and administrative expenses        1,958.0        1,916.3        1,890.0
     Gain on sale of St. Louis Cardinals                             --             --           54.7
     Shutdown of Tampa brewery                                       --             --             --
     Restructuring charge                                            --             --             --
                                                           ---------------------------------------------
Operating income                                                2,125.3        2,053.0        2,083.8<F2>
     Interest expense                                            (291.5)        (261.2)        (232.8)
     Interest capitalized                                          26.0           42.1           35.5
     Interest income                                                5.8            7.9            9.4
     Other income/(expense), net                                  (13.0)          (9.3)          (3.0)
                                                           ---------------------------------------------
Income before income taxes                                      1,852.6        1,832.5        1,892.9<F2>
     Provision for income taxes (current and deferred)            704.3          703.6          736.8
     Revaluation of deferred tax liability under FAS 109             --             --             --
     Equity income, net of tax                                     85.0           50.3             --
                                                           ---------------------------------------------
Income from continuing operations                               1,233.3        1,179.2        1,156.1<F2>
Income/(loss) from discontinued operations                           --             --           33.8
                                                           ---------------------------------------------
Income before accounting changes                                1,233.3        1,179.2        1,189.9
Cumulative effect of accounting changes                              --          (10.0)<F1>        --
                                                           ---------------------------------------------
     Net Income                                               $ 1,233.3      $ 1,169.2      $ 1,189.9
                                                           =============================================
Basic Earnings Per Share:
Continuing operations                                         $    2.56      $    2.39      $    2.31
Discontinued operations                                              --             --            .07
                                                           ---------------------------------------------
Income before accounting changes                                   2.56           2.39           2.38
Cumulative effect of accounting changes                              --           (.02)<F1>        --
                                                           ---------------------------------------------
     Net income                                               $    2.56      $    2.37      $    2.38
                                                           =============================================
Diluted Earnings Per Share:
Continuing operations                                         $    2.53      $    2.36      $    2.27<F2>
Discontinued operations                                              --             --            .07
                                                           ---------------------------------------------
Income before accounting changes                                   2.53           2.36           2.34
Cumulative effect of accounting changes                              --           (.02)<F1>        --
                                                           ---------------------------------------------
     Net income                                               $    2.53      $   2.34       $    2.34
                                                           =============================================
Cash dividends paid on common stock                           $   521.0      $   492.6      $   458.9
     Per share                                                     1.08           1.00            .92
Weighted average number of common shares:
     Basic                                                        482.1          492.6          499.1
     Diluted                                                      487.5          499.7          510.6
--------------------------------------------------------------------------------------------------------

Note: All per share information and average number of common shares data reflect the September 12, 1996 two-for-one stock split and the 1997 adoption of FAS 128, "Earnings per Share," as applicable. All financial information has been restated to recognize the 1995 divestiture of the food products segment. All amounts include the acquisition of SeaWorld as of December 1, 1989.

<FNote 1:> 1997 change in accounting for deferred systems reengineering costs, net of tax of $6.2 million. 1992 change in accounting for income taxes and postretirement benefits, net of tax benefit of $186.4 million.

<FNote 2:> 1996 results include the impact of the gain on the sale of the St.
           Louis Cardinals. Excluding the Cardinal gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and $2.21, respectively.



74  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT



----------------------------------------------------------------------------------------------------------------------
                                                                1995            1994           1993          1992
                                                           -----------------------------------------------------------
Consolidated Summary of Operations:
Barrels of A-B beer brands sold worldwide                          90.9           91.3           89.7           88.9
                                                           ===========================================================
Sales                                                         $12,004.5      $11,705.0      $11,147.3      $11,008.6
     Beer excise taxes                                          1,664.0        1,679.7        1,679.8        1,668.6
                                                           -----------------------------------------------------------
Net Sales                                                      10,340.5       10,025.3        9,467.5        9,340.0
     Cost of products and services                              6,791.0        6,492.1        6,167.6        6,051.8
                                                           -----------------------------------------------------------
Gross profit                                                    3,549.5        3,533.2        3,299.9        3,288.2
     Marketing, distribution and administrative expenses        1,756.6        1,679.9        1,612.1        1,583.7
     Gain on sale of St. Louis Cardinals                             --             --             --             --
     Shutdown of Tampa brewery                                    160.0             --             --             --
     Restructuring                                                   --             --          401.3             --
                                                           -----------------------------------------------------------
Operating income                                                1,632.9<F3>    1,853.3        1,286.5<F4>    1,704.5
     Interest expense                                            (225.9)        (219.3)        (205.1)        (194.6)
     Interest capitalized                                          24.3           21.8           35.2           46.9
     Interest income                                                9.9            2.6            3.4            4.4
     Other income/(expense), net                                   20.5           17.6           21.0           (2.5)
                                                           -----------------------------------------------------------
Income before income taxes                                      1,461.7<F3>    1,676.0        1,141.0<F4>    1,558.7
     Provision for income taxes (current and deferred)            575.1          661.5          452.6          594.6
     Revaluation of deferred tax liability under FAS 109             --             --           31.2             --
     Equity income, net of tax                                       --             --             --             --
                                                           -----------------------------------------------------------
Income from continuing operations                                 886.6<F3>    1,014.5          657.2<F4>      964.1
Income/loss from discontinued operations                         (244.3)          17.6          (62.7)          30.1
                                                           -----------------------------------------------------------
Income before accounting changes                                  642.3        1,032.1          594.5          994.2
Cumulative effect of accounting changes                              --             --             --          (76.7)<F1>
                                                           -----------------------------------------------------------
     Net income                                               $   642.3      $ 1,032.1      $   594.5      $   917.5
                                                           ===========================================================
Basic Earnings Per Share:
Continuing operations                                         $    1.73      $    1.93      $    1.20      $    1.71
Discontinued operations                                            (.47)           .04           (.11)           .05
                                                           -----------------------------------------------------------
Income before accounting changes                                   1.26           1.97           1.09           1.76
Cumulative effect of accounting changes                              --             --             --           (.13)<F1>
                                                           -----------------------------------------------------------
      Net income                                              $    1.26      $    1.97      $    1.09      $    1.63
                                                           ===========================================================
Diluted Earnings Per Share:
Continuing operations                                         $    1.71<F3>  $    1.90      $    1.20<F4>  $    1.68
Discontinued operations                                            (.47)           .04           (.11)           .05
                                                           -----------------------------------------------------------
Income before accounting changes                                   1.24           1.94           1.09           1.73
Cumulative effect of accounting changes                              --             --             --           (.13)<F1>
                                                           -----------------------------------------------------------
     Net income                                               $    1.24      $    1.94      $    1.09      $    1.60
                                                           ===========================================================
Cash dividends paid on common stock                           $   429.5      $   398.8      $   370.0      $   338.3
     Per share                                                      .84            .76            .68            .60
Weighted average number of common shares:
     Basic                                                        510.9          524.6          544.3          563.7
     Diluted                                                      524.4          538.0          558.6          581.6
                                                           -----------------------------------------------------------


                                                                1991           1990          1989            1988
                                                           -----------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Consolidated Summary of Operations:
Barrels of A-B beer brands sold worldwide                         87.9           88.1           82.2           79.9
                                                           ===========================================================
Sales                                                        $10,631.9       $9,716.1       $8,553.7       $8,120.5
     Beer excise taxes                                         1,637.9          868.1          802.3          781.0
                                                           -----------------------------------------------------------
Net sales                                                      8,994.0        8,848.0        7,751.4        7,339.5
     Cost of products and services                             5,953.5        5,963.4        5,226.5        4,878.1
                                                           -----------------------------------------------------------
Gross profit                                                   3,040.5        2,884.6        2,524.9        2,461.4
     Marketing, distribution and administrative expenses       1,409.5        1,364.9        1,244.3        1,245.2
     Gain on sale of St. Louis Cardinals                            --             --             --             --
     Shutdown of Tampa brewery                                      --             --             --             --
     Restructuring charge                                           --             --             --             --
                                                           -----------------------------------------------------------
Operating income                                               1,631.0        1,519.7        1,280.6        1,216.2
     Interest expense                                           (234.0)        (277.2)        (172.9)        (134.6)
     Interest capitalized                                         45.6           52.5           49.8           42.9
     Interest income                                               6.6            4.3            7.9            9.8
     Other income/(expense), net                                   1.3          (16.5)          17.7          (15.5)
                                                           -----------------------------------------------------------
Income before income taxes                                     1,450.5        1,282.8        1,183.1        1,118.8
     Provision for income taxes (current and deferred)           549.6          481.4          438.2          422.0
     Revaluation of deferred tax liability under FAS 109           --             --              --             --
     Equity income, net of tax                                     --             --              --             --
                                                           -----------------------------------------------------------
Income from continuing operations                                900.9          801.4          744.9          696.8
Income/(loss) from discontinued operations                        38.9           41.0           22.3           19.1
                                                           -----------------------------------------------------------
Income before accounting changes                                 939.8          842.4          767.2          715.9
Cumulative effect of accounting changes                             --             --             --             --
                                                           -----------------------------------------------------------
     Net income                                              $   939.8       $  842.4       $  767.2       $  715.9
                                                           ===========================================================
Basic Earnings Per Share:
Continuing operations                                        $    1.59       $   1.42       $   1.32       $   1.20
Discontinued operations                                            .06            .07            .04            .04
                                                           -----------------------------------------------------------
Income before accounting changes                                  1.65           1.49           1.36           1.24
Cumulative effect of accounting changes                             --             --             --             --
                                                           -----------------------------------------------------------
     Net income                                              $    1.65       $   1.49       $   1.36       $   1.24
                                                           ===========================================================
Diluted Earnings Per Share:
Continuing operations                                        $    1.56       $   1.40       $   1.30       $   1.19
Discontinued operations                                            .06            .07            .04            .04
                                                           -----------------------------------------------------------
Income before accounting changes                                  1.62           1.47           1.34           1.23
Cumulative effect of accounting changes                             --             --             --             --
                                                           -----------------------------------------------------------
     Net income                                              $    1.62       $   1.47       $   1.34       $   1.23
                                                           ===========================================================
Cash dividends paid on common stock                          $   301.1       $  265.0       $  226.2       $  188.6
     Per share                                                     .53            .47            .40            .33
Weighted average number of common shares:
     Basic                                                       568.0          563.7          565.5          577.1
     Diluted                                                     585.8          579.4          572.4          584.4
----------------------------------------------------------------------------------------------------------------------

<FNote 3:> 1995 results include the impact of the one-time pretax charge of
           $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million and $1.99, respectively.

<FNote 4:> 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million, pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million, after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $1.69, respectively.

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  75

FINANCIAL SUMMARY -- BALANCE SHEET AND OTHER INFORMATION
Anheuser-Busch Companies and Subsidiaries

(In millions, except per share and statistical data)
----------------------------------------------------------------------------------------------------------------------------
                                                                            1998              1997              1996
----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Information:
      Working capital (deficit)                                           $   (89.9)        $    83.2         $    34.9
      Current ratio                                                             0.9               1.1               1.0
      Plant and equipment, net                                              7,849.0           7,750.6           7,208.2
      Long-term debt                                                        4,718.6           4,365.6           3,270.9
      Total debt to total capitalization ratio                                 52.8%             51.9%             44.8%
      Deferred income taxes                                                 1,303.6           1,293.6           1,208.1
      Shareholders equity                                                   4,216.0           4,041.8           4,029.1
      Return on shareholders equity                                            29.9%             29.2%<F1>         30.0%<F2>
      Book value per share                                                     8.84              8.30              8.10
      Total assets                                                         12,484.3          11,727.1          10,463.6

Other Information:
      Capital expenditures                                                $   817.5         $ 1,199.3         $ 1,084.6
      Depreciation and amortization                                           738.4             683.7             611.5
      Effective tax rate                                                       38.0%             38.4%             38.9%
      Price/earnings ratio                                                     25.9              18.6 <F1>         17.6 <F2>
      Percent of pretax profit on net sales                                    16.5%             16.6%             17.4%
      Market price range of common stock (high and low closing)      68 1/4-43 7/16     47 7/8-39 1/2     42 7/8-32 1/2
----------------------------------------------------------------------------------------------------------------------------

Note: All share and per share information reflects the September 12, 1996 two-for-one stock split. All financial information has been restated to recognize the 1995 divestiture of the food products segment. All amounts include the acquisition of SeaWorld as of December 1, 1989.

<FNote 1:> These ratios have been calculated based on income from continuing operations before the cumulative effect of accounting changes.

<FNote 2:> These ratios have been calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

<FNote 3:> These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

<FNote 4:> These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.





76  ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT




----------------------------------------------------------------------------------------------------------------------------------
                                                                       1995              1994          1993             1992
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Information:
      Working capital (deficit)                                    $   268.6          $    57.0     $   (41.3)        $  247.8
      Current ratio                                                      1.2                1.0           1.0              1.2
      Plant and equipment, net                                       6,763.0            6,494.6       6,454.7          6,424.7
      Long-term debt                                                 3,270.1            3,066.4       3,019.7          2,630.3
      Total debt to total capitalization ratio                          47.1%              47.3%         47.3%            42.0%
      Deferred income taxes                                          1,132.8            1,081.5       1,013.1          1,065.5
      Shareholders equity                                            4,433.9            4,415.5       4,255.5          4,620.4
      Return on shareholders equity                                     25.0%<F3>          29.9%         18.8%<F4>        27.6%<F1>
      Book value per share                                              7.22               6.64          6.31             6.51
      Total assets                                                  10,590.9           10,547.4      10,267.7          9,954.9

Other Information:
      Capital expenditures                                         $   952.5          $   662.8     $   656.3         $  628.8
      Depreciation and amortization                                    573.9              517.0         492.7            453.3
      Effective tax rate                                                39.3%              39.5%         42.4%            38.1%
      Price/earnings ratio                                              19.6 <F3>          13.1          22.6 <F4>        16.9 <F1>
      Percent of pretax profit on net sales                             14.1%              16.7%         12.1%            16.7%
      Market price range of common stock (high and low closing)    34-25 3/8      27 5/8-23 1/2         30-22        30 1/4-26
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                        1991              1990            1989             1988
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Information:
      Working capital (deficit)                                       $  107.9          $  (62.8)        $  (82.8)        $  (23.7)
      Current ratio                                                        1.1               0.9              0.9              1.0
      Plant and equipment, net                                         6,260.6           6,102.2          5,768.0          4,624.2
      Long-term debt                                                   2,627.9           3,115.8          3,268.9          1,570.0
      Total debt to total capitalization ratio                            43.9%             54.5%            60.7%            41.7%
      Deferred income taxes                                            1,401.0           1,309.3          1,241.9          1,155.8
      Shareholders equity                                              4,438.1           3,679.1          3,099.9          3,102.9
      Return on shareholders equity                                       30.2%             34.0%            34.6%            33.3%
      Book value per share                                                5.90              4.60             3.74             3.87
      Total assets                                                     9,642.5           9,274.2          8,690.1          6,788.9

Other Information:
      Capital expenditures                                            $  625.5          $  805.3         $  979.0         $  858.1
      Depreciation and amortization                                      437.0             404.3            333.1            306.5
      Effective tax rate                                                  37.9%             37.5%            37.0%            37.7%
      Price/earnings ratio                                                18.9              14.6             14.4             12.9
      Percent of pretax profit on net sales                               16.1%             14.5%            15.3%            15.2%
      Market price range of common stock (high and low closing)  30 3/4-19 3/4     22 1/2-17 1/8    22 7/8-15 1/4        17-14 1/2
----------------------------------------------------------------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES 1998 ANNUAL REPORT  77











                            APPENDIX



In Exhibit 13 to the printed Form 10-K, certain data is depicted by the following graphs:

On page 33, graph "A-B Stock Cumulative Total Return" depicting compounded annual growth rate of 25.2%, 1993 to 1998 at $308.20
(assumes $100 invested in A-B stock on December 31, 1993; all dividends reinvested quarterly)

On page 36, bar graph "Sales" depicting gross sales in billions (1994-$11.7; 1995-$12.1(normalized results); 1996-$12.6; 1997-
$12.8; 1998-$13.2) and net sales in billions (1994-$10.0; 1995-
$10.4(normalized results); 1996-$10.9; 1997-$11.1; 1998-$11.2)

On page 39, bar graph "Operating Income" depicting operating income in millions (1994-$1,853.3; 1995-$1,867.4(normalized
results); 1996-$2,029.1(normalized results); 1997-$2,053.0; 1998-
$2,125.3)

On page 41, bar graph "Diluted Earnings Per Share From Continuing
Operations" with 1994 at $1.90; 1995 at $1.99(normalized results); 1996 at $2.21(normalized results); 1997 at $2.36(before cumulative effect of accounting change); 1998 at $2.53

On page 41, bar graph "Total Employee-Related Costs" depicting such costs in millions (1994-$1,714.1; 1995-$1,735.9; 1996-
$1,781.6; 1997-$1,791.1; 1998-$1,836.8)

On page 42, bar graph "Cash Flow From Continuing Operations"
depicting cash flow from continuing operations in millions (1994-
$1,663.0; 1995-$1,425.9; 1996-$1,968.9; 1997-$1,816.6; 1998-
$2,176.0)

On page 42, bar graph "Capital Expenditures/Depreciation & Amortization" depicting capital expenditures in millions (1994- $662.8; 1995-$952.5; 1996-$1,084.6; 1997-$1,199.3; 1998-$817.5)
and Depreciation & Amortization in millions (1994-$517.0; 1995- $573.9; 1996-$611.5; 1997-$683.7; 1998-$738.4)

On page 43, bar graph "Income From Continuing Operations/Dividends on Common Stock" depicting income from continuing operations in millions (1994-$1,014.5; 1995- $1,032.3(normalized results); 1996-$1,122.7(normalized results); 1997-$1,179.2(before cumulative effect of accounting change); 1998-$1,233.3) and Dividends in millions (1994-$398.8; 1995-
$429.5; 1996-$458.9; 1997-$492.6; 1998-$521.0)

On page 44, bar graph "Shareholders Equity/Long-Term Debt" depicting shareholders equity in millions (1994-$4,415.5; 1995- $4,433.9; 1996-$4,029.1; 1997-$4,041.8; 1998-$4,216.0) and long-
term debt in millions (1994-$3,066.4; 1995-$3,270.1; 1996-
$3,270.9; 1997-$4,365.6; 1998-$4,718.6).