Form 10-K, Exhibit 13
period 1999-12-31
ANHEUSER BUSCH COMPANIES INC
filed 2000-03-23
CIK 310569

             ANHEUSER [LOGO] BUSCH
                                 COMPANIES

                     [PHOTO]


A d d i n g  t o  l i f e ' s  e n j o y m e n t

CONTENTS
Management's Discussion and Analysis
  of Operations and Financial Condition       26
Responsibility for Financial Statements       39
Report of Independent Accountants             39
Consolidated Balance Sheet                    40
Consolidated Statement of Income              41
Consolidated Statement of Changes
  in Shareholders Equity                      42
Consolidated Statement of Cash Flows          43
Notes To Consolidated
  Financial Statements                        44
Financial Summary--Operations                 56
Financial Summary--Balance Sheet
  and Other Information                       58

                                       F I N A N C I A L  R E V I E W  1999


                                                       1999 Annual Report  25
                                                                           --

                                    [PHOTO]


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

   This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 1999. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this annual report.
   This discussion contains certain statements regarding the company's expectations concerning its operations, earnings and prospects. These statements are forward-looking statements that involve significant risks and uncertainties, and accordingly, no assurances can be given that such expectations will be correct. These expectations are based upon many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Important factors that could cause actual results to differ from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in domestic demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in raw materials prices; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partner; and the effect of stock market conditions on the company's share repurchase program.

OBJECTIVES

   Anheuser-Busch remains focused on three major objectives in order to enhance shareholder value:

* Increasing per barrel profitability which, when combined with continued market share growth, will provide solid long-term earnings per share growth.

* Profitable expansion of international beer operations by building the Budweiser brand worldwide and making selected investments in leading brewers in key international beer growth markets. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and operates overseas breweries in China and the United Kingdom. The company also has a significant equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand.

* Continued support of profit growth in packaging and entertainment operations. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations, while entertainment operations enhance the company's corporate image by showcasing its heritage, values and commitment to quality and social responsibility to 19 million visitors annually as well as adding their profit contribution.


26  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

OPERATIONS

   In the fourth quarter 1997, the company expensed all previously capitalized and unamortized business re-engineering costs associated with the development and installation of computer software, in accordance with the change in accounting practice mandated by EITF No. 97-13. The total write-off of $10 million after-tax ($.02 per share) is shown as a separate "cumulative effect of accounting change" line item in the income statement, and had no impact on the company's results from operations.
   Due to the write-off having no impact on the company's results from operations, this discussion excludes the impact of the cumulative effect of accounting change adjustment.

COMPARISON OF OPERATING RESULTS

   Key financial comparisons from operations are summarized in the following tables.

COMPARISON OF OPERATING RESULTS ($ in millions, except per share)

                               1999        1998              1999 VS. 1998
Gross sales                  $13,723     $13,208           $515         3.9%
Excise taxes                  $2,019      $1,962            $57         2.9%
Net sales                    $11,704     $11,246           $458         4.1%
Operating income              $2,302      $2,125           $177         8.3%
Equity income, net of tax       $158         $85            $73        85.2%
Net income                    $1,402      $1,233           $169        13.7%
Diluted earnings per share     $2.94       $2.53           $.41        16.2%
----------------------------------------------------------------------------
                               1998      1997 <F1>           1998 VS. 1997
Gross sales                  $13,208     $12,832           $376         2.9%
Excise taxes                  $1,962      $1,766           $196        11.1%
Net sales                    $11,246     $11,066           $180         1.6%
Operating income              $2,125      $2,053            $72         3.5%
Equity income, net of tax        $85         $50            $35        68.7%
Net income                    $1,233      $1,179            $54         4.6%
Diluted earnings per share     $2.53       $2.36           $.17         7.2%
----------------------------------------------------------------------------

<F1> Net income and diluted earnings per share exclude the impact of the adjustment for the cumulative effect of adopting EITF No. 97-13.
----------------------------------------------------------------------------
                             1997<F1>    1996<F2>            1997 VS. 1996
Gross sales                  $12,832     $12,622           $210         1.7%
Excise taxes                  $1,766      $1,738            $28         1.6%
Net sales                    $11,066     $10,884           $182         1.7%
Operating income              $2,053      $2,029            $24         1.2%
Equity income, net of tax        $50          --            $50        <FN/M>
Net income                    $1,179      $1,123            $56         5.0%
Diluted earnings per share     $2.36       $2.21           $.15         6.8%
----------------------------------------------------------------------------

<FN/M> - Not Meaningful
<F1> Net income and diluted earnings per share exclude the impact of the adjustment for the cumulative effect of adopting EITF No. 97-13.
<F2> Normalized results exclude the $54.7 million gain from the sale of the
     St. Louis Cardinals baseball club.

BEER VOLUME SALES

   Total worldwide beer sales volume results are summarized in the following table:

WORLDWIDE BEER SALES VOLUME (millions of barrels)

                                           1999         1998           CHANGE
Domestic                                    95.7         92.7            3.2%
International                                7.2          7.1            1.2%
                                           ------------------------------------
   Worldwide A-B brands                    102.9         99.8            3.1%
International equity partner brands         15.1         11.2           34.7%
                                           ------------------------------------
   Total brands                            118.0        111.0            6.3%
                                           ====================================
-------------------------------------------------------------------------------
                                           1998         1997           CHANGE
Domestic                                    92.7         89.6            3.5%
International                                7.1          7.0            0.6%
                                           ------------------------------------
   Worldwide A-B brands                     99.8         96.6            3.3%
International equity partner brands         11.2          6.8           64.9%
                                           ------------------------------------
   Total brands                            111.0        103.4            7.3%
                                           ====================================
-------------------------------------------------------------------------------
                                           1997         1996           CHANGE
Domestic                                    89.6         88.9            0.7%
International                                7.0          6.2           13.4%
                                           ------------------------------------
   Worldwide A-B brands                     96.6         95.1            1.6%
International equity partner brands          6.8          4.0           70.7%
                                           ------------------------------------
   Total brands                            103.4         99.1            4.3%
                                           ====================================
-------------------------------------------------------------------------------

WORLDWIDE BEER VOLUME

   Worldwide beer volume is comprised of domestic volume and international volume of Anheuser-Busch brands. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company-operated breweries in China and the United Kingdom and under various license and contract brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total brands sales volume includes the company's pro rata share of volume in international equity partner Grupo Modelo combined with worldwide Anheuser-Busch brand volume. Total brands for all years shown also includes Anheuser-Busch's equity share of Antarctica beer volume. The company sold its equity investment back to Antarctica in July 1999 in accordance with its investment agreement. See Note 2 for additional discussion.


                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report  27
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

SALES -- 1999 VS. 1998

   Led by record domestic beer sales volume and successful revenue enhancement strategies, Anheuser-Busch achieved record gross sales of $13.7 billion and record net sales of $11.7 billion in 1999. Gross sales increased over 1998 by $515 million, or 3.9% and net sales increased over 1998 by $458 million, or 4.1%. The sales increases are primarily due to higher domestic beer volume and revenue per barrel. The difference between gross and net sales for 1999 represents beer excise taxes of $2.02 billion.
   Domestic revenue per barrel grew 3% in 1999 compared to last year, reflecting the company's focus on enhancing domestic beer profitability. In the fourth quarter 1999, the company implemented price increases in 72% of the country on selected brands and packages representing approximately 43% of its volume.
   Domestic beer shipments to wholesalers grew to an all-time high of 95.7 million barrels in 1999, an increase of 3.0 million barrels or 3.2% over 1998. Each of the company's core brand families contributed to this record achievement. Bud Light continued its outstanding sales performance, with its eighth consecutive year of double-digit growth. Wholesaler sales-to-retailers grew 3.3% for full year 1999.
   Sales-to-retailers for the fourth quarter 1999 increased 3.1% vs. the fourth quarter 1998. This high level of retail demand exceeded the 2.1% increase in fourth quarter shipments by Anheuser-Busch to its wholesalers, reducing wholesaler inventories to levels below last year, further enhancing product freshness and system economics.
   The company believes the combination of outstanding domestic beer industry fundamentals, the highest quality and freshest beer in the industry, and exceptional marketing and sales execution provide a positive outlook for achieving Anheuser-Busch's double-digit earnings per share growth objective in 2000.
   In February 2000, the company implemented selected price increases and additional discount reductions on approximately 20% of its volume. These revenue enhancement actions have again been tailored to specific markets, brands and packages.
   Worldwide Anheuser-Busch beer brand shipments grew to a record 102.9 million barrels for the full year 1999, up 3.1% compared to last year. This marks the first time in brewing industry history one company has sold over 100 million barrels of its beer in a single year.
   Total brands sales volume was 118.0 million barrels, up 6.3%, for the full year 1999.
   The company's domestic market share (excluding exports) for the full year 1999 was 47.5%, an increase of 0.7 percentage points over 1998 market share of 46.8%. Including exports, the company's share of U.S. shipments was 47.3% for the full year vs. 46.6% for 1998. Domestic market share and share of U.S. shipments are determined based on industry sales estimates provided by the Beer Institute. The company's market share is higher than previously reported reflecting the Beer Institute's recent revisions to industry sales estimates. Anheuser-Busch has led the U.S. brewing industry in sales volume and market share since 1957.

                                  SALES<F*>
                                   (GRAPH)


   International beer volume (excluding Modelo) was up 1.2% for the full year 1999 compared to 1998, to 7.2 million barrels. The increase was due primarily to gains in the Americas, Ireland and Continental Europe, partially offset by continued weakness in Asia, principally in Japan, and lower sales in the United Kingdom.


28  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

   In August 1999, the company recalled twist-off bottles in several European countries as a quality assurance measure. The recall stemmed from problems with the bottle manufacturing process. There were no quality issues with the beer itself. The company incurred total pretax costs of approximately $6 million for the bottle recall.
   In July 1999, Anheuser-Busch sold its equity interest in Brazilian brewer Antarctica back to Antarctica. In September 1999, Anheuser-Busch and Antarctica announced a joint decision not to apply to CADE, Brazil's antitrust commission, for continued production of Budweiser by Antarctica. Instead, Anheuser-Busch entered into a distribution agreement with Expand Group in December 1999 for the exporting of Budweiser to Brazil beginning in January 2000. The pretax cost of discontinuing Budweiser production in Brazil was approximately $6 million.
   Effective January 2000, the company converted its Japan joint venture operation into an exclusive license agreement with its local partner Kirin, for the production and selling of Budweiser in Japan. The new agreement with Kirin is designed to create new opportunities for Budweiser's growth and to improve profitability by giving the brand full access to Kirin's national wholesaler distribution and integrated selling systems. The one-time cost of converting to the license agreement was approximately $9 million and is included in 1999 results.

SALES -- 1998 VS. 1997

   Anheuser-Busch achieved gross sales of $13.2 billion and net sales of $11.2 billion in 1998. These results represent a gross sales increase over 1997 of $376 million, or 2.9%, and a net sales increase over 1997 of $180 million, or 1.6%. The increases were primarily due to higher domestic beer volume. For 1998, sales and excise taxes include the impact of accounting for Stag
Brewery operations in the United Kingdom on a consolidated basis vs. equity accounting in 1997. Beer excise taxes for 1998 totaled $1.96 billion.
   Worldwide volume for Anheuser-Busch beer brands was up 3.3% for 1998, compared to the prior year. Total volume was up 7.6 million barrels, or 7.3%, for the year. International equity partner brands reflects the company's 37% ownership interest in Grupo Modelo brands for the first nine months of 1998 and 50.2% for the fourth quarter, compared to a combination of 17.7% ownership interest for the first five months of 1997 and 37% thereafter.
   Anheuser-Busch's strategy to reduce domestic price discounting, initiated at the beginning of 1998, was successful. This strategy was designed to increase revenues, reduce the spread between front-line and discounted prices to consumers, and protect the company's brand equities. In October 1998, the company initiated a revenue enhancement strategy of selective price increases and additional discount reductions. As a result of these and other actions, domestic revenue per barrel was up nearly 3% in the fourth quarter 1998 compared to the same period in 1997, and was level for the full year compared to 1997.
   Anheuser-Busch domestic beer shipments grew 3.5% during 1998, reflecting strong retail demand. Overall, sales-to-retailers were up 4% for 1998. Combined Bud and Bud Light sales-to-retailers increased 3.4% for 1998 compared to 1997. This growth was led by Bud Light, which had its seventh consecutive double-digit growth year.
   The company's domestic market share (excluding exports) for 1998 was 46.8%, an increase of 1.0 market share point over 1997 market share of 45.8%. Including exports, the company's share of U.S. shipments was 46.6% vs. 45.5% for 1997.
   International Anheuser-Busch brand volume (excluding Modelo) was up 0.6% in 1998 compared to 1997. Strong Budweiser sales performances in the United Kingdom, Ireland, Continental Europe and Canada were mostly offset by sales declines in Asia.
   In Japan, Anheuser-Busch performance was impacted by lower industry sales due to an economic recession and the introduction of a tax-advantaged "happoshu" beer category. Anheuser-Busch introduced its own happoshu beer and significantly restructured its sales force. The restructuring resulted in a pretax charge of about $9 million, or $.01 per share after-tax, in the fourth quarter 1998.
   In June 1998, the company restructured its alliance with Labatt Brewing Company and granted Labatt perpetual rights to brew and sell the Budweiser and Bud Light brands in Canada. In return, Labatt significantly increased marketing support behind the two brands which provides Anheuser-Busch with a greater share of associated profits. Budweiser is currently the third-largest-selling beer in Canada.


                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report  29
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

SALES -- 1997 VS. 1996

   Gross sales were $12.8 billion and net sales were $11.1 billion in 1997, representing increases of $210 million and $182 million, respectively, or 1.7%, compared to 1996. The difference between gross and net sales for 1997 represents $1.77 billion of beer excise taxes.
   The primary factors responsible for the sales increases were higher domestic and international beer sales volume, partially offset by increased price discounting in the domestic beer market, and increased sales from the company's theme park operations. Theme park operations experienced an attendance increase of approximately 7% in 1997 vs. 1996 and also attained higher in-park per capita revenues.
   The increase in domestic volume during 1997 was driven by Bud Light, which was up approximately 10%, and improved Budweiser trends. Total Bud Family sales-to-retailers were up almost 2% in 1997 compared to 1996.
   Anheuser-Busch's domestic market share (excluding exports) for 1997 was 45.8%, compared to 45.7% in 1996. Anheuser-Busch's share of shipments (including exports) for 1997 was 45.5%, level compared with 1996 share.
   Operating performance for 1997 was significantly impacted by aggressive price discounting initiated by competition, which began in the first quarter and became progressively deeper throughout the year. Anheuser-Busch responded with comparable levels of discounting to keep its brands price-competitive and protect its market share, and the pricing environment stabilized by the end of the year.
   Volume trends were favorable for the company's core premium brands in 1997 as consumers traded up to premium and higher-priced brands. Bud Light continued its double-digit growth. The company's quality initiatives, including a freshness advertising campaign and renewed focus on Anheuser-Busch's heritage of quality and excellence, enhanced the company's quality perception among consumers.
   Total international beer volume growth was strong for 1997, led by combined Budweiser sales volume increases in China and the United Kingdom of 44% for the full year. Significant gains in volume produced overseas in 1997 were partially offset by reduced exports from the company's U.S. facilities due in part to discontinuing Kirin Ice shipments to Japan and lower shipments of Michelob Classic Dark to Taiwan.
   Total international volume, excluding equity partner volume, was up 13.4% for the year. Budweiser volume outside the United States was up 18.3% for 1997 vs. 1996.

COST OF PRODUCTS AND SERVICES

   The company continuously strives to drive operating costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and wholesaler support centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand/package preferences. Also, the company works with its network of wholesalers to reduce distribution costs through better systemwide coordination.
   Cost of products and services was $7.25 billion in 1999, an increase of $92 million, or 1.3%, vs. 1998. The increase in the cost of products and services in 1999 is primarily due to costs associated with higher domestic beer volume and higher costs at the company's packaging operations.
   Gross profit as a percentage of net sales for 1999 was 38.0%, an increase of 1.7 percentage points vs. 1998, primarily reflecting increased domestic revenue per barrel due to the company's focus on increasing beer profit margins.
   Cost of products and services was $7.16 billion in 1998, an increase of $66 million, or 0.9%, compared to 1997. The change in the cost of products and services in 1998 is primarily due to increased beer volume, the change in the method of accounting for the Stag Brewery operation (consolidation in 1998 vs. equity accounting in 1997) and improved brewery operating efficiencies.
   In 1997, before the Stag Brewing Company Ltd. was 100% owned by Anheuser-Busch, the company accounted for its 50% share of operations under the equity method, with excise taxes paid on beer sold included in the cost of beer purchased from Stag. In 1998, under full consolidation accounting, excise taxes are shown as a deduction from gross sales.
   Gross profit as a percentage of net sales was 36.3% for 1998, an increase of 0.4 percentage points vs. 1997, primarily reflecting productivity improvements.
   Cost of products and services in 1997 was $7.10 billion, an increase of 1.9% compared to 1996. The increase in cost of products and services in 1997 is attributable to slightly higher materials costs plus costs associated with increased beer sales volume and theme park attendance. Gross profit as a percentage of net sales was 35.9% for 1997, a decrease of 0.1 percentage points compared to 36.0% for 1996, due to slightly lower revenue per barrel in 1997.


30  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

   Marketing, distribution and administrative expenses for 1999 were $2.15 billion compared with $1.96 billion for 1998, an increase of $189 million, or 9.7%. The increase is primarily attributable to higher domestic marketing and sales promotion spending in support of the Bud Family, increased spending on consumer awareness and education programs and higher general and administrative costs.
   Marketing, distribution and administrative expenses for 1998 increased $42 million, or 2.2%, compared to 1997 expenses of $1.92 billion. The increase is primarily due to higher domestic and international marketing expense in support of premium brands, primarily the Bud Family, partially offset by reduced general and administrative costs.
   Marketing, distribution and administrative expenses for 1997 were up $26 million, or 1.4%, compared with $1.89 billion for 1996. The increase for 1997 is principally due to marketing costs related to the company's international beer activity, costs related to increased theme park attendance and increased administrative expenses, partially offset by lower promotional spending compared to 1996 when the Summer Olympic Games were held in Atlanta.

OPERATING INCOME

   Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income. Operating income for 1999 was $2.30 billion, an increase of $177 million, or 8.3%, compared to 1998. The increase in operating income for the year is primarily due to strong domestic beer performance driven by higher domestic beer sales volume and revenue per barrel.
   Theme park operating results were up slightly from 1998, excluding costs associated with the start-up of the Discovery Cove park in Orlando, which will open in summer 2000.
   Performance of the company's packaging operations was level with the prior year.
   Net income for Anheuser-Busch's international beer segment was up 59% in 1999 due to Modelo's strong performance and Anheuser-Busch's increased ownership levels. However, international beer operating results, which exclude Modelo, declined for the year to a loss of $19.9 million, including one-time costs associated with the termination of the Budweiser production joint venture in Brazil, the impact of a bottle recall in Europe and the conversion of the company's Japan joint venture operation into an exclusive license agreement.
   Operating income for 1998 was $2.13 billion, an increase of $72 million, or 3.5%, over 1997. The increase in operating income for 1998 was primarily due to higher domestic beer sales volume and higher operating results from can manufacturing and entertainment, partially offset by weaker results from international beer operations.

                               OPERATING INCOME
                                   (GRAPH)

   Packaging operating income improved in 1998 vs. the prior year, due to higher soft drink can volume and reduced costs. Despite weakness in Florida tourism, entertainment operations had a slight improvement in operating income compared to 1997, due to higher in-park spending. International beer operating income declined vs. 1997 primarily due to weakness in Japan.
   Operating income for 1997 was $2.05 billion, an increase of $24 million, or 1.2%, compared to 1996. The increase was primarily due to increased beer sales volume, continued brewery operating efficiencies and improved performance by the company's theme park operations. Domestic revenue per barrel for 1997 was down slightly vs. the 1996 level.
   Entertainment operations had strong attendance and profitability and contributed $115 million in operating income in 1997. International beer profitability was down in 1997 compared to 1996, primarily due to continued significant marketing expenditures for Budweiser. Packaging operations contributed $121 million in operating profits in 1997, down slightly when compared with 1996 performance.


                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report  31
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

NET INTEREST COST

   Net interest cost (interest expense less interest income) was $303.5 million for 1999, $285.7 million for 1998 and $253.3 million for 1997, representing increases of 6.2%, 12.8% and 13.4%, respectively, compared to prior years. These increases reflect higher average outstanding debt balances during the years. See the Liquidity and Cash Flows section of this discussion for additional information.

INTEREST CAPITALIZED

   Interest capitalized for 1999 decreased $7.8 million, to $18.2 million, compared to 1998. Interest capitalized declined $16.1 million in 1998, to $26.0 million, while interest capitalized increased $6.6 million, to $42.1 million, in 1997 compared to 1996. Capitalized interest amounts fluctuate depending on construction-in-progress balances which change due to capital spending and the timing of project completions. Interest capitalized declined in 1999 and 1998 as the company completed its long-term brewery modernization projects.

OTHER INCOME/EXPENSE, NET

   Other income/expense, net includes numerous items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $9.4 million in 1999, $13.0 million in 1998 and $9.3 million in 1997.

EQUITY INCOME, NET

   The company began recognizing its pro rata equity interest in the net earnings of Grupo Modelo under the equity method of accounting in 1997.
   Equity income, net of tax, increased $72.5 million, to $157.5 million in 1999. The increase in equity income is due to Modelo's strong underlying operating performance, and Anheuser-Busch's 50.2% equity stake in Modelo throughout 1999, compared to 37% ownership for the first nine months and 50.2% for the last quarter 1998. Additionally, equity income for 1998 was adversely impacted by Mexican peso depreciation and hyperinflation accounting. Hyperinflation accounting ceased January 1, 1999.
   The company recognized equity income, net of tax, of $85.0 million during 1998, compared to $50.3 million in 1997. The increase in equity income in 1998 was due to the company's larger equity stake in Modelo and the strong underlying sales volume and operating results for Modelo, partially offset by hyperinflation accounting.
   For 1998, equity income percentages compare with 17.7% ownership for the first five months of 1997 and a 37% ownership interest thereafter.

NET INCOME


                             NET INCOME/DIVIDENDS
                                   (GRAPH)

   Net income was $1.40 billion in 1999, an increase of $169 million, or 13.7%, vs. 1998. Net income was $1.23 billion for 1998, an increase of $54 million, or 4.6%, compared to 1997 net income (before accounting change) of $1.18 billion, which increased 5.0% vs. net income (excluding the gain on the sale of the St. Louis Cardinals) for 1996.
   The company's effective tax rate was 38.0% in 1999 and 1998 and 38.4% in 1997. The decline in 1998 was principally due to lower state and foreign taxes and lower nondeductible costs.



32  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

DILUTED EARNINGS PER SHARE

   Diluted earnings per share were $2.94 for 1999, an increase of 16.2% vs. 1998 diluted earnings per share. The 16.2% earnings per share growth in 1999 was the highest growth rate of the 1990s.
   Diluted earnings per share for 1998 were $2.53, an increase of $.17, or 7.2%, compared to 1997 diluted earnings per share (before accounting change) of $2.36, which had increased 6.8% compared to 1996 (excluding the Cardinals gain). Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased almost 19 million common shares in 1999. See Note 7 for additional information regarding share repurchases.

                               DILUTED EARNINGS
                                  PER SHARE
                                   (GRAPH)


EMPLOYEE-RELATED COSTS

   Employee-related costs totaled $1.88 billion in 1999, an increase of $40 million, or 2.2%, vs. 1998 costs of $1.84 billion. Employee-related costs during 1998 increased $46 million, or 2.6%, vs. 1997 costs of $1.79 billion. The changes in employee-related costs reflect normal increases in salaries, wages and benefit levels, partially offset by lower combined pension and retiree medical expenses.
   Salaries and wages comprise the majority of employee-related costs and totaled $1.54 billion in 1999, an increase of $22 million, or 1.4% vs. 1998. Salaries and wages totaled $1.52 billion in 1998, an increase of $40 million, or 2.7%, compared to $1.48 billion paid in 1997. The remainder of employee-related costs consists of pension, life insurance, and health care benefits and payroll taxes.

                               EMPLOYEE-RELATED
                                    COSTS
                                   (GRAPH)


   Full-time employees numbered 23,645, 24,344 and 24,326 at December 31, 1999, 1998 and 1997, respectively.

TAXES

   The company is significantly impacted by federal, state and local taxes, including beer excise taxes. Taxes applicable to 1999 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.0 billion, an increase of $114 million, or 3.9%, vs. 1998 total taxes of $2.89 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 1998 increased 8.1% compared to 1997 total taxes of $2.67 billion, which decreased $8 million, or 0.3%, compared to 1996.
   The increases in taxes in 1999 and 1998 are primarily due to higher excise taxes on increased beer volume. Taxes for 1998 also reflect the full accounting consolidation of Stag operations compared to 1997. The decrease in 1997 compared to 1996 is primarily attributable to reduced income taxes due to lower pretax income and a lower effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

   The company's primary sources of liquidity are cash provided from operations and financing activities. Principal uses of cash are capital expenditures, business investments, share repurchases and dividends. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 1999, 1998 and 1997 is presented in the Consolidated Statement of Cash Flows and Note 11.


                             OPERATING CASH FLOW
                                   (GRAPH)


                              ANHEUSER-BUSCH COMPANIES  1999 Annual Report 33
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

OPERATING CASH FLOW

   Anheuser-Busch's strong financial profile allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:
* Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and capacity in its existing operations, and make selected investments in international brewers.
* Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares each year. The company has paid cash dividends each of the last 66 years, and has repurchased approximately 3% of outstanding shares annually for the last 10 years. There was a working capital deficit of $(386.6) million at December 31,
1999, compared to a working capital deficit of $(89.9) million at December
31, 1998 and working capital of $83.2 million at December 31, 1997.

CAPITAL EXPENDITURES

   During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment.
   Cash flow from operating activities is projected to exceed the company's funding requirements for anticipated capital expenditures. However, the combination of capital spending, dividend payments and share repurchases, plus possible additional investments in international brewers, may require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.
   Total capital expenditures in 1999 amounted to $865.3 million, an increase of $47.8 million, or 5.8%, compared to 1998 capital spending of $817.5 million. Capital expenditures over the past five years totaled $4.9 billion. The company expects capital expenditures in 2000 of approximately $1.0 billion and anticipates capital expenditures during the five-year period 2000
- 2004 approximating $4 billion.


                            CAPITAL EXPENDITURES/
                         DEPRECIATION & AMORTIZATION
                                   (GRAPH)

SHARE REPURCHASE

   See Note 7 for a discussion of share repurchase activity.

DIVIDENDS

   Cash dividends paid to common shareholders were $544.7 million in 1999 and $521.0 million in 1998. Dividends on common stock are paid in the months of March, June, September and December of each year. In the third quarter 1999, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 7.1%, from $.28 to $.30 per share of common stock. This increased annual dividends per common share 7.4%, to $1.16 in 1999, compared with $1.08 per common share in 1998. In 1998, dividends were $.26 per share for the first two quarters and $.28 per share for the last two quarters.


34  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

FINANCING ACTIVITIES

   The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 1999, a total of $690 million of debt was available for issuance under existing registrations.
   Debt increased a net $404.3 million in 1999, compared to an increase of $353.0 million in 1998. The change in debt during these years is detailed below, by key component.

INCREASES IN DEBT -- $994.7 million in 1999 compared to $451.5 million in
1998, as follows:

YEAR        DESCRIPTION               AMOUNT         INTEREST RATE
1999        LONG-TERM NOTES           $300.0        5.75%, FIXED
            COMMERCIAL PAPER          $627.1        5.1%, WEIGHTED
                                                    AVERAGE
            INDUSTRIAL REVENUE
              BONDS                    $36.1        VARIOUS FIXED RATES
            MISCELLANEOUS              $31.5        VARIOUS FIXED RATES

1998        Long-term notes           $300.0        $100.0 million each at
                                                    5.125%, 5.375%
                                                    and 5.65%, fixed
            Debentures                $100.0        6.5%, fixed
            Commercial paper           $23.3        5.5%, weighted average
            Industrial revenue bonds   $13.8        Various fixed rates
            Miscellaneous              $14.4        Various fixed rates
--------------------------------------------------------------------------
REDUCTIONS IN DEBT -- $590.4 million in 1999 versus $98.5 million in 1998, as follows:

YEAR        DESCRIPTION               AMOUNT        INTEREST RATE
1999        DUAL CURRENCY NOTES       $262.4        QUARTERLY FLOATING RATE
            LONG-TERM NOTES           $250.0        8.75%, FIXED
            DEBENTURES                 $23.0        8.5%, FIXED
            MEDIUM-TERM NOTES          $15.0        7.7%, WEIGHTED
                                                    AVERAGE
            ESOP DEBT
              GUARANTEE                $36.7         8.25%, FIXED
            MISCELLANEOUS               $3.3         VARIOUS FIXED RATES

1998        Debentures                 $45.0        $22.5 million each at
                                                    8.5% and 8.625%, fixed
            Medium-term notes          $15.0        6.3%, weighted average
            ESOP debt guarantee        $34.9        8.25%, fixed
            Miscellaneous               $3.6        Various fixed rates
--------------------------------------------------------------------------

   In addition to long-term debt financing, the company has access to funds through the utilization of commercial paper and its $1 billion revolving bank credit agreement that expires August 2001. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. See Note 4 for additional discussion of debt.
   The company's ratio of debt to total capitalization was 56.6% and 52.8% at December 31, 1999 and 1998, respectively.
   The company's cash flow to total debt ratio was $39.8% in 1999, 40.3% in 1998, and 42.5% in 1997.
   The company's fixed charge coverage ratio was 6.9x, 6.8x, and 7.3x for the years ended December 31, 1999, 1998 and 1997, respectively.

COMMON STOCK

   At December 31, 1999, common stock shareholders of record numbered 60,100 compared with 62,110 at the end of 1998. See Note 7 for a summary of common stock activity.


                           SHAREHOLDERS EQUITY/DEBT
                                   (GRAPH)


PRICE RANGE OF COMMON STOCK

   The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The following table summarizes 1999 quarterly high and low closing prices for BUD.

PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)

                             1999                   1998
QUARTER               HIGH         LOW         HIGH       LOW
First                78-7/16     65-3/16      47-1/2    43-7/16
Second               78-7/8      68-15/16     49-1/4    45-7/16
Third                81-5/8      69-11/16     57-3/8    46-3/4
Fourth               76-3/8      66-11/16     68-1/4    52-1/2
------------------------------------------------------------------

   The closing price of the company's common stock at December 31, 1999 and 1998 was $70-7/8 and $65-5/8, respectively. The book value of each common share of stock at December 31, 1999 was $8.50, compared to $8.84 at December 31, 1998.


                              ANHEUSER-BUSCH COMPANIES  1999 Annual Report 35
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

SYSTEMS-RELATED YEAR 2000 COSTS

   The company experienced no operating interruptions or other disturbances due to Year 2000 events. The company resolved its Year 2000 date recognition issues through either the replacement of existing systems with Year 2000-ready systems or by reprogramming existing systems.
   All costs related to the assessment, reprogramming and testing of systems for the Year 2000 effort were expensed as incurred. The company incurred Year 2000-related reprogramming costs of $11.8 million in 1999, $15.5 million in 1998 and $6.6 million in 1997, and expects to incur costs of approximately $2 million in 2000 to complete its efforts.

RISK MANAGEMENT

   In the ordinary course of business, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to the sale of product to foreign customers, purchases from foreign suppliers, royalty receipts from license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, swaps and options to manage certain of these exposures that it considers practical to do so. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the normal course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of free-standing instruments. The company neither holds nor issues financial instruments for trading purposes.
   Specific hedging strategies depend on several factors, including the magnitude and volatility of the exposure, offset through contract terms, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis, opportunity cost and the nature of the item being hedged. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility and obtaining the most favorable transaction costs possible within the constraints of its financial objectives. Exposures the company currently is unable to hedge, or has elected to substantially not hedge, primarily relate to its floating rate debt, net investments in foreign-currency-denominated operations and translated earnings of foreign subsidiaries.
   Derivatives are either exchange-traded instruments which are highly liquid, or over-the-counter instruments transacted with financial institutions. No credit loss is anticipated as the counterparties to over-the-counter instruments generally have long-term ratings from Standard and Poor's or Moody's no lower than A+ or A1, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of certain thresholds. Collateral amounts at December 31, 1999 were not material.
   The fair value of derivative financial instruments is the estimated amount the company would receive or have to pay when terminating any contracts. The company also monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying exposure and changes in the value of the derivative, or by the correlation between the price of the underlying exposure and the pricing on which the value of the derivative is based.
   Following is a volatility analysis of the company's derivatives portfolio that indicates potential changes in the fair value of the company's derivative holdings under certain market movements. The company applies sensitivity analysis for commodity price exposures and value-at-risk (VAR) analysis for foreign currency and interest rate exposures.

VOLATILITY ANALYSIS

ESTIMATED FAIR VALUE VOLATILITY AT DEC. 31, 1999 (in millions)

   Foreign Currency Risk (VAR):
      Forwards, Options                                           $(0.8)

   Interest Rate Risk (VAR):
      Swaps                                                       $(0.3)

   Commodity Price Risk (Sensitivity):
      Futures, Swaps, Options                                     $(6.6)
--------------------------------------------------------------------------

   VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) which incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss each portfolio could experience for 19 out of every 20 trading days (95% confidence level), based on history.


36  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

   The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's principal commodities.
   The volatility of foreign currencies, interest rates and commodity prices are dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration.
   The preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships. See Note 3 for additional information.

INTRODUCTION OF THE EURO

   The initial phase of the three-year phase-in of the new common currency of the European Economic and Monetary Union, the "euro," began on January 1, 1999. Prior to introduction, the company made appropriate arrangements with key financial institutions to ensure smooth handling of euro receipts and disbursements.
   The company's financial systems accommodated the euro introduction. Full systems euro readiness will be achieved through planned systems upgrades and/or replacement prior to the end of the euro transition period in 2001.
   The company is able to denominate agreements and hedges in euros as necessary. The company cannot readily predict what impact, if any, single currency pricing will have on its European operations.

SIGNIFICANT NON-U.S. EQUITY INVESTMENTS

GRUPO MODELO

   In September 1998, the company completed the purchase of an additional 13.25% of Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and leading exporter of beer. The purchase price was $557 million, bringing Anheuser-Busch's total investment in Modelo to $1.6 billion. The additional investment increased Anheuser-Busch's total direct and indirect holdings in Diblo to 50.2%. The increase in ownership does not give Anheuser-Busch voting or other effective control of either Grupo Modelo or Diblo and, accordingly, the company continues to account for its Modelo investment on the equity basis.
   The economic benefit of the company's Modelo investment can be measured in two ways--Anheuser-Busch's pro rata share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its carrying value. The excess of fair value over carrying value, based on Grupo Modelo's closing stock price at December 31, 1999, was $4.0 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch.
   Due to the structure and composition of Anheuser-Busch's initial investment, the company was not required to adjust the carrying amount of its Modelo investment under FAS 115 while on the cost basis of accounting from 1993 to 1996. Additionally, the initial investment was configured such that the company's return was largely protected against a decline in the value of the Mexican peso.
   The company adopted the equity method of accounting when ownership was increased to 37% in May 1997, which gave Anheuser-Busch additional minority rights and increased representation on the Grupo Modelo Board of Directors. At that time, the company adjusted the carrying value of its Modelo investment by $189.4 million to reflect the impact of cumulative peso depreciation from 1993 to 1996, the period for which the investment was accounted for under the cost method of accounting. The offset to this translation adjustment was the foreign currency translation component of other comprehensive income in shareholders equity.
   Throughout 1997 and 1998, Mexico was considered hyperinflationary for accounting purposes. Under hyperinflation accounting, the company effectively recognized in earnings the relative impact of Mexican peso depreciation on its investment during 1997 and 1998, which was unfavorable. The Mexican economy ceased to be hyperinflationary for accounting purposes on January 1, 1999. Translation adjustments are now appropriately reflected in equity rather than earnings. See Note 2 for additional discussion.


                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report  37
                                                                           --

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

ANTARCTICA

   In April 1996, the company purchased a 5% equity stake in a subsidiary, ANEP, that controlled 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The investment agreement provided the company with options allowing it to increase its investment to approximately 30% of ANEP which expired in April 2002. In July 1999, Anheuser-Busch and Antarctica jointly announced the end of their equity partnership. See Note 2 for additional discussion.

CORPORATE MATTERS

LABOR NEGOTIATIONS

   On August 7, 1999, Teamster-represented employees at the company's 12 U.S. breweries approved the national portion of a new contract offer by a margin of 59% to 41%. The proposed agreement had been endorsed by the Teamsters' International leadership and called for a new contract which would expire February 29, 2004. Local agreements, however, remain unresolved in several breweries. Both the company and the Teamsters have previously stated that there can be no final agreement, and the new contract cannot go into effect, until agreement is reached on all national and local issues. As a result, the company continues to operate its breweries under the terms of the offer implemented in September 1998. The company remains committed to operate its breweries in the event of any work stoppages.
   Proposed terms covering local issues were approved by employees at breweries in Columbus, OH, Williamsburg, VA and Baldwinsville, NY, and certain locals in St. Louis, MO, Newark, NJ and Los Angeles, CA. Local supplements previously had been approved by employees in Houston, TX, Fairfield, CA and Merrimack, NH. Local terms were rejected in Ft. Collins, CO, Cartersville, GA and Jacksonville, FL, and at certain locals in St. Louis, MO, Newark, NJ and Los Angeles, CA.
   The terms of the proposed agreement include wage and benefit increases, as well as provisions to support productivity improvement, promote workplace flexibility, reduce absenteeism, improve the grievance procedure and institute a more effective drug-testing program. Additionally, Anheuser-Busch would reaffirm its commitment, contingent on the new contract going into effect, to keep all 12 of its U.S. breweries open during the life of the contract, barring an unforeseen event, providing its Teamster-represented employees with unprecedented job security.

ENVIRONMENTAL MATTERS

   The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. None of the Environmental Protection Agency (EPA) designated clean-up sites for which Anheuser-Busch has been identified as a Potentially Responsible Party (PRP) would have a material impact on the company's consolidated financial statements.
   The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plans capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.


38  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

   The management of Anheuser-Busch Companies, Inc. is responsible for the financial statements and other information included in this annual report. These statements are prepared in accordance with generally accepted accounting principles.
   The company maintains accounting and reporting systems, supported by a system of internal accounting control, which management believes are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 1999, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.
   The Audit Committee of the Board of Directors, which consists of six nonmanagement directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants and meets with the independent accountants and internal auditors to review the overall scope and specific plans for their respective audits. The Committee held four meetings during 1999. A more complete description of the functions performed by the Audit Committee can be found in the company's proxy statement.

REPORT OF INDEPENDENT ACCOUNTANTS


                                                            800 Market Street
                                                          St. Louis, MO 63101

[PRICEWATERHOUSECOOPERS LOGO]

February 1, 2000
To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

   We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.
   As discussed in Note 1 and Note 2 to the Consolidated Financial
Statements, in 1997 the company respectively changed its method of accounting for business process re-engineering costs incurred in connection with information technology transformation projects, and adopted the equity method of accounting for its investment in Grupo Modelo, S.A. de C.V. and its operating subsidiary, Diblo, S.A. de C.V.

/s/ PriceWaterhouseCoopers LLP


                            ANHEUSER-BUSCH COMPANIES  1999 Annual Report  39
                                                                          --


CONSOLIDATED BALANCE SHEET
Anheuser-Busch Companies and Subsidiaries


YEAR ENDED DECEMBER 31  (in millions)                                    1999                  1998

ASSETS
Current Assets:
   Cash and marketable securities                                      $   152.1            $   224.8
   Accounts and notes receivable, less allowance for
      doubtful accounts of $6.4 in 1999 and $5.5 in 1998                   629.0                610.1
   Inventories:
      Raw materials and supplies                                           378.2                362.9
      Work in process                                                       84.7                 90.7
      Finished goods                                                       160.9                169.8
         Total inventories                                                 623.8                623.4
   Other current assets                                                    195.7                182.1
                                                                     ------------------------------------
         Total current assets                                            1,600.6              1,640.4
Investments in affiliated companies                                      2,012.5              1,880.6
Other assets                                                             1,062.7              1,114.3
Plant and equipment, net                                                 7,964.6              7,849.0
                                                                     ------------------------------------
         TOTAL ASSETS                                                  $12,640.4            $12,484.3
                                                                     ====================================

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
   Accounts payable                                                    $   932.6            $   905.7
   Short-term debt                                                         242.3                   --
   Accrued salaries, wages and benefits                                    263.0                256.3
   Accrued taxes                                                           164.2                193.6
   Other current liabilities                                               385.1                374.7
                                                                     ------------------------------------
         Total current liabilities                                       1,987.2              1,730.3
                                                                     ------------------------------------
Postretirement benefits                                                    506.4                515.8
                                                                     ------------------------------------
Long-term debt                                                           4,880.6              4,718.6
                                                                     ------------------------------------
Deferred income taxes                                                    1,344.7              1,303.6
                                                                     ------------------------------------
Common Stock and Other Shareholders Equity:
   Common stock, $1.00 par value, authorized 1.6 billion shares            716.1                712.7
   Capital in excess of par value                                        1,241.0              1,117.5
   Retained earnings                                                     9,181.2              8,320.7
   Accumulated other comprehensive income:
     Foreign currency translation adjustment                              (175.0)              (205.6)
                                                                     ------------------------------------
                                                                        10,963.3              9,945.3
   Treasury stock, at cost                                              (6,831.3)            (5,482.1)
   ESOP debt guarantee                                                    (210.5)              (247.2)
                                                                     ------------------------------------
                                                                         3,921.5              4,216.0
                                                                     ------------------------------------
Commitments and contingencies                                                 --                   --
                                                                     ------------------------------------
         TOTAL LIABILITIES AND EQUITY                                  $12,640.4            $12,484.3
                                                                     ====================================

The Notes on pages 44-55 of this report are an integral component of the company's Consolidated Financial Statements.

40  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--


CONSOLIDATED STATEMENT OF INCOME
Anheuser-Busch Companies and Subsidiaries


YEAR ENDED DECEMBER 31  (in millions)                                  1999              1998              1997

Sales                                                               $13,723.3         $13,207.9         $12,832.4
   Excise taxes                                                      (2,019.6)         (1,962.1)         (1,766.2)
                                                                   --------------------------------------------------
Net sales                                                            11,703.7          11,245.8          11,066.2
   Cost of products and services                                     (7,254.4)         (7,162.5)         (7,096.9)
                                                                   --------------------------------------------------
Gross profit                                                          4,449.3           4,083.3           3,969.3
   Marketing, distribution and administrative expenses               (2,147.0)         (1,958.0)         (1,916.3)
                                                                   --------------------------------------------------
Operating income                                                      2,302.3           2,125.3           2,053.0
   Interest expense                                                    (307.8)           (291.5)           (261.2)
   Interest capitalized                                                  18.2              26.0              42.1
   Interest income                                                        4.3               5.8               7.9
   Other expense, net                                                    (9.4)            (13.0)             (9.3)
                                                                   --------------------------------------------------
Income before income taxes                                            2,007.6           1,852.6           1,832.5
   Provision for income taxes                                          (762.9)           (704.3)           (703.6)
Equity income, net of tax                                               157.5              85.0              50.3
                                                                   --------------------------------------------------
Income before cumulative effect of accounting change                  1,402.2           1,233.3           1,179.2
Cumulative effect of accounting change, net of tax benefit of $6.2         --                --             (10.0)
                                                                   --------------------------------------------------
   Net income                                                       $ 1,402.2         $ 1,233.3         $ 1,169.2
                                                                   ==================================================
Basic earnings per share:
   Income before cumulative effect of accounting change             $    2.99         $    2.56         $    2.39
   Cumulative effect of accounting change                                  --                --              (.02)
                                                                   --------------------------------------------------
   Net income                                                       $    2.99         $    2.56         $    2.37
                                                                   ==================================================
Diluted earnings per share:
   Income before cumulative effect of accounting change             $    2.94         $    2.53         $    2.36
   Cumulative effect of accounting change                                  --                --              (.02)
                                                                   --------------------------------------------------
   Net income                                                       $    2.94         $    2.53         $    2.34
                                                                   ==================================================

The Notes on pages 44-55 of this report are an integral component of the company's Consolidated Financial Statements.

                            ANHEUSER-BUSCH COMPANIES  1999 Annual Report  41
                                                                          --

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
Anheuser-Busch Companies and Subsidiaries


YEAR ENDED DECEMBER 31  (in millions, except per share)                1999              1998              1997

COMMON STOCK
Balance, beginning of period                                        $   712.7         $   709.3         $   705.8
Shares issued under stock plans                                           3.4               3.4               3.5
                                                                  -------------------------------------------------
   Balance, end of period                                           $   716.1         $   712.7         $   709.3
                                                                  =================================================
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of period                                        $ 1,117.5         $ 1,017.0         $   929.2
Shares issued under stock plans                                         123.5             100.5              87.8
                                                                  =================================================
   Balance, end of period                                           $ 1,241.0         $ 1,117.5         $ 1,017.0
                                                                  =================================================
RETAINED EARNINGS
Balance, beginning of period                                        $ 8,320.7         $ 7,604.9         $ 6,924.5
Net income                                                            1,402.2           1,233.3           1,169.2
Common dividends paid (per share: 1999 - $1.16;
  1998 - $1.08; 1997 - $1.00)                                          (544.7)           (521.0)           (492.6)
Shares issued under stock plans                                           3.0               3.5               3.8
                                                                  -------------------------------------------------
   Balance, end of period                                           $ 9,181.2         $ 8,320.7         $ 7,604.9
                                                                  =================================================
TREASURY STOCK
Balance, beginning of period                                        $(5,482.1)        $(4,793.3)        $(4,206.2)
Treasury stock acquired                                              (1,349.2)           (688.8)           (587.1)
                                                                  -------------------------------------------------
   Balance, end of period                                           $(6,831.3)        $(5,482.1)        $(4,793.3)
                                                                  =================================================
ESOP DEBT GUARANTEE
Balance, beginning of period                                        $  (247.2)        $  (282.1)        $  (315.4)
Annual debt service                                                      36.7              34.9              33.3
                                                                  -------------------------------------------------
   Balance, end of period                                           $  (210.5)        $  (247.2)        $  (282.1)
                                                                  =================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period                                        $  (205.6)        $  (214.0)        $    (8.8)
Foreign currency translation adjustment                                  30.6               8.4            (205.2)
                                                                  -------------------------------------------------
   Balance, end of period                                           $  (175.0)        $  (205.6)        $  (214.0)
                                                                  =================================================
   TOTAL SHAREHOLDERS EQUITY                                        $ 3,921.5         $ 4,216.0         $ 4,041.8
                                                                  =================================================
COMPREHENSIVE INCOME
Net income                                                          $ 1,402.2         $ 1,233.3         $ 1,169.2
Foreign currency translation adjustment                                  30.6               8.4            (205.2)
                                                                  -------------------------------------------------
   TOTAL COMPREHENSIVE INCOME                                       $ 1,432.8         $ 1,241.7         $   964.0
                                                                  =================================================

The Notes on pages 44-55 of this report are an integral component of the company's Consolidated Financial Statements.

42  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--


CONSOLIDATED STATEMENT OF CASH FLOWS
Anheuser-Busch Companies and Subsidiaries


YEAR ENDED DECEMBER 31  (in millions)                                            1999           1998          1997

CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                                                 $ 1,402.2      $ 1,233.3     $ 1,169.2
   Cumulative effect of accounting change                                            --             --          10.0
                                                                            -------------------------------------------
   Income before cumulative effect of accounting change                         1,402.2        1,233.3       1,179.2
   Adjustments to reconcile income before cumulative
      effect of accounting change to cash provided by operating activities:
      Depreciation and amortization                                               777.0          738.4         683.7
      Deferred income taxes                                                        40.3           34.5          91.4
      Undistributed earnings of affiliated companies                             (155.5)         (53.7)        (49.9)
      Other, net                                                                   38.6          (27.1)        (93.2)
                                                                            -------------------------------------------
   Operating cash flow before changes in working capital                        2,102.6        1,925.4       1,811.2
      (Increase)/decrease in working capital                                      (18.3)         250.6           5.4
                                                                            -------------------------------------------
   Cash provided by operating activities                                        2,084.3        2,176.0       1,816.6
                                                                            -------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
   Capital expenditures                                                          (865.3)        (817.5)     (1,199.3)
   New business acquisitions                                                       (7.0)        (566.5)       (683.3)
   Proceeds from sale of business                                                  59.6             --            --
                                                                            -------------------------------------------
   Cash (used for) investing activities                                          (812.7)      (1,384.0)     (1,882.6)
                                                                            -------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
   Increase in debt                                                               973.4          451.5       1,245.9
   Decrease in debt                                                              (553.7)         (63.6)       (141.6)
   Dividends paid to shareholders                                                (544.7)        (521.0)       (492.6)
   Acquisition of treasury stock                                               (1,349.2)        (688.8)       (587.1)
   Shares issued under stock plans                                                129.9          107.4          95.1
                                                                            -------------------------------------------
   Cash (used for)/provided by financing activities                            (1,344.3)        (714.5)        119.7
                                                                            -------------------------------------------
   Net (decrease)/increase in cash during the year                                (72.7)          77.5          53.7
   Cash, beginning of year                                                        224.8          147.3          93.6
                                                                            -------------------------------------------
   Cash, end of year                                                          $   152.1      $   224.8     $   147.3
                                                                            ===========================================

The Notes on pages 44-55 of this report are an integral component of the company's Consolidated Financial Statements.

                            ANHEUSER-BUSCH COMPANIES  1999 Annual Report  43
                                                                          --

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

   This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's Consolidated Financial Statements included in this annual report. These principles and policies conform to U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions about the future which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and assumptions.

REVENUE RECOGNITION

   The company recognizes revenue only when finished products are shipped or services have been rendered to unaffiliated customers. The company's beer and packaging operations do not engage in consignment sales. Entertainment operations recognize revenue related to advance ticket sales when customers actually visit a park location.

PRINCIPLES OF CONSOLIDATION

   The Consolidated Financial Statements include the accounts of the company and all its subsidiaries. The company generally consolidates all majority-owned and controlled subsidiaries, accounts for investments below the 20% level under the cost method, and applies the equity method of accounting for investments between 20% and 50%. All significant intercompany transactions have been eliminated. Minority interests in consolidated subsidiaries are not material.

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

CASH AND MARKETABLE SECURITIES

   Cash and marketable securities include cash, demand deposits and short-term investments with initial maturities generally of 90 days or less.

EXCESS OF COST OVER NET ASSETS
OF ACQUIRED BUSINESSES (GOODWILL)

   The excess of the cost over the net assets of acquired businesses, which is included in other assets on the balance sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated amortization at December 31, 1999 and 1998 was $131.7 million and $116.3 million, respectively. The ongoing recoverability of goodwill is monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment. See Note 11 for additional information.

INVENTORIES AND PRODUCTION COSTS

   Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 75% and 73%, respectively, of total inventories at December 31, 1999 and 1998. Had the average-cost method (which approximates replacement cost) been used with respect to such inventories at December 31, 1999 and 1998, total inventories would have been $83.3 million and $100.3 million higher, respectively.

PLANT AND EQUIPMENT

   Plant and equipment is carried at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings.
   Depreciation is provided using the straight-line method over the estimated useful lives of the assets, resulting in annual depreciation rates on buildings ranging from 2% to 10% and on machinery and equipment ranging from 4% to 25%.

INCOME TAXES

   The provision for income taxes is based on income and expense amounts as reported in the Consolidated Statement of Income. The company utilizes certain provisions of federal, state and foreign income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."


44  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

DERIVATIVE FINANCIAL INSTRUMENTS

   All derivative instruments held by the company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are deferred. Gains or losses upon settlement of derivative positions when the underlying transaction occurs are recognized in the income statement or recorded as part of the underlying asset or liability, depending on the circumstances. Derivative positions are settled if the underlying transaction is no longer expected to occur, with related gains and losses recognized in earnings in the period settlement occurs. Option premiums paid are recorded as assets and amortized over the life of the option. Derivatives generally have initial terms of less than three years, and all currently hedged transactions are expected to occur within the next three years. See Note 3 for additional information regarding the company's derivatives portfolio.

RESEARCH AND DEVELOPMENT COSTS, ADVERTISING
AND PROMOTIONAL COSTS, AND INITIAL PLANT COSTS

   Research and development costs, advertising and promotional costs, and initial plant costs are expensed as incurred. Advertising and promotional expenses were $721.8 million, $642.1 million and $603.6 million in 1999, 1998 and 1997, respectively.

START-UP COSTS

   Effective January 1, 1999, the company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires the costs of start-up activities to be expensed as incurred. Adoption of SOP 98-5 required no significant changes to the company's accounting policies and had no impact on the results of operations.

SYSTEMS DEVELOPMENT COSTS

   The company capitalizes certain systems development costs that meet established criteria in accordance with SOP 98-1, "Accounting for the Costs of Computer Systems Developed or Obtained for Internal Use." Amounts capitalized are amortized to expense over a five-year period.
   In the fourth quarter 1997, in accordance with EITF consensus No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Project or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," the company reported a $10 million after-tax charge ($.02 per share) to expense previously capitalized systems reengineering costs. The charge is shown as a separate cumulative effect of accounting change line item in the income statement. The company now expenses all such costs as incurred.

STOCK-BASED COMPENSATION

   The company accounts for employee stock options in accordance with APB 25, "Accounting for Stock Issued to Employees." Under APB 25, the company recognizes no compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. See Note 5 for additional information on the company's stock options plus pro forma disclosures required by FAS 123, "Accounting for Stock-Based Compensation."

2. INTERNATIONAL INVESTMENTS

GRUPO MODELO

   In 1993, Anheuser-Busch purchased a 17.7% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for $477 million. In May 1997, the company increased its direct and indirect equity ownership in Diblo to 37% for an additional $605 million. Effective with the increase in equity ownership to 37%, the company received expanded minority rights, increased its representation on Modelo's Board of Directors to 10 of 21 members and adopted the equity method of accounting for the investment. In September 1998, the company completed its purchase of an additional 13.25% equity interest in Diblo for $557 million, and now owns a 50.2% direct and indirect interest in Diblo. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and therefore continues to account for its investment using the equity method.
   The difference between income recognized on the cost basis prior to 1997 and what would have been recognized had the company applied equity accounting in those years is not material. In 1997, the company recorded a $189.4 million adjustment to the carrying value of the investment for cumulative Mexican peso depreciation between 1993 and 1996 prior to the adoption of equity accounting in 1997. The offset for the adjustment was to "foreign currency translation," a component of other comprehensive income in shareholders equity.
   Included in the carrying amount of the Modelo investment is goodwill of $541.4 million and $553.6 million, respectively, at December 31, 1999 and 1998 which is being amortized over 40 years. Accumulated amortization was $29.2 million and $15 million, respectively, at December 31, 1999 and 1998. Dividends received from Grupo Modelo in 1999 totaled $2.9 million, compared to $50.3 million in 1998 and $16.4 million in 1997.


                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report  45
                                                                           --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   For foreign operations in countries whose economies are considered highly inflationary, foreign currency translation practice under FAS No. 52, "Foreign Currency Translation," requires that property, other long-lived assets, long-term liabilities and related profit and loss accounts be translated at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments must be included in earnings in the current period. Mexico's economy was considered highly inflationary for accounting purposes for all of calendar 1997 and 1998. Accordingly, all monetary translation gains and losses related to the Modelo investment were recognized in equity income during 1997 and 1998.
   Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table (in millions). The amounts shown represent consolidated Grupo Modelo operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

                               1999                 1998
Current assets              $1,156.3             $  859.8
Noncurrent assets            3,322.3              3,008.4
Current liabilities            262.3                200.6
Noncurrent liabilities         328.0                172.0
Gross sales                  2,576.3              1,748.3
Net sales                    2,405.4              1,632.0
Gross profit                 1,209.8                809.2
Minority interest               48.7                 32.8
Net income                     333.5                180.3
-------------------------------------------------------------

OTHER INTERNATIONAL INVESTMENTS

   In April 1996, the company purchased a 5% equity stake in a subsidiary controlling approximately 75% of the operations of the Brazilian brewer Antarctica for $52.5 million, with options to increase its equity interest to approximately 30%. Because Anheuser-Busch had the ability to exercise significant influence as a result of rights granted in its investment agreement, the company applied the equity method of accounting for the investment in Antarctica in 1997, 1998 and 1999.
   In originally approving the partnership, the Brazilian antitrust agency, CADE, required Anheuser-Busch's options to be mandatorily exercised at specified dates. The first of the required fixed-dollar investment options was set to expire in September 1999, but was determined to be no longer economically attractive for Anheuser-Busch. Accordingly, the company exercised its right to end its equity partnership with Antarctica in July 1999. There was no impact on earnings associated with the divestiture.
   CADE also required Anheuser-Busch to discontinue its joint venture with Antarctica for the production, sale and distribution of Budweiser in Brazil. The pretax cost of discontinuing Budweiser production in Brazil was approximately $6 million. In December 1999, the company entered into a distribution agreement with Expand Group and now exports Budweiser to Brazil.
   In 1996, Anheuser-Busch purchased a 4.4% interest in the Argentine subsidiary of Compania Cervecerias Unidas S.A. (CCU), CCU-Argentina, with options to increase its investment up to 20%. In December 1998, the company exercised a portion of its options and purchased an additional 3.8% in CCU-Argentina for $10 million. The company purchased an additional 2.5% of CCU-Argentina for $7.0 million in December 1999, bringing the company's total ownership to 10.7%. The company's remaining options expire in December 2002. The investment is accounted for on the cost basis. CCU-Argentina brews Budweiser under license and sells the brand in Buenos Aires and other major Argentine markets.
   In the fourth quarter 1998, the company restructured the sales force and made other organizational changes at its 90%-owned Japanese joint venture subsidiary. Total pretax cost of the restructuring was almost $9 million, primarily for severance benefits for workforce reductions. Effective January 2000, the company converted its joint venture operation into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The one-time pretax cost of converting to the license agreement was approximately $9 million, primarily for severance benefits, and is included in 1999 operating results.
   The company owns an 86.6% interest in and controls a joint venture which owns the Wuhan brewery located in the People's Republic of China. The joint venture brews and distributes Budweiser primarily in the northern, eastern and central regions of China. The joint venture is consolidated.
   In 1997, the company purchased the remaining 50% of the Stag Brewing Company Ltd. from its partner, Scottish Courage. Budweiser is brewed and packaged at the Stag Brewery primarily for distribution in the United Kingdom. Scottish Courage owns and leases the brewery site to the company. The Stag Brewery operations are consolidated.

3. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

   The company currently uses the following derivative financial instruments: purchased options and forward contracts for foreign currency risk; swaps for interest rate risk; and futures, swaps and purchased options for commodity price risk. Derivatives other than options are off-balance-sheet and therefore have no recorded carrying value. Because the company hedges only with instruments that have high correlation with the underlying transaction pricing, changes in derivatives fair values are expected to be offset by changes in the underlying pricing.


46  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

   The following table summarizes the notional transaction amounts and fair values for outstanding derivatives, by risk category and instrument type, at December 31, (in millions). Bracketed figures indicate settlement of the derivative contract without concluding the underlying hedged transaction would be unfavorable to Anheuser-Busch. In practice, this rarely occurs.

                                       1999                               1998
                                       ----                               ----
                            Notional            Fair          Notional             Fair
                             Amount             Value          Amount              Value
                           ---------------------------------------------------------------
Foreign Currency:
   Forwards                $  150.9             $ 4.0          $ 76.8            $  1.5
   Options                     94.1               (.7)          323.1               6.5
                           ---------------------------------------------------------------
                              245.0               3.3           399.9               8.0
                           ---------------------------------------------------------------
Interest Rate:
   Swaps                      562.8               6.5           425.2             (53.4)
                           ---------------------------------------------------------------
Commodity Price:
   Swaps                       92.4               4.5            14.1               (.3)
   Futures                     40.1              (3.0)           46.1              (3.6)
   Options                    559.6              64.5            94.4               2.0
                           ---------------------------------------------------------------
                              692.1              66.0           154.6              (1.9)
                           ---------------------------------------------------------------
Total of outstanding
derivatives                $1,499.9             $75.8          $979.7            $(47.3)
                           ===============================================================
------------------------------------------------------------------------------------------

   The interest rate swap and currency exchange agreements related to the dual-currency notes described in Note 4 are included as interest rate swaps in the preceding table. These agreements are integral parts of dual-currency note structures which provide the company with floating-rate financing at below-market rates.
   The company has "long" exposure to the British pound sterling, Irish punt, Mexican peso and Canadian dollar. The company's exposures to other currencies are essentially "short," primarily for German mark-denominated purchases of hops. Long exposure indicates the company has foreign currency in excess of its needs, while a short exposure indicates the company requires additional foreign currency to meet its needs. For commodity derivatives, as a net user of raw materials, the company's underlying price exposure is short, indicating additional quantities must be obtained to meet anticipated production requirements.

CONCENTRATION OF CREDIT RISK

   The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

   Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, commercial paper and long-term debt. The fair value of long-term debt, based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $4.5 billion and $5.0 billion at December 31, 1999 and 1998, respectively.

NEW DERIVATIVES AND HEDGING ACCOUNTING STANDARD

   In June 1998, FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. FAS 133 requires all derivative financial instruments to be reported on an entity's balance sheet at fair value, with changes in fair value recognized in either earnings or equity, depending on the nature of the underlying exposure being hedged. The Standard is required to be adopted no later than January 1, 2001.
   Adoption of FAS 133 requires a one-time recognition on the balance sheet of the fair value of the company's derivatives portfolio plus a cumulative effect adjustment to earnings and/or equity. The company does not anticipate a material earnings impact from the initial adoption of FAS 133. The company plans no substantive changes to its risk management strategy as a result of adopting the new Standard, and will revise its derivatives-related documentation and policies as necessary on adoption. The company plans to adopt FAS 133 on January 1, 2001.


                           ANHEUSER-BUSCH COMPANIES  1999 Annual Report  47
                                                                         --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. DEBT

   Debt at December 31, consisted of the following (in millions):


                                                1999              1998
Long-term debt:
Commercial paper (weighted average
   interest rates of 5.1% in 1999
   and 5.5% in 1998)                          $1,000.0          $  615.2
Medium-term Notes Due 2000 to 2001
   (interest rates from 5.1% to 8.0%)             32.5              47.5
8.5% Sinking Fund Debentures
   Maturing 1999 to 2017                            --              23.0
8.75% Notes Due 1999                                --             250.0
5.1% Japanese yen/Australian
   dollar Notes Due 1999                            --             262.4
4.1% Japanese yen/U.S.
   dollar Notes Due 2001                         162.8             162.8
6.9% Notes Due 2002                              200.0             200.0
6.75% Notes Due 2003                             200.0             200.0
6.75% Notes Due 2005                             200.0             200.0
7% Notes Due 2005                                100.0             100.0
6.75% Notes Due 2006                             250.0             250.0
7.1% Notes Due 2007                              250.0             250.0
5.125% Notes Due 2008                            100.0             100.0
5.375% Notes Due 2008                            100.0             100.0
5.65% Notes Due 2008                             100.0             100.0
9% Debentures Due 2009                           350.0             350.0
5.75% Notes Due 2010                             150.0                --
5.75% Notes Due 2011                             150.0                --
7.25% Debentures Due 2015                        150.0             150.0
7.125% Notes Due 2017                            250.0             250.0
7.375% Debentures Due 2023                       200.0             200.0
7% Debentures Due 2025                           200.0             200.0
6.75% Debentures Due 2027                        100.0             100.0
6.5% Debentures Due 2028                         100.0             100.0
Industrial Revenue Bonds
  (interest rates from 5.6% to 7.4%)             248.3             212.2
8.25% ESOP Debt Guarantee                        210.5             247.2
Other long-term debt                              76.5              48.3
                                            ------------------------------
      Total long-term debt                     4,880.6           4,718.6
Short-term debt:
Commercial paper (year-end
   interest rate of 6.0%)                        242.3                --
                                            ------------------------------
      Total debt                              $5,122.9          $4,718.6
                                            ==============================
--------------------------------------------------------------------------

   The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $690 million in registered debt available for issuance.
   Gains/losses on debt redemptions (either individually or in the aggregate) are not material for any year presented.
   The company's 4.1% Japanese yen/U.S. dollar notes are hedged by an interest rate swap and currency exchange structure that effectively transfers all currency exchange risk to the counterparty over the life of the debt.
   In October 1999, the company entered into a dual interest rate swap structure which lowered the effective interest rate on the $200 million 6.9% Notes Due 2002, to 6.44% over the remaining term.
   The company has in place a single, committed revolving credit agreement totaling $1 billion, expiring in August 2001, which supports the company's commercial paper program. At December 31, 1999 and 1998, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $600,000 for 1999, 1998 and 1997.
   Commercial paper borrowings classified as long-term are supported on a long-term basis by the $1 billion revolving credit agreement. The company may also choose to refinance some or all of its commercial paper debt with long-term notes or debentures. Commercial paper borrowings in excess of $1 billion are classified as short-term.
   The aggregate maturities on long-term debt are $75 million, $180 million, $200 million, $200 million and zero, respectively, for each of the years ending December 31, 2000 through 2004. These maturities do not include future maturities of the ESOP debt guarantee or commercial paper.

5. STOCK OPTION PLANS

   Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at no less than 100% of the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 1999, 1998 and 1997, a total of 40 million, 44 million and 27 million shares, respectively, were reserved for future issuance under the plans. Certain of the plans also provide for the granting of stock appreciation rights (SARs) in tandem with, or in lieu of, stock options. When SARs and options are issued in tandem, the exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. There were 2,000 SARs outstanding at December 31, 1999 and none outstanding at December 31, 1998.


48  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

   Presented below is a summary of stock option plans activity for the years shown:


                            Options          Wtd. Avg.       Options            Wtd. Avg.
                          Outstanding     Exercise Price   Exercisable       Exercise Price
---------------------------------------------------------------------------------------------
BALANCE,
DEC. 31, 1996             24,320,664         $28.55         15,230,871           $24.67
   Granted                 5,558,073          43.37
   Exercised             (3,971,384)          22.48
   Cancelled               (185,377)          35.11
                       -------------
BALANCE,
DEC. 31, 1997             25,721,976         $32.64         15,908,186           $27.69
   Granted                 5,043,905          59.82
   Exercised             (4,084,369)          24.70
   Cancelled               (139,691)          40.81

BALANCE,
DEC. 31, 1998             26,541,821         $38.98         16,712,205           $31.79
   Granted                 5,295,646          75.76
   Exercised             (3,508,208)          27.11
   Cancelled                (43,984)          53.20

BALANCE,
DEC. 31, 1999             28,285,275         $47.32         18,083,477           $37.39
---------------------------------------------------------------------------------------------

   The following table provides additional information for options outstanding and exercisable at December 31, 1999:

                                  OPTIONS OUTSTANDING
------------------------------------------------------------------------------
     Range of                               Wtd. Avg.            Wtd. Avg.
      Prices            Number           Remaining Life       Exercise Price
      ------            ------           --------------       --------------
      $20-29           4,749,947              4 YRS               $25.72
       30-39           4,390,445              6 YRS                32.35
       40-49           8,869,516              7 YRS                42.29
       50-59           4,981,101              9 YRS                59.85
       60-77           5,294,266             10 YRS                75.76
                       ---------
      $20-77          28,285,275              7 YRS               $47.32
------------------------------------------------------------------------------
                               OPTIONS EXERCISABLE
------------------------------------------------------------------------------

     Range of                                             Wtd. Avg.
      Prices                   Number                   Exercise Price
      ------                   ------                   --------------
      $20-29                  4,749,947                     $25.72
       30-39                  4,390,445                      32.35
       40-49                  7,077,526                      42.01
       50-59                  1,682,824                      59.85
       60-77                    182,735                      75.76
                                -------
      $20-77                 18,083,477                     $37.39
------------------------------------------------------------------------------

   The company's stock option plans provide for acceleration of exercisability of the options upon the occurrence of certain events relating to a change in control, merger, sale of assets or liquidation of the company (Acceleration Events). Certain of the plans also provide that optionees may be granted Limited Stock Appreciation Rights (LSARs). LSARs become exercisable, in lieu of an option, upon the occurrence, at least six months following the date of grant, of an Acceleration Event. The LSARs entitle the holder to a cash payment per share equivalent to the excess of the share value (as defined under terms of the LSAR) over the grant price. As of December 31, 1999 and 1998, there were zero and .1 million, respectively, of LSARs outstanding.

PRO FORMA FAIR VALUE DISCLOSURES

   Had compensation expense for the company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the company's income from continuing operations and earnings per share for the three years ended December 31, would have been impacted as shown in the following table (in millions, except per share).

                                     1999             1998             1997
Reported income
from continuing operations         $1,402.2         $1,233.3        $1,179.2

Pro forma income from
continuing operations               1,373.3          1,209.3         1,165.0

Reported diluted earnings
per share                              2.94             2.53            2.36

Pro forma diluted earnings
per share                              2.88             2.48            2.33
-------------------------------------------------------------------------------

 The fair value of options granted, which is hypothetically amortized to expense over the option vesting period in determining the pro forma impact, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                      1999             1998             1997
Expected life of option              5 YRS.           5 yrs.          5 yrs.

Risk-free interest rate                6.2%             4.7%            5.7%

Expected volatility of
Anheuser-Busch stock                    18%              16%             15%

Expected dividend yield
on Anheuser-Busch stock                1.6%             1.7%            2.3%
-------------------------------------------------------------------------------

   The weighted average fair value of options granted during 1999, 1998 and 1997 determined using the Black-Scholes model is as follows:

                                      1999             1998             1997
Fair value of each
option granted                       $18.76           $11.72           $8.37

Total number of options
granted (in millions)                   5.3              5.0             5.6
                                     ------------------------------------------

Total fair value of all options
granted (in millions)                $ 99.4           $ 58.6           $46.9
                                     ==========================================
-------------------------------------------------------------------------------

   For FAS 123 disclosure purposes, the weighted average fair value of stock options granted is required to be based on a theoretical option pricing model. In actuality, because the company's stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price would benefit all stockholders commensurately.


                            ANHEUSER-BUSCH COMPANIES  1999 Annual Report  49
                                                                          --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. EMPLOYEE STOCK OWNERSHIP PLANS

   In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans. Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 22.7 million shares of common stock from the company at market price. The debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional .2 million shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of the 22.9 million total shares purchased, 16.8 million shares have been allocated to plan participants.
   ESOP cash contributions and expense accrued during the calendar year are determined by several factors, including the market price, number of shares allocated to participants, debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.
   ESOP expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the debt. Total ESOP expense for the three years ended December 31, is presented below (in millions):

                                            1999         1998         1997
Operating expense                           $1.7        $ 7.4         $ 8.6
Interest expense                              .9          4.5           6.7
                                           ----------------------------------
   Total ESOP expense                       $2.6        $11.9         $15.3
                                           ==================================
-----------------------------------------------------------------------------

   ESOP cash contributions are made in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31, is presented below (in millions):

                                            1999         1998         1997
Cash contributions                          $2.5        $14.2         $15.2
                                           ==================================
Dividends                                   $7.8        $ 8.9         $ 9.9
                                           ==================================
-----------------------------------------------------------------------------

7. PREFERRED AND COMMON STOCK

COMMON STOCK ACTIVITY

   Activity for the company's common stock for the three years ended December 31, is summarized below (in millions of shares):

                                           1999         1998          1997
COMMON STOCK
Beginning common stock                    712.7        709.3         705.8
Shares issued under
   stock plans                              3.4          3.4           3.5
                                        ------------------------------------
   Common stock                           716.1        712.7         709.3
                                        ------------------------------------
TREASURY STOCK
Beginning treasury stock                 (236.1)      (222.2)       (208.4)
Treasury stock acquired                   (18.9)       (13.9)        (13.8)
                                        ------------------------------------
   Cumulative treasury stock             (255.0)      (236.1)       (222.2)
                                        ------------------------------------
NET COMMON STOCK
OUTSTANDING                               461.1        476.6         487.1
                                        ====================================
----------------------------------------------------------------------------

PREFERRED STOCK

   At December 31, 1999 and 1998, 40,000,000 shares of $1.00 par value preferred stock were authorized and unissued.

STOCK REPURCHASE PROGRAMS

   The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At December 31, 1999, approximately 6 million shares were available for repurchase under a 1996 repurchase authorization.The company's current resolution was approved by the Board in February 2000 and authorized the repurchase of 50 million shares.
   The company acquired 18.9 million, 13.9 million and 13.8 million shares of common stock in 1999, 1998 and 1997 for $1,349.2 million, $688.8 million and $587.1 million, respectively.

STOCKHOLDER RIGHTS PLAN

   The Board of Directors adopted a Stockholder Rights Plan in 1985, which was extended in 1994, that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.


50  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

8. RETIREMENT BENEFITS

PENSION PLANS

   The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31, is presented below (in millions):

                                        1999           1998           1997
Single-employer
defined benefit plans                   $21.1          $ 3.3          $12.0

Multi-employer plans                     15.7           14.4           13.2

Defined contribution plans               18.3           18.2           15.9
                                       --------------------------------------
Total pension expense                   $55.1          $35.9          $41.1
                                       ======================================
-----------------------------------------------------------------------------

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

                                      1999           1998           1997
Service cost (benefits earned
during the year)                     $  63.2        $  53.4        $  51.5

Interest cost on projected
benefit obligation                     116.7          106.4          100.7

Assumed return on plan assets         (169.2)        (156.8)        (141.0)

Amortization of prior service cost,
   actuarial gains/losses and the
   excess of market value of plan
   assets over projected benefit
   obligation at January 1, 1986        10.4             .3             .8
                                    ----------------------------------------
   Net annual pension expense        $  21.1        $   3.3        $  12.0
                                    ========================================
----------------------------------------------------------------------------

   The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans were as follows for the three years ended December 31:

                                        1999           1998           1997
Discount rate                            7.0%           7.5%          7.75%

Long-term rate of
return on plan assets                   10.0%          10.0%          10.0%

Weighted average rate
of compensation increase                4.75%          4.75%           5.5%
-----------------------------------------------------------------------------

   The following table provides a reconciliation of the funded status of single-employer defined benefit plans to prepaid pension cost for the two years ended December 31, (in millions):

                                                1999                 1998
Funded status - plan assets in excess of
   projected benefit obligation (PBO)          $320.4               $120.2
Unamortized excess of market value of
   plan assets over PBO at January 1, 1986,
   being amortized over 15 years                (12.7)               (23.0)
Unrecognized net actuarial (gain)              (258.8)               (61.8)
Unamortized prior service cost                  155.8                167.9
                                              ------------------------------
Prepaid pension cost                           $204.7               $203.3
                                              ==============================
----------------------------------------------------------------------------

   The assumptions used in determining the funded status of the plans as of December 31, were as follows:

                                                 1999                 1998
Discount rate                                     7.5%                 7.0%

Weighted average rate of
compensation increase                            4.75%                4.75%
-----------------------------------------------------------------------------

   The following tables summarize the changes in the projected benefit obligation and the fair market value of plan assets (consisting primarily of corporate equity securities and publicly traded bonds) for all company single-employer defined benefit pension plans for the two years ended December 31, (in millions).

                                               1999                 1998
Projected benefit obligation,
   beginning of year                         $1,704.0             $1,428.4
Service cost                                     63.2                 53.4
Interest cost                                   116.7                106.4
Plan amendments                                   7.2                111.9
Actuarial (gain)/loss                           (36.0)                92.0
Benefits paid                                  (109.0)               (88.1)
                                            ---------------------------------
   Projected benefit obligation,
      end of year                            $1,746.1             $1,704.0
                                            =================================
-----------------------------------------------------------------------------

                                               1999                 1998
Fair market value of plan assets,
   beginning of year                         $1,824.2             $1,821.4
Actual return on plan assets                    328.5                 68.7
Employer contributions                           22.8                 22.2
Benefits paid                                  (109.0)               (88.1)
                                            ---------------------------------
   Fair market value of plan assets,
      end of year                            $2,066.5             $1,824.2
                                            =================================
-----------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES  1999 Annual Report 51
                                                                          --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POSTRETIREMENT HEALTH CARE AND INSURANCE BENEFITS

   The company provides certain health care and life insurance benefits to eligible retired employees. Generally, participants must accrue 10 years of continuous service after reaching age 45 to become eligible for retiree health care benefits.
   The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all company single-employer defined benefit health care and life insurance plans at December 31, (in millions). Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.

                                                 1999              1998
Accumulated postretirement
benefit obligation (APBO)                       $369.9            $348.1

Unrecognized prior service benefits               76.3              87.9

Unrecognized net actuarial gains                  79.2              98.7
                                              ----------------------------
   Total postretirement benefit liability       $525.4            $534.7
                                              ============================
--------------------------------------------------------------------------

   As of December 31, 1999 and 1998, $19.0 million and $18.9 million of these obligations were classified as current liabilities and $506.4 million and $515.8 million were classified as long-term liabilities, respectively.
   Net periodic postretirement benefits expense for company single-employer defined benefit health care and life insurance plans was comprised of the following for the three years ended December 31, (in millions):

                                        1999           1998            1997
Service cost (benefits earned
during the year)                      $ 16.8         $ 13.6          $ 12.0

Interest cost on APBO                   24.0           23.3            23.2

Amortization of prior
service benefit                        (11.6)         (11.7)          (11.7)

Amortization of actuarial (gains)      (13.0)          (8.9)          (10.1)
                                    ------------------------------------------
   Net periodic postretirement
   benefits expense                   $ 16.2         $ 16.3          $ 13.4
                                    ==========================================
------------------------------------------------------------------------------

   The following table summarizes the change in the APBO for the two years ended December 31, (in millions):

                                 1999                1998
APBO, beginning of year         $348.1              $318.4
Service cost                      16.8                13.6
Interest cost                     24.0                23.3
Actuarial loss                     6.5                11.8
Benefits paid                    (25.5)              (19.0)
                              -------------------------------
   APBO, end of year            $369.9              $348.1
                              ===============================
-------------------------------------------------------------

   In measuring the APBO, annual trend rates for health care costs of 9.6%, 8.7% and 8.3% were assumed for 1999, 1998 and 1997, respectively. These rates were assumed to decline ratably over the subsequent 9-12 years to 5.4% for 1999, 5.95 % for 1998, and 5.3% for 1997, and remain at that level thereafter. The weighted average discount rate used in determining the APBO was 8.0% and 7.5% at December 31, 1999 and 1998, respectively.
   If the assumed health care cost trend rate changed by 1%, the APBO as of December 31, 1999 would change by 13%. A 1% change in the health care cost trend rate would result in a corresponding change of 14% in net periodic postretirement benefits expense.

9. EARNINGS PER SHARE OF COMMON STOCK

   Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the weighted average number of shares of common stock plus common stock equivalents outstanding during the year.
   A reconciliation of weighted average shares outstanding between basic and diluted earnings per share for the three years ended December 31, follows (in millions of shares). There were no adjustments to income available to common shareholders for any year shown.

                                           1999        1998           1997
Basic weighted average
shares outstanding                         469.5       482.1          492.6

Stock option shares                          7.3         5.4            7.1
                                         ------------------------------------
   Diluted weighted average
   shares outstanding                      476.8       487.5          499.7
                                         ====================================
-----------------------------------------------------------------------------

52  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

10. INCOME TAXES

   The provision for income taxes consists of the following for the three years ended December 31, (in millions):

                                           1999        1998           1997
Current tax provision:
   Federal                                $615.9      $564.3         $510.9
   State                                   106.3        93.3           85.8
   Foreign                                    .4        12.2           15.5
                                        -------------------------------------
                                           722.6       669.8          612.2
                                        -------------------------------------
Deferred tax provision:
   Federal                                  32.3        31.6           78.2
   State                                     4.7         2.9           13.8
   Foreign                                   3.3          --            (.6)
                                        -------------------------------------
                                            40.3        34.5           91.4
                                        -------------------------------------
      Total tax provision                 $762.9      $704.3         $703.6
                                        =====================================
-----------------------------------------------------------------------------

   The deferred tax provision results from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences are related to fixed assets (tax effect of $13.8 million in 1999, $51.5 million in 1998 and $67.8 million in 1997).
   At December 31, 1999 and 1998, the company had deferred tax liabilities of $1,903.5 million and $1,841.3 million, and deferred tax assets of $558.8 million and $537.7 million, respectively. Deferred tax liabilities are primarily related to fixed assets of $1,614.9 million and $1,601.1 million, respectively. Deferred tax assets are related to accrued postretirement benefits ($198.5 million and $202.1 million, respectively) and other accruals and temporary differences ($300.4 million and $335.6 million, respectively) which are not deductible for tax purposes until paid or utilized.
   A reconciliation between the U.S. federal statutory tax rate and the effective tax rate for the three years ended December 31, is presented below:

                                           1999        1998        1997
Federal statutory tax rate                 35.0%       35.0%       35.0%
State taxes, net of federal benefit         3.6         3.4         3.5
Impact of foreign operations                 .2          .1          .1
Other items                                 (.8)        (.5)        (.2)
                                         ---------------------------------
   Effective tax rate                      38.0%       38.0%       38.4%
                                         =================================
--------------------------------------------------------------------------

11. SUPPLEMENTAL INFORMATION

   Accounts payable include $124.0 million and $135.0 million, respectively, of outstanding checks at December 31, 1999 and 1998.
   Supplemental cash flow information for the three years ended December 31, is presented below (in millions):


                                         1999          1998          1997
CASH PAID DURING THE YEAR:

Interest, net of
interest capitalized                   $  286.9      $  263.3      $  205.1

Income taxes                              706.2         644.3         609.5
Excise taxes                            2,016.6       1,966.6       1,760.6

CHANGES IN WORKING CAPITAL:

(Increase)/decrease in
noncash current assets:
   Accounts receivable                 $  (18.9)     $  103.3      $  (80.7)

   Inventories                             (0.4)        (73.2)        (19.1)

   Other current assets                   (13.6)         (9.1)         35.4

Increase/(decrease) in
current liabilities:
   Accounts payable                        26.9         113.9          65.0

   Accrued salaries, wages
   and benefits                             6.7          32.0          (3.3)

   Accrued taxes                          (29.4)          9.7         (49.1)

   Other current liabilities               10.4          74.0          57.2
                                     -----------------------------------------
Net (increase)/decrease
in working capital                     $  (18.3)     $  250.6      $    5.4
                                     =========================================
------------------------------------------------------------------------------

   The components of plant and equipment, net, at December 31, are summarized below (in millions):

                                             1999                    1998
   Land                                   $   260.8               $   250.9
   Buildings                                3,684.7                 3,569.9
   Machinery and equipment                  9,921.8                 9,570.4
   Construction in progress                   512.3                   446.5
                                        --------------------------------------
                                           14,379.6                13,837.7
Accumulated depreciation                   (6,415.0)               (5,988.7)
                                        --------------------------------------
      Total plant and equipment, net      $ 7,964.6               $ 7,849.0
                                        ======================================
------------------------------------------------------------------------------

   The components of other assets at December 31, are summarized below (in millions):

                                           1999                    1998
   Investment properties                $  119.0                $  116.4
   Goodwill                                425.0                   442.2
   Deferred charges                        518.7                   555.7
                                      ------------------------------------
      Total other assets                $1,062.7                $1,114.3
                                      ====================================
--------------------------------------------------------------------------

                              ANHEUSER-BUSCH COMPANIES  1999 Annual Report 53
                                                                           --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Summarized below is selected legal entity financial information for Anheuser-Busch, Inc., a wholly-owned subsidiary of Anheuser-Busch Companies, as of and for the years ended December 31, (in millions). This information is provided to satisfy certain Securities and Exchange Commission reporting requirements necessitated by Anheuser-Busch, Inc. being co-obligor on substantially all Anheuser-Busch Companies debt.

                                       1999          1998            1997
Income Statement Information:
   Net sales                         $8,939.9      $ 8,408.0      $ 8,116.3
   Gross profit                       3,589.9        3,197.1        3,141.2
   Net income <F1>                    1,078.2          969.7          906.8
Balance Sheet Information:
   Current assets                    $  649.9      $   581.4      $   623.9
   Noncurrent assets <F2>             6,494.1       17,086.7       15,619.0
   Current liabilities                  836.1          733.9          677.7
   Noncurrent liabilities <F1>        5,694.1        4,998.6        4,599.4
-----------------------------------------------------------------------------

<F1>  All guaranteed debt for which Anheuser-Busch, Inc. is co-obligor is included as an element of noncurrent liabilities, with related interest expense included in the determination of net income.
<F2>  The reduction in noncurrent assets in 1999 is due to an intercompany dividend from Anheuser-Busch, Inc. to Anheuser-Busch Companies.

12. COMMITMENTS AND CONTINGENCIES

   The company had commitments for capital expenditures of approximately $148 million at December 31, 1999. Obligations under capital and operating leases are not material.
   The company and certain of its subsidiaries are involved in certain claims and legal proceedings in which monetary damages and other relief are sought. The company is vigorously contesting these claims. However, resolution of these claims is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of all existing claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations, or liquidity.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                        Net           Gross           Net          Diluted Earnings
                       Sales          Profit         Income           per Share
-----------------------------------------------------------------------------------
YEAR ENDED
DEC. 31, 1999
1st Quarter          $ 2,685.2       $  973.1       $  319.1           $ .66
2nd Quarter            3,080.7        1,216.2          431.0             .90
3rd Quarter            3,222.3        1,316.8          461.5             .97
4th Quarter            2,715.5          943.2          190.6             .41
                   ----------------------------------------------------------------
Annual               $11,703.7       $4,449.3       $1,402.2           $2.94
                   ================================================================
-----------------------------------------------------------------------------------

YEAR ENDED
DEC. 31, 1998
1st Quarter          $ 2,507.5       $  868.7       $  265.2           $ .54
2nd Quarter            3,006.3        1,142.9          391.2             .80
3rd Quarter            3,122.0        1,226.4          408.3             .84
4th Quarter            2,610.0          845.3          168.6             .35
                   ----------------------------------------------------------------
Annual               $11,245.8       $4,083.3       $1,233.3           $2.53
                   ================================================================
-----------------------------------------------------------------------------------

14. BUSINESS SEGMENTS

   The company categorizes its operations into five business segments:
Domestic Beer, International Beer, Packaging, Entertainment and Other.
   The Domestic Beer segment consists of the company's U.S. beer production, marketing, distribution and raw materials acquisition.
   The International Beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland, China and Japan.
   The Packaging segment is comprised of the company's aluminum beverage can manufacturing, aluminum can recycling and label printing operations. Cans are produced for both the company's domestic beer operations and U.S. soft drink industry customers.
   The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations.
   The Other segment is comprised of the company's real estate development, transportation and communications businesses.
   Summarized on the following page is the company's business segment information for 1999, 1998 and 1997 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. Corporate expenses, including net interest expense, are not allocated to operating segments.


54  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

------------------------------------------------------------------------------------------------------------------------
                                      Domestic      Int'l                                       Corp. &
1999                                    Beer        Beer         Pkg.      Enter.     Other    Elims <F1>    Consol.
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
    Gross sales                      $10,966.8      763.3      1,941.9      750.5     120.2     (819.4)     $13,723.3
    Net sales - external             $ 9,088.2      622.3      1,151.2      750.5      91.5         --      $11,703.7
    Net sales - intersegment         $      --         --        790.7         --      28.7     (819.4)     $      --
    Depreciation & amortization      $   535.5       20.2         94.6       89.7       6.1       30.9      $   777.0
    Income before income taxes       $ 2,250.7      (19.9)       149.3      111.3      12.2     (496.0)     $ 2,007.6
    Equity income, net of tax        $      --      157.5           --         --        --         --      $   157.5
    Net income                       $ 1,395.4      145.2         92.6       69.0       7.6     (307.6)     $ 1,402.2

BALANCE SHEET INFORMATION:
    Total assets                     $ 7,183.9    2,439.6        843.6    1,360.4     197.0      615.9      $12,640.4
    Equity method investments        $      --    1,787.9           --         --        --         --      $ 1,787.9
    Foreign-located fixed assets     $      --      221.4           --         --        --         --      $   221.4
    Capital expenditures             $   563.2       45.3         49.7      162.6      13.5       31.0      $   865.3

------------------------------------------------------------------------------------------------------------------------
                                      Domestic      Int'l                                       Corp. &
1998                                    Beer        Beer         Pkg.      Enter.     Other    Elims <F1>    Consol.
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
    Gross sales                      $10,391.6      809.1      1,842.0      760.8     147.0     (742.6)     $13,207.9
    Net sales - external             $ 8,569.9      668.7      1,127.4      760.8     119.0         --      $11,245.8
    Net sales - intersegment         $      --         --        714.6         --      28.0     (742.6)     $      --
    Depreciation & amortization      $   498.9       14.6        102.6       90.3       6.1       25.9      $   738.4
    Income before income taxes       $ 2,018.0       10.1        148.2      116.6       9.9     (450.2)     $ 1,852.6
    Equity income, net of tax        $      --       85.0           --         --        --         --      $    85.0
    Net income                       $ 1,251.2       91.3         91.9       72.3       6.1     (279.5)     $ 1,233.3

BALANCE SHEET INFORMATION:
    Total assets                     $ 7,078.5    2,340.9        874.1    1,283.1     211.0      696.7      $12,484.3
    Equity method investments        $      --    1,662.6           --         --        --         --      $ 1,662.6
    Foreign-located fixed assets     $      --      202.1           --         --        --         --      $   202.1
    Capital expenditures             $   514.1       82.9         81.4       97.2       9.9       32.0      $   817.5

------------------------------------------------------------------------------------------------------------------------
                                      Domestic      Int'l                                       Corp. &
1997                                    Beer        Beer         Pkg.      Enter.     Other    Elims <F1>    Consol.
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
    Gross sales                      $10,023.9      784.8      1,867.2      756.2     151.7     (751.4)     $12,832.4
    Net sales - external             $ 8,257.7      784.8      1,150.8      756.2     116.7         --      $11,066.2
    Net sales - intersegment         $      --         --        716.4         --      35.0     (751.4)     $      --
    Depreciation & amortization      $   459.8        7.7        100.5       83.5       6.3       25.9      $   683.7
    Income before income taxes       $ 1,984.8       18.2        115.0      115.3       8.8     (409.6)     $ 1,832.5
    Equity income, net of tax        $      --       50.3           --         --        --         --      $    50.3
    Income from
      continuing operations          $ 1,230.6       61.6         71.3       71.5       5.5     (261.3)     $ 1,179.2

BALANCE SHEET INFORMATION:
    Total assets                     $ 7,121.1    1,636.9        863.9    1,291.7     220.1      593.4      $11,727.1
    Equity method investments        $      --    1,045.6           --         --        --         --      $ 1,045.6
    Foreign-located fixed assets     $      --      128.7           --         --        --         --      $   128.7
    Capital expenditures             $   888.5       36.8         98.1      140.1      15.0       20.8      $ 1,199.3
------------------------------------------------------------------------------------------------------------------------

<FNote 1:>  Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales.

                               ANHEUSER-BUSCH COMPANIES  1999 Annual Report  55
                                                                             --

FINANCIAL SUMMARY -- OPERATIONS
Anheuser-Busch Companies and Subsidiaries


(In millions, except per share data)                                       1999           1998           1997
Consolidated Summary of Operations:
Barrels of A-B beer brands sold worldwide                                   102.9           99.8           96.6
                                                                      =================================================
Gross sales                                                             $13,723.3      $13,207.9      $12,832.4
    Excise taxes                                                         (2,019.6)      (1,962.1)      (1,766.2)
                                                                      -------------------------------------------------
Net sales                                                                11,703.7       11,245.8       11,066.2
    Cost of products and services                                        (7,254.4)      (7,162.5)      (7,096.9)
                                                                      -------------------------------------------------
Gross profit                                                              4,449.3        4,083.3        3,969.3
    Marketing, distribution and administrative expenses                  (2,147.0)      (1,958.0)      (1,916.3)
    Gain on sale of St. Louis Cardinals                                        --             --             --
    Shutdown of Tampa brewery                                                  --             --             --
    Restructuring charge                                                       --             --             --
                                                                      -------------------------------------------------
Operating income                                                          2,302.3        2,125.3        2,053.0
    Interest expense                                                       (307.8)        (291.5)        (261.2)
    Interest capitalized                                                     18.2           26.0           42.1
    Interest income                                                           4.3            5.8            7.9
    Other income/(expense), net                                              (9.4)         (13.0)          (9.3)
                                                                      -------------------------------------------------
Income before income taxes                                                2,007.6        1,852.6        1,832.5
    Provision for income taxes (current and deferred)                      (762.9)        (704.3)        (703.6)
    Revaluation of deferred tax liability under FAS 109                        --             --             --
    Equity income, net of tax                                               157.5           85.0           50.3
                                                                      -------------------------------------------------
Income from continuing operations                                         1,402.2        1,233.3        1,179.2
Income/(loss) from discontinued operations                                     --             --             --
                                                                      -------------------------------------------------
Income before accounting changes                                          1,402.2        1,233.3        1,179.2
Cumulative effect of accounting changes                                        --             --          (10.0) <F1>
                                                                      -------------------------------------------------
    Net income                                                          $ 1,402.2      $ 1,233.3      $ 1,169.2
                                                                      =================================================
Basic Earnings Per Share:
Income from continuing operations                                       $    2.99      $    2.56      $    2.39
Income/(loss) from discontinued operations                                     --             --             --
                                                                      -------------------------------------------------
Income before accounting changes                                             2.99           2.56           2.39
Cumulative effect of accounting changes                                        --             --           (.02) <F1>
                                                                      -------------------------------------------------
    Net income                                                          $    2.99      $    2.56      $    2.37
                                                                      =================================================
Diluted Earnings Per Share:
Income from continuing operations                                       $    2.94      $    2.53      $    2.36
Income/(loss) from discontinued operations                                     --             --             --
                                                                      -------------------------------------------------
Income before accounting changes                                             2.94           2.53           2.36
Cumulative effect of accounting changes                                        --             --           (.02) <F1>
                                                                      -------------------------------------------------
    Net income                                                          $    2.94      $    2.53      $    2.34
                                                                      =================================================
Cash dividends paid on common stock                                     $   544.7      $   521.0      $   492.6
    Per share                                                                1.16           1.08           1.00
Weighted average number of common shares:
    Basic                                                                   469.5          482.1          492.6
    Diluted                                                                 476.8          487.5          499.7
-----------------------------------------------------------------------------------------------------------------------

All per share information and weighted average number of common shares data reflect the September 12, 1996 two-for-one stock split and the 1997 adoption of FAS 128, "Earnings per Share," as applicable. All financial information has been restated to recognize the 1995 divestiture of the Food Products segment.
All amounts include the acquisition of SeaWorld as of December 1, 1989.

<FNote 1:>  1997 change in accounting for deferred systems re-engineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.

56  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--

    1996             1995            1994           1993           1992           1991            1990          1989
       95.1            90.9             91.3          89.7            88.9           87.9           88.1         82.2
========================================================================================================================
  $12,621.5       $12,004.5        $11,705.0     $11,147.3       $11,008.6      $10,631.9       $9,716.1     $8,553.7
   (1,737.8)       (1,664.0)        (1,679.7)     (1,679.8)       (1,668.6)      (1,637.9)        (868.1)      (802.3)
------------------------------------------------------------------------------------------------------------------------
   10,883.7        10,340.5         10,025.3       9,467.5         9,340.0        8,994.0        8,848.0      7,751.4
   (6,964.6)       (6,791.0)        (6,492.1)     (6,167.6)       (6,051.8)      (5,953.5)      (5,963.4)    (5,226.5)
------------------------------------------------------------------------------------------------------------------------
    3,919.1         3,549.5          3,533.2       3,299.9         3,288.2        3,040.5        2,884.6      2,524.9
   (1,890.0)       (1,756.6)        (1,679.9)     (1,612.1)       (1,583.7)      (1,409.5)      (1,364.9)    (1,244.3)
       54.7              --               --            --              --             --             --           --
         --          (160.0)              --            --              --             --             --           --
         --              --               --        (401.3)             --             --             --           --
------------------------------------------------------------------------------------------------------------------------
    2,083.8 <F2>    1,632.9 <F3>     1,853.3       1,286.5 <F4>    1,704.5        1,631.0        1,519.7      1,280.6
     (232.8)         (225.9)          (219.3)       (205.1)         (194.6)        (234.0)        (277.2)      (172.9)
       35.5            24.3             21.8          35.2            46.9           45.6           52.5         49.8
        9.4             9.9              2.6           3.4             4.4            6.6            4.3          7.9
       (3.0)           20.5             17.6          21.0            (2.5)           1.3          (16.5)        17.7
------------------------------------------------------------------------------------------------------------------------
    1,892.9 <F2>    1,461.7 <F3>     1,676.0       1,141.0 <F4>    1,558.7        1,450.5        1,282.8      1,183.1
     (736.8)         (575.1)          (661.5)       (452.6)         (594.6)        (549.6)        (481.4)      (438.2)
         --              --               --         (31.2)             --             --             --           --
         --              --               --            --              --             --             --           --
------------------------------------------------------------------------------------------------------------------------
    1,156.1 <F2>      886.6 <F3>     1,014.5         657.2 <F4>      964.1          900.9          801.4        744.9
       33.8          (244.3)            17.6         (62.7)           30.1           38.9           41.0         22.3
------------------------------------------------------------------------------------------------------------------------
    1,189.9           642.3          1,032.1         594.5           994.2          939.8          842.4        767.2
         --              --               --            --           (76.7) <F1>       --             --           --
------------------------------------------------------------------------------------------------------------------------
  $ 1,189.9       $   642.3        $ 1,032.1     $   594.5       $   917.5      $   939.8       $  842.4     $  767.2
========================================================================================================================

  $    2.31       $    1.73        $    1.93     $    1.20       $    1.71      $    1.59       $   1.42     $   1.32
        .07            (.47)             .04          (.11)            .05            .06            .07          .04
------------------------------------------------------------------------------------------------------------------------
       2.38            1.26             1.97          1.09            1.76           1.65           1.49         1.36
         --              --               --            --            (.13) <F1>       --             --           --
------------------------------------------------------------------------------------------------------------------------
  $    2.38       $    1.26        $    1.97     $    1.09       $    1.63      $    1.65       $   1.49     $   1.36
========================================================================================================================

  $    2.27 <F2>  $    1.71 <F3>   $    1.90     $    1.20 <F4>  $    1.68      $    1.56       $   1.40      $  1.30
        .07            (.47)             .04          (.11)            .05            .06            .07          .04
------------------------------------------------------------------------------------------------------------------------
       2.34            1.24             1.94          1.09            1.73           1.62           1.47         1.34
         --              --               --            --            (.13) <F1>       --             --           --
------------------------------------------------------------------------------------------------------------------------
  $    2.34       $    1.24        $    1.94     $    1.09       $    1.60      $    1.62       $   1.47     $   1.34
========================================================================================================================
  $   458.9       $   429.5        $   398.8     $   370.0       $   338.3      $   301.1       $  265.0     $  226.2
        .92             .84              .76           .68             .60            .53            .47          .40

      499.1           510.9            524.6         544.3           563.7          568.0          563.7        565.5
      510.6           524.4            538.0         558.6           581.6          585.8          579.4        572.4
------------------------------------------------------------------------------------------------------------------------

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

                               ANHEUSER-BUSCH COMPANIES  1999 Annual Report  57
                                                                             --

FINANCIAL SUMMARY -- BALANCE SHEET AND OTHER INFORMATION
Anheuser-Busch Companies and Subsidiaries


(In millions, except per share and statistical data)                       1999               1998              1997
Balance Sheet Information:
    Working capital (deficit)                                           $  (386.6)         $   (89.9)        $    83.2
    Current ratio                                                             0.8                0.9               1.1
    Debt                                                                  5,122.9            4,718.6           4,365.6
    Shareholders equity                                                   3,921.5            4,216.0           4,041.8
    Return on shareholders equity                                            34.5%              29.9%             29.2% <F1>
    Debt to total capitalization ratio                                       56.6%              52.8%             51.9%
    Book value per share                                                     8.50               8.84              8.30
    Total assets                                                        $12,640.4           12,484.3          11,727.1

Other Information:
    Capital expenditures                                                $   865.3          $   817.5         $ 1,199.3
    Price/earnings ratio                                                     24.1               25.9              18.6 <F1>
    Market price range of common stock (high and low closing)      81-5/8-65-3/16     68-1/4-43-7/16     47-7/8-39-1/2
---------------------------------------------------------------------------------------------------------------------------------

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

58  1999 Annual Report  ANHEUSER-BUSCH COMPANIES
--


      1996              1995               1994        1993           1992              1991            1990             1989
$        34.9       $   268.6       $        57.0  $   (41.3)      $   247.8       $       107.9    $       (62.8)  $       (82.8)
          1.0             1.2                 1.0        1.0             1.2                 1.1              0.9             0.9
      3,270.9         3,270.1             3,066.4    3,019.7         2,630.3             2,627.9          3,115.8         3,268.9
      4,029.1         4,433.9             4,415.5    4,255.5         4,620.4             4,438.1          3,679.1         3,099.9
         30.0% <F2>      25.0% <F3>          29.9%      18.8% <F4>      27.6% <F1>          30.2%            34.0%           34.6%
         44.8%           47.1%               47.3%      47.3%           42.0%               43.9%            54.5%           60.7%
         8.10            7.22                6.64       6.31            6.51                5.90             4.60            3.74
     10,463.6        10,590.9            10,547.4   10,267.7         9,954.9             9,642.5          9,274.2         8,690.1

$     1,084.6       $   952.5       $       662.8  $   656.3       $   628.8       $       625.5    $       805.3   $       979.0
         17.6 <F2>       19.6 <F3>           13.1       22.6 <F4>       16.9 <F1>           18.9             14.6            14.4
42-7/8-32-1/2       34-25-3/8       27-5/8-23-1/2      30-22       30-1/4-26       30-3/4-19-3/4    22-1/2-17-1/8   22-7/8-15-1/4
-----------------------------------------------------------------------------------------------------------------------------------

<FNote 2:>  These ratios have been calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinal gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

<FNote 3:>  These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/ earnings ratio would have been 16.8.

<FNote 4:>  These ratios have been calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.

                               ANHEUSER-BUSCH COMPANIES  1999 Annual Report  59
                                                                             --