Form 10-K, Exhibit 13
period 2000-12-31
ANHEUSER BUSCH COMPANIES INC
filed 2001-03-29
CIK 310569

                             ANHEUSER[LOGO]BUSCH
                                             Companies

                             D E L I V E R I N G
                   ---------------------------------------
                      S H A R E H O L D E R  V A L U E


                                  [PHOTO]


                                  [PHOTO]


                                  [PHOTO]

                   ---------------------------------------
                      F I N A N C I A L  R E V I E W
                                  2 0 0 0


                 C O N T E N T S

Management's Discussion and Analysis
   of Operations and Financial Condition      26

Management's Responsibility for Financial
   Statements                                 39

Report of Independent Accountants             39

Consolidated Balance Sheet                    40

Consolidated Statement of Income              41

Consolidated Statement of Changes
   in Shareholders Equity                     42

Consolidated Statement of Cash Flows          43

Notes To Consolidated
   Financial Statements                       44

Financial Summary -- Operations               56

Financial Summary -- Balance Sheet
   and Other Information                      58


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  25

                             ANHEUSER[LOGO]BUSCH
                                             Companies


                                  [PHOTO]


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

    This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 2000. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this annual report.
    This discussion contains statements regarding the company's expectations concerning its operations, earnings and future outlook. These statements are forward-looking statements that involve significant risks and uncertainties, and accordingly, no assurances can be given that such expectations will be correct. These expectations are based upon many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in domestic demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in raw materials prices; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program. The company disclaims any obligation to update any of these forward-looking statements. If the company determines to update any forward-looking statement, it will do so publicly. No private statements by the company or its personnel should be interpreted as updating forward-looking statements.

OBJECTIVES

    Anheuser-Busch remains focused on three major objectives to enhance shareholder value:

* Increasing domestic per barrel profitability which, when combined with continued market share growth, will provide solid long-term earnings per share growth.

* Profitable expansion of international beer operations by making selected investments in leading brewers in key international beer growth markets and building the Budweiser brand worldwide. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and owns overseas breweries in China and the United Kingdom. The company has a significant equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, and recently purchased an equity position in Compania Cervecerias Unidas, the leading brewer in Chile.


26  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

* Continued support of profit and free cash flow growth in packaging and entertainment operations. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to approximately 21 million visitors annually.

COMPARISON OF OPERATING RESULTS

    The company distributed a two-for-one stock split on September 18, 2000. All share and per share information in this discussion has been restated to reflect the impact of the stock split.
    Comparisons of key operating results for the last three years are summarized in the following tables.

----------------------------------------------------------------------------------
COMPARISON OF OPERATING RESULTS ($ IN MILLIONS, EXCEPT PER SHARE)
----------------------------------------------------------------------------------

                                     2000           1999           2000 VS. 1999
Gross sales                        $14,297        $13,723          $574     4.2%
Net sales                          $12,262        $11,704          $558     4.8%
Operating income                    $2,495         $2,302          $193     8.4%
Equity income, net of tax             $200           $158           $42    27.0%
Net income                          $1,552         $1,402          $150    10.7%
Diluted earnings per share           $1.69          $1.47          $.22    15.0%
----------------------------------------------------------------------------------
                                     1999           1998           1999 VS. 1998
Gross sales                        $13,723        $13,208          $515     3.9%
Net sales                          $11,704        $11,246          $458     4.1%
Operating income                    $2,302         $2,125          $177     8.3%
Equity income, net of tax             $158            $85           $73    85.2%
Net income                          $1,402         $1,233          $169    13.7%
Diluted earnings per share           $1.47          $1.27          $.20    16.2%
----------------------------------------------------------------------------------
                                     1998         1997 (1)         1998 VS. 1997
Gross sales                        $13,208        $12,832          $376     2.9%
Net sales                          $11,246        $11,066          $180     1.6%
Operating income                    $2,125         $2,053           $72     3.5%
Equity income, net of tax              $85            $50           $35    68.7%
Net income                          $1,233         $1,179           $54     4.6%
Diluted earnings per share           $1.27          $1.18          $.09     7.2%
----------------------------------------------------------------------------------

(1) Net income and diluted earnings per share exclude the impact of the cumulative accounting adjustment for systems reengineering costs per EITF No. 97-13. Including this adjustment, net income for 1997 would have been $1,169 and diluted earnings per share would have been $1.17.

BEER VOLUME SALES

    Total worldwide beer sales volume results are summarized in the following table:

----------------------------------------------------------------------------------
WORLDWIDE BEER SALES VOLUME (MILLIONS OF BARRELS)
----------------------------------------------------------------------------------
                                           2000         1999           CHANGE
Domestic                                   98.3          95.7           2.7%
International                               7.3           7.2           1.3%
                                          --------------------------------------
   Worldwide A-B brands                   105.6         102.9           2.6%
International equity partner brands        15.7          15.1           3.9% (1)
                                          --------------------------------------
   Total brands                           121.3         118.0           2.8% (1)
                                          ======================================

(1) Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, Equity Partner volume increased 6.2%, and Total Brands volume increased 3.1%, for 2000 vs. 1999.

----------------------------------------------------------------------------------
                                           1999         1998            CHANGE
Domestic                                   95.7          92.7           3.2%
International                               7.2           7.1           1.2%
                                          --------------------------------------
   Worldwide A-B brands                   102.9          99.8           3.1%
International equity partner brands        15.1          11.2          34.7%
                                          --------------------------------------
   Total brands                           118.0         111.0           6.3%
                                          ======================================
----------------------------------------------------------------------------------
                                           1998         1997           CHANGE
Domestic                                   92.7          89.6           3.5%
International                               7.1           7.0           0.6%
                                          --------------------------------------
   Worldwide A-B brands                    99.8          96.6           3.3%
International equity partner brands        11.2           6.8          64.9%
                                          --------------------------------------
   Total brands                           111.0         103.4           7.3%
                                          ======================================
----------------------------------------------------------------------------------

    Worldwide beer volume is comprised of domestic and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company-owned breweries in China and the United Kingdom and under license and contract brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total volume combines worldwide Anheuser-Busch brand volume with the company's pro rata share of volume in international equity partner Grupo Modelo. Total brands also includes Anheuser-Busch's equity share of Antarctica beer volume through July 1999. The company sold its equity investment back to Antarctica in July 1999.


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

SALES -- 2000 VS. 1999

    Anheuser-Busch achieved record gross sales of $14.3 billion and record net sales of $12.3 billion in 2000. Gross sales increased vs. 1999 by $574 million, or 4.2%, and net sales increased $558 million, or 4.8%, compared to 1999. The primary factors responsible for these increases were increased domestic revenue per barrel and higher domestic beer sales volume, partially offset by lower international beer sales due primarily to the conversion of the company's 90% owned Japan joint venture into an exclusive licensing arrangement. The difference between gross and net sales in 2000 is beer excise taxes of $2.03 billion.
    Domestic revenue per barrel grew 2.5% for the year 2000 compared to 1999, reflecting the company's continuing focus on beer profit margin growth. The domestic beer industry environment continues to support price increases and additional discount reductions. In October 2000, the company successfully implemented the first stage of its planned revenue enhancement strategy for 2001 in markets representing 40% of its domestic volume. In February 2001, the company implemented its second stage of price increases and discount reductions on another 35% of the company's


[SALES* -- GRAPH]

[FN]
*  THE DIFFERENCE BETWEEN GROSS SALES AND NET SALES
   REPRESENTS BEER EXCISE TAXES.


domestic volume. These revenue initiatives have again been tailored to specific markets, brands and packages.
    Domestic beer sales-to-wholesalers increased 2.7% for the year 2000, to
98.3 million barrels. Domestic volume growth was led by the Bud Family, with Bud Light registering its ninth consecutive year of double-digit growth due to strong underlying retail demand. Domestic sales-to-retailers were up 2.5% for the year compared to 1999.
    Anheuser-Busch believes its success in 2000 provides a solid foundation for future growth, given the company's ability to capitalize on favorable domestic industry fundamentals and the continued strong earnings growth by the international beer segment. Profit margins were significantly enhanced and return on capital employed increased 100 basis points in 2000. The company remains confident in its ability to consistently achieve its long-term double-digit earnings per share growth objectives, with an earnings per share growth target of 12% for 2001.
    Worldwide Anheuser-Busch beer sales volume grew to 105.6 million barrels, up 2.6% for 2000 compared to 1999. Total volume was 121.3 million barrels, up 2.8% for the year. Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner volume increased 6.2% for the year, and total volume increased 3.1%.
    The company's reported domestic market share (excluding exports) for 2000 was 48.4%, an increase of 0.9 share points over 1999 market share of 47.5%. Including exports, the company's share of U.S. shipments was 48.3% vs. 47.4% for 1999. Domestic market share and share of U.S. shipments are determined based on industry sales estimates provided by the Beer Institute, which have not been adjusted for the impact of the wholesaler inventory reduction initiated by Miller in the fourth quarter. The company has led the U.S. brewing industry in sales volume and market share since 1957.
    International beer volume (excluding Modelo) grew 1.3% in 2000, due primarily to growth in Canada and China, partially offset by lower volume in the United Kingdom.

SALES -- 1999 VS. 1998

    Anheuser-Busch achieved gross sales of $13.7 billion and net sales of $11.7 billion in 1999. Gross sales increased over 1998 by $515 million, or 3.9% and net sales increased over 1998 by $458 million, or 4.1%. The sales increases are primarily due to higher domestic beer volume and higher revenue per barrel. The difference between gross and net sales for 1999 is beer excise taxes of $2.02 billion.
    Domestic revenue per barrel grew nearly 3% in 1999 compared to 1998, reflecting the company's focus on enhancing domestic beer profitability. In the fourth quarter 1999, the company implemented price increases in 72% of the country on selected brands and packages representing 43% of its volume.
    Domestic beer shipments to wholesalers grew to 95.7 million barrels in 1999, an increase of 3.0 million barrels or 3.2% over 1998. Each of the company's core brand families contributed to domestic volume growth. Bud Light recorded its eighth consecutive year of double-digit growth. Overall, wholesaler sales-to-retailers grew 3.3% for full year 1999.


28  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

    Worldwide Anheuser-Busch beer brands shipments grew to 102.9 million barrels for the year 1999, up 3.1% compared to 1998. This marked the first time in brewing industry history a company has sold over 100 million barrels of its beer in a single year. Total beer volume in 1999 was 118.0 million barrels, up 6.3% over 1998.
    The company's domestic market share (excluding exports) for 1999 was 47.5%, an increase of 0.7 share points over 1998 market share of 46.8%. Including exports, the company's share of U.S. Shipments was 47.4% for the year vs. 46.6% for 1998.
    International beer volume (excluding Modelo) was up 1.2% for the year 1999 compared to 1998, to 7.2 million barrels. The increase was due primarily to gains in the Americas, Ireland and Continental Europe, partially offset by weakness in Asia, principally in Japan, and lower sales in the United Kingdom.
    In August 1999, the company recalled twist-off bottles in several European countries as a quality assurance measure. The recall stemmed from problems with the bottle manufacturing process. There were no quality issues with the beer itself. The company incurred total pretax costs of approximately $6 million in 1999 for the bottle recall.
    In July 1999, Anheuser-Busch sold its equity interest in Antarctica back to Antarctica. There was no impact on earnings associated with the divestiture. In September 1999, Anheuser-Busch and Antarctica announced a joint decision not to apply to CADE, Brazil's antitrust commission, for continued production of Budweiser by Antarctica. Instead, the company entered into a distribution agreement with Expand Group in December 1999 for the exporting of Budweiser to Brazil beginning in January 2000. The pretax cost of discontinuing Budweiser production in Brazil was approximately $6 million.
    Effective January 1, 2000, the company converted its 90%-owned Japan joint venture operation into an exclusive license agreement with its local partner Kirin, for the production and selling of Budweiser in Japan. The new agreement with Kirin is designed to create new opportunities for Budweiser's growth and to improve profitability by giving the brand full access to Kirin's national wholesaler distribution and integrated selling systems and reducing the company's overhead costs in Japan. The cost of converting to the license agreement was approximately $9 million and is included in 1999 results.

SALES -- 1998 VS. 1997

    Anheuser-Busch achieved gross sales of $13.2 billion and net sales of $11.2 billion in 1998. These results represent a gross sales increase over 1997 of $376 million, or 2.9%, and a net sales increase over 1997 of $180 million, or 1.6%. The increases were primarily due to higher domestic beer volume. For 1998, sales and excise taxes include the impact of accounting for the Stag Brewery operations in the United Kingdom on a consolidated basis vs. equity accounting in 1997. Beer excise taxes for 1998 totaled $1.96 billion.
    Worldwide volume for Anheuser-Busch beer brands was up 3.3% for 1998, compared to the prior year. Total volume was up 7.6 million barrels, or 7.3%, for the year. International equity partner brands reflects the company's 37% ownership interest in Grupo Modelo brands for the first nine months of 1998 and 50.2% for the fourth quarter, compared to a combination of 17.7% ownership interest for the first five months of 1997 and 37% thereafter.
    Anheuser-Busch's strategy to reduce domestic price discounting initiated at the beginning of 1998 was successful. This strategy was designed to increase revenues, reduce the spread between front-line and discounted prices to consumers, and protect the company's brand equities. In October 1998, the company initiated a revenue enhancement strategy of selective price increases and discount reductions. As a result of these and other actions, domestic revenue per barrel was up nearly 3% in the fourth quarter 1998 compared to the same period in 1997, and was level for the full year compared to full year 1997.
    Anheuser-Busch domestic beer shipments grew 3.5% during 1998, reflecting strong retail demand. Overall, sales-to-retailers were up 4% for 1998. Combined Bud and Bud Light sales-to-retailers increased 3.4% for 1998 compared to 1997. This growth was led by Bud Light, which had its seventh consecutive double-digit growth year.
    The company's domestic market share (excluding exports) for 1998 was 46.8%, an increase of 1.0 share points over 1997 market share of 45.8%. Including exports, the company's share of U.S. Shipments was 46.6%, vs. 45.5% for 1997.
    International Anheuser-Busch brand volume (excluding Modelo) was up 0.6% in 1998 compared to 1997. Strong Budweiser sales performances in the United Kingdom, Ireland, Continental Europe and Canada were mostly offset by sales declines in Asia.
    In Japan, Anheuser-Busch performance was impacted by lower industry sales due to an economic recession and the introduction of a tax-advantaged "happoshu" beer category. Accordingly, Anheuser-Busch significantly restructured its sales force. The restructuring resulted in a pretax charge of $9 million in the fourth quarter 1998.
    In June 1998, the company restructured its alliance granting Labatt Brewing Company perpetual rights to brew and sell the Budweiser and Bud Light brands in Canada. In return, Labatt significantly increased marketing support behind the two brands and Anheuser-Busch received a higher royalty percentage on Budweiser and Bud Light sales in Canada.

                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

COST OF PRODUCTS AND SERVICES

    The company continuously strives to drive costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and wholesaler support centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand/package preferences. Also, the company works with its network of wholesalers to reduce distribution costs through better systemwide coordination.
    Cost of products and services was $7.59 billion for 2000, an increase of $338 million, or 4.7%, compared to 1999. The increase in cost of products and services is principally due to higher domestic beer volume and increased costs at the company's entertainment, can manufacturing and commodity aluminum recycling businesses. Gross profit as a percentage of net sales was 38.1% for 2000, an increase of 10 basis points compared to 1999, primarily reflecting increased domestic revenue per barrel, partially offset by lower packaging segment gross profit.
    Cost of products and services was $7.25 billion in 1999, an increase of $92 million, or 1.3%, vs. 1998. The increase in the cost of products and services in 1999 is primarily due to higher domestic beer volume and higher costs at the company's packaging operations. Gross profit as a percentage of net sales for 1999 was 38.0%, an increase of 170 basis points vs. 1998.
    Cost of products and services was $7.16 billion in 1998, an increase of $66 million, or 0.9%, compared to 1997. The change in the cost of products and services in 1998 is primarily due to increased beer volume, the change in the method of accounting for the Stag Brewery operation (consolidation in 1998 vs. Equity accounting in 1997) and improved brewery operating efficiencies. In 1998, under full consolidation accounting for Stag, excise taxes are shown as a deduction from gross sales, while under the equity method in 1997, excise taxes were included in the cost of beer purchased from Stag.
    Gross profit as a percentage of net sales was 36.3% for 1998, an increase of 40 basis points vs. 1997, primarily reflecting productivity improvements.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

    Marketing, distribution and administrative expenses for 2000 were $2.17 billion, an increase of $28 million, or 1.3% vs. 1999. The increase in these expenses in 2000 is due to higher marketing expenses for the domestic beer segment, higher one-time marketing costs for the entertainment segment related to the opening of the Discovery Cove park and higher general and administrative costs, partially offset by lower international beer marketing expenses in Japan due to the conversion of the company's joint venture.
    Marketing, distribution and administrative expenses for 1999 were $2.15 billion compared with $1.96 billion for 1998, an increase of $189 million, or 9.7%. The increase is primarily attributable to higher domestic marketing and sales promotion spending in support of the Bud Family, increased spending on consumer awareness and education programs and higher general and administrative costs.
    Marketing, distribution and administrative expenses for 1998 increased $42 million, or 2.2%, compared to 1997 expenses of $1.92 billion. The increase is primarily due to higher domestic and international marketing expense in support of premium brands, primarily the Bud Family.

OPERATING INCOME

    Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.
    Operating income in 2000 grew $192.4 million, or 8.4% compared to 1999, primarily due to the domestic beer company's strong revenue per barrel and volume performance as well as good results from international beer operations.
    The international beer segment's net income in 2000 increased 51.7% compared to 1999, due to the strong performance by Grupo Modelo and improved international operating results. International beer operating profits in 2000, excluding Modelo, improved compared to 1999 on volume gains in China and lower costs in Japan due to the conversion of the company's joint venture into an exclusive licensing agreement.


[OPERATING INCOME -- GRAPH]

[FN]
*  NORMALIZED RESULTS, EXCLUDING ONE-
   TIME GAIN FROM THE SALE OF THE ST. LOUIS
   CARDINALS. REPORTED OPERATING INCOME
   FOR 1996, WHICH INCLUDES THE GAIN ON
   THE CARDINALS SALE, WAS $2,083.8.


30  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

    Packaging segment operating profits were down $62 million, or 41.4% for 2000 compared to 1999, reflecting lower conversion pricing on Metal Container's beer and soft drink can sales and a $14 million adjustment related to prior year accounting errors at the company's label manufacturing business in Clarksville, Tennessee. Entertainment segment operating results, excluding start-up costs associated with Discovery Cove, were up 7.6% for the year due primarily to strong attendance in the Florida market. Discovery Cove successfully began operations in July 2000.
    Operating income for 1999 was $2.30 billion, an increase of $177 million, or 8.3%, compared to 1998. The increase in operating income for the year is primarily due to strong domestic beer performance driven by higher domestic beer sales volume and revenue per barrel.
    Theme park operating results for 1999 were up slightly from the prior year, excluding start-up costs for the Discovery Cove park.
    Performance of the company's packaging operations in 1999 was level with 1998.
    Net income for Anheuser-Busch's international beer segment was up 59% in 1999 due to Modelo's strong performance and Anheuser-Busch's increased ownership level in Modelo due to the purchase of an additional 13.25% equity interest in September 1998. However, international beer operating results, which exclude Modelo, declined for the year to a loss of $19.5 million, including one-time costs associated with the termination of the Budweiser production joint venture in Brazil, the impact of a bottle recall in Europe and the conversion of the company's Japan joint venture operation into an exclusive license agreement.
    Operating income for 1998 was $2.13 billion, an increase of $72 million, or 3.5%, over 1997. The increase in operating income for 1998 was primarily due to higher domestic beer sales volume and higher operating results from can manufacturing and entertainment, partially offset by weaker results from international beer operations.
    Packaging operating income improved in 1998 vs. 1997, due to higher soft drink can volume and reduced costs.
    Despite weakness in Florida tourism, entertainment operations had a slight improvement in operating income compared to 1997, due to higher in-park spending.
    International beer operating income declined vs. 1997 primarily due to weakness in Japan.

NET INTEREST COST

    Net interest cost (interest expense less interest income) was $347.1 million for 2000, $303.5 million for 1999 and $285.7 million for 1998, representing increases of 14.4%, 6.2% and 12.8%, respectively, compared to prior years. These increases primarily result from higher average outstanding debt balances compared to prior years, with a lesser impact from higher average interest rates. See the Liquidity and Cash Flows section of this discussion for additional information.

INTEREST CAPITALIZED

    Interest capitalized increased $15.1 million, to $33.3 million in 2000 compared to 1999. Interest capitalized decreased $7.8 million, to $18.2 million for 1999 compared to 1998, and declined $16.1 million in 1998, to $26.0 million compared to 1997. The changes in capitalized interest amounts fluctuate depending on construction-in-progress balances, which are impacted by the timing of capital spending and project completion dates.

OTHER INCOME/EXPENSE, NET

    Other income/expense, net includes numerous items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $1.0 million in 2000, $9.4 million in 1999 and $13.0 million in 1998.


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION


EQUITY INCOME, NET

    Equity income, net of tax, increased 27%, to $200 million for 2000 compared to 1999, based on Grupo Modelo's strong underlying pricing and volume performance.
    Equity income for 1999 increased $72.5 million compared to 1998, to $157.5, due to Modelo's underlying performance and Anheuser-Busch's increased ownership level in Modelo. The company held a 50.2% equity stake in Modelo throughout 1999. This compares to 37% ownership for the first nine months and 50.2% for the last quarter 1998. Additionally, equity income for 1998 was adversely impacted by Mexican peso depreciation and hyperinflation accounting. Hyperinflation accounting ceased January 1, 1999.
    The company recognized equity income, net of tax, of $85.0 million during 1998, compared to $50.3 million in 1997. The increase in equity income in 1998 was due to a larger equity share in Modelo and the strong underlying sales volume and operating results for Modelo, partially offset by the impact of hyperinflation accounting. For 1998, equity income percentages compare with 17.7% ownership for the first five months of 1997 and a 37% ownership interest thereafter.

NET INCOME

    The company earned net income of $1.55 billion in 2000, an increase of $149.4 million, or 10.7%, vs. 1999 net income of $1.40 billion. Net income for 1999 increased $169 million, or 13.7%, vs. the 1998 total of $1.23 billion, an increase of $54 million, or 4.6%, compared to 1997.
    The company's effective tax rate was 38.0% in 2000, 1999 and 1998. The 1998 effective rate declined 0.4% vs. 1997, principally due to lower state and foreign taxes and lower nondeductible costs.

DILUTED EARNINGS PER SHARE

    Diluted earnings per share were $1.69 for 2000, an increase of 15.0% vs. 1999 diluted earnings per share. Diluted earnings per share for 1999 were $1.47, an increase of $.20, or 16.2%, compared to 1998 diluted earnings per share of $1.27, which had increased 7.2% compared to 1997. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 28.2 million, 37.8 million and 27.8 million common shares in 2000, 1999 and 1998, respectively.
    See Note 7 for additional information regarding share repurchases.


[DILUTED EARNINGS PER SHARE -- GRAPH]


[FN]
*  NORMALIZED RESULTS, EXCLUDING ONE-
   TIME GAIN FROM THE SALE OF THE ST.
   LOUIS CARDINALS. REPORTED DILUTED
   EARNINGS PER SHARE FOR 1996, WHICH
   INCLUDE THE GAIN ON THE CARDINALS
   SALE, WERE $1.14.

1  BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE.


32  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

EMPLOYEE-RELATED COSTS

    Employee-related costs totaled $1.92 billion in 2000, an increase of $38 million, or 2.0%, vs. 1999 costs of $1.88 billion. Employee-related costs for 1999 increased $40 million, or 2.2%, vs. 1998 costs of $1.84 billion, which increased 2.6% vs. 1997. The changes in employee-related costs reflect normal increases in salaries, wages and benefit levels.


[EMPLOYEE-RELATED COSTS -- GRAPH]


    Salaries and wages comprise the majority of employee-related costs and totaled $1.58 billion in 2000, an increase of $40 million, or 2.6% vs. 1999. Salaries and wages totaled $1.54 billion in 1999, an increase of $22 million, or 1.4%, compared to $1.52 billion in 1998. Salaries and wages for 1998 increased 2.7% vs. 1997. The remainder of employee-related costs consists of pension, life insurance, and health care benefits and payroll taxes.
    Full-time employees numbered 23,725, 23,645 and 24,344 at December 31, 2000, 1999 and 1998, respectively.

TAXES

    The company is significantly impacted by federal, state and local taxes, including beer excise taxes. Taxes applicable to 2000 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.1 billion, an increase of $81.4 million, or 2.7%, vs. 1999 total taxes of $3.0 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 1999 increased 3.9% compared to 1998 total taxes of $2.89 billion, which increased 8.1% compared to 1997.
    The increases in taxes in 2000, 1999 and 1998 are primarily due to higher income taxes and beer excise taxes. Taxes for 1998 also reflect consolidation accounting of Stag operations compared to equity accounting in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    The company's primary sources of liquidity are cash provided from operations and financing activities. Principal uses of cash are capital expenditures, business investments, share repurchases and dividends. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 2000, 1999 and 1998 is presented in the Consolidated Statement of Cash Flows and Note 11.

OPERATING CASH FLOW

    Anheuser-Busch's strong financial profile allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:

* Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and capacity in its existing operations, and make selected equity investments in international brewers in higher growth markets.

* Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares.
    The company has paid cash dividends each of the last 67 years, and has repurchased approximately 3% of outstanding shares annually for the last 10 years.

    At December 31, 2000, the company had a working capital deficit of $(127.8), compared to working capital deficits of $(350.4) million at December 31, 1999 and $(89.9) million at December 31, 1998. The company typically operates at a working capital deficit.


[OPERATING CASH FLOW -- GRAPH]


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

CAPITAL EXPENDITURES

    During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important measure of acceptability of a capital project is its projected discounted cash flow return on investment exceeding the company's cost of capital.


[CAPITAL EXPENDITURES/DEPRECIATION & AMORTIZATION -- GRAPH]


    Cash flow from operating activities is projected to exceed the company's funding requirements for anticipated capital expenditures. However, the combination of capital spending, dividend payments and share repurchases, plus possible additional investments in international brewers, may require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.
    Total capital expenditures in 2000 amounted to $1.1 billion, an increase of $209 million, or 24.2%, compared to 1999 capital spending of $865 million. Capital expenditures over the past five years totaled $5.0 billion. The company expects capital expenditures in 2001 of approximately $950 million and anticipates capital expenditures during the five-year period 2001 - 2005 of approximately $4.5 billion.

SHARE REPURCHASE

    See Note 7 for a discussion of share repurchase activity.

DIVIDENDS

    Cash dividends paid to common shareholders were $571.0 million in 2000 and $544.7 million in 1999. Dividends on common stock are paid in the months of March, June, September and December of each year. In the third quarter 2000, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 10%, from $.15 to $.165 per share of common stock. This increased annual dividends per common share 8.6%, to $.63 in 2000, compared with $.58 per common share in 1999. In 1999 dividends were $.14 per share for the first two quarters and $.15 per share for the last two quarters.


[NET INCOME/DIVIDENDS -- GRAPH]


[FN]
*  NORMALIZED RESULTS, EXCLUDING ONE-TIME GAIN FROM THE
   SALE OF THE ST. LOUIS CARDINALS. REPORTED NET INCOME
   FOR 1996, WHICH INCLUDES THE GAIN ON THE CARDINALS
   SALE, WAS $1,156.1.

1  BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE.


34  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

FINANCING ACTIVITIES

    The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2000, a total of $600 million of debt was available for issuance under existing registrations.
    Total debt increased a net $251.6 million in 2000, compared to an increase of $404.3 million in 1999. The change in debt during these years is detailed below, by key component.

INCREASES IN DEBT -- $803.9 million in 2000 and $994.7 million in 1999, as follows:

  YEAR         DESCRIPTION             AMOUNT              INTEREST RATE
                                     (MILLIONS)
  2000     DEBENTURES                  $400.0         $200.0 EACH AT 6.8%
                                                      AND 7.55%, FIXED
           LONG-TERM NOTES             $400.0         $200.0 EACH AT 6.5%
                                                      AND 7.5%, FIXED
           INDUSTRIAL REVENUE
           BONDS                         $3.9         VARIOUS FIXED RATES
------------------------------------------------------------------------------
  1999     Long-term notes             $300.0         5.75%, fixed
           Commercial paper            $627.1         5.1%, weighted average
                                                      floating
           Industrial revenue
           bonds                        $36.1         Various fixed rates
           Miscellaneous                $31.5         Various fixed rates
------------------------------------------------------------------------------

DECREASES IN DEBT -- $552.3 million in 2000 and $590.4 million in 1999, as follows:

  YEAR         DESCRIPTION             AMOUNT              INTEREST RATE
                                     (MILLIONS)
  2000     COMMERCIAL PAPER            $475.1         6.2%, WEIGHTED
                                                      AVERAGE FLOATING
           ESOP DEBT
             GUARANTEE                  $38.3         8.25%, FIXED
           MEDIUM-TERM NOTES            $25.0         6.75%, WEIGHTED
                                                      AVERAGE FIXED
           MISCELLANEOUS                $13.9         VARIOUS FIXED RATES
------------------------------------------------------------------------------
  1999     Dual currency notes         $262.4         Quarterly floating rate
           Long-term notes             $250.0         8.75%, fixed
           Debentures                   $23.0         8.5%, fixed
           Medium-term notes            $15.0         7.7%, weighted average
                                                      fixed
           ESOP debt guarantee          $36.7         8.25%, fixed
           Miscellaneous                 $3.3         Various fixed rates
------------------------------------------------------------------------------

    In addition to long-term debt financing, the company has access to the short-term capital market through the utilization of commercial paper and its $2 billion revolving bank credit agreement that expires June 2005. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. Also see Note 4.
    The company's cash flow to total debt ratio was 41.5% in 2000, 41.8% in 1999 and 41.9% in 1998. The ratio of debt to total capitalization was 56.6% at both December 31, 2000 and 1999. The company's fixed charge coverage ratio was 6.7X, 6.9X, and 6.8X for the years ended December 31, 2000, 1999 and 1998, respectively.
    Historically, Anheuser-Busch, Inc. (ABI), the company's domestic beer subsidiary, has been co-obligor on substantially all of the company's senior debt. The co-obligation was originated in connection with the formation of the company as a holding company in 1979, in order to assure that the senior debt issued by the company would not be structurally subordinated to the debt issued by ABI prior to the formation of the holding company. The debt issued by ABI has been retired, making the ABI co-obligations unnecessary. Therefore, effective December 31, 2000, ABI's co-obligations were terminated. Removal of the guarantees had no impact on the company's credit ratings or cost of borrowing.


[SHAREHOLDERS EQUITY/DEBT -- GRAPH]


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

COMMON STOCK

    At December 31, 2000, registered common shareholders numbered
58,614 compared with 60,100 at the end of 1999. See Note 7 for a summary of common stock activity.

PRICE RANGE OF COMMON STOCK

    The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The following table summarizes 2000 and 1999 quarterly high and low closing prices for BUD.

------------------------------------------------------------------------------
PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)
------------------------------------------------------------------------------
                               2000                       1999

    QUARTER              HIGH        LOW            HIGH        LOW
    First               38.06       27.47          39.22       32.59
    Second              40.66       32.69          39.44       34.47
    Third               44.31       38.13          40.81       34.84
    Fourth              49.81       39.63          38.19       33.34
------------------------------------------------------------------------------

    The closing price of the company's common stock at December 31, 2000 and 1999 was $45.50 and $35.44, respectively. The book value of each common share of stock at December 31, 2000 was $4.57, compared to $4.25 at December 31, 1999.

SYSTEMS-RELATED YEAR 2000 COSTS

    The company experienced no operating interruptions or other disturbances due to Year 2000 events. The company resolved its Year 2000 date recognition issues through either the replacement of existing systems with Year 2000-ready-systems or by reprogramming existing systems.

RISK MANAGEMENT

    Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, swaps and options to manage certain of these exposures. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of free-standing instruments. The company neither holds nor issues financial instruments for trading purposes.
    Specific hedging strategies depend on several factors, including the magnitude and volatility of the exposure, cost of the hedge and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis, opportunity cost and the nature of the item being hedged. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility and obtaining the most favorable transaction costs possible.
    Derivatives are either exchange-traded instruments which are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. No credit loss is anticipated as the counterparties to over-the-counter instruments generally have long-term ratings from Standard & Poor's or Moody's no lower than A+ or A1, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of certain thresholds. At December 31, 2000, the company held zero counterparty collateral and had none outstanding.
    The fair value of derivative financial instruments is the estimated amount the company would receive or have to pay when terminating any contracts. The company also monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the value of the derivative, or by the correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based.


36  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

    Following is a summary indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements. The company applies sensitivity analysis for commodity price exposures and value-at-risk (VAR) analysis for foreign currency and interest rate exposures. It is important to note the volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships and therefore expects offsetting impacts between derivatives and the underlying hedged transactions.

------------------------------------------------------------------------------
ESTIMATED FAIR VALUE VOLATILITY AT DEC. 31, 2000 (IN MILLIONS)
------------------------------------------------------------------------------

    Foreign Currency Risk (VAR):
         Forwards, Options                                              $1.5
    Interest Rate Risk (VAR):
         Swaps                                                          $0.3
    Commodity Price Risk (Sensitivity):
         Futures, Swaps, Options                                       $24.2
------------------------------------------------------------------------------

    VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) which incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss each portfolio could experience for 19 out of every 20 trading days (95% confidence level), based on history.
    The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's principal commodities.
    The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration.
    The company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activity" on January 1, 2001. FAS 133 requires all derivatives to be reported on the balance sheet at fair value, with changes in fair value recognized either in earnings or equity, depending on the nature of the underlying transaction and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's existing derivative positions qualified for hedge accounting under FAS 133, and the impact of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133. Derivatives documentation policies were revised as necessary to comply with FAS 133 requirements.
    See Notes 1 and 3 for information regarding the company's derivatives portfolio and the related accounting.

INTRODUCTION OF THE EURO

    The three-year phase-in of the new common currency of the European Economic and Monetary Union, the "euro," began on January 1, 1999. Prior to introduction, the company made appropriate arrangements with key financial institutions to ensure smooth handling of euro receipts and disbursements. The company's financial systems accommodated the initial euro introduction. Full systems euro readiness is anticipated to be achieved by December 2001 through normal systems maintenance and upgrades.

SIGNIFICANT NON-U.S. EQUITY INVESTMENTS

GRUPO MODELO

    In September 1998, the company completed the purchase of an additional 13.25% of Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and leading exporter of beer. The purchase price was $556.5 million, which brought Anheuser-Busch's total investment in Modelo to $1.6 billion. The additional investment increased Anheuser-Busch's total direct and indirect holdings in Diblo to 50.2%. The increase in ownership did not give Anheuser-Busch voting or other effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company first adopted the equity method of accounting when ownership was increased from 17.7% to 37% in May 1997.
    The economic benefit of the company's Modelo investment can be measured in two ways -- Anheuser-Busch's share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its carrying value. The excess of fair value over carrying value, based on Grupo Modelo's closing stock price on the Mexican stock exchange at December 31, 2000, was $4.0 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.
    Throughout 1998, Mexico was considered hyperinflationary for U.S. accounting purposes. Under hyperinflation accounting, the company effectively recognized in earnings the impact of Mexican peso depreciation on its investment during 1998, which was unfavorable. The Mexican economy ceased to be hyperinflationary for U.S. accounting purposes on January 1, 1999. Translation adjustments are now appropriately reflected in other comprehensive income (equity) rather than earnings.


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

CCU

    In January 2001, the company purchased a 17% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for approximately $270 million. Anheuser-Busch has partnered with CCU in Argentina for five years through the company's equity ownership in CCU-Argentina, a CCU subsidiary that contract brews and distributes Budweiser in Buenos Aires and other markets.
    The investment in CCU is consistent with Anheuser-Busch's strategy to expand the company's presence in Latin America. The South American beer market is 117 million barrels and has experienced strong growth as economic fundamentals improve and disposable income increases. Also see Note 2.

ANTARCTICA

    In April 1996, the company purchased a 5% equity stake in a subsidiary, ANEP, controlling 75% of the operations of Companhia Antarctica Paulista (Antarctica), one of Brazil's leading brewers. The investment agreement provided the company with options allowing it to increase its investment to approximately 30% of ANEP. The first of the options was set to expire in September 1999, but was determined to be no longer economically attractive for Anheuser-Busch. Accordingly, the company exercised its right to end its equity partnership with Antarctica in July 1999. Also see Note 2.

CORPORATE MATTERS

STATUS OF LABOR NEGOTIATIONS

    On August 7, 1999, Teamsters-represented employees at the company's 12 U.S. breweries approved a new five-year national contract offer by a margin of 59% to 41%. The proposed agreement had been endorsed by the Director of the Teamsters Brewery and Soft Drink Workers Conference and by its terms will expire February 28, 2004. Certain local issues remained unresolved in August 1999, and both the company and the Teamsters had previously stated that there could be no final agreement, and the approved national contract could not go into effect, until agreement was reached on all national and local issues.
    In October 2000, the company was notified by Teamsters officials that the remaining local issues had been ratified. However, the offer stipulates the final contract cannot be signed until all National Labor Relations Board
(NLRB) charges and other pending court cases are resolved. As a result, the company continues to operate its breweries under the terms of the offer implemented in September 1998. Anheuser-Busch and Teamsters officials have met to discuss the NLRB and other cases.
    The approved national contract includes wage and benefit increases, as well as provisions to support productivity improvement, promote workplace flexibility, reduce absenteeism, improve the grievance procedure and institute a more effective drug-testing program. Additionally, Anheuser-Busch has reaffirmed its commitment, contingent with the approved contract going into effect, to keep all 12 of its U.S. breweries open during the life of the contract, barring an unforeseen event, providing its Teamsters-represented employees with unprecedented job security.

SEAWORLD CLEVELAND

    In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million in cash, and recognized a pretax gain of approximately $18 million in the first quarter 2001. The sale did not include killer whales or dolphins or any rights to the SeaWorld name. Anheuser-Busch will continue to operate and support its remaining U.S. theme parks.

ENVIRONMENTAL ISSUES

    The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. None of the Environmental Protection Agency (EPA) designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party (PRP) would have a material impact on the company's consolidated financial statements.
    The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plans capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.


38  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

    The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements. These statements are prepared in accordance with accounting principles generally accepted in the U.S.
    It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.
    Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2000, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.
    The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange guidelines. The Audit Committee of the Board of Directors, which consists of five non-management directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants to the Board of Directors and meets with management, the independent accountants and internal auditors to review auditing and financial reporting matters. The Committee held five meetings during 2000.
    The Audit Committee charter can be found in the company's Proxy
Statement.
    PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the U.S., and expressing an opinion as to whether the financial statements fairly present the company's financial position, operating results, cash flows and changes in shareholders equity.

REPORT OF INDEPENDENT ACCOUNTS

                                                           800 Market Street
                                                         St. Louis, MO 63101

[PRICEWATERHOUSECOOPERS LOGO]

February 6, 2001

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

    We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP


                              ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  39

C O N S O L I D A T E D  B A L A N C E  S H E E T
Anheuser-Busch Companies and Subsidiaries

-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31  (IN MILLIONS)                 2000              1999
-------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and marketable securities                  $   159.9         $   152.1
   Accounts and notes receivable                       600.4             629.0
   Inventories:
      Raw materials and supplies                       347.3             378.2
      Work in process                                   82.9              84.7
      Finished goods                                   178.1             160.9
         Total inventories                             608.3             623.8
   Other current assets                                179.3             195.7
                                                 -------------------------------
         Total current assets                        1,547.9           1,600.6
Investments in affiliated companies                  2,207.4           2,012.5
Other assets                                         1,085.4           1,062.7
Plant and equipment, net                             8,243.8           7,964.6
                                                 -------------------------------
         TOTAL ASSETS                              $13,084.5         $12,640.4
                                                 ===============================

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
   Accounts payable                                $   940.8         $   932.6
   Short-term debt                                       --              242.3
   Accrued salaries, wages and benefits                276.4             248.4
   Accrued taxes                                       127.4             164.2
   Other current liabilities                           331.1             363.5
                                                  ------------------------------
         Total current liabilities                   1,675.7           1,951.0
                                                  ------------------------------
Postretirement benefits                                492.7             506.4
                                                  ------------------------------
Long-term debt                                       5,374.5           4,880.6
                                                  ------------------------------
Deferred income taxes                                1,372.9           1,344.7
                                                  ------------------------------
Other long-term liabilities                             39.8              36.2
                                                  ------------------------------
Common Stock and Other Shareholders Equity:
   Common stock, $1.00 par value,
      authorized 1.6 billion shares                  1,441.5             716.1
   Capital in excess of par value                      725.3           1,241.0
   Retained earnings                                10,164.4           9,181.2
   Accumulated other comprehensive income:
      Foreign currency translation adjustment         (212.3)           (175.0)
                                                  ------------------------------
                                                    12,118.9          10,963.3
   Treasury stock, at cost                          (7,817.8)         (6,831.3)
   ESOP debt guarantee                                (172.2)           (210.5)
                                                  ------------------------------
                                                     4,128.9           3,921.5
                                                  ------------------------------
Commitments and contingencies                            --                --
                                                  ------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS EQUITY       $13,084.5         $12,640.4
                                                  ==============================

The Notes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

40  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

C O N S O L I D A T E D  S T A T E M E N T  O F  I N C O M E
Anheuser-Busch Companies and Subsidiaries

--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE)      2000           1999           1998
--------------------------------------------------------------------------------------------------
Sales                                                   $14,296.6      $13,723.3      $13,207.9
   Excise taxes                                          (2,034.8)      (2,019.6)      (1,962.1)
                                                      --------------------------------------------
Net sales                                                12,261.8       11,703.7       11,245.8
   Cost of products and services                         (7,592.3)      (7,254.4)      (7,162.5)
                                                      --------------------------------------------
Gross profit                                              4,669.5        4,449.3        4,083.3
   Marketing, distribution and administrative
      expenses                                           (2,174.8)      (2,147.0)      (1,958.0)
                                                      --------------------------------------------
Operating income                                          2,494.7        2,302.3        2,125.3
   Interest expense                                        (348.2)        (307.8)        (291.5)
   Interest capitalized                                      33.3           18.2           26.0
   Interest income                                            1.1            4.3            5.8
   Other expense, net                                        (1.0)          (9.4)         (13.0)
                                                      --------------------------------------------
Income before income taxes                                2,179.9        2,007.6        1,852.6
    Provision for income taxes                             (828.3)        (762.9)        (704.3)
Equity income, net of tax                                   200.0          157.5           85.0
                                                      --------------------------------------------
   Net income                                           $ 1,551.6      $ 1,402.2      $ 1,233.3
                                                      ============================================
Earnings per share:
   Basic                                                $    1.71      $    1.49      $    1.28
                                                      ============================================
   Diluted                                              $    1.69      $    1.47      $    1.27
                                                      ============================================

The Notes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  41

C O N S O L I D A T E D S T A T E M E N T O F C H A N G E S I N S H A R E H O L D E R S E Q U I T Y
Anheuser-Busch Companies and Subsidiaries


--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31  (IN MILLIONS, EXCEPT PER SHARE)     2000           1999           1998
--------------------------------------------------------------------------------------------------
COMMON STOCK
Balance, beginning of period                            $   716.1      $   712.7      $   709.3
Shares issued under stock plans                               6.4            3.4            3.4
Two-for-one stock split                                     719.0            --             --
                                                     ---------------------------------------------
Balance, end of period                                  $ 1,441.5      $   716.1      $   712.7
                                                     =============================================
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of period                            $ 1,241.0      $ 1,117.5      $ 1,017.0
Shares issued under stock plans                             203.3          123.5          100.5
Two-for-one stock split                                    (719.0)           --             --
                                                     ---------------------------------------------
   Balance, end of period                               $   725.3      $ 1,241.0      $ 1,117.5
                                                     =============================================
RETAINED EARNINGS
Balance, beginning of period                            $ 9,181.2      $ 8,320.7      $ 7,604.9
Net income                                                1,551.6        1,402.2        1,233.3
Common dividends paid (per share: 2000 - $.63;
   1999 - $.58; 1998 - $.54)                               (571.0)        (544.7)        (521.0)
Shares issued under stock plans                               2.6            3.0            3.5
                                                     ---------------------------------------------
   Balance, end of period                               $10,164.4      $ 9,181.2      $ 8,320.7
                                                     =============================================
TREASURY STOCK
Balance, beginning of period                            $(6,831.3)     $(5,482.1)     $(4,793.3)
Treasury stock acquired                                    (986.5)      (1,349.2)        (688.8)
                                                     ---------------------------------------------
   Balance, end of period                               $(7,817.8)     $(6,831.3)     $(5,482.1)
                                                     =============================================
ESOP DEBT GUARANTEE
Balance, beginning of period                            $  (210.5)     $  (247.2)     $  (282.1)
Annual debt service                                          38.3           36.7           34.9
                                                     ---------------------------------------------
   Balance, end of period                               $  (172.2)     $  (210.5)     $  (247.2)
                                                     =============================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period                            $  (175.0)     $  (205.6)     $  (214.0)
Foreign currency translation adjustment                     (37.3)          30.6            8.4
                                                     ---------------------------------------------
   Balance, end of period                               $  (212.3)     $  (175.0)     $  (205.6)
                                                     =============================================
   TOTAL SHAREHOLDERS EQUITY                            $ 4,128.9      $ 3,921.5      $ 4,216.0
                                                     =============================================
COMPREHENSIVE INCOME
Net income                                              $ 1,551.6      $ 1,402.2      $ 1,233.3
Foreign currency translation adjustment                     (37.3)          30.6            8.4
                                                     ---------------------------------------------
   TOTAL COMPREHENSIVE INCOME                           $ 1,514.3      $ 1,432.8      $ 1,241.7
                                                     =============================================


The Notes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

42  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S Anheuser-Busch Companies and Subsidiaries

---------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31  (IN MILLIONS)                       2000           1999           1998
---------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                            $ 1,551.6      $ 1,402.2      $ 1,233.3
   Adjustments to reconcile net income to cash
      provided by operating activities:
      Depreciation and amortization                          803.5          777.0          738.4
      Deferred income taxes                                   28.7           40.3           34.5
      Undistributed earnings of affiliated companies        (185.2)        (155.5)         (53.7)
      Other, net                                              31.4           77.6           24.7
                                                       --------------------------------------------
         Operating cash flow before change in working
            capital                                        2,230.0        2,141.6        1,977.2
      Decrease/(increase) in working capital                  27.5           (5.8)         236.2
                                                       --------------------------------------------
   Cash provided by operating activities                   2,257.5        2,135.8        2,213.4
                                                       --------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
   Capital expenditures                                   (1,074.5)        (865.3)        (817.5)
   New business acquisitions                                 (42.9)          (7.0)        (566.5)
   Proceeds from sale of business                              --            59.6            --
                                                       --------------------------------------------
   Cash used for investing activities                     (1,117.4)        (812.7)      (1,384.0)
                                                       --------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
   Increase in debt                                          803.9          973.4          451.5
   Decrease in debt                                         (514.0)        (553.7)         (63.6)
   Dividends paid to shareholders                           (571.0)        (544.7)        (521.0)
   Acquisition of treasury stock                            (986.5)      (1,349.2)        (688.8)
   Shares issued under stock plans                           135.3           78.4           70.0
                                                       --------------------------------------------
   Cash used for financing activities                     (1,132.3)      (1,395.8)        (751.9)
                                                       --------------------------------------------
Net increase/(decrease) in cash during the year                7.8          (72.7)          77.5
Cash, beginning of year                                      152.1          224.8          147.3
                                                       --------------------------------------------
Cash, end of year                                        $   159.9      $   152.1      $   224.8
                                                       ============================================

The Notes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.


                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  43

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

    This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's Consolidated Financial Statements included in this annual report. These principles and policies conform to U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make certain estimates and assumptions about the future which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and assumptions.

REVENUE RECOGNITION

    The company recognizes revenue only when title transfers, or services have been rendered to unaffiliated customers. For beer, title transfers on shipment. For cans and lids, title transfers on customer receipt. The company's beer and packaging operations do not engage in consignment sales. Entertainment operations recognize revenue related to advance ticket sales when customers actually visit a park location. The company's revenue recognition practices are in compliance with SEC Staff Accounting Bulletin
No. 101, "Revenue Recognition in Financial Statements."

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

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

    The excess of the cost over the net assets of acquired businesses, which is included in other assets on the balance sheet, is amortized on a straight-line basis over a period of 40 years. Accumulated goodwill amortization at December 31, 2000 and 1999 was $145.8 million and $131.7 million, respectively. The ongoing recoverability of goodwill is monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment. See Note 11 for additional information.

INVENTORIES AND PRODUCTION COSTS

    Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 75% of total inventories at December 31, 2000 and 1999. Average cost valuation is used for the remainder. Had average cost (which approximates replacement cost) been used for all inventories at December 31, 2000 and 1999, total inventories would have been $89.9 million and $83.3 million higher, respectively.

FIXED ASSETS

    Fixed assets are carried at cost and include expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repairs and minor renewals is expensed as incurred. When fixed assets are retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings.
    Depreciation is provided using the straight-line method based on the following weighted average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years.

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

44  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

DERIVATIVE FINANCIAL INSTRUMENTS

    All derivative instruments held by the company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are deferred until the underlying transaction occurs. Gains or losses are then recognized in the income statement or recorded as part of the underlying asset or liability, depending on the circumstances. Derivative positions are settled if the underlying transaction is no longer expected to occur, with related gains and losses recognized in earnings in the period settlement occurs. Option premiums paid are recorded as assets and expensed over the life of the option. Derivatives generally have initial terms of less than three years, and all currently hedged transactions are expected to occur within the next three years.
    See Note 3 for additional information regarding the company's derivative holdings.

RESEARCH AND DEVELOPMENT COSTS, ADVERTISING AND PROMOTIONAL COSTS, AND INITIAL PLANT COSTS

    Research and development costs, advertising and promotional costs, and initial plant costs are expensed as incurred. Advertising and promotional expenses were $728.3 million, $721.8 million and $642.1 million in 2000, 1999 and 1998, respectively. Research and development and initial plant costs were not material for any year presented.

START-UP COSTS

    Effective January 1, 1999, the company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires the costs of start-up activities to be expensed as incurred. Initial adoption of SOP 98-5 required no significant changes to the company's accounting policies and had no impact on the results of operations.

SYSTEMS DEVELOPMENT COSTS

    The company capitalizes certain systems development costs that meet established criteria, in accordance with SOP 98-1, "Accounting for the Costs of Computer Systems Developed or Obtained for Internal Use." Amounts capitalized are amortized to expense on a straight-line basis over five years. Systems development costs not meeting the criteria in SOP 98-1, including systems reengineering, are expensed as incurred.

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

COMMON STOCK SPLIT

    All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed September 18, 2000.

2. INTERNATIONAL INVESTMENTS

GRUPO MODELO

    From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total of $1.6 billion. The company holds 10 of 21 positions on Modelo's Board of Directors. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and therefore accounts for its investment using the equity method.
    Included in the carrying amount of the Modelo investment is goodwill of $586.7 million and $541.4 million, respectively, at December 31, 2000 and 1999 which is being amortized over 40 years. Accumulated amortization was $44.0 million and $29.2 million, respectively, at December 31, 2000 and 1999.
    Dividends received from Grupo Modelo in 2000 totaled $23.9 million, compared to $2.9 million in 1999 and $50.3 million in 1998.
    For foreign operations in countries whose economies are considered highly inflationary, foreign currency translation practice under FAS No. 52, "Foreign Currency Translation," requires that property, other long-lived assets, long-term liabilities and related profit and loss accounts be translated at historical rates of exchange. Additionally, net monetary asset and liability related translation adjustments must be included in earnings in the current period. Mexico's economy was considered highly inflationary for accounting purposes for all of 1998. Accordingly, all monetary translation gains and losses related to the Modelo investment were recognized in equity income that year.

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table (in millions). The amounts shown represent consolidated Grupo Modelo operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

                              2000       1999
Current assets              $1,375.2   $1,156.3
Noncurrent assets            3,610.5    3,322.3
Current liabilities            310.7      262.3
Noncurrent liabilities         557.3      328.0
Gross sales                  3,129.9    2,576.3
Net sales                    2,919.1    2,405.4
Gross profit                 1,543.8    1,209.8
Minority interest               46.3       48.7
Net income                     405.0      333.5
-------------------------------------------------

OTHER INTERNATIONAL INVESTMENTS

    From April 1996 to July 1999, the company owned a 5% equity stake in a subsidiary controlling approximately 75% of the operations of the Brazilian brewer Antarctica. Because Anheuser-Busch had the ability to exercise significant influence as a result of Board of Directors representation and other minority rights acquired in its investment agreement, the company applied the equity method of accounting for the investment in Antarctica beginning in 1997. The company exercised its rights under the investment agreement and ended its equity partnership with Antarctica in July 1999 by selling its ownership position back to Antarctica at original cost. There was no earnings impact associated with the divestiture.
    Simultaneous with the divestiture, Anheuser-Busch discontinued its joint venture with Antarctica for the production, sale and distribution of Budweiser in Brazil. The pretax cost of discontinuing Budweiser production in Brazil was approximately $6 million and is included in 1999 operating results. The company now exports Budweiser to Brazil.
    In January 2001, the company purchased a 17% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for approximately $270 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch will have Board of Directors representation and the ability to exercise significant influence. As such, the company will account for the investment using the equity method.
    In 1996, Anheuser-Busch purchased a 4.5% interest in the Argentine subsidiary of CCU, CCU-Argentina, with options to increase its investment to 20%. In both December 1998 and December 1999, the company exercised a portion of its options and purchased an additional 3.8% and 2.5%, for $10 million and $7 million, respectively, bringing the company's total ownership to 10.8%. The company's remaining options expire in December 2002. CCU-Argentina brews Budweiser under license and sells the brand in Buenos Aires and other major Argentine markets, Chile and Paraguay.
    The CCU-Argentina investment was accounted for on the cost basis through 2000. As a result of the 17% acquisition of CCU, Anheuser-Busch now owns a 26% direct and indirect interest in CCU- Argentina. The company will use the equity method of accounting beginning in 2001. The difference between income recognized on the cost basis for CCU-Argentina and what would have been recognized had equity accounting been applied in prior years is not material.
    In the fourth quarter 1998, the company restructured the sales force and made other organizational changes at its 90%-owned Japanese joint venture subsidiary. Total pretax cost of the restructuring was almost $9 million, primarily for severance benefits for workforce reductions, and is included in 1998 operating results. Effective January 2000, the company converted its joint venture operation into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The pretax cost of converting to the license agreement was approximately $9 million, primarily for severance benefits, and is included in 1999 operating results.
    The company owns and consolidates the operating results of the Wuhan brewery in the People's Republic of China and the Stag brewery in Mortlake, England.

3. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

    The company currently uses the following derivative financial instruments: purchased options and forward contracts for foreign currency risk; swaps for interest rate risk; and futures, swaps and purchased options for commodity price risk. At December 31, 2000, derivatives other than option premiums were off-balance-sheet and therefore had no recorded carrying value. Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying pricing largely offset.

46  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

    The following table summarizes the notional transaction amounts and fair values for outstanding derivatives, by risk category and instrument type, at December 31, (in millions). Bracketed figures indicate settlement of the derivatives contract without concluding the underlying hedged transaction would be unfavorable to Anheuser-Busch. In practice, this rarely occurs.

                                      2000                          1999
                            Notional         Fair         Notional          Fair
                             Amount          Value         Amount           Value
                           ---------------------------------------------------------
Foreign Currency:
   Forwards                 $   71.0         $(2.8)       $  150.9          $ 4.0
   Options                      96.7           2.1            94.1            (.7)
                           ---------------------------------------------------------
                               167.7          (0.7)          245.0            3.3
                           ---------------------------------------------------------
Interest Rate:
   Swaps                       762.8          13.0           562.8            6.5
                           ---------------------------------------------------------
Commodity Price:
   Swaps                       216.0           1.7            92.4            4.5
   Futures                      53.6           4.0            40.1           (3.0)
   Options                     489.8          35.8           559.6           64.5
                           ---------------------------------------------------------
                               759.4          41.5           692.1           66.0
                           ---------------------------------------------------------
Total outstanding
   derivatives              $1,689.9         $53.8        $1,499.9          $75.8
                           =========================================================
------------------------------------------------------------------------------------

    The interest rate swap and currency exchange agreement related to the dual-currency notes described in Note 4 is included as an interest rate swap in the preceding table. This agreement is an integral part of a dual-currency note structure which provides the company with floating-rate financing at below-market rates.
    The company has long exposure to the British pound sterling, Irish punt, Mexican peso and Canadian dollar. The company's exposures to other currencies are essentially short, primarily for German mark-denominated purchases of hops. Long exposure indicates the company has foreign currency in excess of its needs, while a short exposure indicates the company requires additional foreign currency to meet its needs.
    For commodity derivatives, as a net user of raw materials, the company's underlying price exposure is short, indicating additional quantities must be obtained to meet anticipated production requirements.
    Not all of the company's foreign exchange, interest rate or commodity price exposures have been hedged with derivatives.

CONCENTRATION OF CREDIT RISK

    The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

    Nonderivative financial instruments included in the balance sheet are cash, accounts and notes receivable and short- and long-term debt. Accounts and notes receivable include allowances for doubtful accounts of $8.2 million in 2000 and $6.4 million in 1999. The fair value of long-term debt, based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $5.5 billion and $4.8 billion at December 31, 2000 and 1999, respectively.

NEW ACCOUNTING STANDARD FOR DERIVATIVES AND HEDGING ACTIVITIES

    FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," was issued in June 1998. The Standard was amended in June 1999 to delay its required adoption date for the company until January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure.
    As required, the company adopted FAS 133 on January 1, 2001. All of the company's existing derivative positions qualified for hedge accounting under FAS 133 and the impact of adoption was not material. Foreign currency and interest rate hedges are primarily classified as fair value hedges while commodity price hedges are principally cash flow hedges. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133. Derivatives documentation policies were revised as necessary to comply with FAS 133 requirements.

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. DEBT

    Debt at December 31, consisted of the following (in millions):

                                           2000             1999
Commercial paper (weighted average
   interest rates of 6.2% in 2000
   and 5.1% in 1999)                    $  767.2          $1,242.3
Medium-term Notes Due 2001
   (interest rates from 5.1% to 8.0%)        7.5              32.5
4.1% Japanese yen/U.S.
   dollar Notes Due 2001                   162.8             162.8
6.9% Notes Due 2002                        200.0             200.0
6.75% Notes Due 2003                       200.0             200.0
6.5% EuroNotes Due 2004                    200.0               --
6.75% Notes Due 2005                       200.0             200.0
7% Notes Due 2005                          100.0             100.0
6.75% Notes Due 2006                       250.0             250.0
7.1% Notes Due 2007                        250.0             250.0
5.125% Notes Due 2008                      100.0             100.0
5.375% Notes Due 2008                      100.0             100.0
5.65% Notes Due 2008                       100.0             100.0
9% Debentures Due 2009                     350.0             350.0
5.75% Notes Due 2010                       150.0             150.0
5.75% Notes Due 2011                       150.0             150.0
7.5% Notes Due 2012                        200.0               --
7.25% Debentures Due 2015                  150.0             150.0
7.125% Debentures Due 2017                 250.0             250.0
7.375% Debentures Due 2023                 200.0             200.0
7% Debentures Due 2025                     200.0             200.0
6.75% Debentures Due 2027                  100.0             100.0
6.5% Debentures Due 2028                   100.0             100.0
7.55% Debentures Due 2030                  200.0               --
6.80% Debentures Due 2031                  200.0               --
Industrial Revenue Bonds
   (interest rates from 5.6% to 7.4%)      252.3             248.3
8.25% ESOP Debt Guarantee                  172.2             210.5
Other long-term debt                        62.5              76.5
                                       ----------------------------
   Total debt                           $5,374.5          $5,122.9
                                       ============================
-------------------------------------------------------------------------

    The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $600 million in registered debt available for issuance.
    Gains/losses on debt redemptions (either individually or in the aggregate) are not material for any year presented.
    Currency and interest rate exposures related to the 4.1% Japanese yen/U.S. dollar Notes have been transferred to a third party through swap agreements. The notes are redeemable in U.S. dollars.
    The effective interest rate on the company's $200 million 6.9% Notes was lowered via a dual-swap structure in October 1999. In January 2001, the company's counterparty exercised its option to redeem the fixed-to-floating portion of the swap structure. The company in turn called the 6.9% Notes in January 2001. There was no earnings impact to the company. The floating-to-fixed portion of the swap will remain as a hedge of commercial paper.
    The company has in place a single, committed revolving credit agreement totaling $2 billion, expiring in June 2005, which supports the company's commercial paper program. At December 31, 2000 and 1999, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $900,000 in 2000 and $600,000 for 1999 and 1998.
    Commercial paper borrowings classified as long-term are supported on a long-term basis by the $2 billion revolving credit agreement. Commercial paper borrowings in excess of $2 billion are classified as short-term. The credit agreement borrowing limit was $1 billion at December 31, 1999, resulting in short-term classification for $242.3 million of commercial paper with an interest rate of 6.0% at that date.
    The aggregate maturities on long-term debt are $424 million, $4 million, $204 million, $200 million and $300 million, respectively, for each of the years ending December 31, 2001 through 2005. These maturities do not include future maturities of the ESOP debt guarantee or commercial paper. Maturities for 2001 include the $200 million 6.9% Notes discussed above.

5. STOCK OPTION PLANS

    Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2000, 1999 and 1998, a total of 70 million, 80 million and 88 million shares, respectively, were designated for future issuance of common stock under stock option plans.
    Certain of the plans also provide for the granting of stock appreciation rights (SARs) in tandem with, or in lieu of, stock options. When SARs and options are issued in tandem, the exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. There were 8,000 and 4,000 SARs outstanding at December 31, 2000 and 1999, respectively.
    The income tax benefit related to the exercise of employee stock options (reduction of current taxes payable) was $74.4 million, $48.5 million and $33.9 million for the years ended December 31, 2000, 1999 and 1998, respectively.

48  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

    Presented below is a summary of stock option plans activity for the years shown:

                                              Wtd. Avg.                           Wtd. Avg.
                              Options         Exercise            Options         Exercise
                            Outstanding         Price           Exercisable         Price
-------------------------------------------------------------------------------------------
BALANCE, DEC. 31, 1997      51,443,952         $16.32           31,816,372         $13.84
   Granted                  10,087,810          29.91
   Exercised                (8,168,738)         12.35
   Cancelled                  (279,382)         20.40
                           ------------
BALANCE, DEC. 31, 1998      53,083,642         $19.49           33,424,410         $15.89
   Granted                  10,591,292          37.88
   Exercised                (7,016,416)         13.55
   Cancelled                   (87,968)         26.60
                           ------------
BALANCE, DEC. 31, 1999      56,570,550         $23.66           36,166,954         $18.69
   Granted                  13,005,810          48.68
   Exercised               (10,153,146)         15.99
   Cancelled                  (252,140)         32.32
                           ------------
BALANCE, DEC. 31, 2000      59,171,074         $30.44           36,151,446         $22.53
-------------------------------------------------------------------------------------------

    The following table provides additional information for options outstanding and exercisable at December 31, 2000:

                       OPTIONS OUTSTANDING
------------------------------------------------------------------------
  Range of                            Wtd. Avg.           Wtd. Avg.
   Prices          Number          Remaining Life       Exercise Price
  --------         ------          --------------       --------------
   $10-19        10,448,026             4 yrs              $14.68
    20-29        25,284,003             7 yrs               24.50
    30-39        10,607,295             9 yrs               37.83
    40-49        12,831,750            10 yrs               48.87
                 ----------
   $10-49        59,171,074             7 yrs              $30.44
------------------------------------------------------------------------

                OPTIONS EXERCISABLE
------------------------------------------------------
  Range of                                Wtd. Avg.
   Prices             Number           Exercise Price
  --------            ------           --------------
   $10-19           10,448,026            $14.68
    20-29           22,093,051             23.72
    30-39            3,577,719             37.86
    40-49               32,650             48.88
                    ----------
   $10-49           36,151,446            $22.53
------------------------------------------------------

    The company's stock option plans provide for acceleration of exercisability of the options upon the occurrence of certain events relating to a change in control, merger, sale of assets or liquidation of the company.

PRO FORMA FAIR VALUE DISCLOSURES

    Had compensation expense for the company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the company's net income and diluted earnings per share for the three years ended December 31, would have been impacted as shown in the following table (in millions, except per share).

                                 2000           1999           1998
Reported net income            $1,551.6       $1,402.2       $1,233.3
Pro forma net income            1,508.8        1,373.3        1,209.3
Reported diluted earnings
   per share                       1.69           1.47           1.27
Pro forma diluted earnings
   per share                       1.64           1.44           1.24
-------------------------------------------------------------------------

    The fair value of options granted, which is hypothetically amortized to expense over the option vesting period in determining the pro forma impact noted above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                  2000           1999           1998
Expected life of option          5 yrs.         5 yrs.         5 yrs.
Risk-free interest rate            5.7%           6.2%          4.7%
Expected volatility of
   Anheuser-Busch stock             22%            18%           16%
Expected dividend yield on
   Anheuser-Busch stock            1.4%           1.6%          1.7%
-------------------------------------------------------------------------

    The weighted average fair value of options granted during 2000, 1999 and 1998 determined using the Black-Scholes model is as follows (in millions, except per option):

                                  2000           1999           1998
Fair value of each option
   granted                       $13.14          $9.38          $5.86
Total number of options
   granted                         13.0           10.6           10.1
                               ----------------------------------------
Total fair value of all
   options granted               $170.8          $99.4          $59.2
                               ========================================
-------------------------------------------------------------------------

    For FAS 123 disclosure purposes, the weighted average fair value of stock options granted is required to be based on a theoretical option pricing model. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price would benefit all stockholders commensurately.

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. EMPLOYEE STOCK OWNERSHIP PLANS

    In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans).
Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at market price. The ESOP debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional .4 million shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of the 45.8 million total shares purchased, 36.8 million shares have been allocated to plan participants.
    ESOP cash contributions and income or expense recorded during the calendar year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.
    ESOP income or expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the debt. Total ESOP income or expense for the three years ended December 31, is presented below (in millions):

                                  2000            1999           1998
Operating (income)/expense       $(1.2)           $1.7          $ 7.4
Interest (income)/expense         ( .9)             .9            4.5
                               ----------------------------------------
Total ESOP (income)/expense      $(2.1)           $2.6          $11.9
                               ========================================
-------------------------------------------------------------------------

    ESOP cash contributions are made in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31, is presented below (in millions):


                                   2000           1999          1998
Cash contributions                 $ --           $2.5          $14.2
                                 ======================================
Dividends                          $6.5           $7.8          $ 8.9
                                 ======================================
-------------------------------------------------------------------------

7. PREFERRED AND COMMON STOCK

COMMON STOCK ACTIVITY

    Activity for the company's common stock for the three years ended December 31, is summarized below (in millions of shares):


                                       2000           1999          1998
COMMON STOCK
Beginning common stock               1,432.2        1,425.4        1,418.6
Shares issued under stock plans          9.3            6.8            6.8
                                   -----------------------------------------
Common stock                         1,441.5        1,432.2        1,425.4
                                   -----------------------------------------
TREASURY STOCK
Beginning treasury stock              (510.0)        (472.2)        (444.4)
Net treasury stock acquired            (27.9)         (37.8)         (27.8)
                                   -----------------------------------------
Cumulative treasury stock             (537.9)        (510.0)        (472.2)
                                   -----------------------------------------
NET COMMON STOCK OUTSTANDING           903.6          922.2          953.2
                                   =========================================
----------------------------------------------------------------------------

STOCK REPURCHASE PROGRAMS

    The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At December 31, 2000, approximately 85 million shares were available for repurchase under a February 2000 repurchase authorization of 100 million shares.
    The company repurchased 28.2 million, 37.8 million and 27.8 million shares of common stock in 2000, 1999 and 1998 for $986.5 million, $1,349.2 million and $688.8 million, respectively.

STOCKHOLDER RIGHTS PLAN

    The Board of Directors adopted a Stockholder Rights Plan in 1985, which was extended in 1994, that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

PREFERRED STOCK

    At December 31, 2000 and 1999, 40,000,000 shares of $1.00 par value preferred stock were authorized and unissued.

50  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

8. RETIREMENT BENEFITS

PENSION PLANS

    The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31, is presented below (in millions):

                                  2000           1999           1998
Single-employer
defined benefit plans             $ 7.3          $21.1          $ 3.3
Multi-employer plans               15.5           15.7           14.4
Defined contribution plans         18.5           18.3           18.2
                                ---------------------------------------
Total pension expense             $41.3          $55.1          $35.9
                                =======================================
---------------------------------------------------------------------------

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

                                       2000           1999           1998
Service cost (benefits earned
during the year)                     $  59.2        $  63.2        $  53.4
Interest cost on projected
benefit obligation                     125.6          116.7          106.4
Assumed return on plan assets         (185.2)        (169.2)        (156.8)
Amortization of prior service cost,
   actuarial gains/losses and the
   excess of market value of plan
   assets over projected benefit
   obligation at January 1, 1986         7.7           10.4             .3
                                    -----------------------------------------
Net annual pension expense           $   7.3        $  21.1        $   3.3
                                    =========================================
------------------------------------------------------------------------------

    The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans for the three years ended December 31, follow:

<TABLE
[CAPTION]
                                  2000           1999           1998
[S]                               [C]            [C]            [C]
Discount rate                      7.5%           7.0%           7.5%
Long-term rate of
return on plan assets             10.0%          10.0%          10.0%
Weighted average rate
of compensation increase          4.75%          4.75%          4.75%
---------------------------------------------------------------------------
[/TABLE]

    The following table provides a reconciliation of the funded status of single-employer defined benefit plans to prepaid pension cost for the two years ended December 31, (in millions):

                                                 2000           1999
Funded status _ plan assets in excess of
   projected benefit obligation (PBO)          $ 397.1        $ 320.4
Unamortized excess of market value of
   plan assets over PBO at January 1, 1986,
   being amortized over 15 years                   --           (12.7)
Unrecognized net actuarial (gain)               (318.3)        (258.8)
Unamortized prior service cost                   145.7          155.8
                                             --------------------------
Prepaid pension cost                           $ 224.5        $ 204.7
                                             ==========================
---------------------------------------------------------------------------

    The assumptions used in determining the funded status of the plans as of December 31, were as follows:

                                              2000           1999
Discount rate                                  7.5%           7.5%
Weighted average rate of
compensation increase                         4.75%          4.75%
---------------------------------------------------------------------------

    The following tables summarize the changes in the projected benefit obligation and the fair market value of plan assets (consisting primarily of corporate equity securities and publicly traded bonds) for all company single-employer defined benefit pension plans for the two years ended December 31, (in millions):

                                             2000          1999
Projected benefit obligation,
   beginning of year                      $1,746.1       $1,704.0
Service cost                                  59.2           63.2
Interest cost                                125.6          116.7
Plan amendments                               10.5            7.2
Actuarial loss/(gain)                         72.8          (36.0)
Benefits paid                               (134.2)        (109.0)
                                        ----------------------------
   Projected benefit obligation,
      end of year                         $1,880.0       $1,746.1
                                        ============================
---------------------------------------------------------------------------

                                             2000          1999
Fair market value of plan assets,
   beginning of year                      $2,066.5       $1,824.2
Actual return on plan assets                 317.4          328.5
Employer contributions                        27.4           22.8
Benefits paid                               (134.2)        (109.0)
                                        ----------------------------
   Fair market value of plan assets,
      end of year                         $2,277.1       $2,066.5
                                        ============================
---------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POSTRETIREMENT HEALTH CARE AND INSURANCE BENEFITS

    The company provides certain health care and life insurance benefits to eligible retired employees. Generally, participants must have 10 years of continuous service after reaching age 45 to become eligible for retiree health care benefits.
    The following table sets forth the accumulated postretirement benefit obligation (APBO) and the total postretirement benefit liability for all company single-employer defined benefit health care and life insurance plans at December 31, (in millions). Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.

                                              2000           1999
Accumulated postretirement
benefit obligation (APBO)                    $400.0         $369.9
Unrecognized prior service benefits            64.6           76.3
Unrecognized net actuarial gains               53.6           79.2
                                           -------------------------
   Total postretirement benefit liability    $518.2         $525.4
                                           =========================
---------------------------------------------------------------------------

    As of December 31, 2000 and 1999, $25.5 million and $19.0 million of these obligations were classified as current liabilities and $492.7 million and $506.4 million were classified as long-term liabilities, respectively.
    Net periodic postretirement benefits expense for company single-employer defined benefit health care and life insurance plans was comprised of the following for each of the three years ended December 31, (in millions):

                                       2000         1999          1998
Service cost (benefits earned
during the year)                      $ 16.8       $ 16.8        $ 13.6
Interest cost on APBO                   27.7         24.0          23.3
Amortization of prior
service benefit                        (11.6)       (11.6)        (11.7)
Amortization of actuarial (gains)       (8.6)       (13.0)         (8.9)
                                    --------------------------------------
Net periodic postretirement
   benefits expense                   $ 24.3       $ 16.2        $ 16.3
                                    ======================================
---------------------------------------------------------------------------

    The following table summarizes the change in the APBO for the two years ended December 31, (in millions):

                                             2000           1999
APBO, beginning of year                     $369.9         $348.1
Service cost                                  16.8           16.8
Interest cost                                 27.7           24.0
Actuarial loss                                17.0            6.5
Benefits paid                                (31.4)         (25.5)
                                          --------------------------
   APBO, end of year                        $400.0         $369.9
                                          ==========================
---------------------------------------------------------------------------

    The key actuarial assumptions used in determining the APBO for the three years ended December 31, follow:

                                        2000           1999           1998
Initial health care inflation rate       9.1%           9.6%           8.7%
Future health care inflation rate        5.4%           5.4%           6.0%
Discount rate                            8.0%           8.0%           7.5%
---------------------------------------------------------------------------

    The initial health care inflation rate is assumed to decline ratably to the future rate over a four-year period beginning in year nine, and then remain stable thereafter.
    If the assumed health care cost trend rate changed by 1%, the APBO as of December 31, 2000 would change by 11%, with a corresponding change of 15% in net periodic postretirement benefits expense.

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

                                        2000           1999           1998
Basic weighted average
   shares outstanding                   906.1          939.0          964.2
Stock option shares                      13.6           14.7           10.8
                                      ---------------------------------------
Diluted weighted average
   shares outstanding                   919.7          953.7          975.0
                                      =======================================
-----------------------------------------------------------------------------

52  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

10. INCOME TAXES

    The provision for income taxes consists of the following for the three years ended December 31, (in millions):

                                       2000            1999           1998
Current tax provision:
   Federal                            $698.1          $615.9         $564.3
   State                               102.0           106.3           93.3
   Foreign                               (.5)             .4           12.2
                                    -----------------------------------------
                                       799.6           722.6          669.8
                                    -----------------------------------------
Deferred tax provision:
   Federal                              25.4            32.3           31.6
   State                                 3.2             4.7            2.9
   Foreign                                .1             3.3            --
                                    -----------------------------------------
                                        28.7            40.3           34.5
                                    -----------------------------------------
Total tax provision                   $828.3          $762.9         $704.3
                                    =========================================
-----------------------------------------------------------------------------

    The deferred tax provision results from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The primary differences relate to accelerated depreciation on fixed assets (tax effect of $14.4 million in 2000, $19.1 million in 1999 and $58.0 million in 1998).
    At December 31, 2000 and 1999, the company had deferred tax liabilities of $1,946.0 million and $1,903.5 million, respectively, primarily related to accelerated depreciation on fixed assets of $1,711.9 billion and $1,688.9 million, respectively.
    At December 31, 2000 and 1999, the company had deferred tax assets of $573.1 million and $558.8 million, respectively, primarily related to accrued postretirement benefits ($195.8 million and $198.5 million, respectively) and other accruals and temporary differences ($377.3 million and $360.3 million, respectively) which are not deductible for tax purposes until paid or utilized.
-----------------------------------------------------------------------------
    A reconciliation between the U.S. federal statutory tax rate and the effective tax rate for the three years ended December 31, is presented below:

                                        2000           1999           1998
Federal statutory tax rate              35.0%          35.0%          35.0%
State taxes, net of federal benefit      3.2            3.6            3.4
Impact of foreign operations              .1             .2             .1
Other items                              (.3)           (.8)           (.5)
                                      ---------------------------------------
   Effective tax rate                   38.0%          38.0%          38.0%
                                      =======================================
-----------------------------------------------------------------------------

11. SUPPLEMENTAL INFORMATION

    Accounts payable include $104.2 million and $124.0 million, respectively, of outstanding checks at December 31, 2000 and 1999.
    Supplemental cash flow information for the three years ended December 31, is presented below (in millions):

CASH PAID DURING THE YEAR:            2000           1999           1998
Interest, net of
interest capitalized                $  304.7       $  286.9       $  263.3
Income taxes                           770.8          706.2          644.3
Excise taxes                         2,042.9        2,016.6        1,966.6
CHANGES IN WORKING CAPITAL:
(Increase)/decrease
in current assets:
   Accounts receivable              $   28.6       $  (18.9)      $  103.3
   Inventories                          15.5           (0.4)         (73.2)
   Other current assets                 16.4          (13.6)          (9.1)
Increase/(decrease) in
current liabilities:
   Accounts payable                      8.2           26.9          113.9
   Accrued salaries, wages
   and benefits                         28.0           15.2           36.6
   Accrued taxes                       (36.8)         (29.4)           9.7
   Other current liabilities           (32.4)          14.4           55.0
                                  -------------------------------------------
Net (increase)/decrease
in working capital                  $   27.5       $   (5.8)      $  236.2
                                  ===========================================
-----------------------------------------------------------------------------

    The components of plant and equipment, net, at December 31, are summarized below (in millions):

                                       2000           1999
   Land                             $   260.5       $  260.8
   Buildings                          3,863.0        3,684.7
   Machinery and equipment           10,386.2        9,921.8
   Construction in progress             642.1          512.3
                                  ----------------------------
                                     15,151.8       14,379.6
Accumulated depreciation             (6,908.0)      (6,415.0)
                                  ----------------------------
   Total plant and equipment, net   $ 8,243.8      $ 7,964.6
                                  ============================
-----------------------------------------------------------------------------

    The components of other assets at December 31, are summarized below (in millions):

                                        2000           1999
   Investment properties              $  120.1       $  119.0
   Goodwill                              413.9          425.0
   Deferred charges                      551.4          518.7
                                    ----------------------------
      Total other assets              $1,085.4       $1,062.7
                                    ============================
-----------------------------------------------------------------------------

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

    The company had commitments for capital expenditures of approximately $263 million at December 31, 2000. Obligations under capital and operating leases are not material.
    The company and certain of its subsidiaries are involved in claims and legal proceedings in which monetary damages and other relief are sought. The company is vigorously contesting these claims. However, resolution of these claims is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of all existing claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations, or liquidity.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               Diluted
                                  Net           Gross            Net          Earnings
                                 Sales          Profit         Income         Per Share
----------------------------------------------------------------------------------------
YEAR ENDED  DEC. 31, 2000
1st Quarter                   $ 2,811.9       $1,032.2       $  350.3          $ .38
2nd Quarter                     3,265.5        1,291.6          477.7            .52
3rd Quarter                     3,397.8        1,388.1          514.5            .56
4th Quarter                     2,786.6          957.6          209.1            .23
                            ----------------------------------------------------------
Annual                        $12,261.8       $4,669.5       $1,551.6          $1.69
                            ==========================================================
----------------------------------------------------------------------------------------
                                                                               Diluted
                                  Net           Gross           Net           Earnings
                                 Sales          Profit         Income         Per Share
----------------------------------------------------------------------------------------
YEAR ENDED  DEC. 31, 1999
1st Quarter                   $ 2,685.2       $  973.1       $  319.1          $ .33
2nd Quarter                     3,080.7        1,216.2          431.0            .45
3rd Quarter                     3,222.3        1,316.8          461.5            .49
4th Quarter                     2,715.5          943.2          190.6            .20
                            ----------------------------------------------------------
Annual                        $11,703.7       $4,449.3       $1,402.2          $1.47
                            ==========================================================
----------------------------------------------------------------------------------------

14. BUSINESS SEGMENTS

    The company categorizes its operations into five business segments:
Domestic Beer, International Beer, Packaging, Entertainment and Other.
    The Domestic Beer segment consists of the company's U.S. beer operations including vertically integrated rice, barley and hops operations.
    The International Beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Mexico, Canada, the United Kingdom, Ireland and China.
    The Packaging segment is comprised of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing, beer crown and closure liner making and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and U.S. soft drink industry customers.
    The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million. The company did not sell or grant license to the SeaWorld name. The sale will be recorded in the first quarter 2001.
    The Other segment is comprised of the company's real estate development, transportation and communications businesses.
    Summarized on the following page is the company's business segment information for 2000, 1999 and 1998 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. Corporate expenses, including net interest expense, are not allocated to operating segments.

54  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

----------------------------------------------------------------------------------------------------------
                               Domestic     Int'l                                  Corp. &
2000                             Beer       Beer       Pkg.      Enter.    Other   Elims(1)      Consol.
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                $11,490.5     647.8    2,012.2      837.9    122.8    (814.6)     $14,296.6
   Net sales - external       $ 9,559.5     544.0    1,223.8      837.9     96.6       --       $12,261.8
   Net sales - intersegment   $     --        --       788.4        --      26.2    (814.6)     $     --
   Depreciation &
      amortization            $   555.0      19.7       87.9       94.3      5.6      41.0      $   803.5
   Income before income
      taxes                   $ 2,490.3      33.2       87.8      114.5     15.5    (561.4)     $ 2,179.9
   Equity income, net of tax  $     --      200.0        --         --       --        --       $   200.0
   Net income                 $ 1,544.0     220.6       54.4       71.0      9.6    (348.0)     $ 1,551.6
BALANCE SHEET INFORMATION:
   Total assets               $ 7,474.3   2,492.3      869.2    1,387.3    206.1     655.3      $13,084.5
   Equity method investments  $     --    1,949.3        --         --       --        --       $ 1,949.3
   Foreign-located fixed
      assets                  $     --      213.1        --         --       --        --       $   213.1

   Capital expenditures       $   744.7      21.2      125.9      128.6     17.1      37.0      $ 1,074.5
----------------------------------------------------------------------------------------------------------
                               Domestic     Int'l                                  Corp. &
1999                             Beer       Beer       Pkg.      Enter.    Other   Elims(1)      Consol.
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                $10,966.8     763.3    1,941.9      750.5    120.2    (819.4)     $13,723.3
   Net sales - external       $ 9,088.2     622.3    1,151.2      750.5     91.5       --       $11,703.7
   Net sales - intersegment   $     --        --       790.7        --      28.7    (819.4)     $     --
   Depreciation &
      amortization            $   535.5      20.2       94.6       89.7      6.1      30.9      $   777.0
   Income before income
      taxes                   $ 2,268.8     (19.5)     149.8      111.9     12.4    (515.8)     $ 2,007.6
   Equity income, net of tax  $     --      157.5        --         --       --        --       $   157.5
   Net income                 $ 1,406.7     145.4       92.9       69.4      7.7    (319.9)     $ 1,402.2
BALANCE SHEET INFORMATION:
   Total assets               $ 7,183.9   2,439.6      843.6    1,360.4    197.0     615.9      $12,640.4
   Equity method investments  $     --    1,787.9        --         --       --        --       $ 1,787.9
   Foreign-located fixed
      assets                  $     --      221.4        --         --       --        --       $   221.4
   Capital expenditures       $   563.2      45.3       49.7      162.6     13.5      31.0      $   865.3
----------------------------------------------------------------------------------------------------------
                               Domestic     Int'l                                  Corp. &
1998                             Beer       Beer       Pkg.      Enter.    Other   Elims(1)      Consol.
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                $10,391.6     809.1    1,842.0      760.8    147.0    (742.6)     $13,207.9
   Net sales - external       $ 8,569.9     668.7    1,127.4      760.8    119.0       --       $11,245.8
   Net sales - intersegment   $     --        --       714.6        --      28.0    (742.6)     $     --
   Depreciation &
      amortization            $   498.9      14.6      102.6       90.3      6.1      25.9      $   738.4
   Income before income
      taxes                   $ 2,018.0      10.1      148.2      116.6      9.9    (450.2)     $ 1,852.6
   Equity income, net of tax  $     --       85.0        --         --       --        --       $    85.0
   Net income                 $ 1,251.2      91.3       91.9       72.3      6.1    (279.5)     $ 1,233.3
BALANCE SHEET INFORMATION:
   Total assets               $ 7,078.5   2,340.9      874.1    1,283.1    211.0     696.7      $12,484.3
   Equity method investments  $     --    1,662.6        --         --       --        --       $ 1,662.6
   Foreign-located fixed
      assets                  $     --      202.1        --         --       --        --       $   202.1
   Capital expenditures       $   514.1      82.9       81.4       97.2      9.9      32.0      $   817.5
----------------------------------------------------------------------------------------------------------

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales.


                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT   55

F I N A N C I A L  S U M M A R Y  --  O P E R A T I O N S
Anheuser-Busch Companies and Subsidiaries

----------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                    2000              1999              1998
----------------------------------------------------------------------------------------------------
Barrels of A-B beer brands sold worldwide                105.6             102.9              99.8
                                                   =================================================
Gross sales                                          $14,296.6         $13,723.3         $13,207.9
   Excise taxes                                       (2,034.8)         (2,019.6)         (1,962.1)
                                                   -------------------------------------------------
Net sales                                             12,261.8          11,703.7          11,245.8
   Cost of products and services                      (7,592.3)         (7,254.4)         (7,162.5)
                                                   -------------------------------------------------
Gross profit                                           4,669.5           4,449.3           4,083.3
   Marketing, distribution and administrative
      expenses                                        (2,174.8)         (2,147.0)         (1,958.0)
   Gain on sale of St. Louis Cardinals                     --                --                --
   Shutdown of Tampa brewery                               --                --                --
   Restructuring charge                                    --                --                --
                                                   -------------------------------------------------
Operating income                                       2,494.7           2,302.3           2,125.3
   Interest expense                                     (348.2)           (307.8)           (291.5)
   Interest capitalized                                   33.3              18.2              26.0
   Interest income                                         1.1               4.3               5.8
   Other income/(expense), net                            (1.0)             (9.4)            (13.0)
                                                   -------------------------------------------------
Income before income taxes                             2,179.9           2,007.6           1,852.6
   Provision for income taxes (current
      and deferred)                                     (828.3)           (762.9)           (704.3)
   Revaluation of deferred tax liability under
      FAS 109                                              --                --                --
   Equity income, net of tax                             200.0             157.5              85.0
                                                   -------------------------------------------------
Income from continuing operations                      1,551.6           1,402.2           1,233.3
Income/(loss) from discontinued operations                 --                 --                --
                                                   -------------------------------------------------
Income before accounting changes                       1,551.6           1,402.2           1,233.3
Cumulative effect of accounting changes                    --                --                --
                                                   -------------------------------------------------
   Net income                                        $ 1,551.6         $ 1,402.2         $ 1,233.3
                                                   =================================================
Basic Earnings Per Share:
Income from continuing
   operations                                        $    1.71             $1.49         $    1.28
Income/(loss) from discontinued operations                 --                --                --
                                                   -------------------------------------------------
Income before accounting changes                          1.71              1.49              1.28
Cumulative effect of accounting changes                    --                --                --
                                                   -------------------------------------------------
   Net income                                        $    1.71         $    1.49         $    1.28
                                                   =================================================
Diluted Earnings Per Share:
Income from continuing
   operations                                        $    1.69         $    1.47         $    1.27
Income/(loss) from discontinued operations                 --                --                --
                                                   -------------------------------------------------
Income before accounting changes                          1.69              1.47              1.27
Cumulative effect of accounting changes                    --                --                --
                                                   -------------------------------------------------
   Net income                                        $    1.69         $    1.47         $    1.27
                                                   =================================================
Cash dividends paid on common stock                  $   571.0         $   544.7         $   521.0
   Per share                                               .63               .58               .54
Weighted average number of common shares:
   Basic                                                 906.1             939.0             964.2
   Diluted                                               919.7             953.7             975.0
----------------------------------------------------------------------------------------------------------

All share and per share information reflects the two-for-one stock splits effective September 18, 2000 and September 12, 1996 and the 1997 adoption of
FAS 128, "Earnings per Share." All information has been restated to recognize the 1995 divestiture of the Food Products segment.

Note 1: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.

Note 2: 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and $1.10, respectively.

56  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT



--------------------------------------------------------------------------------------------------------------
     1997           1996          1995          1994         1993          1992           1991        1990
--------------------------------------------------------------------------------------------------------------
       96.6           95.1          90.9          91.3         89.7          88.9           87.9        88.1
 ==============================================================================================================
  $12,832.4      $12,621.5     $12,004.5     $11,705.0    $11,147.3     $11,008.6      $10,631.9    $9,716.1
   (1,766.2)      (1,737.8)     (1,664.0)     (1,679.7)    (1,679.8)     (1,668.6)      (1,637.9)     (868.1)
--------------------------------------------------------------------------------------------------------------
   11,066.2       10,883.7      10,340.5      10,025.3      9,467.5       9,340.0        8,994.0     8,848.0
   (7,096.9)      (6,964.6)     (6,791.0)     (6,492.1)    (6,167.6)     (6,051.8)      (5,953.5)   (5,963.4)
--------------------------------------------------------------------------------------------------------------
    3,969.3        3,919.1       3,549.5       3,533.2      3,299.9       3,288.2        3,040.5     2,884.6

   (1,916.3)      (1,890.0)     (1,756.6)     (1,679.9)    (1,612.1)     (1,583.7)      (1,409.5)   (1,364.9)
        --            54.7           --            --           --            --             --          --
        --             --         (160.0)          --           --            --             --          --
        --             --            --            --        (401.3)          --             --          --
--------------------------------------------------------------------------------------------------------------
    2,053.0        2,083.8 (2)   1,632.9 (3)   1,853.3      1,286.5 (4)   1,704.5        1,631.0     1,519.7
     (261.2)        (232.8)       (225.9)       (219.3)      (205.1)       (194.6)        (234.0)     (277.2)
       42.1           35.5          24.3          21.8         35.2          46.9           45.6        52.5
        7.9            9.4           9.9           2.6          3.4           4.4            6.6         4.3
       (9.3)          (3.0)         20.5          17.6         21.0          (2.5)           1.3       (16.5)
--------------------------------------------------------------------------------------------------------------
    1,832.5        1,892.9 (2)   1,461.7 (3)   1,676.0      1,141.0 (4)   1,558.7        1,450.5     1,282.8

     (703.6)        (736.8)       (575.1)       (661.5)      (452.6)       (594.6)        (549.6)     (481.4)

        --             --            --            --         (31.2)          --             --          --
       50.3            --            --            --           --            --             --          --
--------------------------------------------------------------------------------------------------------------
    1,179.2        1,156.1 (2)     886.6 (3)   1,014.5        657.2 (4)     964.1          900.9       801.4
        --            33.8        (244.3)         17.6        (62.7)         30.1           38.9        41.0
--------------------------------------------------------------------------------------------------------------
    1,179.2        1,189.9         642.3       1,032.1        594.5         994.2          939.8       842.4
      (10.0) (1)       --            --            --           --          (76.7) (1)       --          --
-------------------------------------------------- ------------------------------------------------------------
  $ 1,169.2      $ 1,189.9     $   642.3     $ 1,032.1    $   594.5     $   917.5      $   939.8    $  842.4
==============================================================================================================


  $    1.19      $    1.16     $     .86     $     .96    $     .60     $     .85      $     .79    $    .71
        --             .03          (.23)          .02         (.05)          .02            .03         .03
--------------------------------------------------------------------------------------------------------------
       1.19           1.19           .63           .98          .55           .87            .82         .74
       (.01) (1)       --            --            --           --           (.06) (1)       --          --
--------------------------------------------------------------------------------------------------------------
  $    1.18      $    1.19     $     .63     $     .98    $     .55     $     .81      $     .82    $    .74
==============================================================================================================


  $    1.18      $    1.14 (2) $     .85 (3) $     .95    $     .60 (4) $     .84      $     .78    $    .70
        --             .03          (.23)          .02         (.05)          .02            .03         .03
--------------------------------------------------------------------------------------------------------------
       1.18           1.17           .62           .97          .55           .86            .81         .73
       (.01) (1)       --            --            --           --           (.06) (1)       --          --
--------------------------------------------------------------------------------------------------------------
  $    1.17      $    1.17     $     .62     $     .97    $     .55     $     .80      $     .81    $    .73
 ==============================================================================================================
  $   492.6      $   458.9     $   429.5     $   398.8    $   370.0     $   338.3      $   301.1    $  265.0
        .50            .46           .42           .38          .34           .30            .26         .23

      985.3          998.2       1,021.7       1,049.2      1,088.7       1,127.3        1,136.0     1,127.5
      999.4        1,021.2       1,048.8       1,076.1      1,117.2       1,163.3        1,171.6     1,158.8
--------------------------------------------------------------------------------------------------------------

Note 3: 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million and $.99, respectively.

Note 4: 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million, pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million, after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $.84, respectively.


                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  57

F I N A N C I A L S U M M A R Y -- B A L A N C E S H E E T A N D O T H E R I N F O R M A T I O N
Anheuser-Busch Companies and Subsidiaries


-----------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AND STATISTICAL DATA)      2000            1999            1998
-----------------------------------------------------------------------------------------------------
Balance Sheet Information:
   Working capital (deficit)                            $  (127.8)      $  (350.4)       $   (89.9)
   Current ratio                                              0.9             0.8              0.9
   Debt                                                   5,374.5         5,122.9          4,718.6
   Shareholders equity                                    4,128.9         3,921.5          4,216.0
   Return on shareholders equity                             38.5%           34.5%            29.9%
   Debt to total capitalization ratio                        56.6%           56.6%            52.8%
   Book value per share                                      4.57            4.25             4.42
   Total assets                                          13,084.5        12,640.4         12,484.3
Other Information:
   Capital expenditures                                 $ 1,074.5       $   865.3        $   817.5
   Price/earnings ratio                                      26.9            24.1             25.9
   Market price range of common stock
      (high and low closing)                          49.81-27.47     40.81-32.59      34.13-21.72
-----------------------------------------------------------------------------------------------------

All share and per share information reflects the two-for-one stock splits effective September 18, 2000 and September 12, 1996. All information has been restated to recognize the 1995 divestiture of the Food Products segment.


58  ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT

---------------------------------------------------------------------------------------------------------------
     1997           1996          1995            1994         1993         1992           1991         1990
---------------------------------------------------------------------------------------------------------------

  $    83.2       $    34.9     $   268.6       $    57.0   $   (41.3)    $  247.8       $  107.9     $  (62.8)
        1.1             1.0           1.2             1.0         1.0          1.2            1.1          0.9
    4,365.6         3,270.9       3,270.1         3,066.4     3,019.7      2,630.3        2,627.9      3,115.8
    4,041.8         4,029.1       4,433.9         4,415.5     4,255.5      4,620.4        4,438.1      3,679.1
       29.2%(1)        30.0%(2)      25.0%(3)        29.9%       18.8%(4)     27.6%(1)       30.2%        34.0%
       51.9%           44.8%         47.1%           47.3%       47.3%        42.0%          43.9%        54.5%
       4.15            4.05          3.61            3.32        3.35         3.25           2.95         2.30
   11,727.1        10,463.6      10,590.9        10,547.4    10,267.7      9,954.9        9,642.5      9,274.2

  $ 1,199.3       $ 1,084.6     $   952.5       $   662.8   $   656.3     $  628.8       $  625.5     $  805.3
       18.6 (1)        17.6 (2)      19.6 (3)        13.1        22.6 (4)     16.9 (1)       18.9         14.6

23.94-19.75     21.44-16.25      17-12.69     13.81-11.75       15-11     15.13-13     15.38-9.88   11.25-8.56
---------------------------------------------------------------------------------------------------------------

Note 1: Ratios calculated based on income from continuing operations before the cumulative effect of accounting changes.

Note 2: Ratios calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

Note 3: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

Note 4: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax
        FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.

                             ANHEUSER-BUSCH COMPANIES  2000 ANNUAL REPORT  59