Form 10-K, Exhibit 13
period 2001-12-31
ANHEUSER BUSCH COMPANIES INC
filed 2002-03-27
CIK 310569

                                                                    EXHIBIT 13

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF OPERATIONS AND FINANCIAL CONDITION


INTRODUCTION

    This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended Dec. 31, 2001. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this annual report.
    This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but such expectations may change. These expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in U.S. demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in raw materials prices; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements. If the company determines to update any forward-looking statement, it will do so publicly. No private statements by the company or its personnel should be interpreted as updating forward-looking statements.

OBJECTIVES

    Anheuser-Busch remains focused on its three major objectives to enhance shareholder value:

* Increasing domestic per barrel profitability which, when combined with continued market share growth, will provide the base for solid long-term earnings per share growth.

* Profitable expansion of the international beer segment by making selected investments in leading brewers in key international beer growth markets, and building the Budweiser brand worldwide. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and operates breweries in China and the United Kingdom.

    The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, as well as a 20% equity position in Compania Cervecerias Unidas (CCU), the leading brewer in Chile.

* Continued growth in profit and free cash flow in packaging and entertainment operations. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values, commitment to quality and social responsibility to approximately 21 million visitors annually.


34  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

OPERATING RESULTS

    In a difficult economic environment, Anheuser-Busch continues to realize consistent and dependable earnings growth, and has now achieved thirteen consecutive quarters of strong double-digit earnings per share growth. Anheuser-Busch is a simple, straightforward consumer products company with significant competitive strengths which enable it to achieve these consistently strong results. Strong growth in domestic revenue per barrel has driven significantly enhanced profit margins, increasing return on capital employed another 70 basis points in 2001.
    In addition, the international beer segment once again made a considerable contribution to earnings per share growth in 2001 (20% plus) through the strong performance of the company's equity partner Grupo Modelo, and significant increases in volume and profits on the sale of Anheuser-Busch products overseas.
    Comparisons of key operating results for the last three years are summarized in the following tables.

-------------------------------------------------------------------------------------------
COMPARISON OF OPERATING RESULTS ($ IN MILLIONS, EXCEPT PER SHARE)
-------------------------------------------------------------------------------------------
                                     2001              2000               2001 VS. 2000
Gross sales                        $14,973           $14,534             $439        3.0%
Net sales                          $12,911           $12,499             $412        3.3%
Operating income                    $2,723            $2,495             $228        9.2%
Equity income, net of tax             $240              $200              $40       20.1%
Net income                          $1,705            $1,552             $153        9.9%
Diluted earnings per share           $1.89             $1.69             $.20       11.8%
-------------------------------------------------------------------------------------------
                                     2000              1999               2000 VS. 1999
Gross sales                        $14,534           $13,915             $619        4.5%
Net sales                          $12,499           $11,895             $604        5.1%
Operating income                    $2,495            $2,302             $193        8.4%
Equity income, net of tax             $200              $158              $42       27.0%
Net income                          $1,552            $1,402             $150       10.7%
Diluted earnings per share           $1.69             $1.47             $.22       15.0%
-------------------------------------------------------------------------------------------
                                     1999              1998               1999 VS. 1998
Gross sales                        $13,915           $13,343             $572        4.3%
Net sales                          $11,895           $11,380             $515        4.5%
Operating income                    $2,302            $2,125             $177        8.3%
Equity income, net of tax             $158               $85              $73       85.2%
Net income                          $1,402            $1,233             $169       13.7%
Diluted earnings per share           $1.47             $1.27             $.20       16.2%
-------------------------------------------------------------------------------------------

BEER VOLUME SALES

    Total worldwide beer sales volume results for the last three years are summarized in the following table:

-------------------------------------------------------------------------------------------
WORLDWIDE BEER SALES VOLUME (MILLIONS OF BARRELS)
-------------------------------------------------------------------------------------------
                                                     2001           2000          CHANGE
Domestic                                              99.5           98.3         1.2%
International                                          7.7            7.3         6.1%
                                                    ---------------------------------------
  Worldwide A-B brands                               107.2          105.6         1.5%
International equity partner brands                   17.2           15.7         9.7% (1)
                                                    ---------------------------------------
  Total brands                                       124.4          121.3         2.6% (1)
                                                    =======================================

(1) Normalized to exclude incremental volume contributed by the 2001 acquisition of CCU,
    Equity Partner Brands volume increased 4.9%, and Total Brands volume increased 2.0%, for 2001 vs. 2000.

-------------------------------------------------------------------------------------------
                                                     2000           1999          CHANGE
Domestic                                              98.3           95.7         2.7%
International                                          7.3            7.2         1.3%
                                                    ---------------------------------------
  Worldwide A-B brands                               105.6          102.9         2.6%
International equity partner brands                   15.7           15.1         3.9% (2)
                                                    ---------------------------------------
  Total brands                                       121.3          118.0         2.8% (2)
                                                    =======================================

(2) Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, Equity Partner Brands volume increased 6.2%, and Total Brands volume increased 3.1%, for 2000 vs. 1999.

-------------------------------------------------------------------------------------------
                                                     1999           1998          CHANGE
Domestic                                              95.7           92.7         3.2%
International                                          7.2            7.1         1.2%
                                                    ---------------------------------------
  Worldwide A-B brands                               102.9           99.8         3.1%
International equity partner brands                   15.1           11.2        34.7%
                                                    ---------------------------------------
  Total brands                                       118.0          111.0         6.3%
                                                    =======================================
-------------------------------------------------------------------------------------------

    Worldwide Anheuser-Busch brands volume is comprised of domestic volume and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company breweries in China and the United Kingdom and under various license and contract brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total Brands sales volume combines worldwide Anheuser-Busch brand volume with the company's pro rata share of volume in international equity partners Grupo Modelo and CCU. Total Brands also includes Anheuser-Busch's equity share of former Brazilian brewer Antarctica's beer volume through July 1999. The company sold its equity investment back to Antarctica in July 1999.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  35

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

SALES

    In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. These items were previously offset for zero impact within Cost of Products and Services. The company now presents these items separately as Sales and Cost of Products and Services.
    This change has a minor impact on revenue and profit margins growth, and has no impact on cash flow, operating income, net income and earnings per share. For comparability, prior year information has been recast to conform to the 2001 presentation.

     [SALES* (1997-2001 -- COMPARES GROSS SALES AND NET SALES) -- GRAPH]

            *  THE DIFFERENCE BETWEEN GROSS SALES AND NET SALES
               REPRESENTS BEER EXCISE TAXES.

SALES -- 2001 VS. 2000

    Anheuser-Busch achieved record gross sales of $15.0 billion and record net sales of $12.9 billion in 2001, representing increases of 3.0%, and 3.3%, respectively, compared to 2000. These increases were principally due to increased domestic revenue per barrel and higher domestic beer sales volume, plus sales increases from the international beer and entertainment segments. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $266.8 million. The difference between gross and net sales represents beer excise taxes of $2.1 billion.
    Domestic revenue per barrel growth exceeded expectations throughout 2001, growing 3.0% for the full year. This growth reflects the continued favorable pricing environment and Anheuser-Busch's successful strategy of balancing pricing increases and market share gains. Revenue per barrel has now increased by 2% or more for 13 consecutive quarters, including increases of over 2.5% for the last six quarters. The consistent increases in revenue per barrel over the past three years reflect the company's sharp focus on beer profit margin growth and earnings. For 2002, the outlook for continued increases in revenue per barrel remains favorable.
    Consistent with the company's practice of implementing annual revenue enhancement initiatives in two phases, the company successfully implemented the first stage of planned 2002 revenue enhancements at the beginning of October 2001 in markets representing just over 40% of domestic volume. The company implemented the second stage of pricing actions on another 25% of domestic volume in February 2002. These revenue initiatives have again been tailored to specific markets, brands and packages and consist primarily of front-line price increases, but also include discount reductions in some markets. Initial results are encouraging, consistent with results seen in recent years.
    Domestic beer sales-to-wholesalers volume increased 1.2% for full year 2001, to 99.5 million barrels, compared to prior year. Wholesaler sales-to-retailers grew 1.8% for the full year 2001. The Bud Family led the increases in sales to wholesalers and to retailers. Bud Light continued its strong sales performance in 2001 and is now the No. 1 selling beer brand in the United States, followed by Budweiser, which continues to be the No. 1 beer brand in the world.
    Anheuser-Busch's 2001 success was made possible by the company's ability to capitalize on continued favorable domestic industry fundamentals and the ongoing strong performance by our international beer segment. Gross and operating profit margins increased 100 and 110 basis points for the year, respectively, compared to 2000. The company has the highest quality products in the industry, which, in conjunction with brand strength and successful pricing strategies, provides a solid foundation for future growth. The company expects to again accomplish its double-digit earnings per share growth objective in 2002, with a current target of 10% to 12% growth. Longer-term, the company remains confident in its ability to consistently achieve double-digit earnings per share growth.
    Worldwide Anheuser-Busch brand sales volume for 2001 grew 1.5%, to 107.2 million barrels, compared to full year 2000. Total Brands sales volume was
124.4 million barrels for the year, up 2.6%.
    International beer volume, excluding Modelo and CCU, grew 6.1% for the full year, to 7.7 million barrels, due primarily to solid volume growth in Canada and China.
    The company's domestic market share (excluding exports) for 2001 was 48.8%, an increase of 0.3 percentage points over 2000 market share of 48.5%. Domestic market share is determined based on industry sales estimates provided by the Beer Institute and the U.S. Department of Commerce. The company has led the U.S. brewing industry in sales volume and market share since 1957.


36  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

SALES -- 2000 VS. 1999

    Anheuser-Busch achieved gross sales of $14.5 billion and net sales of $12.5 billion in 2000, representing increases of 4.5% and 5.1%, respectively, compared to 1999. The primary factors responsible for these increases were increased domestic revenue per barrel and higher domestic beer sales volume, partially offset by lower international beer sales resulting from the conversion of the company's 90%-owned Japan joint venture into an exclusive licensing arrangement. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $237.6 million. The difference between gross and net sales in 2000 is beer excise taxes of $2.03 billion.
    Domestic revenue per barrel grew 2.5% for the full year 2000 compared to 1999.
    Domestic beer sales-to-wholesalers increased 2.7%, to 98.3 million barrels, for full year 2000. Domestic volume growth was led by the Bud Family, with Bud Light registering double-digit growth. Domestic sales-to-retailers were up 2.5% for 2000 compared to 1999.
    Worldwide Anheuser-Busch brand sales volume grew to 105.6 million barrels, up 2.6% for 2000 compared to 1999. Total Brands sales volume was
121.3 million barrels, up 2.8% for the year. Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner volume increased 6.2% for the year, and Total Brands sales volume increased 3.1%.
    The company's reported domestic market share (excluding exports) for 2000 was 48.5%, an increase of 1.0 share points over 1999 market share of 47.5%. Industry estimates provided by the Beer Institute for market share calculations were not adjusted for the impact of a wholesaler inventory reduction initiated by Miller Brewing Company in the fourth quarter of 2000.
    International beer volume (excluding foreign equity investment volume) grew 1.3% in 2000, due primarily to growth in Canada and China, partially offset by lower volume in the United Kingdom.

SALES -- 1999 VS. 1998

    Anheuser-Busch achieved gross sales of $13.9 billion and net sales of $11.9 billion in 1999, increasing over 1998 amounts by 4.3% and 4.5%, respectively. These increases are primarily due to higher domestic beer volume and higher revenue per barrel. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $191.2 million. The difference between gross and net sales for 1999 is beer excise taxes of $2.02 billion.
    Domestic revenue per barrel grew nearly 3% in 1999 compared to 1998. Domestic beer shipments-to-wholesalers grew to 95.7 million barrels in
1999, an increase of 3.0 million barrels or 3.2% over 1998. Each of the company's core brand families contributed to domestic volume growth. Wholesaler sales-to-retailers grew 3.3% for full year 1999.
    Worldwide Anheuser-Busch beer brands shipments grew to 102.9 million barrels for 1999, up 3.1% compared to 1998, the first time in history a company has sold over 100 million barrels of its beer brands in a single year. Total Brands sales volume in 1999 was 118.0 million barrels, up 6.3% over 1998.
    The company's domestic market share (excluding exports) for 1999 was 47.5%, an increase of 0.7 percentage points over 1998 market share of 46.8%.
    International beer volume (excluding foreign equity investment volume) was up 1.2% for the year 1999 compared to 1998, to 7.2 million barrels. The increase was due primarily to gains in the Americas, Ireland and Continental Europe, partially offset by weakness in Asia (principally in Japan), and lower sales in the United Kingdom.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  37

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

COST OF PRODUCTS AND SERVICES

    The company continuously strives to drive costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and Wholesaler Support Centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs through better systemwide coordination with its network of independent wholesalers. Cost of products and services includes pass-through finished goods delivery costs reimbursed by customers of $266.8 million in 2001, $237.6 million in 2000 and $191.2 million in 1999.
    Cost of products and services was $7.95 billion for 2001, an increase of 1.5%, compared to 2000. The increase in cost of products and services is principally due to higher domestic beer volume, higher energy costs and increased packaging material costs, including the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. Gross profit as a percentage of net sales was 38.4% for 2001, an increase of 100 basis points compared to 2000, principally reflecting higher domestic beer margins.
    Cost of products and services was $7.83 billion for 2000, an increase of 5.2%, compared to 1999. The increase in cost of products and services is principally due to higher domestic beer volume, and increased costs at the company's entertainment, can manufacturing and commodity aluminum recycling businesses. Gross profit as a percentage of net sales was 37.4% for 2000, even compared to 1999.
    Cost of products and services was $7.45 billion in 1999, an increase of 2.0%, vs. 1998. The increase in the cost of products and services in 1999 is primarily due to higher domestic beer volume and higher costs at the company's packaging operations. Gross profit as a percentage of net sales for 1999 was 37.4%, an increase of 150 basis points vs. 1998.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

    Marketing, distribution and administrative expenses for 2001 were $2.26 billion, an increase of 3.7% vs. 2000. The increase in these expenses in 2001 is principally due to higher domestic beer marketing costs, higher distribution costs related to the acquisition of a wholesaler in California, and higher administrative costs.
    Marketing, distribution and administrative expenses for 2000 were $2.17 billion, an increase of 1.3% vs. 1999. The increase is due to higher marketing expenses for the domestic beer segment, higher one-time marketing costs for the entertainment segment related to the opening of the Discovery Cove park and higher general and administrative costs, significantly offset by lower international beer marketing expenses in Japan due to converting the company's joint venture to an exclusive licensing agreement.
    Marketing, distribution and administrative expenses for 1999 were $2.15 billion, an increase of 9.7% compared with 1998. The increase is primarily attributable to higher domestic marketing and sales promotion spending in support of the Bud Family, increased spending on consumer awareness and education programs and higher general and administrative costs.

OPERATING INCOME

    Operating income represents the measure of the company's financial performance before net interest cost, other non-operating items and equity income.
    Operating income increased 9.2% vs. 2000, reflecting higher revenue per barrel and increased domestic beer sales volume, along with improved results for international beer, packaging and entertainment operations.
    Operating profit for international beer increased 76% for 2001 due to continued strong volume gains in China and Canada. The company's operations in the United Kingdom and Ireland also contributed to the profit increase.


                   [OPERATING INCOME (1997-2001) -- GRAPH]


38  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    Operating profits for the packaging segment were up 6% for the year, reflecting reduced manufacturing costs partially offset by lower soft drink can pricing and the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. This comparison excludes an unfavorable adjustment related to the company's label manufacturing business in 2000. Reported operating profits for the packaging segment increased 22% in 2001.
    Entertainment segment operating profits for the year increased 14% vs. the prior year primarily due to increased attendance, increased in-park spending and a full year of Discovery Cove operations in 2001 vs. a partial year in 2000. These results exclude the impact of SeaWorld Cleveland operating results and related gain on the sale of the park. Reported operating profits for the entertainment segment (including SeaWorld Cleveland) increased 29%.
    Operating income in 2000 was $2.49 billion, an increase of 8.4% compared to 1999, primarily due to the domestic beer company's strong revenue per barrel and volume performance as well as improved results from international beer operations.
    The international beer segment's net income in 2000 increased 52% compared to 1999, due to a strong performance by Grupo Modelo and improved international operating results. International beer operating profits in 2000, excluding Modelo, improved compared to 1999 on volume gains in China and, due to the conversion of the company's joint venture into a licensing agreement, lower operating costs in Japan.
    Packaging segment operating profits were down 41% for 2000 compared to 1999, reflecting lower conversion pricing on Metal Container's beer and soft drink can sales and a $14 million adjustment related to prior year accounting errors at the company's label manufacturing business in Clarksville, Tenn. Excluding the label manufacturing adjustment, operating profits for the packaging segment were down 32% for the year.
    Entertainment segment operating results, excluding start-up costs associated with Discovery Cove, which began operations in July 2000, were up 7.6% for 2000 due primarily to strong attendance in the Florida market. Reported operating profits for the entertainment segment increased 2.3% for the year.
    Operating income for 1999 was $2.30 billion, an increase of $177 million, or 8.3%, compared to 1998. The increase in operating income for the year is primarily due to strong domestic beer performance driven by higher domestic beer sales volume and revenue per barrel.
    Net income for Anheuser-Busch's international beer segment was up 59% in 1999 due to Modelo's strong performance and Anheuser-Busch's increased ownership level in Modelo resulting from the purchase of an additional
13.25% equity interest in September 1998. However, international beer operating results, which exclude Modelo, declined for the year to a loss of $19.5 million, including one-time costs associated with the termination of a production joint venture in Brazil, the impact of a bottle recall in Europe and the conversion of the joint venture in Japan into a license agreement.
    Performance of the company's packaging operations in 1999 was level with 1998.
    Theme park operating results for 1999 were up slightly from the prior year, excluding start-up costs for Discovery Cove. Including Discovery Cove, reported operating results for the entertainment segment declined 4% vs. prior year.

NET INTEREST COST

    Net interest cost (interest expense less interest income) was $360.1 million for 2001, $347.1 million for 2000 and $303.5 million for 1999, representing increases of 3.7%, 14.4%, and 6.2%, respectively, compared to prior years. These increases primarily result from higher average outstanding debt balances compared to prior years. The impact of a higher debt balance was partially offset by lower interest rates throughout 2001 and 1999. Average interest rates increased in 2000. See the Liquidity and Cash Flows section of this discussion for additional information.

INTEREST CAPITALIZED

    Interest capitalized was $26.9 million in 2001, $33.3 million in 2000 and $18.2 million in 1999. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the timing of capital spending and project completion dates.

OTHER INCOME/EXPENSE, NET

    Other income/expense, net includes earnings from the company's limited partner basis investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $12.2 million in 2001, $1.0 million in 2000 and $9.4 million in 1999.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  39

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

EQUITY INCOME, NET OF TAX

    Equity income, net of tax, increased 20%, to $240.1 million for 2001, compared with 2000 equity income of $200 million. Equity income in 2000 represents a 27% increase compared to 1999 equity income of $157.5 million, which increased 85% compared to 1998.
    These increases are primarily based on Grupo Modelo's strong underlying pricing and volume performance. The increase in equity income in 1999 vs. 1998 was favorably impacted by Anheuser-Busch's increased ownership level throughout 1999 and the adverse impact of hyperinflation accounting for the Mexican peso in 1998.

NET INCOME

    The company earned net income of $1.7 billion in 2001, an increase of 9.9% over $1.55 billion in 2000. Net income for 2000 increased $149.4 million, or 10.7%, vs. 1999 net income of $1.40 billion, which increased 13.7%, vs. 1998.
    The company's effective tax rate was 38.4% in 2001 compared to 38.0% in 2000 and 1999. The increase in 2001 is primarily due to the write-off of goodwill associated with the sale of SeaWorld Cleveland.

DILUTED EARNINGS PER SHARE

    Diluted earnings per share were $1.89 for 2001, an increase of 11.8% vs. 2000 earnings per share of $1.69. Diluted earnings per share for 2000 represent an increase of 15% over 1999 earnings per share of $1.47, which had increased $.20, or 16.2%, compared to 1998. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 28.2 million common shares in both 2001 and 2000, and 37.8 million in 1999.
    See Note 7 for a complete summary of common stock activity.


              [DILUTED EARNINGS PER SHARE (1997-2001) -- GRAPH]

               1 BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE.


EMPLOYEE-RELATED COSTS

    Employee-related costs totaled $1.98 billion in 2001, an increase of 3.6%, vs. 2000 costs of $1.92 billion. Employee-related costs for 2000 increased 2.0%, vs. 1999 costs of $1.88 billion, which increased 2.2% compared to 1998. The changes in employee-related costs reflect normal increases in salaries, wages and benefit levels.
    Salaries and wages comprise the majority of employee-related costs and totaled $1.61 billion in 2001, an increase of 1.8% vs. 2000. Salaries and wages totaled $1.58 billion in 2000, an increase of 2.6%, compared to 1999 costs of $1.54 billion, which increased 1.4% vs. 1998. The remainder of employee-related costs consists of pension, life insurance, health care benefits and payroll taxes.
    The company had 23,432 full-time employees in 2001. Full-time employees numbered 23,725 and 23,645 in 2000 and 1999, respectively.


                [EMPLOYEE-RELATED COSTS (1997-2001) -- GRAPH]


TAXES

    In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, including beer excise taxes. Taxes applicable to 2001 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.2 billion, an increase of 3.9% vs. total taxes in 2000 of $3.1 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 2000 increased 2.7% compared to 1999 total taxes of $3.0 billion, which increased 3.9% compared to 1998.


40  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

    Anheuser-Busch's strong financial profile allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:

* Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and capacity in its existing operations, and intends to make selected equity investments in leading international brewers in higher growth markets.

* Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends in each of the last 68 years, and has repurchased approximately 3% of outstanding shares annually for over 10 years.

    Anheuser-Busch manages its cash flow to total debt ratio to maintain its strong Single A credit ratings of A1 and A+, from Moody's and Standard and Poor's, respectively. The company considers its ratio of cash flow to total debt to be a key measure of ongoing liquidity, and targets a ratio in the 30% to 40% range. The company uses its share repurchase program to manage its leverage position. The cash flow to total debt ratio was 38.5% in 2001, 41.6% in 2000 and 41.8% in 1999.


[OPERATING CASH FLOW (1997-2001 -- BEFORE CHANGE IN WORKING CAPITAL) -- GRAPH]


SOURCES AND USES OF CASH

    The company's primary sources of liquidity are cash provided from operations and financing activities. Principal uses of cash are capital expenditures, share repurchases, dividends and business investments. The company uses debt financing to lower its overall cost of capital, thereby increasing the company's return on equity. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 2001, 2000 and 1999 is presented in the Consolidated Statement of Cash Flows and Note 11.
    Cash flow from operating activities is projected to exceed the company's funding requirements for anticipated capital expenditures. However, the combination of capital spending, dividend payments and share repurchases, plus possible additional investments in international brewers, are likely to require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.


           [RATIO OF CASH FLOW TO TOTAL DEBT (1997-2001) -- GRAPH]


    The company typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $181.9 million, $127.8 million and $350.4 million at Dec. 31, 2001, 2000 and 1999, respectively.
    The company's fixed charge coverage ratio was 7.0X, 6.7X and 6.9X for the years ended Dec. 31, 2001, 2000 and 1999, respectively.
    The company's 9% debentures due 2009 and the ESOP debt guarantee that ends in 2004 (both of which are included in debt on the consolidated balance sheet) contain repayment acceleration clauses that are triggered by a decline in credit rating below investment grade. In the case of the 9% debentures, the downgrade must coincide with certain other events. The total outstanding balance at Dec. 31, 2001 for this debt is $482.2 million. Anheuser-Busch considers the likelihood of a credit rating downgrade below investment grade to be low.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  41

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

    Certain equity accounting method beer wholesalers have long-term debt obligations totaling $23.6 million as of Dec. 31, 2001 that are not reflected on Anheuser-Busch's balance sheet. The debt is non-recourse to, and is not guaranteed by, the company.
    The company occasionally provides small-scale loan guarantees for beer wholesalers to assist them in obtaining long-term bank financing. The duration of these guarantees varies. At Dec. 31, 2001, total outstanding guarantees were $2 million.

CAPITAL EXPENDITURES

    During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability of a discretionary capital project is its projected discounted cash flow return on investment exceeding the company's cost of capital.
    Total capital expenditures amounted to $1.0 billion in 2001 and $1.1 billion in 2000. Capital expenditures over the past five years totaled $5.0 billion. The company expects capital expenditures in 2002 of $900 to $950 million and is projecting capital spending during the five-year period 2002 -- 2006 of approximately $4.5 billion.


   [CAPITAL EXPENDITURES/DEPRECIATION & AMORTIZATION (1997-2001) -- GRAPH]


SHARE REPURCHASE

    See Note 7 for a discussion of share repurchase activity.

DIVIDENDS

    Cash dividends paid to shareholders were $614.1 million in 2001 and $571.0 million in 2000. Dividends are paid in the months of March, June, September and December of each year. In the third quarter 2001, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 9.1%, from $.165 to $.18 per share. This increased annual dividends per share to $.69 in 2001, a 9.5% increase compared with $.63 per share in 2000. In 2000, dividends were $.15 per share for the first two quarters and $.165 per share for the last two quarters.


                 [NET INCOME/DIVIDENDS (1997-2001) -- GRAPH]

               1 BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE.


FINANCING ACTIVITIES

    The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At Dec. 31, 2001, a total of $550 million of debt was available for issuance under an existing registration.
    The company's net debt balance increased a total of $621.2 million in 2001, compared to a total increase of $239.8 million in 2000.
    Debt issuances were $1.24 billion and $803.9 million in 2001 and 2000, respectively. Issued debt consisted primarily of fixed interest rate debentures, long-term notes and medium-term notes.


42  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    Debt reductions were $616.1 million and $564.1 million in 2001 and 2000, respectively. Reductions in both years included commercial paper, medium-term notes and the ESOP debt guarantee. Also, long-term notes and dollar/yen dual-currency notes matured in 2001.
    In addition to long-term debt financing, the company has access to the short-term capital market through the issuance of commercial paper and potential utilization of a $2 billion revolving bank credit agreement that expires June 2005. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception.
    See Note 4 for additional information regarding the company's debt portfolio.

COMMON STOCK

    At Dec. 31, 2001, registered common stock shareholders numbered 57,347 compared with 58,614 at the end of 2000. See Note 7 for a summary of common stock activity.

PRICE RANGE OF COMMON STOCK
    The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The following table summarizes 2001 and 2000 quarterly high and low closing prices for BUD.
    The closing price of the company's common stock at Dec. 31, 2001 and 2000 was $45.21 and $45.50, respectively. The book value of each common share of stock at Dec. 31, 2001 was $4.62, compared to $4.57 at Dec. 31, 2000.

------------------------------------------------------------------------------
PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)
------------------------------------------------------------------------------
                               2001                          2000
   QUARTER               HIGH        LOW               HIGH        LOW
   First                46.46       38.50             38.06       27.47
   Second               46.45       38.88             40.66       32.69
   Third                44.49       39.75             44.31       38.13
   Fourth               46.51       39.70             49.81       39.63
------------------------------------------------------------------------------

KEY ACCOUNTING POLICIES

    Outlined below are accounting polices Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. generally accepted accounting principles (GAAP).
    Revenue Recognition -- Revenue is recognized when title transfers or
    -------------------
services are rendered to unaffiliated customers. The company's primary revenue source is domestic beer operations. For malt beverage products shipped to independent wholesalers, title transfers when product is shipped from the company's breweries. The company does not recognize any revenue when independent wholesalers sell products to retail customers. For company-owned wholesalers, title transfers when products are delivered to retail customers. For aluminum cans, title transfers on receipt of cans. For theme parks, revenue is recognized when a customer visits a park location.
    Equity Method Accounting -- Anheuser-Busch generally applies the equity
    ------------------------
method of accounting to 20% - 50%-owned investments. Equity accounting involves recognizing the company's pro rata share of the earnings of investee companies in the Income Statement when reported by those companies. Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount and timing of cash distributions by investees. In 2001, Anheuser-Busch recognized equity income of $240.1 million and received cash distributions from investees of $25.8 million.
    Derivatives -- The company's use of derivative financial instruments is
    -----------
limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to price fluctuations in the ordinary course of business. Company policy expressly prohibits trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity."
    Advertising and Promotional Costs -- Advertising and promotional
    ---------------------------------
activities are important elements of Anheuser-Busch's strategy and represent significant annual expenditures by the company. The company either expenses these costs as incurred, or accumulates and expenses them the first time the advertisement is shown. The company recognized $722 million in advertising and promotional expenses in 2001.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  43

MANAGEMENT'S DISCUSSION & ANALYSIS OF
OPERATIONS & FINANCIAL CONDITION

RISK MANAGEMENT

    Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, swaps and purchased options and collars to manage certain of these exposures. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes.
    Specific hedging strategies depend on several factors, including the magnitude and volatility of the exposure, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure, opportunity cost, and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility while obtaining the most favorable transaction costs possible.
    Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly-rated financial institutions. No credit loss is anticipated, as the counterparties to over-the-counter instruments generally have long-term credit ratings from Moody's or Standard & Poor's no lower than A1 or A+, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of certain thresholds. At Dec. 31, 2001, the company held zero counterparty collateral and had none outstanding. No collateral was received or provided during the year.
    The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive when terminating any contracts.
    Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements discussed below. The company uses value-at-risk (VAR) analysis for foreign currency and interest rate exposures, and sensitivity analysis for commodity price exposures.
    VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) that incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio for 19 out of every 20 trading days (95% confidence level), based on history.
    The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying commodities.

------------------------------------------------------------------------------
ESTIMATED FAIR VALUE VOLATILITY AT DEC. 31, 2001 (IN MILLIONS)
------------------------------------------------------------------------------
    Foreign Currency Risk (VAR):
       Forwards, Options                                      $1.8
    Interest Rate Risk (VAR):
       Swaps                                                  $1.2
    Commodity Price Risk (Sensitivity):
       Futures, Swaps, Options                               $41.4
------------------------------------------------------------------------------


44  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships and therefore expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.
    The company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activity" on Jan. 1, 2001. FAS 133 requires all derivatives to be reported on the balance sheet at fair value, with changes in fair value recognized either in earnings or equity, depending on the nature of the underlying transaction and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's existing derivative positions qualified for hedge accounting under FAS 133, and the impact of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133.
    See Notes 1 and 3 for information regarding derivatives accounting policies and the company's derivatives portfolio.

SIGNIFICANT NON-U.S. EQUITY INVESTMENTS

GRUPO MODELO

    From 1993 to 1998, the company accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and producer of the Corona brand. Anheuser-Busch's total initial investment in Modelo was $1.6 billion. Anheuser-Busch does not have voting or other effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company has applied the equity method of accounting since its ownership first exceeded 20% in May 1997.
    The economic benefit of the company's Modelo investment can be measured in two ways -- Anheuser-Busch's share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at Dec. 31, 2001, was $3.1 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CCU

    During the first quarter of 2001, the company purchased a 20% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. Anheuser-Busch has partnered with CCU in Argentina for six years through the company's equity ownership in CCU-Argentina, a CCU subsidiary that is licensed to brew Budweiser for Argentina, Chile, Brazil and other Latin American markets. The investment in CCU is consistent with Anheuser-Busch's strategy to expand the company's presence in Latin America. Also see Note 2.

OTHER MATTERS

RELATED PARTY TRANSACTIONS

    The company does not engage in any material transactions with its officers, directors, or companies affiliated with its directors. All related party transactions are conducted on an arm's length basis, with terms and conditions equivalent to those that would be available in transactions with unrelated parties. Also see the Anheuser-Busch Proxy Statement for a discussion of certain related party transactions.

STATUS OF TEAMSTERS LABOR CONTRACT

    In May 2001, the company and the Teamsters reached agreement on a new labor agreement covering Teamster-represented employees at all of the company's domestic U.S. breweries through February 2004. The terms of the agreement are essentially the same as those unilaterally implemented by the company in September 1998 upon reaching impasse in negotiations, except an additional year was added to the term of the contract.
    The contract includes wage and benefit increases, as well as provisions to support productivity improvement, promote workplace flexibility, reduce absenteeism, improve the grievance procedure and institute a more effective drug-testing program. Additionally, Anheuser-Busch has reaffirmed its commitment to keep all 12 of its U.S. breweries open during the life of the contract, barring an unforseen event, providing its employees with unprecedented job security.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  45

MANAGEMENT'S DISCUSSION & ANALYSIS
OF OPERATIONS & FINANCIAL CONDITION

SEAWORLD CLEVELAND

    In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million in cash, and recognized a pretax gain of $17.8 million in the first quarter 2001. The sale did not include killer whales, dolphins or any rights to the SeaWorld name. The sale had only an insignificant ($.005 per share after-tax) impact on earnings per share growth in 2001. Anheuser-Busch continues to operate and support its remaining U.S. theme parks.

STOCK SPLIT

    The company distributed a two-for-one stock split on Sept. 18, 2000. All historical share and per share information in the Annual Report has been restated to reflect the impact of the stock split.

ENVIRONMENTAL ISSUES

    The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.
    The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any Environmental Protection Agency designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations, or liquidity.


46  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

    The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States.
    It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.
    Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2001, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.
    The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange guidelines. The Audit Committee of the Board of Directors, which consists of five non-management directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants to the Board of Directors and meets with management, the independent accountants and internal auditors to review auditing and financial reporting matters. The Committee held five meetings during 2001.
    The Audit Committee report for 2001 can be found in the company's Proxy Statement.
    PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the United States, and expressing an opinion as to whether the financial statements fairly present the company's financial position, operating results, cash flows and changes in shareholders equity.

REPORT OF INDEPENDENT ACCOUNTANTS

                                                             800 Market Street
                                                           St. Louis, MO 63101

[PRICEWATERHOUSECOOPERS LOGO]

February 5, 2002

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

    We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of Dec. 31, 2001 and 2000, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended Dec. 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at Dec. 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  47

C O N S O L I D A T E D  B A L A N C E  S H E E T
Anheuser-Busch Companies and Subsidiaries

------------------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31  (IN MILLIONS)                                              2001                 2000
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
    Cash                                                                   $   162.6            $   159.9
    Accounts and notes receivable                                              620.9                600.4
    Inventories:
         Raw materials and supplies                                            352.4                347.3
         Work in process                                                        79.8                 82.9
         Finished goods                                                        159.6                178.1
            Total inventories                                                  591.8                608.3
         Other current assets                                                  175.1                179.3
                                                                         -----------------------------------
            Total current assets                                             1,550.4              1,547.9
Investments in affiliated companies                                          2,772.1              2,207.4
Other assets                                                                 1,149.5              1,073.6
Plant and equipment, net                                                     8,390.0              8,243.8
                                                                         -----------------------------------
            TOTAL ASSETS                                                   $13,862.0            $13,072.7
                                                                         ===================================

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
    Accounts payable                                                       $   945.0            $   940.8
    Accrued salaries, wages and benefits                                       255.8                276.4
    Accrued taxes                                                              156.8                127.4
    Other current liabilities                                                  374.7                331.1
                                                                         -----------------------------------
    Total current liabilities                                                1,732.3              1,675.7
                                                                         -----------------------------------
Postretirement benefits                                                        482.9                492.7
                                                                         -----------------------------------
Debt                                                                         5,983.9              5,362.7
                                                                         -----------------------------------
Deferred income taxes                                                        1,288.6              1,372.9
                                                                         -----------------------------------
Other long-term liabilities                                                    312.8                 39.8
                                                                         -----------------------------------
Shareholders Equity:
    Common stock, $1.00 par value, authorized 1.6 billion shares             1,445.2              1,441.5
    Capital in excess of par value                                             810.2                725.3
    Retained earnings                                                       11,258.2             10,164.4
    Treasury stock, at cost                                                 (8,981.6)            (7,817.8)
    Accumulated other comprehensive income                                    (338.3)              (212.3)
    ESOP debt guarantee                                                       (132.2)              (172.2)
                                                                         -----------------------------------
         Total Shareholders Equity                                           4,061.5              4,128.9
                                                                         -----------------------------------
Commitments and contingencies                                                     --                   --
                                                                         -----------------------------------
            TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                      $13,862.0            $13,072.7
                                                                         ===================================

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.


48  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

C O N S O L I D A T E D  S T A T E M E N T  O F  I N C O M E
Anheuser-Busch Companies and Subsidiaries

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31  (IN MILLIONS, EXCEPT PER SHARE)                     2001            2000           1999
-----------------------------------------------------------------------------------------------------------------
Sales                                                                $14,973.0       $14,534.2       $13,914.5
    Excise taxes                                                      (2,061.5)       (2,034.8)       (2,019.6)
                                                                   ----------------------------------------------
Net sales                                                             12,911.5        12,499.4        11,894.9
    Cost of products and services                                     (7,950.4)       (7,829.9)       (7,445.6)
                                                                   ----------------------------------------------
Gross profit                                                           4,961.1         4,669.5         4,449.3
    Marketing, distribution and administrative expenses               (2,255.9)       (2,174.8)       (2,147.0)
    Gain on sale of SeaWorld Cleveland                                    17.8              --              --
                                                                   ----------------------------------------------
Operating income                                                       2,723.0         2,494.7         2,302.3
    Interest expense                                                    (361.2)         (348.2)         (307.8)
    Interest capitalized                                                  26.9            33.3            18.2
    Interest income                                                        1.1             1.1             4.3
    Other expense, net                                                   (12.2)           (1.0)           (9.4)
                                                                   ----------------------------------------------
Income before income taxes                                             2,377.6         2,179.9         2,007.6
Provision for income taxes                                              (913.2)         (828.3)         (762.9)
Equity income, net of tax                                                240.1           200.0           157.5
                                                                   ----------------------------------------------
Net income                                                           $ 1,704.5       $ 1,551.6       $ 1,402.2
                                                                   ==============================================
Earnings per share:
    Basic                                                            $    1.91       $    1.71       $    1.49
                                                                   ==============================================
    Diluted                                                          $    1.89       $    1.69       $    1.47
                                                                   ==============================================

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  49

C O N S O L I D A T E D S T A T E M E N T O F C H A N G E S I N S H A R E H O L D E R S E Q U I T Y
Anheuser-Busch Companies and Subsidiaries

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31  (IN MILLIONS, EXCEPT PER SHARE)                     2001            2000           1999
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance, beginning of period                                         $ 1,441.5       $   716.1       $   712.7
Shares issued under stock plans                                            3.7             6.4             3.4
Two-for-one stock split                                                     --           719.0              --
                                                                   ----------------------------------------------

    Balance, end of period                                           $ 1,445.2       $ 1,441.5       $   716.1
                                                                   ==============================================

CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of period                                            $725.3       $ 1,241.0       $ 1,117.5
Shares issued under stock plans                                           84.9           203.3           123.5
Two-for-one stock split                                                     --          (719.0)             --
                                                                   ----------------------------------------------

    Balance, end of period                                              $810.2       $   725.3       $ 1,241.0
                                                                   ==============================================

RETAINED EARNINGS
Balance, beginning of period                                         $10,164.4       $ 9,181.2       $ 8,320.7
Net income                                                             1,704.5         1,551.6         1,402.2
Common dividends paid (per share: 2001 -- $.69;
    2000 - $.63; 1999 - $.58)                                           (614.1)         (571.0)         (544.7)
Shares issued under stock plans                                            3.4             2.6             3.0
                                                                   ----------------------------------------------

    Balance, end of period                                           $11,258.2       $10,164.4       $ 9,181.2
                                                                   ==============================================

TREASURY STOCK
Balance, beginning of period                                         $(7,817.8)      $(6,831.3)      $(5,482.1)
Treasury stock acquired                                               (1,163.8)         (986.5)       (1,349.2)
                                                                   ----------------------------------------------

    Balance, end of period                                           $(8,981.6)      $(7,817.8)      $(6,831.3)
                                                                   ==============================================

ESOP DEBT GUARANTEE
Balance, beginning of period                                         $  (172.2)      $  (210.5)      $  (247.2)
Annual debt service                                                       40.0            38.3            36.7
                                                                   ----------------------------------------------

    Balance, end of period                                           $  (132.2)      $  (172.2)      $  (210.5)
                                                                   ==============================================

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period                                         $  (212.3)      $  (175.0)      $  (205.6)
Foreign currency translation gains/(losses)                               44.5           (37.3)           30.6
Deferred hedging gains/(losses)                                          (38.9)             --              --
Minimum pension obligation                                              (131.6)             --              --
                                                                   ----------------------------------------------

    Balance, end of period                                           $  (338.3)      $  (212.3)      $  (175.0)
                                                                   ==============================================

    TOTAL SHAREHOLDERS EQUITY                                        $ 4,061.5       $ 4,128.9       $ 3,921.5
                                                                   ==============================================

COMPREHENSIVE INCOME
Net income                                                           $ 1,704.5       $ 1,551.6       $ 1,402.2
Foreign currency translation gains/(losses)                               44.5           (37.3)           30.6
Deferred hedging gains/(losses)                                          (38.9)             --              --
Minimum pension obligation adjustment                                   (131.6)             --              --
                                                                   ----------------------------------------------

    TOTAL COMPREHENSIVE INCOME                                       $ 1,578.5       $ 1,514.3       $ 1,432.8
                                                                   ==============================================

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.


50  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S Anheuser-Busch Companies and Subsidiaries

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31  (IN MILLIONS)                                       2001            2000           1999
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                                                       $ 1,704.5       $ 1,551.6       $ 1,402.2
    Adjustments to reconcile net income to cash provided by
       operating activities:
       Depreciation and amortization                                     834.5           803.5           777.0
       Deferred income taxes                                             (18.9)           28.7            40.3
       Gain on sale of SeaWorld Cleveland                                (17.8)             --              --
       Undistributed earnings of affiliated companies                   (223.5)         (185.2)         (155.5)
       Other, net                                                         25.0            31.4            77.6
                                                                   ----------------------------------------------
          Operating cash flow before change in working capital         2,303.8         2,230.0         2,141.6
       Decrease/(increase) in working capital                             56.8            27.5            (5.8)
                                                                   ----------------------------------------------
    Cash provided by operating activities                              2,360.6         2,257.5         2,135.8
                                                                   ----------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
    Capital expenditures                                              (1,022.0)       (1,074.5)         (865.3)
    New business acquisitions                                           (370.4)          (42.9)           (7.0)
    Proceeds from sale of business                                       110.0              --            59.6
                                                                   ----------------------------------------------
    Cash used for investing activities                                (1,282.4)       (1,117.4)         (812.7)
                                                                   ----------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
    Increase in debt                                                   1,213.4           803.9           973.4
    Decrease in debt                                                    (572.8)         (514.0)         (553.7)
    Dividends paid to shareholders                                      (614.1)         (571.0)         (544.7)
    Acquisition of treasury stock                                     (1,163.8)         (986.5)       (1,349.2)
    Shares issued under stock plans                                       61.8           135.3            78.4
                                                                   ----------------------------------------------
    Cash used for financing activities                                (1,075.5)       (1,132.3)       (1,395.8)
                                                                   ----------------------------------------------
Net increase/(decrease) in cash during the year                            2.7             7.8           (72.7)
Cash, beginning of year                                                  159.9           152.1           224.8
                                                                   ----------------------------------------------
Cash, end of year                                                    $   162.6       $   159.9       $   152.1
                                                                   ==============================================

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  51

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING PRINCIPLES AND POLICIES

    This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company makes certain estimates during the preparation of financial statements which impact the reported amounts of some assets and liabilities at the date of the financial statements and the reported amounts of some expenses during the period. All estimates are made in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The company's revenue recognition practices are in compliance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned wholesalers, title transfers when products are delivered to retail customers. For cans and lids, title transfers on customer receipt. The company's beer and packaging operations do not engage in consignment sales. Entertainment operations recognize revenue when customers actually visit a park location.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, accounts for investments below the 20% level under the cost method, and applies the equity method of accounting for investments between 20% and 50%. All significant intercompany transactions have been eliminated. Minority interests in consolidated subsidiaries are not material.

CASH

    Cash includes cash in banks, demand deposits and investments in short-term marketable securities with initial maturities of 90 days or less.

G00DWILL

    The company amortizes goodwill on a straight-line basis for a period of 40 years. Effective Jan. 1, 2002, the company adopted FAS No. 142, "Goodwill and Other Intangible Assets," and ceased the amortization of existing goodwill. Additionally, goodwill generated by future acquisitions will be recognized as an asset and will not be amortized. See Note 14 for additional information.

FOREIGN CURRENCY TRANSLATION

    Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for results of operations. Translation adjustments are reported as a separate component of other comprehensive income within shareholders equity.
    Exchange rate adjustments related to foreign currency transactions are recognized in income as incurred.

INVENTORIES AND PRODUCTION COSTS

    Inventories are valued at the lower of cost or market. Cost was determined under the last-in, first-out method (LIFO) for approximately 75% of total inventories at Dec. 31, 2001 and 2000. Average cost valuation is used for the remainder. Had average cost (which approximates replacement cost) been used for all inventories at Dec. 31, 2001 and 2000, total inventories would have been $83.1 million and $89.9 million higher, respectively.

DELIVERY COSTS

    Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while the cost is included as an expense in cost of products and services. Delivery costs for company-owned beer wholesalers are included in marketing, distribution and administrative expenses.

FIXED ASSETS

    Fixed assets are carried at cost less accumulated depreciation and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. When fixed assets are retired or otherwise disposed, the net carrying amount is eliminated, with any gain or loss on disposition recognized in earnings at that time.
    Depreciation is recognized using the straight-line method based on the following weighted average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years.

ADVERTISING AND PROMOTIONAL COSTS

    Advertising and promotional costs are either expensed as incurred, or accumulated and expensed the first time the advertisement is shown. Advertising and promotional expenses were $722.3 million, $728.3 million and $721.8 million in 2001, 2000 and 1999, respectively.


52  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

INCOME TAXES

    The provision for income taxes is based on income and expense amounts as reported in the consolidated statement of income. The company utilizes certain elements of federal, state and foreign income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes." See Note 10 for additional information.

DERIVATIVES

    Anheuser-Busch uses derivative instruments to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. Company policy prohibits holding or trading derivatives strictly for profit. All derivatives held by the company are therefore designated as hedges with an expectation they will be highly effective in offsetting underlying exposures.
    Derivative positions are liquidated whenever an underlying transaction is no longer expected to occur, with related gains or losses recognized in earnings on liquidation.
    Option premiums paid are initially recorded as assets and subsequently adjusted to fair value in equity each period. The effective portion of changes in fair value is deferred in equity (accumulated other comprehensive income) until the underlying transaction occurs.
    With the exception of interest rate swaps, derivatives generally have initial terms of less than three years, and all currently hedged transactions are expected to occur within the next three years.
    On Jan. 1, 2001, the company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." Under FAS 133, all derivatives are recorded on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting a price movement in the underlying exposure. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.
    Gains and losses from changes in derivatives fair values that are effective in offsetting underlying exposures are either deferred in shareholders equity until the underlying transaction occurs, or recognized in earnings concurrently with the change in value of the underlying exposure. Gains and losses that are not effective at offsetting price movements are recognized in earnings immediately, and are not material.
    All of the company's derivative positions qualified for hedge accounting on adoption of FAS 133, therefore the impact of adoption was not material. Foreign currency and interest rate hedges are classified primarily as fair value hedges, while commodity price hedges are principally cash flow hedges. The company made no substantive changes to its risk management approach as a result of adopting FAS 133. See Note 3 for additional information.

RESEARCH AND DEVELOPMENT COSTS
AND START-UP COSTS

    Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

COMPUTER SYSTEMS DEVELOPMENT COSTS

    The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

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

COMMON STOCK SPLIT

    All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed Sept. 18, 2000.

2.  INTERNATIONAL EQUITY INVESTMENTS

GRUPO MODELO

    From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds 10 of 21 positions on Modelo's Board of Directors, with the Controlling Shareholders holding the other 11 positions. Anheuser-Busch therefore does not have voting or other effective control of either Diblo or Modelo and therefore accounts for its investments using the equity method.
    Included in the carrying amount of the Modelo investment is goodwill of $622.4 million and $586.7 million, respectively, at Dec. 31, 2001 and 2000 which was being amortized over 40 years. Effective with the adoption of FAS 142 on Jan. 1, 2002, the company ceased amortization of Modelo-related goodwill.
    Dividends received from Grupo Modelo in 2001 totaled $13.5 million, compared to $23.9 million in 2000 and $2.9 million in 1999.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Summary financial information for Grupo Modelo as of, and for the two years ended Dec. 31, is presented in the following table (in millions). The amounts shown represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

                                            2001              2000
Cash                                     $  865.4          $  705.2
Other current assets                        771.7             670.0
Noncurrent assets                         4,104.7           3,610.5
Current liabilities                         341.7             310.7
Noncurrent liabilities                      641.2             557.3
Gross sales                               3,571.5           3,129.9
Net sales                                 3,334.2           2,919.1
Gross profit                              1,787.5           1,577.4
Minority interest                            32.0              46.3
Net income                                  486.8             405.0
---------------------------------------------------------------------

OTHER INTERNATIONAL EQUITY INVESTMENTS

    During 2001, the company purchased a 20% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch has Board of Directors' representation (including the Audit Committee) and the ability to exercise significant influence. As such, the company accounts for the CCU investment using the equity method.
    From 1996 to 1999, Anheuser-Busch accumulated a 10.8% direct equity interest in the Argentine subsidiary of CCU (CCU-Argentina) for a total cost of $23.9 million, with options expiring in December 2002 to increase its direct investment to 20%. CCU-Argentina brews Budweiser under license for sale in Argentina, Chile, Brazil and other Latin American markets.
    The CCU-Argentina investment was accounted for on the cost basis through 2000. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company therefore began using the equity method of accounting in 2001. The difference between income recognized on the cost basis for CCU-Argentina and what would have been recognized had equity accounting been applied in prior years is immaterial. The company received dividends of $12.3 million from CCU in 2001.
    Included in the carrying amount of the CCU investments is goodwill of $115.8 million. The company ceased amortization of CCU-related goodwill on adoption of FAS 142 in January 2002.
    The earnings impact due to the unpegging of the Argentine peso from its 1:1 exchange position relative to the U.S. dollar was recorded in 2001 and had an immaterial impact on equity income.
    From April 1996 to July 1999, the company owned a 5% equity stake in the principal operating subsidiary of the Brazilian brewer Antarctica. Anheuser-Busch exercised its rights under the investment agreement and sold its ownership position back to Antarctica at original cost in 1999 with no earnings impact on the company. Simultaneously, the company discontinued a production and distribution joint venture with Antarctica, and now exports Budweiser to Brazil.
    Effective January 2000, the company converted its joint venture operation in Japan into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The pretax cost of converting to the license agreement was approximately $9 million, primarily for severance benefits, and is included in 1999 operating results.

3.  DERIVATIVES AND OTHER
    FINANCIAL INSTRUMENTS

DERIVATIVES

    The following table summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at Dec. 31, 2001 and 2000 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying pricing are expected to largely offset. Bracketed figures indicate current settlement of the derivatives contract would result in a net loss to Anheuser-Busch, but do not reflect the impact of the underlying hedged transaction.

                                              2001                         2000
                                   NOTIONAL         FAIR         Notional         Fair
                                    AMOUNT         VALUE          Amount         Value
                                ---------------------------------------------------------
Foreign Currency:
   Forwards                       $   66.5         $ 0.2        $   71.0         $(2.8)
   Options                           116.5           2.0            96.7           2.1
                                ---------------------------------------------------------
                                     183.0           2.2           167.7          (0.7)
                                ---------------------------------------------------------
Interest Rate:
   Swaps                             601.0          11.1           762.8          13.0
                                ---------------------------------------------------------

Commodity Price:
   Swaps                             154.4          (1.5)          216.0           1.7
   Futures/forwards                   61.8          (8.4)           53.6           4.0
   Options                           352.4          12.1           489.8          35.8
                                ---------------------------------------------------------
                                     568.6           2.2           759.4          41.5
                                ---------------------------------------------------------
Total outstanding
   derivatives                    $1,352.6         $15.5        $1,689.9         $53.8
                                =========================================================
-----------------------------------------------------------------------------------------


54  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    Derivatives gains or losses recognized in earnings in 2001 due to hedge ineffectiveness were not material. During 2001, the company recognized $12.2 million in gains and $29.2 million in losses previously recorded in accumulated other comprehensive income into earnings when the underlying hedged transactions occurred. Included in accumulated other comprehensive income at Dec. 31, 2001 are deferred gains of $0.3 million and deferred losses of $39.2 million. Deferred losses include $18.4 million of unrecognized option premium expense. The company expects the majority of deferred gains and losses to be recognized in earnings in 2002 because the majority of the related underlying transactions are expected to occur in 2002. However the amounts eventually recognized may differ from those as of Dec. 31, 2001, as many of the company's derivative positions are not yet settled, and therefore remain subject to ongoing market price fluctuations.
    Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in British pounds sterling, euros, Mexican, Chilean and Argentine pesos, Canadian dollars, and Chinese renminbi. For commodity derivatives, the company is a net user of raw materials indicating additional quantities must be purchased to meet production requirements.

CONCENTRATION OF CREDIT RISK

    The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

    Nonderivative financial instruments included in the balance sheet are cash, accounts and notes receivable, accounts payable and long-term debt. Accounts and notes receivable include allowances for doubtful accounts of $7.7 million and $8.2 million, at Dec. 31, 2001 and 2000, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $6.3 billion and $5.5 billion at Dec. 31, 2001 and 2000, respectively.

4.  DEBT

    The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $550 million in registered debt available for issuance.
    Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented.
    The fixed interest rates on the company's EuroNotes, 4.1% yen/dollar notes and 5.6% U.S. dollar notes (total notional value of $401 million in 2001 and $362.8 million in 2000), were swapped to LIBOR-based floating rates when issued. The weighted average effective interest rates for this debt were 4.15% and 6.29% in 2001 and 2000, respectively. Year-end rates were 2.06% and 6.55%, respectively.
    The weighted average interest rates on commercial paper during 2001 and 2000 were 4.39% and 6.2%, respectively.
    In October 1999, the company lowered the effective interest rate on its $200 million 6.9% notes to 6.44% via a dual-swap arrangement. In January 2001, the swap counterparty exercised its option to terminate the fixed-to-floating portion of the swap structure, and the company in turn called the 6.9% Notes. There was no earnings impact to the company from either the counterparty action or calling the Notes. The floating-to-fixed portion of the swap, at 6.44%, remains as a hedge of commercial paper interest rates.
    The company has in place a single, committed revolving credit agreement totaling $2 billion, expiring in June 2005, which supports the company's commercial paper program. At Dec. 31, 2001 and 2000, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $1.2 million in 2001, $0.9 million in 2000 and $0.6 million in 1999.
    Commercial paper borrowings classified as long-term are supported on a long-term basis by the $2 billion revolving credit agreement. Commercial paper borrowings in excess of $2 billion would be classified as short-term.
    The expected aggregate maturities on long-term debt are $17 million, $200 million, $251 million, $300 million and $420 million, respectively, for each of the years ending Dec. 31, 2002 through 2006. These maturities do not include future maturities of the ESOP debt guaranteed by the company or commercial paper.
    Debt at Dec. 31, consisted of the following (in millions):

                                                     2001               2000
U.S. dollar notes due 2002 to 2012,
    interest rates from 5.125%
    to 7.5%                                        $2,100.0          $2,000.0
U.S. dollar debentures due 2009
    to 2041, interest rates from 6.0%
    to 9.0%                                         2,300.0           1,750.0
EuroNotes due 2004 to 2006,
    interest rates from 4.51% to 6.5%                 351.0             200.0
Medium-term notes:
    Due 2010, interest rate 5.625%                    200.0                --
    Due 2001, interest rate 7.44%                        --               7.5
Commercial paper, interest
    rates of 2.30% and 6.72%,
    respectively, at year-end                         600.2             767.2
Industrial revenue bonds, weighted
    average interest rates of 6.03%
    and 6.28%, respectively                           261.3             252.3
ESOP note guarantee due 2004,
    interest rate 8.25%                               132.2             172.2
Japanese yen/U.S. dollar notes,
    due 2001, interest rate 4.1%                         --             162.8
Miscellaneous items                                    53.1              62.5
Unamortized debt discounts                            (13.9)            (11.8)
                                                 -------------------------------
      Total debt                                   $5,983.9          $5,362.7
                                                 ===============================


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  STOCK OPTION PLANS

    Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At Dec. 31, 2001, 2000 and 1999, a total of 97 million, 70 million and 80 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.
    The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company.
    The income tax benefit related to the exercise of employee stock options (a reduction of current taxes payable) was $26.7 million, $74.4 million and $48.5 million for the years ended Dec. 31, 2001, 2000 and 1999, respectively.
    Presented below is a summary of stock option activity for the years shown:

                      Options         Wtd. Avg.        Options         Wtd. Avg.
                    Outstanding    Exercise Price    Exercisable     Exercise Price
-----------------------------------------------------------------------------------
BALANCE,
DEC. 31, 1998       53,083,642         $19.49         33,424,410         $15.89
  Granted           10,591,292          37.88
  Exercised         (7,016,416)         13.55
  Cancelled            (87,968)         26.60
                   ------------
BALANCE,
DEC. 31, 1999       56,570,550         $23.66         36,166,954         $18.69
  Granted           13,005,810          48.68
  Exercised        (10,153,146)         15.99
  Cancelled           (252,140)         32.32
                   ------------
BALANCE,
DEC. 31, 2000       59,171,074         $30.44         36,151,446         $22.53
  Granted           13,895,238          42.95
  Exercised         (3,986,476)         18.29
  Cancelled           (180,803)         44.39
                   ------------
BALANCE,
DEC. 31, 2001       68,899,033         $33.63         44,100,568         $27.71
-----------------------------------------------------------------------------------

    The following table provides additional information for options outstanding and exercisable at Dec. 31, 2001:

                             OPTIONS OUTSTANDING
------------------------------------------------------------------------------
   Range of                             Wtd. Avg.              Wtd. Avg.
    Prices           Number           Remaining Life        Exercise Price
    ------           ------           --------------        --------------
    $10-19          8,186,343             3 yrs                 $14.76
     20-29         23,646,766             6 yrs                  24.63
     30-39         10,454,319             8 yrs                  37.83
     40-49         26,611,605             9 yrs                  45.77
                   ----------
    $10-49         68,899,033                                   $33.63
------------------------------------------------------------------------------

                          OPTIONS EXERCISABLE
----------------------------------------------------------------------
   Range of                                            Wtd. Avg.
    Prices                  Number                   Exercise Price
    ------                  ------                   --------------
    $10-19                 8,186,343                     $14.76
     20-29                23,646,766                      24.63
     30-39                 7,280,197                      37.85
     40-49                 4,987,262                      48.74
                          ----------
    $10-49                44,100,568                     $27.71
----------------------------------------------------------------------

PRO FORMA FAIR VALUE DISCLOSURES

    Had employee compensation expense been recognized based on the fair value of the stock options on the grant date under the methodology prescribed by FAS 123, the company's net income and diluted earnings per share for the three years ended Dec. 31, would have been impacted as shown in the following table (in millions, except per share).

                                        2001           2000           1999
Reported net income                  $1,704.5       $1,551.6       $1,402.2
Pro forma net income                  1,635.9        1,508.8        1,373.3
Reported diluted earnings
  per share                              1.89           1.69           1.47
Pro forma diluted earnings
  per share                              1.81           1.64           1.44
------------------------------------------------------------------------------

    The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period in determining the pro forma impact noted above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                       2001           2000           1999
Expected life of option               7 yrs.         5 yrs.         5 yrs.
Risk-free interest rate                 4.9%           5.7%           6.2%
Expected volatility of
  Anheuser-Busch stock                   24%            22%            18%
Expected dividend yield
  on Anheuser-Busch stock               1.7%           1.4%           1.6%
-----------------------------------------------------------------------------


56  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    The weighted average fair value of options granted during 2001, 2000 and 1999 determined using the Black-Scholes model is as follows (in millions, except per option):

                                        2001           2000           1999
Fair value of each
  option granted                       $12.76         $13.14          $9.38
Total number of options
  granted                                13.9           13.0           10.6
                                     ----------------------------------------
Total fair value of all options
  granted                              $177.4         $170.8          $99.4
                                     ========================================
-----------------------------------------------------------------------------

    For FAS 123 disclosure purposes, the weighted average fair value of stock options granted is required to be based on a theoretical option-pricing model such as the Black-Scholes method. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all stockholders commensurately.

6.  EMPLOYEE STOCK OWNERSHIP PLANS

    In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans). Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at market price. The ESOP debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional .4 million shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of the 45.8 million total shares purchased, 39.4 million shares have been allocated to plan participants through Dec. 31, 2001.
    ESOP cash contributions and income or expense recorded during the year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.
    ESOP income or expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the underlying ESOP debt. Total ESOP income or expense for the three years ended Dec. 31, is presented below (in millions):

                                        2001           2000          1999
Operating (income)/expense             $5.2           $(1.2)         $1.7
Interest (income)/expense               1.0             (.9)           .9
                                     --------------------------------------
  Total ESOP (income)/expense          $6.2           $(2.1)         $2.6
                                     ======================================
---------------------------------------------------------------------------

    Cash contributions are made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended Dec. 31, is presented below (in millions):

                                        2001            2000         1999
Cash contributions                     $1.3             $ --         $2.5
Dividends                               5.2              6.5          7.8
---------------------------------------------------------------------------


7.  PREFERRED AND COMMON STOCK

COMMON STOCK ACTIVITY

    Common stock activity for the three years ended Dec. 31, is summarized below (in millions of shares):

                                       2001           2000          1999
Common Stock:
Beginning common stock               1,441.5        1,432.2        1,425.4
Shares issued under
  stock plans                            3.7            9.3            6.8
                                   ------------------------------------------
  Common stock                       1,445.2        1,441.5        1,432.2
                                   ------------------------------------------
Treasury Stock:
Beginning treasury stock              (537.9)        (510.0)        (472.2)
Treasury stock acquired                (28.2)         (28.2)         (37.8)
Treasury stock issued                     --             .3             --
                                   ------------------------------------------
  Cumulative treasury stock           (566.1)        (537.9)        (510.0)
                                   ------------------------------------------
Net Common Stock
Outstanding                            879.1          903.6          922.2
                                   ==========================================
-----------------------------------------------------------------------------

STOCK REPURCHASE PROGRAMS

    The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock, in order to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At Dec. 31, 2001, approximately 57 million shares remained available for repurchase under a February 2000 authorization totaling 100 million total shares.
    The company repurchased 28.2 million shares of common stock in 2001 and 2000, and 37.8 million common shares in 1999, for $1,163.8 million, $986.5 million and $1,349.2 million, respectively.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDER RIGHTS PLAN

    The Board of Directors adopted in 1985, and extended in 1994, a Stockholder Rights Plan that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

PREFERRED STOCK

    At Dec. 31, 2001 and 2000, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

8.  RETIREMENT BENEFITS

PENSION PLANS

    The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended Dec. 31, is presented below (in millions). Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours or weeks worked.
    Pension expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

                                       2001             2000           1999
Single-employer
defined benefit plans                 $12.1            $ 7.3          $21.1
Multi-employer plans                   16.2             15.5           15.7
Defined contribution plans             20.2             18.5           18.3
                                    -----------------------------------------
  Total pension expense               $48.5            $41.3          $55.1
                                    =========================================
-----------------------------------------------------------------------------

    Net annual pension expense for single-employer defined benefit plans was comprised of the following for the three years ended Dec. 31, (in millions):

                                          2001         2000          1999
Service cost (benefits earned
during the year)                        $  59.8      $  59.2       $  63.2
Interest cost on projected
benefit obligation                        136.7        125.6         116.7
Assumed return on plan assets            (201.6)      (185.2)       (169.2)
Amortization of prior service cost
  and net actuarial losses                 17.2          7.7          10.4
                                      ---------------------------------------
  Net annual pension expense            $  12.1       $  7.3       $  21.1
                                      =======================================
-----------------------------------------------------------------------------

    The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans for the three years ended Dec. 31, follow:

                                       2001             2000           1999
Discount rate                          7.5%             7.5%           7.0%
Long-term rate of
  return on plan assets               10.0%            10.0%          10.0%
Weighted average rate
  of compensation increase            4.75%            4.75%          4.75%
-----------------------------------------------------------------------------

    The following table provides a reconciliation between the funded status of single-employer defined benefit plans and prepaid pension cost for the two years ended Dec. 31 (in millions):

                                                      2001           2000
Funded status -- plan assets (less than)/in
  excess of projected benefit obligation            $(216.9)       $ 397.1
Unrecognized net actuarial loss/(gain)                313.4         (318.3)
Unamortized prior service cost                        135.9          145.7
                                                  ---------------------------
  Prepaid pension cost                              $ 232.4        $ 224.5
                                                  ===========================
-----------------------------------------------------------------------------

    The following assumptions were used in determining the funded status of the single-employer defined benefit plans as of Dec. 31:

                                                       2001           2000
Discount rate                                         7.25%            7.5%
Weighted average rate of
  compensation increase                               4.75%           4.75%
-----------------------------------------------------------------------------

    The following tables summarize the changes in projected benefit obligation and the fair value of plan assets for single-employer defined benefit plans during the two years ended Dec. 31 (in millions):

                                                      2001          2000
Projected benefit obligation,
  beginning of year                                $1,880.0       $1,746.1
Service cost                                           59.8           59.2
Interest cost                                         136.7          125.6
Plan amendments                                        (0.2)          10.5
Actuarial loss                                        101.1           72.8
Benefits paid                                        (126.1)        (134.2)
                                                  ---------------------------
  Projected benefit obligation,
    end of year                                    $2,051.3       $1,880.0
                                                  ===========================

                                                      2001          2000
Fair market value of plan assets,
   beginning of year                               $2,277.1       $2,066.5
Actual return on plan assets                         (339.9)         317.4
Employer contributions                                 23.3           27.4
Benefits paid                                        (126.1)        (134.2)
                                                  ---------------------------
  Fair market value of plan assets,
    end of year                                    $1,834.4       $2,277.1
                                                  ===========================
-----------------------------------------------------------------------------


58  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

    Pension plan assets consist primarily of corporate equity securities and publicly traded bonds. A minimum pension liability adjustment is necessary whenever the actuarial present value of accumulated pension benefits exceeds plan assets. Recording a minimum pension liability adjustment has no impact on the results of operations or cash flow.
    At December 31, 2001, the company recognized minimum pension obligations of $230.7 million for its domestic pension plans and $36.7 million related to its equity subsidiaries, by recording an intangible asset for unrecognized prior service costs of $56.9 million and a charge to equity (net of deferred taxes of $78.9 million) of $131.6 million.

POSTRETIREMENT HEALTH CARE AND INSURANCE BENEFITS

    The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for partial retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements.
    Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended Dec. 31 (in millions):

                                          2001         2000          1999
Service cost                             $ 18.9       $ 16.8        $ 16.8
Interest cost on accumulated
postretirement benefits
obligation                                 30.4         27.7          24.0
Amortization of prior
service benefit                           (11.6)       (11.6)        (11.6)
Amortization of actuarial (gains)          (5.4)        (8.6)        (13.0)
                                       --------------------------------------
Net periodic postretirement
  benefits expense                       $ 32.3       $ 24.3        $ 16.2
                                       ======================================
-----------------------------------------------------------------------------

    The following tables summarize the changes in the accumulated and total postretirement benefit obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended Dec. 31 (in millions):

                                                      2001           2000
Accumulated postretirement benefits
obligation, beginning of year                        $400.0         $369.9
Service cost                                           18.9           16.8
Interest cost                                          30.4           27.7
Actuarial loss                                         53.3           17.0
Benefits paid                                         (36.1)         (31.4)
                                                   --------------------------
  Accumulated postretirement benefits
  obligation, end of year                            $466.5         $400.0
                                                   ==========================

                                                      2001           2000
Accumulated postretirement
benefits obligation                                  $466.5         $400.0
Unrecognized prior service benefits                    52.9           64.6
Unrecognized net actuarial gains/(losses)              (5.1)          53.6
                                                   --------------------------
   Total postretirement benefits liability           $514.3         $518.2
                                                   ==========================
-----------------------------------------------------------------------------


    As of Dec. 31, 2001 and 2000, $31.4 million and $25.5 million of the total postretirement benefits liability was classified as current and $482.9 million and $492.7 million was classified as long-term, respectively. Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.
    The key actuarial assumptions used in determining the accumulated postretirement benefit obligation for the three years ended Dec. 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate over a four-year period beginning in year nine, and then remain stable thereafter.
    If the assumed health care cost trend rate changed by 1%, the accumulated postretirement benefit obligation as of Dec. 31, 2001 would change by 11.3%, with a corresponding change of 15.5% in net periodic postretirement benefits expense.

                                           2001          2000          1999
Initial health care inflation rate         10.6%         9.1%          9.6%
Future health care inflation rate           5.3%         5.4%          5.4%
Discount rate                              7.75%         8.0%          8.0%
-----------------------------------------------------------------------------


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  EARNINGS PER SHARE OF COMMON STOCK

    Earnings per share are computed by dividing net income by weighted average common shares outstanding during the period. Basic earnings per share are computed using an unadjusted weighted average number of shares of common stock. Diluted earnings per share are computed using the weighted average number of shares of common stock, plus an adjustment for in-the-money stock options.
    A reconciliation between basic and diluted weighted average shares outstanding for the three years ended Dec. 31, follows (millions of shares). There were no adjustments to income available to common shareholders for any year shown.

                                           2001         2000          1999
Basic weighted average
  shares outstanding                       890.1        906.1         939.0
Stock option shares                         11.5         13.6          14.7
                                         ------------------------------------
Diluted weighted average
  shares outstanding                       901.6        919.7         953.7
                                         ====================================
-----------------------------------------------------------------------------

10. INCOME TAXES

    Following are the components of the provision for income taxes for the three years ended Dec. 31 (in millions):

                                          2001         2000           1999
Current tax provision:
  Federal                                $805.3       $698.1         $615.9
  State                                   124.2        102.0          106.3
  Foreign                                   2.6          (.5)            .4
                                         ------------------------------------
                                          932.1        799.6          722.6
                                         ------------------------------------
Deferred tax provision:
  Federal                                 (15.9)        25.4           32.3
  State                                    (2.3)         3.2            4.7
  Foreign                                   (.7)          .1            3.3
                                         ------------------------------------
                                          (18.9)        28.7           40.3
                                         ------------------------------------
    Total tax provision                  $913.2       $828.3         $762.9
                                         ====================================
-----------------------------------------------------------------------------

    The deferred tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the recognition of income and expense items. The primary temporary differences relate to fixed assets with a tax effect of ($21.3) million in 2001, $14.4 million in 2000 and $19.1 million in 1999. The 2001 deferred tax provision includes the impact of reversing a deferred tax liability due to the sale of SeaWorld Cleveland.
    The company's deferred tax liabilities and deferred tax assets are summarized below. Deferred tax liabilities result primarily from tax deductions received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses recognized for financial reporting purposes that are not yet deductible for tax purposes.

                                                      2001           2000
Deferred tax liabilities:
  Fixed assets                                      $1,648.3       $1,669.6
  Other                                                264.9          234.1
                                                  ---------------------------
    Total deferred tax liabilities                   1,913.2        1,903.7
                                                  ---------------------------
Deferred tax assets:
  Postretirement benefits                              194.3          195.8
  Minimum pension obligation                            66.0             --
  Spare parts & production supplies                     64.0           66.5
  Compensation-related obligations                      56.3           45.7
  Accrued liabilities and other                        244.0          222.8
                                                  ---------------------------
    Total deferred tax assets                          624.6          530.8
                                                  ---------------------------
Net deferred tax liabilities                        $1,288.6       $1,372.9
                                                  ===========================
-----------------------------------------------------------------------------

    A reconciliation between the U.S. federal statutory tax rate and Anheuser-Busch's effective tax rate for the three years ended Dec. 31 is presented below:

                                           2001         2000          1999
Federal statutory tax rate                 35.0%        35.0%         35.0%
State taxes, net of federal benefit         3.3          3.2           3.6
Impact of foreign operations                 .1           .1            .2
Other items, net                             --          (.3)          (.8)
                                         ------------------------------------
  Effective tax rate                       38.4%        38.0%         38.0%
                                         ====================================
-----------------------------------------------------------------------------


60  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

11. SUPPLEMENTAL INFORMATION

    Accounts payable include $92.3 million and $104.2 million, respectively, of outstanding checks at Dec. 31, 2001 and 2000.
    Supplemental cash flow information for the three years ended Dec. 31 is presented below (in millions):

Cash paid during the year:                2001         2000          1999
Interest, net of
  interest capitalized                 $  313.1     $  304.7      $  286.9
Income taxes                              889.8        770.8         706.2
Excise taxes                            2,052.6      2,042.9       2,016.6
Changes in working capital:
(Increase)/decrease
  in current assets:
  Accounts receivable                    $(20.5)       $28.6        $(18.9)
  Inventories                              16.5         15.5          (0.4)
  Other current assets                      4.2         16.4         (13.6)
Increase/(decrease) in
  current liabilities:
  Accounts payable                          4.2          8.2          26.9
  Accrued salaries, wages
  and benefits                            (20.6)        28.0          15.2
  Accrued taxes                            29.4        (36.8)        (29.4)
  Other current liabilities                43.6        (32.4)         14.4
                                     ----------------------------------------
Net decrease/(increase)
  in working capital                   $   56.8     $   27.5      $   (5.8)
                                     ========================================
-----------------------------------------------------------------------------

    The components of plant and equipment as of Dec. 31 are summarized below (in millions):

                                                     2001           2000
  Land                                            $   272.4      $   260.5
  Buildings                                         4,033.9        3,863.0
  Machinery and equipment                          10,770.9       10,386.2
  Construction in progress                            401.1          642.1
                                                -----------------------------
                                                   15,478.3       15,151.8
  Accumulated depreciation                         (7,088.3)      (6,908.0)
                                                -----------------------------
    Net plant and equipment                       $ 8,390.0      $ 8,243.8
                                                =============================
-----------------------------------------------------------------------------

    The components of other assets as of Dec. 31 are summarized below (in millions):

                                                      2001           2000
  Investment properties                             $  115.0       $  120.1
  Goodwill                                             411.3          413.9
  Deferred charges                                     623.2          539.6
                                                  ---------------------------
    Total other assets                              $1,149.5       $1,073.6
                                                  ===========================
-----------------------------------------------------------------------------

12. COMMITMENTS AND CONTINGENCIES

    The company had commitments for capital expenditures of approximately $115 million at Dec. 31, 2001. Obligations under capital and operating leases and inventory purchase contracts are not material.
    In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The Court subsequently awarded plaintiffs an additional $22.6 million in accumulated pre-judgment interest on the jury award which continues to accrue.
    Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. Both Maris and the company have appealed. Anheuser-Busch is vigorously contesting the judgment and the ultimate outcome cannot presently be predicted. The company's results for 2001 do not include any expense related to the Maris Distributing judgment or interest.
    The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims, however resolution is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations, or liquidity.

                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                       Net           Gross         Net       Diluted Earnings
                      Sales         Profit        Income         Per Share
-----------------------------------------------------------------------------
YEAR ENDED
DEC. 31, 2001
1st Quarter         $ 3,044.2       $1,117.3     $  394.4          $ .43
2nd Quarter           3,452.0        1,371.4        523.7            .58
3rd Quarter           3,522.2        1,462.0        558.6            .62
4th Quarter           2,893.1        1,010.4        227.8            .26
                  -----------------------------------------------------------
Annual              $12,911.5       $4,961.1     $1,704.5          $1.89
                  ===========================================================
-----------------------------------------------------------------------------

                       Net           Gross         Net       Diluted Earnings
                      Sales         Profit        Income         Per Share
-----------------------------------------------------------------------------
YEAR ENDED
DEC. 31, 2000
1st Quarter         $ 2,866.1       $1,032.2     $  350.3          $ .38
2nd Quarter           3,327.9        1,291.6        477.7            .52
3rd Quarter           3,461.8        1,388.1        514.5            .56
4th Quarter           2,843.6          957.6        209.1            .23
                  -----------------------------------------------------------
Annual              $12,499.4       $4,669.5     $1,551.6          $1.69
                  ===========================================================
-----------------------------------------------------------------------------

    In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. For comparability, information from prior periods has been recast to conform to the current presentation.

14. GOODWILL AND OTHER INTANGIBLE ASSETS

    Effective Jan. 1, 2002, Anheuser-Busch adopted FAS 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill existing as of the adoption date is no longer subject to periodic amortization. The company had unamortized goodwill of $1.3 billion at Jan. 1, 2002 related to its consolidated and equity subsidiaries. The impact of goodwill amortization expense on net income in 2001 was $35.8 million, or $.04 per share.
    The company has completed the required transitional goodwill impairment analysis for FAS 142 adoption purposes and found no impaired goodwill. Prospectively, goodwill will be reviewed for impairment at least annually, with its ongoing recoverability monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment.
    At Jan. 1, 2002, the company moved $70.5 million of intangible assets from goodwill into distinct intangible asset categories, primarily indefinite lived product distribution rights. Distribution rights reflect amounts paid to third parties to obtain exclusive beer wholesaler territories. The company holds these rights in perpetuity and has demonstrated an ability to exchange them for cash or other assets.
    Distribution rights comprise the majority of Anheuser-Busch's non-goodwill intangible assets.

15. BUSINESS SEGMENTS

    The company categorizes its operations into five business segments:
Domestic Beer, International Beer, Packaging, Entertainment and Other.
    The Domestic Beer segment consists of the company's U.S. beer operations including vertically integrated rice, barley and hops operations.
    The International Beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland and China.
    The Packaging segment is comprised of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and U.S. soft drink industry customers.
    The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In the first quarter of 2001, the company sold its SeaWorld Cleveland theme park to Six Flags, Inc. for $110 million, and recognized a $17.8 million pretax gain ($.005 per share, after-tax) which is shown as a separate line item in the consolidated statement of income. The company did not sell or grant license to the SeaWorld name.
    The Other segment is comprised of the company's real estate development, transportation and communications businesses.
    Summarized on the following page is the company's business segment information for 2001, 2000 and 1999 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.


62  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------
                                    Domestic      Int'l                                        Corp. &
2001                                  Beer         Beer       Pkg.      Enter.      Other     Elims (1)      Consol.
-----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                      $11,935.0      669.8     1,999.8     847.6      108.0      (587.2)      $14,973.0
   Net sales - intersegment         $      --         --       829.0        --       25.0      (854.0)      $      --
   Net sales - external             $ 9,988.2      555.1     1,170.8     847.6       83.0       266.8       $12,911.5
   Depreciation & amortization      $   585.7       22.2        85.7      93.5        5.4        42.0       $   834.5
   Income before income taxes       $ 2,676.4       58.3       107.5     147.4        7.3      (619.3)      $ 2,377.6
   Equity income, net of tax        $      --      240.1          --        --         --          --       $   240.1
   Net income                       $ 1,654.6      276.1        66.5      85.6        4.5      (382.8)      $ 1,704.5
BALANCE SHEET INFORMATION:
   Total assets                     $ 7,607.5    3,026.1       904.6   1,307.3      210.2       806.3       $13,862.0
   Equity method investments        $      --    2,540.5          --        --         --          --       $ 2,540.5
   Foreign-located fixed assets     $      --      209.6          --        --         --          --       $   209.6
   Capital expenditures             $   710.0       21.5       108.4      88.8       23.2        70.1       $ 1,022.0
-----------------------------------------------------------------------------------------------------------------------
                                    Domestic      Int'l                                        Corp. &
2000                                  Beer         Beer       Pkg.      Enter.      Other     Elims (1)      Consol.
-----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                      $11,490.5      647.8     2,012.2     837.9      122.8      (577.0)      $14,534.2
   Net sales - intersegment         $      --         --       788.4        --       26.2      (814.6)      $      --
   Net sales - external             $ 9,559.5      544.0     1,223.8     837.9       96.6       237.6       $12,499.4
   Depreciation & amortization      $   555.0       19.7        87.9      94.3        5.6        41.0       $   803.5
   Income before income taxes       $ 2,490.3       33.2        87.8     114.5       15.5      (561.4)      $ 2,179.9
   Equity income, net of tax        $      --      200.0          --        --         --          --       $   200.0
   Net income                       $ 1,544.0      220.6        54.4      71.0        9.6      (348.0)      $ 1,551.6
BALANCE SHEET INFORMATION:
   Total assets                     $ 7,474.3    2,492.3       869.2   1,387.3      206.1       643.5       $13,072.7
   Equity method investments        $      --    1,949.3          --        --         --          --       $ 1,949.3
   Foreign-located fixed assets     $      --      213.1          --        --         --          --       $   213.1
   Capital expenditures             $   744.7       21.2       125.9     128.6       17.1        37.0       $ 1,074.5
-----------------------------------------------------------------------------------------------------------------------
                                    Domestic      Int'l                                        Corp. &
1999                                  Beer         Beer       Pkg.      Enter.      Other     Elims (1)      Consol.
-----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION:
   Gross sales                      $10,966.8      763.3     1,941.9     750.5      120.2      (628.2)      $13,914.5
   Net sales - intersegment         $      --         --       790.7        --       28.7      (819.4)      $      --
   Net sales - external             $ 9,088.2      622.3     1,151.2     750.5       91.5       191.2       $11,894.9
   Depreciation & amortization      $   535.5       20.2        94.6      89.7        6.1        30.9       $   777.0
   Income before income taxes       $ 2,268.8      (19.5)      149.8     111.9       12.4      (515.8)      $ 2,007.6
   Equity income, net of tax        $      --      157.5          --        --         --          --       $   157.5
   Net income                       $ 1,406.7      145.4        92.9      69.4        7.7      (319.9)      $ 1,402.2
BALANCE SHEET INFORMATION:
   Total assets                     $ 7,183.9    2,439.6       843.6   1,360.4      197.0       615.9       $12,640.4
   Equity method investments        $      --    1,787.9          --        --         --          --       $ 1,787.9
   Foreign-located fixed assets     $      --      221.4          --        --         --          --       $   221.4
   Capital expenditures             $   563.2       45.3        49.7     162.6       13.5        31.0       $   865.3
-----------------------------------------------------------------------------------------------------------------------

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $266.8 million, $237.6 million and $191.2 million in 2001, 2000 and 1999, respectively.


                           ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  63

F I N A N C I A L  S U M M A R Y -- O P E R A T I O N S
Anheuser-Busch Companies and Subsidiaries

---------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                         2001              2000              1999
---------------------------------------------------------------------------------------------------------
Barrels of A-B beer brands sold worldwide                    107.2             105.6             102.9
                                                       ==================================================
Gross sales                                              $14,973.0         $14,534.2         $13,914.5
   Excise taxes                                           (2,061.5)         (2,034.8)         (2,019.6)
                                                       --------------------------------------------------
Net sales                                                 12,911.5          12,499.4          11,894.9
   Cost of products and services                          (7,950.4)         (7,829.9)         (7,445.6)
                                                       --------------------------------------------------
Gross profit                                               4,961.1           4,669.5           4,449.3
   Marketing, distribution and administrative
     expenses                                             (2,255.9)         (2,174.8)         (2,147.0)
   Gain on sale of business (1)                               17.8                --                --
   Shutdown of Tampa brewery                                    --                --                --
   Restructuring charge                                         --                --                --
                                                       --------------------------------------------------
Operating income                                           2,723.0           2,494.7           2,302.3
   Interest expense                                         (361.2)           (348.2)           (307.8)
   Interest capitalized                                       26.9              33.3              18.2
   Interest income                                             1.1               1.1               4.3
   Other income/(expense), net                               (12.2)             (1.0)             (9.4)
                                                       --------------------------------------------------
Income before income taxes                                 2,377.6           2,179.9           2,007.6
   Provision for income taxes (current
     and deferred)                                          (913.2)           (828.3)           (762.9)
   Revaluation of deferred tax liability under
     FAS 109                                                    --                --                --
   Equity income, net of tax                                 240.1             200.0             157.5
                                                       --------------------------------------------------
Income from continuing operations                          1,704.5           1,551.6           1,402.2
Income/(loss) from discontinued operations                      --                --                --
                                                       --------------------------------------------------
Income before accounting changes                           1,704.5           1,551.6           1,402.2
Cumulative effect of accounting changes                         --                --                --
                                                       --------------------------------------------------
   Net income                                            $ 1,704.5         $ 1,551.6         $ 1,402.2
                                                       ==================================================
Basic Earnings Per Share:
Income from continuing operations                        $    1.91         $    1.71         $    1.49
Income/(loss) from discontinued operations                      --                --                --
                                                       --------------------------------------------------
Income before accounting changes                              1.91              1.71              1.49
Cumulative effect of accounting changes                         --                --                --
                                                       --------------------------------------------------
   Net income                                            $    1.91         $    1.71         $    1.49
                                                       ==================================================
Diluted Earnings Per Share:
Income from continuing operations                        $    1.89         $    1.69         $    1.47
Income/(loss) from discontinued operations                      --                --                --
                                                       --------------------------------------------------
Income before accounting changes                              1.89              1.69              1.47
Cumulative effect of accounting changes                         --                --                --
                                                       --------------------------------------------------
   Net income                                            $    1.89         $    1.69         $    1.47
                                                       ==================================================
Cash dividends paid on common stock                      $   614.1         $   571.0         $   544.7
   Per share                                                   .69               .63               .58
Weighted average number of common shares:
   Basic                                                     890.1             906.1             939.0
   Diluted                                                   901.6             919.7             953.7
---------------------------------------------------------------------------------------------------------

All share and per share information reflects the two-for-one stock splits effective Sept. 18, 2000 and Sept. 12, 1996 and the 1997 adoption of FAS 128,
"Earnings per Share." Gross sales, net sales and cost of products and services for all years reflect the change made in 2001 for the presentation of pass-through finished product delivery costs reimbursed by customers. This change had a minor impact on revenue and profit margin growth, and had no impact on cash flow, operating income, net income and earnings per share. All information has been restated to recognize the 1995 divestiture of the Food
Products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; Sale of the St. Louis Cardinals in 1996.

Note 2: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.


64  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------
    1998          1997            1996            1995            1994         1993            1992            1991
-----------------------------------------------------------------------------------------------------------------------
      99.8          96.6            95.1            90.9            91.3         89.7            88.9            87.9
=======================================================================================================================
 $13,342.5     $12,936.0       $12,721.8       $12,100.1       $11,793.9    $11,232.5       $11,089.7       $10,708.2
  (1,962.1)     (1,766.2)       (1,737.8)       (1,664.0)       (1,679.7)    (1,679.8)       (1,668.6)       (1,637.9)
-----------------------------------------------------------------------------------------------------------------------
  11,380.4      11,169.8        10,984.0        10,436.1        10,114.2      9,552.7         9,421.1         9,070.3
  (7,297.1)     (7,200.5)       (7,064.9)       (6,886.6)       (6,581.0)    (6,252.8)       (6,132.9)       (6,029.8)
-----------------------------------------------------------------------------------------------------------------------
   4,083.3       3,969.3         3,919.1         3,549.5         3,533.2      3,299.9         3,288.2         3,040.5
  (1,958.0)     (1,916.3)       (1,890.0)       (1,756.6)       (1,679.9)    (1,612.1)       (1,583.7)       (1,409.5)
        --            --            54.7              --              --           --              --              --
        --            --              --          (160.0)             --           --              --              --
        --            --              --              --              --       (401.3)             --              --
-----------------------------------------------------------------------------------------------------------------------
   2,125.3       2,053.0         2,083.8 (3)     1,632.9 (4)     1,853.3      1,286.5 (5)     1,704.5         1,631.0
    (291.5)       (261.2)         (232.8)         (225.9)         (219.3)      (205.1)         (194.6)         (234.0)
      26.0          42.1            35.5            24.3            21.8         35.2            46.9            45.6
       5.8           7.9             9.4             9.9             2.6          3.4             4.4             6.6
     (13.0)         (9.3)           (3.0)           20.5            17.6         21.0            (2.5)            1.3
-----------------------------------------------------------------------------------------------------------------------
   1,852.6       1,832.5         1,892.9 (3)     1,461.7 (4)     1,676.0      1,141.0 (5)     1,558.7         1,450.5

    (704.3)       (703.6)         (736.8)         (575.1)         (661.5)      (452.6)         (594.6)         (549.6)

        --            --              --              --              --        (31.2)             --              --
      85.0          50.3              --              --              --           --              --              --
-----------------------------------------------------------------------------------------------------------------------
   1,233.3       1,179.2         1,156.1 (3)       886.6 (4)     1,014.5        657.2 (5)       964.1           900.9
        --            --            33.8          (244.3)           17.6        (62.7)           30.1            38.9
-----------------------------------------------------------------------------------------------------------------------
   1,233.3       1,179.2         1,189.9           642.3         1,032.1        594.5           994.2           939.8
        --         (10.0)(2)          --              --              --           --           (76.7)(2)          --
-----------------------------------------------------------------------------------------------------------------------
 $ 1,233.3     $ 1,169.2       $ 1,189.9       $   642.3       $ 1,032.1    $   594.5       $   917.5       $   939.8
=======================================================================================================================

 $    1.28     $    1.19       $    1.16       $     .86       $     .96    $     .60       $     .85       $     .79
        --            --             .03            (.23)            .02         (.05)            .02             .03
-----------------------------------------------------------------------------------------------------------------------
      1.28          1.19            1.19             .63             .98          .55             .87             .82
        --          (.01)(2)          --              --              --           --            (.06)(2)          --
-----------------------------------------------------------------------------------------------------------------------
 $    1.28     $    1.18       $    1.19       $     .63       $     .98    $     .55       $     .81       $     .82
=======================================================================================================================

 $    1.27     $    1.18       $    1.14 (3)   $     .85 (4)   $     .95    $     .60 (5)   $     .84       $     .78
        --            --             .03            (.23)            .02         (.05)            .02             .03
-----------------------------------------------------------------------------------------------------------------------
      1.27          1.18            1.17             .62             .97          .55             .86             .81
        --          (.01)(2)          --              --              --           --            (.06)(2)          --
-----------------------------------------------------------------------------------------------------------------------
 $    1.27     $    1.17       $    1.17       $     .62       $     .97    $     .55       $     .80       $     .81
=======================================================================================================================
 $   521.0     $   492.6       $   458.9       $   429.5       $   398.8    $   370.0       $   338.3       $   301.1
       .54           .50             .46             .42             .38          .34             .30             .26

     964.2         985.3           998.2         1,021.7         1,049.2      1,088.7          1,127.3        1,136.0
     975.0         999.4         1,021.2         1,048.8         1,076.1      1,117.2          1,163.3        1,171.6
=======================================================================================================================

Note 3: 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and $1.10, respectively.

Note 4: 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million and $.99, respectively.

Note 5: 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million, pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million, after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $.84, respectively.


                             ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  65

F I N A N C I A L S U M M A R Y -- B A L A N C E S H E E T A N D O T H E R I N F O R M A T I O N
Anheuser-Busch Companies and Subsidiaries

---------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AND STATISTICAL DATA)         2001              2000              1999
---------------------------------------------------------------------------------------------------------
Balance Sheet Information:
   Working capital (deficit)                             $  (181.9)        $  (127.8)        $  (350.4)
   Current ratio                                               0.9               0.9               0.8
   Debt                                                    5,983.9           5,362.7           5,122.9
   Shareholders equity                                     4,061.5           4,128.9           3,921.5
   Return on shareholders equity                              41.6%             38.5%             34.5%
   Debt to total capitalization ratio                         59.6%             56.5%             56.6%
   Book value per share                                       4.62              4.57              4.25
   Total assets                                           13,862.0          13,072.7          12,640.4


Other Information:
   Capital expenditures                                  $ 1,022.0         $ 1,074.5         $   865.3
   Price/earnings ratio                                       23.9              26.9              24.1
   Market price range of common stock
     (high and low closing)                            46.51-38.50       49.81-27.47       40.81-32.59
=========================================================================================================

All share and per share information reflects the two-for-one stock splits effective Sept.18, 2000 and Sept. 12, 1996. All information has been restated to recognize the 1995 divestiture of the Food Products segment.


66  ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------
      1998         1997             1996           1995            1994        1993            1992             1991
-----------------------------------------------------------------------------------------------------------------------
   $   (89.9)    $    83.2        $    34.9      $   268.6        $    57.0   $   (41.3)     $  247.8        $  107.9
         0.9           1.1              1.0            1.2              1.0         1.0           1.2             1.1
     4,718.6       4,365.6          3,270.9        3,270.1          3,066.4     3,019.7       2,630.3         2,627.9
     4,216.0       4,041.8          4,029.1        4,433.9          4,415.5     4,255.5       4,620.4         4,438.1
        29.9%         29.2%(1)         30.0%(2)       25.0%(3)         29.9%       18.8%(4)      27.6%(1)        30.2%
        52.8%         51.9%            44.8%          47.1%            47.3%       47.3%         42.0%           43.9%
        4.42          4.15             4.05           3.61             3.32        3.35          3.25            2.95
    12,484.3      11,727.1         10,463.6       10,590.9         10,547.4    10,267.7       9,954.9         9,642.5


   $   817.5     $ 1,199.3        $ 1,084.6      $   952.5        $   662.8   $   656.3      $  628.8        $  625.5
        25.9          18.6 (1)         17.6 (2)       19.6 (3)         13.1        22.6 (4)      16.9 (1)        18.9

 34.13-21.72   23.94-19.75      21.44-16.25       17-12.69      13.81-11.75       15-11      15.13-13      15.38-9.88
=======================================================================================================================

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


                           ANHEUSER-BUSCH COMPANIES / 2001 ANNUAL REPORT  67