Form 10-K, Exhibit 13
period 2002-12-31
ANHEUSER BUSCH COMPANIES INC
filed 2003-03-26
CIK 310569

                                                                Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis of Operations and Financial Condition


Introduction
------------
     This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and footnotes to the consolidated financial statements included in this annual report.
     This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but such expectations may change. These expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in United States demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in the litigation to which the company is a party; changes in raw materials prices; changes in packaging materials costs; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements. If the company determines to update any forward-looking statement, it will do so publicly. No private statements by the company or its personnel should be interpreted as updating forward-looking statements.

Objectives
----------
     Anheuser-Busch remains focused on its three major objectives to enhance shareholder value:

o Increasing domestic per barrel profitability which, when combined with continued market share growth, will provide the base for long-term double-digit earnings per share growth and improvement in return on capital.

o Profitable expansion of the international beer segment by making investments in leading brewers in key beer growth markets, and building the Budweiser brand worldwide. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and owns and operates breweries in China and the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand; a 20% equity position in Compania Cervecerias Unidas (CCU), the largest brewer in Chile; and an agreement to eventually acquire 27% of Tsingtao, the largest brewer in China.

o Continued growth in profit and free cash flow in the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to approximately 20 million visitors annually.

Operating Results
-----------------
     Led by strong growth in its domestic and international beer businesses, Anheuser-Busch had another outstanding year in 2002, selling over 100 million barrels of its beer brands domestically for the first time in history and delivering 14% earnings per share growth. The company also achieved its 17th consecutive quarter of solid double-digit earnings per share growth in the fourth quarter 2002, and has delivered 14.3% compounded annual earnings per share growth since 1998. Diluted earnings per share are calculated on a comparable basis, excluding goodwill amortization from all periods. These accomplishments reflect Anheuser-Busch's proven ability to capitalize on continued favorable domestic beer industry

                             ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


fundamentals and the strong earnings growth contribution by the company's international beer segment, led primarily by the performance of the company's equity partner Grupo Modelo. The combination of revenue per barrel growth, volume growth and favorable costs has significantly enhanced profit margins and return on capital employed. Return on capital employed increased 120 basis points in 2002, and has increased a total of 410 basis points over the past four years.
     Anheuser-Busch enters 2003 from a position of strength. The company has the leading brands with the highest quality in the industry, substantial market share leads over its nearest competitors, successful pricing strategies and a strong financial position. The company has established a 12% earnings per share growth objective for 2003.
     Effective in the first quarter 2002, the company ceased amortizing goodwill in accordance with FAS No. 142, "Goodwill and Other Intangible Assets." The impact of goodwill amortization on 2001 net income and diluted earnings per share was $35.8 million and $.04, respectively. The impact of goodwill amortization on net income and diluted earnings per share for 2000 was $31.8 million and $.03, respectively. Had goodwill amortization ceased on January 1, 2000, net income for 2001 and 2000 would have been $1.74 billion and $1.58 billion, respectively, while diluted earnings per share for the same periods would have been $1.93 and $1.72.
     Comparisons of key operating results for the last three years are summarized in the following tables. As noted above, due to the adoption of FAS 142, operating results for 2002 do not reflect any goodwill amortization expense. Per the requirements of FAS 142, Anheuser-Busch did not restate the results of operations for 2001 and 2000 to exclude goodwill amortization, so results for those years reflect the impact of goodwill expense. The absence or presence of goodwill amortization expense in 2002 and 2001, respectively, makes direct comparison between operating results difficult. Therefore, to provide the clearest understanding of the company's operations, all discussions of operating results for 2002 vs. 2001 are based on 2001 results reported on a comparable basis, excluding the impact of goodwill amortization. Discussions of operating results for 2001 and 2000 vs. prior years are already on a comparable basis, as the results for all years include goodwill amortization expense.

Comparison of Operating Results
Year Ended December 31 (in millions, except per share)
-----------------------------------------------------------------------------
                                                           2002  vs.  2001
                                                        ---------------------
                                                                   Comparable
                                   2002        2001     Reported     Basis*
Gross sales                      $15,687     $14,973      4.8%        4.8%
Net sales                        $13,566     $12,912      5.1%        5.1%
Operating income                 $ 2,980     $ 2,723      9.4%        8.9%
Income before income taxes       $ 2,624     $ 2,378     10.3%        9.6%
Equity income, net of tax        $   352     $   254     38.3%       28.2%
Net income                       $ 1,934     $ 1,705     13.4%       11.1%
Diluted earnings per share       $  2.20     $  1.89     16.4%       14.0%

* Excludes goodwill amortization in 2001.
-----------------------------------------------------------------------------
                                   2001        2000        2001 vs. 2000
Gross sales                      $14,973     $14,534     $439         3.0%
Net sales                        $12,912     $12,499     $413         3.3%
Operating income                 $ 2,723     $ 2,495     $228         9.2%
Income before income taxes       $ 2,378     $ 2,180     $198         9.1%
Equity income, net of tax        $   254     $   246     $  8         3.4%
Net income                       $ 1,705     $ 1,552     $153         9.9%
Diluted earnings per share       $  1.89     $  1.69     $.20        11.8%
-----------------------------------------------------------------------------
                                   2000        1999        2000 vs. 1999
Gross sales                      $14,534     $13,915     $619         4.5%
Net sales                        $12,499     $11,895     $604         5.1%
Operating income                 $ 2,495     $ 2,302     $193         8.4%
Income before income taxes       $ 2,180     $ 2,008     $172         8.6%
Equity income, net of tax        $   246     $   179     $ 67        37.7%
Net income                       $ 1,552     $ 1,402     $150        10.7%
Diluted earnings per share       $  1.69     $  1.47     $.22        15.0%
-----------------------------------------------------------------------------

Beer Sales Volume
-----------------
     Worldwide Anheuser-Busch brands volume is comprised of domestic volume and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company breweries in China and the United Kingdom and under various license and contract-brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total brands sales volume combines worldwide Anheuser-Busch brand volume with the company's pro rata share of volume in international equity partners Grupo Modelo and CCU.
     Total worldwide beer sales volume results for the last three years are summarized on the following page.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


Worldwide Beer Sales Volume
Year Ended December 31 (millions of barrels)
-----------------------------------------------------------------------------
                                               2002      2001        Change
-----------------------------------------------------------------------------
Domestic                                       101.8      99.7        2.1%
International                                    8.0       7.5        5.4%
                                            ---------------------------------
  Worldwide A-B brands                         109.8     107.2        2.3%
International equity partner brands             18.1      17.2        5.3%
                                            ---------------------------------
  Total brands                                 127.9     124.4        2.8%
                                            =================================

-----------------------------------------------------------------------------
                                               2001      2000        Change
-----------------------------------------------------------------------------
Domestic                                        99.7      98.5        1.2%
International                                    7.5       7.1        5.6%
                                            ---------------------------------
  Worldwide A-B brands                         107.2     105.6        1.5%
International equity partner brands             17.2      15.7        9.7%(1)
                                            ---------------------------------
  Total brands                                 124.4     121.3        2.6%(1)
                                            =================================

(1) Normalized to exclude incremental volume contributed by the 2001 acquisition of CCU, equity partner brands volume increased 4.9%, and total brands volume increased 2.0%, for 2001 vs. 2000.

-----------------------------------------------------------------------------
                                               2000      1999        Change
-----------------------------------------------------------------------------
Domestic                                        98.5      95.8        2.7%
International                                    7.1       7.1        1.1%
                                            ---------------------------------
   Worldwide A-B brands                        105.6     102.9        2.6%
International equity partner brands             15.7      15.1        3.9%(2)
                                            ---------------------------------
   Total brands                                121.3     118.0        2.8%(2)
                                            =================================

(2) Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner brands volume increased 6.2%, and total brands volume increased 3.1%, for 2000 vs. 1999. The company sold its investment back to Antarctica in July 1999.

Sales
-----
     Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percent increases in beer volume. Anheuser-Busch strives to obtain price increases that approximate, or are slightly less than, increases in the U.S. Consumer Price Index over time.
     The company's reported domestic sales volume is based on beer sales-to-wholesalers volume. Higher beer sales-to-wholesalers volume increases gross profit dollars and gross profit margin. Wholesaler sales-to-retailers volume is a leading indicator of demand for the company's products at the consumer level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.
     In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. These items were previously offset for zero impact within cost of sales. The company now presents these items separately as sales and cost of sales. This change had a minor impact on revenue and profit margins growth, and had no impact on cash flow, operating income, net income and earnings per share. For comparability, information for 2000 was recast to conform to this presentation.

Sales -- 2002 vs. 2001

       [SALES* (1998-2002 -- COMPARES GROSS SALES AND NET SALES -- GRAPH]

*The difference between gross sales and net sales represents beer excise taxes.

     Anheuser-Busch achieved record gross sales of $15.7 billion and record net sales of $13.6 billion in 2002, representing increases of 4.8%, or $714 million, and 5.1%, or $654 million, respectively, compared to 2001. The increases in gross and net sales were principally due to a $570 million, or 5.7% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and higher domestic beer sales volume. Revenue per barrel generated $354 million in net sales improvement, while higher beer volume contributed $216 million of the increase. International beer net sales increased $43 million, primarily due to volume growth in China. Packaging segment net sales were up $24 million due to higher soft drink can prices and increased volume. Entertainment segment net sales increased $11 million due to higher ticket prices and higher in-park spending, partially offset by slightly lower attendance. The difference between gross and net sales represents beer excise taxes of $2.12 billion.
     Domestic beer revenue per barrel grew 3.5% for 2002, reflecting the continued favorable domestic pricing environment, and the introductions of Michelob ULTRA and Bacardi Silver. Revenue per barrel has increased by 2% or more for 17 consecutive quarters. Excluding favorable mix, domestic revenue per barrel increased 2.8% for the year. The increases in revenue per barrel have enhanced gross and operating profit margins, which improved 160 basis points and 80 basis points, respectively, in 2002 vs. the prior year.
     Consistent with its practice of implementing annual price increases in two phases, the company completed the first stage of its pricing actions for 2003 by raising prices in October 2002 in markets representing almost 45% of the company's domestic volume. These actions have been very successful, as reflected in the company's strong fourth quarter revenue per barrel performance. As planned, Anheuser-Busch is implementing the second stage of

                             ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

2003 pricing actions on approximately 20% of its domestic volume. As in the past, these pricing initiatives are tailored to specific markets, brands and packages.
     Domestic beer sales-to-wholesalers volume increased 2.1% for the full year vs. 2001, to 101.8 million barrels. This increase was led by Bud family sales, as well as the successful 2002 introductions of Bacardi Silver and Michelob ULTRA. Wholesaler inventories at December 31, 2002 were essentially the same as inventory levels at the end of last year. Wholesaler sales-to-retailers volume was up 1.6% for the year.
     Worldwide Anheuser-Busch beer sales volume increased 2.3% for the year in 2002, to 109.8 million barrels. Total beer sales volume was 127.9 million barrels in 2002, up 2.8% vs. 2001. International Anheuser-Busch brand beer volume for 2002 was 8.0 million barrels, an increase of 5.4% vs. 2001. During 2002, the company's three largest markets outside the United States -- Canada, China and the United Kingdom -- all experienced volume growth.
     The company's domestic market share for 2002 (excluding exports) was 49.2%, an increase of 0.5 percentage point compared to 2001 market share of 48.7%. Domestic market share is determined based on estimated U.S. beer industry sales using information provided by the Beer Institute and the U.S. Department of Commerce. The company has led the U.S. brewing industry in sales volume and market share since 1957.

Sales -- 2001 vs. 2000
     Anheuser-Busch reported gross sales of $15.0 billion and net sales of $12.9 billion in 2001, representing increases of 3.0%, or $439 million, and 3.3%, or $413 million, respectively, compared to 2000. The increases in gross and net sales were principally due to a $429 million, or 4.5% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and a 1.2% increase in domestic beer sales volume. Revenue per barrel generated $298 million in net sales improvement, while higher beer volume contributed $131 million of the increase. Gross and net sales also benefited from sales increases from the international beer and entertainment segments. The difference between gross and net sales represents beer excise taxes of $2.06 billion.
     Domestic revenue per barrel grew 3.0% for full year 2001, reflecting a favorable pricing environment and Anheuser-Busch's efforts to balance price increases and market share gains. Gross and operating profit margins increased 100 and 110 basis points for the year, respectively, compared to 2000.
     Domestic beer sales-to-wholesalers volume increased 1.2% for full year 2001, to 99.7 million barrels, compared to prior year. Wholesaler sales-to-retailers grew 1.8% for the full year 2001. The Bud family led the increases in sales to both wholesalers and to retailers, with Bud Light continuing its strong sales performance.
     Worldwide Anheuser-Busch brand sales volume for 2001 grew 1.5%, to 107.2 million barrels, compared to full year 2000. Total brands sales volume was 124.4 million barrels for the year, up 2.6%.
     International beer volume, excluding Modelo and CCU, grew 5.6% for the full year, to 7.5 million barrels, due primarily to solid volume growth in Canada and China.
     The company's domestic market share (excluding exports) for 2001 was 48.7%, an increase of 0.2 percentage point over 2000 market share of 48.5%.

Sales -- 2000 vs. 1999
     Anheuser-Busch achieved gross sales of $14.5 billion and net sales of $12.5 billion in 2000, representing increases of 4.5%, or $619 million, and 5.1%, or $604 million, respectively, compared to 1999. The primary factors responsible for these increases were increased domestic revenue per barrel and higher domestic beer sales volume, which generated a $473 million, or 5.2% net sales increase by the domestic beer segment. Increased domestic revenue per barrel and higher domestic beer sales volume contributed $222 million and $251 million, respectively, to the increase in net sales. Gross and net sales growth were adversely impacted by lower international beer sales resulting from the conversion of the company's 90%-owned Japan joint venture into an exclusive licensing arrangement. The difference between gross and net sales in 2000 is beer excise taxes of $2.03 billion.
     Domestic revenue per barrel grew 2.5% for the full year 2000 compared to 1999.
     Domestic beer sales-to-wholesalers increased 2.7%, to 98.5 million barrels, for full year 2000. Domestic volume growth was led by the Bud family, with Bud Light registering double-digit growth. Domestic wholesaler sales-to-retailers were up 2.5% for 2000 compared to 1999.
     Worldwide Anheuser-Busch brand sales volume grew to 105.6 million barrels, up 2.6% for 2000 compared to 1999. Total brands sales volume was 121.3 million barrels, up 2.8% for the year. Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner volume increased 6.2% for the year, and total brands sales volume increased 3.1%.
     The company's reported domestic market share (excluding exports) for 2000 was 48.5%, an increase of 1.0 share point over 1999 market share of 47.5%. Industry estimates provided by the Beer Institute for market share calculations were not adjusted for the impact of a wholesaler inventory reduction initiated by Miller Brewing Company in the fourth quarter of 2000.
     International beer volume (excluding foreign equity investment volume) grew 1.1% in 2000, due primarily to growth in Canada and China, partially offset by lower volume in the United Kingdom.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITIONS

Cost of Sales
-------------
     The company continuously strives to drive costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs through better systemwide coordination with its network of independent wholesalers.
     Cost of sales was $8.13 billion in 2002, an increase of $192 million, or 2.4% vs. 2001. The increase in 2002 is due primarily to higher domestic beer segment costs, driven by costs associated with higher beer volume of $105 million partially offset by lower brewing materials, aluminum and energy costs. Costs also increased in the international beer segment, due to costs associated with increased beer volume, and in the packaging and entertainment businesses. Gross profit as a percentage of sales was 40.1%, an increase of 160 basis points vs. 2001, reflecting higher domestic beer margins generated by improved pricing and favorable costs.
     Cost of sales for 2001 was $7.95 billion, an increase of 1.5%, or $121 million compared to 2000. The increase in cost of sales is principally due to increased costs in the domestic beer segment, including costs of $44 million associated with higher domestic beer volume, higher energy costs and increased packaging material costs which reflect the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. Gross profit as a percentage of net sales was 38.4% for 2001, an increase of 100 basis points compared to 2000, principally reflecting higher domestic beer margins.
     Cost of sales was $7.83 billion for 2000, an increase of 5.2%, or $384 million compared to 1999. The increase in cost of sales is primarily due to increased costs in the domestic beer segment, due primarily to costs of $96 million related to higher domestic beer volume, and increased costs at the company's entertainment, can manufacturing and commodity aluminum recycling businesses. Gross profit as a percentage of net sales was 37.4% for 2000, no change vs. 1999.

Marketing, Distribution and Administrative Expenses
---------------------------------------------------
     Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy, and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, print and outdoor advertising and event sponsorships.
     Marketing, distribution and administrative expenses of $2.46 billion in 2002 represent an increase of $201 million vs. 2001 expenses, or 8.9%. The increase is due to higher domestic beer marketing costs for the Bud and Michelob families, introductory costs and ongoing support for Michelob ULTRA and Bacardi Silver, increased distribution costs due to the acquisition of a beer wholesaler in California, higher litigation costs and a $20 million contribution to the company's charitable foundation.
     Marketing, distribution and administrative expenses for 2001 were $2.26 billion, an increase of 3.7%, or $81 million vs. 2000. The increase in these expenses in 2001 was principally due to higher domestic beer marketing costs, higher distribution costs related to the acquisition of a wholesaler in California and higher administrative costs.
     Marketing, distribution and administrative expenses for 2000 were $2.17 billion, an increase of 1.3%, or $28 million vs. 1999. The increase is due to higher marketing expenses for the domestic beer segment, higher one-time marketing costs for the entertainment segment related to the opening of the Discovery Cove park and higher general and administrative costs, significantly offset by lower international beer marketing expenses in Japan due to converting the company's joint venture to an exclusive licensing agreement.

Operating Income
----------------
     Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.
     Operating income was $2.98 billion in 2002, an increase of $244 million, or 8.9%, vs. 2001 operating income. In 2001, the company had operating income of $2.72 billion, representing a 9.2%, or $228 million, increase over 2000 operating income of $2.49 billion. Operating income in 2000 increased $193 million, or 8.4% vs. 1999.
     Operating margin for 2002 was 22.0%, an increase of 80 basis points vs. 2001. Operating margin in 2001 was 21.1%, a 110 basis point increase over 2000 margin of 20.0%, which increased 60 basis points vs. 1999. Excluding the impact of the $17.8 million gain on the sale of SeaWorld Cleveland recorded in the first quarter 2001, operating margin for 2002 and 2001 increased 90 and 100 basis points, respectively.

Net Interest Cost
-----------------
     Net interest cost (interest expense less interest income) was $367.4 million for 2002, $360.1 million for 2001 and $347.1 million for 2000, representing increases of 2.0%, 3.7% and 14.4%, respectively, compared to prior years. These increases primarily result from higher

                             ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


average outstanding debt balances compared to prior years. The impact of higher debt balances was partially offset by lower interest rates throughout 2002 and 2001. Average interest rates increased in 2000. See the Liquidity and Capital Resources section of this discussion for additional information regarding changes in the company's debt portfolio.

Interest Capitalized
--------------------
     Interest capitalized was $17.7 million in 2002, $26.9 million in 2001 and $33.3 million in 2000. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates and by market interest rates. Capital spending declined in 2002 and interest rates have generally declined throughout 2002 and 2001.

Other Income/Expense, Net
-------------------------
     Other income/expense, net includes earnings from the company's limited partnership investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $6.4 million in 2002, $12.2 million in 2001 and $1.0 million in 2000.

Income Before Income Taxes
--------------------------

               [INCOME BEFORE INCOME TAXES GRAPH (1998-2002)]

     Income before income taxes was $2.62 billion in 2002, an increase of $231 million, or 9.6%, vs. 2001. Income before income taxes was $2.38 billion in 2001 and $2.18 billion in 2000, representing increases of $198 million, or 9.1%, and $172 million, or 8.6%, respectively, vs. prior years. Excluding the impact of the gain on the SeaWorld Cleveland sale in 2001, which better reflects ongoing operations, pretax income increased 10.4% in 2002 and 8.3% in 2001.

2002 vs. 2001

     Income before income taxes improved for all the company's major business segments in 2002. Domestic beer pretax income for the year was up 9.3%, to $2.92 billion, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 37% for 2002, primarily due to volume and profit growth in China. Packaging segment pretax profits were up 42%, primarily due to higher soft drink can prices and volume, along with a profit contribution from the company's bottle manufacturing operation in 2002 compared to a loss in the 2001 start-up year. Entertainment segment pretax profits for the year were up 8% compared to 2001, excluding the $17.8 million gain on the sale of the company's SeaWorld Cleveland theme park in 2001.

2001 vs. 2000
     Domestic beer income before income taxes for 2001 was $2.67 billion, an increase of $185 million, or 7.5% vs. 2000. This increase is due to higher revenue per barrel and increased beer sales volume. Pretax profit for international beer increased 86% for 2001 due to volume gains in China and Canada, along with contributions from the United Kingdom and Ireland. Income before income taxes for the packaging segment was up 6% for the year, reflecting reduced manufacturing costs partially offset by lower soft drink can pricing, and the impact of start-up costs related to the company's bottle manufacturing operation. This comparison excludes an unfavorable adjustment related to the company's label manufacturing business in 2000. Reported pretax results for the packaging segment increased 22% in 2001. Entertainment segment pretax profits for 2001 increased 14% vs. the prior year primarily due to increased attendance, increased in-park spending and a full year of Discovery Cove operations in 2001 vs. a partial year in 2000. These results exclude the impact of SeaWorld Cleveland operating results and related gain on the sale of the park. Including SeaWorld Cleveland, income before income taxes for the segment increased 29%.

2000 vs. 1999
     Income before income taxes for domestic beer in 2000 was $2.48 billion, an increase of 9.7%, or $220 million compared to 1999, due to strong revenue per barrel and volume performance. International beer pretax results moved from a loss in 1999 to profit in 2000, and improved $52.6 million due to volume gains in China and the conversion of a joint venture into a licensing agreement in Japan, which lowered operating costs. Packaging segment pretax income was down 41% for 2000 compared to 1999, reflecting lower conversion pricing on soft drink can sales and an unfavorable $14 million adjustment at the company's label manufacturing business. Excluding the label manufacturing adjustment, packaging segment pretax income was down 32% for the year. Entertainment segment income before income taxes, excluding start-up costs associated with Discovery Cove, which began

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


operations in July 2000, was up 7% for 2000 due primarily to attendance growth in Florida. Including Discovery Cove start-up costs, pretax income for the entertainment segment increased 2% for the year.

Equity Income, Net of Tax
-------------------------
     Equity income, net of tax increased 28.2%, to $351.7 million for 2002 vs. 2001. Equity income of $254.4 million in 2001 represents a 3.4% increase compared to 2000 equity income of $246.0 million, which had increased $67.3 million, or 38% vs. 1999. These increases are primarily due to Grupo Modelo's underlying volume and earnings growth.
     Equity income from Grupo Modelo for 2002 includes a one-time $6.5 million after-tax charge in the third quarter related to the restructuring of Modelo's brewery operations in southeast Mexico. As a result of the restructuring, Modelo should realize improved efficiencies and operating cost savings in the future.
     Modelo equity income also includes a $17 million one-time deferred income tax benefit due to a gradual 3% reduction in Mexican corporate income tax rates from 35% in 2002 to 32% in 2005. The Mexican government enacted the lower corporate income tax rates in the first quarter of 2002. The Mexican tax rate benefit is largely offset by increased U.S. deferred income taxes, which are included in the company's consolidated income tax provision, resulting in minimal consolidated net income or earnings per share benefit. Excluding the impact of the Modelo tax rate benefit and brewery restructuring charge, equity income on a comparable basis increased 24% in 2002.

Net Income
----------
     The company earned net income of $1.93 billion in 2002, an increase of $193 million, or 11% over 2001. Net income was $1.70 billion in 2001, an increase of 9.9%, vs. 2000 net income of $1.55 billion. Net income for 2000 increased $150 million, or 10.7% compared to 1999.

Effective Tax Rate
------------------
     The effective tax rate was 39.7% in 2002, an increase of 100 basis points vs. 2001. The effective tax rate increased in 2002 due to the Modelo deferred tax impact discussed previously and higher foreign taxes, partially offset by the write-off in 2001 of goodwill associated with the sale of SeaWorld Cleveland.
     The effective tax rates in 2001 and 2000 were 39.0% and 40.1%, respectively. The decrease in 2001 was primarily due to lower foreign taxes partially offset by the write-off of SeaWorld Cleveland goodwill. The effective rate in 2000 was up 100 basis points vs. 1999 due to increased foreign taxes.

Diluted Earnings Per Share
--------------------------

              [DILUTED EARNINGS PER SHARE* GRAPH (1998-2002)]

*On a comparable basis, which excludes goodwill amortization, diluted earnings per share for 2001, 2000, 1999 and 1998 would have been $1.93, $1.72,
 $1.50 and $1.29, respectively.

     Diluted earnings per share were $2.20 for 2002, an increase of $.27 per share, or 14%, vs. 2001. Diluted earnings per share of $1.89 for 2001 represent an increase of 11.8% over 2000 earnings per share of $1.69, which had increased 15% compared to 1999. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 40.7 million common shares in 2002 and 28.2 million shares in both 2001 and 2000. Diluted earnings per share for 2002 include a two-thirds cent negative impact from Modelo's brewery restructuring. Diluted earnings per share for 2001 include a one-half cent benefit from the sale of SeaWorld Cleveland.

Employee-Related Costs
----------------------

                 [EMPLOYEE-RELATED COSTS GRAPH (1998-2002)]

     Employee-related costs totaled $2.07 billion in 2002, an increase of 4.2% vs. 2001 costs of $1.98 billion. Employee-related costs for 2001 increased 3.6% vs. 2000 costs of $1.92 billion, which increased 2.0% compared to 1999. The changes in employee-related costs primarily reflect normal increases in salaries, wages and benefit levels. Salaries and wages comprise the majority of employee-related costs and totaled $1.63 billion in 2002, an increase of 1.7% vs. 2001. Salaries and wages totaled $1.61 billion in 2001, an increase of 1.8% compared to 2000 costs of $1.58 billion, which increased 2.6% vs. 1999. The remainder of employee-related costs consists of pension, life insurance, health care benefits and payroll taxes.
     The company had 23,176 full-time employees at December 31, 2002. Full-time employees numbered 23,432 and 23,725 at the end of 2001 and 2000, respectively.

                             ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Taxes
-----
     In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, including beer excise taxes. Taxes applicable to 2002 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.41 billion, an increase of 5.8% vs. total taxes in 2001 of $3.22 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 2001 increased 2.8% compared to total taxes in 2000 of $3.13 billion, which increased 3.5% compared to 1999.
     In the first quarter 2002, the company began presenting U.S. income taxes relating to foreign equity investment dividends in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flow. For comparability, prior year information has been recast to conform to the 2002 presentation.

Liquidity and Capital Resources
-------------------------------
     Anheuser-Busch's strong financial position allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its available cash:

o Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and add capacity as needed in its existing operations, and intends to make selected equity investments in leading international brewers in higher-growth markets.

o Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends in each of the last 69 years, and has repurchased approximately 3% of outstanding shares annually for over 10 years.

  [OPERATING CASH FLOW BEFORE CHANGE IN WORKING CAPITAL GRAPH (1998-2002)]

     The company considers its ratio of cash flow to total debt to be a key measure of ongoing liquidity, and targets a ratio toward the upper end of the 30% to 40% range in order to maintain its strong credit ratings of A1 and A+, from Moody's and Standard & Poor's, respectively. Based on its specific financial position and risk tolerance, Anheuser-Busch believes a strong Single A rating strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 39.7% in 2002, 38.8% in 2001 and 41.6% in 2000.

Sources and Uses of Cash

            [RATIO TO CASH FLOW TO TOTAL DEBT GRAPH (1998-2002)]

     The company's primary source of liquidity is cash provided from operations. Principal uses of cash are capital expenditures, share repurchases, dividends and business investments. The company uses debt financing to lower its overall cost of capital. Information on the company's consolidated cash flows for the years 2002, 2001 and 2000 is presented in the Consolidated Statement of Cash Flows (categorized by operating activities, financing activities and investing activities) and in the business segments information in Note 15.
     Cash generated by the company's business segments is projected to exceed funding requirements for each segment's anticipated capital expenditures. However, corporate spending on dividend payments and share repurchases, plus possible additional investments in international brewers, will require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $283.0 million, $186.1 million and $127.8 million at December 31, 2002, 2001 and 2000, respectively.
     The company made $201 million in accelerated contributions to its pension plans in the fourth quarter 2002. Due to recent stock market declines, projections indicated Anheuser-Busch would have been required to contribute this amount between now and 2005, but chose instead to contribute the entire amount in 2002 in order to enhance the funded status of the plans immediately. Please see Note 8 for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


     The company's fixed charge coverage ratio was 7.6X, 7.0X and 6.7X for the years ended December 31, 2002, 2001 and 2000, respectively.

Commitments and Contingencies
     See Note 12 for details of the company's cash commitments for the next five years.
     Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company has repurchased 2% to 3% of its outstanding common shares for the last several years, and expects to continue to repurchase common shares in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of common shares. The company also has no off-balance-sheet obligations or guarantees and does not use special purpose entities for any transactions.
     The company's 9% debentures due 2009 and the ESOP debt guarantee that ends in 2004 (both of which are included in debt on the consolidated balance sheet) permit holders to require repayment of the debt prior to its maturity upon a decline in credit rating below investment grade. In the case of the 9% debentures, the credit downgrade must be preceded by a change in control. The total outstanding balance at December 31, 2002 for this debt is $440 million.
     The company occasionally provides short-term, small-scale loan guarantees for beer wholesalers to assist them in obtaining long-term bank financing. The duration of these guarantees varies. At December 31, 2002, there were no guarantees outstanding. There were $2 million in outstanding guarantees at December 31, 2001.

Capital Expenditures

           [CAPITAL EXPENDITURES/DEPRECIATION & AMORTIZATION GRAPH (1998-2002--compares capital expenditures and depreciation &
                        amortization (in millions))]

    During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability for a discretionary capital project is whether its projected discounted cash flow return on investment exceeds the company's cost of capital.
     Total capital expenditures amounted to $835 million in 2002, compared to $1.0 billion in 2001. Capital expenditures over the past five years totaled $4.6 billion. The company expects capital expenditures in 2003 in the range of $950 million to $1 billion and is projecting capital spending during the five-year period 2003 - 2007 of approximately $4.5 billion.

Share Repurchase
     The company spent $2.0 billion, $1.2 billion and $987 million to repurchase common shares in 2002, 2001 and 2000, respectively. From an economic perspective, the company's share repurchase program represents an effective cash flow and opportunity cost offset to stock option grants, because the market value increase of repurchased shares directly offsets the increase in the in-the-money value of outstanding options. Anheuser-Busch has historically repurchased more shares each year than it has issued under stock option plans, with average net repurchases of 2% to 3% of outstanding shares each year. Additionally, assuming the company borrows each year to repurchase shares, the cash flow benefit the company receives related to exercised stock options and associated tax benefits has historically more than offset the interest cost. See
Note 7 for details of common stock activity.

Dividends

              [NET INCOME/DIVIDENDS GRAPH (1998-2002--compares
                  net income and dividends (in millions))]

     Cash dividends paid to shareholders were $649.5 million in 2002, $614.1 million in 2001 and $571.0 million in 2000. Dividends are paid in the months of March, June, September and December of each year. In the third quarter 2002, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 8.3%, from $.18 to $.195 per share. This increased annual dividends per share to $.75 in 2002, an 8.7% increase compared with $.69 per share in 2001.
     In 2001, dividends were $.165 per share for the first two quarters and $.18 per share for the last two quarters, representing an annual increase vs. 2000 of 9.5%. In 2000, dividends were $.15 per share for the first two quarters and $.165 per share for the last two quarters.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Financing Activities
     The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2002, a total of $400 million of debt was available for issuance under an existing registration. The company subsequently issued $200 million in debt in January 2003, leaving it with $200 million available for issuance.
     The company's net debt balance increased a total of $619.3 million in 2002, compared to a total increase of $621.2 million in 2001.
     Debt issuances were $1.17 billion and $1.23 billion in 2002 and 2001, respectively, as shown below.

                                        Amount
Year            Description           (millions)  Interest Rate (fixed unless noted)
-------------------------------------------------------------------------------------
2002      Debentures                    $850.0     $300.0 at 5.95%; $550.0 at 6.5%
          U.S. Dollar Notes             $300.0     4.375%
          Industrial Revenue Bonds      $  8.8     6.11% weighted average
          Other, net                    $  8.3     Various
-------------------------------------------------------------------------------------
2001      Debentures                    $550.0     $250.0 at 6.0%; $300.0 at 6.8%
          U.S. Dollar Notes             $500.0     $250.0 at 6.0%; $200.0 at
                                                   5.125%; $50.0 at 5.6%
          EuroNotes                     $151.0     $100.0 at 4.51%; $51.0 at 4.6%
          Industrial Revenue Bonds      $  9.0     6.03% weighted average
          Other, net                    $ 24.0     Various
-------------------------------------------------------------------------------------

     Debt reductions were $547.8 million and $612.8 million in 2002 and 2001, respectively, as shown below.

                                        Amount
Year            Description           (millions)  Interest Rate (fixed unless noted)
-------------------------------------------------------------------------------------
2002      U.S. Dollar Notes             $300.0     $200 at 6.75%; $100 at 7.0%
          Commercial Paper              $187.3     1.98% weighted average floating
          ESOP Note                     $ 41.9     8.25%
          Other, net                    $ 18.6     Various
-------------------------------------------------------------------------------------
2001      U.S. Dollar Notes             $207.5     $200 at 6.9%; $7.5 at 7.44%
          Commercial Paper              $167.0     4.39% weighted average floating
          Dual-Currency Notes           $162.8     4.1%
          ESOP Note                     $ 40.0     8.25%
          Other, net                    $ 35.5     Various
-------------------------------------------------------------------------------------

     In addition to long-term debt financing, the company has access to short-term capital markets through the issuance of commercial paper and potential utilization of a $2 billion revolving bank credit agreement that expires June 2005. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. See Note 4 for additional information regarding the company's debt portfolio.

Common Stock
------------
     At December 31, 2002, registered common stock shareholders numbered 57,259 compared with 57,347 at the end of 2001. See Note 7 for a summary of common stock activity.
     The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The closing price of the company's common stock at December 31, 2002 and 2001 was $48.40 and $45.21, respectively. Comparative 2002 and 2001 high and low quarterly closing prices for BUD are provided in the following table.

Price Range of Anheuser-Busch Common Stock (BUD)

-------------------------------------------------------------
                              2002                2001
-------------------------------------------------------------
Quarter                  High      Low       High      Low
First                   52.73     45.24     46.46     38.50
Second                  53.95     49.10     46.45     38.88
Third                   54.08     44.00     44.49     39.75
Fourth                  54.97     47.70     46.51     39.70
-------------------------------------------------------------

Critical Accounting Policies
----------------------------
     The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are accounting polices Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.
     Revenue Recognition -- The company's revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No.
101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company. The company does not engage in consignment sales.
     Equity Method Accounting -- Anheuser-Busch applies the equity method of accounting whenever it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the earnings of investee companies in the income statement. Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. In 2002, Anheuser-Busch recognized

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

equity income of $351.7 million and received cash distributions from investees of $46.7 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have effective control of these entities. Therefore, alternative accounting methods are not available.
     Derivatives -- The company's use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cost fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity." The only accounting alternative available would be to forego hedge accounting which would ignore the highly effective nature of the company's hedging programs and needlessly introduce volatility into the company's reported earnings.
     Advertising and Promotional Costs -- Advertising and promotional activities represent significant annual expenditures by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while media and promotional costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition. The company recognized $822 million in advertising and promotional expenses in 2002.
     Pension Costs -- Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for certain of these plans under FAS 87, "Employer's Accounting for Pensions," requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term return on plan assets, the discount rate applied to the projected benefit obligation and the long-term growth rate for salaries.
     Of the three, only the discount rate is determined by observable market pricing, with the Standard & Poor's or Moody's long-term average corporate bond yield indices being the common benchmarks. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year e.g., the December 31, 2002 rate is used for 2003 expense calculations.
     For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability.
     Following is a summary of the three key assumptions to be used in determining 2003 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate. Modification of these assumptions does not impact the company's funding requirements. Please see Note 8 for additional information.

-------------------------------------------------------------------------------
       Assumption                            2003 Rate     Impact of 1% Change
-------------------------------------------------------------------------------
Long-term asset return                         9.25%        +/-  $22 million
Discount rate                                  6.75%        +/-  $14 million
Salary growth rate                             4.75%        +/-   $9 million
-------------------------------------------------------------------------------

     Retiree Medical Costs -- Anheuser-Busch provides health care coverage for most of its retirees after achieving certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement
Benefits Other than Pensions," the company is required to estimate the future health care cost inflation rate in order to recognize annual retiree health care cost expense and value the related long-term liabilities on the balance sheet.
     The company uses health care inflation rates recommended by its actuarial consultants each year. If the assumed rates changed 1% from those used, annual retiree health care expense would change approximately 13%, or $5 million, while the company's retiree health care liability at December 31, 2002 would change approximately 10%, or $48 million. Please see Note 8 for additional information.

Risk Management
---------------
     Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps and purchased options and collars to manage certain of these exposures. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes.
     Specific hedging strategies used depend on several factors, including the magnitude and volatility of the exposure, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure, opportunity cost and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


exposure to market volatility while obtaining the most favorable transaction costs possible.
     Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. No credit loss is anticipated, as the counterparties to over-the-counter instruments generally have long-term credit ratings from Moody's or Standard & Poor's no lower than A1 or A+, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of the same thresholds. At December 31, 2002, the company held $400,000 in counterparty collateral and had none outstanding.
     The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive when terminating any contracts.
     Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements discussed below. The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for long-term debt interest exposure and commodity price exposures.
     VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) that incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio for 19 out of every 20 trading days (95% confidence level), based on history. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures.

Estimated Fair Value Volatility at December 31, 2002 (in millions)
------------------------------------------------------------------------------
Foreign Currency Risk -- Forwards and Options (VAR)                      $0.4

Interest Rate Risk -- Interest Rate Swaps (VAR)                          $0.7

Commodity Price Risk -- Futures, Swaps and Options (Sensitivity)        $14.1
------------------------------------------------------------------------------

     The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships and therefore expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.
     The company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activity" on January 1, 2001. FAS 133 requires all derivatives to be reported on the balance sheet at fair value, with changes in fair value recognized either in earnings or equity, depending on the nature of the underlying transaction and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's existing derivative positions qualified for hedge accounting under FAS 133, and the impact of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133. See Notes 1 and 3 for information regarding derivatives accounting policies and the company's derivatives portfolio.
     Anheuser-Busch also has interest rate risk related to its debt portfolio, but exposure to interest expense volatility is low because the company predominantly issues fixed-rate debt. At December 31, 2002, fixed-rate debt with an average maturity of 18 years represented 88% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2003, and including the impact of existing fixed-to-floating interest rate swaps, an immediate 100 basis points (1.0 percentage point) increase in interest rates would result in incremental interest expense of approximately $8 million over the course of the full year.

Significant Non-U.S. Equity Investments
---------------------------------------

Grupo Modelo
     From 1993 to 1998, the company accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and producer of the Corona brand. Anheuser-Busch's total initial investment in Modelo was $1.6 billion. Anheuser-Busch does not have effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company has applied the equity method of accounting since its ownership first exceeded 20% in May 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION



     The economic benefit of the company's Modelo investment can be measured in two ways -- Anheuser-Busch's share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at December 31, 2002, was $3.6 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CCU
     During the first quarter of 2001, the company purchased a 20% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. Anheuser-Busch had partnered with CCU in Argentina for the six years prior to the CCU investment through the company's equity ownership in CCU-Argentina, a CCU subsidiary that is licensed to brew Budweiser for Argentina, Chile, Brazil and other Latin American markets.

Tsingtao
     In October 2002, the company announced the formation of a strategic alliance with Tsingtao Brewery Company, Ltd, the largest brewer in China, and producer of the Tsingtao brand. Anheuser-Busch currently owns a 4.5% equity interest in Tsingtao and under the agreement will invest $182 million in convertible bonds and ultimately increase its economic ownership interest to 27% of Tsingtao over the next seven years. The additional investment is expected to occur in the first half of 2003. Initially, the company will continue to account for its investment on the cost basis as it will own only 9.9% of Tsingtao voting shares and will be unable to exercise significant influence.
     See Note 2 for additional information on the company's international investments.

Other Matters
-------------

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

Stock Split
     The company distributed a two-for-one stock split on September 18, 2000. All historical share and per share information in the annual report has been restated to reflect the impact of the stock split.

Environmental Issues
     The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.
     The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any Environmental Protection Agency designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations or liquidity.

Internet Access to Anheuser-Busch Financial Documents
     The company provides copies of its annual reports on Forms 10-K, quarterly reports on Forms 10-Q, other reports on Forms 8-K, earnings press releases and proxy statements free of charge on its Internet website at www.anheuser-busch.com.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


Management's Responsibility for Financial Statements
----------------------------------------------------
     The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States.
     It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.
     Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2002, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting controls system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting controls.
     The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange guidelines. The Audit Committee of the Board of Directors, which consists of five nonmanagement directors, oversees the company's financial reporting and internal controls systems and meets with management, the independent accountants and internal auditors periodically to review auditing and financial reporting matters. The Audit Committee is solely responsible for the selection and retention of the company's independent accountants, subject to shareholder approval. The Audit Committee held five meetings during 2002. Its report for 2002 can be found in the company's proxy statement.
     PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the United States, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows and changes in shareholders equity.

Report of Independent Accountants
---------------------------------

                                        800 Market Street
                                        St. Louis, MO 63101


                        [PricewaterhouseCoopers LOGO]


February 3, 2003

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

     We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets."

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Consolidated Balance Sheet

Anheuser-Busch Companies and Subsidiaries

------------------------------------------------------------------------------------------------------
Year Ended December 31 (in millions)                                            2002       2001
------------------------------------------------------------------------------------------------------

Assets
Current Assets:
     Cash                                                                    $    188.9   $   162.6
     Accounts receivable                                                          630.4       620.9
     Inventories:
        Raw materials and supplies                                                294.1       352.4
        Work in process                                                            82.8        79.8
        Finished goods                                                            186.7       159.6
           Total inventories                                                      563.6       591.8
     Other current assets                                                         121.8       175.1
                                                                           ---------------------------
           Total current assets                                                 1,504.7     1,550.4
Investments in affiliated companies                                             2,827.9     2,855.0
Other assets                                                                    1,423.0     1,149.5
Plant and equipment, net                                                        8,363.9     8,390.0
                                                                           ---------------------------
           Total Assets                                                      $ 14,119.5   $13,944.9
                                                                           ===========================

Liabilities and Shareholders Equity
Current Liabilities:
     Accounts payable                                                        $    986.6   $   945.0
     Accrued salaries, wages and benefits                                         287.5       255.8
     Accrued taxes                                                                181.0       161.1
     Other current liabilities                                                    332.6       374.6
                                                                           ---------------------------
           Total current liabilities                                            1,787.7     1,736.5
                                                                           ---------------------------
Postretirement benefits                                                           474.2       482.9
                                                                           ---------------------------
Debt                                                                            6,603.2     5,983.9
                                                                           ---------------------------
Deferred income taxes                                                           1,345.1     1,367.2
                                                                           ---------------------------
Other long-term liabilities                                                       857.0       312.9
                                                                           ---------------------------
Shareholders Equity:
     Common stock, $1.00 par value, authorized 1.6 billion shares               1,453.4     1,445.2
     Capital in excess of par value                                             1,024.5       810.2
     Retained earnings                                                         12,544.0    11,258.2
     Treasury stock, at cost                                                  (11,008.6)   (8,981.6)
     Accumulated other comprehensive income/(loss)                               (870.7)     (338.3)
     ESOP debt guarantee                                                          (90.3)     (132.2)
                                                                           ---------------------------
           Total Shareholders Equity                                            3,052.3     4,061.5
                                                                           ---------------------------
Commitments and contingencies                                                        --          --
                                                                           ---------------------------
           Total Liabilities and Shareholders Equity                         $ 14,119.5   $13,944.9
                                                                           ===========================

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Consolidated Statement of Income

Anheuser-Busch Companies and Subsidiaries

-------------------------------------------------------------------------------------------------------------------
Year Ended December 31 (in millions)                                            2002        2001         2000
-------------------------------------------------------------------------------------------------------------------

Gross sales                                                                  $15,686.8    $14,973.0    $14,534.2
     Excise taxes                                                             (2,120.4)    (2,061.5)    (2,034.8)
                                                                           ----------------------------------------
Net sales                                                                     13,566.4     12,911.5     12,499.4
     Cost of sales                                                            (8,131.3)    (7,950.4)    (7,829.9)
                                                                           ----------------------------------------
Gross profit                                                                   5,435.1      4,961.1      4,669.5
     Marketing, distribution and administrative expenses                      (2,455.4)    (2,255.9)    (2,174.8)
     Gain on sale of business                                                       --         17.8           --
                                                                           ----------------------------------------
Operating income                                                               2,979.7      2,723.0      2,494.7
     Interest expense                                                           (368.7)      (361.2)      (348.2)
     Interest capitalized                                                         17.7         26.9         33.3
     Interest income                                                               1.3          1.1          1.1
     Other expense, net                                                           (6.4)       (12.2)        (1.0)
                                                                           ----------------------------------------
Income before income taxes                                                     2,623.6      2,377.6      2,179.9
Provision for income taxes                                                    (1,041.5)      (927.5)      (874.3)
Equity income, net of tax                                                        351.7        254.4        246.0
                                                                           ----------------------------------------
Net income                                                                   $ 1,933.8    $ 1,704.5    $ 1,551.6
                                                                           ========================================

Earnings per share:
     Basic                                                                   $    2.23    $    1.91    $    1.71
                                                                           ========================================
     Diluted                                                                 $    2.20    $    1.89    $    1.69
                                                                           ========================================

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


Consolidated Statement of Change in Shareholders Equity

Anheuser-Busch Companies and Subsidiaries

-------------------------------------------------------------------------------------------------------------------
Year Ended December 31 (in millions)                                           2002         2001         2000
-------------------------------------------------------------------------------------------------------------------

Common Stock, $1.00 Par Value
Balance, beginning of period                                                $  1,445.2    $ 1,441.5    $   716.1
Shares issued under stock plans                                                    8.2          3.7          6.4
Two-for-one stock split                                                             --           --        719.0
                                                                          -----------------------------------------
     Balance, end of period                                                 $  1,453.4    $ 1,445.2    $ 1,441.5
                                                                          =========================================

Capital in Excess of Par Value
Balance, beginning of period                                                $    810.2    $   725.3    $ 1,241.0
Shares issued under stock plans                                                  214.3         84.9        203.3
Two-for-one stock split                                                             --           --       (719.0)
                                                                          -----------------------------------------
     Balance, end of period                                                 $  1,024.5    $   810.2    $   725.3
                                                                          =========================================

Retained Earnings
Balance, beginning of period                                                $ 11,258.2    $10,164.4    $ 9,181.2
Net income                                                                     1,933.8      1,704.5      1,551.6
Common dividends paid (per share: 2002 - $.75;
  2001 - $.69; 2000 - $.63)                                                     (649.5)      (614.1)      (571.0)
Shares issued under stock plans                                                    1.5          3.4          2.6
                                                                          -----------------------------------------
     Balance, end of period                                                 $ 12,544.0    $11,258.2    $10,164.4
                                                                          =========================================

Treasury Stock
Balance, beginning of period                                                $ (8,981.6)   $(7,817.8)   $(6,831.3)
Treasury stock acquired                                                       (2,027.0)    (1,163.8)      (986.5)
                                                                          -----------------------------------------
     Balance, end of period                                                 $(11,008.6)   $(8,981.6)   $(7,817.8)
                                                                          =========================================

ESOP Debt Guarantee
Balance, beginning of period                                                $   (132.2)   $  (172.2)   $  (210.5)
Annual debt service                                                               41.9         40.0         38.3
                                                                          -----------------------------------------
     Balance, end of period                                                 $    (90.3)   $  (132.2)   $  (172.2)
                                                                          =========================================

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period                                                $   (338.3)   $  (212.3)   $  (175.0)
Foreign currency translation gains/(losses)                                     (271.8)        44.5        (37.3)
Deferred hedging gains/(losses)                                                   33.0        (38.9)          --
Deferred securities valuation gains/(losses)                                       3.0           --           --
Minimum pension obligation                                                      (296.6)      (131.6)          --
                                                                          -----------------------------------------
     Balance, end of period                                                 $   (870.7)   $  (338.3)   $  (212.3)
                                                                          =========================================
     Total Shareholders Equity                                              $  3,052.3    $ 4,061.5    $ 4,128.9
                                                                          =========================================

Comprehensive Income
Net income                                                                  $  1,933.8    $ 1,704.5    $ 1,551.6
Foreign currency translation gains/(losses)                                     (271.8)        44.5        (37.3)
Deferred hedging gains/(losses)                                                   33.0        (38.9)          --
Deferred securities valuation gains/(losses)                                       3.0           --           --
Minimum pension obligation adjustment                                           (296.6)      (131.6)          --
                                                                          -----------------------------------------
     Total Comprehensive Income                                             $  1,401.4    $ 1,578.5    $ 1,514.3
                                                                          =========================================


The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Consolidated Statement of Cash Flows

Anheuser-Busch Companies and Subsidiaries

-------------------------------------------------------------------------------------------------------------------
Year Ended December 31 (in millions, except per share)                         2002         2001         2000
-------------------------------------------------------------------------------------------------------------------

Cash Flow from Operating Activities:
     Net income                                                              $ 1,933.8    $ 1,704.5    $ 1,551.6
     Adjustments to reconcile net income to cash provided by operating activities:
       Depreciation and amortization                                             847.3        834.5        803.5
       Deferred income taxes                                                     160.2        (15.8)        64.2
       Gain on sale of business                                                     --        (17.8)          --
       Undistributed earnings of affiliated companies                           (305.0)      (227.6)      (220.2)
       Other, net                                                                (12.0)        38.2         30.9
                                                                           ----------------------------------------
         Operating cash flow before change in working capital                  2,624.3      2,316.0      2,230.0
       Decrease in working capital                                               140.9         44.6         27.5
                                                                           ----------------------------------------
     Cash provided by operating activities                                     2,765.2      2,360.6      2,257.5
                                                                           ----------------------------------------

Cash Flow from Investing Activities:
     Capital expenditures                                                       (834.7)    (1,022.0)    (1,074.5)
     New business acquisitions                                                   (19.0)      (370.4)       (42.9)
     Proceeds from sale of business                                                 --        110.0           --
                                                                           ----------------------------------------
     Cash used for investing activities                                         (853.7)    (1,282.4)    (1,117.4)
                                                                           ----------------------------------------

Cash Flow from Financing Activities:
     Increase in debt                                                          1,151.8      1,213.4        803.9
     Decrease in debt                                                           (505.9)      (572.8)      (514.0)
     Dividends paid to shareholders                                             (649.5)      (614.1)      (571.0)
     Acquisition of treasury stock                                            (2,027.0)    (1,163.8)      (986.5)
     Shares issued under stock plans                                             145.4         61.8        135.3
                                                                           ----------------------------------------
     Cash used for financing activities                                       (1,885.2)    (1,075.5)    (1,132.3)
                                                                           ----------------------------------------
Net increase in cash during the year                                              26.3          2.7          7.8
Cash, beginning of year                                                          162.6        159.9        152.1
                                                                           ----------------------------------------
Cash, end of year                                                            $   188.9    $   162.6    $   159.9
                                                                           ========================================

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles and Policies
     This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is provided to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements which impact the reported amounts of some assets and liabilities and the reported amounts of some revenues and expenses. All estimates are based on the company's best information at the time and made in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates.

Revenue Recognition
     The company's revenue recognition practices comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial
Statements."
     The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. The company does not engage in consignment sales.
     For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers.
     For cans and lids, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit or make purchases in a park location, rather than when tickets are sold.

Principles of Consolidation
     The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, uses the equity method of accounting for investments in which the company is able to exercise significant influence, and uses the cost method for all other investments. All significant intercompany transactions have been eliminated. Minority interests in the company's China subsidiary are not material.

Cash
     Cash includes cash in banks, demand deposits and investments in short-term marketable securities with maturities of 90 days or less.

Goodwill
     The company recognizes the excess of the cost of acquired businesses over the fair value of net assets as goodwill. In 2001 and 2000, goodwill was amortized to expense over a period of 40 years. Effective January 1, 2002, Anheuser-Busch adopted FAS No. 142, "Goodwill and Other Intangible Assets," and was required to cease the amortization of goodwill. Goodwill from future acquisitions will continue to be recognized as an asset, but will not be amortized. Under FAS 142, goodwill is subject to ongoing annual impairment reviews. See Note 14 for additional information on goodwill balances and the impact of goodwill amortization in prior years.

Foreign Currency
     Financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported as a separate component of other comprehensive income or loss within shareholders equity.
     Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred.

Inventories
     Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 72% of total inventories at December 31, 2002 and 75% of inventories at December 31, 2001. Average cost valuation is used for the remainder. Had average cost (which approximates replacement cost) been used for all inventories at December 31, 2002 and 2001, total inventories would have been $96.7 million and $83.1 million higher, respectively.

Delivery Costs
     Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales.
     Delivery costs incurred by company-owned beer wholesalers are included in marketing, distribution and administrative expenses.

Fixed Assets
     Fixed assets are carried at original cost less accumulated depreciation and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. When fixed assets are retired or sold, the net carrying

ANHEUSER-BUSCH COMPANIES  2002 ANNUAL REPORT


amount is eliminated, with any gain or loss on disposition recognized in the income statement.
     Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years.

Advertising and Promotional Costs
     Advertising production costs are accumulated and expensed the first time the advertisement is shown. Advertising media costs and promotional expenses are expensed as incurred. Total advertising and promotional expenses were $821.7 million, $722.3 million and $728.3 million in 2002, 2001 and 2000, respectively.

Income Taxes
     The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. The company utilizes existing federal, state and foreign income tax laws and regulations to reduce current cash taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."
     See Note 10 for additional information on the company's provision for income taxes, deferred income tax balances and effective tax rate.

Derivatives
     Anheuser-Busch uses derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives strictly for profit. All derivatives held by the company are designated as hedges at inception, with an expectation the derivative will be highly effective in offsetting the associated underlying price exposures. The company requires liquidation of derivative positions whenever it is determined that an underlying transaction will not occur, with related gains or losses recognized in the income statement on liquidation.
     On January 1, 2001, the company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." Under FAS 133, all derivatives are carried on the balance sheet at fair value. Changes in fair value are recognized either in the income statement or deferred in equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's derivative positions qualified for hedge accounting on adoption of FAS 133. The impact of adoption was not material.
     Foreign currency denominated firm commitments and interest rate hedges are classified as fair value hedges, while commodity price hedges are cash flow hedges. With the exception of interest rate swaps, derivatives generally have initial terms of less than three years, and all hedged transactions, except long-term debt, are expected to occur within the next three years.
     Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of changes in fair value deferred in equity until the underlying transaction occurs. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.
     See Note 3 for additional information on derivative values, hedge categories and gains and losses from hedging activity.

Securities Valuation
     For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its cost-based investments as "available for sale," and adjusts the fair values of the securities to their market values each period. Market gains or losses are deferred in equity, and not recognized in the income statement until investments are liquidated.

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

Stock-Based Compensation
     The company accounts for employee stock options using the intrinsic value method in accordance with APB 25, "Accounting for Stock Issued to Employees." The company has recognized no compensation expense related to employee stock options for any year shown, since options are always granted at a price equal to the market price on the day of grant. See Note 5 for information regarding the company's stock option plans.
     Had employee compensation expense been recognized based on the fair value of the stock options on the grant date under the methodology prescribed by FAS 123, "Accounting for Stock-Based Compensation," the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


company's net income and earnings per share for the three years ended December 31 would have been impacted as shown in the following table (in millions, except per share):

----------------------------------------------------------------------------------
                                               2002         2001         2000
----------------------------------------------------------------------------------
Reported net income                          $1,933.8     $1,704.5     $1,551.6
Pro forma stock option expense                  (93.1)       (68.6)       (42.8)
                                           ---------------------------------------
Adjusted net income                          $1,840.7     $1,635.9     $1,508.8
                                           =======================================
Reported basic earnings per share            $   2.23     $   1.91     $   1.71
Pro forma stock option expense                   (.11)        (.08)        (.05)
                                           ---------------------------------------
Adjusted basic earnings per share            $   2.12     $   1.83     $   1.66
                                           =======================================
Reported diluted earnings per share          $   2.20     $   1.89     $   1.69
Pro forma stock option expense                   (.11)        (.08)        (.05)
                                           ---------------------------------------
Adjusted diluted earnings per share          $   2.09     $   1.81     $   1.64
                                           =======================================

     The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period to determine the earnings impact illustrated above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

----------------------------------------------------------------------------------
                                               2002         2001         2000
----------------------------------------------------------------------------------
Expected life of option                       7 yrs.       7 yrs.       5 yrs.
Risk-free interest rate                         4.1%         4.9%         5.7%
Expected volatility of
   Anheuser-Busch stock                          23%          24%          22%
Expected dividend yield
   on Anheuser-Busch stock                      1.6%         1.7%         1.4%

     The weighted-average fair value of options granted during 2002, 2001 and 2000 determined using the Black-Scholes model is as follows (in millions, except per option):

----------------------------------------------------------------------------------
                                               2002         2001         2000
----------------------------------------------------------------------------------
Fair value of each option granted            $13.86       $12.76        $13.14
Total number of options granted                14.2         13.9          13.0
                                           ---------------------------------------
Total fair value of options granted          $196.8       $177.4        $170.8
                                           =======================================

     For FAS 123 disclosure purposes, the weighted-average fair value of stock options granted is required to be based on a theoretical option-pricing model. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders commensurately.

2. International Equity Investments

Grupo Modelo
     From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds 9 of 19 positions on Modelo's Board of Directors, with the Controlling Shareholders holding the other 10 positions, and also has membership on the Audit Committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The carrying amount of the Modelo investment was $2,410.6 million and $2,354.1 million, respectively, at December 31, 2002 and 2001.
     Included in the carrying amount of the Modelo investment is goodwill of $565.6 million and $622.4 million, respectively, at December 31, 2002 and 2001. In 2001 and 2000, goodwill was amortized over a period of 40 years. Effective with the adoption of FAS 142 in January 2002, the company ceased amortization of Modelo-related goodwill.
     Dividends received from Grupo Modelo in 2002 totaled $40.5 million, compared to $13.5 million in 2001 and $23.9 million in 2000. Dividends are paid in accordance with the investment agreement between the companies, based on a free cash flow formula.
     Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

--------------------------------------------------------------------------------
                                                            2002       2001
--------------------------------------------------------------------------------
Cash                                                      $1,042.4   $  865.4
Other current assets                                         782.4      771.7
Noncurrent assets                                          3,892.2    4,104.7
Current liabilities                                          393.1      341.7
Noncurrent liabilities                                       368.1      485.6
Gross sales                                                3,911.6    3,571.5
Net sales                                                  3,659.4    3,334.2
Gross profit                                               1,999.0    1,787.5
Minority interest                                             17.3       32.0
Net income                                                   692.0      516.4

Other International Equity Investments
     During 2001, the company purchased a 20% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch has Board of Directors representation of two of nine directors, and also has membership on the Audit Committee. The company believes it has the ability to exercise significant influence and therefore accounts for the CCU investment using the equity method. The company received dividends of $6.2 million and $12.3 million from CCU in 2002 and 2001, respectively.

ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


     From 1996 to 1999, Anheuser-Busch accumulated a 10.8% direct equity interest in the Argentine subsidiary of CCU, CCU-Argentina, for a total cost of $23.9 million. CCU-Argentina brews Budweiser under license for Argentina, Chile, Brazil and other Latin American markets.
     The CCU-Argentina investment was accounted for on the cost basis through 2000. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company began using the equity method of accounting at that time. The difference between income recognized on the cost basis for CCU-Argentina and what would have been recognized had equity accounting been applied in prior years is not material.
     The carrying value of the CCU investments was $229.6 million and $269.8 million, respectively, at December 31, 2002 and 2001. Included in the carrying amount of the CCU investments is goodwill of $111.1 million and $115.8 million at December 31, 2002 and 2001, respectively. The company ceased amortization of CCU-related goodwill on adoption of FAS 142 in January 2002.
     The earnings impact resulting from the unpegging in December 2001 of the Argentine peso from its 1:1 exchange position relative to the U.S. dollar was recognized in 2001, and had an immaterial impact on equity income. Due to ongoing weakness in the Argentina economy, the company subsequently performed an impairment analysis of its CCU investments and found no impairment.
     In October 2002, the company announced the formation of a strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China, and producer of the Tsingtao brand. Anheuser-Busch currently owns a 4.5% equity interest in Tsingtao and accounts for its investment on the cost basis. Under the final agreement, which is expected to close in the first half of 2003, the company will invest $182 million in Tsingtao common stock and convertible bonds, and then convert the bonds into stock over the next seven years to ultimately increase its economic ownership interest to 27% of Tsingtao.
     Anheuser-Busch will initially own 9.9% of the voting stock and will continue to account for its investment on the cost basis because it cannot exert significant influence over Tsingtao operations or financial policies. The company anticipates switching to the equity method of accounting when its Tsingtao investment reaches the 20% level and it receives additional representation on the Tsingtao Board of Directors and related Board committees.
     Effective January 2000, the company converted its joint venture operation in Japan into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The pretax cost of converting to the license agreement was $9 million.

3. Derivatives and Other Financial Instruments

Derivatives
     Under FAS 133, Anheuser-Busch appropriately defers the majority of derivatives gains or losses, for recognition in later periods when the related underlying transactions occur. Derivative gains and losses that relate to any portion of a hedge that is not 100% effective at offsetting price movements in the underlying hedged exposure are recognized in the income statement immediately, and totaled losses of $0.4 million and $0.3 million in 2002 and 2001, respectively.
     During 2002, the company recognized $1.6 million in gains and $12.4 million in losses from effective hedges which had been deferred in equity as of December 31, 2001. In 2001, the company recognized previously deferred effective gains of $12.2 million and losses of $29.2 million.
     Accumulated deferred gains and losses as of December 31, 2002 were $5.6 million and $11.5 million, respectively. Deferred losses include $9.5 million of unrecognized option premium costs. The majority of these deferred gains and losses will be recognized in cost of sales in 2003. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those as of December 31, 2002 because many of the company's derivative positions are not yet settled, and therefore remain subject to ongoing market price fluctuations.
     Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in British pounds sterling; euros; Mexican, Chilean and Argentine pesos; Canadian dollars; and Chinese renminbi. Principal hedged commodity exposures are aluminum, rice, corn and natural gas. The primary foreign currency exposures are long, meaning the company generates a surplus of these currencies, while the commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs.
     The following table summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at December 31, 2002 and 2001 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying prices are expected to essentially offset. Bracketed figures in the following table indicate current settlement of the derivatives contract would result in a net loss to Anheuser-Busch, but do not reflect the expected offsetting impact of the underlying hedged transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


------------------------------------------------------------------------------------
                                                  2002                 2001
------------------------------------------------------------------------------------
                                          Notional     Fair    Notional      Fair
                                           Amount     Value     Amount      Value
                                        --------------------------------------------
Foreign Currency:
   Forwards                               $   74.1    $ 0.2    $   66.5     $ 0.2
   Options                                    94.2      1.2       116.5       2.0
                                        --------------------------------------------
                                             168.3      1.4       183.0       2.2
                                        --------------------------------------------

Interest Rate:
   Swaps                                     401.0     32.8       601.0      11.1
                                        --------------------------------------------

Commodity Price:
   Swaps                                     248.9      1.6       154.4      (1.5)
   Futures/forwards                           65.8      2.6        61.8      (8.4)
   Options                                   217.7      6.3       352.4      12.1
                                        --------------------------------------------
                                             532.4     10.5       568.6       2.2
                                        --------------------------------------------

Total outstanding
   derivatives                            $1,101.7    $44.7    $1,352.6     $15.5
                                        ============================================

Concentration of Credit Risk
     The company does not have a material concentration of credit risk.

Nonderivative Financial Instruments
     Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $5.6 million and $7.7 million, at December 31, 2002 and 2001, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $7.3 billion and $6.3 billion at December 31, 2002 and 2001, respectively.

4. Debt

     The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $200 million in registered debt available for issuance.
     Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented.
     The fixed interest rates on the company's EuroNotes and 5.6% U.S. dollar notes (total notional value of $401.0 million in both 2002 and 2001), were swapped to LIBOR-based floating rates when issued. The weighted-average effective interest rates for this debt were 1.75% and 4.15% during 2002 and 2001, respectively. Year-end rates were 1.53% and 2.06%, respectively.
     The weighted-average interest rates for commercial paper borrowings during 2002 and 2001 were 1.98% and 4.39%, respectively.
     The company has in place a single, committed revolving credit agreement totaling $2 billion, expiring in June 2005, which supports the company's commercial paper program. At December 31, 2002 and 2001, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $1.2 million in both 2002 and 2001 and $900,000 in 2000. Commercial paper borrowings classified as long-term are supported on a long-term basis by the $2 billion revolving credit agreement. Any commercial paper borrowings in excess of $2 billion are classified as short-term.
     The scheduled future maturities on long-term debt for the years 2003 through 2007 are $200 million, $251 million, zero, $420 million and $250 million, respectively. These maturities do not include future maturities of the ESOP debt guaranteed by the company or commercial paper.
     Debt at December 31 consisted of the following (in millions):

----------------------------------------------------------------------------------
                                                             2002        2001
----------------------------------------------------------------------------------
U.S. dollar notes due 2003 to 2013, interest rates
  from 4.375% to 7.5%                                      $2,100.0    $2,100.0
U.S. dollar debentures due 2009 to 2043,
   interest rates from 5.95% to 9.0%                        3,150.0     2,300.0
EuroNotes due 2004 to 2006, interest rates
   from 4.51% to 6.5%                                         351.0       351.0
Medium-term notes due 2010, interest
   rate 5.625%                                                200.0       200.0
Commercial paper, interest rates of 1.24% and
   2.3%, respectively, at year-end                            412.9       600.2
Industrial revenue bonds, weighted average
    interest rates of 6.11% and 6.03%, respectively           270.1       261.3
ESOP note guarantee due 2004, interest
    rate 8.25%                                                 90.3       132.2
Miscellaneous items                                            48.0        53.1
Unamortized debt discounts                                    (19.1)      (13.9)
                                                         -------------------------
      Total debt                                           $6,603.2    $5,983.9
                                                         =========================

5. Stock Option Plans

     Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2002, 2001 and 2000, a total of 89 million, 98 million and 71 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.
     The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company.

                            ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


     The income tax benefit related to the exercise of employee stock options (recognized as a reduction of current taxes payable and an increase in paid-in-capital) was $77.1 million, $26.7 million and $74.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.
     Presented below is a summary of stock option activity and pricing for the years shown:

--------------------------------------------------------------------------------------
                        Options        Wtd. Avg.        Options          Wtd. Avg.
                      Outstanding   Exercise Price    Exercisable     Exercise Price
--------------------------------------------------------------------------------------
Balance,
Dec. 31, 1999         56,570,550       $23.66         36,166,954         $18.69
  Granted             13,005,810        48.68
  Exercised          (10,153,146)       15.99
  Cancelled             (252,140)       32.32
                   ----------------
Balance,
Dec. 31, 2000         59,171,074       $30.44         36,151,446         $22.53
  Granted             13,895,238        42.95
  Exercised           (3,986,476)       18.29
  Cancelled             (180,803)       44.39
                   ----------------

Balance,
Dec. 31, 2001         68,899,033       $33.63         44,100,568         $27.71
  Granted             14,181,841        49.93
  Exercised           (8,821,350)       20.15
  Cancelled             (146,254)       43.61
                   ----------------

Balance,
Dec. 31, 2002         74,113,270       $38.33         47,001,757         $33.09
                   ================

     Included in the figures shown above as of December 31, 2002 are 219,663 outstanding options with a weighted average exercise price of $41.68 per share under the company's stock option plan for nonemployee directors. A total of 354,000 options remain available for issuance under the plan. A description of this plan can be found in the company's proxy statement for the 2003 annual meeting of shareholders under "Approval of the Stock Plan for Nonemployee Directors." Also included above as of December 31, 2002 are 108,997 shares related to the global employee stock purchase plan with a weighted average exercise price of $42.39. A total of 869,669 shares remain available for issuance. A description of this plan can be found in the company's proxy statement.
     Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock, in lieu of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their annual retainer in shares, the total number of shares issued would be 12,758 based on the closing price for the company's common stock at December 31, 2002.
     The following tables provide additional information regarding options outstanding and options that were exercisable as of December 31, 2002:

                      Options Outstanding
----------------------------------------------------------------
     Range of                    Wtd. Avg.          Wtd. Avg.
     Prices         Number    Remaining Life     Exercise Price
     --------       ------    --------------     --------------
     $10-19        4,300,095      2 yrs              $14.73
      20-29       19,148,953      5 yrs               25.03
      30-39       10,034,619      7 yrs               37.82
      40-49       40,531,993      9 yrs               47.21
      50-59           97,610      9 yrs               52.50
                --------------
     $10-59       74,113,270      7 yrs              $38.33
                ==============

                      Options Exercisable
----------------------------------------------------------------
     Range of                                    Wtd. Avg.
     Prices                Number             Exercise Price
     --------              ------             --------------
     $10-19               4,300,095               $14.73
      20-29              19,148,953                25.03
      30-39               9,991,886                37.84
      40-49              13,554,213                46.78
      50-59                   6,610                50.85
                       --------------
     $10-59              47,001,757               $33.09
                       ==============

6. Employee Stock Ownership Plans

     In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans). Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at market price. The ESOP debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional 400,000 shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of this 45.8 million total shares purchased, 42.1 million shares have been allocated to plan participants through December 31, 2002.
     ESOP cash contributions and income or expense recorded during the year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     ESOP income or expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the underlying ESOP debt. Total ESOP income or expense for the three years ended December 31 is presented below (in millions):

--------------------------------------------------------------------------------
                                                      2002      2001     2000
--------------------------------------------------------------------------------
Operating (income)/expense                            $13.3     $5.2    $(1.2)
Interest (income)/expense                               2.7      1.0      (.9)
                                                    ----------------------------
   Total ESOP (income)/expense                        $16.0     $6.2    $(2.1)
                                                    ============================

     Cash contributions are made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):

--------------------------------------------------------------------------------
                                                      2002      2001     2000
--------------------------------------------------------------------------------
Cash contributions                                    $6.1      $ 1.3    $ --
Dividends                                              3.7        5.2     6.5

7. Preferred and Common Stock

Common Stock Activity
     Common stock activity for the three years ended December 31 is summarized below (in millions of shares):

--------------------------------------------------------------------------------
                                                2002        2001       2000
--------------------------------------------------------------------------------
Common Stock:
Beginning common stock                         1,445.2     1,441.5    1,432.2
Shares issued under stock plans                    8.2         3.7        9.3
                                             -----------------------------------
   Common stock                                1,453.4     1,445.2    1,441.5
                                             -----------------------------------
Treasury Stock:
Beginning treasury stock                        (566.1)     (537.9)    (510.0)
Treasury stock acquired                          (40.7)      (28.2)     (28.2)
Treasury stock issued                               --          --        0.3
                                             -----------------------------------
   Cumulative treasury stock                    (606.8)     (566.1)    (537.9)
                                             -----------------------------------
Net common stock outstanding                     846.6       879.1      903.6
                                             ===================================

Stock Repurchase Programs
     The Board of Directors has approved various resolutions authorizing the company to repurchase shares of its common stock in order to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At December 31, 2002, approximately 17 million shares remained available for repurchase under a February 2000 Board authorization totaling 100 million shares.
     The company repurchased 40.7 million common shares in 2002, and 28.2 million common shares in both 2001 and 2000, for $2,027.0 million, $1,163.8 million and $986.5 million, respectively.

Stockholder Rights Plan
     The Board of Directors adopted in 1985, and extended in 1994, a Stockholder Rights Plan that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

Preferred Stock
     At December 31, 2002 and 2001, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

8. Retirement Benefits

Pension Plans
     The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31 is presented below (in millions). Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

-----------------------------------------------------------------------------
                                                2002        2001       2000
-----------------------------------------------------------------------------
Single-employer defined benefit plans          $43.5       $12.1      $ 7.3
Multi-employer plans                            16.9        16.2       15.5
Defined contribution plans                      17.8        20.2       18.5
                                             --------------------------------
  Total pension expense                        $78.2       $48.5      $41.3
                                             ================================

     Net annual pension expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                   2002      2001       2000
--------------------------------------------------------------------------------
Service cost (benefits earned during the year)   $  66.7   $  59.8    $  59.2
Interest cost on projected benefit obligation      143.6     136.7      125.6
Assumed return on plan assets                     (194.5)   (201.6)    (185.2)
Amortization of prior service cost
  and net actuarial losses                          27.7      17.2        7.7
                                               ---------------------------------
  Net annual pension expense                     $  43.5   $  12.1    $   7.3
                                               =================================

     The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans for the three years ended December 31 follow:

--------------------------------------------------------------------------------
                                                   2002      2001       2000
--------------------------------------------------------------------------------
Discount rate                                     7.25%       7.5%       7.5%
Long-term rate of return on plan assets           9.25%      10.0%      10.0%
Weighted average rate
  of compensation increase                        4.75%      4.75%      4.75%

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


     The following table provides a reconciliation between the funded status of single-employer defined benefit plans and the prepaid pension cost asset on the balance sheet for the two years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                          2002         2001
--------------------------------------------------------------------------------
Funded status -- plan assets (less than)/in
  excess of projected benefit obligation                 $(591.9)    $ (216.9)
Unrecognized net actuarial loss/(gain)                     881.6        313.4
Unamortized prior service cost                             125.6        135.9
                                                       -------------------------
  Prepaid pension cost                                   $ 415.3     $  232.4
                                                       =========================

     The following assumptions were used in determining the funded status of the single-employer defined benefit plans as of December 31:

--------------------------------------------------------------------------------
                                                          2002         2001
--------------------------------------------------------------------------------
Discount rate                                            6.75%        7.25%
Weighted average rate
   of compensation increase                              4.75%        4.75%

     The following tables summarize changes in the projected benefit obligation and changes in the fair value of plan assets for single-employer defined benefit plans during the two years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                           2002        2001
--------------------------------------------------------------------------------
Projected benefit obligation, beginning of year          $2,051.3    $1,880.0
Service cost                                                 66.7        59.8
Interest cost                                               143.6       136.7
Plan amendments                                               6.7        (0.2)
Actuarial loss                                              210.1       101.1
Benefits paid                                              (154.8)     (126.1)
                                                       -------------------------
   Projected benefit obligation, end of year             $2,323.6    $2,051.3
                                                       =========================

--------------------------------------------------------------------------------
                                                          2002         2001
--------------------------------------------------------------------------------
Fair market value of plan assets,
   beginning of year                                     $1,834.4    $2,277.1
Actual return on plan assets                               (174.5)     (339.9)
Employer contributions                                      226.6        23.3
Benefits paid                                              (154.8)     (126.1)
                                                       -------------------------
   Fair market value of plan assets,
     end of year                                         $1,731.7    $1,834.4
                                                       =========================

     Pension plan assets consist primarily of corporate equity securities and publicly traded bonds. Recognition of a minimum pension liability is necessary whenever the actuarial present value of accumulated pension benefits exceeds available plan assets. Recording a minimum pension liability adjustment has no impact on the results of operations or cash flow.
     At December 31, 2002 and 2001, the company recognized minimum pension obligations of $770.4 million and $230.7 million, respectively, for its domestic pension plans and $35.5 million and $36.7 million, respectively, related to its equity subsidiaries. The adjustments include the recording of intangible assets for unrecognized prior service costs in 2002 and 2001 of $60.0 million and $56.9 million, respectively, and charges to equity in those years of $296.6 million and $131.6 million, respectively (net of U.S. and home country deferred income taxes of $181.9 million and $78.9 million, respectively.)
     The company enhanced the funded status of its defined benefit pension plans through accelerated contributions of $201 million in late 2002.

Postretirement Health Care and Insurance Benefits
     The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for partial retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.
     Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                 2002        2001        2000
--------------------------------------------------------------------------------
Service cost                                    $ 19.8     $  18.9      $ 16.8
Interest cost on accumulated
  postretirement benefits obligation              33.0        30.4        27.7
Amortization of prior service benefit            (11.6)      (11.6)      (11.6)
Amortization of actuarial (gains)                 (3.6)       (5.4)       (8.6)
                                              ----------------------------------
  Net periodic postretirement
   benefits expense                             $ 37.6     $  32.3      $ 24.3

     The following tables summarize changes in the accumulated and total postretirement benefit obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                          2002           2001
--------------------------------------------------------------------------------
Accumulated postretirement benefits
  obligation, beginning of year                          $466.5         $400.0
Service cost                                               19.8           18.9
Interest cost                                              33.0           30.4
Actuarial loss                                              0.8           53.3
Benefits paid                                             (41.6)         (36.1)
                                                       -------------------------
   Accumulated postretirement benefits
     obligation, end of year                             $478.5         $466.5
                                                       =========================

--------------------------------------------------------------------------------
                                                          2002           2001
--------------------------------------------------------------------------------
Accumulated postretirement benefits obligation           $478.5         $466.5
Unrecognized prior service benefits                        41.3           52.9
Unrecognized net actuarial gains/(losses)                  (9.5)          (5.1)
                                                       -------------------------
   Total postretirement benefits liability               $510.3         $514.3
                                                       =========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     As of December 31, 2002 and 2001, $36.1 million and $31.4 million of the company's total postretirement benefits liability was classified as current and $474.2 million and $482.9 million was classified as long-term, respectively. Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.
     The key actuarial assumptions used in determining the accumulated postretirement benefit obligation for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate over the next nine years, and then remain stable thereafter.
     If the assumed health care cost trend rate changed by 1%, the accumulated postretirement benefit obligation as of December 31, 2002 would change by approximately 10%, with a corresponding change of approximately 13% in net periodic postretirement benefits expense.

--------------------------------------------------------------------------------
                                                      2002      2001      2000
--------------------------------------------------------------------------------
Initial health care inflation rate                    11.3%     10.6%     9.1%
Future health care inflation rate                      5.5%      5.3%     5.4%
Discount rate                                         7.25%     7.75%     8.0%

9. Earnings Per Share of Common Stock

     Earnings per share are computed by dividing net income by weighted-average common shares outstanding during the period. Basic earnings per share are computed using an unadjusted weighted-average number of shares of common stock. Diluted earnings per share are computed using the weighted-average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.
     A reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to income available to common shareholders for purposes of calculating earnings per share for any year shown.

--------------------------------------------------------------------------------
                                                      2002      2001     2000
--------------------------------------------------------------------------------
Basic weighted average shares outstanding             866.0     890.1    906.1
Stock option shares                                    12.9      11.5     13.6
                                                    ----------------------------
Diluted weighted average shares outstanding           878.9     901.6    919.7
                                                    ============================

10. Income Taxes

     In the first quarter 2002, the company began presenting incremental U.S. income taxes relating to foreign equity investment earnings in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flow. For comparability, prior year information has been recast to conform to the 2002 presentation.
     Following are the components of the provision for income taxes for the three years ended December 31 (in millions):

--------------------------------------------------------------------------------
                                                      2002      2001     2000
--------------------------------------------------------------------------------
Current tax provision:
   Federal                                          $  747.5   $816.0   $706.7
   State                                               128.5    124.2    102.0
   Foreign                                               5.3      3.1      1.4
                                                  ------------------------------
                                                       881.3    943.3    810.1
                                                  ------------------------------
Deferred tax provision:
   Federal                                             141.4    (11.0)    60.9
   State                                                19.0     (2.3)     3.2
   Foreign                                              (0.2)    (2.5)     0.1
                                                  ------------------------------
                                                       160.2    (15.8)    64.2
                                                  ------------------------------
Total tax provision                                 $1,041.5   $927.5   $874.3
                                                  ==============================

     The deferred tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the timing of recognition of certain income and expense items. The primary temporary differences relate to depreciation on fixed assets and accrued United States taxes on equity income. The deferred tax provision for 2002 includes the tax impact of the $201 million accelerated pension contribution. The 2001 deferred tax provision includes the impact of reversing a deferred tax liability in conjunction with the sale of SeaWorld Cleveland.
     The company's deferred tax liabilities and deferred tax assets as of December 31, 2002 and 2001 are summarized by category below (in millions). Deferred tax liabilities result primarily from tax deductions being received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for tax purposes and minimum pension liabilities.

--------------------------------------------------------------------------------
                                                      2002              2001
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Fixed assets                                     $1,701.3         $1,648.3
   Accrued U.S. taxes on equity earnings               111.1             78.6
   Other                                               343.0            264.9
                                                  ------------------------------
      Total deferred tax liabilities                 2,155.4          1,991.8
                                                  ------------------------------
Deferred tax assets:
   Minimum pension obligation                          248.3             66.0
   Postretirement benefits                             192.8            194.3
   Spare parts & production supplies                    67.8             64.0
   Compensation-related obligations                     63.9             56.3
   Accrued liabilities and other                       237.5            244.0
                                                  ------------------------------
      Total deferred tax assets                        810.3            624.6
                                                  ------------------------------
Net deferred tax liabilities                        $1,345.1         $1,367.2
                                                  ==============================

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


     A reconciliation between the U.S. federal statutory tax rate and Anheuser-Busch's effective tax rate for the three years ended December 31 is presented below:

--------------------------------------------------------------------------------
                                                    2002       2001     2000
--------------------------------------------------------------------------------
Federal statutory tax rate                          35.0%      35.0%    35.0%
State taxes, net of federal benefit                  3.6        3.3      3.2
Impact of foreign operations                         1.5        0.7      2.2
Other items, net                                    (0.4)        --     (0.3)
                                                  ------------------------------
   Effective tax rate                               39.7%      39.0%    40.1%
                                                  ==============================

11. Supplemental Information

     Accounts payable include $87.4 million and $92.3 million, respectively, of outstanding checks at December 31, 2002 and 2001.
     Supplemental cash flow information for the three years ended December 31 is presented below (in millions):

--------------------------------------------------------------------------------
                                                 2002      2001        2000
--------------------------------------------------------------------------------
Cash paid during the year
-------------------------
Interest, net of interest capitalized         $  343.0   $  313.1    $  304.7
Income taxes                                     788.7      889.8       770.8
Excise taxes                                   2,119.5    2,052.6     2,042.9
Change in working capital
-------------------------
(Increase)/decrease  in current assets:
   Accounts receivable                        $   (9.5)  $  (20.5)   $   28.6
   Inventories                                    28.2       16.5        15.5
   Other current assets                           53.3        4.2        16.4
Increase/(decrease) in current liabilities:
   Accounts payable                               41.6        4.2         8.2
   Accrued salaries, wages and benefits           31.7      (20.6)       28.0
   Accrued taxes                                  19.9       33.7       (36.8)
   Other current liabilities                     (42.0)      43.5       (32.4)
Derivatives fair value adjustment                 17.7      (16.4)         --
                                            ------------------------------------
Net decrease in working capital               $  140.9   $   44.6    $   27.5
                                            ====================================

     The components of plant and equipment as of December 31 are summarized below (in millions):

--------------------------------------------------------------------------------
                                                         2002          2001
--------------------------------------------------------------------------------
   Land                                               $   272.8     $   272.4
   Buildings                                            4,326.0       4,033.9
   Machinery and equipment                             10,995.9      10,770.9
   Construction in progress                               373.2         401.1
                                                    ----------------------------
                                                       15,967.9      15,478.3
   Accumulated depreciation                            (7,604.0)     (7,088.3)
                                                    ----------------------------
      Net plant and equipment                         $ 8,363.9     $ 8,390.0
                                                    ============================

     The components of other assets as of December 31 are summarized below (in millions):

--------------------------------------------------------------------------------
                                                      2002              2001
--------------------------------------------------------------------------------
   Investment properties                            $  117.6          $  115.0
   Goodwill                                            348.7             411.3
   Deferred charges                                    956.7             623.2
                                                    ----------------------------
      Total other assets                            $1,423.0          $1,149.5
                                                    ============================

12. Commitments and Contingencies

   At December 31, 2002, the company had the following cash commitments for the next five years (in millions):

----------------------------------------------------------------------------------------------------
                                            2003        2004        2005        2006        2007
----------------------------------------------------------------------------------------------------
Capital expenditures                        $237        $ --        $ --        $ --        $ --
Maturities of long-term debt                 200         251          --         420         250
Operating leases                              34          32          28          23          15
Brewing and packaging materials              300          11           4          --          --
                                          ----------------------------------------------------------
                                            $771        $294        $ 32        $443        $265
                                          ==========================================================

   In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The court subsequently awarded plaintiffs an additional $22.6 million in accumulated prejudgment interest on the jury award which continues to accrue at an 11% interest rate. Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. Both Maris and the company have appealed. Anheuser-Busch is vigorously contesting the judgment and the ultimate outcome cannot presently be predicted. The company's results do not include any expense related to the Maris Distributing judgment or interest for any year shown.
   The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief are sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Quarterly Financial Data (unaudited)

Year ended December 31, 2002

----------------------------------------------------------------------------------------------------
                                           Net        Gross        Net         Earnings per Share
                                          Sales      Profit      Income        Basic      Diluted
----------------------------------------------------------------------------------------------------
1st Qtr                                $ 3,136.6    $1,222.0    $  456.1       $ .52       $ .51
2nd Qtr                                  3,626.1     1,506.3       586.5         .67         .66
3rd Qtr                                  3,706.2     1,601.0       622.0         .72         .71
4th Qtr                                  3,097.5     1,105.8       269.2         .32         .32
                                     ---------------------------------------------------------------
Annual                                 $13,566.4    $5,435.1    $1,933.8       $2.23       $2.20
                                     ===============================================================

Year ended December 31, 2001
----------------------------------------------------------------------------------------------------
                                           Net        Gross       Net          Earnings per Share
                                          Sales      Profit      Income        Basic      Diluted
----------------------------------------------------------------------------------------------------
1st Qtr                                $ 3,044.2    $1,117.3    $  394.4       $ .44       $ .43
2nd Qtr                                  3,452.0     1,371.4       523.7         .59         .58
3rd Qtr                                  3,522.2     1,462.0       558.6         .63         .62
4th Qtr                                  2,893.1     1,010.4       227.8         .26         .26
                                     ---------------------------------------------------------------
Annual                                 $12,911.5    $4,961.1    $1,704.5       $1.91       $1.89
                                     ===============================================================

14. Goodwill and Other Intangible Assets

   Effective January 1, 2002, Anheuser-Busch adopted FAS 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill existing as of the adoption date is no longer subject to periodic amortization.
   In lieu of amortization, goodwill and other intangible assets are now reviewed for impairment at least annually, with ongoing recoverability monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment. The company completed a required transitional impairment analysis for FAS 142 adoption purposes in late 2001 and found no impairment related to goodwill or other indefinite-lived intangible assets. A current review of goodwill and other indefinite-lived intangible assets was completed in the fourth quarter of 2002. No impairment was found as a result of the 2002 review.
   The company had total unamortized goodwill of $1.3 billion at January 1, 2002 related to its consolidated and equity subsidiaries. As required by FAS 142, the company subsequently reclassified $158.9 million of purchased product distribution rights from goodwill into separate intangible asset categories, and also recharacterized as goodwill $7.5 million of miscellaneous intangible assets not qualifying for separate recognition under FAS 142. Product distribution rights consist of exclusive domestic beer distribution territories and certain distribution access rights in the United Kingdom. The domestic rights of $139.6 million at December 31, 2002 are held in perpetuity and are therefore not amortized. The international rights continue to be amortized due to having a contractually limited life, with 26 years remaining, and had an unamortized balance of $20.5 million at December 31, 2002. Amortization expense related to these rights was $750,000 in 2002 and is expected to be consistent in future years. Distribution rights comprise the majority of Anheuser-Busch's nongoodwill intangible assets.
   FAS 142 does not permit restatement of previously issued financial statements. For comparability, the following table sets forth reported net income and earnings per share for 2001 and 2000, and what net income and earnings per share would have been had FAS 142 been applied for those years.

----------------------------------------------------------------------------
                                                      2001        2000
----------------------------------------------------------------------------
Reported net income                                 $1,704.5    $1,551.6
Add back goodwill amortization                          35.8        31.8
                                                 ---------------------------
Adjusted net income                                 $1,740.3    $1,583.4
                                                 ===========================

Reported basic earnings per share                      $1.91       $1.71
Add back goodwill amortization                           .04         .03
                                                 ---------------------------
Adjusted basic earnings per share                      $1.95       $1.74
                                                 ===========================

Reported diluted earnings per share                    $1.89       $1.69
Add back goodwill amortization                           .04         .03
                                                 ---------------------------
Adjusted diluted earnings per share                    $1.93       $1.72
                                                 ===========================

15. Business Segments

   The company categorizes its operations into five business segments: domestic beer, international beer, packaging, entertainment and other.
   The domestic beer segment consists of the company's United States beer manufacturing and wholesale operations, including vertically integrated rice, barley and hops operations.
   The international beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland and China. The company attributes foreign sales based on the domicile of the purchaser of the product.
   The Packaging segment is comprised of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing, crown and closure liner material manufacturing and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and U.S. soft drink industry customers.
   The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In the first quarter of 2001, the company sold its SeaWorld Cleveland theme park to Six Flags, Inc. for $110 million, and recognized a $17.8 million pretax gain ($.005 per share, after-tax), which is shown as a separate line item in the consolidated statement of income.
   The Other segment is comprised of the company's real estate development, transportation and communications businesses.
   Summarized on the following page is the company's business segment information for 2002, 2001 and 2000 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------------------
                                    Domestic          Int'l                                                Corp.
2002                                  Beer            Beer         Pkg.         Enter.        Other      & Elims (1)     Consol.
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
   Gross sales                      $12,562.9         713.6      2,072.0         858.6         92.8         (613.1)     $15,686.8
   Net sales - intersegment         $     --            --         877.3           --          18.1         (895.4)     $     --
   Net sales - external             $10,574.1         582.0      1,194.7         858.6         74.7          282.3      $13,566.4
   Depreciation & amortization      $   615.3          22.1         82.5          84.9          5.5           37.0      $   847.3
   Income before income taxes       $ 2,919.2          76.1        154.0         153.0         (3.4)        (675.3)     $ 2,623.6
   Equity income, net of tax        $     --          351.7          --            --           --             --       $   351.7
   Net income                       $ 1,809.9         398.9         95.5          94.9         (2.1)        (463.3)     $ 1,933.8
Balance Sheet Information:
   Total assets                     $ 7,559.1       3,182.3        830.1       1,298.2        210.2        1,039.6      $14,119.5
   Equity method investments        $     --        2,640.1          --            --           --             --       $ 2,640.1
   Goodwill                         $     --          715.2         21.9         288.3          --             --       $ 1,025.4
   Foreign-located fixed assets     $     --          225.5          --            --           --             --       $   225.5
   Capital expenditures             $   670.7          28.2         31.9          72.2          3.4           28.3      $   834.7
-----------------------------------------------------------------------------------------------------------------------------------
                                    Domestic         Int'l                                                  Corp.
2001                                  Beer            Beer         Pkg.        Enter.        Other       & Elims (1)     Consol.
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
   Gross sales                      $11,950.7         654.1      1,999.8         847.6        108.0         (587.2)     $14,973.0
   Net sales - intersegment         $     --            --         829.0           --          25.0         (854.0)     $     --
   Net sales - external             $10,003.9         539.4      1,170.8         847.6         83.0          266.8      $12,911.5
   Depreciation & amortization      $   585.7          22.2         85.7          93.5          5.4           42.0      $   834.5
   Income before income taxes       $ 2,667.1          54.4        107.5         147.4          7.3         (606.1)     $ 2,377.6
   Equity income, net of tax        $     --          254.4          --            --           --             --       $   254.4
   Net income                       $ 1,648.8         288.0         66.5          85.6          4.5         (388.9)     $ 1,704.5
Balance Sheet Information:
   Total assets                     $ 7,607.5       3,109.0        904.6       1,307.3        210.2          806.3      $13,944.9
   Equity method investments        $     --        2,623.4          --            --           --             --       $ 2,623.4
   Goodwill                         $   158.6         788.1         21.9         288.3          --             --       $ 1,256.9
   Foreign-located fixed assets     $     --          209.6          --            --           --             --       $   209.6
   Capital expenditures             $   710.0          21.5        108.4          88.8         23.2           70.1      $ 1,022.0
-----------------------------------------------------------------------------------------------------------------------------------
                                    Domestic         Int'l                                                  Corp.
2000                                  Beer            Beer         Pkg.        Enter.        Other        & Elims (1)    Consol.
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
   Gross sales                      $11,506.2         632.1      2,012.2         837.9        122.8         (577.0)     $14,534.2
   Net sales - intersegment         $     --            --         788.4           --          26.2         (814.6)     $     --
   Net sales - external             $ 9,575.2         528.3      1,223.8         837.9         96.6          237.6      $12,499.4
   Depreciation & amortization      $   555.0          19.7         87.9          94.3          5.6           41.0      $   803.5
   Income before income taxes       $ 2,481.7          29.2         87.8         114.5         15.5         (548.8)     $ 2,179.9
   Equity income, net of tax        $     --          246.0          --            --           --             --       $   246.0
   Net income                       $ 1,538.7         264.1         54.4          71.0          9.6         (386.2)     $ 1,551.6
Balance Sheet Information:
   Total assets                     $ 7,474.3       2,567.9        869.2       1,387.3        206.1          643.5      $13,148.3
   Equity method investments        $     --        2,024.9          --            --           --             --       $ 2,024.9
   Goodwill                         $   135.6         638.9         22.7         314.3          --             --       $ 1,111.5
   Foreign-located fixed assets     $     --          213.1          --            --           --             --       $   213.1
   Capital expenditures             $   744.7          21.2        125.9         128.6         17.1           37.0      $ 1,074.5
-----------------------------------------------------------------------------------------------------------------------------------

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $282.3 million, $266.8 million and $237.6 million in 2002, 2001 and 2000, respectively.

        Segment results have been updated to present beer sales to overseas United States military installations and certain operating expenses in the Domestic Beer segment. These activities were previously presented within International Beer and Corporate.

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

Financial Summary -- Operations

Anheuser-Busch Companies and Subsidiaries

------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions except per share data)       2002          2001         2000
------------------------------------------------------------------------------------------------------
Barrels of Anheuser-Busch beer brands sold worldwide               109.8         107.2        105.6
                                                           ===========================================
Gross sales                                                    $15,686.8     $14,973.0    $14,534.2
   Excise taxes                                                 (2,120.4)     (2,061.5)    (2,034.8)
                                                           -------------------------------------------
Net sales                                                       13,566.4      12,911.5     12,499.4
   Cost of sales                                                (8,131.3)     (7,950.4)    (7,829.9)
                                                           -------------------------------------------
Gross profit                                                     5,435.1       4,961.1      4,669.5
   Marketing, distribution and administrative expenses          (2,455.4)     (2,255.9)    (2,174.8)
   Gain on sale of business (1)                                      --           17.8          --
   Shutdown of Tampa brewery                                         --            --           --
   Restructuring charge                                              --            --           --
                                                           -------------------------------------------
Operating income                                                 2,979.7       2,723.0      2,494.7
   Interest expense                                               (368.7)       (361.2)      (348.2)
   Interest capitalized                                             17.7          26.9         33.3
   Interest income                                                   1.3           1.1          1.1
   Other income/(expense), net                                      (6.4)        (12.2)        (1.0)
                                                           -------------------------------------------
Income before income taxes                                       2,623.6       2,377.6      2,179.9
   Provision for income taxes (current and deferred)            (1,041.5)       (927.5)      (874.3)
   Revaluation of deferred tax liability under FAS 109               --            --           --
   Equity income, net of tax                                       351.7         254.4        246.0
                                                           -------------------------------------------
Income from continuing operations                                1,933.8       1,704.5      1,551.6
Income/(loss) from discontinued operations                           --            --           --
                                                           -------------------------------------------
Income before accounting changes                                 1,933.8       1,704.5      1,551.6
Cumulative effect of accounting changes                              --            --           --
                                                           -------------------------------------------
   Net income                                                  $ 1,933.8     $ 1,704.5    $ 1,551.6
                                                           ===========================================

Basic earnings per share:
Income from continuing operations                              $    2.23     $    1.91    $    1.71
Income/(loss) from discontinued operations                           --            --           --
                                                           -------------------------------------------
Income before accounting changes                                    2.23          1.91         1.71
Cumulative effect of accounting changes                              --            --           --
                                                           -------------------------------------------
   Net income                                                  $    2.23     $    1.91    $    1.71
                                                           ===========================================

Diluted earnings per share:
Income from continuing operations                              $    2.20     $    1.89    $    1.69
Income/(loss) from discontinued operations                           --            --           --
                                                           -------------------------------------------
Income before accounting changes                                    2.20          1.89         1.69
Cumulative effect of accounting changes                              --            --           --
                                                           -------------------------------------------
   Net income                                                  $    2.20     $    1.89    $    1.69
                                                           ===========================================
Cash dividends paid on common stock                            $   649.5     $   614.1    $   571.0
   Per share                                                         .75           .69          .63

Weighted average number of common shares:
   Basic                                                           866.0         890.1        906.1
   Diluted                                                         878.9         901.6        919.7

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996 and the 1997 adoption of FAS 128, "Earnings per Share." Gross sales, net sales and cost of products and services for all years reflects the change made in 2001 for the presentation of pass-through finished product delivery costs reimbursed by customers. This change had a minor impact on revenue and profit margin growth, and had no impact on cash flow, operating income, net income and earnings per share. All information has been restated to recognize the 1995 divestiture of the food products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; Sale of the St. Louis
        Cardinals in 1996.

Note 2: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.

56


                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------------
         1999           1998           1997           1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------
          102.9           99.8           96.6           95.1           90.9           91.3           89.7           88.9
=============================================================================================================================
      $13,914.5      $13,342.5      $12,936.0      $12,721.8      $12,100.1      $11,793.9      $11,232.5      $11,089.7
       (2,019.6)      (1,962.1)      (1,766.2)      (1,737.8)      (1,664.0)      (1,679.7)      (1,679.8)      (1,668.6)
-----------------------------------------------------------------------------------------------------------------------------
       11,894.9       11,380.4       11,169.8       10,984.0       10,436.1       10,114.2        9,552.7        9,421.1
       (7,445.6)      (7,297.1)      (7,200.5)      (7,064.9)      (6,886.6)      (6,581.0)      (6,252.8)      (6,132.9)
-----------------------------------------------------------------------------------------------------------------------------
        4,449.3        4,083.3        3,969.3        3,919.1        3,549.5        3,533.2        3,299.9        3,288.2
       (2,147.0)      (1,958.0)      (1,916.3)      (1,890.0)      (1,756.6)      (1,679.9)      (1,612.1)      (1,583.7)
            --             --             --            54.7            --             --             --             --
            --             --             --             --          (160.0)           --             --             --
            --             --             --             --             --             --          (401.3)           --
-----------------------------------------------------------------------------------------------------------------------------
        2,302.3        2,125.3        2,053.0        2,083.8 (3)    1,632.9 (4)    1,853.3        1,286.5 (5)    1,704.5
         (307.8)        (291.5)        (261.2)        (232.8)        (225.9)        (219.3)        (205.1)        (194.6)
           18.2           26.0           42.1           35.5           24.3           21.8           35.2           46.9
            4.3            5.8            7.9            9.4            9.9            2.6            3.4            4.4
           (9.4)         (13.0)          (9.3)          (3.0)          20.5           17.6           21.0           (2.5)
-----------------------------------------------------------------------------------------------------------------------------
        2,007.6        1,852.6        1,832.5        1,892.9 (3)    1,461.7 (4)    1,676.0        1,141.0 (5)    1,558.7
         (784.1)        (732.2)        (715.2)        (736.8)        (575.1)        (661.5)        (452.6)        (594.6)
            --             --             --             --             --             --           (31.2)           --
          178.7          112.9           61.9            --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------
        1,402.2        1,233.3        1,179.2        1,156.1 (3)      886.6 (4)    1,014.5          657.2 (5)      964.1
            --             --             --            33.8         (244.3)          17.6          (62.7)          30.1
-----------------------------------------------------------------------------------------------------------------------------
        1,402.2        1,233.3        1,179.2        1,189.9          642.3        1,032.1          594.5          994.2
            --             --           (10.0)(2)        --             --             --             --           (76.7)(2)
-----------------------------------------------------------------------------------------------------------------------------
      $ 1,402.2      $ 1,233.3      $ 1,169.2      $ 1,189.9      $   642.3      $ 1,032.1      $   594.5      $   917.5
=============================================================================================================================


      $    1.49      $    1.28      $    1.19      $    1.16      $     .86      $     .96      $     .60      $     .85
            --             --             --             .03           (.23)           .02           (.05)           .02
-----------------------------------------------------------------------------------------------------------------------------
           1.49           1.28           1.19           1.19            .63            .98            .55            .87
            --             --            (.01)(2)        --             --             --             --            (.06)(2)
-----------------------------------------------------------------------------------------------------------------------------
      $    1.49      $    1.28      $    1.18      $    1.19      $     .63      $     .98      $     .55      $     .81
=============================================================================================================================


      $    1.47      $    1.27      $    1.18      $    1.14 (3)  $     .85 (4)  $     .95      $     .60 (5)  $     .84
            --             --             --             .03           (.23)           .02           (.05)           .02
-----------------------------------------------------------------------------------------------------------------------------
           1.47           1.27           1.18           1.17            .62            .97            .55            .86
            --             --            (.01)(2)        --             --             --             --            (.06)(2)
-----------------------------------------------------------------------------------------------------------------------------
      $    1.47      $    1.27      $    1.17      $    1.17      $     .62      $     .97      $     .55      $    . 80
=============================================================================================================================
      $   544.7      $   521.0      $   492.6      $   458.9      $   429.5      $   398.8      $   370.0      $   338.3
            .58            .54            .50            .46            .42            .38            .34            .30

          939.0          964.2          985.3          998.2        1,021.7        1,049.2        1,088.7        1,127.3
          953.7          975.0          999.4        1,021.2        1,048.8        1,076.1        1,117.2        1,163.3

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

Note 5: 1993 results include the impact of a $401.3 million pretax restructuring charge and a $31.2 million after-tax charge resulting from revaluation of the deferred tax liability due to a 1% increase in U.S. federal income tax rates. Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $.84, respectively.

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT


Financial Summary -- Balance Sheet and Other Information

Anheuser-Busch Companies and Subsidiaries


-------------------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions except per share data)           2002            2001             2000
-------------------------------------------------------------------------------------------------------------------
Balance Sheet Information:
   Working capital (deficit)                                      $    (283.0)    $    (186.1)     $    (127.8)
   Current ratio                                                          0.8             0.9              0.9
   Debt                                                               6,603.2         5,983.9          5,362.7
   Shareholders equity                                                3,052.3         4,061.5          4,128.9
   Return on shareholders equity                                         54.4%           41.6%            38.5%
   Debt to total capitalization ratio                                    68.4%           59.6%            56.5%
   Book value per share                                                  3.61            4.62             4.57
   Total assets                                                      14,119.5        13,944.9         13,148.3

Other Information:
   Operating cash flow before change in working capital           $   2,624.3     $   2,316.0      $   2,230.0
   Capital expenditures                                                 834.7         1,022.0          1,074.5
   Free cash flow                                                     1,930.5         1,338.6          1,183.0
   Price/earnings ratio                                                  22.0            23.9             26.9
   Market price range of common stock (high and low closing)      54.97-44.00     46.51-38.50      49.81-27.47

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996. All information has been restated to recognize the 1995 divestiture of the food products segment.

                          ANHEUSER-BUSCH COMPANIES, INC.  2002 ANNUAL REPORT



--------------------------------------------------------------------------------------------------------------------------------
        1999           1998           1997            1996           1995            1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------------

    $    (350.4)   $     (89.9)   $      83.2     $      34.9      $   268.6     $      57.0      $   (41.3)      $  247.8
            0.8            0.9            1.1             1.0            1.2             1.0            1.0            1.2
        5,122.9        4,718.6        4,365.6         3,270.9        3,270.1         3,066.4        3,019.7        2,630.3
        3,921.5        4,216.0        4,041.8         4,029.1        4,433.9         4,415.5        4,255.5        4,620.4
           34.5%          29.9%          29.2%(1)        30.0%(2)       25.0%(3)        29.9%          18.8%(4)       27.6%(1)
           56.6%          52.8%          51.9%           44.8%          47.1%           47.3%          47.3%          42.0%
           4.25           4.42           4.15            4.05           3.61            3.32           3.35           3.25
       12,680.5       12,504.5       11,738.4        10,463.6       10,590.9        10,547.4       10,267.7        9,954.9

    $   2,141.6    $   1,977.2    $   1,839.0     $   1,751.7      $ 1,700.5     $   1,729.6      $ 1,535.4       $1,556.8
          865.3          817.5        1,199.3         1,084.6          952.5           662.8          656.3          628.8
        1,270.6        1,395.9          644.4           909.2          494.5         1,009.8          991.1          912.6
           24.1           25.9           18.6 (1)        17.6 (2)       19.6 (3)        13.1           22.6 (4)       16.9 (1)
    40.81-32.59    34.13-21.72    23.94-19.75     21.44-16.25       17-12.69     13.81-11.75          15-11       15.13-13

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