Form 10-K, Exhibit 13
period 2003-12-31
ANHEUSER BUSCH COMPANIES INC
filed 2004-03-11
CIK 310569

                                                                  Exhibit 13

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF OPERATIONS AND
FINANCIAL CONDITION
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 2003. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.
     This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but the company's expectations concerning its future operations, earnings and prospects may change. The company's expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and the forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in U.S. demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes, including changes in beer excise taxes at either the federal or state level; changes in the litigation to which the company is a party; changes in raw materials prices; changes in packaging materials costs; changes in interest rates; changes in foreign currency exchange rates; unusual weather conditions that could impact beer consumption in the U.S.; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; changes in the company's credit rating resulting from future acquisitions or divestitures; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements.

OBJECTIVES

Anheuser-Busch remains focused on its three core objectives designed to enhance shareholder value:

o Increasing domestic beer segment volume and per barrel profitability that, when combined with continued market share growth, will provide the base for long-term double-digit earnings per share growth and improvement in return on capital employed.

o Increasing international beer segment profit growth. The company has made significant marketing investments to build recognition of the Budweiser brands outside the United States and owns and operates breweries in China and the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand; a 20% equity position in Compania Cervecerias Unidas (CCU), the largest brewer in Chile; and a 9.9% equity position in Tsingtao, the largest brewer in China and producer of the Tsingtao brand, with an agreement to eventually acquire a 27% economic interest.

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

OPERATING RESULTS

Led by continued growth in both domestic and international beer operations, Anheuser-Busch had another excellent year in 2003, selling 111 million barrels of its beer brands worldwide and achieving its 21st consecutive quarter of solid double-digit earnings per share growth in the fourth quarter. The company's proven ability to leverage its substantial competitive strengths has led to these consistently strong results. The beer pricing environment remains favorable and the combination of revenue per barrel growth and volume increases has driven continued increases in profit margins and return on capital employed. For the full year 2003, gross margin increased 20 basis points to 40.3%, while operating margin increased 60 basis points to 22.6%. Return on capital employed improved to 18.4%, an increase of 90 basis points over the past 12 months.
     Anheuser-Busch looks forward to 2004 with outstanding brands, solid sales execution, a favorable industry pricing environment and a strong financial position. The company remains confident in its ability to consistently achieve its minimum double-digit earnings per share growth objective over the long-term, and reiterates its previously stated 12% earnings per share growth target for 2004.

26 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     Effective in the first quarter 2002, the company ceased amortizing goodwill in accordance with FAS No. 142, "Goodwill and Other Intangible Assets." The impact of goodwill amortization on 2001 net income and diluted earnings per share was $35.8 million and $.04, respectively. Had goodwill amortization ceased on January 1, 2001, net income for 2001 would have been $1.74 billion and diluted earnings per share would have been $1.93.
     Comparisons of key operating results for the last three years are summarized in the following tables. As noted above, due to the adoption of FAS 142, operating results for 2003 and 2002 do not reflect any goodwill amortization expense. Per the requirements of FAS 142, Anheuser-Busch did not restate the results of operations for 2001 or 2000 to exclude goodwill amortization, so results for those years include the impact of goodwill expense. The absence or presence of goodwill amortization expense in the operating results for the years shown makes direct comparison between operating results more difficult.
     Therefore, for the clearest understanding of the company's operations, the analysis of operating results for 2002 vs. 2001 is based on 2001 results provided on a comparable basis, which exclude the impact of goodwill amortization. Discussions of operating results for 2001 vs. 2000 are already on a similar basis, as the results for both years include goodwill amortization expense.

Comparison of Operating Results

Year Ended December 31 (in millions, except per share)

-------------------------------------------------------------------------------------
                                         2003        2002           2003 vs. 2002
-------------------------------------------------------------------------------------
Gross sales                           $16,320     $15,687      up $633      up  4.0%
Net sales                             $14,147     $13,566      up $581      up  4.3%
Income before income taxes            $ 2,824     $ 2,624      up $200      up  7.7%
Equity income, net of tax             $   345     $   352    down $  7    down  1.9%
Net income                            $ 2,076     $ 1,934      up $142      up  7.4%
Diluted earnings per share            $  2.48     $  2.20      up $.28      up 12.7%
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                                    2002 vs. 2001
                                                             ------------------------
                                                               Reported   Comparable
                                         2002        2001         Basis       Basis*
-------------------------------------------------------------------------------------
Gross sales                           $15,687     $14,973      up  4.8%     up  4.8%
Net sales                             $13,566     $12,912      up  5.1%     up  5.1%
Income before income taxes            $ 2,624     $ 2,378      up 10.3%     up  9.6%
Equity income, net of tax             $   352     $   254      up 38.3%     up 28.2%
Net income                            $ 1,934     $ 1,705      up 13.4%     up 11.1%
Diluted earnings per share            $  2.20     $  1.89      up 16.4%     up 14.0%
-------------------------------------------------------------------------------------

* Excludes goodwill amortization in 2001.

-------------------------------------------------------------------------------------
                                         2001        2000           2001 vs. 2000
-------------------------------------------------------------------------------------
Gross sales                           $14,973     $14,534      up $439      up  3.0%
Net sales                             $12,912     $12,499      up $413      up  3.3%
Income before income taxes            $ 2,378     $ 2,180      up $198      up  9.1%
Equity income, net of tax             $   254     $   246      up $  8      up  3.4%
Net income                            $ 1,705     $ 1,552      up $153      up  9.9%
Diluted earnings per share            $  1.89     $  1.69      up $.20      up 11.8%
-------------------------------------------------------------------------------------


     Provided in the table below for informational purposes are certain 2001 operating measures presented on both an as-reported basis, which includes goodwill amortization, and on the comparable basis used in the analysis of 2002 vs. 2001 performance throughout Management's Discussion and Analysis, which excludes goodwill amortization.

--------------------------------------------------------------------------------------------
                                                               % Change 2002 vs. 2001
                                         2001         2001    ------------------------------
                                     Reported   Comparable    Reported      Comparable
                                        Basis        Basis       Basis           Basis
--------------------------------------------------------------------------------------------
Cost of sales                        $7,950.4     $7,938.9      up  2.3%      up  2.4%
Gross profit                         $4,961.1     $4,972.6      up  9.6%      up  9.3%
Gross profit margin                      38.4%        38.5%     up  1.7 pts.  up  1.6 pts.
Marketing, distribution &
 administrative expenses             $2,255.9     $2,254.2      up  8.8%      up  8.9%
Operating income                     $2,723.0     $2,736.2      up  9.4%      up  8.9%
Operating profit margin                  21.1%        21.2%     up  0.9 pts.  up  0.8 pts.
Operating profit margin
 excluding gain on sale
 of SeaWorld Cleveland                     --         21.1%          --       up  0.9 pts.
Income before income taxes           $2,377.6     $2,393.5      up 10.3%      up  9.6%
Domestic beer segment
 income before income taxes          $2,667.1     $2,671.7      up  9.5%      up  9.3%
International beer segment
 income before income taxes          $   54.4     $   55.6      up 39.9%      up 36.9%
Packaging segment income
 before income taxes                 $  107.5     $  108.3      up 43.3%      up 42.2%
Entertainment segment
 income before income taxes          $  147.4     $  141.6      up  3.8%      up  8.0%
Equity income                        $  254.4     $  274.3      up 38.3%      up 28.2%
Net income                           $1,704.5     $1,740.3      up 13.4%      up 11.1%
Effective tax rate                       39.0%        38.7%     up  0.7 pts.  up  1.0 pts.
Basic earnings per share             $   1.91     $   1.95      up 16.8%      up 14.4%
Diluted earnings per share           $   1.89     $   1.93      up 16.4%      up 14.0%
--------------------------------------------------------------------------------------------

SALES

Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company's domestic beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped from the company's breweries.
     Anheuser-Busch strives to obtain price increases that approximate, or are slightly less than, increases in the U.S. Consumer Price Index (CPI) over time. On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes its pricing strategy allows for continuing future moderate price increases. The company also believes that significant federal excise tax increases (which are not expected) could disrupt the current favorable industry-pricing environment because it could trigger retail beer price increases in excess of the CPI. The cost of these increases would be borne directly by consumers.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     27

     Anheuser-Busch's reported domestic sales volume is based on beer sales to the company's network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume is a leading indicator of demand for the company's products at the retail level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.
     In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. The company presents these items separately as sales and cost of sales. These items were previously offset for zero impact within cost of sales. This change in presentation had a minor impact on revenue and profit margins growth, and had no impact on cash flows, operating income, net income and earnings per share.
     Worldwide Anheuser-Busch beer brands volume is composed of domestic volume and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries, plus Anheuser-Busch brands produced overseas by company-owned breweries in China and the United Kingdom and under various license and contract-brewing agreements. Total brands sales volume combines worldwide Anheuser-Busch brand volume with the company's ownership percentage share of volume in its international equity partners ... Grupo Modelo and CCU.

Worldwide Beer Volume
Total worldwide beer volume results for the three years ended December 31 are summarized in the following table (millions of barrels):

--------------------------------------------------------------------------------
                                                   2003      2002      Change
--------------------------------------------------------------------------------
Domestic                                          102.6     101.8     up 0.8%
International                                       8.4       8.0     up 5.0%
-------------------------------------------------------    ---------------------
  Worldwide A-B brands                            111.0     109.8     up 1.1%
International equity partner brands                18.8      18.1     up 4.0%
-------------------------------------------------------    ---------------------

  Total brands                                    129.8     127.9     up 1.5%
=======================================================    =====================

--------------------------------------------------------------------------------
                                                   2002      2001      Change
--------------------------------------------------------------------------------
Domestic                                          101.8      99.7     up 2.1%
International                                       8.0       7.5     up 5.4%
-------------------------------------------------------    ---------------------
  Worldwide A-B brands                            109.8     107.2     up 2.3%
International equity partner brands                18.1      17.2     up 5.3%
-------------------------------------------------------    ---------------------
  Total brands                                    127.9     124.4     up 2.8%
=======================================================    =====================

--------------------------------------------------------------------------------
                                                   2001      2000      Change
--------------------------------------------------------------------------------
Domestic                                           99.7      98.5     up 1.2%
International                                       7.5       7.1     up 5.6%
-------------------------------------------------------    ---------------------
  Worldwide A-B brands                            107.2     105.6     up 1.5%
International equity partner brands                17.2      15.7     up 9.7%(1)
-------------------------------------------------------    ---------------------
  Total brands                                    124.4     121.3     up 2.6%(1)
=======================================================    =====================

(1) Normalized to exclude incremental volume contributed by the 2001 acquisition of CCU, equity partner brands volume increased 4.9%, and total brands volume increased 2.0%, for 2001 vs. 2000.


Sales*
(IN BILLIONS)

                               [graph]

                                          Gross Sales    Net Sales
-------------------------------------------------------------------

2003                                        $16.3          $14.1
2002                                        $15.7          $13.6
2001                                        $15.0          $12.9
2000                                        $14.5          $12.5
1999                                        $13.9          $11.9
-------------------------------------------------------------------

*The difference between gross and net sales represents beer excise taxes.

Sales -- 2003 vs. 2002
Anheuser-Busch reported record gross sales of $16.3 billion and record net sales of $14.1 billion in 2003, representing increases of 4%, or $633 million, and 4.3%, or $581 million, respectively, compared to 2002. The increases in both gross and net sales were principally due to a $410 million, or 3.9% increase in domestic beer segment net sales resulting from 3.1% higher domestic revenue per barrel and a 0.8% increase in beer sales volume. The increase in revenue per barrel generated $324 million in net sales improvement and beer volume gains contributed $86 million of the increase.
     In addition to domestic beer sales increases, international beer net sales increased $55 million, primarily due to volume growth in China and Canada, packaging segment sales increased $30 million due to higher can pricing, and entertainment sales increased $65 million on increased ticket prices, higher in-park spending and slightly higher attendance in 2003. The difference between gross and net sales represents beer excise taxes of $2.2 billion.
     Reflecting the continuing strong pricing environment, domestic revenue per barrel grew 3.1% for 2003 and enhanced gross and operating profit margins. For the full year 2003, gross margin increased 20 basis points to 40.3%, while operating margin increased 60 basis points to 22.6%. Return on capital employed improved to 18.4%, an increase of 90 basis points over the past 12 months. Consumers trading up to the super premium Michelob family enhanced the company's revenue per barrel results.
     Consistent with the company's practice of implementing moderate annual price increases in two phases, Anheuser-Busch completed the first stage of its pricing plan for 2004 in October 2003, in markets representing approximately 40% of the company's domestic volume. These pricing actions were again very successful, as reflected in the company's strong fourth quarter revenue per barrel performance. As planned, the company began implementing the second stage of 2004 pricing initiatives earlier this year on just over 25% of domestic volume. As in the past, these revenue enhancement initiatives are being tailored to specific markets, brands and packages.

28 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     Domestic beer sales-to-wholesalers volume increased 0.8%, to 102.6 million barrels for 2003. These results are due to the outstanding success of the new Michelob ULTRA low-carbohydrate brand and increased Bud Light sales volume. Bud Light also continued to grow its share of the premium light beer category in 2003. Wholesaler sales-to-retailers volume accelerated through the second half of 2003, increasing 1.7% in the fourth quarter, and was up 0.9% for the year.
     Worldwide Anheuser-Busch beer sales volume increased 1.1% for the year to 111.0 million barrels and total volume increased 1.5%, to 129.8 million barrels. International Anheuser-Busch brand beer volume for the year was up 5% vs. 2002, to 8.4 million barrels, principally due to increased beer volume in China.
     The company's domestic market share (excluding exports) for the full year 2003 was approximately 50%, compared to 49% for the same period in 2002. Domestic market share is based on estimated beer industry sales using information provided by the Beer Institute and the U.S. Department of Commerce. The company has led the U.S. brewing industry in sales volume and market share since 1957.

Sales -- 2002 vs. 2001
Anheuser-Busch achieved gross sales of $15.7 billion and net sales of $13.6 billion in 2002, representing increases of 4.8%, or $714 million, and 5.1%, or $655 million, respectively, compared to 2001. The increases in gross and net sales were principally due to a $570 million, or 5.7% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and higher domestic beer sales volume. Revenue per barrel generated $354 million in net sales improvement, while higher beer volume contributed $216 million of the increase.
     International beer net sales increased $43 million, primarily due to volume growth in China. Packaging segment net sales were up $24 million due to higher soft drink can prices and increased volume. Entertainment segment net sales increased $11 million due to higher ticket prices and increased in-park spending, partially offset by slightly lower attendance. The difference between gross and net sales represents beer excise taxes of $2.12 billion.
     Domestic beer revenue per barrel grew 3.5% for 2002, reflecting a favorable domestic pricing environment, and the introductions of Michelob ULTRA and Bacardi Silver. Excluding favorable mix, domestic revenue per barrel increased 2.8% for the year. The increases in revenue per barrel enhanced both gross and operating profit margins, which improved 160 basis points and 80 basis points, respectively, in 2002 vs. the prior year.
     Domestic beer sales-to-wholesalers volume increased 2.1% vs. 2001, to
101.8 million barrels. This increase was led by Bud family sales, as well as the successful introductions of Bacardi Silver and Michelob ULTRA. Wholesaler inventories at December 31, 2002 were essentially the same as inventory levels at the end of 2001. Wholesaler sales-to-retailers volume was up 1.6% for the year. The company's domestic market share for 2002 (excluding exports) was 49.2% vs. 2001 market share of 48.7%.
     Worldwide Anheuser-Busch beer sales volume increased 2.3% in 2002, to
109.8 million barrels. Total beer sales volume was 127.9 million barrels in 2002, up 2.8% vs. 2001. International Anheuser-Busch brand beer volume for 2002 was 8.0 million barrels, an increase of 5.4% vs. 2001. During 2002, the company's three largest markets outside the U.S. -- Canada, China and the United Kingdom -- all experienced volume growth.

Sales -- 2001 vs. 2000
Anheuser-Busch reported gross sales of $15.0 billion and net sales of $12.9 billion in 2001, representing increases of 3.0%, or $439 million, and 3.3%, or $413 million, respectively, compared to 2000. The increases in gross and net sales were principally due to a $429 million, or 4.5% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and a 1.2% increase in domestic beer sales volume. Revenue per barrel generated $298 million in net sales improvement, while higher beer volume contributed $131 million of the increase. Gross and net sales also benefited from sales increases from the international beer and entertainment segments. The difference between gross and net sales represents beer excise taxes of $2.06 billion.
     Domestic revenue per barrel grew 3.0% for 2001, reflecting a favorable pricing environment. Gross and operating profit margins increased 100 and 110 basis points for the year, respectively, compared to 2000.
     Domestic beer sales-to-wholesalers volume increased 1.2% for 2001, to
99.7 million barrels, compared to prior year. Wholesaler sales-to-retailers grew 1.8% for the full year 2001. The Bud family, especially Bud Light, led the increases in sales to both wholesalers and to retailers. The company's domestic market share (excluding exports) for 2001 was 48.7%, compared to market share of 48.5% in 2000.
     Worldwide Anheuser-Busch brand sales volume for 2001 grew 1.5%, to
107.2 million barrels, compared to full year 2000. Total brands sales volume was 124.4 million barrels for the year, up 2.6%. International beer volume, excluding Modelo and CCU, grew 5.6% for the full year, to 7.5 million barrels, due primarily to solid volume growth in Canada and China.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     29

COST OF SALES

The company continuously strives to reduce costs throughout its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs through better systemwide coordination with its network of independent wholesalers.
     Cost of sales was $8.4 billion in 2003, an increase of $318 million, or 3.9%, compared to 2002. The increase is due to higher costs in the domestic beer segment, attributable to costs associated with higher beer sales volume, higher production costs primarily resulting from increased brewing and packaging materials and utilities costs. Brewing and packaging materials costs and utilities were higher in the second half of the year than experienced in the first half of the year. Cost of sales for international beer operations also increased due to costs associated with increased beer volume, while theme park and packaging operations and the company's commodity recycling business all experienced increased cost of sales. Gross profit as a percentage of net sales was 40.3% for the year, an increase of 20 basis points versus 2002.
     Cost of sales was $8.13 billion in 2002, an increase of $192 million, or 2.4% vs. 2001. The increase in 2002 was due primarily to higher domestic beer segment costs, driven by costs associated with higher beer volume of $78 million, partially offset by lower brewing materials, aluminum and energy costs. Cost of sales also increased in the international beer segment, due to costs associated with increased beer volume, and in the packaging and entertainment businesses. Gross profit as a percentage of sales was 40.1%, an increase of 160 basis points vs. 2001, reflecting higher domestic beer margins generated by improved pricing and favorable costs.
     Cost of sales for 2001 was $7.95 billion, an increase of 1.5%, or $121 million compared to 2000. The increase is principally due to increased costs for the domestic beer segment, including costs of $44 million associated with higher domestic beer volume, higher energy costs and increased packaging material costs that reflect the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. Gross profit as a percentage of net sales was 38.4% for 2001, an increase of 100 basis points compared to 2000 and principally reflected higher domestic beer margins.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy, and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, print and outdoor advertising and event sponsorships.
     Marketing, distribution and administrative expenses for 2003 were $2.50 billion, an increase of $43 million, or 1.7% compared with 2002. This increase is principally due to marketing costs related to Michelob ULTRA, increased company-owned wholesale beer distribution costs, higher international beer marketing costs in Europe and China, and increased theme park advertising costs. Partially offsetting these increases were lower domestic beer segment legal costs and reduced administrative expenses for the entertainment segment.
     Marketing, distribution and administrative expenses of $2.46 billion in 2002 represent an increase of $201 million vs. 2001 expenses, or 8.9%. The increase is due to higher domestic beer marketing costs for the Bud and Michelob families, introductory costs and ongoing support for Michelob ULTRA and Bacardi Silver, increased distribution costs due to the acquisition of a beer wholesaler in California, higher litigation costs and a $20 million contribution to the company's charitable foundation.
     Marketing, distribution and administrative expenses for 2001 were $2.26 billion, an increase of 3.7%, or $81 million vs. 2000. The increase in these expenses in 2001 was principally due to higher domestic beer marketing costs, higher distribution costs related to the acquisition of a wholesaler in California and higher administrative costs.

OPERATING INCOME

Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.
     Operating income increased $219 million, or 7.4% in 2003, to $3.2 billion. Operating margin for the year was 22.6%, an increase of 60 basis points vs. 2002.
     Operating income was $2.98 billion in 2002, an increase of $244 million, or 8.9%, vs. 2001. In 2001, the company had operating income of $2.72 billion, representing a 9.2%, or $228 million, increase over 2000 operating income of $2.49 billion. Operating margin for 2002 was 22.0%, an increase of 80 basis points vs. 2001. Operating margin in 2001 was 21.1%, a 110 basis point increase over the 2000 margin of 20.0%. Excluding the impact of the $17.8 million gain on the sale of SeaWorld Cleveland recorded in the first quarter 2001, operating margin for 2002 and 2001 increased 90 and 100 basis points, respectively.

30 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     Increases in operating income and margins for 2003, 2002 and 2001 are due to higher domestic beer revenue per barrel, increased beer volume and improved operating results from all business segments.

INTEREST EXPENSE LESS INTEREST INCOME

Interest expense less interest income was $399.8 million for 2003, $367.4 million for 2002 and $360.1 million for 2001, representing increases of 8.8%, 2.0% and 3.7%, respectively, compared to prior years. These increases primarily result from higher average outstanding debt balances compared to prior years, partially offset by lower interest rates for all three years. See the Liquidity and Financial Condition section of this discussion for additional information regarding the company's leverage philosophy and specific changes in the company's debt portfolio.

INTEREST CAPITALIZED

Interest capitalized was $24.4 million in 2003, $17.7 million in 2002 and $26.9 million in 2001. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates and by market interest rates. Compared to prior years, capital spending increased in 2003, declined in 2002 and was essentially flat in 2001. The increase in 2003 and the decrease in 2002 are primarily due to the deferral of 2002 spending into 2003. As noted in the interest expense discussion above, interest rates have generally declined for the last three years.

OTHER INCOME/EXPENSE, NET

Other income/expense, net includes earnings from the company's limited partnership equity investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other income of $400,000 in 2003, and net other expense of $6.4 million in 2002 and $12.2 million in 2001. In 2003, the company recognized a $6 million gain from the sale of a company-owned beer wholesalership in Washington state, and also incurred offsetting amounts related to expenses associated with the early call of higher interest rate debt and a gain from the receipt of proceeds from an insurance company.

Income Before Income Taxes
(IN MILLIONS)

                         [graph]

---------------------------------------------------------
2003                                            $2,824.3

2002                                            $2,623.6

2001                                            $2,377.6

2000                                            $2,179.9

1999                                            $2,007.6
---------------------------------------------------------

INCOME BEFORE INCOME TAXES

Income before income taxes was $2.8 billion in 2003, an increase of $200 million, or 7.7%, vs. 2002. Income before income taxes was $2.62 billion in 2002 and $2.38 billion in 2001, representing increases of $230 million, or 9.6%, and $198 million, or 9.1%, respectively, vs. prior years. Excluding the impact of the gain on the SeaWorld Cleveland sale in 2001, which better reflects ongoing operations, pretax income increased 10.4% in 2002 and 8.3% in 2001.

2003 vs. 2002
The increase in pretax income for 2003 is primarily due to increased domestic beer segment pretax results, along with improved profit contribution from all of the company's remaining business segments. Domestic beer segment pretax income was up 6.8%, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 19%, primarily due to volume and profit growth in China. Packaging segment pretax profits were up 1% in 2003, primarily due to improved profits in the company's can, bottle and label manufacturing operations. Entertainment segment operating profits increased 6.4% compared to 2002, primarily due to higher admissions pricing and increased in-park spending.

2002 vs. 2001
Domestic beer pretax income for the year was up 9.3%, to $2.92 billion, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 37% for 2002, primarily due to volume and profit growth in China. Packaging segment retax profits were up 42%, primarily due to higher soft drink can prices and volume, along with a profit contribution from the company's bottle manufacturing operation in 2002 compared to a loss in the 2001 start-up year. Entertainment segment pretax profits for the year were up 8% compared to 2001, excluding the $17.8 million gain on the sale of the company's SeaWorld Cleveland theme park in 2001.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     31

2001 vs. 2000
Domestic beer income before income taxes for 2001 was $2.67 billion, an increase of $185 million, or 7.5% vs. 2000. This increase is due to higher revenue per barrel and increased beer sales volume. Pretax profit for international beer increased 86% for 2001 due to volume gains in China and Canada, along with contributions from the United Kingdom and Ireland. Income before income taxes for the packaging segment was up 6% for the year, reflecting reduced manufacturing costs partially offset by lower soft drink can pricing and the impact of start-up costs related to the company's bottle manufacturing operation. To indicate underlying operating results only, this comparison excludes an unfavorable adjustment related to the company's label manufacturing business in 2000. Reported-basis pretax results for the packaging segment increased 22% in 2001. Entertainment segment pretax profits for 2001 increased 14% vs. the prior year primarily due to increased attendance, increased in-park spending and a full year of Discovery Cove operations in 2001 vs. a partial year in 2000. To indicate underlying operating results only, these results exclude the impact of SeaWorld Cleveland operating results and related gain on the sale of the park. Including SeaWorld Cleveland, income before income taxes for the segment increased 29%.

EQUITY INCOME, NET OF TAX

Equity income of $344.9 million in 2003 decreased $7 million vs. 2002, primarily due to the $17 million one-time deferred income tax benefit included in 2002 Modelo equity income, partially offset by a $6.5 million charge in 2002 related to a brewery operation restructuring. The deferred tax benefit, which resulted from lower Mexican statutory income tax rates enacted in the first quarter of 2002, was largely offset by higher U.S. deferred income taxes included in the 2002 consolidated income tax provision. Equity income growth from Modelo for 2003 was also dampened by lower export volume growth, Modelo not raising prices in 2003 and a weaker peso. Anheuser-Busch's equity share of CCU earnings for the full year benefited by a $5.5 million after tax gain from the sale of a brewery in Croatia.
     Equity income increased 28.2%, to $351.7 million for 2002 vs. 2001. Equity income of $254.4 million in 2001 represents a 3.4% increase compared to 2000 equity income of $246.0 million. The increases in equity income in 2002 and 2001 are primarily due to Modelo's underlying volume and earnings growth. Excluding the impact of the Modelo tax rate benefit and brewery restructuring charge, equity income on a comparable basis increased 24% in 2002.

INCOME TAXES

The company's effective tax rate of 38.7% in 2003 decreased 100 basis points vs. the 39.7% rate in 2002, and was level with the comparable basis rate of 38.7% in 2001. The decrease stems from an unusually high effective tax rate in 2002 due to the U.S. deferred income tax expense offset to the Mexican income tax rate benefit that was included in equity income and a more favorable foreign tax credit position in 2003.
     The effective tax rate in 2002 was 100 basis points higher than 2001 on a comparable basis, due to the Modelo deferred tax impact discussed previously and higher foreign taxes, partially offset by the write-off in 2001 of goodwill associated with the sale of SeaWorld Cleveland.
     The reported effective tax rates in 2001 and 2000 were 39.0% and 40.1%, respectively. The decrease in 2001 was primarily due to lower foreign taxes partially offset by the write-off of SeaWorld Cleveland goodwill.
     In the first quarter 2002, the company began presenting U.S. income taxes relating to foreign equity investment dividends in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flows. For comparability, 2001 information was recast to conform to the 2002 presentation.
     In 2003, the Internal Revenue Service completed its review of the company's federal tax returns for the years 1999 - 2001. The results of the IRS review did not have a material impact on Anheuser-Busch's results of operations, financial position or cash flows.

NET INCOME

Anheuser-Busch net income for 2003 was $2.1 billion, an increase vs. 2002 of $142 million, or 7.4%. The company earned net income of $1.93 billion in 2002, an increase of $193 million, or 11.1% over 2001. Net income was $1.70 billion in 2001, an increase of 9.9%, vs. 2000 net income of $1.55 billion.

Diluted Earnings Per Share*

                                  [graph]

------------------------------------------------------------------------------
2003                                                                     $2.48

2002                                                                     $2.20

2001                                                                     $1.89

2000                                                                     $1.69

1999                                                                     $1.47
------------------------------------------------------------------------------

*On a comparable basis, which excludes goodwill amortization, diluted earnings per share for 2001, 2000 and 1999 would have been $1.93, $1.72 and $1.50, respectively.


32 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

DILUTED EARNINGS PER SHARE

Diluted earnings per share were $2.48 in 2003, an increase of 12.7%, or $.28 compared to 2002 results. Diluted earnings per share were $2.20 for 2002, an increase of $.27 per share, or 14%, vs. 2001. Diluted earnings per share of $1.89 for 2001 represent an increase of 11.8% over 2000 earnings per share. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 39.4 million common shares in 2003, 40.7 million shares in 2002 and 28.2 million shares in 2001. Diluted earnings per share for 2002 include a two-thirds cent negative impact from Modelo's brewery restructuring, while the amount reported for 2001 includes a one-half cent benefit from the sale of SeaWorld Cleveland.

EMPLOYEE-RELATED COSTS

Employee-related costs were $2.19 billion in 2003, an increase of 6.0% vs. 2002 costs. Employee-related costs totaled $2.07 billion in 2002, an increase of 4.2% vs. 2001 costs of $1.98 billion, which had increased 3.6% vs. 2000. The changes in employee-related costs primarily reflect normal increases in salaries, wages and benefit levels. Salaries and wages comprise the majority of employee-related costs and totaled $1.68 billion in 2003, $1.63 billion in 2002 and $1.61 billion in 2001, representing increases vs. prior year of 2.8%, 1.7% and 1.8%, respectively. The remainder of employee-related costs consists of pension benefits, life insurance, health care benefits and payroll taxes.
     The company had 23,316 full-time employees at December 31, 2003. Full-time employees numbered 23,176 and 23,432 at the end of 2002 and 2001, respectively.

Employee-Related Costs
(IN MILLIONS)

                                  [graph]

------------------------------------------------------------------------------
2003                                                                  $2,189.0

2002                                                                  $2,065.8

2001                                                                  $1,983.5

2000                                                                  $1,915.3

1999                                                                  $1,877.0
------------------------------------------------------------------------------

OTHER TAXES

In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Taxes related to 2003 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.52 billion, an increase of 3.4% vs. total taxes paid in 2002 of $3.41 billion. These amounts highlight the burden of taxation on the company and the brewing industry in general. Taxes paid in 2002 increased 5.8% compared to total taxes in 2001 of $3.22 billion.
     Proposals to increase excise taxes on beer are addressed by the company and the brewing industry every year, and there has been added pressure recently to increase taxes to help offset state budget deficits. Anheuser-Busch understands spending cuts or temporary tax increases may be necessary for states to address budget concerns; however, the company believes states should accomplish this objective in the most efficient and least harmful way possible. The company does not believe excise taxes, which are regressive and primarily burden working men and women, are the solution. To ensure its views on this important matter are known, company and industry representatives meet proactively on an ongoing basis with legislators and administration officials from various states to present arguments against increases in beer excise taxes.

RETURN ON CAPITAL EMPLOYED

Value for shareholders is created when companies earn rates of return in excess of their cost of capital. Anheuser-Busch views the rate of return on capital employed to be a key performance measure because it gauges how efficiently the company is deploying its capital assets. Also, increases in the rate are often considered by the investment community to be a strong driver of stock price, especially in conjunction with earnings per share growth.
     Return on capital employed for 2003 was 18.4%, an increase of 90 basis points over the 2002 rate of 17.5%. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less non-debt current liabilities. For 2003, after-tax net interest expense was $234 million, calculated as pretax net interest expense of $377 million less income taxes applied using a 38% tax rate. For 2002, after-tax net interest expense was $218 million, calculated as pretax net interest expense of $351 million less income taxes applied at 38%. The return on capital employed ratio measures after-tax performance, therefore the company must tax-effect net interest cost in the computation for consistency.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     33

LIQUIDITY AND FINANCIAL CONDITION

Anheuser-Busch's strong financial position allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its available cash:

o Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and add capacity as needed in its existing operations, and intends to make selected equity investments in leading international brewers in higher-growth beer markets.

o Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends in each of the last 70 years, and has repurchased approximately 3% of outstanding shares annually for over 10 years. In July 2003, Anheuser-Busch announced a change in the company's dividend policy in reaction to the reduction in the federal tax rate on corporate dividends enacted earlier in the year. It is the company's intent to increase dividends per share in line with the company's earnings per share growth, vs. a prior policy of increasing dividends per share somewhat less than the growth in earnings per share.

     The company considers its ratio of cash flow to total debt to be the most important measure of ongoing liquidity, and currently targets a ratio toward the upper end of the 30% to 40% range, in order to maintain its strong credit ratings of A1 and A+, from Moody's and Standard & Poor's, respectively. Based on its specific financial position and risk tolerance, Anheuser-Busch believes a strong Single A rating strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 40.3% in 2003, 39.7% in 2002 and 38.8% in 2001.

Ratio of Cash Flow To Total Debt

                                  [graph]

------------------------------------------------------------------------------
2003                                                                     40.3%

2002                                                                     39.7%

2001                                                                     38.8%

2000                                                                     41.6%

1999                                                                     41.8%
------------------------------------------------------------------------------

Sources and Uses of Cash
The company's primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, share repurchases, dividends and business investments. Information on the company's consolidated cash flows for the years 2003, 2002 and 2001 is presented in the consolidated statement of cash flows (categorized by operating activities, financing activities and investing activities) and in the business segments information in Note 15.
     Cash generated by each of the company's business segments is projected to exceed funding requirements for that segment's anticipated capital expenditures. However, corporate spending on dividend payments and share repurchases, plus possible additional investments in international brewers, will require external financing while the company maintains its target cash flow to total debt ratio. The nature, extent and timing of external financing will vary depending on the company's evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $227 million, $283 million and $186 million at December 31, 2003, 2002 and 2001, respectively.
     The company made accelerated contributions to its pension plans totaling $75 million and $201 million, respectively, in the fourth quarters of 2003 and 2002. Projections indicated Anheuser-Busch would have been required to contribute these amounts between 2003 and 2005, but chose instead to make the contributions early in order to enhance the funded status of the plans.

Operating Cash Flow Before Change In Working Capital
(IN MILLIONS)

                                  [graph]

------------------------------------------------------------------------------
2003                                                                  $2,938.3

2002                                                                  $2,624.3

2001                                                                  $2,316.0

2000                                                                  $2,230.0

1999                                                                  $2,141.6
------------------------------------------------------------------------------

Off-Balance-Sheet Obligations, Commitments and Contingencies
Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company also has an active common share repurchase program and anticipates continued share repurchase in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of common shares. The company has no off-balance-sheet obligations or guarantees and does not use special purpose entities for any transactions.

34 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     The 9% debentures due 2009 and the ESOP debt guarantee that expires in March 2004 (both of which are included in debt on the consolidated balance sheet) permit holders to require repayment of the debt prior to its maturity after a decline in the company's credit rating below investment grade. In the case of the 9% debentures, the credit downgrade must be preceded by a change in control. The total outstanding balance for this debt at December 31, 2003 is $396 million.
     The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $130,000 of these notes in 2003.
     The company has occasionally provided short-term, small-scale loan guarantees for beer wholesalers to assist them in obtaining long-term bank financing. The duration of these guarantees varies. At December 31, 2003 and 2002, there were no guarantees outstanding and no guarantees were provided during either year.
     The company's fixed charge coverage ratio was 7.8X, 7.6X and 7.0X for the years ended December 31, 2003, 2002 and 2001, respectively. See Note 12 for details of the company's future cash commitments.

Capital Expenditures
During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability for a discretionary capital project is whether its projected discounted cash flow return on investment exceeds the company's cost of capital.
     Total capital expenditures amounted to $993 million in 2003, $835 million in 2002 and $1.0 billion in 2001. The increase in 2003 and the decline in 2002 are both primarily attributable to the deferral of spending in 2002. Capital expenditures over the past five years totaled $4.8 billion. The company expects capital expenditures in 2004 of approximately $900 million to $1 billion and is projecting capital spending during the five-year period 2004 - 2008 of approximately $4.6 billion.

Capital Expenditures/Depreciation & Amortization
(IN MILLIONS)

                                  [graph]

                            Capital Expenditures   Depreciation & Amortization
------------------------------------------------------------------------------
2003                               $993.0                     $877.2

2002                               $834.7                     $847.3

2001                             $1,022.0                     $834.5

2000                             $1,074.5                     $803.5

1999                               $865.3                     $777.0
------------------------------------------------------------------------------

Share Repurchase
The company spent $1.96 billion, $2.0 billion and $1.2 billion to repurchase common shares in 2003, 2002 and 2001, respectively. From an economic perspective, the company's share repurchase program represents an effective cash flow and opportunity cost offset to stock option grants, because the market value increase of repurchased shares directly offsets the increase in the in-the-money value of outstanding options. Anheuser-Busch has historically repurchased significantly more shares each year than it has issued under stock option plans, with average net repurchases of 2% to 3% of outstanding shares each year. Additionally, assuming the company borrows each year to repurchase shares, the cash flow benefit the company receives related to the tax treatment of exercised stock options has historically exceeded the related interest cost. See Note 7 for details of common stock activity.

Dividends
Cash dividends paid to shareholders were $685.4 million in 2003, $649.5 million in 2002 and $614.1 million in 2001. Dividends are paid in the months of March, June, September and December of each year. In the third quarter 2003, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 12.8%, from $.195 to $.22 per share. This increased annual dividends per share to $.83 in 2003, a 10.7% increase compared with $.75 per share in 2002. Dividends were $.18 per share for the first two quarters and $.195 per share for the last two quarters of 2002, representing an annual increase vs. 2001 of 8.7%. In 2001, dividends were $.165 per share for the first two quarters and $.18 per share for the last two quarters.

Net Income/Dividends
(IN MILLIONS)

                                  [graph]

                                Net Income                   Dividends
------------------------------------------------------------------------------
2003                             $2,075.9                     $685.4

2002                             $1,933.8                     $649.5

2001                             $1,704.5                     $614.1

2000                             $1,551.6                     $571.0

1999                             $1,402.2                     $544.7
------------------------------------------------------------------------------

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     35

Financing Activities
The company utilizes SEC shelf registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2003, a total of $1.1 billion of debt was available for issuance under an existing registration.
     The company's debt balance increased a total of $682.2 million in 2003, compared to a total increase of $619.3 million in 2002. Debt issuances of $1.39 billion and $1.17 billion in 2003 and 2002, respectively, are detailed below.

----------------------------------------------------------------------------------------
                                          Amount
Year        Description               (millions)   Interest Rate (fixed unless noted)
----------------------------------------------------------------------------------------
2003        U.S. Dollar Notes           $1,273.7   $397.7 at 5.05%; $299.2 at
                                                   4.95%; $198.0 at 4.5%; $198.9
                                                   at 4.625%; $179.9 at 5.35%
            Commercial Paper            $  113.5   1.08% weighted average
                                                   floating
            Industrial Revenue Bonds    $    0.7   6.25%
            Other, net                  $    4.0   Various

----------------------------------------------------------------------------------------
2002        U.S. Dollar Debentures      $  843.9   $297.9 at 5.95%; $546.0 at 6.5%
            U.S. Dollar Notes           $  299.1   4.375%
            Industrial Revenue Bonds    $    8.8   6.11% weighted average
            Other, net                  $   15.3   Various
----------------------------------------------------------------------------------------

     Debt reductions totaled $709.7 million and $547.8 million, respectively, during 2003 and 2002, as shown below.

----------------------------------------------------------------------------------------
                                          Amount
Year        Description               (millions)   Interest Rate (fixed unless noted)
----------------------------------------------------------------------------------------
2003        U.S. Dollar Notes            $450.0    6.75%
            U.S. Dollar Debentures       $200.0    7.375%
            ESOP Note                    $ 44.0    8.25%
            Other, net                   $ 15.7    Various

----------------------------------------------------------------------------------------
2002        U.S. Dollar Notes            $300.0    $200.0 at 6.75%; $100.0 at 7.0%
            Commercial Paper             $187.3    1.98% weighted average floating
            ESOP Note                    $ 41.9    8.25%
            Other, net                   $ 18.6    Various
----------------------------------------------------------------------------------------

     In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of shorter-term financing. Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term financing issuance, with the company experiencing its strongest cash flows in the second and third quarters of the year, and relatively lower cash flows in the first and fourth quarters. Peak levels of commercial paper borrowing occurred in April in both 2003 and 2002, at $694 million and $726 million, respectively. During portions of June 2003 and October, November and December of 2002, the company had zero commercial paper borrowing. Average outstanding commercial paper balances were $373 million during 2003 and $336 million during 2002.
     The company has additional access to the short-term credit markets through its committed $2 billion syndicated revolving bank credit agreement that expires in 2008. The credit agreement provides the company with an immediate and continuing source of liquidity.
     See Note 4 for additional information.

Common Stock
At December 31, 2003, registered common stock shareholders numbered 56,094 compared with 57,259 at the end of 2002. The company's common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company's common stock at December 31, 2003 and 2002 was $52.68 and $48.40, respectively. Comparative 2003 and 2002 high and low quarterly closing prices for BUD are provided in the following table.

Price Range of Anheuser-Busch Common Stock (BUD)

--------------------------------------------------------------
                          2003                    2002
------------------------------------       -------------------
Quarter             High         Low        High         Low
------------------------------------       -------------------
First              50.27       45.92       52.73       45.24
Second             53.69       46.45       53.95       49.10
Third              52.29       49.34       54.08       44.00
Fourth             52.90       48.69       54.97       47.70
--------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are accounting policies Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.

Revenue Recognition
The company's revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company.

Equity Method Accounting
Anheuser-Busch applies the equity method of accounting whenever it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the net earnings of investee companies in the income statement.

36 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. In 2003, Anheuser-Busch recognized equity income of $344.9 million and received cash distributions from investees of $169.2 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have effective control of these entities. Therefore, alternative accounting methods are not available.

Derivatives
The company's use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cash flow or fair value fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity." The only accounting alternative available would be to forego hedge accounting, which would ignore the highly effective nature of the company's hedging programs and needlessly introduce volatility into the company's reported earnings.

Advertising and Promotional Costs
Advertising and promotional activities are a key element of the company's strategy and represent significant annual costs incurred by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while advertising media costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition.
     Sales promotion costs are recognized as a reduction of net sales when incurred, as required by GAAP. There are no alternative accounting methods available.

Pension Costs
Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for the majority of these plans under FAS 87, "Employer's Accounting for Pensions," requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term rate of return on plan assets, the discount rate applied to the projected pension benefit obligation and the long-term growth rate for salaries.
     Of the three key assumptions, only the discount rate is determined by observable market pricing, with the Standard & Poor's or Moody's long-term average corporate bond yield indices being the common benchmarks. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year -- e.g., the December 31, 2003 rate is being used for 2004 expense calculations.
     For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability. Following is a summary of the three key assumptions that will be used in determining 2004 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate ($ in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company's pension funding requirements.

---------------------------------------------------------------------------
                                             Impact of         Impact of
Assumption                 2004 Rate       1% Increase       1% Decrease
---------------------------------------------------------------------------
Long-term asset return          8.5%             $(22)              $ 22
Discount rate                  6.25%             $(27)              $ 37
Salary growth rate             4.25%             $ 19               $(16)
---------------------------------------------------------------------------

Retiree Medical Costs
Anheuser-Busch provides health care coverage for most of its retirees after achieving certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the company is required to estimate the future health care cost inflation rate in order to recognize annual retiree health care expense and value the related health care liability on the balance sheet. The company uses health care inflation rates recommended by its actuarial consultants each year. See
Note 8 for information on the impact of a 1% change in the assumed health care cost rate on annual retiree medical expense and the company's accrued health care liability.

RISK MANAGEMENT

Through its operations, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps and purchased options and collars to manage certain of these exposures. The company has experienced higher derivatives use the last few years as raw material inputs have increased in conjunction with increases in domestic beer volume. Changes in underlying market conditions during 2003, including changes in interest rates, U.S. dollar foreign currency exchange rates and certain commodity prices, have not had a material impact on Anheuser-Busch's risk profile. There have been no significant changes in the types or duration of derivative instruments used to hedge the company's exposures.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     37

     Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes. Specific hedging strategies used depend on several factors, including the magnitude and volatility of the exposure, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure, opportunity cost and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its exposures to market volatility while obtaining the most favorable transaction costs possible. The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive when terminating any contracts.
     Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. In the event the rating of any of the company's financial institution counterparties declines after a hedge transaction has been executed, bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties. For counterparties rated at least A2 or A by Moody's and Standard and Poor's, respectively, collateral is required to be deposited with the company (position favorable to Anheuser-Busch) or posted by the company (position un-favorable to Anheuser-Busch) on any fair value amounts in excess of $30 million. For derivatives transactions with counterparties rated A3 and A-, collateral is required to be posted for any fair value amounts in excess of $15 million.
For transactions with counterparties rated below A3 or A-, full collateralization is required for all outstanding balances. All collateral is cash, U.S. Treasury securities or letters of credit. At December 31, 2003, the company held $2.8 million in collateral from an Aa3/A+ rated counterparty and had none outstanding. Given the company's derivatives portfolio, current market prices for derivatives held and the company's credit rating, material funding needs arising from the company's collateral arrangements are not expected.
     Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements discussed below. The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for long-term debt interest exposure and commodity price exposures. VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) that incorporates historical correlations among various currencies and interest rates.

Estimated Fair Value Volatility at December 31, 2003 (in millions)

-----------------------------------------------------------------------
Foreign Currency Risk--Forwards and Options (VAR)                 $0.4
Interest Rate Risk--Interest Rate Swaps (VAR)                     $0.5
Commodity Price Risk--Futures, Swaps and Options (Sensitivity)    $4.5
-----------------------------------------------------------------------

     The average daily change in fair value for interest rate swaps in 2003 was $120,000, with a computed one-day high of $500,000 and a one-day low of $5,000. The average daily change in fair value for foreign exchange derivatives in 2003 was $50,000, with a computed one-day high of $120,000 and a one-day low of $5,000. Average daily changes are computed as the monthly variance in fair value divided by the number of business days in the month.
     The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on history. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures.
     The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions, although the company expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.
     Anheuser-Busch's exposure to interest rate volatility related to its debt portfolio is low, because the company predominantly issues fixed-rate debt.
At December 31, 2003, fixed-rate debt with an average maturity of 17.5 years represented 88% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2004, and including the impact of existing fixed-to-floating interest rate swaps, an immediate
100 basis points (1.0 percentage point) increase in interest rates would result in incremental interest expense of approximately $9 million over the course of the full year.

INTERNATIONAL EQUITY INVESTMENTS

Grupo Modelo
From 1993 to 1998, the company accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and producer of the Corona brand. Anheuser-Busch's total initial investment in Modelo was $1.6 billion. Anheuser-Busch does not have effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company has applied the equity method of accounting since its ownership interest first exceeded 20% in 1997.

38 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     The economic benefit of the company's Modelo investment can be measured in two ways -- through equity income, which represents Anheuser-Busch's pro rata share in the net earnings of Modelo and by the excess of the fair market value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at December 31, 2003, was $3.5 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

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

Tsingtao
In April 2003, the company invested $116 million in two convertible bonds of Tsingtao, the largest brewer in China, and invested an additional $33 million in a third convertible bond in October. The company plans to make a final investment of $33 million in the first half of 2004. In July 2003, the company converted the first bond, which increased its equity interest in Tsingtao from 4.5% to 9.9%. The company currently uses the cost method of accounting for the Tsingtao investment and anticipates adopting the equity method of accounting when it believes it has the ability to exert significant influence on Tsingtao.
     In the fourth quarter 2003, the company loaned Tsingtao $15 million for a term of 5 years at an annual interest rate of 1%. The loan will provide Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

OTHER MATTERS

Agreement With Teamsters
In December 2003, employees represented by the International Brotherhood of Teamsters overwhelmingly approved a new five-year labor contract covering approximately 7,500 employees at the company's 12 U.S. breweries. The new contract agreement will run through February 28, 2009, and calls for wage increases of $.65 per hour in year one, $.60 per hour in years two, three and four, and $.55 cents per hour in year five. The agreement maintains a health care package with no employee-paid premiums in company-sponsored plans and also includes total pension increases of 14% for defined benefit plans. By ratifying the contract on the first vote and having results submitted to the company by December 2, the Teamsters-represented employees qualified for a signing bonus of $1,000 each and an accelerated merit increase, and received a renewal of Anheuser-Busch's commitment to keep all 12 breweries open throughout the life of the new agreement, provided there are no new or increased federal or state excise taxes or other unforeseen extraordinary events which negatively impact the company's business. The $7 million signing bonus and merit increase was recognized in the income statement in the fourth quarter of 2003. The current contract expires February 28, 2009.

Wholesaler Acquisition
In October 2003, the company purchased the assets of a beer wholesale operation in Pomona, CA for $84 million in Anheuser-Busch common stock and cash. Included in the purchase were cash and other working capital of $22 million, fixed and other long-term assets of $21 million and product distribution rights of $41 million. The distribution rights are held in perpetuity and have an indefinite life, and will therefore not be amortized. See Note 11 for additional information.

Certifications
The company has included required CEO and CFO financial statement certifications as exhibits to its 2003 annual report on Form 10-K filed with the SEC. Also, a CEO financial statement certification has been submitted to the New York Stock Exchange, as required by its listing rules.

Sale of SeaWorld Cleveland
In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million in cash, and recognized a pretax gain of $17.8 million. The sale did not include killer whales, dolphins or any rights to the SeaWorld name. The sale had only an insignificant ($.005 per share after-tax) impact on earnings per share growth in 2001. Anheuser-Busch continues to operate and support its remaining U.S. theme parks.

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

     The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any federal or state designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations or liquidity.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     39


CONSOLIDATED BALANCE SHEET
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

--------------------------------------------------------------------------------------
Year Ended December 31  (in millions)                               2003         2002
--------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash                                                        $    191.1   $    188.9
  Accounts receivable                                              669.4        630.4
  Inventories:
    Raw materials and supplies                                     320.3        294.1
    Work in process                                                 81.9         82.8
    Finished goods                                                 185.3        186.7
      Total inventories                                            587.5        563.6
  Other current assets                                             182.3        121.8
------------------------------------------------------------------------   -----------
      Total current assets                                       1,630.3      1,504.7
Investments in affiliated companies                              3,052.0      2,827.9
Plant and equipment, net                                         8,498.9      8,363.9
Intangible assets, including goodwill of $349.0
 and $348.7, respectively                                          486.6        437.7
Other assets                                                     1,021.7        985.3
------------------------------------------------------------------------   -----------
      Total Assets                                            $ 14,689.5   $ 14,119.5
========================================================================   ===========

Liabilities and Shareholders Equity
Current Liabilities:
  Accounts payable                                            $  1,093.7   $    986.6
  Accrued salaries, wages and benefits                             288.9        287.5
  Accrued taxes                                                    163.1        181.0
  Other current liabilities                                        311.5        332.6
------------------------------------------------------------------------   -----------
      Total current liabilities                                  1,857.2      1,787.7
------------------------------------------------------------------------   -----------
Postretirement benefits                                            470.4        474.2
------------------------------------------------------------------------   -----------
Debt                                                             7,285.4      6,603.2
------------------------------------------------------------------------   -----------
Deferred income taxes                                            1,462.1      1,345.1
------------------------------------------------------------------------   -----------
Other long-term liabilities                                        902.7        857.0
------------------------------------------------------------------------   -----------
Shareholders Equity:
  Common stock, $1.00 par value, authorized 1.6 billion
    shares                                                       1,457.9      1,453.4
  Capital in excess of par value                                 1,194.0      1,024.5
  Retained earnings                                             13,935.4     12,544.0
  Treasury stock, at cost                                      (12,939.0)   (11,008.6)
  Accumulated other comprehensive loss                            (890.3)      (870.7)
  ESOP debt guarantee                                              (46.3)       (90.3)
------------------------------------------------------------------------   -----------
    Total Shareholders Equity                                    2,711.7      3,052.3
------------------------------------------------------------------------   -----------
Commitments and contingencies                                         --           --
------------------------------------------------------------------------   -----------
      Total Liabilities and Shareholders Equity               $ 14,689.5   $ 14,119.5
========================================================================   ===========

The footnotes on pages 44-56 of this report are an integral component of the company's consolidated financial statements.

40 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES


-------------------------------------------------------------------------------------------------
Year Ended December 31 (in millions, except per share)              2003        2002        2001
-------------------------------------------------------------------------------------------------
Gross sales                                                    $16,320.2   $15,686.8   $14,973.0
  Excise taxes                                                  (2,173.5)   (2,120.4)   (2,061.5)
------------------------------------------------------------------------   ---------------------
Net sales                                                       14,146.7    13,566.4    12,911.5
  Cost of sales                                                 (8,449.1)   (8,131.3)   (7,950.4)
------------------------------------------------------------------------   ---------------------
Gross profit                                                     5,697.6     5,435.1     4,961.1
  Marketing, distribution and administrative expenses           (2,498.3)   (2,455.4)   (2,255.9)
  Gain on sale of business                                            --          --        17.8
------------------------------------------------------------------------   ---------------------
Operating income                                                 3,199.3     2,979.7     2,723.0
  Interest expense                                                (401.5)     (368.7)     (361.2)
  Interest capitalized                                              24.4        17.7        26.9
  Interest income                                                    1.7         1.3         1.1
  Other income/(expense), net                                        0.4        (6.4)      (12.2)
------------------------------------------------------------------------   ---------------------
Income before income taxes                                       2,824.3     2,623.6     2,377.6
Provision for income taxes                                      (1,093.3)   (1,041.5)     (927.5)
Equity income, net of tax                                          344.9       351.7       254.4
------------------------------------------------------------------------   ---------------------
  Net income                                                   $ 2,075.9   $ 1,933.8   $ 1,704.5
========================================================================   =====================

Earnings per share:
  Basic                                                        $    2.51   $    2.23   $    1.91
========================================================================   =====================
  Diluted                                                      $    2.48   $    2.20   $    1.89
========================================================================   =====================

The footnotes on pages 44-56 of this report are an integral component of the company's consolidated financial statements.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     41

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------
Year Ended December 31  (in millions, except per share)             2003           2002           2001
-------------------------------------------------------------------------------------------------------
Common Stock, $1.00 Par Value
Balance, beginning of period                                  $  1,453.4     $  1,445.2      $ 1,441.5
Shares issued under stock plans                                      4.5            8.2            3.7
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $  1,457.9     $  1,453.4      $ 1,445.2
========================================================================     =========================

Capital in Excess of Par Value
Balance, beginning of period                                  $  1,024.5     $    810.2      $   725.3
Shares issued under stock plans                                    125.4          214.3           84.9
Shares issued for acquisition                                       44.1             --             --
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $  1,194.0     $  1,024.5      $   810.2
========================================================================     =========================

Retained Earnings
Balance, beginning of period                                  $ 12,544.0     $ 11,258.2      $10,164.4
Net income                                                       2,075.9        1,933.8        1,704.5
Common dividends paid (per share: 2003 - $.83;
 2002 - $.75; 2001 - $.69)                                        (685.4)        (649.5)        (614.1)
Shares issued under stock plans                                      0.9            1.5            3.4
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $ 13,935.4     $ 12,544.0      $11,258.2
========================================================================     =========================

Treasury Stock
Balance, beginning of period                                  $(11,008.6)    $ (8,981.6)     $(7,817.8)
Treasury stock acquired                                         (1,958.9)      (2,027.0)      (1,163.8)
Treasury stock issued for acquisition                               28.5             --             --
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $(12,939.0)    $(11,008.6)     $(8,981.6)
========================================================================     =========================

Accumulated Other Comprehensive Loss
Balance, beginning of period                                  $   (870.7)    $   (338.3)     $  (212.3)
Foreign currency translation gains/(losses)                       (229.8)        (271.8)          44.5
Deferred hedging gains/(losses)                                     65.7           33.0          (38.9)
Deferred securities valuation gains                                169.3            3.0             --
Minimum pension liability                                          (24.8)        (296.6)        (131.6)
------------------------------------------------------------------------     -------------------------
  Net other comprehensive income adjustments                       (19.6)        (532.4)        (126.0)
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $   (890.3)    $   (870.7)     $  (338.3)
========================================================================     =========================

ESOP Debt Guarantee
Balance, beginning of period                                  $    (90.3)    $   (132.2)     $  (172.2)
Annual debt service                                                 44.0           41.9           40.0
------------------------------------------------------------------------     -------------------------
  Balance, end of period                                      $    (46.3)    $    (90.3)     $  (132.2)
========================================================================     =========================
  Total Shareholders Equity                                   $  2,711.7     $  3,052.3      $ 4,061.5
========================================================================     =========================

Comprehensive Income
Net income                                                    $  2,075.9     $  1,933.8      $ 1,704.5
Net other comprehensive income adjustments                         (19.6)        (532.4)        (126.0)
------------------------------------------------------------------------     -------------------------
  Total Comprehensive Income                                  $  2,056.3     $  1,401.4      $ 1,578.5
========================================================================     =========================

The footnotes on pages 44-56 of this report are an integral component of the company's consolidated financial statements.

42 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------------
Year Ended December 31  (in millions)                                           2003        2002        2001
-------------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities:
  Net income                                                               $ 2,075.9   $ 1,933.8   $ 1,704.5
  Adjustments to reconcile net income to cash provided by
   operating activities:
    Depreciation and amortization                                              877.2       847.3       834.5
    Deferred income taxes                                                      129.5       160.2       (15.8)
    Gain on sale of business                                                      --          --       (17.8)
    Undistributed earnings of affiliated companies                            (175.7)     (305.0)     (227.6)
    Other, net                                                                  31.4       (12.0)       38.2
------------------------------------------------------------------------------------   ---------------------
      Operating cash flow before change in working capital                   2,938.3     2,624.3     2,316.0
    Decrease in working capital                                                 32.6       140.9        44.6
------------------------------------------------------------------------------------   ---------------------
  Cash provided by operating activities                                      2,970.9     2,765.2     2,360.6
------------------------------------------------------------------------------------   ---------------------

Cash Flow from Investing Activities:
  Capital expenditures                                                        (993.0)     (834.7)   (1,022.0)
  New business acquisitions                                                   (156.9)      (19.0)     (370.4)
  Proceeds from sale of business                                                  --          --       110.0
------------------------------------------------------------------------------------   ---------------------
  Cash used for investing activities                                        (1,149.9)     (853.7)   (1,282.4)
------------------------------------------------------------------------------------   ---------------------

Cash Flow from Financing Activities:
  Increase in debt                                                           1,389.0     1,151.8     1,213.4
  Decrease in debt                                                            (652.1)     (505.9)     (572.8)
  Dividends paid to shareholders                                              (685.4)     (649.5)     (614.1)
  Acquisition of treasury stock                                             (1,958.9)   (2,027.0)   (1,163.8)
  Shares issued under stock plans                                               88.6       145.4        61.8
------------------------------------------------------------------------------------   ---------------------
  Cash used for financing activities                                        (1,818.8)   (1,885.2)   (1,075.5)
------------------------------------------------------------------------------------   ---------------------
Net increase in cash during the year                                             2.2        26.3         2.7
Cash, beginning of year                                                        188.9       162.6       159.9
------------------------------------------------------------------------------------   ---------------------
  Cash, end of year                                                        $   191.1   $   188.9   $   162.6
====================================================================================   =====================

The footnotes on pages 44-56 of this report are an integral component of the company's consolidated financial statements.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES


1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is provided to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements that impact the reported amounts of some assets and liabilities and the reported amounts of some revenues and expenses. All estimates are based on the company's best information at the time and are in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and differences are recognized when incurred.

Revenue Recognition
The company's revenue recognition practices comply with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."
     The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers. For cans and lids, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit or make purchases in a park location, rather than when tickets are sold.

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

Cash
Cash includes cash in banks, demand deposits and investments in short-term marketable securities with original maturities of 90 days or less.

Intangible Assets
The company recognizes the excess of the cost of acquired businesses over the fair value of net assets as goodwill. The company has goodwill related to both consolidated businesses and equity method investments. In 2001, goodwill was amortized to expense over a period of 40 years. Effective
January 1, 2002, Anheuser-Busch adopted FAS No. 142, "Goodwill and Other Intangible Assets," and was therefore required to cease the amortization of goodwill existing at the adoption date. In lieu of amortization, consolidated goodwill and other intangible assets are now reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance and consideration of significant events or changes in the overall business environment.
     Anheuser-Busch performs impairment analyses at the business unit level for consolidated goodwill and at the investee level for equity method goodwill. Impairment testing for consolidated goodwill is a two-step process. The first step is a comparison of the fair value of the business or investment to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill and the recorded goodwill balance. Recoverability testing for equity investment goodwill is based on impairment analysis of the entire equity investment, using projected future cash flows combined with review of pertinent business and economic factors.
     Anheuser-Busch's nongoodwill intangible assets consist of both domestic and international purchased beer distribution rights. Domestic beer distribution rights are associated with company-owned wholesale operations and represent the exclusive ability to sell the company's products in defined geographic areas. The carrying values of these rights have indefinite lives and are not being amortized, due to the company's intent to operate its wholesalerships in perpetuity, the use and economic benefits of the rights not being dependent on the value of other assets and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and are being amortized over the contract life of 32 years, with 25 years remaining as of December 31, 2003. The company analyzes its product distribution rights for potential impairment annually, based on projected future cash flows and observation of the market for independent beer wholesaler exchange transactions.
     The company completed a required transitional impairment analysis for FAS 142 adoption purposes and found no impairment of any intangible assets. A review of consolidated goodwill and distribution rights completed in the fourth quarter of 2003 found no impairment as of December 31, 2003. See Note
13 for additional information on intangible asset balances and the impact of goodwill amortization in 2001.

44 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

Foreign Currency
Financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported as a separate component of other comprehensive loss within shareholders equity.
     Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred, in the same category as the underlying transaction, and are not material for any year shown.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 76% of total inventories at December 31, 2003 and 72% of inventories at December 31, 2002. Average cost valuation is used for the remainder. Had average cost been used for all inventories at December 31, 2003 and 2002, the value of total inventories would have been $110.0 million and $96.7 million higher, respectively.

Delivery Costs
Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales. Delivery costs incurred by company-owned beer wholesalers are included in marketing, distribution and administrative expenses.

Fixed Assets
Fixed assets are carried at original cost less accumulated depreciation, and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years. When fixed assets are retired or sold, the net carrying amount is eliminated and any gain or loss on disposition is recognized in cost of sales.
     The components of plant and equipment as of December 31 are summarized below (in millions):

-------------------------------------------------------------------------
                                                        2003        2002
-------------------------------------------------------------------------
Land                                               $   278.8   $   272.8
Buildings                                            4,546.1     4,326.0
Machinery and equipment                             11,208.0    10,995.9
Construction in progress                               488.3       373.2
-------------------------------------------------------------------------
  Plant and equipment at cost                       16,521.2    15,967.9
Accumulated depreciation                            (8,022.3)   (7,604.0)
-------------------------------------------------------------------------
  Net plant and equipment                          $ 8,498.9   $ 8,363.9
=========================================================================

Advertising and Promotional Costs
Advertising production costs are accumulated and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $806.7 million, $821.7 million and $722.3 million in 2003, 2002 and 2001, respectively.
     Sales promotion costs are recognized as a reduction of net sales when incurred, and totaled $511.8 million in 2003, $543.5 million in 2002 and $569.5 million in 2001.

Income Taxes
The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. The company utilizes federal, state and foreign income tax laws and regulations to reduce current cash taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."
     See Note 10 for additional information on the company's provision for income taxes, deferred income tax assets and liabilities and effective tax rate.

Derivatives
Anheuser-Busch uses derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit. All derivatives held by the company are designated as hedges at inception, with an expectation they will be highly effective in offsetting the associated underlying price exposures. The company requires liquidation of derivative positions whenever it is determined that an underlying transaction will not occur, with related gains or losses recognized in the income statement on liquidation.
     The company accounts for its derivatives in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," which requires all derivatives to be carried on the balance sheet at fair value. Changes in fair value are recognized either in the income statement or deferred in shareholders equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure. The company adopted FAS 133 in January 2001. The impact of adoption was not material. All of the company's derivative positions qualify for hedge accounting under FAS 133.
     The company classifies foreign currency denominated firm commitments and interest rate hedges as fair value hedges, while commodity price hedges are classified as cash flow hedges. Derivatives generally have initial terms of five years or less, and all hedged transactions are expected to occur within the next five years.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     45

     Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of the change in fair value deferred in shareholders equity until the underlying transaction occurs. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.
     See Note 3 for additional information on underlying hedge categories, notional and fair values of derivatives, types of derivatives used and gains and losses from hedging activity.

Valuation of Securities
For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its cost-based investments as "available for sale," and adjusts the carrying values of those securities to fair market value each period. These market valuation gains or losses are deferred in shareholders equity and not recognized in the income statement until investments are liquidated.

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

Stock-Based Compensation
The company accounts for employee stock options using the intrinsic value method in accordance with APB 25, "Accounting for Stock Issued to Employees." The company has recognized no compensation expense related to employee stock options for any year shown, since options are always granted at a price equal to the market price on the day of grant. See Note 5 for information regarding the company's stock option plans, options outstanding and options exercisable.
     Had employee compensation expense been recognized based on the fair value of stock options on the grant date under the methodology prescribed by FAS 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share for the three years ended December 31 would have been impacted as shown in the following table (in millions, except per share):

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Reported net income                                 $2,075.9    $1,933.8    $1,704.5
Pro forma stock option expense                        (113.4)      (93.1)      (68.6)
------------------------------------------------------------    ---------------------
  Adjusted net income                               $1,962.5    $1,840.7    $1,635.9
============================================================    =====================
Reported basic earnings per share                   $   2.51    $   2.23    $   1.91
Pro forma stock option expense                          (.14)       (.11)       (.08)
------------------------------------------------------------    ---------------------
  Adjusted basic earnings per share                 $   2.37    $   2.12    $   1.83
============================================================    =====================
Reported diluted earnings per share                 $   2.48    $   2.20    $   1.89
Pro forma stock option expense                          (.14)       (.11)       (.08)
------------------------------------------------------------    ---------------------
  Adjusted diluted earnings per share               $   2.34    $   2.09    $   1.81
============================================================    =====================

     The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period to determine the earnings impact illustrated above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

------------------------------------------------------------------------------------
                                                        2003        2002        2001
------------------------------------------------------------------------------------
Expected life of option                               7 yrs.      7 yrs.      7 yrs.
Risk-free interest rate                                 4.0%        4.1%        4.9%
Expected volatility of Anheuser-Busch stock              22%         23%         24%
Expected dividend yield on Anheuser-Busch stock         1.7%        1.6%        1.7%
------------------------------------------------------------      ------------------

     The fair value of options granted during 2003, 2002 and 2001 determined using the Black-Scholes model is as follows (in millions, except per option):

------------------------------------------------------------------------------------
                                                        2003        2002        2001
------------------------------------------------------------------------------------
Fair value of each option granted                     $13.58      $13.86      $12.76
Total number of options granted                         14.4        14.2        13.9
------------------------------------------------------------      ------------------
  Total fair value of options granted                 $195.6      $196.8      $177.4
============================================================      ==================

     For FAS 123 disclosure purposes, the fair value of stock options granted is required to be based on a theoretical option-pricing model. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders.

46 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

2. INTERNATIONAL EQUITY INVESTMENTS

Grupo Modelo
From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds 9 of 19 positions on Modelo's Board of Directors (with the Controlling
Shareholders holding the other 10 positions) and also has membership on the Audit Committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investment using the equity method. The carrying amount of the Modelo investment was $2,350.9 million and $2,410.6 million, respectively, at December 31, 2003 and 2002.
     Included in the carrying amount of the Modelo investment is goodwill of $514.9 million and $565.6 million, respectively, at December 31, 2003 and 2002. In 2001, goodwill was amortized over a period of 40 years. Effective with the adoption of FAS 142 in January 2002, the company ceased amortization of Modelo-related goodwill. Changes in goodwill for 2003 and 2002 are due to changes in exchange rates between the U.S. dollar and Mexican peso. Dividends received from Grupo Modelo in 2003 totaled $118.3 million, compared to $40.5 million in 2002 and $13.5 million in 2001.
Dividends are paid based on a free cash flow distribution formula in accordance with the investment agreement between the companies and are recorded as a reduction in the carrying value of the company's investment.
     Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

-------------------------------------------------------------
                                            2003        2002
-------------------------------------------------------------
Cash                                    $1,044.7    $1,042.4
Other current assets                       744.7       782.4
Noncurrent assets                        3,700.1     3,892.2
Current liabilities                        382.1       393.1
Noncurrent liabilities                     330.4       368.1
Gross sales                              3,909.0     3,964.1
Net sales                                3,594.6     3,659.4
Gross profit                             1,959.1     1,999.0
Minority interest                            4.6        17.3
Net income                                 651.0       692.0
------------------------------------------------    --------

Other International Equity Investments
During 2001, the company purchased a 20% equity interest in Compania Cervecerias Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch has Board of Directors representation of two of nine directors, and also has membership on the Audit Committee. The company believes it has the ability to exercise significant influence and therefore accounts for the CCU investment using the equity method.
     From 1996 to 1999, Anheuser-Busch accumulated a 10.8% direct equity interest in the Argentine subsidiary of CCU, CCU-Argentina, for a total cost of $23.9 million. CCU-Argentina brews Budweiser under license for Argentina, Chile, Brazil and other Latin American markets. The CCU-Argentina investment was accounted for on the cost basis through all of 2000. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company began using the equity method of accounting at that time.
     The carrying value of the CCU investments was $215.7 million and $229.5 million, respectively, at December 31, 2003 and 2002, including goodwill of $126.0 million and $111.1 million, respectively. The company ceased amortization of CCU-related goodwill on adoption of FAS 142 in January 2002. Changes in goodwill for 2003 and 2002 are due to changes in exchange rates between the U.S. dollar and Chilean and Argentine peso. Dividends received from CCU totaled $50.9 million in 2003, $6.2 million in 2002 and $12.3 million in 2001.
     The earnings impact resulting from the unpegging in December 2001 of the Argentine peso from its 1:1 exchange position relative to the U.S. dollar was recognized in 2001, and did not have a material impact on equity income.
     In April 2003, the company announced the completion of its strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China, and producer of the Tsingtao brand. As of December 31, 2003, Anheuser-Busch has invested $149 million under its agreement with Tsingtao in three convertible bonds, and will make a final investment of $33 million in the first half of 2004 for a total investment of $182 million. Conversion of the bonds into equity is mandatory within seven years.
     The first bond was converted in July 2003, which increased the company's voting stake in Tsingtao from 4.5% to 9.9%. Anheuser-Busch continues to account for its investment on the cost basis, as it is currently unable to exercise significant influence over Tsingtao's business policies and operations. When additional bonds are converted and the company's voting stake in Tsingtao reaches 20%, Anheuser-Busch will gain additional seats on the Board of Directors, to 2 of 11, and related Board committees and believes it will then be able to exercise significant influence. The company anticipates adopting the equity method of accounting at that time. When all bonds are converted, the company's economic ownership interest will increase to 27% of Tsingtao.
     In the fourth quarter 2003, the company loaned Tsingtao $15 million for a term of 5 years at an annual interest rate of 1%. The loan will provide Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     47

3. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Derivatives
Under FAS 133, Anheuser-Busch appropriately defers the recognition of most unrealized derivatives gains or losses until the related underlying hedged transactions occur. Gains and losses that relate to any portion of a hedge that is not 100% effective at offsetting price movements in the hedged exposure are immediately recognized in the income statement.
     The following table shows (in millions) derivatives gains and losses deferred as of December 31, 2003, 2002 and 2001. The amounts shown for 2002 and 2001 were recognized in the income statement the next year. For the gains and losses deferred as of December 31, 2003, the majority are expected to be recognized in cost of sales in 2004. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because many of the company's derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations. Deferred losses shown include $26.2 million, $9.5 million and $19.9 million of option premium costs for 2003, 2002 and 2001, respectively. Also shown below are net amounts recognized in earnings as ineffective during the year.

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Deferred gains                                        $ 86.0      $ 20.5      $  1.8
Deferred losses                                        (26.2)      (19.4)      (31.6)
------------------------------------------------------------      -------------------
  Net deferred gains/(losses)                         $ 59.8      $  1.1      $(29.8)
============================================================      ===================
Net ineffective gains/(losses) recognized
  in earnings                                         $  1.3      $ (0.4)     $ (0.3)
============================================================      ===================

     The table below summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at December 31 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying prices are expected to essentially offset.

                                                 2003                    2002
-------------------------------------------------------------------------------------
                                        Notional        Fair    Notional        Fair
                                          Amount       Value      Amount       Value
------------------------------------------------------------    ---------------------
Foreign Currency:
  Forwards                              $   87.3      $  1.0    $   74.1       $ 0.2
  Options                                  161.2         5.4        94.2         1.2
------------------------------------------------------------    ---------------------
                                           248.5         6.4       168.3         1.4
------------------------------------------------------------    ---------------------
Interest Rate:
  Swaps                                    401.0        19.2       401.0        32.8
------------------------------------------------------------    ---------------------
Commodity Price:
  Swaps                                    235.5        28.5       248.9         1.6
  Futures and forwards                      21.5         1.2        65.8         2.6
  Options                                  461.4        54.0       217.7         6.3
------------------------------------------------------------    ---------------------
                                           718.4        83.7       532.4        10.5
------------------------------------------------------------    ---------------------
  Total outstanding derivatives         $1,367.9      $109.3    $1,101.7       $44.7
============================================================    =====================

     Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in Mexican, Chilean and Argentine pesos; Chinese renminbi; Canadian dollars; British pounds sterling and euros. Hedged commodity exposures include aluminum, rice, corn, natural gas and diesel fuel. The primary foreign currency exposures are long, meaning the company generates a surplus of these currencies, while the commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs.

Concentration of Credit Risk
The company does not have a material concentration of credit risk.

Nonderivative Financial Instruments
Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $6.6 million and $5.6 million, at December 31, 2003 and 2002, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $7.2 billion and $7.3 billion at December 31, 2003 and 2002, respectively.

4. DEBT

The company uses SEC shelf registrations for debt issuance efficiency and flexibility, and currently has $1.1 billion in registered debt available for issuance. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented.
     Debt at December 31 consisted of the following (in millions):

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
U.S. dollar notes due 2006 to 2023,
  interest rates from 4.375% to 7.5%                            $2,929.9    $2,100.0
U.S. dollar debentures due 2009 to 2043,
  interest rates from 5.95% to 9.0%                              2,950.0     3,150.0
EuroNotes due 2004 to 2006,
  interest rates from 4.51% to 6.5%                                351.0       351.0
Medium-term notes due 2010, interest rate 5.625%                   200.0       200.0
Commercial paper, interest rates of 1.00% and 1.24%,
  respectively, at year-end                                        526.4       412.9
Industrial revenue bonds due 2006 to 2038, interest
  rates from 4.6% to 7.4%                                          270.8       270.1
ESOP note guarantee due 2004, interest rate 8.25%                   46.3        90.3
Miscellaneous items                                                 33.5        48.0
Unamortized debt discounts                                         (22.5)      (19.1)
------------------------------------------------------------------------    ---------
  Total debt                                                    $7,285.4    $6,603.2
========================================================================    =========

48 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     The fixed interest rates on the company's EuroNotes and 5.6% U.S. dollar notes (total notional value of $401.0 million in both 2003 and 2002) were swapped to LIBOR-based floating rates when issued. The weighted-average effective interest rates for this debt were 1.11% and 1.75% during 2003 and 2002, respectively. Year-end rates were 1.00% and 1.53%, respectively.
     The weighted-average interest rates for commercial paper borrowings during 2003, 2002 and 2001 were 1.08%, 1.98% and 4.39%, respectively. The company has in place a single, committed $2 billion revolving credit agreement that expires in August 2008, to support the company's commercial paper program. The agreement is syndicated among 16 banks, has no financial covenants and does not designate a material adverse change as a default event or prohibiting a borrowing. Credit rating triggers in the agreement pertain only to the pricing of any potential borrowing, not to the availability of funds. At December 31, 2003 and 2002, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $1.2 million for all years presented. Commercial paper borrowings up to $2 billion have been classified as long-term as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2 billion will be classified as short-term.

5. STOCK OPTION PLANS

Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2003, 2002 and 2001, a total of 100 million, 89 million and 98 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.
     The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company.
     The income tax benefit related to the exercise of employee stock options (recognized as a reduction of current taxes payable and an increase in paid-in-capital) was $41.3 million, $77.1 million and $26.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.
     Presented below is a summary of stock option activity and pricing for the years shown:

-------------------------------------------------------------------------------------------
                                                   Wtd. Avg.                     Wtd. Avg.
                                         Options    Exercise           Options    Exercise
                                     Outstanding       Price       Exercisable       Price
-------------------------------------------------------------------------------------------
Balance, Dec. 31, 2000                59,171,074      $30.44        36,151,446      $22.53
  Granted                             13,895,238       42.95
  Exercised                           (3,986,476)      18.29
  Cancelled                             (180,803)      44.39
                                      ----------

Balance, Dec. 31, 2001                68,899,033      $33.63        44,100,568      $27.71
  Granted                             14,181,841       49.93
  Exercised                           (8,821,350)      20.15
  Cancelled                             (146,254)      43.61
                                      ----------

Balance, Dec. 31, 2002                74,113,270      $38.33        44,001,757      $33.09
  Granted                             14,445,318       52.23
  Exercised                           (5,024,710)      22.54
  Cancelled                             (145,213)      45.15
                                      ----------

Balance, Dec. 31, 2003                83,388,665      $41.67        55,249,010      $37.43
                                      ==========
-------------------------------------------------------------------------------------------

     Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock, in lieu of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their annual retainer in shares, the total number of shares issued would be 14,356, based on the closing price for the company's common stock at December 31, 2003.
     The following table provides additional information regarding options outstanding and options that were exercisable as of December 31, 2003:

-------------------------------------------------------------------------------------------------
                                             Options Outstanding            Options Exercisable
                                      ----------------------------------  -----------------------
Range of                                           Wtd. Avg.   Wtd. Avg.               Wtd. Avg.
Exercise                                           Remaining    Exercise                Exercise
  Prices                                  Number        Life       Price      Number       Price
-------------------------------------------------------------------------------------------------
$10-19                                 2,769,797       2 yrs      $15.30   2,769,797      $15.30
 20-29                                16,313,455       4 yrs       25.37  16,313,455       25.37
 30-39                                 9,617,923       5 yrs       37.84   9,617,923       37.84
 40-49                                40,348,717       8 yrs       47.22  26,519,242       46.99
 50-59                                14,338,773      10 yrs       52.26      28,593       52.97
                                      ----------                          ----------
$10-59                                83,388,665       7 yrs      $41.67  55,249,010      $37.43
                                      ==========                          ==========
-------------------------------------------------------------------------------------------------

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     49

6. EMPLOYEE STOCK OWNERSHIP PLANS

In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans). Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a 15-year term at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at a then market price of $11.03 per share. ESOP shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional 400,000 shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of this 45.8 million total shares purchased, 44.9 million shares have been allocated to plan participants through December 31, 2003.
     ESOP cash contributions and expense recorded during the year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service. The company guarantees the ESOP debt. The guarantee expires when the ESOPs expire in March 2004. The company anticipates benefits expense in 2004 will increase by approximately $30 million compared to 2003, due to the expiration of the ESOPs.
     ESOP expense is allocated to operating and interest expense based on the ratio of principal and interest payments on the underlying ESOP debt. Total ESOP expense for the three years ended December 31 is presented below (in millions):

-----------------------------------------------------------------------------
                                                2003        2002        2001
-----------------------------------------------------------------------------
Operating expense                              $15.1       $13.3        $5.2
Interest expense                                 1.9         2.7         1.0
----------------------------------------------------       ------------------
  Total ESOP expense                           $17.0       $16.0        $6.2
====================================================       ==================

     Cash contributions are made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):

-----------------------------------------------------------------------------
                                                2003        2002        2001
-----------------------------------------------------------------------------
Cash contributions                             $10.2        $6.1        $1.3
Dividends                                        1.7         3.7         5.2
----------------------------------------------------       ------------------

7. PREFERRED AND COMMON STOCK

Common Stock Activity
Common stock activity for the three years ended December 31 is summarized below (in millions of shares):

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Common Stock:
 Beginning common stock                              1,453.4     1,445.2     1,441.5
 Shares issued under stock plans                         4.5         8.2         3.7
------------------------------------------------------------     --------------------
  Common stock                                       1,457.9     1,453.4     1,445.2
------------------------------------------------------------     --------------------
Treasury Stock:
 Beginning treasury stock                             (606.8)     (566.1)     (537.9)
 Treasury stock acquired                               (39.4)      (40.7)      (28.2)
 Treasury stock issued                                   1.4          --          --
------------------------------------------------------------     --------------------
  Cumulative treasury stock                           (644.8)     (606.8)     (566.1)
------------------------------------------------------------     --------------------
  Net common stock outstanding                         813.1       846.6       879.1
============================================================     ====================

Stock Repurchase Programs
The Board of Directors has approved various resolutions authorizing the company to repurchase shares of its common stock in order to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At December 31, 2003, approximately 77 million shares remained available for repurchase under a March 2003 Board authorization totaling 100 million shares.
     The company repurchased 39.4 million common shares in 2003, 40.7 million shares in 2002 and 28.2 million shares in 2001, for $1,958.9 million, $2,027.0 million and $1,163.8 million, respectively.

Stockholder Rights Plan
The Board of Directors adopted in 1985, and extended in 1994, a Stockholder Rights Plan that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

Preferred Stock
At December 31, 2003 and 2002, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

Earnings Per Share of Common Stock
Earnings per share are computed by dividing net income by weighted-average common shares outstanding. Basic earnings per share are computed using an unadjusted weighted-average number of shares of common stock. Diluted earnings per share are computed using the weighted-average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

50 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     A reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to income available to common shareholders for purposes of calculating earnings per share for any year shown.

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Basic weighted average shares outstanding              826.2       866.0       890.1
Stock option shares                                     10.8        12.9        11.5
------------------------------------------------------------       ------------------
  Diluted weighted average shares outstanding          837.0       878.9       901.6
============================================================       ==================

8. RETIREMENT BENEFITS

Pension Plans
The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31 is presented in the following table (in millions). Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Single-employer defined benefit plans                 $ 73.7       $43.5       $12.1
Multi-employer plans                                    16.8        16.9        16.2
Defined contribution plans                              18.4        17.8        20.2
------------------------------------------------------------       ------------------
  Total pension expense                               $108.9       $78.2       $48.5
============================================================       ==================

     Net annual pension expense for single-employer defined benefit plans was composed of the following for the three years ended December 31 (in millions):

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Service cost (benefits earned during the year)       $  74.7     $  66.7     $  59.8
Interest cost on projected benefit obligation          151.9       143.6       136.7
Assumed return on plan assets                         (188.9)     (194.5)     (201.6)
Amortization of prior service cost and net
 actuarial losses                                       36.0        27.7        17.2
------------------------------------------------------------     --------------------
  Net annual pension expense                         $  73.7     $  43.5     $  12.1
============================================================     ====================

     The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow. The measurement date for the company's pension accounting is October 1.

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Annual expense:
Discount rate                                          6.75%       7.25%        7.5%
Long-term rate of return on plan assets                8.50%       9.25%       10.0%
Wtd avg rate of compensation increase                  4.25%       4.75%       4.75%
------------------------------------------------------------       ------------------
Funded status:
Discount rate                                          6.25%       6.75%       7.25%
Wtd avg rate of compensation increase                  4.25%       4.75%       4.75%
------------------------------------------------------------       ------------------

     The following table provides a reconciliation between the funded status of single-employer defined benefit plans and the prepaid pension cost asset recorded on the balance sheet for the two years ended December 31 (in millions):

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Funded status -- plan assets (less than)
  projected benefit obligation                                   $(640.5)    $(591.9)
Unrecognized net actuarial loss                                    964.2       881.6
Unamortized prior service cost                                     113.2       125.6
------------------------------------------------------------------------     --------
  Prepaid pension cost asset                                     $ 436.9     $ 415.3
========================================================================     ========

     The following tables present changes in the projected benefit obligation, changes in the fair value of plan assets and a comparison of plan assets and the accumulated benefit obligation for single-employer defined benefit plans for the two years ended December 31 (in millions):

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Projected benefit obligation, beginning of year                $ 2,323.6   $ 2,051.3
Service cost                                                        74.7        66.7
Interest cost                                                      151.9       143.6
Plan amendments                                                     13.3         6.7
Actuarial loss                                                     179.4       210.1
Benefits paid                                                     (167.3)     (154.8)
------------------------------------------------------------------------   ----------
  Projected benefit obligation, end of year                    $ 2,575.6   $ 2,323.6
========================================================================   ==========

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Fair value of plan assets, beginning of year                   $ 1,731.7   $ 1,834.4
Actual return on plan assets                                       275.0      (174.5)
Employer contributions                                              95.7       226.6
Benefits paid                                                     (167.3)     (154.8)
------------------------------------------------------------------------   ----------
  Fair value of plan assets, end of year                       $ 1,935.1   $ 1,731.7
========================================================================   ==========

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Plans with assets in excess of accumulated benefit obligation:
  Accumulated benefit obligation                               $   (91.6)  $   (85.3)
  Plan assets                                                       94.6        86.2
------------------------------------------------------------------------   ----------
    Assets exceeding accumulated benefit obligation                  3.0         0.9
------------------------------------------------------------------------   ----------
Plans with accumulated benefit obligation in excess of assets:
  Accumulated benefit obligation                                (2,250.1)   (2,038.2)
  Plan assets                                                    1,840.5     1,645.5
------------------------------------------------------------------------   ----------
    Accumulated benefit obligation exceeding assets               (409.6)     (392.7)
------------------------------------------------------------------------    ---------
  Net excess accumulated benefit obligation                    $  (406.6)  $  (391.8)
========================================================================   ==========

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     51

     Recognition of an alternative minimum pension liability is necessary whenever the accumulated benefit obligation exceeds available plan assets. Recording a minimum pension liability has no impact on the results of operations or cash flows. Summarized in the following table are the components of the company's minimum pension liability for the two years ended December 31 (in millions):

------------------------------------------------------------------------------------
                                                                   2003        2002
------------------------------------------------------------------------------------
Minimum pension liability -- domestic plans                     $(807.9)    $(770.4)
Minimum pension liability -- equity investments                   (31.9)      (35.5)
Intangible asset -- unrecognized prior service costs              112.2       116.9
Deferred income taxes                                             274.6       260.8
-----------------------------------------------------------------------     --------
  Net minimum pension liability                                 $(453.0)    $(428.2)
=======================================================================     ========

     Minimum funding for the company's defined benefit pension plans is determined in accordance with guidelines set forth in the federal Employee Retirement Income Security Act (ERISA). The company will make required minimum pension contributions totaling $71 million for all plans in 2004. Additional contributions to enhance the funded status of pension plans can be made at the company's discretion, and Anheuser-Busch made accelerated contributions of $75 million and $201 million in the fourth quarters of 2003 and 2002, respectively. Following is information regarding the allocation of the company's pension plan assets as of December 31, 2003 and 2002, target allocation for 2004 and weighted average expected long-term rates of return by asset category.

---------------------------------------------------------------------------------------------
                          Percentage of     Percentage of      Target Asset  Wtd Avg Expected
                         Plan Assets at    Plan Assets at    Allocation for         Long-Term
Asset Category            Dec. 31, 2002     Dec. 31, 2003              2004    Rate of Return
---------------------------------------------------------------------------------------------
Equity securities                   65%               69%               68%             10.0%
Debt securities                     30%               27%               27%              5.0%
Real estate                          5%                4%                5%              7.0%
---------------------------------------------------------------------------------------------
  Total                            100%              100%              100%              8.5%
=============================================================================================

     The company's pension assets are currently invested in domestic and international stocks, domestic fixed income securities and real estate. Target asset allocations are intended to achieve a desired total asset return over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense and funding requirements. Expected returns, risk and correlation among asset classes are based on historical data and investment advisor input.
     The assumed rate of return is consistent with Anheuser-Busch's long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company desires to minimize unfunded pension liabilities, while balancing expected long-term returns and short-term volatility.
     The company assumes prudent levels of risk to meet overall pension investment goals. Risk levels are managed through formal and written investment guidelines. Portfolio risk is managed by having well defined long-term strategic asset allocation targets. The company avoids tactical asset allocation and market timing and has established disciplined rebalancing policies to ensure asset allocations remain close to targets.
The company believes this approach ensures broad market diversification, which reduces exposure to individual companies, industries and sectors of the market and reduces overhead costs. With the exception of the U.S. government and its agencies, investment exposure to any single entity is limited to a maximum 5% of any single fund. Pension assets do not include any direct investment in Anheuser-Busch debt or equity securities.
     Options and futures are used to hedge exposure to foreign currency denominated stocks and securitize cash in investment portfolios. By policy, derivatives used must be simple structures with high liquidity and be either exchange-traded or executed with highly rated counterparties. Leveraged transactions, short selling, illiquid derivative instruments and margin transactions are prohibited.

Postretirement Health Care and Insurance Benefits
The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for partial retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.
     Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions):

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Service cost                                          $ 19.7      $ 19.8      $ 18.9
Interest cost on accumulated postretirement
  benefits obligation                                   37.9        33.0        30.4
Amortization of prior service benefit                  (11.5)      (11.6)      (11.6)
Amortization of actuarial loss/(gain)                    2.3        (3.6)       (5.4)
------------------------------------------------------------      -------------------
  Net periodic postretirement benefits expense        $ 48.4      $ 37.6      $ 32.3
============================================================      ===================

52 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

     The following tables summarize changes in the accumulated and total postretirement benefit obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended
December 31 (in millions). As of December 31, 2003 and 2002, $41.6 million and $36.1 million, respectively, of the company's total postretirement benefits liability was classified as current. Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.
     The company's postretirement benefits liability does not include the impact of the Medicare Prescription Drug Improvement and Modernization Act of 2003, which was signed into law on December 8, 2003. The Act provides a federal subsidy to sponsors of retiree health care plans, such as Anheuser-Busch. Specific accounting guidance for the Act is pending. Preliminary estimates indicate the impact to the company will be insignificant. Accounting guidance is expected in 2004.

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation,
  beginning of year                                              $ 478.5      $466.5
Service cost                                                        19.7        19.8
Interest cost                                                       37.9        33.0
Actuarial loss                                                     111.1         0.8
Benefits paid                                                      (46.8)      (41.6)
------------------------------------------------------------------------      -------
Accumulated postretirement benefits obligation,
  end of year                                                      600.4       478.5
Unrecognized prior service benefits                                 28.2        41.3
Unrecognized net actuarial losses                                 (116.6)       (9.5)
------------------------------------------------------------------------      -------
  Total postretirement benefits liability                        $ 512.0      $510.3
========================================================================      =======

     The key actuarial assumptions used to determine net postretirement benefits expense and the accumulated postretirement benefits obligation for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care trend rate is assumed to decline ratably to the future rate and then remain constant thereafter.

--------------------------------------------------------------------------------------
                                                        2003        2002         2001
--------------------------------------------------------------------------------------
Discount rate                                           6.25%       7.25%       7.75%
Initial health care cost trend rate                    10.45%       11.3%       10.6%
Future health care cost trend rate                       5.0%        5.5%        5.3%
Year health care trend rate becomes constant            2012        2011        2010
------------------------------------------------------------        ------------------

     Following is a summary of the impact on net periodic postretirement benefits expense and the accrued postretirement benefits liability of a hypothetical 1% change in the assumed health care cost trend rate (in millions). Brackets indicate a reduction in expense or liability.

---------------------------------------------------------------------------------------
                                                             1% Increase    1% Decrease
---------------------------------------------------------------------------------------
Net periodic postretirement benefits expense                       $ 6.8        $ (5.7)
Accrued postretirement benefits liability                           57.6         (49.8)
---------------------------------------------------------------------------------------

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss recorded in shareholders equity as of December 31 are summarized below (in millions):

------------------------------------------------------------------------------------
                                                                   2003        2002
------------------------------------------------------------------------------------
Foreign currency translation losses                             $(669.4)    $(439.6)
Deferred hedging gains/(losses)                                    59.8        (5.9)
Deferred securities valuation gains                               172.3         3.0
Net minimum pension liability                                    (453.0)     (428.2)
-----------------------------------------------------------------------     --------
  Accumulated other comprehensive loss                          $(890.3)    $(870.7)
=======================================================================     ========

10. INCOME TAXES

In the first quarter 2002, the company began presenting net incremental U.S. income taxes relating to foreign equity investment earnings in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flow. For comparability, 2001 information was recast to conform to the revised presentation.
     Following are the components of the provision for income taxes for the three years ended December 31 (in millions):

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Current tax provision:
  Federal                                           $  813.1    $  747.5      $816.0
  State                                                142.6       128.5       124.2
  Foreign                                                8.1         5.3         3.1
------------------------------------------------------------    ---------------------
    Total current provision                            963.8       881.3       943.3
------------------------------------------------------------    ---------------------
Deferred tax provision:
  Federal                                              112.1       141.4       (11.0)
  State                                                 17.0        19.0        (2.3)
  Foreign                                                0.4        (0.2)       (2.5)
------------------------------------------------------------    ---------------------
    Total deferred provision                           129.5       160.2       (15.8)
------------------------------------------------------------    ---------------------
  Total tax provision                               $1,093.3    $1,041.5      $927.5
============================================================    =====================

     The deferred tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the timing of recognition of certain income and expense items. The primary temporary differences relate to depreciation on fixed assets and accrued U.S. taxes on equity income, net of foreign tax credits. The deferred tax provisions for 2003 and 2002 include the tax impacts of the $75 million and $201 million accelerated pension contributions, respectively. The 2001 deferred tax provision includes the impact of reversing a deferred tax liability in conjunction with the sale of SeaWorld Cleveland.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     53

     The company's deferred tax liabilities and deferred tax assets as of December 31, 2003 and 2002 are summarized by category below (in millions). Deferred tax liabilities result primarily from tax deductions being received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for tax purposes, and to the recognition of minimum pension liabilities. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested outside the U.S. Foreign earnings considered permanently reinvested totaled $169.1 million and $141.9 million, respectively, at December 31, 2003 and 2002.

-------------------------------------------------------------------------------------
                                                                    2003        2002
-------------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                                  $1,795.6    $1,691.1
  Accrued net U.S. taxes on equity earnings                        124.1       111.1
  Other                                                            308.5       275.1
------------------------------------------------------------------------    ---------
    Total deferred tax liabilities                               2,228.2     2,077.3
------------------------------------------------------------------------    ---------
Deferred tax assets:
  Minimum pension obligation                                       264.4       248.3
  Postretirement benefits                                          205.6       194.4
  Spare parts and production supplies                               72.5        67.7
  Compensation-related obligations                                  67.1        63.9
  Accrued liabilities and other                                    156.5       157.9
------------------------------------------------------------------------    ---------
    Total deferred tax assets                                      766.1       732.2
------------------------------------------------------------------------    ---------
  Net deferred tax liabilities                                  $1,462.1    $1,345.1
========================================================================    =========

     A reconciliation between the U.S. federal statutory tax rate and Anheuser-Busch's effective tax rate for the three years ended December 31 is presented below:

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Federal statutory tax rate                             35.0%        35.0%       35.0%
State taxes, net of federal benefit                     3.7          3.6         3.3
Impact of foreign operations                            0.7          1.5         0.7
Other items, net                                       (0.7)        (0.4)         --
-----------------------------------------------------------        -----------------
  Effective tax rate                                   38.7%        39.7%       39.0%
===========================================================        =================

11. SUPPLEMENTAL CASH FLOWS INFORMATION

Accounts payable include $111.0 million and $87.4 million, respectively, of outstanding checks at December 31, 2003 and 2002.
     Supplemental cash flows information for the three years ended
December 31 is presented in the following table (in millions).

-------------------------------------------------------------------------------------
                                                        2003        2002        2001
-------------------------------------------------------------------------------------
Cash paid during the year:
 Interest, net of interest capitalized              $  369.0    $  343.0    $  313.1
 Income taxes                                          952.2       788.7       889.8
 Excise taxes                                        2,169.4     2,119.5     2,052.6
Noncash investing activity:
 Issuance of treasury stock related to
   wholesaler acquisition (1)                       $   72.6    $     --    $     --
Change in working capital:
 (Increase)/decrease in current assets:
   Accounts receivable                              $  (39.0)   $   (9.5)   $  (20.5)
   Inventories                                         (23.9)       28.2        16.5
   Other current assets                                (60.5)       53.3         4.2
 Increase/(decrease) in current liabilities:
   Accounts payable                                    107.1        41.6         4.2
   Accrued salaries, wages and benefits                  1.4        31.7       (20.6)
   Accrued taxes                                       (17.9)       19.9        33.7
   Other current liabilities                           (21.1)      (42.0)       43.5
 Derivatives fair value adjustment                      77.2        17.7       (16.4)
 Noncash change in working capital due to
   wholesaler acquisition                                9.3          --          --
------------------------------------------------------------    ---------------------
   Net decrease in working capital                  $   32.6    $  140.9    $   44.6
============================================================    =====================

Note 1: Recorded as a reduction in treasury stock for the company's average cost of the shares ($28.5), and an increase in paid-in-capital for the remainder ($44.1).

12. COMMITMENTS AND CONTINGENCIES

Following are the company's cash commitments as of December 31, 2003 (in millions):

-------------------------------------------------------------------------------------------------
                                                        2005        2007    2009 and
                                            2004    and 2006    and 2008  Thereafter       Total
-------------------------------------------------------------------------------------------------
Capital expenditures                        $108        $ 62        $ --      $   --      $  170
Maturities of long-term debt (1)             251         170         550       5,742       6,713
Operating leases                              37          61          32         286         416
Brewing and packaging materials              546         139         183         574       1,442
-------------------------------------------------------------------------------------------------
                                            $942        $432        $765      $6,602      $8,741
=================================================================================================

Note 1: Excludes commercial paper and the ESOP debt guaranteed by the company.

     In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch and a defamation claim brought by Maris was mistried. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The court subsequently awarded plaintiffs an additional
$22.6 million in accumulated prejudgment interest on the jury award, which may continue to accrue at a rate that is fixed annually. Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. In May 2003, the Court of Appeals remanded the case to the trial court for resolution of issues relating to the defamation claim. In September 2003, the trial court determined that Maris Distributing's amended defamation claim

54 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT
could proceed. Anheuser-Busch is vigorously contesting that claim and is seeking review of the decision of the trial court to permit the defamation claim to proceed. The appeals of the 2001 verdict cannot be heard by the Court of Appeals until matters relating to the defamation claim are resolved. The company continues to vigorously contest the verdict. However, resolution is not expected to occur quickly and the ultimate impact of this matter on the company's financial position, results of operations or cash flows cannot presently be predicted. The company's results do not include any expense related to the Maris Distributing judgment or interest for any year shown.
     The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

13. GOODWILL AND BEER DISTRIBUTION RIGHTS

On adoption of FAS 142, the company reclassified out of goodwill purchased beer distribution rights that met specific criteria for distinct asset recognition. The company also reclassified into goodwill certain miscellaneous intangible assets that did not meet the criteria for separate asset recognition. The following table shows the activity in goodwill and beer distribution rights since the adoption of FAS 142 (in millions). Beer distribution rights include international rights having a gross cost of $26.1 million and a remaining unamortized balance of $22.0 million at December 31, 2003. Amortization expense for these rights will remain constant over the next five years.

-----------------------------------------------------------------------------------
                                                                 Beer Distribution
                                                    Goodwill                Rights
-----------------------------------------------------------------------------------
Balance at December 31, 2001                        $1,256.9                $   --
Reclassification on adoption of FAS 142               (151.4)                158.9
Distribution rights acquired                              --                  13.6
Amortization of international distribution rights         --                  (0.8)
Foreign currency translation and other                 (80.1)                  2.0
-----------------------------------------------------------------------------------
  Balance at December 31, 2002                       1,025.4                 173.7

Distribution rights acquired                              --                  47.3
Distribution rights sold                                  --                  (1.0)
Amortization of international distribution rights         --                  (0.8)
Foreign currency translation and other                 (35.5)                  2.1
-----------------------------------------------------------------------------------
  Balance at December 31, 2003                      $  989.9                $221.3
===================================================================================

     FAS 142 does not permit restatement of previously issued financial statements. Therefore, the company's results for 2003 and 2002 do not include any goodwill amortization while results for 2001 include goodwill amortization. For comparability, the following table sets forth net income and earnings per share for 2001 assuming FAS 142 had been applied.

-------------------------------------------------------------
                                                        2001
-------------------------------------------------------------
Reported net income                                 $1,704.5
Add back goodwill amortization                          35.8
-------------------------------------------------------------
  Adjusted net income                               $1,740.3
=============================================================

Reported basic earnings per share                   $   1.91
Add back goodwill amortization                           .04
-------------------------------------------------------------
  Adjusted basic earnings per share                 $   1.95
=============================================================

Reported diluted earnings per share                 $   1.89
Add back goodwill amortization                           .04
-------------------------------------------------------------
  Adjusted diluted earnings per share               $   1.93
=============================================================

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Year ended December 31, 2003

-------------------------------------------------------------------------------------------------
                                                                              Earnings per Share
                                             Net       Gross         Net      -------------------
                                           Sales      Profit      Income       Basic     Diluted
-------------------------------------------------------------------------------------------------
1st Qtr                                $ 3,280.6    $1,306.2    $  484.8       $ .58       $ .57
2nd Qtr                                  3,770.2     1,580.3       632.6         .76         .75
3rd Qtr                                  3,880.5     1,676.4       664.3         .81         .80
4th Qtr                                  3,215.4     1,134.7       294.2         .36         .36
-------------------------------------------------------------------------------------------------
  Annual                               $14,146.7    $5,697.6    $2,075.9       $2.51       $2.48
=================================================================================================

Year ended December 31, 2002

-------------------------------------------------------------------------------------------------
                                                                              Earnings per Share
                                             Net       Gross         Net      -------------------
                                           Sales      Profit      Income       Basic     Diluted
-------------------------------------------------------------------------------------------------
1st Qtr                                $ 3,136.6    $1,222.0    $  456.1       $ .52       $ .51
2nd Qtr                                  3,626.1     1,506.3       586.5         .67         .66
3rd Qtr                                  3,706.2     1,601.0       622.0         .72         .71
4th Qtr                                  3,097.5     1,105.8       269.2         .32         .32
-------------------------------------------------------------------------------------------------
  Annual                               $13,566.4    $5,435.1    $1,933.8       $2.23       $2.20
=================================================================================================

15. BUSINESS SEGMENTS

The company categorizes its operations into five business segments: domestic beer, international beer, packaging, entertainment and other.
     The domestic beer segment consists of the company's U.S. beer manufacturing and wholesale sales operations, including vertically integrated rice, barley and hops operations.
     The international beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. Principal foreign markets for sale of the company's products are China, the United Kingdom, Canada and Ireland. The company attributes foreign sales based on the domicile of the purchaser of the product.

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     55

     The packaging segment is composed of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and external customers in the U.S. soft drink industry.
     The entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In the first quarter of 2001, the company sold its SeaWorld Cleveland theme park to Six Flags, Inc. for $110 million, and recognized a $17.8 million pretax gain ($.005 per share, after-tax), which is shown as a separate line item in the consolidated income statement.
     The other segment is comprised of the company's real estate development and transportation businesses.
     Summarized below is the company's business segment information for 2003, 2002 and 2001 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.

-------------------------------------------------------------------------------------------------------------------------
                                        Domestic       Int'l                                           Corp.
2003                                        Beer        Beer        Pkg.      Enter.       Other  & Elims (1)    Consol.
-------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
  Gross sales                          $12,997.5       797.0     2,093.6       923.9        74.4      (566.2)  $16,320.2
  Net sales - intersegment             $      --          --       869.2          --         4.3      (873.5)  $      --
  Net sales - external                 $10,984.4       636.6     1,224.4       923.9        70.1       307.3   $14,146.7
  Depreciation and amortization        $   642.3        24.6        79.2        87.3         4.9        38.9   $   877.2
  Income before income taxes           $ 3,118.7        90.8       155.5       162.8       (12.0)     (691.5)  $ 2,824.3
  Equity income, net of tax            $      --       344.9          --          --          --          --   $   344.9
  Net income                           $ 1,933.6       401.2        96.4       100.9        (7.4)     (448.8)  $ 2,075.9
Balance Sheet Information:
  Total assets                         $ 7,804.7     3,517.9       782.4     1,341.9       202.9     1,039.7   $14,689.5
  Equity method investments            $      --     2,566.6          --          --          --          --   $ 2,566.6
  Goodwill                             $      --       679.7        21.9       288.3          --          --   $   989.9
  Foreign-located fixed assets         $      --       250.1          --          --          --          --   $   250.1
  Capital expenditures                 $   744.9        39.0        42.6       127.9         4.0        34.6   $   993.0
-------------------------------------------------------------------------------------------------------------------------

                                        Domestic       Int'l                                           Corp.
2002                                        Beer        Beer        Pkg.      Enter.       Other  & Elims (1)    Consol.
-------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
  Gross sales                          $12,562.9       713.6     2,072.0       858.6        92.8      (613.1)  $15,686.8
  Net sales - intersegment             $      --          --       877.3          --        18.1      (895.4)  $      --
  Net sales - external                 $10,574.1       582.0     1,194.7       858.6        74.7       282.3   $13,566.4
  Depreciation and amortization        $   615.3        22.1        82.5        84.9         5.5        37.0   $   847.3
  Income before income taxes           $ 2,919.2        76.1       154.0       153.0        (3.4)     (675.3)  $ 2,623.6
  Equity income, net of tax            $      --       351.7          --          --          --          --   $   351.7
  Net income                           $ 1,809.9       398.9        95.5        94.9        (2.1)     (463.3)  $ 1,933.8
Balance Sheet Information:
  Total assets                         $ 7,559.1     3,182.3       830.1     1,298.2       210.2     1,039.6   $14,119.5
  Equity method investments            $      --     2,640.1          --          --          --          --   $ 2,640.1
  Goodwill                             $      --       715.2        21.9       288.3          --          --   $ 1,025.4
  Foreign-located fixed assets         $      --       225.5          --          --          --          --   $   225.5
  Capital expenditures                 $   670.7        28.2        31.9        72.2         3.4        28.3   $   834.7
-------------------------------------------------------------------------------------------------------------------------

                                        Domestic       Int'l                                           Corp.
2001                                        Beer        Beer        Pkg.      Enter.       Other  & Elims (1)    Consol.
-------------------------------------------------------------------------------------------------------------------------
Income Statement Information:
  Gross sales                          $11,950.7       654.1     1,999.8       847.6       108.0      (587.2)  $14,973.0
  Net sales - intersegment             $      --          --       829.0          --        25.0      (854.0)  $      --
  Net sales - external                 $10,003.9       539.4     1,170.8       847.6        83.0       266.8   $12,911.5
  Depreciation and amortization        $   585.7        22.2        85.7        93.5         5.4        42.0   $   834.5
  Income before income taxes           $ 2,667.1        54.4       107.5       147.4         7.3      (606.1)  $ 2,377.6
  Equity income, net of tax            $      --       254.4          --          --          --          --   $   254.4
  Net income                           $ 1,648.8       288.0        66.5        85.6         4.5      (388.9)  $ 1,704.5
Balance Sheet Information:
  Total assets                         $ 7,607.5     3,109.0       904.6     1,307.3       210.2       806.3   $13,944.9
  Equity method investments            $      --     2,623.4          --          --          --          --   $ 2,623.4
  Goodwill                             $   158.6       788.1        21.9       288.3          --          --   $ 1,256.9
  Foreign-located fixed assets         $      --       209.6          --          --          --          --   $   209.6
  Capital expenditures                 $   710.0        21.5       108.4        88.8        23.2        70.1   $ 1,022.0
-------------------------------------------------------------------------------------------------------------------------

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $298.9 million, $282.3 million and $266.8 million in 2003, 2002 and 2001, respectively.

56 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements, which are prepared in accordance with accounting principles generally accepted in the United States.
     It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.
     Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2003, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent auditors, performed a comprehensive review of the adequacy of the company's internal accounting controls system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting controls.
     The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange and U.S. Securities and Exchange Commission guidelines. The Audit Committee of the Board of Directors, which consists of five nonmanagement directors, oversees the company's financial reporting and internal controls systems and meets with management, the independent auditors and internal auditors periodically to review auditing and financial reporting matters. The Audit Committee is solely responsible for the selection and retention of the company's independent auditors, subject to shareholder approval. The Audit Committee held five meetings during 2003. Its report for 2003 can be found in the company's proxy statement.
     PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the United States, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows and changes in shareholders equity.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

     We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the Consolidated Financial Statements, the company changed its method of accounting for goodwill and other intangible assets as of January 1, 2002.

/s/ PricewaterhouseCoopers LLP

800 Market Street
St. Louis, MO 63101

February 2, 2004

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     57

FINANCIAL SUMMARY -- OPERATIONS
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)             2003        2002        2001
-------------------------------------------------------------------------------------------------
Barrels of Anheuser-Busch beer brands sold worldwide               111.0       109.8       107.2
------------------------------------------------------------------------   ----------------------
Gross sales                                                    $16,320.2   $15,686.8   $14,973.0
  Excise taxes                                                  (2,173.5)   (2,120.4)   (2,061.5)
------------------------------------------------------------------------   ----------------------
Net sales                                                       14,146.7    13,566.4    12,911.5
  Cost of sales                                                 (8,449.1)   (8,131.3)   (7,950.4)
------------------------------------------------------------------------   ----------------------
Gross profit                                                     5,697.6     5,435.1     4,961.1
  Marketing, distribution and administrative expenses           (2,498.3)   (2,455.4)   (2,255.9)
  Gain on sale of business (1)                                        --          --        17.8
  Shutdown of Tampa brewery                                           --          --          --
  Restructuring charge                                                --          --          --
------------------------------------------------------------------------   ----------------------
Operating income                                                 3,199.3     2,979.7     2,723.0
  Interest expense                                                (401.5)     (368.7)     (361.2)
  Interest capitalized                                              24.4        17.7        26.9
  Interest income                                                    1.7         1.3         1.1
  Other income/(expense), net                                        0.4        (6.4)      (12.2)
------------------------------------------------------------------------   ----------------------
Income before income taxes                                       2,824.3     2,623.6     2,377.6
  Provision for income taxes                                    (1,093.3)   (1,041.5)     (927.5)
  Revaluation of deferred tax liability under FAS 109                 --          --          --
  Equity income, net of tax                                        344.9       351.7       254.4
------------------------------------------------------------------------   ----------------------
Income from continuing operations                                2,075.9     1,933.8     1,704.5
Income/(loss) from discontinued operations                            --          --          --
------------------------------------------------------------------------   ----------------------
Income before accounting changes                                 2,075.9     1,933.8     1,704.5
Cumulative effect of accounting changes                               --          --          --
------------------------------------------------------------------------   ----------------------
    Net income                                                 $ 2,075.9   $ 1,933.8   $ 1,704.5
========================================================================   ======================

Basic earnings per share:
  Income from continuing operations                            $    2.51   $    2.23   $    1.91
  Income/(loss) from discontinued operations                          --          --          --
------------------------------------------------------------------------   ----------------------
  Income before accounting changes                                  2.51        2.23        1.91
  Cumulative effect of accounting changes                             --          --          --
------------------------------------------------------------------------   ----------------------
    Net income                                                 $    2.51   $    2.23   $    1.91
========================================================================   ======================

Diluted earnings per share:
  Income from continuing operations                            $    2.48   $    2.20   $    1.89
  Income/(loss) from discontinued operations                          --          --          --
------------------------------------------------------------------------   ----------------------
  Income before accounting changes                                  2.48        2.20        1.89
  Cumulative effect of accounting changes                             --          --          --
------------------------------------------------------------------------   ----------------------
    Net income                                                 $    2.48   $    2.20   $    1.89
========================================================================   ======================

Weighted average number of common shares:
  Basic                                                            826.2       866.0       890.1
  Diluted                                                          837.0       878.9       901.6
-------------------------------------------------------------------------------------------------

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996 and the 1997 adoption of FAS 128, "Earnings per Share." Gross sales, net sales and cost of sales for all years reflect the change made in 2001 for the presentation of pass-through finished product delivery costs reimbursed by customers.
This change had a minor impact on revenue and profit margin growth, and had no impact on cash flow, operating income, net income and earnings per share.
All information has been restated to recognize the 1995 divestiture of the food products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; Sale of the St. Louis
        Cardinals in 1996.

Note 2: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million.

58 ANHEUSER-BUSCH COMPANIES, INC.                           2003 ANNUAL REPORT

FINANCIAL SUMMARY -- OPERATIONS
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)             2000        1999         1998         1997
--------------------------------------------------------------------------------------------------------------------
Barrels of Anheuser-Busch beer brands sold worldwide               105.6       102.9         99.8         96.6
--------------------------------------------------------------------------------------------------------------------
Gross sales                                                    $14,534.2   $13,914.5    $13,342.5    $12,936.0
  Excise taxes                                                  (2,034.8)   (2,019.6)    (1,962.1)    (1,766.2)
--------------------------------------------------------------------------------------------------------------------
Net sales                                                       12,499.4    11,894.9     11,380.4     11,169.8
  Cost of sales                                                 (7,829.9)   (7,445.6)    (7,297.1)    (7,200.5)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                     4,669.5     4,449.3      4,083.3      3,969.3
  Marketing, distribution and administrative expenses           (2,174.8)   (2,147.0)    (1,958.0)    (1,916.3)
  Gain on sale of business (1)                                        --          --           --           --
  Shutdown of Tampa brewery                                           --          --           --           --
  Restructuring charge                                                --          --           --           --
--------------------------------------------------------------------------------------------------------------------
Operating income                                                 2,494.7     2,302.3      2,125.3      2,053.0
  Interest expense                                                (348.2)     (307.8)      (291.5)      (261.2)
  Interest capitalized                                              33.3        18.2         26.0         42.1
  Interest income                                                    1.1         4.3          5.8          7.9
  Other income/(expense), net                                       (1.0)       (9.4)       (13.0)        (9.3)
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       2,179.9     2,007.6      1,852.6      1,832.5
  Provision for income taxes                                      (874.3)     (784.1)      (732.2)      (715.2)
  Revaluation of deferred tax liability under FAS 109                 --          --           --           --
  Equity income, net of tax                                        246.0       178.7        112.9         61.9
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                1,551.6     1,402.2      1,233.3      1,179.2
Income/(loss) from discontinued operations                            --          --           --           --
--------------------------------------------------------------------------------------------------------------------
Income before accounting changes                                 1,551.6     1,402.2      1,233.3      1,179.2
Cumulative effect of accounting changes                               --          --           --        (10.0)(2)
--------------------------------------------------------------------------------------------------------------------
    Net income                                                 $ 1,551.6   $ 1,402.2    $ 1,233.3    $ 1,169.2
====================================================================================================================

Basic earnings per share:
  Income from continuing operations                            $    1.71   $    1.49    $    1.28    $    1.19
  Income/(loss) from discontinued operations                          --          --           --           --
--------------------------------------------------------------------------------------------------------------------
  Income before accounting changes                                  1.71        1.49         1.28         1.19
  Cumulative effect of accounting changes                             --          --           --         (.01)(2)
--------------------------------------------------------------------------------------------------------------------
    Net income                                                 $    1.71   $    1.49    $    1.28    $    1.18
====================================================================================================================

Diluted earnings per share:
  Income from continuing operations                            $    1.69   $    1.47    $    1.27    $    1.18
  Income/(loss) from discontinued operations                          --          --           --           --
--------------------------------------------------------------------------------------------------------------------
  Income before accounting changes                                  1.69        1.47         1.27         1.18
  Cumulative effect of accounting changes                             --          --           --         (.01)(2)
--------------------------------------------------------------------------------------------------------------------
    Net income                                                 $    1.69   $    1.47    $    1.27    $    1.17
====================================================================================================================

Weighted average number of common shares:
  Basic                                                            906.1       939.0        964.2        985.3
  Diluted                                                          919.7       953.7        975.0        999.4
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)             1996          1995          1994          1993
---------------------------------------------------------------------------------------------------------------------
Barrels of Anheuser-Busch beer brands sold worldwide                95.1          90.9          91.3          89.7
---------------------------------------------------------------------------------------------------------------------
Gross sales                                                    $12,721.8     $12,100.1     $11,793.9     $11,232.5
  Excise taxes                                                  (1,737.8)     (1,664.0)     (1,679.7)     (1,679.8)
---------------------------------------------------------------------------------------------------------------------
Net sales                                                       10,984.0      10,436.1      10,114.2       9,552.7
  Cost of sales                                                 (7,064.9)     (6,886.6)     (6,581.0)     (6,252.8)
---------------------------------------------------------------------------------------------------------------------
Gross profit                                                     3,919.1       3,549.5       3,533.2       3,299.9
  Marketing, distribution and administrative expenses           (1,890.0)     (1,756.6)     (1,679.9)     (1,612.1)
  Gain on sale of business (1)                                      54.7            --            --            --
  Shutdown of Tampa brewery                                           --        (160.0)           --            --
  Restructuring charge                                                --            --            --        (401.3)
---------------------------------------------------------------------------------------------------------------------
Operating income                                                 2,083.8(3)    1,632.9(4)    1,853.3       1,286.5(5)
  Interest expense                                                (232.8)       (225.9)       (219.3)       (205.1)
  Interest capitalized                                              35.5          24.3          21.8          35.2
  Interest income                                                    9.4           9.9           2.6           3.4
  Other income/(expense), net                                       (3.0)         20.5          17.6          21.0
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       1,892.9(3)    1,461.7(4)    1,676.0       1,141.0(5)
  Provision for income taxes                                      (736.8)       (575.1)       (661.5)       (452.6)
  Revaluation of deferred tax liability under FAS 109                 --            --            --         (31.2)
  Equity income, net of tax                                           --            --            --            --
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                1,156.1(3)      886.6(4)    1,014.5         657.2(5)
Income/(loss) from discontinued operations                          33.8        (244.3)         17.6         (62.7)
---------------------------------------------------------------------------------------------------------------------
Income before accounting changes                                 1,189.9         642.3       1,032.1         594.5
Cumulative effect of accounting changes                               --            --            --            --
---------------------------------------------------------------------------------------------------------------------
    Net income                                                 $ 1,189.9     $   642.3     $ 1,032.1     $   594.5
=====================================================================================================================

Basic earnings per share:
  Income from continuing operations                            $    1.16     $     .86     $     .96     $     .60
  Income/(loss) from discontinued operations                         .03          (.23)          .02          (.05)
---------------------------------------------------------------------------------------------------------------------
  Income before accounting changes                                  1.19           .63           .98           .55
  Cumulative effect of accounting changes                             --            --            --            --
---------------------------------------------------------------------------------------------------------------------
    Net income                                                 $    1.19     $     .63     $     .98     $     .55
=====================================================================================================================

Diluted earnings per share:
  Income from continuing operations                                 1.14(3)  $     .85(4)  $     .95     $     .60(5)
  Income/(loss) from discontinued operations                         .03          (.23)          .02          (.05)
---------------------------------------------------------------------------------------------------------------------
  Income before accounting changes                                  1.17           .62           .97           .55
  Cumulative effect of accounting changes                             --            --            --            --
---------------------------------------------------------------------------------------------------------------------
    Net income                                                 $    1.17     $     .62     $     .97     $     .55
=====================================================================================================================

Weighted average number of common shares:
  Basic                                                            998.2       1,021.7       1,049.2       1,088.7
  Diluted                                                        1,021.2       1,048.8       1,076.1       1,117.2
---------------------------------------------------------------------------------------------------------------------

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

ANHEUSER-BUSCH COMPANIES, INC.                       2003 ANNUAL REPORT     59

FINANCIAL SUMMARY -- BALANCE SHEET AND OTHER INFORMATION
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)             2003          2002          2001
-----------------------------------------------------------------------------------------------------
Balance Sheet Information:
  Working capital (deficit)                                    $  (226.9)    $  (283.0)  $    (186.1)
  Current ratio                                                      0.9           0.8           0.9
  Debt                                                           7,285.4       6,603.2       5,983.9
  Shareholders equity                                            2,711.7       3,052.3       4,061.5
  Return on shareholders equity                                     72.0%         54.4%         41.6%
  Book value per share                                              3.33          3.61          4.62
  Total assets                                                  14,689.5      14,119.5      13,944.9
-----------------------------------------------------------------------------------------------------

Other Information:
  Operating cash flow before change in working capital         $ 2,938.3     $ 2,624.3     $ 2,316.0
  Capital expenditures                                             993.0         834.7       1,022.0
  Free cash flow                                                 1,977.9       1,930.5       1,338.6
  Cash dividends paid on common stock                              685.4         649.5         614.1
    Per share                                                        .83           .75           .69
  Price/earnings ratio                                              21.2          22.0          23.9
  Market price range of common stock (high and low closing)  53.69-45.92   54.97-44.00   46.51-38.50
-----------------------------------------------------------------------------------------------------

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996.
All information has been restated to recognize the 1995 divestiture of the food products segment.

FINANCIAL SUMMARY -- BALANCE SHEET AND OTHER INFORMATION
ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)              2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------

Balance Sheet Information:
  Working capital (deficit)                                     $  (127.8)    $  (350.4)    $   (89.9)    $    83.2
  Current ratio                                                       0.9           0.8           0.9           1.1
  Debt                                                            5,362.7       5,122.9       4,718.6       4,365.6
  Shareholders equity                                             4,128.9       3,921.5       4,216.0       4,041.8
  Return on shareholders equity                                      38.5%         34.5%         29.9%          29.2%(1)
  Book value per share                                               4.57          4.25          4.42          4.15
  Total assets                                                   13,148.3      12,680.5      12,504.5      11,738.4
------------------------------------------------------------------------------------------------------------------------

Other Information:
  Operating cash flow before change in working capital          $ 2,230.0     $ 2,141.6     $ 1,977.2     $ 1,839.0
  Capital expenditures                                            1,074.5         865.3         817.5       1,199.3
  Free cash flow                                                  1,183.0       1,270.6       1,395.9         644.4
  Cash dividends paid on common stock                               571.0         544.7         521.0         492.6
    Per share                                                         .63           .58           .54           .50
  Price/earnings ratio                                               26.9          24.1          25.9          18.6(1)
  Market price range of common stock (high and low closing)   49.81-27.47   40.81-32.59   34.13-21.72   23.94-19.75
------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Year ended December 31  (in millions, except per share)               1996            1995            1994          1993
----------------------------------------------------------------------------------------------------------------------------

Balance Sheet Information:
  Working capital (deficit)                                      $    34.9       $   268.6       $    57.0     $   (41.3)
  Current ratio                                                        1.0             1.2             1.0           1.0
  Debt                                                             3,270.9         3,270.1         3,066.4       3,019.7
  Shareholders equity                                              4,029.1         4,433.9         4,415.5       4,255.5
  Return on shareholders equity                                       30.0%(2)        25.0%(3)        29.9%         18.8%(4)
  Book value per share                                                4.05            3.61            3.32          3.35
  Total assets                                                    10,463.6        10,590.9        10,547.4      10,267.7
----------------------------------------------------------------------------------------------------------------------------

Other Information:
  Operating cash flow before change in working capital           $ 1,751.7       $ 1,700.5       $ 1,729.6     $ 1,535.4
  Capital expenditures                                             1,084.6           952.5           662.8         656.3
  Free cash flow                                                     909.2           494.5         1,009.8         991.1
  Cash dividends paid on common stock                                458.9           429.5           398.8         370.0
    Per share                                                          .46             .42             .38           .34
  Price/earnings ratio                                                17.6(2)         19.6(3)         13.1          22.6(4)
  Market price range of common stock (high and low closing)    21.44-16.25        17-12.69     13.81-11.75         15-11
----------------------------------------------------------------------------------------------------------------------------

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

                                     APPENDIX

     Pages 28, 31, 32, 33, 34 and 35 of the Annual Report contain a bar graph. The information in the bar graph has been presented in a tabular format that may be processed by the EDGAR system.