Form 10-K, Exhibit 13
period 2005-12-31
ANHEUSER-BUSCH COMPANIES, INC.
filed 2006-03-09
CIK 310569

Exhibit 13

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Management’s Discussion and Analysis of Operations
and Financial Condition

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of Anheuser-Busch Companies, Inc., for the three-year period ended December 31, 2005. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

Objectives

Anheuser-Busch remains focused on its three core objectives designed to enhance long-term shareholder value:

▪
Increasing domestic beer segment volume and per barrel profitability which, when combined with market share growth, will provide the basis for earnings per share growth and improvement in return on capital employed.

▪
Increasing international beer segment profit growth. Anheuser-Busch has made significant marketing investments to build recognition of its Budweiser brands outside the United States and owns and operates breweries in China, including Harbin Brewery Group, and in the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico’s largest brewer and producer of the Corona brand, and a 27% equity position in Tsingtao, the largest brewer in China and producer of the Tsingtao brand.

▪
Continued growth in pretax profit and free cash flow from the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings, and quality assurance for domestic beer operations. Entertainment operations enhance the company’s corporate image by showcasing Anheuser-Busch’s heritage, values and commitment to quality and social responsibility to 21 million visitors annually.

Comparison of Operating Results

Anheuser-Busch had a challenging year in its domestic beer business and as a result, the company’s net sales and diluted earnings per share results were disappointing. Consolidated net sales increased 0.7% for the full year 2005, while reported diluted earnings per share declined 15.2%. However, as the company moves into 2006, it is encouraged with its progress to enhance domestic beer volume and market share growth, including introduction of new products and packaging, increased domestic marketing initiatives, stepped-up on-premise sales activities and tactical price promotions. Due to these efforts, wholesaler sales-to-retailers (selling day adjusted) were up 0.8% in the second half of 2005 and were up 1.8% from Labor Day through the end of 2005. Additionally, IRI data shows Anheuser-Busch increased its market share in supermarkets in the second half of the year. The company is pleased with this progress and anticipates sales and earnings growth in 2006 using the following basis of comparison for 2005.

2005 Diluted
Earnings Per Share
Excluding one-time items (see page 32)	$2.43
Pro forma stock compensation expense (see page 47)	(.12)
Excluding one-time items and including stock compensation expense	$2.31

Comparisons of key operating results for the last three years are summarized in the following tables. Results shown below include the impact of one-time items in both 2005 and 2004 that make direct comparisons between those years, and also between 2004 and 2003, difficult. The one-time items in 2005 are the settlement of litigation involving a domestic beer wholesaler, settlement of certain tax matters in Chile related to the sale of the company’s investment in Compañía Cervecerías Unidas S.A. (CCU), income tax reform legislation in the state of Ohio and a gain on the sale of the company’s interest in the Port Aventura theme park in Spain. In 2004 the company recorded one-time gains related to the sale of commodity hedges and the sale of the company’s equity investment in CCU, plus a deferred income tax benefit related to the company’s Grupo Modelo equity investment from a reduction in Mexican corporate income tax rates. Excluding these one-time items, which the company believes better illustrates underlying 2005 and 2004 results, diluted earnings per share decreased 11% in 2005 versus 2004, and increased 10.1% in 2004 versus 2003. See complete discussion and quantitative analysis on pages 30 through 32.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

	2005	2004		2005 vs. 2004
Gross sales	$17,254	$17,160	(up)	$94	(up)	0.5%
Net sales	$15,036	$14,934	(up)	$102	(up)	0.7%
Income before income taxes	$2,192	$2,999	(down)	$(807)	(down)	(26.9)%
Equity income, net of tax	$498	$404	(up)	$94	(up)	23.3%
Net income	$1,839	$2,240	(down)	$(401)	(down)	(17.9)%
Diluted earnings per share	$2.35	$2.77	(down)	$(.42)	(down)	(15.2)%

	2004	2003		2004 vs. 2003
Gross sales	$17,160	$16,320	(up)	$840	(up)	5.1%
Net sales	$14,934	$14,147	(up)	$787	(up)	5.6%
Income before income taxes	$2,999	$2,824	(up)	$175	(up)	6.2%
Equity income, net of tax	$404	$345	(up)	$59	(up)	17.2%
Net income	$2,240	$2,076	(up)	$164	(up)	7.9%
Diluted earnings per share	$2.77	$2.48	(up)	$.29	(up)	11.7%

	2003	2002		2003 vs. 2002
Gross sales	$16,320	$15,687	(up)	$633	(up)	4.0%
Net sales	$14,147	$13,566	(up)	$581	(up)	4.3%
Income before income taxes	$2,824	$2,624	(up)	$200	(up)	7.7%
Equity income, net of tax	$345	$352	(down)	$(7)	(down)	(1.9)%
Net income	$2,076	$1,934	(up)	$142	(up)	7.4%
Diluted earnings per share	$2.48	$2.20	(up)	$.28	(up)	12.7%

SALES
Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company’s gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company’s domestic beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped from the company’s breweries.
Anheuser-Busch strives to obtain price increases that are slightly less than increases in the U.S. Consumer Price Index (CPI) over time. On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes this long-term pricing strategy allows for continuing future moderate price increases. The company also believes that significant excise tax increases, although not expected, could disrupt the current industry pricing environment because tax increases could trigger retail beer price increases significantly in excess of the CPI. The cost of such increases would be borne directly by consumers.
Anheuser-Busch reports domestic beer sales volume based on beer sales to the company’s network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume is a leading indicator of demand for the company’s products at the retail level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.

SALES*

(in billions)

2005
$17.3
$15.0
2004
$17.2
$14.9
2003
$16.3
$14.1
2002
$15.7
$13.6
2001
$15.0
$12.9
Gross Sales
Net Sales

* The difference between gross sales and net sales represents beer excise taxes.

WORLDWIDE BEER VOLUME
The company’s reported beer volume for the three years ended December 31, 2005, is summarized in the following table (millions of barrels).

	2005	2004		Change
Domestic	101.1	103.0	(down)	(1.8)%
International	20.8	13.8	(up)	50.8%
Worldwide A-B brands	121.9	116.8	(up)	4.4%
International equity partner brands	26.4	19.3	(up)	36.6%
Total brands	148.3	136.1	(up)	9.0%

	2004	2003		Change
Domestic	103.0	102.6	(up)	0.4%
International	13.8	8.4	(up)	64.8%
Worldwide A-B brands	116.8	111.0	(up)	5.3%
International equity partner brands	19.3	18.8	(up)	2.7%
Total brands	136.1	129.8	(up)	4.9%

	2003	2002		Change
Domestic	102.6	101.8	(up)	0.8%
International	8.4	8.0	(up)	5.0%
Worldwide A-B brands	111.0	109.8	(up)	1.1%
International equity partner brands	18.8	18.1	(up)	4.0%
Total brands	129.8	127.9	(up)	1.5%

Worldwide Anheuser-Busch beer volume is composed of domestic volume and international volume. Domestic beer volume represents the company’s brands produced and shipped within the United States. International beer volume consists of brands produced overseas by company-owned operations in China and the United Kingdom and under various license and contract-brewing agreements, plus exports from the company’s U.S. breweries to markets around the world. International equity partners volume represents the company’s ownership percentage share of volume in its foreign equity partners Grupo Modelo and Tsingtao reported on a one-month-lag basis, and also includes Anheuser-Busch’s pro rata share in the beer volume of CCU for 2004 and 2003.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Total brands combines worldwide Anheuser-Busch brands volume with international equity partners volume.

SALES - 2005 VS. 2004
Gross and net sales increased slightly in 2005, to $17.3 billion and $15.0 billion, respectively. The difference between gross and net sales represents beer excise taxes of $2.2 billion. For the year, gross sales increased $94 million, or 0.5%, and net sales improved $102 million, or 0.7%, on sales improvement in international beer, packaging and entertainment operations, partially offset by lower domestic beer sales. The company has led the U.S. brewing industry in sales volume and market share since 1957.
International beer sales were up $123 million, or 15.2% due primarily to higher beer volume in China (including Harbin), Canada and Mexico. Commodity-based packaging operations sales were up $116 million, or 8.3% on higher aluminum prices and increased volume. Entertainment segment sales increased $96 million, or 9.7% from higher attendance, increased pricing and increased in-park spending. Domestic beer segment net sales decreased 2.5%, or $285 million. $206 million of the decrease is due to a 1.8% decline in beer sales volume, while $79 million stems from slightly lower revenue per barrel, which decreased 0.5% for the year. The domestic beer business is currently implementing previously announced revenue enhancement initiatives. The combination of moderate price increases and discount reductions will cover the majority of the company’s domestic volume. As in the past, pricing initiatives are tailored to specific markets, brands and packages.
Domestic beer sales-to-wholesalers declined 1.8% while wholesaler sales-to-retailers increased 0.2% (selling day adjusted). Sales-to-retailers results have been led by the Budweiser Family, particularly from the February introduction of Budweiser Select. Wholesaler inventories were reduced significantly during 2005, ending the year over two days lower than the end of 2004.
The company’s estimated domestic market share (excluding exports) for 2005 was 48.8%, compared with 2004 market share of 49.6%. Domestic market share is based on estimated U.S. beer industry shipment volume using information provided by the Beer Institute and import data from the U.S. Department of Commerce. Anheuser-Busch’s shipment-based market share performance was adversely impacted by the company’s wholesaler inventory reduction. As noted, the company gained market share at the consumer level in supermarkets in the second half of 2005, according to IRI data.
International beer volume increased 50.8%, or 7.0 million barrels for 2005 due primarily to increased volume for China Budweiser operations, Canada and Mexico, and the impact of the Harbin Brewery acquisition in mid-2004. International volume excluding the impact of Harbin increased 324,000 barrels, or 3.8% for the year. The increase in international beer volume drove a worldwide Anheuser-Busch brands volume increase of 4.4% for 2005, to 121.9 million barrels. Equity partners’ brands volume grew 7.1 million barrels, or 36.6% in 2005 due to Modelo volume growth and the addition of Tsingtao equity volume beginning in May 2005, partially offset by the loss of volume from the sale of CCU in the fourth quarter 2004. Total brands volume was up 9.0%, to 148.3 million barrels for the full year 2005.

SALES - 2004 VS. 2003
Anheuser-Busch generated gross and net sales of $17.2 billion and $14.9 billion, respectively, in 2004. Beer excise taxes totaled $2.2 billion. Gross sales for the year increased $840 million, or 5.1%, and net sales improved $787 million, or 5.6%. These increases were driven primarily by a 3% increase in domestic beer segment sales, due to 2.5% higher revenue per barrel and higher volume. The increase in revenue per barrel generated $323 million in net sales improvement and beer volume gains contributed $42 million of the increase. The gross margin impact of the increase in domestic beer revenue per barrel was offset by the impact of higher sales and costs from the company’s commodity-based can manufacturing and aluminum recycling operations.
International beer segment sales increased $173 million due to volume gains in Canada, China, and the United Kingdom and the impact of Harbin in the second half of the year. Packaging segment sales increased $172 million primarily due to higher soft drink can volume and pricing, and increased recycling operations sales. Entertainment segment sales were up $65 million due to higher admissions pricing and increased in-park spending. Entertainment sales were adversely impacted by hurricanes in Florida in the second half of the year.
Domestic beer sales-to-wholesalers increased 0.4% in 2004, to 103.0 million barrels. This increase was led by the growth of Michelob ULTRA and Bud Light. Wholesaler sales-to-retailers declined 0.3% versus 2003. Both sales-to-retailers and sales-to-wholesalers were adversely impacted during 2004 by abnormally wet weather in many markets, especially during the key summer selling season. This was coupled with a general slowdown in consumer spending during the year, particularly among lower-income consumers. The company’s domestic market share (excluding exports) for the full year 2004 was 49.6%, compared to 2003 market share of 49.7%.
International beer volume increased 5.4 million barrels, or 65%, to 13.8 million barrels in 2004 due to volume growth in Canada, China and the United Kingdom, and the addition of Harbin volume. Excluding 5.2 million barrels of Harbin volume, international volume grew 3.2% for the year. The growth in international volume drove the 5.3% increase in worldwide volume, to 116.8 million barrels. International equity partner volume grew to 19.3 million barrels, 2.7% versus 2003, as a result of Grupo Modelo volume improve-

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

ment partially offset by the impact of the CCU sale in November. Total brands volume increased 4.9% for the year versus 2003.

SALES — 2003 VS. 2002
The company reported gross sales of $16.3 billion and net sales of $14.1 billion in 2003, representing increases of 4%, or $633 million, and 4.3%, or $581 million, respectively, compared with 2002. Beer excise taxes were $2.2 billion. Both increases were principally due to a $410 million, or 3.9% increase in domestic beer segment net sales, resulting from 3.1% higher domestic revenue per barrel and a 0.8% increase in beer volume. The increase in revenue per barrel generated $324 million in net sales improvement; beer volume gains contributed $86 million of the increase. The growth in domestic revenue per barrel enhanced both gross and operating profit margins. Consumers trading up to the super-premium Michelob family enhanced the company’s revenue per barrel results.
In addition to domestic beer sales increases, international beer net sales increased $55 million, primarily due to volume growth in China and Canada. Packaging segment sales increased $30 million due to higher can pricing. Entertainment sales increased $65 million on increased ticket prices, higher in-park spending, and slightly higher attendance in 2003.
Domestic beer sales-to-wholesalers volume increased 0.8%, to 102.6 million barrels for 2003. These results are due to Michelob ULTRA and increased Bud Light sales. Wholesaler sales-to-retailers volume was up 0.9% for the year. The company’s domestic market share (excluding exports) for the full year 2003 was approximately 49.7%, compared with 49.0% for 2002. Worldwide Anheuser-Busch beer sales volume increased 1.1% for the year to 111.0 million barrels and total volume increased 1.5%, to 129.8 million barrels. International Anheuser-Busch brand beer volume for the year was up 5% versus 2002, to 8.4 million barrels, principally due to increased volume in China.

COST OF SALES
The company continuously strives to reduce costs throughout its manufacturing and distribution systems. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company’s focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs, and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs for its products through better systemwide coordination with its network of independent wholesalers.
The cost of sales was $9.6 billion for 2005, an increase of $597 million, or 6.6% compared to 2004. This increase is attributable to higher costs for all of the company’s major business segments, including higher aluminum and other packaging materials expense and increased energy costs for domestic beer; incremental production costs for international beer associated with higher beer volume and the timing of the Harbin acquisition; increased aluminum, energy and other manufacturing costs for the commodity-based packaging segment; and higher park operating expenses in entertainment operations. Gross profit as a percentage of net sales decreased 360 basis points versus 2004, to 36.3%. This decline is primarily due to the decrease in domestic beer sales volume combined with increases in domestic beer production costs per barrel significantly exceeding revenue per barrel.
Cost of sales was $9.0 billion for 2004, an increase of $533 million, or 6.3%, compared with 2003. The increase was due to higher costs for all of the company’s major business segments. Domestic beer costs were higher due to increased costs for brewing and packaging materials, costs associated with increased beer volume, and higher utility costs. International beer experienced higher costs associated with increased beer volume plus the impact of incremental cost of sales associated with the Harbin acquisition. Packaging operations experienced higher aluminum costs and entertainment operations incurred higher park operating expenses, including hurricane cleanup costs in the second half of the year. Consolidated gross profit margin decreased 40 basis points, to 39.9%, due primarily to a 20 basis point gross margin increase from domestic beer operations being more than offset by higher sales and costs from the company’s commodity-based can manufacturing and aluminum recycling operations.
Cost of sales was $8.4 billion in 2003, an increase of $318 million, or 3.9%, compared with 2002. The increase was due to higher costs in the domestic beer segment, attributable to costs associated with higher beer sales volume, higher production costs primarily resulting from increased brewing and packaging materials, and higher utilities costs. Cost of sales for international beer operations increased due to costs associated with increased beer volume, while theme park and packaging operations and the company’s commodity recycling business all experienced increased cost of sales. Gross profit as a percentage of net sales was 40.3% for the year, an increase of 20 basis points versus 2002.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES
Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch’s strategy and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, the Internet, print and outdoor advertising and event sponsorships.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Marketing, distribution and administrative expenses for 2005 were $2.7 billion, an increase of $140 million, or 5.4% compared with 2004. The increase is the result of higher marketing and selling costs for both domestic and international beer operations and increased entertainment marketing costs, partially offset by reduced general and administrative expenses. Domestic beer marketing costs were up primarily for the Budweiser Family, including the national introduction of Budweiser Select, and in support of the company’s beer volume and market share growth initiatives. International beer marketing increased primarily due to the Harbin acquisition. Higher domestic beer distribution costs were largely the result of increased fuel costs while international distribution costs increased due to Harbin and higher costs in the United Kingdom.
Marketing, distribution and administrative expenses were $2.6 billion in 2004, an increase of $92 million, or 3.7%, compared with 2003. The increase was principally due to increased international beer marketing and distribution costs, higher entertainment advertising costs, increased marketing costs associated with the Olympics, higher domestic beer distribution costs from owning an additional wholesale operation, and higher corporate expenses due primarily to higher employee benefits costs.
Marketing, distribution and administrative expenses for 2003 were $2.5 billion, an increase of $43 million, or 1.7%, compared with 2002. This increase was principally due to marketing costs for Michelob ULTRA, increased company-owned wholesale beer distribution costs, higher international beer marketing costs in Europe and China, and increased theme park advertising costs. Partially offsetting these increases were lower domestic beer segment legal costs and reduced administrative expenses for the entertainment segment.
Operating results for 2005 also include a one-time $105 million pretax litigation settlement ($.12 per share), which occurred in the third quarter and is reported as a separate line item in the consolidated income statement. See Notes 7 and 13 and page 32 of this Discussion for additional information. The settlement expense is classified as a corporate item for business segment reporting.

OPERATING INCOME
Operating income represents the measure of the company’s financial performance before net interest cost, other non-operating items and equity income. Operating income of $2.6 billion income decreased $740 million, or 22% in 2005 versus 2004. Operating margin for 2005 was 17.4%, a decline of 510 basis points due primarily to reduced domestic beer sales volume, lower revenue per barrel and higher operating costs, including the one-time litigation settlement.
Operating income was $3.4 billion in 2004 and $3.2 billion in 2003, representing increases versus the prior years of $162 million, or 5.1% in 2004, and $219 million, or 7.4% in 2003. Operating margins were 22.5% and 22.6% for 2004 and 2003, respectively. The decline in operating margin in 2004 was primarily due to higher sales and offsetting costs in commodity-based aluminum can manufacturing and recycling operations. Operating margin was up 60 basis points in 2003 versus prior year due to higher domestic beer margins and improved operating results from all other business segments.

INTEREST EXPENSE LESS INTEREST INCOME
Interest expense less interest income was $452.1 million for 2005, $422.2 million for 2004, and $399.8 million for 2003, representing increases of 7.1%, 5.6% and 8.8%, respectively, compared with prior years. These increases primarily result from higher average outstanding debt balances compared with prior years. In addition, 2005 includes the impact of slightly higher average interest rates which increased in the latter half of the year. See the Liquidity and Financial Condition section of this Discussion for additional information regarding the company’s leverage philosophy and specific changes in the company’s debt portfolio.

INTEREST CAPITALIZED
Interest capitalized as part of the cost basis of capital projects was $19.9 million in 2005, $21.9 million in 2004, and $24.4 million in 2003. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates, and by market interest rates.

OTHER INCOME, NET
Other income, net includes earnings from the company’s limited partnership equity investments in beer wholesalers, in addition to other items of a non-operating nature that do not have a material impact on the company’s consolidated results of operations, either individually or in total. The company had consolidated net other income of $2.7 million in 2005, $38.7 million in 2004, and $0.4 million in 2003.
Other income for 2005 includes a $15.4 million pretax gain from the sale of the company’s 13% stake in the Port Aventura theme park in Spain. The theme park sale gain is partially offset by expenses incurred to call the company’s 7.25% and 7.00% U.S. dollar debentures due 2015 and 2025, respectively. These transactions are all classified as corporate items for business segments reporting.
Other income for 2004 includes a one-time pretax gain of $19.5 million from the sale of commodity derivatives that were originally placed for future years using estimates of conversion costs to be included in the renewal of supply contracts. These costs were reduced during negotiations, resulting in significant hedge ineffectiveness in compliance

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

with FAS 133. The company sold the hedges per company policy and realized the ineffective portion of the gain, which is reported in the corporate segment. Also in 2004, the company recorded a $13.4 million pretax gain on the sale of its investment in CCU, which is recognized in the international beer segment. In addition, the company sold interests in two domestic beer wholesaler partnerships in 2004 and recorded a $19.1 million pretax gain, which is included in domestic beer results.
In 2003, the company recognized a $6 million gain from the sale of a company-owned beer wholesalership, and also incurred offsetting amounts related to expenses associated with a call of higher interest debt and a gain from the receipt of proceeds from an insurance company.

INCOME BEFORE INCOME TAXES
(in millions)
2005
$2,191.5
2004
$2,999.4
2003
$2,824.3
2002
$2,623.6
2001
$2,377.6

INCOME BEFORE INCOME TAXES

2005 VS. 2004
Reported income before income taxes decreased 27% versus 2004, primarily reflecting lower profits in domestic beer, international beer and packaging operations, partially offset by improved results from entertainment operations. Income before income taxes includes the impact of the one-time gains in both 2004 and 2005 plus the 2005 litigation settlement. Excluding these items from both years to enhance comparability, income before income taxes decreased 23% (see page 32).
Domestic beer pretax income decreased $603 million, or 18% due to lower beer sales volume, reduced revenue per barrel and higher costs. Higher costs resulted from commodity cost pressures for aluminum, glass and energy, plus costs for new packaging initiatives such as applied plastic labels and aluminum bottles. Pretax income for international beer decreased $44 million, or 34% for the full year primarily due to lower profits in China and the United Kingdom and the impact of the CCU sale gain in 2004, partially offset by improved results in Canada. Excluding the CCU sale gain, pretax income for international beer decreased 26%, as shown in the following table.

	2005	2004	Change
International beer pretax income	$86.5	$130.9	(33.9)%
Less: Gain on sale of CCU	—	(13.4)
International beer pretax excluding CCU gain	$86.5	$117.5	(26.4)%

Packaging segment pretax profits were down $22 million, or 14% during 2005 due to higher energy and materials costs for can and glass manufacturing operations and lower profits for the company’s aluminum recycling and label manufacturing operations. Entertainment segment pretax results improved $33 million, or 19% due to increased attendance, admissions pricing and in-park spending, partially offset by higher park operating expenses. Results in 2004 were adversely impacted by a series of hurricanes in Florida.

2004 VS. 2003
Reported income before income taxes for 2004 was $3.0 billion, an increase of $175 million, or 6.2%, versus 2003. This increase reflects improved results for all of the company’s operating segments. Excluding one-time items in 2004, income before income taxes increased 5% versus 2003 (see page 32).
Pretax income for the domestic beer segment was up $159 million for the full year, reflecting increased beer volume and higher revenue per barrel, partially offset by higher costs. International beer segment pretax income improved $40 million for 2004, primarily due to volume and profit growth in China, Canada, and the United Kingdom; the impact of Harbin in the second half of the year; and the gain on the sale of CCU. Packaging segment pretax profits were up $8 million for the year primarily due to higher soft drink can volume and pricing and improved results from the company’s aluminum recycling operations. Entertainment segment pretax income increased $10 million compared with the full year 2003, primarily due to higher admissions pricing and increased in-park spending, partially offset by hurricane impacts.

2003 VS. 2002
Income before income taxes of $2.8 billion in 2003 represented an increase of $200 million, or 7.7%, versus 2002. The increase for 2003 is primarily due to increased domestic beer segment pretax results, along with improved profit contribution from all of the company’s remaining business segments. Domestic beer segment pretax income was up $199 million, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased $15 million, primarily due to volume and profit growth in China. Packaging segment pretax profits were up $2 million in 2003, while entertainment segment income before income taxes increased $10 million compared with 2002, primarily due to higher admissions pricing and increased in-park spending.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

EQUITY INCOME, NET OF TAX
Equity income was $498.1 million in 2005, an increase of $94 million, or 23% for year, reflecting the benefit of Grupo Modelo volume growth, lower Mexican income taxes and the impact of including Tsingtao equity income, partially offset by the reduction in equity income due to the sale of the company’s investment in CCU and the one-time $18 million deferred income tax benefit in 2004 from a reduction in Mexican corporate income tax rates. The tax benefit in 2004 was partially offset by $8 million of incremental U.S. deferred income taxes in the consolidated income tax provision. Excluding the Mexican tax benefit from 2004 results, equity income for full year 2005 increased 29% (see adjacent table).
Equity income was $404.1 million for 2004, up $59 million, or 17.2%, versus 2003 due to the benefit of price increases and volume growth from Grupo Modelo and the $18 million Mexican income tax benefit, net of U.S. deferred taxes. Equity income results for 2003 included a $5.5 million one-time after-tax benefit representing Anheuser-Busch’s equity share of a gain on the sale of a brewery by CCU. Excluding the Mexican tax rate benefit from 2004, equity income would have increased 11.9% (see adjacent table).
Equity income of $344.9 million in 2003 decreased $7 million versus 2002, primarily due to a combination of lower export volume growth, Modelo not raising prices, and a weaker peso in 2003 compared with higher than normal 2002 equity income results which included a $17 million one-time deferred income tax benefit partially offset by a $6.5 million charge related to a brewery restructuring. The 2002 Modelo deferred tax benefit was largely offset by higher U.S. deferred income taxes included in the consolidated U.S. income tax provision. As noted, equity earnings for 2003 benefited from the after-tax gain on the sale of a brewery by CCU.

NET INCOME AND DILUTED EARNINGS PER SHARE
Anheuser-Busch generated net income of $1.8 billion in 2005, a decrease of $401 million, or 17.9% compared with the full year 2004, while reported diluted earnings per share of $2.35 decreased 15.2%, or $.42. Excluding the one-time items previously discussed, net income and diluted earnings per share decreased by 13.8% and 11%, respectively, versus 2004 as shown in the adjacent table. Net income of $2.2 billion for 2004 was an increase versus 2003 of $164 million, or 7.9%. Diluted earnings per share were $2.77, an increase of 11.7%, or $.29 compared with 2003 results. Excluding the 2004 one-time items from the comparison with 2003, net income increased 6.1% and diluted earnings per share decreased by 13.8% and 11%, respectively, versus 2004 as shown in the adjacent table. Net income of $2.2 billion for 2004 was an increase versus 2003 of $164 million, or 7.9%. Diluted earnings per share were $2.77, an increase of 11.7%, or $.29 compared with 2003 results. Excluding the 2004 one-time items from the comparison with 2003, net income increased 6.1% and diluted earnings per share increased 10.1% (see adjacent table). The company earned net income of $2.1 billion in 2003, an increase of $142 million, or 7.4%, over 2002. Earnings per share were $2.48 in 2003, an increase of $.28, or 12.7% compared with 2002. Diluted earnings per share for all years benefit from the company’s ongoing share repurchase program.
The following table is provided to make direct comparisons easier between 2005 and 2004, and between 2004 and 2003 by excluding one-time items. The company believes excluding one-time items better illustrates underlying results (in millions, except per share).

	Income Before Income Taxes	Provision For Income Taxes	Equity Income	Net Income	Earnings Per Share
2005

Reported	$2,191.5	$(850.4)	$498.1	$1,839.2	$2.35
Gain on sale of Spanish theme park	(15.4)	(3.5)	—	(18.9)	(.024)
Favorable Chile income tax settlement on CCU sale	—	(6.8)	—	(6.8)	(.009)
Deferred income tax benefit from Ohio tax legislation	—	(7.2)	—	(7.2)	(.009)
Litigation settlement	105.0	(12.6)	—	92.4	.118
Excluding one-time items	$2,281.1	$(880.5)	$498.1	$1,898.7	$2.43

Percentage Change - 2005 vs. 2004

Reported	(26.9)%		23.3%	(17.9)%	(15.2)%
Excluding one-time items	(23.1)%		29.0%	(13.8)%	(11.0)%

2004

Reported	2,999.4	(1,163.2)	404.1	2,240.3	2.77
Commodity hedge gain	(19.5)	7.4	—	(12.1)	(.015)
Gain on sale of CCU	(13.4)	(1.3)	—	(14.7)	(.018)
Benefit from Mexican tax rate reduction	—	8.0	(18.0)	(10.0)	(.012)
Excluding one-time items	$2,966.5	$(1,149.1)	$386.1	$2,203.5	$2.73
Percentage Change - 2004 vs. 2003

Reported	6.2%		17.2%	7.9%	11.7%
Excluding one-time items	5.0%		11.9%	6.1%	10.1%

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

INCOME TAXES
Anheuser-Busch’s 2005 effective income tax rate of 38.8% was level with the rate in 2004. The effective tax rate for 2005 includes one-time favorable impacts of $3.5 million related to the sale of the Spanish theme park, $6.8 million for the settlement of certain CCU tax matters and $7.2 million from tax reform legislation enacted in Ohio, plus ongoing benefits from the American Jobs Creation Act. These favorable impacts were essentially offset by the limited income tax benefit from the litigation settlement. The company recognized a limited benefit for the settlement due to not currently having sufficient capital gains available to allow full deductibility of the loss. See Note 7 and page 32 for additional information.
The 2004 effective tax rate of 38.8% increased 10 basis points versus the 2003 rate of 38.7%. The rate for 2004 includes the impact of $8 million of incremental U.S. deferred income taxes provided to partially offset the Mexican corporate income tax rate reduction previously discussed. The effective rate for 2003 decreased 100 basis points versus the 2002 rate. This decrease resulted from a more favorable foreign tax credit position in 2003, and an unusually high effective rate in 2002 due to increased U.S. deferred taxes incurred to offset the benefit of a Mexican income tax rate reduction.

DILUTED EARNINGS PER SHARE

2005
$2.35
2004
$2.77
2003
$2.48
2002
$2.20
2001
$1.89*

* On a comparable basis, which excludes goodwill amortization, diluted earnings per share for 2001 would have been $1.93.

EMPLOYEE-RELATED COSTS
Employee-related costs were $2.5 billion in 2005, an increase of 4.2% versus 2004 costs. Employee-related costs totaled $2.4 billion in 2004, an increase of 7.5% versus 2003 costs of $2.2 billion, which had increased 6.0% versus 2002. The changes in employee-related costs primarily reflect increases in salaries, wages and benefits expense, including the impact of Harbin in 2004. Salaries and wages comprise the majority of employee-related costs and totaled $1.8 billion in both 2005 and 2004, and $1.7 billion in 2003, representing increases versus prior year of 0.3%, 4.0%, and 2.8%, respectively. The remainder of employee-related costs consists primarily of pension, life insurance and health care benefits, and payroll taxes.
The company had 31,485 full-time employees at December 31, 2005. Full-time employees numbered 31,435 and 23,316 at the end of 2004 and 2003, respectively. The increase from 2003 to 2004 was primarily due to the Harbin acquisition.

EMPLOYEE-RELATED COSTS

(in millions)

2005
$2,450.3
2004
$2,352.3
2003
$2,189.0
2002
$2,065.8
2001
$1,983.5

OTHER TAXES
In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Tax expense related to 2005 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.3 billion, a decrease of 8.1% versus total taxes in 2004 of $3.6 billion. The decrease in 2005 reflects lower beer excise taxes and lower income taxes. Tax expense in 2004 increased 3.2% compared with total taxes of $3.5 billion in 2003. These figures highlight the significant tax burden on the company and the entire brewing industry.
Proposals to increase excise taxes on beer are addressed by the company and the brewing industry every year. Anheuser-Busch understands that spending cuts or temporary tax increases may be necessary for states to address budget concerns; however, the company believes that states should accomplish this objective in the most efficient and least harmful way possible. The company does not believe excise taxes, which are regressive and primarily burden working men and women, are the solution. To ensure its views on this important matter are known, company and industry representatives meet proactively on an ongoing basis with legislators and administration officials from various states to present arguments against increases in beer excise taxes.

RETURN ON CAPITAL EMPLOYED
Value for shareholders is created when companies earn rates of return in excess of their cost of capital. Anheuser-Busch views the rate of return on capital employed to be an important performance measure because it gauges how efficiently the company is deploying its capital assets. Also, increases in the rate are often considered by the investment community

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

to be a strong driver of stock price, especially in conjunction with earnings per share growth.
The company’s rate of return on capital employed was 14.7% in 2005 compared to 18.4% in both 2004 and 2003. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less nondebt current liabilities. The return on capital employed ratio measures after-tax performance; therefore net interest cost is tax-effected in the computation for consistency. For 2005, 2004 and 2003, after-tax net interest expense was $269 million, $251 million and $234 million, respectively, calculated as pretax net interest expense of $435 million, $405 million and $377 million, respectively, less income taxes applied at an assumed 38% rate.

Liquidity and Financial Condition

Anheuser-Busch’s strong financial position allows it to pursue its growth strategies while also providing substantial returns to shareholders. Accordingly, the company has established the following priorities for its available cash:

▪
Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and add capacity as needed in its existing operations, and intends to make selected investments in higher-growth international beer markets.

▪
Make substantial payments to shareholders through consistent dividend growth and the repurchase of common shares. Anheuser-Busch has paid cash dividends each year since 1933 and intends to increase dividends per share in line with the company’s long-term expected diluted earnings per share growth. The company has an ongoing common share repurchase program.

The company considers its ratio of cash flow to total debt to be one of the most important indicators of ongoing leverage, and currently targets a ratio in the 30% to 40% range in order to maintain its strong credit ratings of A1 and A+, from Moody’s and Standard & Poor’s, respectively. Based on its specific financial position and risk tolerance, Anheuser-Busch believes a strong Single A rating strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company’s ratio of cash flow to total debt was 33.6% in 2005, 37.7% in 2004, and 40.3% in 2003.

RATIO OF CASH FLOW TO TOTAL DEBT

2005
33.6%
2004
37.7%
2003
40.3%
2002
39.7%
2001
38.7%

SOURCES AND USES OF CASH
The company’s primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, share repurchases, dividends, and business investments. Information on the company’s cash flows, by category, is presented in the consolidated statement of cash flows.
Cash generated by each of the company’s business segments is projected to exceed funding requirements for that segment’s anticipated capital expenditures. Corporate spending on share repurchases and dividend payments, plus possible additional investments in international brewers, may require external financing as the company maintains its target cash flow to total debt ratio. The use of debt financing lowers the company’s overall cost of capital and the nature, extent and timing of external financing will vary depending on the company’s evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $224 million, $151 million, and $227 million at December 31, 2005, 2004, and 2003, respectively.

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL

(in millions)

2005
$2,677.5
2004
$3,121.9
2003
$2,938.3
2002
$2,624.3
2001
$2,316.0

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

OFF-BALANCE-SHEET OBLIGATIONS, COMMITMENTS AND CONTINGENCIES
Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company also has an active share repurchase program and anticipates continued share repurchase in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of shares. The company has cash commitments in the normal course of business, including operating leases. The company has no off-balance-sheet obligations specifically structured to provide earnings or tax benefits, or to avoid recognition or disclosure of assets or liabilities.
The 9% debentures due 2009 (included in debt on the consolidated balance sheet) permit holders to require repayment of the debt prior to its maturity after a decline in the company’s credit rating below investment grade. The credit downgrade must be preceded by a change in control. The total outstanding balance for this debt at December 31, 2005, is $350 million. The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $1.8 million of these notes in 2005 and $1.9 million in 2004.
The company’s fixed charge coverage ratio was 5.8X for the year ended December 31, 2005, and 7.8X for the years ended December 31, 2004 and 2003.
The company’s future cash commitments are shown below, as of December 31, 2005 (in millions).

	2006	2007 and 2008	2009 and 2010	2011 and Thereafter	Total
Capital expenditures	$106	$5	$—	$—	$111
Operating leases	45	61	49	393	548
Brewing and packaging materials	301	232	237	416	1,186
Unfunded benefits payments	61	192	123	338	714
Interest payments	407	785	711	4,254	6,157
Maturities of long-term debt	247	300	747	6,678	7,972
	$1,167	$1,575	$1,867	$12,079	$16,688

CAPITAL EXPENDITURES
During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures, with the most important financial measure of acceptability for a discretionary capital project being whether its projected discounted cash flow return on investment exceeds the company’s cost of capital.
Capital expenditures were $1.1 billion in both 2005 and 2004, $993 million in 2003 and totaled $5.1 billion over the past five years. The company expects capital expenditures of approximately $900 million in 2006 and is projecting capital spending during the five-year period 2006 - 2010 of $4.5 billion. See Note 15 for information on capital expenditures by business segment.

CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION
(in millions)
2005
$1,136.7
$979.0
2004
$1,089.6
$932.7
2003
$993.0
$877.2
2002
$834.7
$847.3
2001
$1,022.0
$834.5
Capital Expenditures
Depreciation and Amortization

SHARE REPURCHASE
The company spent $620 million, $1.7 billion, and $2.0 billion to repurchase 12.9 million, 33.2 million and 39.4 million Anheuser-Busch common shares in 2005, 2004, and 2003, respectively. Anheuser-Busch uses its share repurchase program to balance its capital structure as the company manages its cash flow to total debt ratio. All shares are repurchased under authorization of the Board of Directors. The company has historically repurchased significantly more shares each year than it has issued under stock option plans, with average net annual repurchases of 2.5% of outstanding shares for over 10 years. See Note 12 for details of common stock activity.

DIVIDENDS
Dividends are paid in the months of March, June, September and December of each year. Cash dividends paid to shareholders were $800.8 million in 2005, $742.8 million in 2004, and $685.4 million in 2003. In the third quarter of 2005, effective with the September dividend, the board of directors increased the quarterly dividend rate from $.245 to $.27 per share. This increased annual dividends to $1.03 per share, a 10.8% increase compared with $.93 per share in 2004. The dividend rate in 2004 reflected an increase of 12.0% compared with the rate of $.83 per share in 2003. Quarterly dividends per share for the first and second halves of the year, respectively, were $.245 and $.27 for 2005, $.22 and $.245 for 2004, and $.195 and $.22 for 2003.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

NET INCOME/DIVIDENDS
(in millions)
2005
$1,839.2
$800.8
2004
$2,240.3
$742.8
2003
$2,075.9
$685.4
2002
$1,933.8
$649.5
2001
$1,704.5
$614.1
Net Income
Dividends

PENSION CONTRIBUTIONS
The company made total contributions to its pension plans of $56 million, $245 million and $131 million, respectively, in calendar years 2005, 2004 and 2003. See Note 5 for additional information.

FINANCING ACTIVITIES
The company uses Securities and Exchange Commission (SEC) shelf registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2005, a total of $1.65 billion of SEC registered debt was available for issuance. The company’s debt balance decreased a total of $306.5 million in 2005, compared with an increase of $993.2 million in 2004. Details of debt increases and decreases follow.

Increases in Debt

	Amount	Interest Rate
Description	(in millions)	(fixed unless noted)
2005
U.S. Dollar Notes	$100.0	5.49%
United Kingdom Brewery Lease	52.9	6.25%
Other	2.1	Various
	$155.0
2004
U.S. Dollar Notes	$800.0	$550.0 at 5.0%; $250.0 at 4.7%
Commercial Paper, net	637.8	1.40% wtd. avg., floating
Chinese Renminbi-Denominated Bank Loans	118.4	4.7% to 8.35%
Industrial Revenue Bonds	1.0	5.875%
Other, net	6.5	Various
	$1,563.7

Decreases in Debt

	Amount	Interest Rate
Description	(in millions)	(fixed unless noted)
2005
U.S. Dollar Debentures	$350.0	$200.0 at 7.0% and
		$150.0 at 7.25%
Commercial Paper	61.6	3.31% wtd. avg., floating
Chinese Renminbi-Denominated Bank Loans	37.8	5.41% wtd. avg.
U.S. Dollar Notes	1.8	5.35%
Other	10.3	Various
	$461.5
2004
Euro Notes	$251.0	$200.0 at 6.5%; $51.0 at 4.6%
U.S. Dollar Notes	251.9	$250.0 at 7.1%; $1.9 at 5.35%
ESOP Note	46.3	8.25%
Chinese Renminbi-Denominated Bank Loans	4.8	5.57% wtd. avg.
Other, net	16.5	Various
	$570.5

In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of short-term financing. Commercial paper activity is supported by the company’s committed $2 billion bank revolving credit agreement that expires in 2010. This standby credit agreement, which has never been used, provides Anheuser-Busch with an immediate and continuing source of liquidity.
Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term debt issuance, with the company experiencing its strongest cash flows in the second and third quarters of the year, and relatively lower cash flows in the first and fourth quarters. Peak commercial paper borrowings of $1.6 billion and $1.2 billion occurred in April 2005 and October 2004, respectively. Lowest commercial paper borrowings were $515 million in September 2005 and $254 million in June 2004. Average outstanding commercial paper balances were $1.1 billion during 2005 and $756 million during 2004.

COMMON STOCK
At December 31, 2005, registered common stock shareholders numbered 53,573 compared with 54,654 at the end of 2004. The company’s common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company’s common stock at December 31, 2005 and 2004 was $42.96 and $50.73, respectively. Comparative 2005 and 2004 high and low quarterly closing prices for BUD are provided in the following table.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Price Range of Anheuser-Busch Common Stock (BUD)

	2005		2004
	High	Low	High	Low
First quarter	$50.52	$47.26	$54.01	$49.94
Second quarter	$48.10	$45.10	$54.22	$50.52
Third quarter	$46.48	$43.04	$54.29	$49.45
Fourth quarter	$44.70	$40.57	$51.07	$49.83

Critical Accounting Policies

The SEC defines a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are the accounting policies that Anheuser-Busch believes are key to a full understanding of the company’s operations and financial results. All the company’s accounting policies are in compliance with U.S. GAAP.

REVENUE RECOGNITION
The company’s revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company.

EQUITY METHOD ACCOUNTING
Anheuser-Busch applies the equity method of accounting whenever it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company’s pro rata share of the net earnings of investee companies in the income statement. Cash is received and recognized (as a reduction of the company’s investment, not equity income) only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. The company provides deferred income taxes on equity earnings in excess of dividends received. In 2005, the company had equity income of $498.1 million and received cash distributions from investees of $210.1 million. In 2004, Anheuser-Busch recognized equity income of $404.1 million and received cash distributions from investees of $179.0 million. In 2003, equity income was $344.9 million and cash received was $169.2 million. Consolidation of the company’s equity investees would not be appropriate because Anheuser-Busch does not have effective control of these entities. Therefore, alternative accounting methods are not available. See Note 2 for additional information.

DERIVATIVES
The company’s use of derivative financial instruments is limited to highly correlated hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cash flow or fair value fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. Accordingly, all the company’s derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, “Accounting for Derivatives and Related Hedging Activity.” Since company policy is to only use derivatives that will qualify for hedge accounting under FAS 133, the accounting alternative to using hedge accounting would be to voluntarily forgo using hedge accounting, which could introduce volatility into the company’s quarterly and annual earnings based on the changes in the market values of the derivatives.

ADVERTISING AND PROMOTIONAL COSTS
Advertising and promotional activities are a key element of the company’s strategy, and represent significant annual costs incurred by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while advertising media costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition.
Sales promotion costs are recognized as a reduction of net sales when incurred, as required by GAAP. There are no alternative accounting methods available.

POSTRETIREMENT PENSION, HEALTH CARE AND INSURANCE BENEFITS
Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for the majority of these plans under FAS 87, “Employer’s Accounting for Pensions,” requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term rate of return on plan assets, the discount rate applied to the projected pension benefit obligation, and the long-term growth rate for salaries.
Of the three key assumptions, only the discount rate is determined by observable market pricing, and it is based on the interest rate derived from matching future pension benefit payments with expected cash flows from high-quality, long-term corporate debt for the same periods. The discount rate used to value the company’s pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2005 rate is being used for 2006 expense calculations. For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

assumptions that will have long-term applicability. See Note 5 for information on the impact of a 1% change in key pension assumptions.
Anheuser-Busch provides health care and insurance coverage for most of its retirees after they achieve certain age and years of service requirements. Under FAS 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” the company is required to estimate the discount rate and future health care cost inflation rate in order to determine annual retiree health care and insurance expense and value the related postretirement benefit liability on the balance sheet. Similar to pensions, the discount rate is determined by observable market pricing, and it is based on the interest rate derived from matching future postretirement benefits payments with expected cash flows from high-quality, long-term corporate debt for the same periods. Health care inflation rates are recommended by the company’s actuarial consultants each year. See Note 5 for information on the impact of a 1% change in the assumed discount rate and health care inflation rate.

Risk Management

Through its operations and investments, Anheuser-Busch is exposed to foreign currency exchange, interest rate, and commodity price risks. These exposures primarily relate to beer sales to foreign customers, foreign currency denominated capital purchases, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, dividends from equity investments and changes in interest rates. In addition to long-term supply agreements, the company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps, and purchased options and collars, to manage certain of these exposures. The company has been impacted by certain changes in underlying market conditions during 2005, particularly upward cost pressure for commodities such as energy and aluminum. There have been no significant changes in Anheuser-Busch’s philosophy and approach for managing these exposures, or in the types of derivative instruments used to hedge the company’s risks.
Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes. Specific hedging strategies used depend on several factors, including the magnitude and volatility of the exposure, the cost and availability of appropriate hedging instruments, the anticipated time horizon, the commodity basis exposure, the opportunity cost, and the nature of the underlying hedged item. The company’s overall risk management goal is to strike a balance between managing its exposures to market volatility while obtaining the most favorable transaction costs possible. The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by measuring the ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive if terminating any contracts.
Counterparty default risk is considered low because derivatives are either exchange-traded instruments with frequent margin position requirements that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. Additionally, bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties. Counterparties are required to post collateral to Anheuser-Busch when they reach specified unfavorable fair-value thresholds, which are based on their credit ratings from Moody’s and Standard & Poor’s, respectively, as follows (in millions).

Counterparties rated at least A2 or A	$30
Counterparties rated A3 and A-	$15
Counterparties rated below A3 or A-	$0

The same collateral posting thresholds apply to Anheuser-Busch and its credit ratings, if the fair value position is unfavorable to the company. All collateral is cash, U.S. Treasury securities, or letters of credit. At December 31, 2005, the company held zero counterparty collateral and had zero collateral outstanding. Given the composition of the company’s derivatives portfolio, current market prices for derivatives held and the company’s credit rating, material funding needs arising from the company’s collateral arrangements are not expected.
Following is a summary of potential unfavorable changes in the fair value of the company’s derivative holdings under certain market movements during the last two years (in millions).

	2005	2004
Foreign Currency Risk — Forwards and Options	$1.0	$0.4
Interest Rate Risk — Interest Rate Swaps	$0.3	$0.2
Commodity Price Risk — Futures, Swaps and Options	$10.2	$9.3

The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for commodity price exposures. VAR forecasts fair value changes using a Monte Carlo statistical simulation model that incorporates historical correlations among various currencies and interest rates. The VAR model assumes that the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on market history and current conditions. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company’s underlying price exposures.
The volatility of foreign currencies, interest rates, and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Also, the preceding derivatives volatility analyses ignore changes in the value of the underlying hedged transactions, although the company expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions. The average daily change in fair value for interest rate swaps in 2005 was $100,000, with a computed one-day high of $1.6 million and a one-day low of zero. The average daily change in fair value for foreign exchange derivatives in 2005 was $50,000, with a computed one-day high of $200,000 and a one-day low of zero. Average daily changes for foreign exchange derivatives are computed as the monthly variance in fair value divided by the number of business days in the month.
Anheuser-Busch’s exposure to interest rate volatility related to its outstanding debt is low, because the company predominantly issues fixed-rate debt. At December 31, 2005, fixed-rate debt with an approximate average maturity of 13 years represented 83% of the company’s outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2006, and including the impact of existing fixed-to-floating interest rate swaps, an immediate 100 basis points (1.0 percentage point) increase in interest rates would result in incremental interest expense of approximately $14 million over the course of the full year.

Other Matters

FAIR VALUE OF MODELO INVESTMENT
The economic benefit of the company’s Modelo investment can be measured in two ways: through equity income, which represents Anheuser-Busch’s pro rata share in the net earnings of Modelo, and by the excess of the fair market value of the investment over its cost. The excess of fair value over the company’s cost, based on Grupo Modelo’s closing stock price on the Mexican stock exchange (Bolsa) at December 31, 2005, was $6.0 billion. Although this amount is appropriately not reflected in the company’s income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

WHOLESALER ACQUISITION
In October 2003, the company purchased the assets of a beer wholesale operation in Pomona, Calif. for $84 million in Anheuser-Busch common stock and cash. Included in the purchase were cash and other working capital of $22 million, fixed and other long-term assets of $21 million, and product distribution rights of $41 million. See Note 10 for additional information.

CERTIFICATIONS AND GOVERNANCE
The company has included the required CEO and CFO certifications regarding the quality of the company’s public disclosure as exhibits to its 2005 annual report on Form 10-K filed with the SEC. Also, a CEO certification regarding the company’s compliance with corporate governance listing standards has been submitted to the New York Stock Exchange, as required by its listing rules. Available on the company’s Web site, www.anheuser-busch.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance); codes of business conduct for directors, officers and employees; and Anheuser-Busch’s corporate governance guidelines.

ENVIRONMENTAL ISSUES
The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company’s facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.
The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company’s competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any federal or state designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company’s financial position, results of operations, or liquidity.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Management’s Responsibility for Financial Statements and
Management’s Report on Internal Control Over Financial Reporting

Management’s Responsibility for Financial Statements

The company’s financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The management of Anheuser-Busch is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report, including the reasonableness of estimates and judgments inherent in the preparation of the financial statements.
The board of directors is responsible for ensuring the independence and qualifications of audit committee members under applicable New York Stock Exchange and U.S. Securities and Exchange Commission standards. The audit committee consists of five nonmanagement directors and oversees the company’s financial reporting and internal controls system and meets with management, the independent auditors and the internal auditors periodically to review auditing and financial reporting matters. The audit committee is solely responsible for the selection and retention of the company’s independent auditors, subject to shareholder approval. The audit committee held five meetings during 2005 and its report for 2005 can be found in the company’s proxy statement.
In addition to the audits of the company’s internal control over financial reporting and management’s assessment of internal control over financial reporting, PricewaterhouseCoopers LLP, an independent registered public accounting firm, is also responsible for auditing the company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company’s financial position, operating results, cash flows, and changes in shareholders equity.

Management’s Report on Internal Control Over Financial Reporting

It is also management’s responsibility to establish and maintain adequate internal control over financial reporting, as such term is defined by the U.S. Securities and Exchange Commission. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the company conducted an assessment of the effectiveness of its internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Based on the company’s evaluation under the COSO framework, Anheuser-Busch management concluded that the company’s internal control over financial reporting was effective as of December 31, 2005. The company’s internal control over financial reporting, and management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005, have both been audited by PricewaterhouseCoopers LLP, as stated in its report.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

We have completed integrated audits of Anheuser-Busch Companies, Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on Anheuser-Busch Companies, Inc’s 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting as of December 31, 2005, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

St. Louis, MO
February 22, 2006
_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Consolidated Balance Sheet

Year Ended December 31 (in millions, except per share)	2005	2004
Assets
Current Assets:
Cash	$225.8	$228.1
Accounts receivable	681.4	696.1
Inventories	654.5	690.3
Other current assets	197.0	203.9
Total current assets	1,758.7	1,818.4
Investments in affiliated companies	3,448.2	3,150.2
Plant and equipment, net	9,041.6	8,847.4
Intangible assets, including goodwill of $1,034.5 and $984.1, respectively	1,232.6	1,191.9
Other assets	1,073.9	1,165.5
Total Assets	$16,555.0	$16,173.4
Liabilities and Shareholders Equity
Current Liabilities:
Accounts payable	$1,249.5	$1,194.8
Accrued salaries, wages and benefits	250.9	291.4
Accrued taxes	156.7	152.9
Accrued interest	123.7	125.2
Other current liabilities	201.8	204.7
Total current liabilities	1,982.6	1,969.0
Postretirement benefits	444.3	454.2
Debt	7,972.1	8,278.6
Deferred income taxes	1,682.4	1,727.2
Other long-term liabilities	1,130.3	1,076.3
Shareholders Equity:
Common stock, $1.00 par value, authorized 1.6 billion shares	1,468.6	1,463.0
Capital in excess of par value	1,601.8	1,425.3
Retained earnings	16,445.6	15,407.2
Treasury stock, at cost	(15,258.9)	(14,638.5)
Accumulated nonowner changes in shareholders equity	(913.8)	(988.9)
Total Shareholders Equity	3,343.3	2,668.1
Commitments and contingencies	—	—
Total Liabilities and Shareholders Equity	$16,555.0	$16,173.4

The footnotes on pages 46 - 61 of this report are an integral component of the company’s consolidated financial statements.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Consolidated Statement of Income

Year Ended December 31 (in millions, except per share)	2005	2004	2003
Gross sales	$17,253.5	$17,160.2	$16,320.2
Excise taxes	(2,217.8)	(2,226.0)	(2,173.5)
Net sales	15,035.7	14,934.2	14,146.7
Cost of sales	(9,579.5)	(8,982.5)	(8,449.1)
Gross profit	5,456.2	5,951.7	5,697.6
Marketing, distribution and administrative expenses	(2,730.2)	(2,590.7)	(2,498.3)
Litigation settlement	(105.0)	—	—
Operating income	2,621.0	3,361.0	3,199.3
Interest expense	(454.5)	(426.9)	(401.5)
Interest capitalized	19.9	21.9	24.4
Interest income	2.4	4.7	1.7
Other income, net	2.7	38.7	0.4
Income before income taxes	2,191.5	2,999.4	2,824.3
Provision for income taxes	(850.4)	(1,163.2)	(1,093.3)
Equity income, net of tax	498.1	404.1	344.9
Net income	$1,839.2	$2,240.3	$2,075.9

Earnings per share:
Basic	$2.37	$2.80	$2.51
Diluted	$2.35	$2.77	$2.48

The footnotes on pages 46 - 61 of this report are an integral component of the company’s consolidated financial statements.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders Equity

Year Ended December 31 (in millions, except per share)	2005	2004	2003

Common Stock, $1.00 Par Value
Balance, beginning of period	$1,463.0	$1,457.9	$1,453.4
Shares issued under stock plans	5.6	5.1	4.5
Balance, end of period	$1,468.6	$1,463.0	$1,457.9

Capital in Excess of Par Value
Balance, beginning of period	$1,425.3	$1,194.0	$1,024.5
Shares issued under stock plans	176.5	157.3	125.4
Shares issued for acquisition	—	—	44.1
Grupo Modelo capital transaction	—	74.0	—
Balance, end of period	$1,601.8	$1,425.3	$1,194.0

Retained Earnings
Balance, beginning of period	$15,407.2	$13,935.4	$12,544.0
Net income	1,839.2	2,240.3	2,075.9
Common dividends paid (per share: 2005, $1.03; 2004, $.93; 2003, $.83)	(800.8)	(742.8)	(685.4)
Deferred income tax adjustment	—	(25.9)	—
Shares issued under stock plans	—	0.2	0.9
Balance, end of period	$16,445.6	$15,407.2	$13,935.4

Treasury Stock
Balance, beginning of period	$(14,638.5)	$(12,939.0)	$(11,008.6)
Treasury stock acquired	(620.4)	(1,699.5)	(1,958.9)
Treasury stock issued for acquisition	—	—	28.5
Balance, end of period	$(15,258.9)	$(14,638.5)	$(12,939.0)

Accumulated Nonowner Changes in Shareholders Equity
Balance, beginning of period	$(988.9)	$(890.3)	$(870.7)
Foreign currency translation gains/(losses)	184.5	102.9	(229.8)
Deferred hedging gains/(losses)	(1.1)	(61.1)	65.7
Deferred securities valuation gains/(losses)	(95.6)	(76.4)	169.3
Minimum pension liability	(12.7)	(64.0)	(24.8)
Total nonowner changes in shareholders equity, net of tax	75.1	(98.6)	(19.6)
Balance, end of period	$(913.8)	$(988.9)	$(890.3)

ESOP Debt Guarantee
Balance, beginning of period	—	$(46.3)	$(90.3)
Annual debt service	—	46.3	44.0
Balance, end of period	—	$—	$(46.3)
Total Shareholders Equity	$3,343.3	$2,668.1	$2,711.7

Net Income and Nonowner Changes in Shareholders Equity
Net income	$1,839.2	$2,240.3	$2,075.9
Total nonowner changes in shareholders equity, net of tax	75.1	(98.6)	(19.6)
Combined Net Income and Nonowner Changes in Shareholders Equity	$1,914.3	$2,141.7	$2,056.3

The footnotes on pages 46 - 61 of this report are an integral component of the company’s consolidated financial statements.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended December 31 (in millions)	2005	2004	2003

Cash Flow from Operating Activities:
Net income	$1,839.2	$2,240.3	$2,075.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	979.0	932.7	877.2
Deferred income taxes	0.2	187.1	129.5
Gain on sale of business	(15.4)	(13.4)	—
Undistributed earnings of affiliated companies	(288.0)	(225.1)	(175.7)
Other, net	162.5	0.3	31.4
Operating cash flow before changes in working capital	2,677.5	3,121.9	2,938.3
(Increase)/Decrease in working capital	50.3	(181.6)	32.6
Cash provided by operating activities	2,727.8	2,940.3	2,970.9

Cash Flow from Investing Activities:
Capital expenditures	(1,136.7)	(1,089.6)	(993.0)
New business acquisitions	—	(727.9)	(156.9)
Proceeds from sale of business	48.3	302.5	—
Cash used for investing activities	(1,088.4)	(1,515.0)	(1,149.9)

Cash Flow from Financing Activities:
Increase in debt	100.0	1,443.8	1,389.0
Decrease in debt	(456.0)	(510.6)	(652.1)
Dividends paid to shareholders	(800.8)	(742.8)	(685.4)
Acquisition of treasury stock	(620.4)	(1,699.5)	(1,958.9)
Shares issued under stock plans	135.5	120.8	88.6
Cash used for financing activities	(1,641.7)	(1,388.3)	(1,818.8)
Net increase in cash during the year	(2.3)	37.0	2.2
Cash, beginning of year	228.1	191.1	188.9
Cash, end of year	$225.8	$228.1	$191.1

The footnotes on pages 46 - 61 of this report are an integral component of the company’s consolidated financial statements.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

ACCOUNTING PRINCIPLES AND POLICIES
This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc., and its subsidiaries is provided to assist in evaluating the company’s consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements that impact the reported amounts of certain assets, liabilities, revenues and expenses. All estimates are based on the company’s best information at the time and are in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates, and any such differences are recognized when incurred.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, uses the equity method of accounting for investments in which the company is able to exercise significant influence, and uses the cost method for all other equity investments. All significant intercompany transactions are eliminated. Minority interests in the company’s consolidated China subsidiaries are not material.

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

REVENUE RECOGNITION
The company’s revenue recognition practices comply with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped domestically to independent wholesalers, title transfers on shipment of product from the company’s breweries. For company-owned beer wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company’s products to retail customers. For international beer operations and sales of cans and lids, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit a park location, rather than when advance or season tickets are sold.

DELIVERY COSTS
Pass-through finished goods delivery costs reimbursed by customers are reported in sales, with an offsetting expense included in cost of sales.
Delivery costs incurred by company-owned beer wholesalers are included in marketing, distribution and administrative expenses. These costs are considered marketing related because in addition to product delivery, drivers provide substantial marketing and other customer service functions to retailers including product display, shelf space management, distribution of promotional materials, draught line cleaning and product rotation.

ADVERTISING AND PROMOTIONAL COSTS
Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $849.8 million in 2005 and $806.7 million in both 2004 and 2003. Sales promotion costs are recognized as a reduction of net sales when incurred, and totaled $716.7 million in 2005, $535.7 million in 2004, and $511.8 million in 2003.

FINANCIAL DERIVATIVES
Anheuser-Busch uses financial derivatives to mitigate the company’s exposure to volatility in commodity prices, interest rates, and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit.
The company accounts for its derivatives in accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activity,” which requires all derivatives to be carried on the balance sheet at fair value and meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Hedge accounting creates the potential for an income statement match between the changes in fair values of derivatives and the changes in cost or values of the

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

associated underlying transactions. By policy, derivatives held by the company must be designated as hedges of specific exposures at inception, with an expectation that changes in the fair value will essentially offset the change in cost or value for the underlying exposure. All of the company’s derivatives qualify for hedge accounting under FAS 133. Liquidation of derivative positions is required whenever it is subsequently determined that an underlying transaction will not occur, with the gains or losses recognized in the income statement on liquidation. The fair values of derivatives are determined from market observation or dealer quotation. Commodities derivatives currently outstanding at December 31, 2005, all have initial terms of one year or less and the associated underlying transactions are expected to occur within that timeframe.
Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of the change in fair value reported in nonowner changes in equity until the underlying transaction occurs. Amounts receivable from counterparties (unrealized hedge gains) or owed to counterparties (unrealized hedge losses) are included in current assets and current liabilities, respectively.
See Note 3 for additional information on underlying hedge categories, notional and fair values of derivatives, types and classifications of derivatives used, and gains and losses from hedging activity.

STOCK-BASED COMPENSATION
The company accounts for employee stock options in accordance with FAS 123, “Accounting for Stock-Based Compensation.” Under FAS 123, the company elects to recognize no compensation expense related to employee stock options, since options are always granted with an exercise price equal to the market price of the company’s stock on the day of grant. See Note 6 for information regarding shares granted, outstanding and exercisable under the company’s stock compensation plans.
Because of its election to not recognize compensation expense for stock options, the company makes pro forma disclosures of net income and diluted earnings per share as if compensation expense had been recognized, based on the fair value of stock options on the grant date. Had employee compensation expense been recognized based on the fair value methodology prescribed by FAS 123, the company’s net income and earnings per share for the three years ended December 31 would have been impacted as shown in the following table (in millions, except per share).
Because the company’s employee stock options are not traded on an exchange, the fair value disclosed is required to be based on a theoretical option-pricing model. Employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders.

	2005	2004	2003
Reported net income	$1,839.2	$2,240.3	$2,075.9
Pro forma stock option expense	(94.8)	(121.6)	(113.4)
Adjusted net income	$1,744.4	$2,118.7	$1,962.5

Reported basic earnings per share	$2.37	$2.80	$2.51
Pro forma stock option expense	(.13)	(.15)	(.14)
Adjusted basic earnings per share	$2.24	$2.65	$2.37

Reported diluted earnings per share	$2.35	$2.77	$2.48
Pro forma stock option expense	(.12)	(.15)	(.14)
Adjusted diluted earnings per share	$2.23	$2.62	$2.34

The fair value of stock options granted, which is hypothetically recognized in compensation expense over the vesting period to determine the pro forma earnings impact illustrated above, has been estimated on the date of grant using a binomial (lattice method) option-pricing model for 2005 and 2004 and the Black-Scholes option-pricing model for 2003. In 2005, the company began recognizing the entire fair value associated with non-forfeitable stock options in its pro forma stock compensation expense calculation as of the grant date. This means approximately 60% of total stock options expense will be recognized in the fourth quarter each year, with the remaining stock option expense associated with forfeitable options recognized ratably over the three-year option vesting period.
The fair values of options granted during 2005, 2004 and 2003 determined using either the binomial or Black-Scholes model as noted above, are as follows (in millions, except per option).

	2005	2004	2003
Fair value of each option granted	$8.81	$10.49	$13.58
Total number of options granted	11.4	14.1	14.4
Total fair value of options granted	$100.4	$147.9	$195.6

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

The binomial option-pricing model was selected for the valuation of 2005 and 2004 options because it accommodates several inputs in order to take into account multiple option exercise patterns, and essentially computes an overall value based on a weighting of each distinct pattern. Anheuser-Busch therefore believes the binomial model is a better measure of stock option value than Black-Scholes. The assumptions used in applying the company’s option pricing models follow. For illustrative purposes, the expected life, risk-free rate, and fair value per option shown above are weighted averages derived from the distinct exercise patterns.

	2005	2004	2003
Expected life of option	5.5 yrs.	5.5 yrs.	7 yrs.
Risk-free interest rate	4.4%	3.7%	4.0%
Expected volatility of Anheuser-Busch stock	21%	22%	22%
Expected dividend yield on Anheuser-Busch stock	2.5%	1.8%	1.7%

In December 2004, the Financial Accounting Standards Board issued a revised and renamed standard regarding stock compensation — FAS 123R, “Share-Based Payment.” The revised standard, which is effective for Anheuser-Busch in the first quarter of 2006, eliminates the disclosure-only election under FAS 123 and requires the recognition of compensation expense for stock options and all other forms of equity compensation generally based on the fair value of the instruments on the date of grant. In order to enhance comparability among all years presented and to provide the fullest understanding of the impact that expensing stock options has on the company, Anheuser-Busch will retrospectively apply the new standard to prior period results on adoption. As required by FAS 123R, retrospective results will include the net income and earnings per share impacts previously disclosed under FAS 123 pro forma reporting requirements. The company estimates that the impact on 2006 earnings per share from expensing stock compensation will be comparable to the pro forma impact disclosed for 2005. For financial reporting purposes, stock compensation expense will be included in either cost of sales or marketing, distribution and administrative expenses, depending on where the recipient’s cash compensation is reported, and will be classified as a corporate item for segment reporting.

INCOME TAXES
The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. The company utilizes federal, state and foreign income tax laws and regulations to reduce current cash taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, “Accounting for Income Taxes.” See Note 7 for additional information on the company’s provision for income taxes, deferred income tax assets and liabilities, and effective tax rate.

RESEARCH AND DEVELOPMENT COSTS AND START-UP COSTS
Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

CASH
Cash includes cash in banks, demand deposits, and investments in short-term marketable securities with original maturities of 90 days or less.

INVENTORIES
Inventories are valued at the lower of cost or market. The company uses the last-in, first-out method (LIFO) valuation approach to determine cost primarily for domestic production inventories, and uses average cost valuation primarily for international production and retail merchandise inventories. LIFO was used for 72% and 71% of total inventories at December 31, 2005 and 2004, respectively. Had average cost been used for all inventories at December 31, 2005 and 2004, the value of total inventories would have been $126.6 million and $126.0 million higher, respectively.
Following are the components of the company’s inventories as of December 31 (in millions).

	2005	2004
Raw materials and supplies	$386.9	$405.0
Work in process	93.5	80.0
Finished goods	174.1	205.3
Total inventories	$654.5	$690.3

INTANGIBLE ASSETS
Anheuser-Busch’s intangible assets consist of trademarks, beer distribution rights, and goodwill. Trademarks and beer distribution rights meeting criteria for separate recognition as specified by FAS 142, “Goodwill and Other Intangible Assets,” are recognized in distinct asset categories. Trademarks include purchased trademarks, brand names, logos, slogans, or other recognizable symbols associated with the company’s products. Trademarks are not amortized because they have indefinite lives. Domestic beer distribution rights are associated with company-owned beer wholesale operations and represent the exclusive legal right to sell the company’s products in defined geographic areas. The carrying values of these rights have

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

indefinite lives and are not amortized, primarily due to the company’s intent to operate its wholesalerships in perpetuity and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and China and are being amortized over their respective useful lives. The company’s distribution rights in the United Kingdom are contractually limited to 32 years and expire in 2029. Distribution rights in China are being amortized over seven years, through 2011, based on independent valuation appraisal and normal practice in China. The company analyzes its trademarks and product distribution rights for potential impairment annually, based on projected future cash flows and observation of independent beer wholesaler exchange transactions.
The company recognizes the excess of the cost of acquired businesses over the fair value of the net assets purchased as goodwill. Goodwill related to consolidated businesses is included in intangible assets on the balance sheet. Goodwill associated with the company’s equity investments (primarily Grupo Modelo, and CCU prior to its sale in late 2004) is included in investments in affiliated companies. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance, consideration of significant events or changes in the overall business environment and comparable market transactions.
Anheuser-Busch performs impairment analyses at the business unit level for consolidated goodwill and at the investee level for equity-method goodwill. Impairment testing for consolidated goodwill is a two-step process. The first step is a comparison of the fair value of the business, determined using future cash flow analysis and/or comparable market transactions, to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill to the recorded goodwill balance. Recoverability testing for equity investment goodwill is based on impairment analysis of the entire equity investment, using a combination of future cash flow analysis and consideration of pertinent business and economic factors. A review of intangible assets completed in the fourth quarter of 2005 found no impairment. See Note 4 for additional information on changes in the balances of intangible assets.

COMPUTER SYSTEMS DEVELOPMENT COSTS
The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Computer systems development costs not meeting the proper criteria for capitalization, including reengineering costs, are expensed as incurred.

PLANT AND EQUIPMENT
Fixed assets are carried at original cost less accumulated depreciation, and include expenditures for new facilities as well as expenditures that increase the useful lives of existing facilities. The cost of routine maintenance, repairs, and minor renewals is expensed as incurred. Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years. When fixed assets are retired or sold, the book value is eliminated and any gain or loss on disposition is recognized in cost of sales. The components of plant and equipment as of December 31 are summarized below (in millions).

	2005	2004
Land	$282.5	$278.9
Buildings	4,970.4	4,750.6
Machinery and equipment	12,552.9	11,907.4
Construction in progress	403.1	475.6
Plant and equipment, at cost	18,208.9	17,412.5
Accumulated depreciation	(9,167.3)	(8,565.1)
Plant and equipment, net	$9,041.6	$8,847.4

VALUATION OF SECURITIES
For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Under FAS 115, the company classifies its investments as “available for sale” and adjusts the carrying values of those securities to fair market value each period. Market valuation gains or losses are deferred in nonowner changes in equity and are not recognized in the income statement until the investment is sold.

ISSUANCE OF STOCK BY EQUITY INVESTEES
The company has elected to treat issuances or repurchases of common stock by equity investees as equity transactions per SEC Staff Accounting Bulletin No. 52, and therefore recognizes no gain or loss when shares are issued or repurchased.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

2. International Equity Investments

GRUPO MODELO
Anheuser-Busch owns a 35.12% direct interest in Grupo Modelo, S.A. de C.V. (Modelo), Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Modelo’s operating subsidiary Diblo, S.A. de C.V. (Diblo). The company’s direct investments in Modelo and Diblo give Anheuser-Busch an effective (direct and indirect) 50.2% equity interest in Diblo. Anheuser-Busch holds nine of 19 positions on Modelo’s board of directors (with the Controlling Shareholders Trust holding the other 10 positions) and also has membership on the audit committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The total cost of the company’s investments was $1.6 billion.
The carrying amount of the Modelo investment was $3,148.3 million and $2,686.2 million, respectively, at December 31, 2005 and 2004. Included in the carrying amount of the Modelo investment is goodwill of $558.0 million and $525.1 million, respectively, at December 31, 2005 and 2004. Changes in goodwill during 2005 and 2004 are due to changes in exchange rates between the U.S. dollar and Mexican peso.
Dividends received from Grupo Modelo in 2005 totaled $203.6 million, compared to $170.2 million in 2004 and $118.3 million in 2003. Dividends are paid based on a free-cash-flow distribution formula in accordance with the Investment Agreement between the companies and are recorded as a reduction in the carrying value of the company’s investment. During third quarter 2004, Modelo received a $251.0 million capital infusion into certain subsidiaries in exchange for equity in those subsidiaries. Anheuser-Busch recognized its after-tax share of the capital infusion as an equity transaction and reported an $85.4 million increase in its Grupo Modelo investment and a $74.0 million increase in capital in excess of par value, net of deferred income taxes of $11.4 million.
Summary financial information for Grupo Modelo as of and for the two years ended December 31 is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo’s consolidated operating results and financial position based on U.S. generally accepted accounting principles on a one-month lag basis, and include the impact of Anheuser-Busch’s purchase accounting adjustments.

	2005	2004	2003
Cash and marketable securities	$1,640.5	$1,419.6	$1,044.7
Other current assets	$933.3	$719.4	$744.7
Noncurrent assets	$4,592.8	$4,041.3	$3,700.1
Current liabilities	$407.1	$406.0	$382.1
Noncurrent liabilities	$411.3	$356.9	$330.4
Gross sales	$4,734.0	$4,220.8	$3,909.0
Net sales	$4,399.0	$3,862.6	$3,594.6
Gross profit	$2,315.1	$2,092.3	$1,959.1
Minority interest	$1.3	$3.5	$4.6
Net income	$966.8	$788.1	$651.0

TSINGTAO
In April 2003, the company announced a strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China, and producer of the Tsingtao brand. Under the alliance agreement, in 2003 and 2004 Anheuser-Busch invested $182 million in three mandatorily convertible bonds which required conversion into Tsingtao equity within seven years. The investment in the bonds, combined with an existing 4.5% stake in Tsingtao common stock, brought Anheuser-Busch’s total investment to $211 million. The first bond was converted in July 2003, which increased the company’s economic and voting stake in Tsingtao from 4.5% to 9.9%. Anheuser-Busch accounted for its investment on the cost basis through April 2005, when the company converted the two remaining convertible bonds into Tsingtao Series H common shares. The April 2005 conversion increased Anheuser-Busch’s economic ownership in Tsingtao from 9.9% to 27%, and its voting stake from 9.9% to 20%. Local government authorities hold the proxy voting rights for the 7% difference between the company’s voting and economic stakes. The increased economic stake allows Anheuser-Busch to nominate an additional director, giving the company two of eleven board seats and representation on related committees. Because of the increased share and voting ownership and board representation, Anheuser-Busch believes it has the ability to exercise significant influence and therefore began applying the equity method of accounting for Tsingtao in May 2005, on a one-month lag basis.
In the fourth quarter 2003, the company loaned Tsingtao $15 million for a term of five years at an annual interest rate of 1%. The loan provided Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.
The carrying value of the company’s Tsingtao investment was $224.8 million at December 31, 2005. Dividends received from Tsingtao totaled $6.5 million in 2005.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

CCU
In 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million which it accounted for using the equity method. The CCU investment indirectly increased Anheuser-Busch’s ownership interest in a previously held investment in the Argentine subsidiary of CCU to 28.6%, and the company also began applying equity accounting for that investment at that time. Dividends received from CCU totaled $8.8 million in 2004 and $50.9 million in 2003. In November 2004, Anheuser-Busch sold its 20% equity stake in CCU and recognized a pretax gain of $13.4 million, which is reported in the income statement in other income and included in international beer for business segment reporting. Due to favorable Chilean tax circumstances, the after-tax gain on the CCU sale was $14.7 million, or $.018 per share. Subsequent to the sale of CCU, the company changed the accounting for its investment in CCU-Argentina back to the cost basis because Anheuser-Busch can no longer exercise significant influence. The company’s relationship with CCU to produce and distribute Budweiser in Chile and Argentina continues.

3. Derivatives and Other Financial Instruments

DERIVATIVES
Under FAS 133, derivatives are classified as fair value, cash flow or net investment hedges (foreign currency denominated), depending on the nature of the underlying exposure. The company’s interest rate hedges are fair value hedges, while commodity cost hedges and most foreign currency denominated hedges are classified as cash flow hedges. Hedged commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs, and include aluminum, rice, corn and natural gas. Anheuser-Busch’s primary foreign currency exposures result from transactions and investments denominated in Mexican pesos, Chinese renminbi, Canadian dollars, British pounds sterling, and euros. These exposures are long, meaning the company has or generates sufficient quantities of these currencies.
Fair value hedges are accounted for by recognizing the changes in fair values for both the derivative and the underlying hedged exposure in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in cost or value of the underlying exposure is deferred in nonowner changes in shareholders equity, and later reclassified into earnings to match the impact of the underlying transaction when it occurs. Net investment hedges are accounted for in the foreign currency translation account in nonowner changes in shareholders equity. Regardless of classification, a 100% effective hedge will result in zero net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cost or value changes in the underlying exposure, there could be a net earnings impact. Gains and losses from the ineffective portion of a hedge are recognized in the income statement immediately.
Following are the notional transaction amounts and fair values for the company’s outstanding derivatives, summarized by risk category and instrument type, at December 31 (in millions, with brackets indicating a deferred loss position). Because the company hedges only with derivatives that have high correlation with the underlying transaction cost or value, changes in derivatives fair values and the underlying cost are expected to essentially offset.

	2005		2004
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
Foreign currency:
Forwards	$115.2	$(2.1)	$114.7	$0.7
Options	277.2	7.6	151.0	3.8
Total foreign currency	392.4	5.5	265.7	4.5
Interest rate:
Swaps	250.0	0.2	150.0	5.6
Commodity price:
Swaps	26.2	(3.8)	22.0	(2.9)
Futures and forwards	82.0	(1.9)	14.6	(0.9)
Options	—	—	58.3	2.4
Total commodity price	108.2	(5.7)	94.9	(1.4)
Total outstanding derivatives	$750.6	$—	$510.6	$8.7

The table below shows derivatives gains and losses deferred in nonowner changes in shareholders equity as of December 31, 2005, 2004 and 2003 (in millions). The amounts shown for 2004 and 2003 were subsequently recognized in earnings as the hedged transactions took place, mostly in the next year. The gains and losses deferred as of December 31, 2005 are generally expected to be recognized in 2006 as the underlying transactions occur. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because some of the company’s derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations. Included in the figures below are deferred option premium costs of $4.4 million, $6.5 million and $26.2 million at the end of 2005, 2004, and 2003, respectively.

	2005	2004	2003
Deferred gains	$2.6	$2.8	$86.0
Deferred losses	(6.4)	(4.9)	(26.2)
Net deferred gains/(losses)	$(3.8)	$(2.1)	$59.8

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Following are derivative gains and losses recognized in earnings during the years shown. As noted, effective gains and losses had been deferred over time and recognized simultaneously with the impact of the underlying transactions. The ineffective gains and losses were recognized immediately when it was evident they did not precisely offset changes in the underlying transactions. The ineffective gain for 2004 includes $19.5 million reported in other income related to the sale of commodity hedges that had been in place for future years. The hedges were originally placed using cost estimates which were subsequently lowered during contract renewal negotiations, resulting in significant hedge ineffectiveness in accordance with FAS 133. The company sold these hedges per policy and immediately recognized the ineffective portion of the gain.

	2005	2004	2003
Effective gains	$20.1	$65.7	$14.4
Effective losses	(8.1)	(15.3)	(16.2)
Net effective gains/(losses)	$12.0	$50.4	$(1.8)
Net ineffective gains	$0.2	$26.5	$1.3

CONCENTRATION OF CREDIT RISK
The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS
Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable, and long-term debt. Accounts receivable include allowances for doubtful accounts of $15.3 million and $12.5 million, at December 31, 2005 and 2004, respectively. The fair value of long-term debt, excluding commercial paper, and estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $8.3 billion and $7.7 billion at December 31, 2005 and 2004, respectively.

4. Intangible Assets

The following table shows the activity in goodwill, beer distribution rights and trademarks during the three years ended December 31 (in millions).

			Beer
			Distribution
	Trademarks	Goodwill	Rights
Balance at Dec. 31, 2002	$—	$1,025.4	$173.7

Domestic beer wholesaler acquisition	—	—	47.3
Domestic beer wholesaler disposition	—	—	(1.0)
Amortization of international distribution rights	—	—	(0.8)
Foreign currency translation	—	(35.5)	2.1
Balance at Dec. 31, 2003	—	989.9	221.3

Domestic beer wholesaler acquisition	—	21.2	10.6
Disposition of domestic beer wholesaler equity investment	—	—	(40.1)
Harbin acquisition	44.4	613.8	15.4
CCU disposition	—	(126.0)	—
Amortization of international distribution rights	—	—	(1.8)
Foreign currency translation	—	10.3	1.5
Balance at Dec. 31, 2004	44.4	1,509.2	206.9

Domestic beer wholesaler disposition	—	—	(5.6)
Disposition of domestic beer wholesaler equity investment	—	—	(20.9)
Harbin purchase accounting adjustments	—	34.3	—
Amortization of international distribution rights	—	—	(3.1)
Foreign currency translation	1.1	49.0	(2.0)
Balance at Dec. 31, 2005	$45.5	$1,592.5	$175.3

The international beer distribution rights have a combined gross cost of $45.5 million and a remaining unamortized balance of $32.0 million at December 31, 2005. The company expects amortization expense of approximately $3.1 million per year related to international distribution rights over the next five years.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

5. Retirement Benefits

PENSION PLANS
The company sponsors pension plans for its employees. Total pension expense for the three years ended December 31 is presented in the following table (in millions). Contributions to multiemployer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for multiemployer and defined contribution plans equals cash contributions for all years shown.

	2005	2004	2003
Single-employer defined benefit plans	$156.4	$118.6	$73.7
Multiemployer plans	16.8	16.8	16.8
Defined contribution plans	19.1	18.9	18.4
Total pension expense	$192.3	$154.3	$108.9

Net annual pension expense for single-employer defined benefit plans was composed of the following for the three years ended December 31 (in millions).

	2005	2004	2003
Service cost (benefits earned during the year)	$94.2	$86.6	$74.7
Interest cost on projected benefit obligation	168.3	159.2	151.9
Assumed return on plan assets	(194.9)	(189.2)	(188.9)
Amortization of prior service cost
and net actuarial losses	88.8	62.0	36.0
Net annual pension expense	$156.4	$118.6	$73.7

The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow. The measurement date for the company’s pension accounting is October 1.

	2005	2004	2003
Annual expense:
Discount rate	6.0%	6.25%	6.75%
Long-term rate of return on plan assets	8.5%	8.5%	8.5%
Wtd. avg. rate of compensation increase	4.25%	4.25%	4.25%
Funded status:
Discount rate	5.5%	6.0%	6.25%
Wtd. avg. rate of compensation increase	4.0%	4.25%	4.25%

For informational purposes, following is a summary of the potential impact on 2006 annual pension expense of a hypothetical 1% change in actuarial assumptions (in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company’s pension funding requirements.

		Impact of	Impact of
Assumption	2005 Rate	1% Increase	1% Decrease
Long-term asset return	8.5%	$(23.2)	$23.2
Discount rate	6.0%	$(43.4)	$58.5
Salary growth rate	4.25%	$21.5	$(19.2)

The following table provides a reconciliation between the funded status of single-employer defined benefit plans and the prepaid pension asset on the balance sheet for the two years ended December 31 (in millions). Unrecognized actuarial losses represent changes in the estimated projected benefit obligations (primarily due to changes in assumed discount rates) which have not yet been recognized in the balance sheet or income statement. The impact of these actuarial changes is amortized into net annual pension expense over the remaining service period for active employees, which is approximately ten years for each of the years shown.

	2005	2004
Funded status — plan assets (less than)
projected benefit obligation	$(880.0)	$(705.9)
Unrecognized net actuarial loss	1,136.2	1,087.3
Unamortized prior service cost	131.1	146.4
Prepaid pension asset	$387.3	$527.8

The following tables present changes in the projected benefit obligation, changes in the fair value of plan assets, and a comparison of plan assets and the accumulated benefit obligation for single-employer defined benefit plans for the two years ended December 31 (in millions). The projected benefit obligation is the actuarial net present value of all benefits related to employee service rendered to date, including assumptions of future annual compensation increases to the extent appropriate. The accumulated benefit obligation is the actuarial present value of benefits for services rendered to date, with no consideration of future compensation.

	2005	2004
Projected benefit obligation, beginning of year	$2,894.0	$2,575.6
Service cost	94.2	86.6
Interest cost	168.3	159.2
Plan amendments	6.7	56.1
Actuarial loss	205.8	183.4
Foreign currency translation	(6.6)	4.1
Benefits paid	(172.5)	(171.0)
Projected benefit obligation, end of year	$3,189.9	$2,894.0

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

	2005	2004
Fair value of plan assets, beginning of year	$2,188.1	$1,935.1
Actual return on plan assets	282.4	211.8
Employer contributions	15.8	172.7
Foreign currency translation	(3.9)	2.2
Benefits paid	(172.5)	(171.0)
Fair value of plan assets, end of year	$2,309.9	$2,150.8

	2005	2004
Plans with accumulated benefit obligation
in excess of assets:
Accumulated benefit obligation	$(2,890.9)	$(2,622.0)
Plan assets	2,309.9	2,150.8
Accumulated benefit obligation
exceeding assets	$(581.0)	$(471.2)

Required funding for the company’s defined benefit pension plans is determined in accordance with guidelines set forth in the federal Employee Retirement Income Security Act (ERISA). Additional contributions to enhance the funded status of pension plans can be made at the company’s discretion. The company plans to make required pension contributions totaling $58 million for all plans throughout 2006, and provided additional discretionary pension funding of $214 million in January 2006. Anheuser-Busch made accelerated pension contributions of $187 million and $75 million in 2004 and 2003, respectively. Projections indicated that Anheuser-Busch would have been required to contribute these amounts in future years, but the company chose to make the contributions early in order to enhance the funded status of the plans.
Recognition of a minimum pension liability in nonowner changes in equity is necessary whenever the accumulated pension benefit obligation exceeds plan assets. Recording a minimum pension liability has no impact on annual pension expense or funding requirements. Summarized in the following table are the components of the company’s minimum pension liability for the two years ended December 31 (in millions).

	2005	2004
Minimum pension liability — domestic plans	$(968.4)	$(961.7)
Minimum pension liability — equity investments	(39.2)	(42.4)
Intangible asset — unrecognized prior service costs	132.6	150.8
Deferred income taxes	345.3	336.3
Net minimum pension liability	$(529.7)	$(517.0)

Following is information regarding the allocation of the company’s pension plan assets as of December 31, 2005 and 2004, target allocation for 2006, and weighted average expected long-term rates of return by asset category.

	Percentage of	Percentage of	Target Asset	Wtd. Avg. Expected
	Plan Assets at	Plan Assets at	Allocation for	Long-Term
Asset Category	Dec. 31, 2004	Dec. 31, 2005	2006	Rate of Return
Equity securities	69%	70%	69%	10.0%
Debt securities	27%	26%	27%	5.0%
Real estate	4%	4%	4%	7.0%
Total	100%	100%	100%	8.5%

Asset allocations are intended to achieve a total asset return target over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense, and funding requirements. Expected returns, risk, and correlation among asset classes are based on historical data and investment advisor input. As noted, annual pension expense includes assumptions regarding the rate of return on plan assets. The assumed rate of return is consistent with Anheuser-Busch’s long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable or unfavorable differences between the assumed and actual returns on plan assets are generally recognized in periodic pension expense over the subsequent five years. The actual rate of return on plan assets net of investment manager fees was 14%, 12% and 18% for 2005, 2004 and 2003, respectively.
The company assumes prudent levels of risk to meet overall pension investment goals. Risk levels are managed through formal and written investment guidelines. Portfolio risk is managed by having well-defined long-term strategic asset allocation targets. The company avoids tactical asset allocation and market timing and has established disciplined rebalancing policies to ensure asset allocations remain close to targets. The company’s asset allocations are designed to provide broad market diversification, which reduces exposure to individual companies, industries and sectors of the market. With the exception of the U.S. government and its agencies, investment exposure to any single entity is limited to a maximum 5% of any single fund. Pension assets do not include any direct investment in Anheuser-Busch debt or equity securities.
Derivatives use is permitted by investment funds to hedge exposure to foreign currency denominated stocks and securitize cash in investment portfolios where appropriate to achieve overall investment policy objectives. By policy, derivatives used

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

must be simple structures with high liquidity and be either exchange-traded or executed with high credit rated counterparties. Leveraged transactions, short selling, illiquid derivative instruments, and margin transactions are prohibited.

POSTRETIREMENT HEALTH CARE AND INSURANCE BENEFITS
The company provides certain health care and life insurance benefits to eligible retired employees. Through December 31, 2005, participants were required to have at least 10 years of service after the age of 45 to become eligible for any retiree health care benefits. Effective January 1, 2006, participants must have at least 10 years of continuous service after reaching age 48 to become eligible. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.
Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions). During 2004, Anheuser-Busch began recognizing the estimated impact of the Medicare Prescription Drug Improvement and Modernization Act, which provides federal payments to sponsors of retiree health care plans, such as Anheuser-Busch. On adoption of the Act, the company made a one-time $40.1 million reduction to its accumulated postretirement benefits obligation which is accounted for as an actuarial gain and amortized over the remaining service life of participating employees, approximately 9 years. Additionally, applying the Act has reduced annual retiree health care expense by approximately $7 million.

	2005	2004	2003
Service cost	$25.6	$22.3	$19.7
Interest cost on accumulated
postretirement benefits obligation	39.3	34.8	37.9
Amortization of prior service benefit	(11.4)	(11.4)	(11.5)
Amortization of actuarial loss/(gain)	14.1	4.2	2.3
Net periodic postretirement
benefits expense	$67.6	$49.9	$48.4

The following table summarizes the components of postretirement benefits obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended December 31 (in millions). As of December 31, 2005 and 2004, $61.0 million and $46.8 million, respectively, of the company’s total post-retirement benefits liability was classified as current. Unrecognized net actuarial losses represent changes in the estimated accumulated benefits obligation which have not yet been recognized in the balance sheet or income statement. These changes are primarily due to changes in assumed discount rates and unfavorable increases in health care costs. The impact of the changes is amortized into annual postretirement benefits expense over the remaining service life of participating employees. Postretirement benefits obligations are not prefunded, and there are no assets associated with the plans.

	2005	2004
Accumulated postretirement benefits obligation,
beginning of year	$600.4	$600.4
Service cost	25.6	22.3
Interest cost	39.3	34.8
Actuarial loss	152.2	3.8
Plan amendments	(99.9)	—
Benefits paid	(63.3)	(60.9)
Accumulated postretirement benefits obligation,
end of year	654.3	600.4
Unrecognized prior service benefits	105.0	16.5
Unrecognized net actuarial losses	(254.0)	(115.9)
Total postretirement benefits liability	$505.3	$501.0

The key actuarial assumptions used to determine net postretirement benefits expense and the accumulated postretirement benefits obligation for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate and then remain constant thereafter. The measurement date for the company’s retiree health care accounting is December 31.

	2005	2004	2003
Discount rate	5.5%	6.0%	6.25%
Initial health care inflation rate	8.9%	9.7%	10.45%
Future health care inflation rate	5.0%	5.0%	5.0%
Year health care trend rate assumed
to become constant	2012	2012	2012

For informational purposes, following is a summary of the potential impact on net periodic postretirement benefits expense and the accrued postretirement benefits liability of a hypothetical 1% change in the assumed health care inflation rate (in millions). Brackets indicate a reduction in expense or liability.

	1% Increase	1% Decrease
Net periodic postretirement benefits expense	$7.9	$(6.9)
Accrued postretirement benefits liability	$33.0	$(38.9)

ESTIMATED FUTURE RETIREMENT BENEFITS PAYMENTS
Following are retirement benefits expected to be paid in future years, based on employee data and plan assumptions, as of December 31, 2005 (in millions). The amounts shown for pensions include payments related to supplemental executive retirement plans of $4 million, $77 million, $3 million, $4 million and $7 million, for the years 2006 through 2010, respectively, and a total of $58 million for 2011-2015. Payments for supplemental executive retirement and retiree health care are unfunded and therefore constitute future cash commitments of the company.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Health Care
	Pensions	and Insurance
2006	$179.4	$56.5
2007	$235.3	$56.4
2008	$167.7	$55.9
2009	$192.2	$55.6
2010	$211.5	$55.8
2011-2015	$1,252.8	$279.5

EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS
The company sponsors employee stock purchase and savings plans (401(k) plans), which are voluntary defined contribution plans in which most regular employees are eligible for participation. Under the 401(k) plans, the company makes matching cash contributions for up to 6% of employee pretax savings. The company’s matching contribution percentage is established annually based on a formula that considers both consolidated net income and total employee costs. From 1989 through the first quarter of 2004, the company’s 401(k) expense was favorably impacted by the funding of a portion of the company’s matching obligation through qualified Employee Stock Ownership Plans (ESOPs), which expired in March 2004. Total 401(k) expense was $63.6 million, $50.9 million and $17.0 million for 2005, 2004 and 2003, respectively.

6. Stock-Based Compensation

STOCK OPTIONS
Under the terms of the company’s stock option plans, officers, certain other employees and non-employee directors may be granted options to purchase the company’s common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2005, 2004, and 2003, a total of 121 million, 95 million, and 100 million shares, respectively, were designated for future issuance of common stock under existing stock option plans. The company’s stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets, or complete liquidation of the company.
The income tax benefit related to the exercise of employee stock options (recognized as a reduction of current taxes payable and an increase in paid-in-capital) was $41.6 million for the years ended December 31, 2005 and 2004, and $41.3 million for the year ended December 31, 2003. The income tax benefit is based on the income realized by the employee on the date of exercise.

Following is a summary of stock option activity and pricing for the years shown (options in millions).

		Wtd. Avg.		Wtd. Avg.
	Options	Exercise	Options	Exercise
	Outstanding	Price	Exercisable	Price
Balance, Dec. 31, 2002	74.1	$38.33	44.0	$33.09
Granted	14.4	$52.23
Exercised	(5.0)	$22.54
Cancelled	(0.1)	$45.15
Balance, Dec. 31, 2003	83.4	$41.67	55.2	$37.43
Granted	14.1	$50.30
Exercised	(5.5)	$26.15
Cancelled	(0.2)	$48.13
Balance, Dec. 31, 2004	91.8	$43.93	64.1	$40.92
Granted	11.4	$43.83
Exercised	(5.9)	$25.48
Cancelled	(0.8)	$49.38
Balance, Dec. 31, 2005	96.5	$45.01	71.5	$44.06

Non-employee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock instead of cash. If all non-employee directors eligible to own the company’s common stock elected to receive their 2006 annual retainer in shares, the total number of shares issued would be 16,760, based on the closing price for the company’s common stock at December 31, 2005.
The following table provides additional information regarding options outstanding and options that were exercisable as of December 31, 2005.

	Options Outstanding			Options Exercisable
Range of		Wtd. Avg.	Wtd. Avg.		Wtd. Avg.
Exercise		Remaining	Exercise		Exercise
Prices	Number	Life	Price	Number	Price
$10-29	10.1	2.2 yrs	$25.90	10.1	$25.90
$30-39	8.1	3.7 yrs	$37.84	8.1	$37.84
$40-49	50.2	6.6 yrs	$46.49	38.8	$47.26
$50-54	28.1	8.2 yrs	$51.29	14.5	$51.60
$10-54	96.5	6.4 yrs	$45.01	71.5	$44.06

RESTRICTED STOCK
In January 2006, the company granted shares of restricted stock to officers and certain other employees. Shares of restricted stock either vest ratably over a three year period (time-based shares), or vest in pre-specified percentages at the end of three years based on total BUD shareholder return performance ranked against the S&P 500 over that period (performance-based shares). The performance-based shares were granted to members of the company’s Strategy Committee. All other employees received time-based shares. The company granted a total of 168,557 performance-based shares and 403,827 time-based shares. In accordance with FAS 123R, compensation expense will be based on the grant date

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

fair values of $43.39 per share for time-based shares and $35.58 per share for performance-based shares, and will be recognized over the three year vesting or performance evaluation period, respectively.

7. Income Taxes

Following are the components of the provision for income taxes for the three years ended December 31 (in millions).

	2005	2004	2003
Current tax provision:
Federal	$712.0	$772.6	$813.1
State	129.8	170.0	142.6
Foreign	8.4	33.5	8.1
Total current provision	850.2	976.1	963.8
Deferred tax provision:
Federal	(3.3)	168.7	112.1
State	(9.0)	18.4	17.0
Foreign	12.5	—	0.4
Total deferred provision	0.2	187.1	129.5
Total tax provision	$850.4	$1,163.2	$1,093.3

The deferred income tax provision is a non-cash expense and results from temporary differences between financial reporting and income tax filing in the timing of certain income and expense items and in the basis of assets and liabilities. The primary temporary differences relate to depreciation on fixed assets, pension contributions and accrued U.S. taxes on equity income, net of applicable foreign tax credits. Anheuser-Busch operates in multiple legal jurisdictions that subject it to tax audits in the U.S. and various foreign countries. The company believes it has made adequate provisions in all jurisdictions for all years remaining subject to audit.
The company’s deferred income tax liabilities and deferred income tax assets as of December 31, 2005 and 2004, are summarized by category in the following table (in millions). Deferred income tax liabilities result primarily from income tax deductions being received prior to expense recognition for financial reporting purposes. Deferred income tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for income tax purposes, and for minimum pension liabilities. Deferred income taxes are not provided on undistributed earnings of consolidated foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $205.6 million and $187.9 million, respectively, at December 31, 2005 and 2004.

	2005	2004
Deferred income tax liabilities:
Fixed assets	$1,839.4	$1,902.6
Accelerated pension contributions	219.8	221.3
Accrued net U.S. taxes on equity earnings	188.3	162.3
Other	177.9	211.7
Total deferred income tax liabilities	2,425.4	2,497.9
Deferred income tax assets:
Minimum pension obligation	334.3	324.4
Postretirement benefits	206.9	199.7
Spare parts and production supplies	77.0	74.8
Compensation-related obligations	72.2	74.9
Accrued liabilities and other	111.6	152.6
Total deferred income tax assets (1)	802.0	826.4
Net deferred income taxes	$1,623.4	$1,671.5

Note 1:	Deferred income tax assets of $59.0 million and $55.7 million are classified in other current assets at December 31, 2005 and 2004, respectively.

Valuation allowances of $67.0 million and $32.2 million have been provided for deferred income tax assets for which realization is uncertain as of December 31, 2005 and 2004, respectively. The increase in valuation allowances in 2005 is due to foreign operations and the allowance provided for the capital loss carry forward relating to the third quarter litigation settlement. The company has recorded the litigation settlement on the basis that the entire amount is a capital loss, which is only deductible for income tax purposes to the extent Anheuser-Busch has qualifying capital gains. The company did not have sufficient capital gains available in 2005 or the three prior tax years to allow a current deduction of the full amount. The portion of the loss not deducted in 2005 can be carried forward and applied against future capital gains for up to five years.
A reconciliation between the U.S. federal statutory income tax rate and Anheuser-Busch’s effective income tax rate for the three years ended December 31 is presented below.

	2005	2004	2003
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.6	3.9	3.7
Impact of foreign operations	0.7	0.6	0.7
Other items, net	(0.5)	(0.7)	(0.7)
Effective tax rate	38.8%	38.8%	38.7%

In October 2004, the American Jobs Creation Act was signed into law. The Act provides annual income tax deductions on income from certain domestic manufacturing activities, with increasing deduction levels phased in through 2010. The company recorded an initial income tax benefit under the Act of $22.2 million in 2005, and anticipates receiving increasing on-going future benefits related to qualifying manufacturing activities. The Act also created a one-time opportunity to repatriate income retained by overseas operations at substantially reduced U.S. income tax rates. The company

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

elected to not repatriate consolidated income reinvested overseas as these funds are being used to expand local operations. The reduced U.S. income tax rate applied to the Modelo dividends received in 2005.
In 2004, Anheuser-Busch identified a $25.9 million balance sheet reclassification related to the 1996 spin-off of its Campbell Taggart bakery subsidiary. The company increased its deferred income tax liability by $25.9 million and decreased retained earnings by the same amount. The reclassification had no impact on the company’s results of operations, total assets, or cash flows.

8. Debt

The company uses SEC shelf registrations for debt issuance efficiency and flexibility, and currently has $1.65 billion in registered debt available for issuance. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented. The company has the ability and intent to refinance its entire debt portfolio on a long-term basis and therefore classifies all debt as long-term. Debt at December 31 consisted of the following (in millions).

	2005	2004
U.S. dollar notes due 2006 to 2023,
interest rates from 4.375% to 7.5%	$3,576.2	$3,478.0
U.S. dollar debentures due 2009 to 2043,
interest rates from 5.95% to 9.0%	2,600.0	2,950.0
Commercial paper, interest rates of 4.39% and 2.18%,
respectively, at year-end	1,102.6	1,164.2
Industrial revenue bonds due 2006 to 2038, interest
rates from 4.6% to 7.4%	271.7	271.8
Medium-term notes due 2010, interest rate 5.625%	200.0	200.0
Chinese renminbi-denominated bank loans due 2006
to 2009, interest rates from 4.7% to 6.7%	75.8	113.6
U.S. dollar EuroNotes due 2006, interest rate 4.51%	100.0	100.0
Miscellaneous items	66.1	23.4
Unamortized debt discounts	(20.3)	(22.4)
Total debt	$7,972.1	$8,278.6

The fixed interest rates on the company’s 4.51% EuroNotes and 5.60% and 5.49% U.S. dollar notes (total notional value of $250.0 million in 2005 and $150.0 million in 2004) were swapped to LIBOR-based floating rates when issued. The weighted average effective interest rates for this debt during 2005 and 2004 were 3.21% and 1.35%, respectively, while year-end rates were 4.29% and 2.28%, respectively.
The weighted-average interest rates for commercial paper borrowings during 2005, 2004, and 2003 were 3.31%, 1.40%, and 1.08%, respectively. The company has in place a single committed $2 billion revolving credit agreement that expires in October 2010, to support the company’s commercial paper program. The agreement is syndicated among 17 banks, has no financial covenants, and does not designate a material adverse change as a default event or as an event prohibiting a borrowing. Credit rating triggers in the agreement pertain only to annual fees and the interest rate applicable to any potential borrowing, not to the availability of funds. There have been no borrowings under the agreement for any year shown. Annual fees for the agreement were $1.2 million for 2005, 2004 and 2003. Commercial paper borrowings up to $2 billion are classified as long-term, as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2 billion will be classified as short-term.

9. Harbin Group Acquisition

In July 2004, the company completed the purchase of Harbin Brewery Group, the fifth-largest brewer in China. Anheuser-Busch began including operating results for Harbin in the company’s consolidated results on a one-month-lag basis beginning with the third quarter of 2004.
Anheuser-Busch paid a total of $694 million for one billion outstanding shares representing 100% of Harbin, with the purchase price allocated as shown below (in millions). Adjustments to the initial purchase price allocation resulted from detailed analysis of assets and liabilities at each Harbin Brewery location.

	Preliminary		Final
Description	Allocation	Adjustments	Allocation
Working capital deficit	$(27.9)	$(28.8)	$(56.7)
Property, plant and equipment	173.1	(0.4)	172.7
Identifiable intangible assets	59.8	—	59.8
Goodwill	613.8	34.3	648.1
Long-term debt assumed	(118.4)	—	(118.4)
Net other liabilities	(6.6)	(5.1)	(11.7)
Total purchase price	$693.8	$—	$693.8

An independent appraiser performed the valuation of acquired Harbin assets and liabilities. Identifiable intangible assets consist of trademarks valued at $44.4 million and a wholesaler distribution network valued at $15.4 million. The Harbin debt assumed was a portfolio of small-scale renminbi-denominated loans with a weighted average interest rate of 5.57% and maturities ranging from 2005 through 2009. The majority of this debt was due and settled in 2005. None of the Harbin goodwill is deductible for tax purposes.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

10. Supplemental Cash Flow Information

Accounts payable include $99 million and $111 million of outstanding checks at both December 31, 2005 and 2004. Supplemental cash flows information for the three years ended December 31 is presented in the following table (in millions).

	2005	2004	2003
Cash paid during the year:
Interest, net of interest capitalized	$436.0	$390.3	$369.0
Income taxes	$814.7	$962.3	$952.2
Excise taxes	$2,217.3	$2,229.1	$2,169.4
Noncash investing activity:
Issuance of treasury stock related to wholesaler acquisition (1)	$—	$—	$72.6
Change in working capital:
(Increase)/decrease in current assets:
Accounts receivable	$14.7	$(26.7)	$(39.0)
Inventories	35.8	(102.8)	(23.9)
Other current assets	6.9	(21.6)	(60.5)
Increase/(decrease) in current liabilities:
Accounts payable	54.7	101.1	107.1
Accrued salaries, wages and benefits	(40.5)	2.5	1.4
Accrued taxes	3.8	(10.2)	(17.9)
Accrued interest	(1.5)	14.8	8.1
Other current liabilities	(2.9)	3.6	(29.2)
Derivatives fair value adjustment	(9.8)	(91.3)	77.2
Working capital adjustment for acquisition/disposition	(10.9)	(51.0)	9.3
Net (increase)/decrease in working capital	$50.3	$(181.6)	$32.6

Note 1:	Recorded as a reduction in treasury stock for the company’s average cost of the shares ($28.5) and an increase in capital in excess of par value for the remainder ($44.1).

11. Accumulated Nonowner Changes In Shareholders Equity

The components of accumulated nonowner changes in shareholders equity as of December 31 are summarized below (in millions).

	2005	2004
Foreign currency translation	$(382.0)	$(566.5)
Deferred hedging losses	(2.4)	(1.3)
Deferred securities valuation gains	0.3	95.9
Minimum pension liability	(529.7)	(517.0)
Accumulated nonowner changes
in shareholders equity	$(913.8)	$(988.9)

Deferred tax assets of $1.4 million and $0.8 million have been recognized for deferred hedging losses as of December 31, 2005 and 2004, respectively, while deferred income tax liabilities of $0.2 million and $54.0 million have been provided for deferred securities valuation gains, respectively. The decline in deferred securities valuation gains is due to conversion of the Tsingtao convertible bonds in 2005. See Note 2 for additional information. See Note 5 for deferred taxes related to minimum pension liabilities. The majority of foreign currency translation losses relate to equity investments (primarily Grupo Modelo) whose operations are reported in Anheuser-Busch’s financial statements on a net-of-tax basis.

12. Preferred and Common Stock

COMMON STOCK ACTIVITY
Common stock activity for the three years ended December 31 is summarized below (shares in millions).

	2005	2004	2003
Common Stock:
Beginning common stock	1,463.0	1,457.9	1,453.4
Shares issued under stock plans	5.6	5.1	4.5
Common stock	1,468.6	1,463.0	1,457.9
Treasury Stock:
Beginning treasury stock	(678.0)	(644.8)	(606.8)
Treasury stock acquired	(12.9)	(33.2)	(39.4)
Treasury stock issued	—	—	1.4
Cumulative treasury stock	(690.9)	(678.0)	(644.8)
Net common stock outstanding	777.7	785.0	813.1

EARNINGS PER SHARE OF COMMON STOCK
Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding for the year. Diluted earnings per share are computed using the weighted-average number of common shares outstanding, plus an adjustment for the dilutive effect of unexercised in-the-money stock options. A reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to net income for any year shown for purposes of calculating earnings per share.

	2005	2004	2003
Basic weighted average shares outstanding	777.5	798.9	826.2
Weighted average stock option shares	5.1	9.6	10.8
Diluted weighted average shares outstanding	782.6	808.5	837.0

COMMON STOCK REPURCHASE
The board of directors has approved resolutions authorizing the company to repurchase shares of its common stock. At December 31, 2005, approximately 31 million shares remained available for repurchase under a March 2003 board authorization totaling 100 million shares. The company repurchased 12.9 million common shares in 2005, 33.2 million shares in 2004, and 39.4 million shares in 2003, for $620.4 million, $1,699.5 million, and $1,958.9 million, respectively.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

PREFERRED STOCK
At December 31, 2005 and 2004, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

13. Contingencies

In the third quarter 2005, Anheuser-Busch and its outside insurance companies settled all claims associated with previously disclosed lawsuits filed by Maris Distributing Company. As a result of the settlement, the company paid $120 million, resulting in a $105 million pretax charge ($.12 per share) which is reported as a separate line item on a pretax basis in the income statement. The settlement is classified as a corporate item for segment reporting.
The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and the ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings, and other contingencies, either individually or in the aggregate, will not materially affect the company’s financial position, results of operations or liquidity.

14. Quarterly Financial Data (unaudited)

Following is selected quarterly information for 2005 and 2004 (in millions, except per share).

Year Ended Dec. 31, 2005
	Net	Gross	Net	Earnings Per Share
	Sales	Profit	Income	Basic	Diluted
1st Qtr	$3,563.7	$1,336.5	$512.8	$.66	$.65
2nd Qtr	4,018.1	1,542.1	607.0	.78	.78
3rd Qtr	4,088.5	1,574.7	518.2	.67	.66
4th Qtr	3,365.4	1,002.9	201.2	.26	.26
Annual	$15,035.7	$5,456.2	$1,839.2	$2.37	$2.35

Year Ended Dec. 31, 2004
	Net	Gross	Net	Earnings Per Share
	Sales	Profit	Income	Basic	Diluted
1st Qtr	$3,477.0	$1,403.7	$549.9	$.68	$.67
2nd Qtr	4,010.0	1,678.8	673.5	.84	.83
3rd Qtr	4,080.1	1,718.8	684.4	.86	.85
4th Qtr	3,367.1	1,150.4	332.5	.42	.42
Annual	$14,934.2	$5,951.7	$2,240.3	$2.80	$2.77

15. Business Segments

The company categorizes its operations into four business segments: domestic beer, international beer, packaging and entertainment.
The domestic beer segment consists of the company’s U.S. beer manufacturing and company-owned beer wholesale sales operations, including vertically integrated rice, barley and hops operations.
The international beer segment consists of the company’s export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements, and equity investments. Principal foreign markets for sale of the company’s products are China, the United Kingdom, Canada, Mexico and Ireland. The company attributes foreign sales based on the location of the distributor purchasing the product.
The packaging segment is composed of the company’s aluminum beverage can and lid manufacturing, aluminum recycling, label printing, and glass manufacturing operations. Cans and lids are produced for both the company’s domestic beer operations and external customers in the U.S. soft drink industry.
The entertainment segment consists of the company’s SeaWorld, Busch Gardens and other adventure park operations.
Following is Anheuser-Busch business segment information for 2005, 2004, and 2003 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments. Effective in 2005, the company’s transportation business is included within the domestic beer segment and its real estate business is reported as a corporate item. These businesses previously comprised the “other” segment. Segment results for 2004 and 2003 have been updated to conform to the 2005 reporting convention. The change in composition is not material for any segment or for any period presented.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

	Domestic	International			Corporate &
2005	Beer	Beer	Packaging	Entertainment	Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,067.6	1,165.5	2,383.6	1,084.8	(448.0)	$17,253.5
Net sales - intersegment	$2.7	—	871.1	—	(873.8)	$—
Net sales - external	$11,079.8	932.8	1,512.5	1,084.8	425.8	$15,035.7
Depreciation and amortization	$706.6	52.1	83.3	93.9	43.1	$979.0
Income before income taxes	$2,675.6	86.5	141.5	205.9	(918.0)	$2,191.5
Equity income, net of tax	$—	498.1	—	—	—	$498.1
Net income	$1,658.9	551.7	87.7	127.7	(586.8)	$1,839.2

Balance Sheet Information
Total assets	$8,019.0	5,049.2	764.4	1,400.8	1,321.6	$16,555.0
Equity method investments	$—	3,373.1	—	—	—	$3,373.1
Goodwill	$21.2	1,261.1	21.9	288.3	—	$1,592.5
Foreign-located fixed assets	$—	510.3	—	—	—	$510.3
Capital expenditures	$851.7	72.8	55.0	104.2	53.0	$1,136.7

	Domestic	International			Corporate &
2004 (2)	Beer	Beer	Packaging	Entertainment	Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,388.5	1,015.1	2,276.8	989.3	(509.5)	$17,160.2
Net sales - intersegment	$2.8	—	880.1	—	(882.9)	$—
Net sales - external	$11,364.9	809.9	1,396.7	989.3	373.4	$14,934.2
Depreciation and amortization	$680.5	35.0	83.9	91.8	41.5	$932.7
Income before income taxes	$3,279.0	130.9	163.9	172.7	(747.1)	$2,999.4
Equity income, net of tax	—	404.1	—	—	—	$404.1
Net income	$2,033.0	485.3	101.6	107.1	(486.7)	$2,240.3

Balance Sheet Information
Total assets	$7,857.9	4,683.9	800.8	1,378.9	1,451.9	$16,173.4
Equity method investments	$—	2,686.2	—	—	—	$2,686.2
Goodwill	$21.2	1,177.8	21.9	288.3	—	$1,509.2
Foreign-located fixed assets	$—	451.5	—	—	—	$451.5
Capital expenditures	$800.0	56.6	56.3	131.9	44.8	$1,089.6

	Domestic	International			Corporate &
2003 (2)	Beer	Beer	Packaging	Entertainment	Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,017.1	797.0	2,093.6	923.9	(511.4)	$16,320.2
Net sales - intersegment	$3.1	—	869.2	—	(872.3)	$—
Net sales - external	$10,999.7	636.6	1,224.4	923.9	362.1	$14,146.7
Depreciation and amortization	$643.0	24.6	79.2	87.3	43.1	$877.2
Income before income taxes	$3,119.8	90.8	155.5	162.8	(704.6)	$2,824.3
Equity income, net of tax	$—	344.9	—	—	—	$344.9
Net income	$1,934.3	401.2	96.4	100.9	(456.9)	$2,075.9

Balance Sheet Information
Total assets	$7,814.8	3,517.9	782.4	1,341.9	1,232.5	$14,689.5
Equity method investments	$—	2,566.6	—	—	—	$2,566.6
Goodwill	$—	679.7	21.9	288.3	—	$989.9
Foreign-located fixed assets	$—	250.1	—	—	—	$250.1
Capital expenditures	$745.7	39.0	42.6	127.9	37.8	$993.0

Note 1:	Corporate assets principally include cash, marketable securities, deferred charges, and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $340.1 million, $312.0 million, and $298.9 million in 2005, 2004, and 2003, respectively.

Note 2:	In the first quarter 2005, the company began including its transportation business in Domestic Beer and its real estate business in Corporate. These businesses formerly comprised the Other segment. Results shown for 2004 and 2003 have been updated to conform to the 2005 convention.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Financial Summary — Operations

Year Ended December 31 (in millions, except per share)	2005	2004	2003
Barrels of Anheuser-Busch beer brands sold worldwide	121.9	116.8	111.0
Gross sales	$17,253.5	$17,160.2	$16,320.2
Excise taxes	(2,217.8)	(2,226.0)	(2,173.5)
Net sales	15,035.7	14,934.2	14,146.7
Cost of sales	(9,579.5)	(8,982.5)	(8,449.1)
Gross profit	5,456.2	5,951.7	5,697.6
Marketing, distribution and administrative expenses	(2,730.2)	(2,590.7)	(2,498.3)
Litigation settlement	(105.0)	—	—
Gain on sale of business (1)	—	—	—
Shutdown of Tampa brewery	—	—	—
Operating income	2,621.0	3,361.0	3,199.3
Interest expense	(454.5)	(426.9)	(401.5)
Interest capitalized	19.9	21.9	24.4
Interest income	2.4	4.7	1.7
Other income/(expense), net	2.7	38.7	0.4
Income before income taxes	2,191.5	2,999.4	2,824.3
Provision for income taxes	(850.4)	(1,163.2)	(1,093.3)
Equity income, net of tax	498.1	404.1	344.9
Income from continuing operations	1,839.2	2,240.3	2,075.9
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	1,839.2	2,240.3	2,075.9
Cumulative effect of accounting changes (2)	—	—	—
Net income	$1,839.2	$2,240.3	$2,075.9

Basic earnings per share:
Income from continuing operations	$2.37	$2.80	$2.51
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	2.37	2.80	2.51
Cumulative effect of accounting changes	—	—	—
Net income	$2.37	$2.80	$2.51

Diluted earnings per share:
Income from continuing operations	$2.35	$2.77	$2.48
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	2.35	2.77	2.48
Cumulative effect of accounting changes	—	—	—
Net income	$2.35	$2.77	$2.48

Weighted average number of common shares:
Basic	777.5	798.9	826.2
Diluted	782.6	808.5	837.0

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000, and September 12, 1996, and the 1997 adoption of FAS 128, “Earnings per Share.” Information for 1995 has been restated for the divestiture of the food products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; sale of the St. Louis Cardinals in 1996.
Note 2: Change in accounting for deferred systems reengineering costs, net of income tax benefit of $6.2 million.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

2002	2001	2000	1999	1998	1997	1996	1995
109.8	107.2	105.6	102.9	99.8	96.6	95.1	90.9
$15,686.8	$14,973.0	$14,534.2	$13,914.5	$13,342.5	$12,936.0	$12,721.8	$12,100.1
(2,120.4)	(2,061.5)	(2,034.8)	(2,019.6)	(1,962.1)	(1,766.2)	(1,737.8)	(1,664.0)
13,566.4	12,911.5	12,499.4	11,894.9	11,380.4	11,169.8	10,984.0	10,436.1
(8,131.3)	(7,950.4)	(7,829.9)	(7,445.6)	(7,297.1)	(7,200.5)	(7,064.9)	(6,886.6)
5,435.1	4,961.1	4,669.5	4,449.3	4,083.3	3,969.3	3,919.1	3,549.5
(2,455.4)	(2,255.9)	(2,174.8)	(2,147.0)	(1,958.0)	(1,916.3)	(1,890.0)	(1,756.6)
—	—	—	—	—	—	—	—
—	17.8	—	—	—	—	54.7	—
—	—	—	—	—	—	—	(160.0)
2,979.7	2,723.0	2,494.7	2,302.3	2,125.3	2,053.0	2,083.8 (3)	1,632.9 (4)
(368.7)	(361.2)	(348.2)	(307.8)	(291.5)	(261.2)	(232.8)	(225.9)
17.7	26.9	33.3	18.2	26.0	42.1	35.5	24.3
1.3	1.1	1.1	4.3	5.8	7.9	9.4	9.9
(6.4)	(12.2)	(1.0)	(9.4)	(13.0)	(9.3)	(3.0)	20.5
2,623.6	2,377.6	2,179.9	2,007.6	1,852.6	1,832.5	1,892.9 (3)	1,461.7 (4)
(1,041.5)	(927.5)	(874.3)	(784.1)	(732.2)	(715.2)	(736.8)	575.1)
351.7	254.4	246.0	178.7	112.9	61.9	—	—
1,933.8	1,704.5	1,551.6	1,402.2	1,233.3	1,179.2	1,156.1 (3)	886.6 (4)
—	—	—	—	—	—	33.8	(244.3)
1,933.8	1,704.5	1,551.6	1,402.2	1,233.3	1,179.2	1,189.9	642.3
—	—	—	—	—	(10.0)	—	—
$1,933.8	$1,704.5	$1,551.6	$1,402.2	$1,233.3	$1,169.2	$1,189.9	$642.3

$2.23	$1.91	$1.71	$1.49	$1.28	$1.19	$1.16	$.86
—	—	—	—	—	—	.03	(.23)
2.23	1.91	1.71	1.49	1.28	1.19	1.19	.63
—	—	—	—	—	(.01)	—	—
$2.23	$1.91	$1.71	$1.49	$1.28	$1.18	$1.19	$.63

$2.20	$1.89	$1.69	$1.47	$1.27	$1.18	$1.14 (3)	$.85 (4)
—	—	—	—	—	—	.03	(.23)
2.20	1.89	1.69	1.47	1.27	1.18	1.17	.62
—	—	—	—	—	(.01)	—	—
$2.20	$1.89	$1.69	$1.47	$1.27	$1.17	$1.17	$.62

866.0	890.1	906.1	939.0	964.2	985.3	998.2	1,021.7
878.9	901.6	919.7	953.7	975.0	999.4	1,021.2	1,048.8

Note 3:	1996 results include the impact of the one-time gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations, and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million, and $1.10, respectively.
Note 4:
1995 results include the impact of the one-time pretax charge of $160.0 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these one-time items, operating income, pretax income, income from continuing operations, and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million, and $.99, respectively.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

Financial Summary — Balance Sheet and Other Information

Year Ended December 31 (in millions, except per share)	2005	2004	2003
Balance Sheet Information:
Working capital (deficit)	$(223.9)	$(150.6)	$(226.9)
Current ratio	0.9	0.9	0.9
Debt	$7,972.1	$8,278.6	$7,285.4
Shareholders equity	$3,343.3	$2,668.1	$2,711.7
Return on shareholders equity	61.2%	83.3%	72.0%
Book value per share	$4.30	$3.40	$3.33
Total assets	$16,555.0	$16,173.4	$14,689.5
Other Information:
Operating cash flow before changes in working capital	$2,677.5	$3,121.9	$2,938.3
Capital expenditures	$1,136.7	$1,089.6	$993.0
Operating cash flow after capital expenditures (Anheuser-Busch free cash flow)	$1,591.1	$1,850.7	$1,977.9
Common dividends paid	$800.8	$742.8	$685.4
Per share	$1.03	$.93	$.83
Price/earnings ratio	18.3	18.3	21.2
High and low closing price of BUD shares	$50.52-$40.57	$54.29-$49.45	$53.69-$45.92

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000, and September 12, 1996. Information for 1995 has been restated for the divestiture of the food products segment.

_____

ANHEUSER-BUSCH COMPANIES AND SUBSIDIARIES

2002	2001	2000	1999	1998	1997		1996		1995

$(283.0)	$(186.1)	$(127.8)	$(350.4)	$(89.9)	$83.2		$34.9		$268.6
0.8	0.9	0.9	0.8	0.9	1.1		1.0		1.2
$6,603.2	$5,983.9	$5,362.7	$5,122.9	$4,718.6	$4,365.6		$3,270.9		$3,270.1
$3,052.3	$4,061.5	$4,128.9	$3,921.5	$4,216.0	$4,041.8		$4,029.1		$4,433.9
54.4%	41.6%	38.5%	34.5%	29.9%	29.2%	(1)	30.0%	(2)	25.0%	(3)
$3.61	$4.62	$4.57	$4.25	$4.42	$4.15		$4.05		$3.61
$14,119.5	$13,944.9	$13,148.3	$12,680.5	$12,504.5	$11,738.4		$10,463.6		$10,590.9

$2,624.3	$2,316.0	$2,230.0	$2,141.6	$1,977.2	$1,839.0		$1,751.7		$1,700.5
$834.7	$1,022.0	$1,074.5	$865.3	$817.5	$1,199.3		$1,084.6		$952.5
$1,930.5	$1,338.6	$1,183.0	$1,270.6	$1,395.9	$644.4		$909.2		$494.5
$649.5	$614.1	$571.0	$544.7	$521.0	$492.6		$458.9		$429.5
$.75	$.69	$.63	$.58	$.54	$.50		$.46		$.42
22.0	23.9	26.9	24.1	25.9	18.6	(1)	17.6	(2)	19.6	(3)
$54.97-$44.00	$46.51-$38.50	$49.81-$27.47	$40.81-$32.59	$34.13-$21.72	$23.94-$19.75	$21.44-$16.25		$17-$12.69

Note 1:	Ratios calculated based on income from continuing operations before the cumulative effect of accounting changes.

Note 2:
Ratios calculated based on reported income from continuing operations, which includes the one-time $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

Note 3:
Ratios calculated based on reported income from continuing operations. Excluding the two one-time 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million pretax impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

_____