Form 10-K, Exhibit 13
period 2006-12-31
ANHEUSER-BUSCH COMPANIES, INC.
filed 2007-03-01
CIK 310569

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of Anheuser-Busch Companies, Inc., for the three-year period ended December 31, 2006. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

Objectives

Anheuser-Busch remains focused on its three core objectives designed to enhance long-term shareholder value:

•	Increasing domestic beer segment volume and per barrel profitability which will provide the basis for earnings per share growth and improvement in return on capital employed.

•
Increasing international beer segment profit growth. Anheuser-Busch has made significant marketing investments to build recognition of its Budweiser brands outside the United States and owns and operates breweries in China, including Harbin Brewery Group, and in the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, and a 27% equity position in Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand.

•
Continued growth in pretax profit and free cash flow from the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings, and quality assurance for domestic beer operations. Entertainment operations enhanced the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to 22 million visitors this year.

Comparison of Operating Results

Anheuser-Busch had a successful year in 2006, with consolidated net sales increasing 4.5% and reported diluted earnings per share growing 13.5%. Growth momentum was restored in the company's domestic beer business and significant progress was made on several strategic initiatives to enhance shareholder value. The company's domestic beer shipments were up 1.2% for the year and wholesaler sales-to-retailers were up 1.1%. Revenue per barrel was up 1.4% and productivity improvement reduced costs by almost $100 million. The company has made substantial progress increasing its participation in the high-margin and fast-growing import and craft segments of the beer market, including import alliances with InBev, Grolsch, Kirin, Tiger and the Czechvar brand, the acquisition of the Rolling Rock brands, and the introduction of several internally developed specialty brands. In addition, the company significantly expanded its participation in the fast growing energy drink business through a distribution agreement with Hansen Natural, including their Monster energy brands. Also, in December Anheuser-Busch announced a more aggressive leverage target (25% to 30% cash flow to total debt ratio) that will enable it to use its balance sheet more effectively to support existing operations, acquisitions, dividend growth and share repurchasing, while maintaining substantial financial flexibility. These strategic initiatives, the restoration of momentum in our domestic beer business, domestic price increases that have been implemented, and Modelo's new U.S. import joint venture position the company well for continued volume and earnings growth in 2007.

Comparisons of key operating results for 2006, 2005 and 2004 are summarized in the following tables. Effective in the first quarter 2006, Anheuser-Busch adopted FAS 123R, "Share-Based Payment." FAS 123R requires the recognition of stock compensation expense for stock options and other forms of equity compensation, based on the fair value of the instruments on the date of grant. In order to enhance the comparability of all periods presented and provide the fullest understanding of the impact that expensing stock compensation has on the company's financial results, Anheuser-Busch elected to apply the modified retrospective method of adopting FAS 123R. The company has therefore recast prior years' results to incorporate the impact of previously disclosed pro forma stock compensation expense. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient's cash compensation is reported. Stock compensation expense is classified as a corporate item for segment reporting and was $.11, $.12 and $.15 per diluted share for 2006, 2005 and 2004, respectively.

Results shown below also include the impact of one-time items in all years that make direct comparisons of underlying operations between those years difficult. In 2006, the company recorded a one-time deferred income tax benefit resulting from tax legislation in Texas. The one-time items in 2005 are settlement of litigation involving a domestic beer wholesaler, the favorable impact of settling of certain tax matters in Chile related to the sale of the company's investment in Compañía Cervecerías Unidas S.A. (CCU), a deferred income tax benefit from tax legislation in Ohio and a gain on the sale of the company's interest in the Port Aventura theme park in Spain. In 2004 the company

26                                                                 ANHEUSER-BUSCH COMPANIES, INC.

recorded one-time gains related to the sale of commodity hedges and the sale of the company's equity investment in CCU, plus a deferred income tax benefit from a reduction in Mexican corporate income tax rates related to the company's Grupo Modelo equity investment. Excluding these one-time items, diluted earnings per share increased 9.1% in 2006, decreased 10.5% in 2005 and increased 10.3% in 2004. The company excludes certain one-time nonrecurring items from its analysis of operating results because it believes this provides a more accurate basis of comparison among years by eliminating potential distortion of the company's underlying performance trends, both favorable and unfavorable. This is the same basis of comparison used by Anheuser-Busch management and the Board of Directors to evaluate the company's operations. See additional discussion and quantitative analysis on pages 30 through 33.

	2006	2005	2006 vs. 2005
Gross sales	$17,958	$17,254	$	up 704	up 4.1%
Net sales	$15,717	$15,036	$	up 681	up 4.5%
Income before income taxes	$2,277	$2,057	$	up 220	up 10.7%
Equity income, net of tax	$589	$498	$	up 91	up 18.2%
Net income	$1,965	$1,744	$	up 221	up 12.7%
Diluted earnings per share	$2.53	$2.23	$	up .30	up 13.5%

	2005	2004	2005 vs. 2004
Gross sales	$17,254	$17,160	$	up 94	up 0.5%
Net sales	$15,036	$14,934	$	up 102	up 0.7%
Income before income taxes	$2,057	$2,812	$	down 755	down 26.8%
Equity income, net of tax	$498	$404	$	up 94	up 23.3%
Net income	$1,744	$2,119	$	down 375	down 17.7%
Diluted earnings per share	$2.23	$2.62	$	down .39	down 14.9%

	2004	2003	2004 vs. 2003
Gross Ssles	$17,160	$16,320	$	up 840	up 5.1%
Net sales	$14,934	$14,147	$	up 787	up 5.6%
Income before income taxes	$2,812	$2,644	$	up 168	up 6.4%
Equity income, net of tax	$404	$345	$	up 59	up 17.2%
Net income	$2,119	$1,963	$	up 156	up 8.0%
Diluted earnings per share	$2.62	$2.34	$	up .28	up 12.0%

SALES
Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company's domestic beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped to U.S. wholesalers.

Anheuser-Busch strives to obtain long-term price increases that are slightly less than increases in the U.S. Consumer Price Index (CPI). On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes this long-term pricing strategy allows for continuing future moderate price increases. The company also believes that significant excise tax increases, although not expected, could disrupt the current industry pricing environment because tax increases could trigger retail beer price increases significantly in excess of the CPI. The cost of such increases would be borne directly by consumers.

Anheuser-Busch reports domestic beer sales volume based on beer sales to the company's network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume reflects demand for the company's products at the retail level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand. The company has led the U.S. brewing industry in sales volume and market share since 1957.

WORLDWIDE BEER VOLUME
The company's reported beer volume for the three years ended December 31, 2006, is summarized in the following table (millions of barrels).

	2006	2005	Change
Domestic	102.3	101.1	up 1.2%
International	22.7	20.8	up 9.3%
Worldwide A-B brands	125.0	121.9	up 2.6%
International equity partner brands	31.6	26.4	up 19.7%
Total brands	156.6	148.3	up 5.6%

	2005	2004	Change
Domestic	101.1	103.0	down 1.8%
International	20.8	13.8	up 50.8%
Worldwide A-B brands	121.9	116.8	up 4.4%
International equity partner brands	26.4	19.3	up 36.6%
Total brands	148.3	136.1	up 9.0%

	2004	2003	Change
Domestic	103.0	102.6	up 0.4%
International	13.8	8.4	up 64.8%
Worldwide A-B brands	116.8	111.0	up 5.3%
International equity partner brands	19.3	18.8	up 2.7%
Total brands	136.1	129.8	up 4.9%

Worldwide Anheuser-Busch beer volume is composed of domestic volume and international volume. Domestic beer volume represents beer shipped within the United States, which includes both the company's domestically-produced brands and

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                  27

imported brands. International beer volume consists of brands produced overseas by company-owned operations in China and the United Kingdom and under various license and contract-brewing agreements, plus exports from the company's U.S. breweries. International equity partners' volume represents the company's ownership percentage share of volume in its foreign equity partners Grupo Modelo and Tsingtao reported on a one-month-lag, and includes Anheuser-Busch's pro rata share in the beer volume of CCU for 2004. Total brands combine worldwide Anheuser-Busch brands volume with international equity partners' volume.

SALES - 2006 VS. 2005
Anheuser-Busch reported gross sales of $18.0 billion and net sales of $15.7 billion in 2006. Gross sales improved $704 million, or 4.1%, and net sales were up $681 million, or 4.5%. The difference between gross and net sales is due to beer excise taxes of $2.2 billion. Sales increases for the year were driven by improvement in all operating segments. Domestic beer net sales increased 2.8%, or $308 million on higher beer sales volume and increased revenue per barrel. International beer segment net sales grew 7%, or $65 million, primarily on volume increases. Packaging segment net sales increased 10%, or $153 million, on higher recycling sales. Entertainment sales increased 9%, or $94 million primarily from increased attendance and higher in-park spending.

Domestic beer revenue per barrel was up 1.4% due to the successful implementation of price increases and discount reductions on a majority of the company's domestic volume. Pricing initiatives have been tailored to selected markets, brands and packages. Revenue per barrel contributed $197 million to the segment increase in net sales, including the impact of the acquired Rolling Rock brands and imports Grolsch and Tiger. The 1.2% increase in domestic beer volume added $111 million to the increase in segment net sales. Wholesalers' sales-to-retailers increased 1.1% for the year. Rolling Rock, Grolsch and Tiger contributed 0.5 points of growth to both beer volume and sales-to-retailers. Wholesaler beer inventory levels at the end of the year are more than 1.5 days below 2005 year-end levels.

Domestic beer industry volume, including imports, was very strong, up approximately 2% in 2006. The company's estimated domestic market share (excluding exports) for the full year was 48.4%, compared with 2005 market share of 48.7%. Domestic market share is based on estimated U.S. beer industry shipment volume using information provided by the Beer Institute and the U.S. Department of Commerce. The company's shipment-based market share comparisons were adversely impacted by the reduction in wholesaler inventories.

International beer volume was up 9.3%, or 1.9 million barrels, on volume growth in China, Canada and Mexico, partially offset by declines in the United Kingdom and Ireland. Worldwide Anheuser-Busch brands volume was up 2.6%, or 3.1 million barrels, to 125.0 million barrels. Equity partner brands volume grew 19.7% for the year, to 31.6 million barrels due to Modelo and Tsingtao volume growth. The company began equity accounting for Tsingtao in May 2005. Total brands volume was up 5.6%, to 156.6 million barrels for the year.

SALES - 2005 VS. 2004
Gross and net sales increased slightly in 2005, to $17.3 billion and $15.0 billion, respectively. Beer excise taxes totaled $2.2 billion. For the year, gross sales increased $94 million, or 0.5%, and net sales improved $102 million, or 0.7%, on sales improvement in international beer, packaging and entertainment operations, partially offset by lower domestic beer sales.

International beer sales were up $123 million, or 15.2% due primarily to higher beer volume in China (including a full year of Harbin), Canada and Mexico. Commodity-based packaging operations sales were up $116 million, or 8.3% on higher aluminum prices and increased volume. Entertainment segment sales increased $96 million, or 9.7% from higher attendance, increased pricing and increased in-park spending. Domestic beer segment net sales decreased 2.5%, or $285 million. $206 million of the decrease is due to a 1.8% decline in beer sales volume, while $79 million stems from a 0.5% decrease in revenue per barrel for the year.

Domestic beer sales-to-wholesalers declined 1.8% while wholesaler sales-to-retailers increased 0.2% (selling day adjusted). Sales-to-retailers results were led by the Budweiser Family, particularly from the introduction of Budweiser Select. Wholesaler inventories were reduced significantly during 2005, ending the year over two days lower than the end of 2004.

The company's estimated domestic market share (excluding exports) for 2005 was 48.7%, compared with 2004 market share of 49.6%. Anheuser-Busch's shipment-based market share performance was adversely impacted by the company's wholesaler inventory reduction.

28                                                                ANHEUSER-BUSCH COMPANIES, INC.

International beer volume increased 50.8%, or 7.0 million barrels in 2005 due primarily to increased volume for China Budweiser operations, Canada and Mexico, and the impact of the Harbin Brewery acquisition in mid-2004. International volume excluding the impact of Harbin increased 324,000 barrels, or 3.8% for the year. The increase in international beer volume drove a worldwide Anheuser-Busch brands volume increase of 4.4% for 2005, to 121.9 million barrels. Equity partners' brands volume grew 7.1 million barrels, or 36.6% in 2005 due to Modelo volume growth and the addition of Tsingtao equity volume beginning in May 2005, partially offset by the loss of volume from the sale of CCU in the fourth quarter 2004. Total brands volume was up 9.0%, to 148.3 million barrels for the full year 2005.

SALES - 2004 VS. 2003
Anheuser-Busch generated gross and net sales of $17.2 billion and $14.9 billion, respectively, in 2004. Beer excise taxes totaled $2.2 billion. Gross sales for the year increased $840 million, or 5.1%, and net sales improved $787 million, or 5.6%. These increases were driven primarily by a 3% increase in domestic beer segment sales, due to 2.5% higher revenue per barrel and higher volume. The increase in revenue per barrel generated $323 million in net sales improvement and beer volume gains contributed $42 million of the increase. The consolidated gross margin impact of the increase in domestic beer revenue per barrel was offset by the impact of higher sales and costs from the company's commodity-based can manufacturing and aluminum recycling operations.

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

International beer volume increased 5.4 million barrels, or 65%, to 13.8 million barrels in 2004 due to volume growth in Canada, China and the United Kingdom, and the addition of Harbin volume. Excluding 5.2 million barrels of Harbin volume, international volume grew 3.2% for the year. The growth in international volume drove the 5.3% increase in worldwide volume, to 116.8 million barrels. International equity partner volume grew to 19.3 million barrels, 2.7% versus 2003, as a result of Grupo Modelo volume improvement partially offset by the impact of the CCU sale in November. Total brands volume increased 4.9% for the year versus 2003.

COST OF SALES
The company continuously strives to reduce costs throughout its manufacturing and distribution systems. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three of the company's 12 breweries to create production efficiencies, reduce costs, and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs for its products through better systemwide coordination with its network of independent wholesalers.

The cost of sales for 2006 increased $559 million, or 5.8% to $10.2 billion. The increase in cost of sales is attributable to higher costs for all the company's segments, including costs associated with higher beer volume worldwide; increased packaging materials and plant operating costs for domestic beer; higher energy costs for all operations; increased aluminum costs for recycling operations; and higher park operating costs for entertainment operations. Incremental costs associated with increased beer volume were $75 million for domestic beer and $48 million for international operations. Gross profit as percentage of net sales was down 80 basis points for the year, to 35.3% due primarily to lower gross margins for domestic and international beer and the commodity-based recycling operations.

The cost of sales was $9.6 billion for 2005, an increase of $586 million, or 6.5%. This increase is attributable to higher costs for all of the company's major business segments, including higher aluminum and other packaging materials expense and increased energy costs for domestic beer; incremental production costs for international beer associated with higher beer volume and the timing of the Harbin acquisition; increased aluminum, energy and other manufacturing costs for the commodity-based packaging segment; and higher park operating expenses in entertainment operations. Gross profit as a percentage of net sales decreased 350 basis points, to 36.1%, due primarily to the decreases in domestic beer sales volume and revenue per barrel combined with increases in domestic beer production costs.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                    29

Cost of sales was $9.0 billion for 2004, an increase of $535 million, or 6.3%. The increase was due to higher costs for all of the company's business segments. Domestic beer costs were higher due to increased costs for brewing and packaging materials, costs associated with increased beer volume, and higher utility costs. International beer experienced higher costs associated with increased beer volume plus the impact of incremental cost of sales associated with the Harbin acquisition. Packaging operations experienced higher aluminum costs and entertainment operations incurred higher park operating expenses, including hurricane cleanup costs in the second half of the year. Consolidated gross profit margin decreased 40 basis points, to 39.6%, due primarily to a 20 basis point gross margin increase from domestic beer operations being more than offset by higher sales and costs from the company's commodity-based can manufacturing and aluminum recycling operations.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES
Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, the Internet, print and outdoor advertising and event sponsorships.

Marketing, distribution and administrative expenses were $2.8 billion for 2006, a decrease of $5 million, or 0.2% due to lower marketing expenses for domestic beer mostly offset by higher marketing costs for international beer in China and for entertainment operations, and increased general and administrative costs. The company also experienced slightly favorable distribution costs for company-owned beer wholesale operations due to having one less location.

Marketing, distribution and administrative expenses for 2005 were $2.8 billion, an increase of $97 million, or 3.5%. The increase is the result of higher marketing and selling costs for both domestic and international beer operations and increased entertainment marketing costs, partially offset by reduced general and administrative expenses. Domestic beer marketing costs were up primarily for the Budweiser Family, including the national introduction of Budweiser Select, and in support of beer volume and market share growth initiatives. International beer marketing increased primarily due to the Harbin acquisition. Higher domestic beer distribution costs were largely the result of increased fuel costs while international distribution costs increased due to Harbin and higher costs in the United Kingdom.

Marketing, distribution and administrative expenses were $2.7 billion in 2004, an increase of $98 million, or 3.7%. The increase was principally due to increased international beer marketing and distribution costs, higher entertainment advertising costs, increased marketing costs associated with the Olympics, higher domestic beer distribution costs from owning an additional wholesale operation, and higher corporate expenses due primarily to higher employee benefits costs.

Operating results for 2005 also include the one-time $105 million pretax litigation settlement cost which is reported as a separate line item in the consolidated income statement. See page 33 of this Discussion for additional information. The settlement expense is classified as a corporate item for business segment reporting.

OPERATING INCOME
Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income. The company generated operating income of $2.7 billion in 2006, an increase of $233 million, or 9.4%. Operating margin for the year was up 80 basis points to 17.3%. Excluding the 2005 litigation settlement, operating income was up $128 million, or 4.9% and operating margin improved 10 basis points as shown below.

	2006	2005	Change
Reported operating margin	17.3%	16.5%	80	bps
Impact of litigation settlement	—	0.7	(70	) bps
Excluding litigation settlement	17.3%	17.2%	10	bps

Operating income of $2.5 billion decreased $687 million, or 22% in 2005. Operating margin for 2005 was 16.5%, a decline of 480 basis points due primarily to reduced domestic beer sales volume, lower revenue per barrel and higher operating costs, including the one-time litigation settlement. Excluding the litigation settlement, operating margin decreased 410 basis points, as shown below.

	2005	2004	Change
Reported operating margin	16.5%	21.3%	(480	) bps
Impact of litigation settlement	0.7	—	70	bps
Excluding litigation settlement	17.2%	21.3%	(410	) bps

Operating income was $3.2 billion in 2004, representing an increase versus prior year of $155 million, or 5.1%. Operating margin was 21.3% for 2004, level versus 2003.

INTEREST EXPENSE LESS INTEREST INCOME
Interest expense less interest income was $449.5 million for 2006, $452.1 million for 2005, and $422.2 million for 2004, representing a decrease of 0.6% in 2006, and increases of 7.1% and 5.6%, respectively, for 2005 and 2004. The 2006 result is due to lower average debt balances throughout the year mostly offset by higher average interest rates. The increases in 2005 and

30                                                             ANHEUSER-BUSCH COMPANIES, INC.

2004 primarily result from higher average outstanding debt balances compared with prior years, plus the impact of slightly higher average interest rates in 2005. See the Liquidity and Financial Condition section of this Discussion for additional information regarding the company's leverage philosophy and specific changes in the company's debt portfolio.

INTEREST CAPITALIZED
Interest capitalized as part of the cost basis of capital assets was $17.6 million in 2006, $19.9 million in 2005, and $21.9 million in 2004. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates, and by market interest rates.

OTHER INCOME, NET
Other income, net includes items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. Earnings from the company's equity investments in domestic beer wholesalers are included in other income in 2005 and 2004. The company had consolidated net other expense of $10.8 million in 2006, and net other income of $2.7 million and $38.7 million in 2005 and 2004, respectively.

Other income for 2005 includes the one-time $15.4 million pretax gain from the sale of the company's 13% stake in the Port Aventura theme park in Spain. The theme park sale gain was partially offset by expenses incurred to call the company's 7.25% and 7.00% U.S. dollar debentures due 2015 and 2025, respectively. These transactions are all classified as corporate items for business segment reporting.

Other income for 2004 includes a one-time pretax gain of $19.5 million from the sale of commodity derivatives that were originally placed for future years using estimates of conversion costs to be included in the renewal of supply contracts. These costs were reduced during negotiations, resulting in significant hedge ineffectiveness as determined under FAS 133. The company sold the hedges and realized the ineffective portion of the gain, which is reported in the corporate segment. Also in 2004, the company recorded a $13.4 million pretax gain on the sale of its investment in CCU, which is recognized in the international beer segment. In addition, the company sold equity investments in two domestic beer wholesaler partnerships in 2004 and recorded a $19.1 million pretax gain in domestic beer results.

INCOME BEFORE INCOME TAXES — 2006 VS. 2005
On a reported basis, income before income taxes increased 10.7%, or $220 million due to higher profits in domestic beer and entertainment operations. Pretax income increased 6.1%, excluding from 2005 results both the $105 million pretax litigation settlement charge and the $15.4 million pretax gain from the sale of the theme park interest in Spain. These items are excluded to enhance comparability (see page 33).

Income before income taxes for domestic beer was up 3.1%, or $83 million on higher volume, increased revenue per barrel and lower marketing costs, partially offset by higher beer production costs. Higher costs are primarily attributable to increased costs for aluminum and other packaging materials and energy. International beer pretax income decreased 11.3%, or $10 million due to lower earnings in the United Kingdom partially offset by increased profits in China, Canada, Ireland and Mexico. Packaging segment pretax income was up 2.5%, or $4 million primarily due to higher can manufacturing profits. Entertainment segment pretax results improved 13.1%, or $27 million on increased attendance and in-park spending, partially offset by higher park operating expenses and marketing costs.

INCOME BEFORE INCOME TAXES — 2005 VS. 2004
Reported income before income taxes decreased $755 million, or 27% primarily reflecting lower profits in domestic beer, international beer and packaging operations, partially offset by improved results from entertainment operations. Income before income taxes includes the impact of the one-time gains in both 2004 and 2005 plus the 2005 litigation settlement. Excluding these items from both years to enhance comparability, income before income taxes decreased 22.7% (see page 33).

Domestic beer pretax income decreased $603 million, or 18% due to lower beer sales volume, reduced revenue per barrel and higher costs. Higher costs resulted from commodity cost pressures for aluminum, glass and energy, plus costs for new packaging initiatives such as applied plastic labels and aluminum bottles. Pretax income for international beer decreased $44
ANHEUSER-BUSCH COMPANIES, INC.                                                   31

million, or 34% for the full year primarily due to lower profits in China and the United Kingdom and the impact of the CCU sale gain in 2004, partially offset by improved results in Canada. Excluding the CCU sale gain, pretax income for international beer decreased 26%, as shown in the following table.

	2005	2004	Change
International beer pretax income	$86.5	$130.9	(33.9)%
Gain on sale of CCU	—	(13.4)	7.5
International beer pretax excluding
CCU gain	$86.5	$117.5	(26.4)%

Packaging segment pretax profits were down $22 million, or 14% during 2005 due to higher energy and materials costs for can and glass manufacturing operations and lower profits for the company's aluminum recycling and label manufacturing operations. Entertainment segment pretax results improved $33 million, or 19% due to increased attendance, admissions pricing and in-park spending, partially offset by higher park operating expenses. Results in 2004 were adversely impacted by a series of hurricanes in Florida.

INCOME BEFORE INCOME TAXES — 2004 VS. 2003
Reported income before income taxes for 2004 was $2.8 billion, an increase of $168 million, or 6.4%. This increase reflects improved results for all of the company's operating segments. Excluding favorable one-time items in 2004 to enhance comparability, income before income taxes increased 5.1% (see page 33).

Pretax income for the domestic beer segment was up $159 million for the full year, reflecting increased beer volume and higher revenue per barrel, partially offset by higher costs. International beer segment pretax income improved $40 million for 2004, primarily due to volume and profit growth in China, Canada, and the United Kingdom; the impact of Harbin in the second half of the year; and the gain on the sale of CCU. Packaging segment pretax profits were up $8 million for the year primarily due to higher soft drink can volume and pricing and improved results from the company's aluminum recycling operations. Entertainment segment pretax income increased $10 million compared with the full year 2003, primarily due to higher admissions pricing and increased in-park spending, partially offset by hurricane impacts.

EQUITY INCOME, NET OF TAX
Equity income of $588.8 million was an increase of 18.2% versus prior year primarily due to Grupo Modelo volume increases, pricing growth in Mexico and a lower Mexican income tax rate.

Equity income was $498.1 million in 2005, an increase of $94 million, or 23% for year, reflecting the benefit of Grupo Modelo volume growth, lower Mexican income taxes and the impact of including Tsingtao equity income beginning May 2005, partially offset by the reduction in equity income due to the sale of CCU and a one-time $18 million deferred income tax benefit in 2004 from a reduction in Mexican corporate income tax rates. The tax benefit in 2004 was partially offset by $8 million of incremental U.S. deferred income taxes in the consolidated income tax provision. Excluding the Mexican tax benefit from 2004 results, equity income for full year 2005 increased 29% (see page 33).

Equity income was $404.1 million for 2004, up $59 million, or 17.2%, due to the benefit of revenue growth from Grupo Modelo and the $10 million Mexican income tax benefit (net of U.S. deferred taxes). Equity income results for 2003 included a $5.5 million one-time after-tax benefit representing Anheuser-Busch's equity share of a gain on the sale of a brewery by CCU. Excluding the Mexican tax rate benefit from 2004, equity income would have increased 11.9% (see page 33).

NET INCOME AND DILUTED EARNINGS PER SHARE
Diluted earnings per share for all years benefited from the company's ongoing share repurchase program. The company reported 2006 net income of $2.0 billion, a $221 million, or 12.7% increase compared to prior year. Diluted earnings per share increased $.30, or 13.5% to $2.53 for the same period. Comparisons of net income and earnings per share between 2006 and 2005 are impacted by one-time income tax events in both years, as well as the 2005 litigation settlement and gain on the sale of the Spanish theme park investment. In 2006, Anheuser-Busch recognized a gain of $7.8 million from the reduction of deferred income taxes resulting from state income tax reform legislation in Texas, while in 2005 the company recognized a similar gain of $7.2 million due to tax reform legislation in Ohio, incurred a favorable tax impact from the sale of the Spanish theme park, and reported a $6.8 million favorable settlement of certain Chilean taxes associated with the 2004 sale of the company's equity stake in CCU. Excluding these one-time items to enhance comparability, net income and diluted earnings per share for 2006 increased 8.5% and 9.1%, respectively.

Anheuser-Busch generated net income of $1.7 billion in 2005, a decrease of $374 million, or 17.7%, while reported diluted earnings per share of $2.23 decreased 14.9%, or $.39. Excluding the one-time 2005 items noted above and also the previously discussed one-time 2004 commodity hedge gain and Mexican income tax rate benefit, net income and diluted earnings per share decreased by 13.4% and 10.5%, respectively, versus 2004 as shown in the table on page 33.

32                                                          ANHEUSER-BUSCH COMPANIES, INC.

Net income of $2.1 billion for 2004 was an increase versus 2003 of $156 million, or 8%. Diluted earnings per share were $2.62, an increase of 12%, or $.28. Excluding the 2004 one-time items from the comparison with 2003, net income increased 6.1% and diluted earnings per share increased 10.3% (see table below).

The following information is provided to make direct comparisons easier for 2006, 2005 and 2004 versus prior year by excluding one-time items previously discussed (in millions, except per share). The company believes excluding one-time items better illustrates underlying results by providing a consistent basis of comparison.

	Income Before Income Taxes	Provision For Income Taxes	Equity Income	Net Income	Diluted Earnings Per Share
2006
Reported	$2,276.9	$(900.5)	$588.8	$1,965.2	$2.53
Texas income tax legislation benefit	—	(7.8)	—	(7.8)	(.01)
Excluding one-time item	$2,276.9	$(908.3)	$588.8	$1,957.4	$2.52
Percentage Change - 2006 vs. 2005
Reported	10.7%		18.2%	12.7%	13.5%
Excluding one-time items	6.1%		18.2%	8.5%	9.1%
2005
Reported	$2,057.4	$(811.1)	$498.1	$1,744.4	$2.23
Gain on sale of Spanish theme park	(15.4)	(3.5)	—	(18.9)	(.024)
CCU sale Chile tax settlement	—	(6.8)	—	(6.8)	(.009)
Ohio income tax legislation benefit	—	(7.2)	—	(7.2)	(.009)
Litigation settlement	105.0	(12.6)	—	92.4	.118
Excluding one-time items	$2,147.0	$(841.2)	$498.1	$1,803.9	$2.31
Percentage Change - 2005 vs. 2004
Reported	(26.8)%		23.3%	(17.7)%	(14.9)%
Excluding one-time items	(22.7)%		29.0%	(13.4)%	(10.5)%

	Income Before Income Taxes	Provision For Income Taxes	Equity Income	Net Income	Diluted Earnings Per Share
2004
Reported	$2,812.1	$(1,097.5)	$404.1	$2,118.7	$2.62
Commodity hedge gain	(19.5)	7.4	—	(12.1)	(.015)
Gain on sale of CCU	(13.4)	(1.3)	—	(14.7)	(.018)
Benefit from Mexican tax rate reduction	—	8.0	(18.0)	(10.0)	(.012)
Excluding one-time items	$2,779.2	$(1,083.4)	$386.1	$2,081.9	$2.58
Percentage Change - 2004 vs. 2003
Reported	6.4%		17.2%	8.0%	12.0%
Excluding one-time items	5.1%		11.9%	6.1%	10.3%

INCOME TAXES
The effective tax rates for 2006 and 2005 include on-going benefits from the American Jobs Creation Act. The company's fourth quarter effective tax rate is typically higher than during the rest of the year due to the granting of incentive stock options for which the company cannot assume a future tax deduction.

Anheuser-Busch's effective tax rate for 2006 was 39.5%, up 10 basis points for the year, and includes a benefit from partial utilization of the litigation settlement capital loss. Excluding the one-time $7.8 million Texas tax legislation benefit from 2006 the effective rate was 39.9%, an increase of 70 basis points primarily due to higher taxes on foreign earnings. This comparison excludes from 2005 the one-time tax impacts of the limited deductibility of the litigation settlement, the $3.5 million related to the sale of the Spanish theme park, the $6.8 million for the settlement of CCU tax matters and the $7.2 million Ohio tax legislation benefit.

The 2005 effective income tax rate of 39.4% was up 40 basis points versus 2004. The effective tax rate for 2005 includes the one-time favorable impacts noted above, which were essentially offset by a limited income tax benefit available from the litigation settlement. The company recognized a limited benefit for the settlement due to not having sufficient capital gains available to allow full deductibility of the loss.

The 2004 effective tax rate of 39.0% increased 20 basis points versus the 2003 rate. The rate for 2004 includes the impact of the $8 million of incremental U.S. deferred income taxes provided to partially offset the Mexican corporate income tax rate reduction previously discussed.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                       33

EMPLOYEE-RELATED COSTS
Employee-related costs were $2.7 billion in 2006, an increase of 3.5% versus 2005. These costs totaled $2.6 billion in 2005, an increase of 1.8% versus 2004 costs of $2.5 billion, which increased 7.2% versus 2003. The changes in employee-related costs primarily reflect increases in annual compensation and benefits expense, including the impact of acquiring Harbin in 2004. Annual compensation comprises the majority of employee-related costs and totaled $2.0 billion in 2006 and $1.9 billion in both 2005 and 2004, representing an increase of 3.4% in 2006, a decrease in 2005 of 2.5%, due to lower stock compensation costs, and an increase in 2004 of 4.0%, respectively. The remainder of employee-related costs consists primarily of pension, life insurance and health care benefits and payroll taxes. The company had 30,183 full-time employees at December 31, 2006. Full-time employees numbered 31,485 and 31,435 at the end of 2005 and 2004, respectively.

OTHER TAXES
In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Taxes related to 2006 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.4 billion, an increase of 3.4% versus total taxes in 2005 of $3.3 billion. The increase in 2006 reflects higher beer excise taxes due to increased beer volume, and increased income taxes due to higher pretax earnings. Tax expense in 2005 decreased 8.1% compared with total taxes of $3.6 billion in 2004. These figures highlight the significant tax burden on the company and the entire brewing industry.

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

The company's rate of return on capital employed was 15.6% in 2006 compared to 14.0% and 17.5% in 2005 and 2004, respectively. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less nondebt current liabilities. The return on capital employed ratio measures after-tax performance; therefore net interest cost is tax-effected in the computation for consistency. For 2006, 2005, and 2004, after-tax net interest expense was $269 million, $269 million and $251 million, respectively, calculated as pretax net interest expense of $434 million, $435 million and $405 million, respectively, less income taxes applied at an assumed 38% rate.

Liquidity and Financial Condition
Anheuser-Busch's strong financial position allows it to pursue its growth strategies while also providing substantial returns to shareholders. Accordingly, the company has established the following priorities for its available cash:

•	Investing in core businesses to enhance profit growth. This includes capital expenditures in existing operations, and acquisitions and investments to enhance the company's long-term earnings growth.

34                                                                 ANHEUSER-BUSCH COMPANIES, INC.

•	Returning cash to shareholders by consistently increasing dividends in line with expected growth in diluted earnings per share, and share repurchasing, consistent with the company's leverage target.

The company considers its cash flow to total debt ratio to be one of the most important indicators of leverage, and following the company's announcement in December 2006, currently targets a ratio between 25% and 30%. Cash flow to total debt is defined as: operating cash flow before the change in working capital, adjusted for pension contributions less service costs; divided by total debt, adjusted to include the funded status of the company's single-employer defined benefit pension plans. Based on its specific financial position and risk tolerance, Anheuser-Busch believes this leverage target strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 32.7% in 2006, 29.5% in 2005, and 35.1% in 2004.

SOURCES AND USES OF CASH
The company's primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, business investments, dividends and share repurchases. Information on the company's cash flows, by category, is presented in the consolidated statement of cash flows.

Cash generated by each of the company's business segments is projected to exceed funding requirements for that segment's anticipated capital expenditures. Corporate spending on share repurchases and dividend payments, plus possible additional acquisitions, may require external financing as the company maintains its cash flow to total debt ratio within its target range. The use of debt financing lowers the company's overall cost of capital and the extent and timing of external financing will vary depending on the company's evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $417 million, $224 million and $151 million, at December 31, 2006, 2005, and 2004, respectively.

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

The company's 9% debentures due 2009 permit holders to require repayment of the debt prior to its maturity after a decline in the company's credit rating below investment grade. The credit downgrade must be preceded by a change in control. The total outstanding balance for this debt at December 31, 2006, is $350 million. The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $2.8 million of these notes in 2006 and $1.8 million in 2005.

The company's fixed charge coverage ratio was 6.1X for the year ended December 31, 2006 and was 5.5X and 7.4X for the years ended December 31, 2005 and 2004, respectively.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                             35

The company's future cash commitments are shown below, as of December 31, 2006 (in millions).

	2007	2008 and 2009	2010 and 2011	2012 and Thereafter	Total
Capital expenditures	$86	$64	$—	$—	$150
Operating leases	44	59	43	271	417
Brewing and packaging materials	410	277	222	321	1,230
Unfunded benefits payments	67	146	150	416	779
Interest payments	415	803	683	4,455	6,356
Royalty arrangements	93	192	200	1,795	2,280
Maturities of long-term debt	22	750	776	6,106	7,654
	$1,137	$2,291	$2,074	$13,364	$18,866

CAPITAL EXPENDITURES
During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures, with the most important financial measure of acceptability for a discretionary capital project being the degree to which its projected discounted cash flow return on investment exceeds the company's cost of capital.

Capital expenditures were $813 million in 2006, were $1.1 billion in both 2005 and 2004, and totaled $4.9 billion over the past five years. The company expects capital expenditures of approximately $900 million in 2007 and is projecting capital spending during the five-year period 2007 - 2011 of $4.5 billion. See Note 13 for information on capital expenditures by business segment.

FINANCING ACTIVITIES
The company's debt balance decreased a total of $318.6 million in 2006, compared with a decrease of $306.5 million in 2005. Details of debt increases and decreases for the last two years follow.

Increases In Debt
Description	Amount (in millions)	Interest Rate (fixed unless noted)
2006
U.S. Dollar Debentures	$300.0	5.75%
Industrial Revenue Bonds	17.7	4.98%, wtd. avg.
U.S. Dollar Notes	17.3	5.54%
Other	11.3	Various
	$346.3
2005
U.S. Dollar Notes	$100.0	5.49%
United Kingdom Brewery Lease	52.9	6.25%
Other	2.1	Various
	$155.0

Decreases In Debt
Description	Amount (in millions)	Interest Rate (fixed unless noted)
2006
Commercial Paper	$444.2	5.00% wtd. avg., floating
U.S. Dollar Notes	52.8	$50.0 at 5.6% and
		$2.8 at 5.35%
U.S. Dollar EuroNotes	100.0	4.51%
Net Change in Chinese Renminbi-Denominated Debt	43.8	5.41% wtd. avg.
Industrial Revenue Bonds	20.0	6.63% wtd. avg.
Other	4.1	Various
	$664.9
2005
U.S. Dollar Debentures	$350.0	$200.0 at 7.0% and
		$150.0 at 7.25%
Commercial Paper	61.6	3.31% wtd. avg., floating
Net change in Chinese Renminbi-Denominated Debt	37.8	5.41% wtd. avg.
U.S. Dollar Notes	1.8	5.35%
Other	10.3	Various
	$461.5

In February 2007, the company issued $300.0 million of 5.6% U.S. dollar notes due 2017 and also replaced $20.2 million of 5.75% industrial revenue bonds due 2030 with 4.8% bonds due 2046.

In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of short-term financing. Commercial paper activity is supported by the company's committed $2 billion bank revolving credit agreement that expires in October 2010. This standby credit agreement, which has never been used, provides Anheuser-Busch with an immediate and continuing source of liquidity. Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term debt issuance, with the company experiencing its strongest net positive cash flows in the second and third quarters of the year, and relatively lower net cash flows in the first and fourth quarters. Peak commercial paper borrowings
36                                                         ANHEUSER-BUSCH COMPANIES, INC.

of $1.4 billion and $1.6 billion occurred in February 2006 and April 2005, respectively. Lowest commercial paper borrowings were zero during portions of August and September 2006 and were $515 million in September 2005. Average outstanding commercial paper balances were $600 million during 2006 and $1.1 billion during 2005.

In 2006, the company executed a long-term lease with the City of New York for land to which the company will relocate its New York beer distribution facility. The company will construct a new warehouse, distribution, vehicle maintenance, and office complex on the site as well as make extensive site development improvements for a total estimated cost of approximately $72 million. The development site is located in a low-income distressed area of New York City and investment in the construction project qualifies for certain federal economic development tax incentives. In order to obtain the tax incentives, the company entered into agreements with Banc of America Community Development Corporation, Enterprise Community Investment, Inc. and certain affiliates to provide $46 million in construction financing, in the form of a project investment of $11 million and loan proceeds totaling $35 million. The $11 million investment is related to the development tax incentives and will be recognized by Anheuser-Busch as a reduction in its cost of financing over the seven-year term of the borrowing.

PENSION CONTRIBUTIONS
The company made total contributions to its pension plans of $352 million, $56 million, and $245 million, respectively, in calendar years 2006, 2005, and 2004. See Note 5 for additional retirement benefits information.

SHARE REPURCHASE
The company spent $746 million, $620 million, and $1.7 billion, to repurchase 16.7 million, 12.9 million, and 33.2 million Anheuser-Busch common shares in 2006, 2005, and 2004, respectively. Anheuser-Busch uses its share repurchase program to manage its capital structure consistent with its cash flow to total debt ratio leverage target. The company has historically repurchased significantly more shares each year than it has issued under stock option plans, with average net annual repurchases of 2.5% of outstanding shares for over 10 years. All shares are repurchased under authorization of the board of directors and in December 2006 the board of directors authorized a new multi-year repurchase of an additional 100 million shares, which brought total open authorized repurchases to approximately 115 million shares. See Note 11 for details of common stock activity.

DIVIDENDS
Dividends are paid in the months of March, June, September and December of each year. Cash dividends paid to shareholders were $872 million in 2006, $801 million in 2005, and $743 million in 2004. In the third quarter of 2006, effective with the September dividend, the board of directors increased the quarterly dividend rate from $.27 to $.295 per share. This increased annual dividends to $1.13 per share, a 9.7% increase compared with $1.03 per share in 2005. The dividend rate in 2005 reflected an increase of 10.8% versus the rate of $.93 per share in 2004. Quarterly dividends per share for the first and second halves of the year, respectively, were $.27 and $.295 for 2006, $.245 and $.27 for 2005, and $.22 and $.245 for 2004.

COMMON STOCK
At December 31, 2006, registered common stock shareholders numbered 51,888 compared with 53,573 at the end of 2005. The company's common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company's common stock at December 31, 2006 and 2005 was $49.20 and $42.96, respectively. Following are comparative 2006 and 2005 quarterly high and low closing prices for BUD.

Price Range of Anheuser-Busch Common Stock (BUD)

	2006		2005
	High	Low	High	Low
First quarter	$43.98	$40.42	$50.52	$47.26
Second quarter	$46.96	$41.90	$48.10	$45.10
Third quarter	$49.91	$45.19	$46.48	$43.04
Fourth quarter	$49.38	$46.14	$44.70	$40.57

Critical Accounting Policies

The SEC defines a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are the accounting policies that Anheuser-Busch believes are essential to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.

ANHEUSER-BUSCH COMPANIES, INC.                                                 37

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

EQUITY METHOD ACCOUNTING
Anheuser-Busch applies the equity method of accounting whenever it believes it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the net earnings of investee companies in the income statement. Cash is received and recognized (as a reduction of the company's investment, not equity income) only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. The company provides incremental U.S. deferred income taxes on equity earnings in excess of dividends received. In 2006, the company had equity income of $588.8 million and received cash distributions from investees of $247.0 million. In 2005, Anheuser-Busch recognized equity income of $498.1 million and received cash distributions from investees of $210.1 million. In 2004, equity income was $404.1 million and cash received was $179.0 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have control of these entities. Therefore, alternative accounting methods are not available. See Note 2 for additional information.

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

Of the three key assumptions, only the discount rate is determined by observable market pricing, and it is based on the interest rate derived from matching future pension benefit payments with expected cash flows from high-quality, long-term corporate debt for the same periods. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2006 rate is being used for 2007 expense calculations. For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability. See Note 5 for information on the impact of a 1% change in key pension assumptions.

Anheuser-Busch provides health care and life insurance coverage for most of its retirees after they achieve certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the company is required to estimate the discount rate and future health care cost inflation rate in order to determine annual retiree health care and life insurance expense, and to value the related postretirement benefit liability on the balance sheet. Similar to pensions, the discount rate is determined by observable market rates, and it is based on the interest rate derived from matching future postretirement benefits payments with expected cash flows from high-quality, long-term corporate debt for the same periods. Health care inflation rates are recommended by the company's actuarial consultants each year. See Note 5 for information on the impact of a 1% change in the assumed discount rate and health care inflation rate.

38                                                        ANHEUSER-BUSCH COMPANIES, INC.

Risk Management

Through its operations and investments, Anheuser-Busch is exposed to foreign currency exchange, interest rate, and commodity price risks. These exposures primarily relate to beer sales to foreign customers, foreign currency denominated capital expenditures, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, dividends from equity investments and changes in interest rates. In addition to long-term supply agreements, the company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps, and purchased options and collars, to manage certain of these exposures. The company has been impacted by certain changes in underlying market conditions during 2005 and 2006, particularly upward cost pressure for commodities. There have been no significant changes in Anheuser-Busch's philosophy and approach for managing these exposures, or in the types of derivative instruments used to hedge the company's risks.

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

Counterparty default risk is considered low because derivatives are either exchange-traded instruments with frequent margin position requirements that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. Bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties, who are required to post collateral to Anheuser-Busch whenever the fair value of their positions reach specified thresholds favorable to the company. The thresholds are based on their credit ratings from Moody's and Standard & Poor's, respectively, as follows (in millions).

Fair Value Thresholds for Collateral Posting

Counterparties rated at least A2 or A	$30
Counterparties rated A3 and A-	$15
Counterparties rated below A3 or A-	$0

The same collateral posting requirements and thresholds apply to Anheuser-Busch and its credit ratings, if the fair value of the derivatives is unfavorable to the company. All collateral must be cash, U.S. Treasury securities, or letters of credit. At December 31, 2006, the company held zero counterparty collateral and had zero collateral outstanding. Given the composition of the company's derivatives portfolio, current market prices for derivatives held and the company's credit rating, material funding needs arising from the company's collateral arrangements are not expected.

Following is a summary of potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements during the last two years (in millions).

	2006	2005
Foreign Currency Risk — Forwards and Options	$0.7	$1.0
Interest Rate Risk — Interest Rate Swaps	$0.3	$0.3
Commodity Price Risk — Futures, Swaps and Options	$13.8	$10.2

The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for commodity price exposures. VAR forecasts fair value changes using a Monte Carlo statistical simulation model that incorporates historical correlations among various currencies and interest rates. The VAR model assumes that the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on market history and current conditions. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures. The volatility of foreign currencies, interest rates, and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Also, the preceding derivatives volatility analyses ignore changes in the value of the underlying hedged transactions, although the company expects largely offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                               39

The average daily change in fair value for interest rate swaps in 2006 was $200,000, with a computed one-day high of $900,000 and a one-day low of zero. The average daily change in fair value for foreign exchange derivatives in 2006 was $120,000, with a computed one-day high of $500,000 and a one-day low of zero. Average daily changes for foreign exchange derivatives are computed as the monthly variance in fair value divided by the number of business days in the month.

Anheuser-Busch's exposure to interest rate volatility related to its outstanding debt is low, because the company predominantly issues fixed-rate debt. At December 31, 2006, fixed-rate debt with an approximate average maturity of 15 years represented 90% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2007, and including the impact of an existing fixed-to-floating interest rate swap, an immediate 100 basis points (1.0 percentage point) increase in the company's effective interest rate would result in incremental interest expense of approximately $8 million over the course of the full year.

Other Matters

FAIR VALUE OF MODELO INVESTMENT
The economic benefit of the company's Modelo investment can be measured in two ways: through equity income, which represents Anheuser-Busch's pro rata share in the net earnings of Modelo, and by the excess of the fair market value of the investment over its cost. The excess of fair market value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange (Bolsa) at December 31, 2006, was $10 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CERTIFICATIONS AND GOVERNANCE
The company has included the required CEO and CFO certifications regarding the company's public disclosure as exhibits to its 2006 annual report on Form 10-K filed with the SEC. Also, a CEO certification regarding the company's compliance with corporate governance listing standards has been submitted to the New York Stock Exchange, as required by its listing rules. Available on the company's Web site, www.anheuser-busch.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance); codes of business conduct for directors, officers and employees; and Anheuser-Busch's corporate governance guidelines.

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

40                                                                ANHEUSER-BUSCH COMPANIES, INC.

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

The board of directors is responsible for ensuring the independence and qualifications of audit committee members under applicable New York Stock Exchange and U.S. Securities and Exchange Commission standards. The audit committee consists of five nonmanagement directors and oversees the company's financial reporting and internal controls system and meets with management, the independent auditors and the internal auditors periodically to review auditing and financial reporting matters. The audit committee is solely responsible for the selection and retention of the company's independent auditors, subject to shareholder approval. The audit committee held five meetings during 2006 and its report for 2006 can be found in the company's proxy statement.

In addition to the audits of the company's internal control over financial reporting and management's assessment of internal control over financial reporting, PricewaterhouseCoopers LLP, an independent registered public accounting firm, is also responsible for auditing the company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows, and changes in shareholders equity.

Management's Report on Internal Control Over Financial Reporting

It is also management's responsibility to establish and maintain adequate internal control over financial reporting; as such term is defined by the U.S. Securities and Exchange Commission. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the company conducted an assessment of the effectiveness of its internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Based on the company's evaluation under the COSO framework, Anheuser-Busch management concluded that the company's internal control over financial reporting was effective as of December 31, 2006. The company's internal control over financial reporting, and management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006, have both been audited by PricewaterhouseCoopers LLP, as stated in its report.

ANHEUSER-BUSCH COMPANIES, INC.                                                            41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Anheuser-Busch Companies, Inc.

We have completed integrated audits of Anheuser-Busch Companies, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 5 and 6 to the consolidated financial statements, respectively, the Company adopted Statement of Financial Accounting Standard No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, and Statement of Financial Accounting Standard No. 123(R), Share-Based Payment.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

St. Louis, MO
February 28, 2007

42                                                                                                                                                 ANHEUSER-BUSCH COMPANIES, INC.

CONSOLIDATED BALANCE SHEET

Year Ended December 31 (in millions, except per share)	2006	2005

Assets
Current Assets
Cash	$219.2	$225.8
Accounts receivable	720.2	681.4
Inventories	694.9	654.5
Other current assets	195.2	197.0
Total current assets	1,829.5	1,758.7
Investments in affiliated companies	3,680.3	3,448.2
Plant and equipment, net	8,916.1	9,041.6
Intangible assets, including goodwill of $1,077.8 and $1,034.5, respectively	1,367.2	1,232.6
Other assets	584.1	1,073.9
Total Assets	$16,377.2	$16,555.0

Liabilities and Shareholders Equity
Current Liabilities
Accounts payable	$1,426.3	$1,249.5
Accrued salaries, wages and benefits	342.8	250.9
Accrued taxes	133.9	156.7
Accrued interest	124.2	123.7
Other current liabilities	218.9	201.8
Total current liabilities	2,246.1	1,982.6
Retirement benefits	1,191.5	1,412.8
Debt	7,653.5	7,972.1
Deferred income taxes	1,194.5	1,345.9
Other long-term liabilities	152.9	161.8
Shareholders Equity
Common stock, $1.00 par value, authorized 1.6 billion shares	1,473.7	1,468.6
Capital in excess of par value	2,962.5	2,685.9
Retained earnings	16,741.0	15,698.0
Treasury stock, at cost	(16,007.7)	(15,258.9)
Accumulated nonowner changes in shareholders equity	(1,230.8)	(913.8)
Total Shareholders Equity	3,938.7	3,679.8
Commitments and contingencies	—	—
Total Liabilities and Shareholders Equity	$16,377.2	$16,555.0

The footnotes on pages 47 - 63 of this report are an integral component of the company’s consolidated financial statements.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                                      43

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31 (in millions, except per share)	2006	2005	2004
Gross sales	$17,957.8	$17,253.5	$17,160.2
Excise taxes	(2,240.7)	(2,217.8)	(2,226.0)
Net sales	15,717.1	15,035.7	14,934.2
Cost of sales	(10,165.0)	(9,606.3)	(9,020.0)
Gross profit	5,552.1	5,429.4	5,914.2
Marketing, distribution and administrative expenses	(2,832.5)	(2,837.5)	(2,740.5)
Litigation settlement	—	(105.0)	—
Operating income	2,719.6	2,486.9	3,173.7
Interest expense	(451.3)	(454.5)	(426.9)
Interest capitalized	17.6	19.9	21.9
Interest income	1.8	2.4	4.7
Other income/(expense), net	(10.8)	2.7	38.7
Income before income taxes	2,276.9	2,057.4	2,812.1
Provision for income taxes	(900.5)	(811.1)	(1,097.5)
Equity income, net of tax	588.8	498.1	404.1
Net income	$1,965.2	$1,744.4	$2,118.7

Basic earnings per share	$2.55	$2.24	$2.65
Diluted earnings per share	$2.53	$2.23	$2.62

The footnotes on pages 47 - 63 of this report are an integral component of the company’s consolidated financial statements.

44                                                                                                                                    ANHEUSER-BUSCH COMPANIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

Year Ended December 31 (in millions, except per share)	2006	2005	2004

Common Stock, $1.00 Par Value
Balance, beginning of period	$1,468.6	$1,463.0	$1,457.9
Shares issued under stock plans	5.1	5.6	5.1
Balance, end of period	$1,473.7	$1,468.6	$1,463.0

Capital in Excess of Par Value
Balance beginning of period	$2,685.9	$2,387.9	$1,981.0
Stock compensation related	138.2	134.1	187.3
Shares issued under stock plans	138.4	163.9	145.6
Grupo Modelo capital transaction	—	—	74.0
Balance, end of period	$2,962.5	$2,685.9	$2,387.9

Retained Earnings
Balance, beginning of period	$15,698.0	$14,754.4	$13,404.2
Net income	1,965.2	1,744.4	2,118.7
Common dividends paid (per share: 2006, $1.13; 2005, $1.03; 2004, $.93)	(871.6)	(800.8)	(742.8)
Deferred income tax adjustment	(50.6)	—	(25.9)
Shares issued under stock plans	—	—	0.2
Balance, end of period	$16,741.0	$15,698.0	$14,754.4

Treasury Stock
Balance, beginning of period	$(15,258.9)	$(14,638.5)	$(12,939.0)
Treasury stock acquired	(745.9)	(620.4)	(1,699.5)
Restricted stock cancellations	(2.9)	—	—
Balance, end of period	$(16,007.7)	$(15,258.9)	$(14,638.5)

Accumulated Nonowner Changes in Shareholders Equity
Balance, beginning of period	$(913.8)	$(988.9)	$(890.3)
Foreign currency translation gains/(losses)	(70.2)	184.5	102.9
Deferred hedging gains/(losses)	4.5	(1.1)	(61.1)
Deferred securities valuation gains/(losses)	1.0	(95.6)	(76.4)
Deferred retirement benefits costs	(252.3)	(12.7)	(64.0)
Total changes, net of deferred income taxes	(317.0)	75.1	(98.6)
Balance, end of period	$(1,230.8)	$(913.8)	$(988.9)

ESOP Debt Guarantee
Balance, beginning of period	$—	$—	$(46.3)
Annual debt service	—	—	46.3
Balance, end of period	$—	$—	$—
Total Shareholders Equity	$3,938.7	$3,679.8	$2,977.9

Net Income and Nonowner Changes in Shareholders Equity
Net income	$1,965.2	$1,744.4	$2,118.7
Total nonowner changes in shareholders equity, net of deferred income taxes	(317.0)	75.1	(98.6)
Combined Net Income and Nonowner Changes in Shareholders Equity	$1,648.2	$1,819.5	$2,020.1

The footnotes on pages 47 - 63 of this report are an integral component of the company’s consolidated financial statements.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                          45

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (in millions)	2006	2005	2004

Cash Flow from Operating Activities
Net Income	$1,965.2	$1,744.4	$2,118.7
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	988.7	979.0	932.7
Stock compensation expense	122.9	134.1	187.3
lncrease/(Decrease) in deferred income taxes	(45.8)	(39.1)	121.4
Gain on sale of business	—	(15.4)	(13.4)
Undistributed earnings of affiliated companies	(341.8)	(288.0)	(225.1)
Other, net	(168.6)	136.6	(25.0)
Operating cash flow before change in working capital	2,520.6	2,651.6	3,096.6
(Increase)/Decrease in working capital	188.8	50.3	(181.6)
Cash provided by operating activities	2,709.4	2,701.9	2,915.0

Cash Flow from Investing Activities
Capital expenditures	(812.5)	(1,136.7)	(1,089.6)
New business acquisitions	(101.0)	—	(727.9)
Proceeds from sale of business	—	48.3	302.5
Cash used for investing activities	(913.5)	(1,088.4)	(1,515.0)

Cash Flow from Financing Activities
Increase in debt	334.8	100.0	1,443.8
Decrease in debt	(663.3)	(456.0)	(510.6)
Dividends paid to shareholders	(871.6)	(800.8)	(742.8)
Acquisition of treasury stock	(745.9)	(620.4)	(1,699.5)
Shares issued under stock plans	143.5	161.4	146.1
Cash used for financing activities	(1,802.5)	(1,615.8)	(1,363.0)
Net increase in cash during the year	(6.6)	(2.3)	37.0
Cash, beginning of year	225.8	228.1	191.1
Cash, end of year	$219.2	$225.8	$228.1

The footnotes on pages 47 - 63 of this report are an integral component of the company’s consolidated financial statements.

46                                                                                                                                                          ANHEUSER-BUSCH COMPANIES, INC.

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

REVENUE RECOGNITION
The company's revenue recognition practices comply with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped domestically to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned beer wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers. For international beer and packaging operations, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit a park location, rather than when advance or season tickets are sold.

TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable are reported at net realizable value. This value includes an allowance for estimated uncollectible receivables, which is charged to the provision for doubtful accounts. Estimated uncollectible receivables are based on the amount and status of past-due accounts, contractual terms of the receivables and the company's history of uncollectible accounts.

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

TAXES COLLECTED FROM CUSTOMERS
Taxes collected from customers and remitted to tax authorities are state and federal excise taxes on beer shipments and local and state sales taxes on attendance, food service and merchandise transactions at the company's theme parks. Excise taxes are shown in a separate line item in the consolidated income statement as reduction of gross sales. Sales taxes collected from customers are recognized as a liability, with the liability subsequently reduced when the taxes are remitted to the tax authority. Entertainment operations collected from customers and remitted to tax authorities total sales taxes of $62.0 million, $56.4 million, and $52.5 million, respectively, in 2006, 2005 and 2004.

DELIVERY COSTS
In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the company reports pass-through freight costs on beer shipped to independent beer wholesalers in cost of sales. Reimbursements of these costs by wholesalers are reported in sales.

Costs incurred by company-owned beer wholesalers to deliver beer to retail customers are included in marketing, distribution and administrative expenses. These costs are considered marketing related because in addition to product delivery, drivers provide substantial marketing and other customer service functions to retailers including product display, shelf space management, distribution of promotional materials, draught line cleaning and product rotation. Delivery costs associated with company-owned beer wholesalers totaled $274.1 million, $277.5 million and $266.6 million, respectively in 2006, 2005 and 2004.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                                             47

ADVERTISING AND PROMOTIONAL COSTS
Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $771.2 million in 2006, $849.8 million in 2005 and $806.7 million in 2004. Sales promotion costs are recognized as a reduction of net sales when incurred, and totaled $675.3 million in 2006, $716.7 million in 2005 and $535.7 million in 2004.

FINANCIAL DERIVATIVES
Anheuser-Busch uses financial derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates, and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit.

The company accounts for its derivatives in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," which requires all derivatives to be carried on the balance sheet at fair value and meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Hedge accounting creates the potential for an income statement match between the changes in fair values of derivatives and the changes in cost or values of the associated underlying transactions, generally in cost of sales for Anheuser-Busch. By policy, derivatives held by the company must be designated as hedges of specific exposures at inception, with an expectation that changes in the fair value will essentially offset the change in cost or value for the underlying exposure. All of the company's derivatives qualify for hedge accounting under FAS 133. Liquidation of derivative positions is required whenever it is subsequently determined that an underlying transaction will not occur, with the gains or losses recognized in the income statement on liquidation. The fair values of derivatives are determined from market observation or dealer quotation. Commodities derivatives outstanding at December 31, 2006, all have initial terms of three years or less and the associated underlying transactions are expected to occur within that timeframe.

Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of the change in fair value reported in nonowner changes in equity until the underlying transaction occurs. Amounts due from counterparties (unrealized hedge gains) or owed to counterparties (unrealized hedge losses) are included in current assets and current liabilities, respectively.

See Note 3 for additional information on underlying hedge categories, notional and fair values of derivatives, types and classifications of derivatives used, and gains and losses from hedging activity.

INCOME TAXES
The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes." See Note 7 for additional information on the company's provision for income taxes, deferred income tax assets and liabilities, and effective tax rate.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation requires that realization of an uncertain income tax position must be estimated as "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, the Interpretation requires the recognition of tax benefits recorded in the financial statements to be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information. The Interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. Anheuser-Busch will adopt the Interpretation when required in the first quarter 2007. The company expects minimal impact from adoption of this Interpretation.

RESEARCH AND DEVELOPMENT COSTS AND START-UP COSTS
Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

CASH
Cash includes cash in banks, demand deposits, and investments in short-term marketable securities with original maturities of 90 days or less.

INVENTORIES
Inventories are valued at the lower of cost or market. The company uses the last-in, first-out method (LIFO) valuation approach to determine cost primarily for domestic production inventories, and uses average cost valuation primarily for international production and retail merchandise inventories. LIFO was used for 68% and 72% of total inventories at December 31, 2006 and 2005, respectively. Had the average cost method been used for all inventories as of December 31, 2006 and 2005, the value of total inventories would have been $137.9 million and $126.6 million higher, respectively.

48                                                                                                                                                                       ANHEUSER-BUSCH COMPANIES, INC.

Following are the components of the company's inventories as of December 31 (in millions).

	2006	2005
Raw materials and supplies	$385.6	$386.9
Work in process	110.8	93.5
Finished goods	198.5	174.1
Total inventories	$694.9	$654.5

INTANGIBLE ASSETS
Anheuser-Busch's intangible assets consist of trademarks, beer distribution rights, and goodwill. Trademarks and beer distribution rights meeting criteria for separate recognition as specified by FAS 142, "Goodwill and Other Intangible Assets," are recognized in distinct asset categories. Trademarks include purchased trademarks, brand names, logos, slogans, or other recognizable symbols associated with the company's products. Trademarks are not amortized because they have indefinite lives. Domestic beer distribution rights are associated with company-owned beer wholesale operations and represent the exclusive legal right to sell the company's products in defined geographic areas. The carrying values of these rights have indefinite lives and are not amortized, primarily due to the company's intent to operate its wholesalerships in perpetuity and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and China and are being amortized over their respective useful lives. The company's distribution rights in the United Kingdom are contractually limited to 32 years and expire in 2029. Distribution rights in China are being amortized over seven years, through 2011, based on independent valuation appraisal and normal practice in China. The company analyzes its trademarks and product distribution rights for potential impairment annually, based on projected future cash flows and observation of independent beer wholesaler exchange transactions.

The company recognizes the excess of the cost of acquired businesses over the fair value of the net assets purchased as goodwill. Goodwill related to consolidated businesses is included in intangible assets on the balance sheet while goodwill associated with the company's equity investments (primarily Grupo Modelo) is included in investments in affiliated companies. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance, consideration of significant events or changes in the overall business environment and comparable market transactions. The impairment analysis for consolidated goodwill is performed at the reporting unit level using a two-step process. The first step is a comparison of the fair value of the business, determined using future cash flow analysis and/or comparable market transactions, to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill to the recorded goodwill balance. A review of goodwill completed in the fourth quarter of 2006 found no impairment. Goodwill related to equity investments is tested for impairment if events or circumstances indicate the entire investment could be impaired. Recoverability testing for equity investment goodwill is based on a combination of future cash flow analysis and consideration of pertinent business and economic factors. See Note 4 for additional information on changes in the balances of intangible assets.

COMPUTER SYSTEMS DEVELOPMENT COSTS
The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Computer systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

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

	2006	2005
Land	$297.7	$282.5
Buildings	5,123.6	4,970.4
Machinery and equipment	12,919.8	12,552.9
Construction in progress	369.5	403.1
Plant and equipment, at cost	18,710.6	18,208.9
Accumulated depreciation	(9,794.5)	(9,167.3)
Plant and equipment, net	$8,916.1	$9,041.6

VALUATION OF SECURITIES
For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its investments as "available for sale" and adjusts the carrying values of those securities to fair market value each period. Market valuation gains or losses are deferred in nonowner changes in shareholders equity and are not recognized in the income statement until the investment is sold. The only investment currently accounted for under FAS 115 is an immaterial

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                              49

investment in the common stock of Kirin Brewing Company, Ltd. of Japan. In 2005 and 2004, deferred market valuations also included noncash changes in the value of convertible debt issued to the company by its strategic partner in China, Tsingtao Brewery. See Note 2 for a complete discussion of the company's investment in Tsingtao.

ISSUANCE OF STOCK BY EQUITY INVESTEES
The company has elected to treat issuances or repurchases of common stock by equity investees as equity transactions per SEC Staff Accounting Bulletin No. 52, and therefore recognizes no gain or loss when shares are issued or repurchased.

2.	International Equity Investments

GRUPO MODELO
Anheuser-Busch owns a 35.12% direct interest in Grupo Modelo, S.A.B. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, and a 23.25% direct interest in Modelo's operating subsidiary Diblo, S.A. de C.V. (Diblo). The company's direct investments in Modelo and Diblo give Anheuser-Busch an effective (direct and indirect) 50.2% equity interest in Diblo. Anheuser-Busch holds nine of 19 positions on Modelo's board of directors (with the Controlling Shareholders Trust holding the other 10 positions) and also has membership on the audit committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The total cost of the company's investments was $1.6 billion.

The carrying amount of the Modelo investment was $3,362.7 million and $3,148.3 million, respectively, at December 31, 2006 and 2005. Included in the carrying amounts of the Modelo investment is goodwill of $536.6 million and $558.0 million, respectively. Changes in goodwill during 2006 and 2005 are primarily due to changes in exchange rates between the U.S. dollar and Mexican peso.

Dividends received from Grupo Modelo in 2006 totaled $240.0 million, compared to $203.6 million in 2005 and $170.2 million in 2004. Dividends are paid based on a free-cash-flow distribution formula in accordance with the Investment Agreement between the companies and are recorded as a reduction in the carrying value of the company's investment. Cumulative unremitted earnings of Grupo Modelo totaled $1,901.5 million at December 31, 2006.

In the third quarter 2004, Modelo received a $251.0 million capital infusion into certain subsidiaries in exchange for equity in those subsidiaries. Anheuser-Busch recognized its after-tax share of the capital infusion as an equity transaction and reported an $85.4 million increase in its Grupo Modelo investment and a $74.0 million increase in capital in excess of par value, net of deferred income taxes of $11.4 million.

Summary financial information for Grupo Modelo as of and for the three years ended December 31 is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles on a one-month lag basis, and include the impact of Anheuser-Busch's purchase accounting adjustments.

	2006	2005	2004
Cash and marketable securities	$2,094.0	$1,640.5	$1,419.6
Other current assets	$1,017.6	$933.3	$719.4
Noncurrent assets	$4,538.5	$4,592.8	$4,041.3
Current liabilities	$524.7	$407.1	$406.0
Noncurrent liabilities	$345.9	$411.3	$356.9
Gross sales	$5,460.2	$4,734.0	$4,220.8
Net sales	$5,072.1	$4,399.0	$3,862.6
Gross profit	$2,643.9	$2,315.1	$2,092.3
Minority interest	$1.5	$1.3	$3.5
Net income	$1,141.1	$966.8	$788.1

TSINGTAO
Since 2003, Anheuser-Busch has participated in a strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China and producer of the Tsingtao brand. Through March 2005, the company had invested $211 million in Tsingtao, in the form of a 9.9% equity stake in Tsingtao common shares and two convertible bonds. The 9.9% equity interest was accounted for under the cost method through April 2005 when the company converted its bonds into Tsingtao Series H common shares. The bond conversion increased Anheuser-Busch's economic ownership in Tsingtao from 9.9% to 27%, and its voting stake from 9.9% to 20%. Local government authorities hold the proxy voting rights for the 7% difference between the company's voting and economic stakes. The increased economic stake allowed Anheuser-Busch to nominate an additional director, giving the company two of eleven board seats and representation on related committees. Because of the increased share and voting ownership and board representation, Anheuser-Busch believes it has the ability to exercise significant influence and therefore began applying the equity method of accounting for Tsingtao in May 2005, on a one-month lag basis.

In the fourth quarter 2003, the company loaned Tsingtao $15 million for a term of five years at an annual interest rate of l%. The loan provided Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

The carrying values of the company's Tsingtao investment were $241.9 million and $224.8 million, respectively, at December 31, 2006 and 2005. Dividends received from Tsingtao totaled $7.0 million in 2006 and $6.5 million in 2005.

50                                                                                                                                ANHEUSER-BUSCH COMPANIES, INC.

3.	Derivatives and Other Financial Instruments

DERIVATIVES
Under FAS 133, derivatives are classified as fair value, cash flow or net investment hedges (foreign currency denominated), depending on the nature of the underlying exposure. The company's interest rate hedges are fair value hedges, while commodity cost hedges and most foreign currency denominated hedges are classified as cash flow hedges. Hedged commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs, and include aluminum, rice, corn and natural gas. Anheuser-Busch's primary foreign currency exposures result from transactions and investments denominated in Mexican pesos, Chinese renminbi, Canadian dollars, British pounds sterling, and euros. These exposures are long, meaning the company has or generates surplus quantities of these currencies.

Fair value hedges are accounted for by recognizing the changes in fair values for both the derivative and the underlying hedged exposure in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in cost or value of the underlying exposure is deferred in nonowner changes in shareholders equity, and later reclassified into earnings to match the impact of the underlying transaction when it occurs. Net investment hedges are accounted for in the foreign currency translation account in nonowner changes in shareholders equity. Regardless of classification, a 100% effective hedge will result in zero net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cost or value changes in the underlying exposure, there could be a net earnings impact. Gains and losses from the ineffective portion of any hedge are recognized in the income statement immediately.

Following are the notional transaction amounts and fair values for the company's outstanding derivatives at December 31 (in millions, with brackets indicating a deferred loss position). Because the company hedges only with derivatives that have high correlation with the underlying transaction cost or value, changes in derivatives fair values and the underlying cost are expected to largely offset.

	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign currency
Forwards	$115.3	$2.7	$115.2	$(2.1)
Options	306.5	4.4	277.2	7.6
Total foreign currency	421.8	7.1	392.4	5.5
Interest rate
Swaps	100.0	(1.3)	250.0	0.2
Commodity price
Swaps	22.2	(4.1)	26.2	(3.8)
Futures and forwards	111.9	8.4	82.0	(1.9)
Total commodity price	134.1	4.3	108.2	(5.7)
Total outstanding derivatives	$655.9	$10.1	$750.6	$—

The table below shows derivatives gains and losses deferred in nonowner changes in shareholders equity as of December 31, 2006, 2005 and 2004 (in millions). The amounts shown for 2005 and 2004 were subsequently recognized in earnings as the hedged transactions took place, mostly in the next year. The gains and losses deferred as of December 31, 2006 are generally expected to be recognized in 2007 as the underlying transactions occur. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because some of the company's derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations. Included in the figures below are deferred option premium costs of $3.1 million, $4.4 million and $6.5 million at the end of 2006, 2005 and 2004, respectively.

	2006	2005	2004
Deferred gains	$9.2	$2.6	$2.8
Deferred losses	(5.9)	(6.4)	(4.9)
Net deferred gains/(losses)	$3.3	$(3.8)	$(2.1)

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                 51

Following are derivative gains and losses recognized in earnings during the years shown. As noted, effective gains and losses had been deferred over the life of the transaction and recognized simultaneously with the impact of price changes in the underlying transactions. The ineffective gains and losses were recognized immediately when it was evident they did not precisely offset price changes in the underlying transactions. The ineffective gain for 2004 includes $19.5 million reported in other income related to the sale of commodity hedges that had been in place for future years. The hedges were originally placed using cost estimates which were subsequently lowered during contract renewal negotiations, resulting in significant hedge ineffectiveness in accordance with FAS 133.

	2006	2005	2004
Effective gains
Cash flow hedges	$1.5	$20.1	$65.7
Fair value hedges	5.6	(0.5)	—
Total effective gains	7.1	20.6	65.7
Effective losses
Cash flow hedges	(34.0)	(8.1)	(15.3)
Fair value hedges	(24.8)	(6.0)	(13.6)
Total effective losses	(58.8)	(14.1)	(28.9)
Net effective gains/(losses)	$(51.7)	$6.5	$36.8
Net ineffective gains	$2.2	$0.2	$26.5

CONCENTRATION OF CREDIT RISK
The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS
Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $17.6 million and $15.3 million, at December 31, 2006 and 2005, respectively. The fair value of long-term debt, excluding commercial paper, and estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $7.7 billion and $8.3 billion at December 31, 2006 and 2005, respectively.

4.	Intangible Assets

The following table shows the activity in goodwill, beer distribution rights and trademarks during the three years ended December 31 (in millions). International beer distribution rights have a combined gross cost of $57.1 million and a remaining unamortized balance of $40.0 million at December 31, 2006. The company expects amortization expense of approximately $5 million per year related to international distribution rights over the next five years.

	Trademarks	Goodwill	Beer Distribution Rights
Balance at Dec. 31, 2003	$—	$989.9	$221.3
Domestic beer wholesaler acquisition	—	21.2	10.6
Disposition of domestic beer wholesaler equity investment	—	—	(40.1)
Harbin acquisition	44.4	613.8	15.4
CCU disposition	—	(126.0)	—
Amortization of international distribution rights	—	—	(1.8)
Foreign currency translation	—	10.3	1.5
Balance at Dec. 31, 2004	44.4	1,509.2	206.9
Domestic beer wholesaler disposition	—	—	(5.6)
Disposition of domestic beer wholesaler equity investment	—	—	(20.9)
Tsingtao investment	97.9	—	11.6
Harbin purchase accounting adjustments	—	34.3	—
Amortization of international distribution rights	—	—	(4.7)
Foreign currency translation	3.5	49.0	(1.7)
Balance at Dec. 31, 2005	145.8	1,592.5	185.6
Harbin minority interest buyout	—	20.5	—
Acquisition of Rolling Rock brands	79.3	—	3.0
Acquisition of Grolsch and Tiger import rights	—	—	9.2
Domestic beer wholesaler equity investment	—	—	27.8
Disposition of domestic beer wholesaler equity investment	—	—	(14.8)
Amortization of international distribution rights	—	—	(5.6)
Foreign currency translation	4.6	1.4	3.3
Balance at Dec. 31, 2006	$229.7	$1,614.4	$208.5

5.	Retirement Benefits

ADOPTION OF FAS 158
In September 2006, the Financial Accounting Standards Board issued FASB No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." FAS 158 focuses primarily on balance sheet reporting for the funded status of benefit plans and requires recognition of benefit liabilities for under-funded plans and benefit assets for over-funded plans, with offsetting impacts to nonowner changes in shareholders equity.

52                                                                                                                                                   ANHEUSER-BUSCH COMPANIES, INC.

The company adopted FAS 158 effective with the December 31, 2006 financial statements. Anheuser-Busch is in a net underfunded position for its pension and retiree health care plans and has therefore recognized incremental retirement benefit liabilities on adoption. Additionally, the company has reclassified its pension liability from other long-term liabilities to retirement benefits on the consolidated balance sheet.

The new rules will also require companies to measure benefit plan assets and liabilities as of the balance sheet date for financial reporting purposes, eliminating the alternative approach of using a measurement date up to 90 days prior to the balance sheet date. The effective date for this change is delayed until year-end 2008. The company currently uses an October 1 measurement date and will adopt a December 31 measurement date in 2008 as required. Adopting the new measurement date will require a one-time adjustment to retained earnings per the transition guidance in FAS 158. None of the changes prescribed by FAS 158 will impact the company's results of operations or cash flows.

PENSION BENEFITS
The company sponsors pension plans for its employees. Net annual pension expense for single-employer defined benefit plans and total pension expense for the three years ended December 31 are presented in the following table (in millions). Contributions to multiemployer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for these plans equals cash contributions made by Anheuser-Busch.

	2006	2005	2004
Service cost (benefits earned during the year)	$102.7	$94.2	$86.6
Interest cost on projected benefit obligation	170.0	168.3	159.2
Assumed return on plan assets	(198.6)	(194.9)	(189.2)
Amortization of prior service cost and net actuarial losses	112.8	88.8	62.0
Single-employer defined benefit plans	186.9	156.4	118.6
Multiemployer plans	16.2	16.2	16.8
Defined contribution plans	20.1	19.1	18.9
Total pension expense	$223.2	$191.7	$154.3

The measurement date for the company's pension accounting is October 1. The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow.

	2006	2005	2004
Annual expense:
Discount rate	5.5%	6.0%	6.25%
Long-term return on plan assets	8.5%	8.5%	8.5%
Rate of compensation growth	4.0%	4.25%	4.25%
Funded status:
Discount rate	6.0%	5.5%	6.0%
Rate of compensation growth	4.0%	4.0%	4.25%

For informational purposes, following is a summary of the potential impact on 2007 annual pension expense of a hypothetical 1% change in actuarial assumptions (in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company's pension funding requirements

Assumption	2006 Rate	Impact of 1% Increase	Impact of 1% Decrease
Long-term return on assets	8.5%	$(24.3)	$24.3
Discount rate	5.5%	$(47.2)	$55.5
Compensation growth rate	4.0%	$20.5	$(18.1)

Under FAS 158, pension assets or liabilities are recognized for the funded status of single-employer pension plans, based on a comparison of the projected benefit obligation (PBO) to plan assets for each plan. The following tables present changes in the PBO, changes in the fair value of plan assets and the combined funded status for all single-employer defined benefit plans for the two years ended December 31 (in millions).

	2006	2005
Beginning projected benefit obligation (PBO)	$3,189.9	$2,894.0
Service cost	102.7	94.2
Interest cost	170.0	168.3
Plan amendments	3.3	6.7
Actuarial loss/(gain)	(135.0)	205.8
Foreign currency translation	8.9	(6.6)
Benefits paid	(214.7)	(172.5)
Projected benefit obligation (PBO) at Oct. 1	$3,125.1	$3,189.9

	2006	2005
Fair value of plan assets, beginning of year	$2,314.7	$2,188.1
Actual return on plan assets	238.2	282.4
Employer contributions	236.3	15.8
Foreign currency translation	5.5	(3.9)
Benefits paid	(214.7)	(172.5)
Fair value of plan assets at Oct. 1	2,580.0	2,309.9
Fourth quarter contributions	79.3	4.8
Fair value of plan assets, end of year	$2,659.3	$2,314.7
Funded status - PBO in excess of plan assets	$465.8	$875.2

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                             53

The following shows pension assets and liabilities reported on the balance sheet at December 31, 2006. The PBO is the actuarial net present value of all benefits related to employee service rendered to date, including assumptions of future annual compensation increases to the extent appropriate. The pension asset is classified as noncurrent on the balance sheet. Of the $466.8 million total pension liability, $2.8 million is classified as current, with the remainder classified as noncurrent.

2006
Plans with assets in excess of PBO (pension asset)
Plan assets	$117.6
PBO	(116.6)
Pension asset recognized	$1.0

2006
Plans with PBO in excess of assets (pension liability)
PBO	$(3,008.5)
Plan assets	2,541.7
Pension liability recognized	$(466.8)

Following is information the two years ended December 31 for those plans where the accumulated benefit obligation (ABO) for single-employer plans exceeds plan assets (in millions). The ABO is the actuarial present value of benefits for services rendered to date, with no consideration of future compensation increases.

	2006	2005
Plans with ABO in excess of assets
ABO	$(2,748.9)	$(2,890.9)
Plan assets at Oct. 1	2,541.7	2,309.9
ABO in excess of plan assets	$(207.2)	$(581.0)

The ABO for all plans totaled $2,865.5 at December 31, 2006 and $2,890.9 at December 31, 2005.

Following is the prepaid pension asset for single-employer pension plans recognized as of December 31, 2005 (in millions).

2005
Funded status - plan assets greater than/(less than) PBO	$(875.2)
Unrecognized net actuarial loss	1,136.2
Unamortized prior service cost	131.1
Prepaid pension asset	$392.1

Prior to the adoption of FAS 158, recognition of an alternative minimum pension liability (offset in nonowner changes in equity) was necessary whenever the ABO exceeded plan assets. Summarized in the following table are the components of the company's minimum pension liability recognized for the year ended December 31, 2005 and the minimum pension liability at December 31, 2006 prior to adoption of FAS 158 (in millions).

	2006	2005
Minimum pension liability - domestic plans	$(695.9)	$(968.4)
Minimum pension liability - equity investments	(15.7)	(28.2)
Intangible asset - unrecognized prior service costs	108.3	132.6
Deferred income taxes	233.3	334.3
Deferred pension costs, pre-FAS 158	$(370.0)	$(529.7)

Following are deferred pension costs which have not yet been recognized in periodic pension expense but instead are accrued in nonowner changes in shareholders equity, as of December 31 (in millions). Unrecognized actuarial losses represent changes in the PBO over time, primarily due to changes in assumed discount rates. Unrecognized prior service cost is the impact of changes in plan benefits applied retrospectively to employee service previously rendered. Deferred pension costs are amortized into annual pension expense over the average remaining assumed service period for active employees, which was approximately ten years at the end of 2006. Actuarial losses and prior service costs expected to be amortized into net periodic pension expense in 2007 are $66 million and $19 million, respectively. Recording these deferred costs has no impact on annual pension expense or funding requirements.

	2006	2005
Prior service cost	$(112.5)	$(131.1)
Unrecognized actuarial losses	(872.8)	(837.3)
Pretax deferred pension costs	(985.3)	(968.4)
Deferred income taxes	391.2	334.3
Deferred pension costs - domestic plans	(594.1)	(634.1)
Intangible asset - unrecognized prior service cost	—	132.6
Deferred pension costs - equity investments	(15.7)	(28.2)
Net pension costs deferred in nonowner changes in shareholders equity	$(609.8)	$(529.7)

The following illustrates the impact on nonowner changes in shareholders equity of accruing all deferred pension costs at December 31, 2006, in accordance with FAS 158 (in millions).

	2006
	Before FAS 158 Adjustments	FAS 158 Adjustments	Ending Balance
Reported in assets and liabilities
Pension asset	$519.6	$(518.6)	$1.0
Pension liability	$(695.9)	$229.1	$(466.8)
Reported in nonowner changes in shareholders equity
Deferred pension costs (domestic and equity)	$(711.6)	$(289.4)	$(1,001.0)
Intangible asset - unrecognized prior service cost	108.3	(108.3)	—
Deferred income taxes	233.3	157.9	391.2
Net deferred pension costs	$(370.0)	$(239.8)	$(609.8)

 54                                                                                                                                                    ANHEUSER-BUSCH COMPANIES, INC.

PENSION PLAN ASSETS
Required funding for the company's single-employer defined benefit pension plans is determined in accordance with guidelines set forth in the federal Employee Retirement Income Security Act (ERISA). Funding for the company's multi-employer and defined contribution plans is based on specific contractual requirements for each plan. Additional contributions to enhance the funded status of pension plans can be made at the company's discretion. The company plans to make required pension contributions totaling $58 million for all plans in 2007, and provided additional discretionary pension funding of $85 million in January 2007. The company also made accelerated pension contributions of $214 million in 2006 and $187 million in 2004. Projections indicated that Anheuser-Busch would have been required to contribute these amounts in future years, but the company chose to make the contributions early in order to enhance the funded status of the plans.

Following is information regarding the allocation of the company's pension plan assets as of December 31, 2006 and 2005 and target allocation for 2007.

Asset Category	Percentage of Plan Assets at Dec. 31, 2005	Percentage of Plan Assets at Dec. 31, 2006	Target Asset Allocation for 2007
Equity securities	70%	70%	69%
Debt securities	26%	26%	27%
Real estate	4%	4%	4%
Total	100%	100%	100%

Asset allocations are intended to achieve a total asset return target over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense, and funding requirements. Expected returns, risk, and correlation among asset classes are based on historical data and investment advisor input. The assumed rate of return on pension plan assets is consistent with Anheuser-Busch's long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable or unfavorable differences between the assumed and actual returns on plan assets are generally recognized in periodic pension expense over the subsequent five years. The actual annual rate of return on plan assets net of investment manager fees was 10.5%, 13.7% and 11.7% for plan years ended September 30, 2006, 2005 and 2004, respectively.

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

The use of derivatives is permitted where appropriate to achieve overall investment policy objectives. Derivatives may be used by investment funds to hedge exposure to foreign currency denominated stocks and securitize cash in investment portfolios.

RETIREMENT HEALTH CARE AND INSURANCE BENEFITS
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

Net periodic retirement benefits expense for company retiree health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions). During 2004, Anheuser-Busch began recognizing the estimated impact of the Medicare Prescription Drug Improvement and Modernization Act, which provides federal payments to sponsors of retiree health care plans, such as Anheuser-Busch. On adoption of the Act, the company made a one-time $40.1 million reduction to its accumulated retirement benefits obligation which is accounted for as a deferred actuarial gain and amortized over the remaining service life of participating employees; approximately 9 years. Applying the Act has reduced annual retiree health care and life insurance expense by approximately $9 million.

	2006	2005	2004
Service cost	$24.3	$25.6	$22.3
Interest cost on APBO	36.9	39.3	34.8
Amortization of prior service benefit	(16.4)	(11.4)	(11.4)
Amortization of net actuarial loss	20.2	14.1	4.2
Net periodic retirement health care and life insurance benefits expense	$65.0	$67.6	$49.9

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                                 55

The following table details the components of the company's obligation for its single-employer defined benefit retirement health care and life insurance plans as of December 31 (in millions). As of December 31, 2006 and 2005, $64.3 million and $60.9 million, respectively, of the company's accumulated postretirement benefits obligation (APBO) was classified as current. Postretirement benefits obligations are unfunded; therefore no assets are associated with the plans. At December 31, 2005, neither deferred actuarial losses (primarily due to changes in assumed discount rates and differences in assumed versus actual health care costs) nor deferred prior service benefits were recognized on the balance sheet. With the adoption of FAS 158, these deferred actuarial items are fully recognized on the balance sheet as of December 31, 2006. Deferred actuarial items are amortized into annual retirement benefits expense over the remaining service life of participating employees. Deferred actuarial losses and unrecognized prior service benefits expected to be amortized into net retirement benefits expense in 2007 are $25 million and $10 million, respectively.

	2006	2005
APBO, beginning of year	$654.3	$600.4
Service cost	24.3	25.6
Interest cost	36.9	39.3
Actuarial loss	140.2	152.2
Plan amendments	—	(99.9)
Benefits paid	(68.7)	(63.3)
Plan participants' contributions	2.4	—
Medicare Part D subsidy	2.4	—
APBO, end of year	791.8	654.3
Unrecognized prior service benefits	—	105.0
Unrecognized net actuarial losses	—	(254.0)
Total retirement health care and life insurance liability	$791.8	$505.3

The following illustrates the impact on nonowner changes in shareholders equity of accruing all deferred retirement health care and life insurance costs at December 31, 2006, in accordance with FAS 158 (in millions).

2006
Deferred actuarial losses	$(374.0)
Deferred prior service benefits	88.6
Net deferred actuarial items	(285.4)
Deferred income taxes	113.2
Net actuarial items deferred in nonowner changes in shareholders equity	$(172.2)

The key actuarial assumptions used to determine net retirement benefits expense and the APBO for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate in 2012 and then remain constant thereafter. The measurement date for the company's retiree health care accounting is December 31.

	2006	2005	2004
Discount rate	5.75%	5.5%	6.0%
Initial health care inflation rate	8.1%	8.9%	9.7%
Future health care inflation rate	5.0%	5.0%	5.0%

For informational purposes, following is a summary of the potential impact on net periodic retirement benefits expense and the APBO of a hypothetical 1% change in the assumed health care inflation rate (in millions). Brackets indicate a reduction in expense or liability.

	1% Increase	1% Decrease
Net periodic retirement benefits expense	$3.7	$(3.7)
Retirement benefits liability	$38.9	$(39.3)

RETIREMENT BENEFITS PAYMENTS
Following are retirement benefits expected to be paid in future years, based on employee data and plan assumptions, as of December 31, 2006 (in millions).

	Pensions	Health Care and Insurance
2007	$166.0	$64.3
2008	$173.1	$65.2
2009	$192.7	$67.1
2010	$208.3	$68.4
2011	$223.3	$70.1
2012 - 2016	$1,324.1	$367.3

Effective November 30, 2006, the chairman of the board, the president and chief executive officer, and certain other senior executives retired as executive officers of the company and received lump sum pension payments from the supplemental executive retirement plan. The total of the lump sum payouts represented a portion of the supplemental plan's projected benefit obligation sufficient enough to constitute a plan settlement per FAS 88, Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans. Because the retirements occurred after the company's pension measurement date of October 1, and in accordance with FAS 88 settlement accounting, liabilities related to the supplemental plan have been remeasured as of December 15, 2006 and the company will recognize related deferred actuarial losses in the first quarter 2007.

EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS
The company sponsors employee stock purchase and savings plans (401(k) plans), which are voluntary defined contribution plans in which most regular employees are eligible for participa-

56                                                                                                                                                                ANHEUSER-BUSCH COMPANIES, INC.

tion. Under the 401(k) plans, the company makes matching cash contributions for up to 6%of employee pretax savings. The company's matching contribution percentage is established annually based on a formula that considers both consolidated net income and total employee costs. Total 401(k) expense was $60.7 million, $63.6 million and $50.9 million for 2006, 2005 and 2004, respectively. The 2004 expense was favorably impacted by the funding of a portion of the company's matching obligation through qualified Employee Stock Ownership Plans (ESOPs) which expired in March 2004.

6.	Stock-Based Compensation

STOCK OPTIONS
Under the terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the closing market price per the New York Stock Exchange Composite Tape on the date the options are granted. Previously, stock options were granted with an exercise price equal to the average of the high and low market prices on the effective date of the grant. At December 31, 2006, 2005 and 2004, a total of 115 million, 121 million and 95 million shares of common stock were designated for future issuance under existing stock option plans, respectively. The company issues new shares when options are exercised under employee stock compensation plans. Under the plans for the board of directors, shares are issued from treasury stock.

The company's stock options ratably vest over a three-year service period commencing immediately following grant of the award, and have a maximum life of 10 years. There are no performance-based vesting requirements associated with stock options. The company's stock option plans provide for immediate vesting of all unvested options whenever an employee voluntarily leaves the company and has completed at least 20 years of service or is at least age 60. For employees meeting these criteria the accelerated vesting policy renders the requisite three-year service condition "nonsubstantive" under FAS No. 123R. Due to the nonsubstantive service condition, these stock options are considered nonforfeitable, with the option grant date being the effective service completion date. The company therefore fully expenses all options granted to individuals meeting either criterion as of the grant date. The company also identifies stock options granted to employees who do not yet, but will meet the separation-based vesting criteria prior to the end of the three year vesting cycle and recognizes expense over the substantive vesting period for that group of options. Stock options granted to employees not meeting the separation-based vesting criteria are expensed ratably over the three-year option vesting period. Due to the requirement to expense nonforfeitable options as of the grant date, the company recognizes approximately 60% of its annual stock option expense in the fourth quarter each year when stock options are granted. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient's cash compensation is reported, and is classified as a corporate item for business segments reporting.

Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock instead of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their 2007 annual retainer in shares, the total number of shares issued would be 14,634, based on the closing price for the company's common stock at December 31, 2006.

The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets, or complete liquidation of the company.

Following is a summary of stock option activity and pricing for the years shown (options in millions).

	Options Outstanding	Wtd. Avg. Exercise Price	Options Exercisable	Wtd. Avg. Exercise Price
Balance, Dec. 31, 2003	83.4	$41.67	55.2	$37.43
Granted	14.1	$50.30
Exercised	(5.5)	$26.15
Cancelled	(0.2)	$48.13
Balance, Dec. 31, 2004	91.8	$43.93	64.1	$40.92
Granted	11.4	$43.83
Exercised	(5.9)	$25.48
Cancelled	(0.8)	$49.38
Balance, Dec. 31, 2005	96.5	$45.01	71.5	$44.06
Granted	9.5	$46.34
Exercised	(4.9)	$27.43
Cancelled	(1.1)	$48.64
Balance, Dec. 31, 2006	100.0	$45.97	80.3	$45.89

The fair values of options granted during the last three years are as follows (in millions, except per option).

	2006	2005	2004
Fair value of each option granted	$9.73	$8.81	$10.49
Total number of options granted	9.5	11.4	14.1
Total fair value of options granted	$92.4	$100.4	$147.9

The fair value of stock options granted has been estimated on the date of grant using a binomial (lattice method) option-pricing model. The binomial model is used for valuation because it accommodates several inputs in order to take into account multiple option exercise patterns as determined by the
ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                            57

company's actuaries, and essentially computes an overall value based on a weighting of each distinct pattern. The assumptions used in applying the binomial model follow. For illustrative purposes, the expected life, risk-free rate, and fair value per option shown are weighted averages derived from the distinct exercise patterns. The volatility of Anheuser-Busch common stock is estimated by the company's actuaries based on an analysis of both historical and current market volatilities.

	2006	2005	2004
Expected life of option	6.3 yrs.	5.5 yrs.	5.5 yrs.
Risk-free interest rate	4.6%	4.4%	3.7%
Expected volatility of Anheuser-Busch stock	20%	21%	22%
Expected dividend yield on Anheuser-Busch stock	2.5%	2.5%	1.8%

The following tables provide additional information regarding options outstanding and options that were exercisable as of December 31, 2006.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price
$10 -$29	6.4	1.6 yrs	$27.64	6.4	1.6 yrs	$27.64
$30 - $39	7.3	2.8 yrs	$37.84	7.3	2.8 yrs	$37.84
$40 - $49	58.3	6.3 yrs	$46.46	42.3	5.1 yrs	$46.89
$50 - $54	28.0	6.8 yrs	$51.29	24.3	6.6 yrs	$51.44
$10- $54	100.0	5.9 yrs	$45.96	80.3	5.1 yrs	$45.89

Range of		Pretax In-the-Money Value
Exercise Prices	Number	Options Outstanding	Options Exercisable
$10 - $29	6.4	$138.9	$138.9
$30 - $39	7.3	81.8	81.8
$40 - $49	58.3	183.4	82.0
$50 - $54	28.0
$10- $54	100.0	$404.1	$302.7

ADOPTION OF FAS 123R
Prior to 2006, Anheuser-Busch accounted for employee stock compensation in accordance with FAS 123, "Accounting for Stock-Based Compensation," and elected to recognize no expense related to employee stock compensation, since options were always granted with an exercise price equal to the market price of the company's stock on the effective date of grant. In December 2004, the Financial Accounting Standards Board issued a revised and renamed Standard regarding stock compensation - FAS 123R, "Share-Based Payment." The revised Standard, which was adopted by Anheuser-Busch in the first quarter of 2006, eliminates the disclosure-only election available under FAS 123 and requires recognition of compensation expense for stock options and all other forms of equity compensation, generally based on the fair value of the instruments on the effective date of grant. In order to enhance the comparability of all periods presented and provide the fullest understanding of the impact that expensing stock compensation has on the company's results, Anheuser-Busch has retrospectively applied the new Standard to prior period results.

Following are amounts pertinent to operations and cash flows for the years 2005 and 2004, and the balance sheet as of December 31, 2005 and 2004 as they were previously reported and after the retrospective adoption of FAS 123R. In connection with the adoption, the company adjusted deferred income taxes $50.6 million (offset in retained earnings) as of December 31, 2006 to eliminate deferred income taxes related to incentive stock options.

	2005		2004
	Including FAS 123R	As Reported	Including FAS 123R	As Reported
Operating Results
Cost of sales	$9,606.3	$9,579.5	$9,020.0	$8,982.5
Gross profit	$5,429.4	$5,456.2	$5,914.2	$5,951.7
Marketing, distribution and administrative expenses	$2,837.5	$2,730.2	$2,740.5	$2,590.7
Operating income	$2,486.9	$2,621.0	$3,173.7	$3,361.0
Income before income taxes	$2,057.4	$2,191.5	$2,812.1	$2,999.4
Provision for income taxes	$811.1	$850.4	$1,097.5	$1,163.2
Net income	$1,744.4	$1,839.2	$2,118.7	$2,240.3
Basic earnings per share	$2.24	$2.37	$2.65	$2.80
Diluted earnings per share	$2.23	$2.35	$2.62	$2.77

Cash Flows
Operating cash flow before the change in working capital	$2,651.6	$2,677.5	$3,096.6	$3,121.9
Cash provided by operating activities	$2,701.9	$2,727.8	$2,915.0	$2,940.3
Shares issued under stock plans	$161.4	$135.5	$146.1	$120.8
Cash used for financing activities	$1,615.8	$1,641.7	$1,363.0	$1,388.3

Balance Sheet as of December 31
Deferred income taxes	$1,345.9	$1,682.4	$1,417.4	$1,727.2
Capital in excess of par value	$2,685.9	$1,601.8	$2,387.9	$1,425.3
Retained earnings	$15,698.0	$16,445.6	$14,754.4	$15,407.2
Shareholders equity	$3,679.8	$3,343.3	$2,977.9	$2,668.1

58                                                                                                                                                                 ANHEUSER-BUSCH COMPANIES, INC.

The following illustrates the impact of stock option activity on earnings and cash flows for the last three years (in millions, except per share). Unrecognized pretax stock compensation cost as of December 31, 2006 was $96 million, which is expected to be recognized over a weighted average life of approximately 1.5 years.

	2006	2005	2004
Pretax stock compensation expense	$122.9	$134.1	$187.3
After-tax stock compensation expense	$87.1	$94.8	$121.6
Diluted earnings per share impact	$.11	$.12	$.15
Cash proceeds from stock option exercises	$121.3	$135.4	$111.0
In-the-money value of stock options exercised	$97.1	$122.4	$118.9
Income tax benefit of stock options exercised	$34.3	$41.6	$41.6
Income tax benefit in excess of associated deferred taxes	$22.6	$25.9	$25.3

The income tax benefit the company receives from the exercise of stock options is based on the income realized by optionees upon exercise, and is recognized as a reduction of current taxes payable and an increase in paid-in-capital with no impact on earnings. Because the company's employee stock options are not traded on an exchange, the fair value disclosed is required to be based on a theoretical option-pricing model. Employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders.

RESTRICTED STOCK
Effective January 2, 2006, the company issued shares of restricted stock to officers and certain other employees pursuant to grants made to them on November 22, 2005. Shares of restricted stock either vest ratably over a three-year period (time-based shares), or vest in prespecified percentages at the end of three years based on total BUD shareholder return performance ranked against the S&P 500 companies over that period (performance-based shares). The performance-based shares were granted to members of the company's Strategy Committee. All other employees received time-based shares. The company awarded 168,557 performance-based shares, of which 53,284 were cancelled in December due to senior executive retirements and the remainder are outstanding and unvested. Time-based shares awarded totaled 403,827, of which 129,668 vested on January 3, 2007. In accordance with FAS 123R, compensation expense is being recognized over the three-year vesting or performance evaluation period, respectively based on the grant date fair values of $43.39 per share for time-based shares and $35.58 per share for performance-based shares. As appropriate under FAS 123R, the fair value of the performance-based restricted shares includes a discount from the grant date market price that reflects the risk of forfeiture due to the performance-based vesting criteria.

7.	Income Taxes

Following are the components of the provision for income taxes for the three years ended December 31 (in millions).

	2006	2005	2004
Current tax provision
Federal	$789.3	$712.0	$772.6
State	141.1	129.8	170.0
Foreign	16.0	8.4	33.5
Total current provision	946.4	850.2	976.1
Deferred tax provision
Federal	(26.1)	(38.9)	109.6
State	(10.5)	(12.7)	11.8
Foreign	(9.3)	12.5	—
Total deferred provision	(45.9)	(39.1)	121.4
Total tax provision	$900.5	$811.1	$1,097.5

The deferred income tax provision is a noncash expense resulting from temporary differences between financial reporting and income tax filing in the timing of certain income and expense items, and differences in the bases of assets and liabilities. The primary temporary differences relate to depreciation on fixed assets, pension contributions and accrued U.S. taxes on equity income, net of applicable foreign tax credits. Anheuser-Busch operates in multiple legal jurisdictions that subject it to tax audits in the U.S. and various foreign countries. The company believes it has made adequate provisions in all jurisdictions for all years remaining subject to audit.

The company's deferred income tax liabilities and deferred income tax assets as of December 31, 2006 and 2005, are summarized by category in the following table (in millions). Deferred income tax liabilities result primarily from income tax deductions being received prior to expense recognition for financial reporting purposes. Deferred income tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for income tax purposes, and the recognition of underfunded pension liabilities. Deferred income taxes are not provided on undistributed earnings of consolidated foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $234.8 million and $205.6 million, respectively, at December 31, 2006 and 2005.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                    59

	2006	2005
Deferred income tax liabilities
Fixed assets	$1, 789.1	$1, 839.4
Accelerated pension contributions	234.6	219.8
Accrued net U.S. taxes on equity earnings	210. 6	188. 3
Other	217.4	177.9
Total deferred income tax liabilities	2, 451.7	2, 425.4
Deferred income tax assets
Deferred retirement benefits	713.8	541.2
Stock compensation	309.3	336.5
Spare parts and production supplies	79.4	77.0
Compensation-related obligations	70.4	72.2
Other	184.7	178.6
Valuation allowances	(47.4)	(67.0)
Total deferred income tax assets (1)	1, 310.2	1, 138.5
Net deferred income tax liabilities	$1, 141.5	$1, 286.9

Note 1: Deferred income tax assets of $53.0 million and $59.0 million, respectively, are classified in other current assets at December 31, 2006 and 2005.

Reconciliation between the U.S. federal statutory income tax rate and Anheuser-Busch's effective income tax rate for the three years ended December 31 is presented below.

	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7	3.7	4.0
Impact of foreign operations	2.8	0.7	0.6
Other items, net	(2.0)	—	(0.6)
Effective tax rate	39.5%	39.4%	39.0%

In 2004, Anheuser-Busch identified a $25.9 million balance sheet reclassification related to the 1996 spin-off of its Campbell Taggart bakery subsidiary. The company increased its deferred income tax liability by $25.9 million and decreased retained earnings by the same amount. The reclassification had no impact on the company's results of operations, total assets, or cash flows.

8. Debt

The company uses SEC shelf registrations for debt issuance efficiency and flexibility, and currently has $1.35 billion in registered debt available for issuance. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented. The company has the ability and intent to refinance its entire debt portfolio on a long-term basis and therefore classifies all debt as long-term. Debt at December 31 consisted of the following (in millions).

	2006	2005
U.S. dollar notes due 2008 to 2023, interest rates from 4.375% to 7.5%	$3,540.7	$3,576.2
U.S. dollar debentures due 2009 to 2043, interest rates from 5.75% to 9.0%	2,900.0	2,600.0
Commercial paper, interest rates of 5.39% and 4.39%, respectively, at year-end	658.4	1,102.6
Industrial revenue bonds due 2009 to 2041, interest rates from 4.6% to 7.4%	269.4	271.7
Medium-term notes due 2010, interest rate 5.625%	200.0	200.0
Chinese renminbi-denominated bank loans due 2007 to 2011, interest rates from 5.02% to 7.02%	32.0	75.8
U.S. dollar EuroNotes due 2006, interest rate 4.51%	—	100.0
Miscellaneous items	72.4	66.1
Unamortized debt discounts	(19.4)	(20.3)
Total debt	$7,653.5	$7,972.1

The company's 5.49% fixed rate ($100.0 million notional value) U.S. dollar notes were swapped to a floating LIBOR-based rate when issued. The effective interest rate for this debt was 4.98% in 2006, with a year-end rate of 5.25%. In addition to the 5.49% U.S. dollar notes, in 2005 the company had outstanding fixed-rate 4.51% Euro Notes and 5.60% U.S. dollar notes (additional notional value of $150.0 million) which had also been swapped to LIBOR-based floating rates when issued. The weighted average effective interest rate for this debt during 2005 was 3.21% and the year-end 2005 rate was 4.29%.

The weighted-average interest rates for commercial paper borrowings during 2006, 2005, and 2004 were 5.00%, 3.31%, and 1.40%, respectively. The company has in place a single committed $2 billion revolving credit agreement that expires in October 2010, to support the company's commercial paper program. The agreement is syndicated among 17 banks, has no financial covenants, and does not designate a material adverse change as a default event or as an event prohibiting a borrowing. Credit rating triggers in the agreement pertain only to annual fees and the interest rate applicable to any potential borrowing, not to the availability of funds. There have been no borrowings under the agreement for any year shown. Annual fees for the agreement were $1.0 million in 2006 and $1.2 million for both 2005 and 2004. Commercial paper borrowings up to $2 billion are classified as long-term, as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2 billion will be classified as short-term.

60                                                                                                                                                               ANHEUSER-BUSCH COMPANIES, INC.

9.	Supplemental Cash Flow Information

Accounts payable include $105 million and $99 million of outstanding checks at December 31, 2006 and 2005, respectively. Supplemental cash flows information for the three years ended December 31 is presented in the following table (in millions).

	2006	2005	2004
Cash paid during the year
Interest, net of interest capitalized	$433.2	$436.0	$390.3
Income taxes	$920.2	$814.7	$962.3
Excise taxes	$2,252.3	$2,217.3	$2,229.1
Change in working capital
(Increase)/Decrease in current assets:
Accounts receivable	$(38.8)	$14.7	$(26.7)
Inventories	(40.4)	35.8	(102.8)
Other current assets	(4.6)	6.9	(21.6)
lncrease/(Decrease) in current liabilities:
Accounts payable	176.8	54.7	101.1
Accrued salaries, wages and benefits	91.9	(40.5)	2.5
Accrued taxes	(22.8)	3.8	(10.2)
Accrued interest	0.5	(1.5)	14.8
Other current liabilities	17.1	(2.9)	3.6
Derivatives fair value adjustment	6.1	(9.8)	(91.3)
Working capital adjustment for acquisition/disposition	3.0	(10.9)	(51.0)
Net (increase)/decrease in working capital	$188.8	$50.3	$(181.6)

10.	Accumulated Nonowner Changes In Shareholders Equity

The components of accumulated nonowner changes in shareholders equity as of December 31 are summarized below (in millions).

	2006	2005
Foreign currency translation	$(452.2)	$(382.0)
Deferred hedging gains/(losses)	2.1	(2.4)
Deferred securities valuation gains	1.3	0.3
Deferred retirement benefits costs	(782.0)	(529.7)
Accumulated nonowner changes in shareholders equity	$(1,230.8)	$(913.8)

Deferred income tax liabilities of $1.2 million and deferred tax assets of $1.4 million have been recognized for deferred hedging gains and losses, respectively, as of December 31, 2006 and 2005. Deferred income tax liabilities of $0.7 million and $0.2 million have been provided for deferred securities valuation gains, respectively, while deferred tax assets of $504.4 million and $334.3 million, respectively, have been recognized for deferred benefits costs. The majority of foreign currency translation losses relate to equity investments (primarily Grupo Modelo) whose operations are reported in Anheuser-Busch's financial statements on a net-of-tax basis. Please see Note 3 for details of hedging gains and losses recognized in earnings which had previously been deferred in nonowner changes in shareholders equity.

11.	Preferred and Common Stock

COMMON STOCK ACTIVITY
Common stock activity for the three years ended December 31 is summarized below (shares in millions).

	2006	2005	2004
Common Stock
Beginning common stock	1,468.6	1,463.0	1,457.9
Shares issued under stock plans	5.1	5.6	5.1
Common stock	1,473.7	1,468.6	1,463.0
Treasury Stock
Beginning treasury stock	(690.9)	(678.0)	(644.8)
Treasury stock acquired	(16.7)	(12.9)	(33.2)
Cumulative treasury stock	(707.6)	(690.9)	(678.0)
Net common stock outstanding	766.1	777.7	785.0

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

	2006	2005	2004
Basic weighted average shares outstanding	770.6	777.5	798.9
Weighted average stock option shares	6.4	5.1	9.6
Diluted weighted average shares outstanding	777.0	782.6	808.5

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                                    61

COMMON STOCK REPURCHASE
The board of directors has approved resolutions authorizing the company to repurchase shares of its common stock. At December 31, 2006, approximately 15 million shares remained available for repurchase under a March 2003 board authorization for 100 million shares. In December 2006, the Board approved the multi-year repurchase of an additional 100 million shares to commence when prior authorizations are exhausted. The Board does not specify minimum or maximum share repurchase levels and authorizations expire when fully utilized. The company repurchased 16.7 million common shares in 2006, 12.9 million shares in 2005, and 33.2 million shares in 2004, for $745.9 million, $620.4 million, and $1,699.5 million, respectively.

PREFERRED STOCK
At December 31, 2005 and 2004, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

12.	Contingencies

The company and certain of its subsidiaries are involved in claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and the ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings, and other contingencies, either individu-ally or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

13.	Business Segments

The company categorizes its operations into four business segments: domestic beer, international beer, packaging and entertainment.

The domestic beer segment consists of the company's U.S. beer manufacturing and company-owned beer wholesale sales operations, including vertically integrated rice, barley and hops operations.

The international beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements, and equity investments. Principal foreign markets for sale of the company's products are China, the United Kingdom, Canada, Mexico and Ireland. The company attributes foreign sales based on the location of the distributor purchasing the product.

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

Following is Anheuser-Busch business segment information for 2006, 2005, and 2004, (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense and stock compensation expense, are not allocated to the operating segments. Effective in 2005, the company began reporting its transportation business within the domestic beer segment, and its real estate business as a corporate item. These businesses previously comprised the “other” segment. Segment results for 2004 were updated to conform to this change which was immaterial for all segments. Corporate results for 2005 and 2004 have been recast for the retrospective adoption of FAS 123R in 2006, which had no impact on the company’s four operating segments.

62                                                                                                                                                                       ANHEUSER-BUSCH COMPANIES, INC.

2006	Domestic Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,394.2	1,235.6	2,562.3	1,178.5	(412.8)	$17,957.8
Net sales - intersegment	$2.8	—	896.4	—	(899.2)	$—
Net sales - external	$11,388.2	998.2	1,665.9	1,178.5	486.3	$15,717.1
Depreciation and amortization	$715.1	51.2	76.9	99.0	46.5	$988.7
Income before income taxes	$2,758.5	76.7	145.0	232.8	(936.1)	$2,276.9
Equity income, net of tax	$3.4	585.4	—	—	—	$588.8
Net income	$1,713.7	633.0	89.9	144.3	(615.7)	$1,965.2
Balance Sheet Information
Total assets	$7,988.3	5,350.6	781.5	1,479.1	777.7	$16,377.2
Equity method investments	$67.8	3,604.6	—	—	—	$3,672.4
Goodwill	$21.2	1,283.0	21.9	288.3	—	$1,614.4
Foreign-located fixed assets	$—	517.7	—	—	—	$517.7
Capital expenditures	$516.7	36.9	55.9	157.6	45.4	$812.5

2005	Domestic Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,067.6	1,165.5	2,383.6	1,084.8	(448.0)	$17,253.5
Net sales - intersegment	$2.7	—	871.1	—	(873.8)	$—
Net sales - external	$11,079.8	932.8	1,512.5	1,084.8	425.8	$15,035.7
Depreciation and amortization	$706.6	52.1	83.3	93.9	43.1	$979.0
Income before income taxes	$2,675.6	86.5	141.5	205.9	(1,052.1)	$2,057.4
Equity income, net of tax	$—	498.1	—	—	—	$498.1
Net income	$1,658.9	551.7	87.7	127.7	(681.6)	$1,744.4
Balance Sheet Information
Total assets	$8,019.0	5,049.2	764.4	1,400.8	1,321.6	$16,555.0
Equity method investments	$—	3,373.1	—	—	—	$3,373.1
Goodwill	$21.2	1,261.1	21.9	288.3	—	$1,592.5
Foreign-located fixed assets	$—	510.3	—	—	—	$510.3
Capital expenditures	$851.7	72.8	55.0	104.2	53.0	$1,136.7

2004(2)	Domestic Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations(1)	Consolidated
Income Statement Information
Gross sales	$13,388.5	1,015.1	2,276.8	989.3	(509.5)	$17,160.2
Net sales - intersegment	$2.8	—	880.1	—	(882.9)	$—
Net sales - external	$11,364.9	809.9	1,396.7	989.3	373.4	$14,934.2
Depreciation and amortization	$680.5	35.0	83.9	91.8	41.5	$932.7
Income before income taxes	$3,279.0	130.9	163.9	172.7	(934.4)	$2,812.1
Equity income, net of tax	$—	404.1	—	—	—	$404.1
Net income	$2,033.0	485.3	101.6	107.1	(608.3)	$2,118.7
Balance Sheet Information
Total assets	$7,857.9	4,683.9	800.8	1,378.9	1,451.9	$16,173.4
Equity method investments	$—	2,686.2	—	—	—	$2,686.2
Goodwill	$21.2	1,177.8	21.9	288.3	—	$1,509.2
Foreign-located fixed assets	$—	451.5	—	—	—	$451.5
Capital expenditures	$800.0	56.6	56.3	131.9	44.8	$1,089.6

Note 1:
Corporate assets principally include cash, marketable securities, deferred charges, and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through beer delivery costs reimbursed by independent wholesalers of $370.9 million, $340.1 million, and $312.0 million in 2006, 2005, and 2004, respectively.

Note 2:
In 2005, the company began reporting its transportation business in Domestic Beer and its real estate business in Corporate. These businesses formerly comprised the Other segment. Results for 2004 have been updated to conform to this convention.

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                                     63

SUPPLEMENTAL FINANCIAL INFORMATION

Year Ended December 31 (in millions, except per share)	2006	2005	2004	2003	2002
Barrels of Anheuser-Busch beer brands sold worldwide	125.0	121.9	116.8	111.0	109.8
Gross sales	$17,957.8	$17,253.5	$17,160.2	$16,320.2	$15,686.8
Excise taxes	(2,240.7)	(2,217.8)	(2,226.0)	(2,173.5)	(2,120.4)
Net sales	15,717.1	15,035.7	14,934.2	14,146.7	13,566.4
Cost of sales	(10,165.0)	(9,606.3)	(9,020.0)	(8,485.1)	(8,161.4)
Gross profit	5,552.1	5,429.4	5,914.2	5,661.6	5,405.0
Marketing, distribution and administrative expenses	(2,832.5)	(2,837.5)	(2,740.5)	(2,642.7)	(2,575.7)
Litigation settlement	—	(105.0)	—	—	—
Operating income	2,719.6	2,486.9	3,173.7	3,018.9	2,829.3
Interest expense	(451.3)	(454.5)	(426.9)	(401.5)	(368.7)
Interest capitalized	17.6	19.9	21.9	24.4	17.7
Interest income	1.8	2.4	4.7	1.7	1.3
Other income/(expense), net	(10.8)	2.7	38.7	0.4	(6.4)
Income before income taxes	2,276.9	2,057.4	2,812.1	2,643.9	2,473.2
Provision for income taxes	(900.5)	(811.1)	(1,097.5)	(1,026.3)	(984.2)
Equity income, net of tax	588.8	498.1	404.1	344.9	351.7
Net income	$1,965.2	$1,744.4	$2,118.7	$1,962.5	$1,840.7
Basic earnings per share	$2.55	$2.24	$2.65	$2.38	$2.13
Diluted earnings per share	$2.53	$2.23	$2.62	$2.34	$2.09
Basic weighted average common shares	770.6	777.5	798.9	826.2	866.0
Diluted weighted average common shares	777.0	782.6	808.5	837.0	878.9

64                                                                                                                                                                      ANHEUSER-BUSCH COMPANIES, INC.

SUPPLEMENTAL FINANCIAL INFORMATION

Year Ended December 31 (in millions, except per share)	2006	2005	2004	2003	2002
Total assets	$16,377.2	$16,555.0	$16,173.4	$14,689.5	$14,119.5
Debt	$7,653.5	$7,972.1	$8,278.6	$7,285.4	$6,603.2
Common dividends paid	$871.6	$800.8	$742.8	$685.4	$649.5
Per share	$1.13	$1.03	$.93	$.83	$.75

Selected unaudited quarterly information for 2006 and 2005 (in millions, except per share).

Year Ended December 31, 2006
	Net	Gross	Net	Earnings Per Share
	Sales	Profit	Income	Basic	Diluted
First quarter	$3,755.6	$1,337.9	$499.2	$.64	$.64
Second quarter	4,256.0	1,595.3	637.8	.83	.82
Third quarter	4,280.7	1,636.1	637.5	.83	.82
Fourth quarter	3,424.8	982.8	190.7	.25	.25
Annual	$15,717.1	$5,552.1	$1,965.2	$2.55	$2.53

Year Ended December 31, 2005
	Net	Gross	Net	Earnings Per Share
	Sales	Profit	Income	Basic	Diluted
First quarter	$3,563.7	$1,332.7	$500.4	$.64	$.64
Second quarter	4,018.1	1,538.3	593.6	.76	.76
Third quarter	4,088.5	1,570.9	504.8	.65	.65
Fourth quarter	3,365.4	987.5	145.6	.19	.19
Annual	$15,035.7	$5,429.4	$1,744.4	$2.24	$2.23

ANHEUSER-BUSCH COMPANIES, INC.                                                                                                                    65