Form 10-K, Exhibit 13
period 2007-12-31
ANHEUSER-BUSCH COMPANIES, INC.
filed 2008-02-29
CIK 310569

EXHIBIT 13

ANHEUSER-BUSCH COMPANIES, INC.                                                             26                                                                     2007 ANNUAL REPORT
...

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS
AND FINANCIAL CONDITION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Anheuser-Busch Companies, Inc., for the three-year period ended December 31, 2007. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

Objectives

Anheuser-Busch remains focused on its three core objectives designed to enhance long-term shareholder value:

●	Increasing U.S. beer segment volume and per barrel profitability, which will provide the basis for earnings per share growth and improvement in return on capital employed.

●
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

●
Continued growth in pretax profits and free cash flow from the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings and quality assurance for U.S. beer operations. Entertainment operations enhance the company’s corporate image by showcasing Anheuser-Busch’s heritage, values and commitment to quality and social responsibility to more than 20 million visitors each year.

Comparison of Operating Results

Anheuser-Busch achieved significant results in 2007, generating strong earnings growth and broadening its beer portfolio to enhance the company’s participation in the high-end segment. Revenue per barrel performance was solid and the company managed cost pressures effectively. International beer profits for the year for Anheuser-Busch-owned operations as well as those of the company’s equity partners increased significantly, while both the packaging and entertainment segments contributed strong earnings growth. The company also achieved significant increases in operating cash flow, return on capital and cash returned to shareholders.

Comparisons of key operating results for 2007, 2006 and 2005 are summarized in the following tables. In the first quarter 2006, Anheuser-Busch adopted FAS 123R, “Share-Based Payment,” which requires expense recognition for stock options and all other forms of equity compensation, based on the fair value of the instruments on the date of grant. To enhance the comparability of all periods presented and provide the fullest understanding of the impact that expensing stock compensation has on the company’s financial results, Anheuser-Busch elected to apply the modified retrospective method of adopting FAS 123R and therefore recast operating results from prior years to incorporate the impact of pro forma stock compensation expense related to those years that had been previously disclosed, but not recognized under accounting standards applicable at that time. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient’s cash compensation is reported. Stock compensation expense is classified as a corporate item for segment reporting and was $.13, $.11 and $.12 per diluted share for 2007, 2006 and 2005, respectively.

Operating results and comparisons to prior years include the impact of various nonrecurring transactions in each year that make direct comparisons of underlying operations between years difficult. The company has therefore normalized certain results within this discussion to facilitate comparison. In 2007, Anheuser-Busch recorded gains on the sale of the company’s remaining interest in the Port Aventura theme park in Spain and on the sale of certain beer distribution rights in southern California, and also incurred its pro rata share of a charge by Grupo Modelo for restructuring of Modelo’s domestic distribution system and C-store closings. In 2006, the company recorded a one-time deferred income tax benefit resulting from tax legislation in Texas. The normalization items in 2005 are settlement of litigation involving a U.S. beer wholesaler, the favorable impact of settling certain tax matters in Chile related to the sale of the company’s former investment in Compañía Cervecerías Unidas S.A. (CCU), a deferred income tax benefit from tax legislation in Ohio and a pretax gain plus a tax benefit on the sale of a portion of the company’s Spanish theme park investment. Excluding these normalization items, diluted earnings per share increased 10.3% in 2007, 9.1% in 2006 and decreased 10.5% in 2005. The company believes excluding certain normalization items from its analysis of operating results provides a more accurate basis of comparison among years by eliminating potential distortion of the company’s underlying performance trends, both favorable and unfavorable. This is the same basis of comparison used by Anheuser-Busch management and the Board of Directors to evaluate the company’s operations. See additional discussion and quantitative analysis on pages 30 through 33.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             27                                                                     2007 ANNUAL REPORT
...

Following are comparative summaries of key operating results for 2007, 2006 and 2005 (in millions, except per share).

	2007	2006		2007 vs. 2006
Gross sales	$18,989	$17,958	▲	$1,031	▲	5.7%
Net sales	$16,686	$15,717	▲	$969	▲	6.2%
Income before income taxes	$2,423	$2,277	▲	$146	▲	6.4%
Equity income, net of tax	$662	$589	▲	$73	▲	12.5%
Net income	$2,115	$1,965	▲	$150	▲	7.6%
Diluted earnings per share	$2.79	$2.53	▲	$.26	▲	10.3%

	2006	2005		2006 vs. 2005
Gross sales	$17,958	$17,254	▲	$704	▲	4.1%
Net sales	$15,717	$15,036	▲	$681	▲	4.5%
Income before income taxes	$2,277	$2,057	▲	$220	▲	10.7%
Equity income, net of tax	$589	$498	▲	$91	▲	18.2%
Net income	$1,965	$1,744	▲	$221	▲	12.7%
Diluted earnings per share	$2.53	$2.23	▲	$.30	▲	13.5%

	2005	2004		2005 vs. 2004
Gross sales	$17,254	$17,160	▲	$94	▲	0.5%
Net sales	$15,036	$14,934	▲	$102	▲	0.7%
Income before income taxes	$2,057	$2,812	▼	$755	▼	26.8%
Equity income, net of tax	$498	$404	▲	$94	▲	23.3%
Net income	$1,744	$2,119	▼	$375	▼	17.7%
Diluted earnings per share	$2.23	$2.62	▼	$.39	▼	14.9%

SALES
Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. Generally, the higher the net revenue per barrel, the greater the company’s gross profit dollars and gross profit margin, with revenue per barrel increases having nearly one and a half times the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company’s U.S. beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped to U.S. wholesalers. Anheuser-Busch strives to obtain long-term revenue per barrel increases that are slightly above increases in the U.S. Consumer Price Index (CPI). On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes this long-term revenue per barrel strategy allows for continuing future moderate price increases. The company also believes that significant excise tax increases, although not expected, could disrupt the current industry pricing environment because tax increases could trigger retail beer price increases significantly in excess of the CPI. Such price increases would be borne directly by consumers.

The company has led the U.S. brewing industry in sales volume and market share since 1957. Anheuser-Busch reports U.S. beer sales volume based on beer sales to the company’s network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume reflects demand for the company’s products at the retail level. Higher sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.

WORLDWIDE BEER VOLUME
The company’s reported beer volume for the three years ended December 31, 2007, is summarized in the following table (in millions of barrels).

	2007	2006	Change
U.S.	104.4	102.3	▲	2.0%
International	24.0	22.7	▲	5.8%
Worldwide Anheuser-Busch brands	128.4	125.0	▲	2.7%
Equity partner brands	33.2	31.6	▲	4.9%
Total brands	161.6	156.6	▲	3.2%

	2006	2005	Change
U.S.	102.3	101.1	▲	1.2%
International	22.7	20.8	▲	9.3%
Worldwide Anheuser-Busch brands	125.0	121.9	▲	2.6%
Equity partner brands	31.6	26.4	▲	19.7%
Total brands	156.6	148.3	▲	5.6%

	2005	2004	Change
U.S.	101.1	103.0	▼	1.8%
International	20.8	13.8	▲	50.8%
Worldwide Anheuser-Busch brands	121.9	116.8	▲	4.4%
Equity partner brands	26.4	19.3	▲	36.6%
Total brands	148.3	136.1	▲	9.0%

Worldwide Anheuser-Busch beer volume is composed of U.S. beer volume plus international volume. U.S. beer volume represents beer shipped to wholesalers within the United States, which includes both the company’s domestically produced brands and imported brands. International beer volume consists of Anheuser-Busch brands produced overseas by company-owned breweries in China and the United Kingdom and under various license and contract-brewing agreements, plus exports from the company’s U.S. breweries. Equity partner brands volume represents the company’s ownership percentage share of volume in its equity partners reported on a one-month-lag basis. Total brands combine worldwide Anheuser-Busch brands volume with equity partner brands.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             28                                                                     2007 ANNUAL REPORT
...

SALES – 2007 VS. 2006
Anheuser-Busch reported gross sales in 2007 of $19.0 billion, an increase versus the prior year of $1.0 billion, or 5.7%. Net sales were $16.7 billion, up $969 million, or 6.2% compared to 2006. The difference between gross and net sales is beer excise taxes of $2.3 billion. The improvement in net sales is due to contributions from all of the company’s operating segments. U.S. beer sales increased $718 million, or 6% on increased revenue per barrel and higher beer shipments. International beer sales were up $99 million, or 10% primarily due to volume increases. Packaging segment net sales improved $35 million, or 2% due to higher can manufacturing and aluminum recycling revenues. Entertainment sales increased $94 million, or 8% from increased attendance and higher ticket pricing and in-park spending.

U.S. beer revenue per barrel increased 3% as a result of successful price increases and favorable brand mix, contributing $373 million of the increase in segment net sales. Beer shipment volume increases of 2% provided $242 million in net sales improvement for the year, while non-beer revenues added $103 million. Wholesaler sales-to-retailers grew 1.3% in 2007. The company’s acquired and import brands contributed 170 and 160 basis points of growth to shipments and sales-to-retailers, respectively. Wholesaler inventories for company-produced brands at the end of 2007 were approximately the same as at the end of 2006. U.S. beer industry volume was strong in 2007 for the second year in a row, up approximately 1.4%. The company’s estimated U.S. beer market share for 2007 was 48.5% compared to prior year market share of 48.2%. Market share is based on estimated U.S. beer industry shipment volume using information provided by the Beer Institute and the U.S. Department of Commerce.

International volume increased 5.8% for the year, primarily due to increased volume in China, Canada and Mexico, partially offset by lower volume in the United Kingdom. Worldwide Anheuser-Busch brands volume increased 2.7% for the year to 128 million barrels. Equity partner brands volume grew 4.9% on Tsingtao and Modelo volume growth. Total brands volume was up 3.2%, to 162 million barrels for 2007.

SALES – 2006 VS. 2005
The company reported gross sales of $18.0 billion and net sales of $15.7 billion in 2006. Gross sales improved $704 million, or 4%, and net sales were up $681 million, or 4.5%. The difference between gross and net sales is due to beer excise taxes of $2.2 billion. Sales increases for the year were driven by improvement in all operating segments. U.S. beer net sales increased 3%, or $308 million on higher beer sales volume and increased revenue per barrel. International beer segment net sales grew 7%, or $65 million, primarily on volume increases. Packaging segment net sales increased 10%, or $153 million, on higher recycling sales. Entertainment sales increased 9%, or $94 million primarily from increased attendance and higher in-park spending.

U.S. beer revenue per barrel was up 1.4% due to the successful implementation of price increases and discount reductions on a majority of the company’s U.S. beer volume. Revenue per barrel contributed $197 million to the segment increase in net sales, including the impact of acquired and import brands. The 1.2% increase in U.S. beer volume added $111 million to the increase in segment net sales. Wholesalers’ sales-to-retailers increased 1.1% for the year. Acquired and import brands contributing 0.5 points of growth to both beer volume and sales-to-retailers. Wholesaler beer inventory levels at the end of 2006 were more than 1.5 days below 2005 year-end levels. U.S. beer industry volume was up approximately 2% in 2006. The company’s estimated U.S. market share for the full year was 48.2%, compared with 2005 market share of 48.7%. The company’s 2006 shipment-based market share comparisons were adversely impacted by the reduction in wholesaler inventories.

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

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             29                                                                     2007 ANNUAL REPORT
...

SALES – 2005 VS. 2004
Gross and net sales increased slightly in 2005, to $17.3 billion and $15.0 billion, respectively. Beer excise taxes totaled $2.2 billion. For the year, gross sales increased $94 million, or 0.5%, and net sales improved $102 million, or 1% on sales improvement in international beer, packaging and entertainment operations, partially offset by lower U.S. beer sales. International beer sales were up $123 million, or 15% due primarily to higher beer volume in China, Canada and Mexico. Packaging operations sales were up $116 million, or 8% on higher aluminum prices and increased volume. Entertainment sales increased $96 million, or 10% from higher attendance, increased pricing and increased in-park spending. U.S. beer segment net sales decreased 2.5%, or $285 million, with $206 million of the decrease due to a 1.8% decline in beer sales volume, and $79 million stemming from a 0.5% decrease in revenue per barrel for the year.

U.S. beer sales-to-wholesalers declined 1.8% while wholesaler sales-to-retailers increased 0.2% (selling day adjusted). Sales-to-retailers results were led by the introduction of Budweiser Select. Wholesaler inventories were reduced significantly during 2005, ending the year more than two days lower than the end of 2004. The company’s estimated U.S. beer market share for 2005 was 48.7%, compared with 2004 market share of 49.6%. Anheuser-Busch’s market share was adversely impacted by the reduction in wholesaler inventories.

International beer volume increased 50.8%, or 7.0 million barrels in 2005 due primarily to increased volume in China, Canada and Mexico, and the impact of the Harbin Brewery acquisition in mid-2004. International volume excluding the impact of Harbin increased 324,000 barrels, or 3.8% for the year. The increase in international beer volume drove a worldwide Anheuser-Busch brands volume increase of 4.4% for 2005, to 121.9 million barrels. Equity partner brands volume grew 7.1 million barrels, or 36.6% in 2005 due to Modelo volume growth and the addition of Tsingtao equity volume beginning in May 2005, partially offset by the loss of volume from the sale of CCU in the fourth quarter 2004. Total brands volume was up 9%, to 148.3 million barrels for the full year 2005.

COST OF SALES
The company continuously strives to reduce costs throughout its manufacturing and distribution systems. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company’s focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three of the company’s 12 breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs for its products through better systemwide coordination with its network of independent wholesalers.

Cost of sales was $10.8 billion for 2007, an increase of $671 million, or 7%. This increase was primarily attributable to incremental costs associated with higher U.S. and international beer volumes, overall higher costs for brewing and packaging materials, higher plant operating costs in U.S beer and packaging operations and higher labor and operating costs for entertainment operations, partially offset by lower energy costs. Incremental costs for 2007 associated with increased U.S. and international beer volume were $318 million and $41 million, respectively. Gross profit as a percentage of net sales was 35.1%, down 20 basis points versus 2006.

For 2006, cost of sales increased $559 million, or 6% to $10.2 billion. The increase in cost of sales is attributable to higher costs for all the company’s segments, including costs associated with higher beer volume worldwide; increased packaging materials and plant operating costs for U.S. beer; higher energy costs for all operations; increased aluminum costs for recycling operations; and higher park operating costs for entertainment operations. Incremental costs associated with increased beer volume were $75 million for U.S. beer and $48 million for international operations. Gross profit as percentage of net sales was down 80 basis points for the year, to 35.3% due primarily to lower gross margins for U.S. and international beer and for recycling operations.

Cost of sales was $9.6 billion for 2005, an increase of $586 million, or 6.5%. This increase was attributable to higher costs for all of the company’s major business segments, including higher aluminum and other packaging materials expense and increased energy costs for U.S. beer; incremental production costs for international beer associated with higher beer volume and the timing of the Harbin acquisition; increased aluminum, energy and other manufacturing costs for the packaging segment; and higher park operating expenses in entertainment operations. Gross profit as a percentage of net sales decreased 350 basis points, to 36.1%, due primarily to the decreases in U.S. beer sales volume and revenue per barrel combined with increases in U.S. beer production costs.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             30                                                                     2007 ANNUAL REPORT
...

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

Marketing, distribution and administrative expenses for 2007 were $3.0 billion, an increase of $150 million, or 5%. The increase is the result of higher U.S. beer marketing costs, including incremental marketing and selling expense for the company’s new import beer portfolio, increased marketing costs for entertainment operations and higher delivery costs for company-owned beer wholesalerships and for international beer operations. Administrative expenses in 2007 include asset disposition gains and a FAS 88 settlement charge.

Marketing, distribution and administrative expenses were $2.8 billion for 2006, a decrease of $5 million due to lower marketing expenses for U.S. beer mostly offset by higher marketing costs for international beer in China and for entertainment operations, and increased general and administrative costs. The company also experienced slightly favorable distribution costs for company-owned beer wholesale operations due to having one less location.

Marketing, distribution and administrative expenses for 2005 were $2.8 billion, an increase of $97 million, or 3.5%. The increase is the result of higher marketing and selling costs for both U.S. beer and international beer operations and increased entertainment marketing costs, partially offset by reduced general and administrative expenses. U.S. beer marketing costs were up primarily for the national introduction of Budweiser Select, and to support the beer volume and market share growth initiatives. International beer marketing increased primarily due to the Harbin acquisition. Higher U.S. beer distribution costs were largely the result of increased fuel costs, while international distribution costs increased due to Harbin and higher costs in the United Kingdom.

OPERATING INCOME
Operating income represents the measure of the company’s financial performance before net interest cost, other nonoperating items and equity income. Operating income for 2007 includes the $26.5 million gain from the sale of certain beer distribution rights in southern California, which is shown as a separate line item in the consolidated income statement and is reported as part of the U.S. beer segment. Additionally, 2005 operating results include the one-time $105 million litigation settlement cost which is reported as a separate line item in the income statement and classified as a corporate item for segment reporting.

Anheuser-Busch reported operating income of $2.9 billion in 2007, up $174 million, or 6% on improved results from all business segments, including the U.S. beer distribution rights gain. Operating margin was 17.3%, level versus prior year. Excluding the distribution rights gain, operating income was up 5%, while operating margin declined 10 basis points as shown below.

	2007	2006	Change
Reported operating margin	17.3%	17.3%	— pts.
Gain on sale of distribution rights	(0.1)	—	(0.1) pts.
Excluding gain on sale of rights	17.2%	17.3%	(0.1) pts.

The company generated operating income of $2.7 billion in 2006, an increase of $233 million, or 9% due to increased profits in U.S. beer and entertainment operations and the 2005 litigation settlement. Operating margin for the year was up 80 basis points to 17.3%. Excluding the litigation settlement, operating income was up 5% and operating margin improved 10 basis points, as shown below.

	2006	2005	Change
Reported operating margin	17.3%	16.5%	0.8 pts.
Impact of litigation settlement	—	0.7	(0.7) pts.
Excluding litigation settlement	17.3%	17.2%	0.1 pts.

Operating income of $2.5 billion in 2005 decreased $687 million, or 22% on lower profits in U.S. beer, international beer and packaging operations and the impact of the litigation settlement, partially offset by improved results from entertainment operations. Operating margin for 2005 was 16.5%, a decline of 480 basis points due primarily to reduced U.S. beer sales volume, lower revenue per barrel and higher operating costs, plus the litigation settlement. Excluding the litigation settlement, operating margin decreased 410 basis points, as shown below.

	2005	2004	Change
Reported operating margin	16.5%	21.3%	(4.8) pts.
Impact of litigation settlement	0.7	—	0.7 pts.
Excluding litigation settlement	17.2%	21.3%	(4.1) pts.

INTEREST EXPENSE LESS INTEREST INCOME
Interest expense less interest income was $480.5 million for 2007, $449.5 million for 2006 and $452.1 million for 2005, representing an increase of 7% in 2007, a decrease of 1% in 2006 and an increase of 7% for 2005. The increase in 2007 is due to higher average debt balances during the year partially offset by slightly lower average interest rates and higher interest income. The 2006 result is due to lower average debt balances throughout the year mostly offset by higher average interest rates. The increase in 2005 is primarily due to higher average outstanding debt balances compared with prior year, plus the impact of slightly higher average interest rates. See the Liquidity and Financial Condition section for additional information regarding the company’s leverage philosophy and specific changes in the company’s debt portfolio.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             31                                                                     2007 ANNUAL REPORT
...

INTEREST CAPITALIZED
Interest capitalized as part of the cost basis of capital assets was $17.4 million in 2007, $17.6 million in 2006 and $19.9 million in 2005. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates and by market interest rates.

OTHER INCOME/(EXPENSE), NET
Other income/(expense), net includes items of a nonoperating nature that do not have a material impact on the company’s consolidated results of operations, either individually or in total. Earnings from the company’s equity investments in U.S. beer wholesalers are included in other income in 2005. The company had consolidated net other expense of $8.2 million in 2007 and $10.8 million in 2006, and net other income of $2.7 million in 2005.

Other expense in 2007 includes the $16 million pretax gain on the sale of the last portion of the company’s investment in the Port Aventura theme park in Spain, plus expense associated with the early redemption of the company’s 7.125% debentures due 2017. Other income for 2005 includes a $15.4 million pretax gain from the partial sale of the Spanish theme park investment partially offset by expenses incurred to call the company’s 7.25% and 7.00% U.S. dollar debentures due 2015 and 2025, respectively. These transactions are all classified as corporate items for business segment reporting.

INCOME BEFORE INCOME TAXES — 2007 VS. 2006
The company reported income before income taxes of $2.4 billion for 2007, an increase of 6%, or $146 million due to improved results from all business segments partially offset by higher net interest expense. Reported income before income taxes includes the previously discussed gains from the sale of beer distribution rights in California and the Port Aventura theme park sale in Spain. Excluding these normalization items, pretax income increased 4.5% (see page 33).

Reported U.S. beer pretax income increased $75 million, or 3% on higher revenue per barrel and increased beer volume partially offset by higher production costs and marketing spending, particularly for the company’s import beer portfolio. Excluding the gain on the sale of distribution rights, U.S. beer pretax income increased 2%, as shown below.

	2007	2006	Change
Reported U.S. Beer pretax income	$2,784.0	$2,709.2	2.8%
Gain on sale of distribution rights	(26.5)	—	(1.0)%
U.S. Beer pretax excluding gain	$2,757.5	$2,709.2	1.8%

International beer pretax income increased $17 million, or 22% due primarily to increased profits in China, Canada and Mexico, partially offset by lower results in the United Kingdom. Packaging segment pretax income increased $31 million, or 22% on improved performance for all packaging businesses, led by higher can manufacturing and recycling profits. Entertainment segment pretax results improved $30 million, or 13% on increased attendance and higher ticket pricing and in-park spending.

INCOME BEFORE INCOME TAXES — 2006 VS. 2005
On a reported basis, 2006 income before income taxes increased 11%, or $220 million due to higher profits in U.S. beer and entertainment operations. Pretax income increased 6%, when excluding from 2005 results both the $105 million pretax litigation settlement charge and the $15.4 million pretax gain from the sale of the theme park interest in Spain (see page 33). Income before income taxes for U.S. beer was up 3%, or $83 million on higher volume, increased revenue per barrel and lower marketing costs, partially offset by higher beer production costs. Higher costs are primarily attributable to increased costs for aluminum and other packaging materials and energy. International beer pretax income decreased 11%, or $10 million due to lower earnings in the United Kingdom partially offset by increased profits in China, Canada, Ireland and Mexico. Packaging segment pretax income was up 2.5%, or $4 million primarily due to higher can manufacturing profits. Entertainment segment pretax results improved 13%, or $27 million on increased attendance and in-park spending, partially offset by higher park operating expenses and marketing costs.

INCOME BEFORE INCOME TAXES — 2005 VS. 2004
Reported income before income taxes decreased $755 million, or 27% primarily reflecting lower profits in U.S. beer, international beer and packaging operations, partially offset by improved results from entertainment operations. The comparison of income before income taxes includes the impact of the 2005 litigation settlement and in 2004, one-time pretax gains of $19.5 million and $13.4 million from the sale of aluminum commodity hedges and the company’s investment in CCU, respectively. Excluding these normalization items from both years to enhance comparability, income before income taxes decreased 23% (see page 33). U.S. beer pretax income decreased
...

ANHEUSER-BUSCH COMPANIES, INC.                                                             32                                                                     2007 ANNUAL REPORT
...

$603 million, or 18% due to lower beer sales volume, reduced revenue per barrel and higher manufacturing costs resulting from commodity cost pressures for aluminum, glass and energy, plus costs for new packaging initiatives such as applied plastic labels and aluminum bottles. Pretax income for international beer decreased $44 million, or 34% for the full year primarily due to lower profits in China and the United Kingdom and the impact of the CCU sale gain in 2004, partially offset by improved results in Canada. Excluding the CCU sale gain, pretax income for international beer decreased 26%, as shown in the following table.

	2005	2004	Change
International beer pretax income	$86.5	$130.9	(33.9)%
Gain on sale of CCU	—	(13.4)	7.5
International beer pretax excluding
CCU gain	$86.5	$117.5	(26.4)%

Packaging segment pretax profits were down $22 million, or 14% during 2005 due to higher energy and materials costs for can and glass manufacturing operations and lower profits for the company’s aluminum recycling and label manufacturing operations. Entertainment segment pretax results improved $33 million, or 19% due to increased attendance and higher admissions pricing and in-park spending, partially offset by higher park operating expenses. Entertainment results in 2004 were adversely impacted by a series of hurricanes in Florida.

EQUITY INCOME, NET OF TAX
Equity income of $662 million in 2007 represented an increase of $73 million, or 12.5% versus $589 million in 2006. The increase is primarily due to Grupo Modelo volume increases, benefits from Modelo’s Crown joint venture and a $29 million benefit from the return of advertising funds that were part of prior import contracts. Equity income in 2007 includes the company’s $16 million pro rata share of a charge by Grupo Modelo for the restructuring of Modelo’s domestic distribution system and C-store closings. Excluding this charge, equity income increased 15% in 2007 (see page 33).

Equity income for 2006 increased $91 million, or 18% versus prior year primarily due to Grupo Modelo volume increases, pricing growth in Mexico and a lower Mexican income tax rate. Equity income was $498.1 million in 2005, an increase of $94 million, or 23% for the year, reflecting the benefit of Grupo Modelo volume growth, lower Mexican income taxes and the impact of including Tsingtao equity income beginning May 2005, partially offset by the reduction in equity income due to the sale of CCU and a one-time $18 million deferred income tax benefit recognized in 2004 due to a reduction in Mexican corporate income tax rates. The tax benefit in 2004 was partially offset by $8 million of incremental U.S. deferred income taxes in the consolidated income tax provision. Excluding the Mexican income tax benefit from 2004 results, equity income for 2005 increased 29% (see page 33).

NET INCOME AND DILUTED EARNINGS PER SHARE
Diluted earnings per share for all years benefited from the company’s ongoing share repurchase program.

Reported net income and diluted earnings per share for 2007 were $2.1 billion and $2.79, respectively. Net income increased $150 million, or 8% compared to 2006 while diluted earnings per share increased 10%, or $.26 for the same period. Comparisons of net income and earnings per share for 2007 versus 2006 include the gains from the sales of distribution rights in southern California and the remaining interest in the Spanish theme park and the company’s portion of Modelo’s restructuring charge in 2007, plus a $7.8 million benefit from the reduction of deferred income taxes due to state income tax reform legislation in Texas in 2006. Excluding these normalization items to enhance comparability, net income increased 7.5% and diluted earnings per share increased 10% (see page 33).

The company reported 2006 net income of $2.0 billion, a $221 million, or 13% increase versus prior year. Diluted earnings per share increased $.30, or 13.5% to $2.53 for the same period. Comparisons of net income and earnings per share between 2006 and 2005 are impacted by income tax legislation events in both years, as well as the 2005 litigation settlement and pretax gain on the sale of a portion of the Spanish theme park investment. In 2006, Anheuser-Busch recognized the gain from state tax reform legislation in Texas, while in 2005 the company recognized a similar gain of $7.2 million due to tax reform legislation in Ohio, incurred a $3.5 million favorable tax impact from the sale of the Spanish theme park and reported a $6.8 million favorable settlement of certain Chilean taxes associated with the previous sale of the company’s equity stake in CCU. Excluding these normalization items to enhance comparability, net income and diluted earnings per share for 2006 increased 8.5% and 9%, respectively (see page 33).

Anheuser-Busch generated net income of $1.7 billion in 2005, a decrease of $374 million, or 18%, while reported diluted earnings per share of $2.23 decreased 15%, or $.39. Excluding all 2005 and 2004 normalization items discussed previously, net income and diluted earnings per share decreased by 13% and 10.5%, respectively, as shown on page 33.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             33                                                                     2007 ANNUAL REPORT
...

The following summary is provided to make direct comparisons of results easier for 2007, 2006 and 2005 versus prior years by excluding normalization items previously discussed (in millions, except per share). The company believes excluding normalization items better illustrates underlying results by providing a consistent basis of comparison.

	Income Before Income Taxes	Provision For Income Taxes	Equity Income	Net Income	Diluted Earnings Per Share
2007
Reported	$2,422.7	$(969.8)	$662.4	$2,115.3	$2.79
Gain on sale of Spanish theme park	(16.0)	6.1	—	(9.9)	(.01)
Gain on sale of distribution rights	(26.5)	10.2	—	(16.3)	(.02)
Modelo restructuring	—	—	16.0	16.0	.02
Excluding normalization items	$2,380.2	$(953.5)	$678.4	$2,105.1	$2.78

Percentage Change - 2007 vs. 2006
Reported	6.4%		12.5%	7.6%	10.3%
Excluding normalization items	4.5%		15.2%	7.5%	10.3%

2006
Reported	$2,276.9	$(900.5)	$588.8	$1,965.2	$2.53
Texas income tax legislation benefit	—	(7.8)	—	(7.8)	(.01)
Excluding normalization item	$2,276.9	$(908.3)	$588.8	$1,957.4	$2.52

Percentage Change - 2006 vs. 2005
Reported	10.7%	18.2%	12.7%	13.5%
Excluding normalization items	6.1%	18.2%	8.5%	9.1%

2005
Reported	$2,057.4	$(811.1)	$498.1	$1,744.4	$2.23
Gain on sale of Spanish theme park	(15.4)	(3.5)	—	(18.9)	(.024)
CCU sale Chile tax settlement	—	(6.8)	—	(6.8)	(.009)
Ohio income tax legislation benefit	—	(7.2)	—	(7.2)	(.009)
Litigation settlement	105.0	(12.6)	—	92.4	.118
Excluding normalization items	$2,147.0	$(841.2)	$498.1	$1,803.9	$2.31

Percentage Change - 2005 vs. 2004
Reported	(26.8)%	23.3%	(17.7)%	(14.9)%
Excluding normalization items	(22.7)%	29.0%	(13.4)%	(10.5)%

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             34                                                                     2007 ANNUAL REPORT
...

INCOME TAXES
The company’s fourth quarter effective income tax rate is typically higher than during the rest of the year due to the granting of incentive stock options for which the company cannot assume a future tax deduction.

The company’s effective income tax rate of 40.0% in 2007 represents an increase of 50 basis points versus 2006, primarily due to higher taxes on foreign earnings, a lower benefit from capital loss utilization in 2007 and the one-time deferred tax benefit in 2006 from Texas tax legislation. These increases were partially offset by a higher domestic manufacturing deduction rate. Excluding the gains on the distribution rights and Port Aventura sale, the Modelo restructuring charge and the 2006 Texas tax legislation benefit, the effective tax rate was 40.1%, up 20 basis points versus 2006.

Anheuser-Busch’s effective tax rate for 2006 was 39.5%, up 10 basis points for the year, and includes a benefit from partial utilization of the litigation settlement capital loss. Excluding the $7.8 million Texas tax legislation benefit from 2006 the effective rate was 39.9%, an increase of 70 basis points primarily due to higher taxes on foreign earnings. This comparison excludes from 2005 the tax impacts of the limited deductibility of the litigation settlement, the $3.5 million benefit related to the partial sale of the Spanish theme park, the $6.8 million for the settlement of CCU tax matters and the $7.2 million Ohio tax legislation benefit.

The 2005 effective income tax rate of 39.4% was up 40 basis points versus 2004. The effective tax rate for 2005 includes the favorable normalization impacts noted above, which were essentially offset by a limited income tax benefit available from the litigation settlement. The tax benefit from the settlement was limited due to not having sufficient capital gains available to allow full deductibility of the loss.

EMPLOYEE-RELATED COSTS
Employee-related costs were $2.8 billion in 2007, an increase of $159 million, or 6% versus 2006. These costs totaled $2.7 billion in 2006, an increase of $89 million, or 3.5% versus 2005 costs of $2.6 billion which had increased $45 million versus the prior year. The changes in employee-related costs primarily reflect changes in annual compensation and benefits expense. Annual compensation totaled $2.1 billion in 2007, $2.0 billion in 2006 and $1.9 billion in 2005, representing increases of $126 million in 2007 and $64 million in 2006, and a decrease in 2005 of $47 million. The decrease in 2005 was primarily due to lower bonus payments and lower stock compensation expense. The remainder of employee-related costs consists of pension, health care and life insurance benefits, 401(k) expense and payroll taxes.

The company had 30,849 full-time employees at December 31, 2007. Full-time employees numbered 30,183 and 31,485 at the end of 2006 and 2005, respectively.

OTHER TAXES
In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Taxes related to 2007 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.5 billion, an increase of 3.9% versus total taxes in 2006 of $3.4 billion. The increase in 2007 reflects higher beer excise taxes due to increased beer volume, and increased income taxes due to higher pretax earnings. Tax expense in 2006 increased 3.4% compared with total taxes of $3.3 billion in 2005. These figures highlight the significant tax burden on the company and the entire brewing industry.

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

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             35                                                                     2007 ANNUAL REPORT
...

The company’s rate of return on capital employed was 16.6% in 2007, compared to 15.6% in 2006 and 14% in 2005. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less nondebt current liabilities. The return on capital employed ratio measures after-tax performance; therefore net interest cost is tax-effected in the computation for consistency. After-tax net interest expense was $290 million in 2007 and $269 million in both 2006 and 2005, calculated as pretax net interest expense of $467 million, $434 million and $435 million, respectively, less income taxes applied at an assumed 38% rate.

Liquidity and Financial Condition

Anheuser-Busch’s strong financial position allows it to pursue its growth strategies while also providing substantial returns to shareholders. Accordingly, the company has established the following priorities for its available cash:

●	Investing in core businesses to enhance profit growth. This includes capital expenditures in existing operations, and acquisitions and investments to enhance the company’s long-term earnings growth.

●	Returning cash to shareholders by consistently increasing dividends in line with growth in earnings per share, and share repurchasing, consistent with the company’s leverage target.

The company considers its cash flow to total debt ratio to be one of the most important indicators of leverage, and currently targets a ratio between 25% and 30%. Cash flow to total debt is defined as: operating cash flow before the change in working capital, adjusted for pension contributions less service costs; divided by total debt, adjusted to include the funded status of the company’s single-employer defined benefit pension plans. Based on its specific financial position and risk tolerance, Anheuser-Busch believes this leverage target strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company’s ratio of cash flow to total debt was 31.8% in 2007, 32.7% in 2006 and 29.5% in 2005.

SOURCES AND USES OF CASH
The company’s primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, business investments, dividends and share repurchases. Cash generated by each of the company’s business segments is projected to exceed funding requirements for that segment’s anticipated capital expenditures. Corporate spending on share repurchases and dividend payments, plus possible additional acquisitions, may require the net issuance of debt as the company maintains its cash flow to total debt ratio within its target range. The use of debt financing lowers the company’s overall cost of capital and the extent and timing of external financing will vary depending on the company’s evaluation of existing market conditions and other factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $279 million, $417 million and $224 million, at December 31, 2007, 2006 and 2005, respectively.

Cash at December 31, 2007 was $283 million, an increase of $64 million versus 2006. Anheuser-Busch generated operating cash flow before the change in working capital of $3.0 billion, an increase of $443 million over 2006 and due primarily to increased earnings, higher Grupo Modelo dividends in 2007, $403 million versus $240 million, and a lower discretionary defined benefit pension contribution in 2007, $85 million compared to $214 million in 2006.

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

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             36                                                                     2007 ANNUAL REPORT
...

The company’s 9% debentures due 2009, 5.5% notes due 2018 and 6.45% debentures due 2037 permit holders to require repayment of the debt prior to its maturity after a decline in the company’s credit rating below investment grade. The credit downgrade must either be preceded by or result from a change in control. The total outstanding balance for this debt at December 31, 2007 is $1.35 billion.

The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $2.5 million of these notes in 2007 and $2.8 million in 2006.

The company’s future cash commitments are shown below, as of December 31, 2007 (in millions).

	2008	2009 and 2010	2011 and 2012	2013 and Thereafter	Total
Capital expenditures	$128	$82	$—	$—	$210
Operating leases	126	62	37	263	488
Uncertain tax benefits	12	—	—	99	111
Brewing and packaging
materials	509	490	292	228	1,519
Unfunded benefits
payments	140	146	152	402	840
Interest payments	476	871	750	5,216	7,313
Maturities of
long-term debt	305	753	869	7,213	9,140
Royalty arrangements	95	196	204	1,689	2,184
	$1,791	$2,600	$2,304	$15,110	$21,805

CAPITAL EXPENDITURES
During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures, with the most important financial measure of acceptability for a discretionary capital project being the degree to which its projected discounted cash flow return on investment exceeds the company’s cost of capital.

Capital expenditures were $870 million in 2007, $813 million in 2006 and $1.1 billion in 2005, and totaled $4.9 billion during the past five years. The company expects capital expenditures of approximately $975 million in 2008 and is projecting capital spending during the five-year period 2008 - 2012 of approximately $4.6 billion. See Note 13 for information on capital expenditures by business segment.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             37                                                                     2007 ANNUAL REPORT
...

FINANCING ACTIVITIES
The company’s debt balance increased a total of $1.5 billion in 2007, compared with a decrease of $319 million in 2006. Details of debt increases and decreases for the last two years follow.

Changes In Debt
Description	Amount (in millions)	Interest Rate (fixed unless noted)

2007
Increases:

U.S. dollar notes	$817.2	$500.0 at 5.5%;
		$300.0 at 5.6%;
		$17.2 at 5.54%
U.S. dollar debentures	500.0	6.45%
Commercial paper	379.8	5.16% wtd. avg., floating
Industrial revenue bonds	14.5	5.34% wtd. avg.
Other, net	40.3	Various
Total increases	1,751.8
Decreases:

U.S. dollar debentures	250.0	7.125%
Chinese yuan-denominated notes	10.1	5.74% wtd. avg.
U.S. dollar notes	2.5	5.35%
Other, net	2.4	Various
Total decreases	265.0
Net increase in debt	$1,486.8
2006
Increases:

U.S. dollar debentures	$300.0	5.75%
Industrial revenue bonds	17.7	4.98% wtd. avg.
U.S. dollar notes	17.3	5.54%
Other, net	11.3	Various
Total increases	346.3
Decreases:

Commercial paper	444.2	5.00% wtd. avg., floating
U.S. dollar EuroNotes	100.0	4.51%
U.S. dollar notes	52.8	$50.0 at 5.6%;
		$2.8 at 5.35%
Chinese yuan-denominated notes	43.8	5.41% wtd. avg.
Industrial revenue bonds	20.0	6.63% wtd. avg.
Other, net	4.1	Various
Total decreases	664.9
Net decrease in debt	$318.6

In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of short-term financing. Commercial paper activity is supported by the company’s committed $2.0 billion bank revolving credit agreement that expires in October 2010. This standby credit agreement, which has never been used, provides Anheuser-Busch with an immediate and continuing source of liquidity. Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term debt issuance, with the company experiencing its strongest net positive cash flows in the second and third quarters of the year, and relatively lower net cash flows in the first and fourth quarters. Peak commercial paper borrowings of $1.0 billion and $1.4 billion occurred in December 2007 and February 2006, respectively. Lowest commercial paper borrowings were $285 million in June 2007 and zero in September 2006. Average monthly commercial paper balances outstanding were $720 million during 2007 and $600 million during 2006.

In 2006, the company executed a long-term lease with the City of New York for land to which the company will relocate its New York beer distribution facility. The company is constructing a new warehouse, distribution, vehicle maintenance and office complex on the site as well as making extensive site development improvements for a total cost of approximately $81 million. The development site is located in a low-income distressed area of New York City and investment in the construction project qualifies for certain federal economic development tax incentives. To obtain the tax incentives, the company entered into agreements with Banc of America Community Development Corporation, Enterprise Community Investment, Inc. and certain affiliates that provided $46 million in construction financing, in the form of a project investment of $11 million and loan proceeds totaling $35 million. The $11 million investment is related to the development tax incentives and is being recognized by Anheuser-Busch as a reduction in its cost of financing over the seven-year term of the borrowing.

SHARE REPURCHASE
The company spent $2.7 billion, $746 million and $620 million, to repurchase 53.6 million, 16.7 million and 12.9 million Anheuser-Busch common shares in 2007, 2006 and 2005, respectively. Anheuser-Busch uses its share repurchase program to manage its capital structure consistent with its cash flow to total debt ratio leverage target. The company has historically repurchased significantly more shares each year than it has issued under stock compensation plans, and has repurchased an average of 3% of net shares outstanding annually during the last 10 years. All shares are repurchased under authorization of the board of directors, the latest of which was a 100 million share authorization in December 2006. Also see Note 11.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             38                                                                     2007 ANNUAL REPORT
...

DIVIDENDS
Dividends are paid in the months of March, June, September and December of each year. Cash dividends paid to shareholders were $932 million in 2007, $872 million in 2006 and $801 million in 2005. In the third quarter of 2007, effective with the September dividend, the board of directors increased the quarterly dividend rate from $.295 to $.33 per share. This increased annual dividends to $1.25 per share, a 10.6% increase compared with $1.13 per share in 2006. The dividend rate in 2006 reflected an increase of 9.7% versus the rate of $1.03 per share in 2005. Quarterly dividends per share for the first and second halves of the year, respectively, were $.295 and $.33 for 2007, $.27 and $.295 for 2006 and $.245 and $.27 for 2005.

COMMON STOCK
At December 31, 2007, registered common stock shareholders numbered 49,732 compared with 51,888 at the end of 2006. The company’s common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company’s common stock at December 31, 2007 and 2006 was $52.34 and $49.20, respectively. Following are comparative 2007 and 2006 quarterly high and low closing prices for BUD.

Price Range of Anheuser-Busch Common Stock (BUD)
	2007		2006
	High	Low	High	Low
First quarter	$51.75	$47.97	$43.98	$40.42
Second quarter	$54.41	$49.19	$46.96	$41.90
Third quarter	$52.31	$46.95	$49.91	$45.19
Fourth quarter	$53.58	$48.74	$49.38	$46.14

Critical Accounting Policies

The SEC defines a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are the accounting policies that Anheuser-Busch believes are essential to a full understanding of the company’s operations and financial results. All the company’s accounting policies are in compliance with U.S. GAAP.

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

EQUITY METHOD ACCOUNTING
Anheuser-Busch applies the equity method of accounting whenever it believes it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company’s pro rata share of the net earnings of investee companies in the income statement. Cash is received and recognized (as a reduction of the company’s investment, not equity income) only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. The company provides incremental U.S. deferred income taxes on equity earnings in excess of dividends received. In 2007, the company had equity income of $662.4 million and received cash distributions from investees of $413.3 million. In 2006, Anheuser-Busch recognized equity income of $588.8 million and received cash distributions from investees of $247.0 million. In 2005, equity income was $498.1 million and cash received was $210.1 million. Consolidation of the company’s equity investees would not be appropriate because Anheuser-Busch does not have control of these entities. Therefore, alternative accounting methods are not available. See Note 2 for additional information.

DERIVATIVES
The company’s use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cash flow or fair value fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. All the company’s derivative holdings are designated as hedges of specific underlying business activities, which creates the potential for matching gains and losses on derivatives with corresponding losses and gains on the underlying transactions. Given the company’s policy to use only derivatives that are closely related to the underlying transactions, the accounting alternative would be to voluntarily forgo the opportunity for income statement matching of gains and losses, which could introduce volatility into the company’s quarterly and annual earnings based on the changes in the market values of the derivatives.

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

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             39                                                                     2007 ANNUAL REPORT
...

Sales promotion costs are recognized as a reduction of sales when incurred, as required by GAAP. There are no alternative accounting methods available.

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

Of the three key assumptions, only the discount rate is determined by observable market pricing, and it is based on the interest rate derived from matching future pension benefit payments with expected cash flows from high-quality, long-term corporate debt for the same periods. The discount rate used to value the company’s pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2007 rate is being used for 2008 expense calculations. For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability. See Note 5 for information on the impact of a 1% change in key pension assumptions.

Anheuser-Busch provides health care and life insurance coverage for most of its retirees after they achieve certain age and years of service requirements. Under FAS 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” the company is required to estimate the discount rate and future health care cost inflation rate in order to determine annual retiree health care and life insurance expense, and to value the related postretirement benefit liability on the balance sheet. Similar to pensions, the discount rate is determined by observable market rates, and it is based on the interest rate derived from matching future postretirement benefits payments with expected cash flows from high-quality, long-term corporate debt for the same periods. Health care inflation rates are recommended by the company’s actuarial consultants each year. See Note 5 for information on the impact of a 1% change in the assumed health care inflation rate.

Risk Management

Through its operations and investments, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, foreign currency denominated capital expenditures, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both U.S. and foreign suppliers, dividends from equity investees and changes in interest rates. In addition to long-term supply agreements, the company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps, and purchased options and collars, to manage certain of these exposures. The company has been impacted by certain changes in underlying market conditions during 2007, 2006 and 2005, particularly cost pressures for commodities. There have been no significant changes in Anheuser-Busch’s philosophy and approach for managing these exposures, or in the types of derivative instruments used to hedge the company’s risks.

Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes. Specific hedging strategies used depend on several factors, including the nature of the underlying hedged item, the magnitude and volatility of the exposure, the cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure and potential opportunity cost. The company’s overall risk management goal is to strike a balance between managing its exposures to market volatility while obtaining the most favorable transaction costs possible. The company monitors the effectiveness of the majority of its hedging structures through regression analysis used to measure both the retrospective and prospective relationships between the expected cash flows or fair value associated with the underlying hedged exposure and the fair value of the derivative hedging instrument. The fair value of derivatives used is the amount the company would pay or receive if terminating any contracts in the open market at a specified point in time. Where there is no basis risk and the anticipated time horizon makes regression analysis impractical, the company monitors effectiveness by measuring the cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative.

Counterparty default risk is considered low because derivatives are either highly liquid exchange-traded instruments with frequent margin position requirements, or over-the-counter instruments transacted with highly rated financial institutions. Bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties, who are required to post collateral to Anheuser-Busch whenever the fair value of their positions reach specified thresholds favorable to the company. The same collateral posting requirements and thresholds apply to Anheuser-Busch and its credit ratings if the fair value of its derivatives is unfavorable to the company. All collateral must be cash, U.S. Treasury securities or letters of credit. At December 31, 2007, the company held zero counterparty collateral and had zero collateral outstanding. Given the composition of the company’s derivatives portfolio, current market prices for derivatives held and the company’s credit rating, material funding needs arising from the company’s collateral arrangements are not expected. Collateral thresholds are based on credit ratings from Moody’s and Standard & Poor’s, respectively, as follows (in millions).

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             40                                                                     2007 ANNUAL REPORT
...

Fair Value Thresholds for Collateral Posting
Counterparties rated at least A2 or A	$30
Counterparties rated A3 and A-	$15
Counterparties rated below A3 or A-	$0

Following is a summary of potential unfavorable changes in the fair value of the company’s derivative holdings under certain assumed market movements during the last two years (in millions).

	2007	2006
Foreign Currency Risk — Forwards and Options	$0.6	$0.7
Interest Rate Risk — Interest Rate Swaps	$0.4	$0.3
Commodity Price Risk — Futures, Swaps and Options	$10.9	$13.8

The potential earnings volatility from derivatives is measured using value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for commodity price exposures. VAR forecasts fair value changes using a Monte Carlo statistical simulation model that incorporates historical correlations among various currencies and interest rates. The VAR model assumes that the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on market history and current conditions. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company’s underlying price exposures. The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Also, the preceding derivatives volatility analyses ignore changes in the value of the underlying hedged transactions, although the company expects largely offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.

The average daily change in fair value for interest rate swaps in 2007 was $164,000, with a computed one-day high of $1.0 million and a one-day low of zero. The average daily change in fair value for foreign exchange derivatives in 2007 was $100,000, with a computed one-day high of $270,000 and a one-day low of $10,000. Average daily changes for foreign exchange derivatives are computed as the monthly variance in fair value divided by the number of business days in the month.

Anheuser-Busch’s exposure to interest rate volatility related to its outstanding debt is low, because the company predominantly issues fixed-rate debt. At December 31, 2007, fixed-rate debt with an approximate average maturity of 15.1 years represented 88% of the company’s outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2008, and including the impact of an existing fixed-to-floating interest rate swap, an immediate 100 basis points (1.0 percentage point) increase in the company’s effective interest rate would result in incremental interest expense of approximately $11 million over the course of the full year.

Other Matters

FAIR VALUE OF MODELO INVESTMENT
The economic benefit of the company’s Modelo investment can be measured in two ways: through equity income, which represents Anheuser-Busch’s pro rata share in the net earnings of Modelo, and by the excess of the fair market value of the investment over its cost. The excess of fair market value over the company’s cost, based on Grupo Modelo’s closing stock price on the Mexican stock exchange (Bolsa) at December 31, 2007, was $8.7 billion. Although this amount is appropriately not reflected in the company’s income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CERTIFICATIONS AND GOVERNANCE
The company has included the required CEO and CFO certifications regarding the company’s public disclosure as exhibits to its 2007 annual report on Form 10-K filed with the SEC. Also, a CEO certification regarding the company’s compliance with corporate governance listing standards has been submitted to the New York Stock Exchange, as required by its listing rules. Available on the company’s Web site, www.anheuser-busch.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance); code of business conduct for directors, officers and employees; and Anheuser-Busch’s corporate governance guidelines.

ENVIRONMENTAL ISSUES
The company is strongly committed to environmental protection and through its environmental management system provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company’s facilities or business units plans capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.

The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company’s competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any federal or state designated cleanup sites for which Anheuser-Busch has been identified as a potentially responsible party will not materially affect the company’s financial position, results of operations or liquidity.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             41                                                                     2007 ANNUAL REPORT
...

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

The board of directors is responsible for ensuring the independence and qualifications of audit committee members under applicable New York Stock Exchange and U.S. Securities and Exchange Commission standards. The audit committee consists of five nonmanagement directors and oversees the company’s financial reporting and internal controls system and meets with management, the independent auditors and the internal auditors periodically to review auditing and financial reporting matters. The audit committee is solely responsible for the selection and retention of the company’s independent auditors, subject to shareholder approval. The audit committee held five meetings during 2007 and its report for 2007 can be found in the company’s proxy statement.

In addition to the audits of the company’s internal control over financial reporting and management’s assessment of internal control over financial reporting, PricewaterhouseCoopers LLP, an independent registered public accounting firm, is also responsible for auditing the company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company’s financial position, operating results, cash flows and changes in shareholders equity.

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

Based on the company’s evaluation under the COSO framework, Anheuser-Busch management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007. The company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, as stated in its report.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             42                                                                     2007 ANNUAL REPORT
...

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Anheuser-Busch Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,”  as of December 31, 2006.

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

St. Louis, MO
February 27, 2008

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             43                                                                     2007 ANNUAL REPORT
...

CONSOLIDATED BALANCE SHEET

Year Ended December 31 (in millions, except per share)	2007	2006

Assets
Current Assets
Cash	$283.2	$219.2
Accounts receivable	805.2	720.2
Inventories	723.5	694.9
Other current assets	212.6	195.2
Total current assets	2,024.5	1,829.5
Investments in affiliated companies	4,019.5	3,680.3
Plant and equipment, net	8,833.5	8,916.1
Intangible assets, including goodwill of $1,134.6 and $1,077.8, respectively	1,547.9	1,367.2
Other assets	729.6	584.1
Total Assets	$17,155.0	$16,377.2

Liabilities and Shareholders Equity
Current Liabilities
Accounts payable	$1,464.5	$1,426.3
Accrued salaries, wages and benefits	374.3	342.8
Accrued taxes	106.2	133.9
Accrued interest	136.4	124.2
Other current liabilities	222.4	218.9
Total current liabilities	2,303.8	2,246.1
Retirement benefits	1,002.5	1,191.5
Debt	9,140.3	7,653.5
Deferred income taxes	1,314.6	1,194.5
Other long-term liabilities	242.2	152.9
Shareholders Equity
Common stock, $1.00 par value, authorized 1.6 billion shares	1,482.5	1,473.7
Capital in excess of par value	3,382.1	2,962.5
Retained earnings	17,923.9	16,741.0
Treasury stock, at cost	(18,714.7)	(16,007.7)
Accumulated nonowner changes in shareholders equity	(922.2)	(1,230.8)
Total Shareholders Equity	3,151.6	3,938.7
Commitments and contingencies	—	—
Total Liabilities and Shareholders Equity	$17,155.0	$16,377.2

The footnotes on pages 47-63 of this report are an integral component of the company’s consolidated financial statements.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             44                                                                     2007 ANNUAL REPORT
...

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31 (in millions, except per share)	2007	2006	2005
Gross sales	$18,988.7	$17,957.8	$17,253.5
Excise taxes	(2,303.0)	(2,240.7)	(2,217.8)
Net sales	16,685.7	15,717.1	15,035.7
Cost of sales	(10,836.1)	(10,165.0)	(9,606.3)
Gross profit	5,849.6	5,552.1	5,429.4
Marketing, distribution and administrative expenses	(2,982.1)	(2,832.5)	(2,837.5)
Gain on sale of distribution rights	26.5	—	—
Litigation settlement	—	—	(105.0)
Operating income	2,894.0	2,719.6	2,486.9
Interest expense	(484.4)	(451.3)	(454.5)
Interest capitalized	17.4	17.6	19.9
Interest income	3.9	1.8	2.4
Other income/(expense), net	(8.2)	(10.8)	2.7
Income before income taxes	2,422.7	2,276.9	2,057.4
Provision for income taxes	(969.8)	(900.5)	(811.1)
Equity income, net of tax	662.4	588.8	498.1
Net income	$2,115.3	$1,965.2	$1,744.4

Basic earnings per share	$2.83	$2.55	$2.24
Diluted earnings per share	$2.79	$2.53	$2.23

The footnotes on pages 47-63 of this report are an integral component of the company’s consolidated financial statements.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             45                                                                     2007 ANNUAL REPORT
...

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

Year Ended December 31 (in millions, except per share)	2007	2006	2005
Common Stock, $1.00 Par Value
Balance, beginning of period	$1,473.7	$1,468.6	$1,463.0
Shares issued under stock plans	8.8	5.1	5.6
Balance, end of period	$1,482.5	$1,473.7	$1,468.6
Capital in Excess of Par Value
Balance, beginning of period	$2,962.5	$2,685.9	$2,387.9
Stock compensation related	135.7	138.2	134.1
Shares issued under stock plans	283.5	138.4	163.9
Restricted stock cancellations	0.4	—	—
Balance, end of period	$3,382.1	$2,962.5	$2,685.9
Retained Earnings
Balance, beginning of period	$16,741.0	$15,698.0	$14,754.4
Net income	2,115.3	1,965.2	1,744.4
Common dividends paid (per share: 2007, $1.25; 2006, $1.13; 2005, $1.03)	(932.4)	(871.6)	(800.8)
Deferred income tax adjustment	—	(50.6)	—
Balance, end of period	$17,923.9	$16,741.0	$15,698.0
Treasury Stock
Balance, beginning of period	$(16,007.7)	$(15,258.9)	$(14,638.5)
Treasury stock acquired	(2,707.1)	(745.9)	(620.4)
Stock compensation related	0.2	—	—
Restricted stock cancellations	(0.1)	(2.9)	—
Balance, end of period	$(18,714.7)	$(16,007.7)	$(15,258.9)
Accumulated Nonowner Changes in Shareholders Equity
Balance, beginning of period	$(1,230.8)	$(913.8)	$(988.9)
Foreign currency translation gains/(losses)	105.2	(70.2)	184.5
Deferred hedging gains/(losses)	(2.0)	4.5	(1.1)
Deferred securities valuation gains/(losses)	(0.3)	1.0	(95.6)
Deferred retirement benefits costs	205.7	159.7	(12.7)
Nonowner changes in shareholders equity, net of deferred income taxes	308.6	95.0	75.1
Adoption impact of FAS 158	—	(412.0)	—
Balance, end of period	$(922.2)	$(1,230.8)	$(913.8)
Total Shareholders Equity	$3,151.6	$3,938.7	$3,679.8
Net Income and Nonowner Changes in Shareholders Equity
Net income	$2,115.3	$1,965.2	$1,744.4
Nonowner changes in shareholders equity, net of deferred income taxes	308.6	95.0	75.1
Combined Net Income and Nonowner Changes in Shareholders Equity	$2,423.9	$2,060.2	$1,819.5

The footnotes on pages 47-63 of this report are an integral component of the company’s consolidated financial statements.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             46                                                                     2007 ANNUAL REPORT
...

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (in millions)	2007	2006	2005
Cash Flow from Operating Activities
Net Income	$2,115.3	$1,965.2	$1,744.4
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	996.2	988.7	979.0
Stock compensation expense	135.9	122.9	134.1
Decrease in deferred income taxes	(65.9)	(45.8)	(39.1)
Gain on sale of business	(42.5)	—	(15.4)
Undistributed earnings of affiliated companies	(249.1)	(341.8)	(288.0)
Other, net	73.2	(168.6)	136.6
Operating cash flow before the change in working capital	2,963.1	2,520.6	2,651.6
(Increase)/Decrease in working capital	(23.5)	188.8	50.3
Cash provided by operating activities	2,939.6	2,709.4	2,701.9
Cash Flow from Investing Activities
Capital expenditures	(870.0)	(812.5)	(1,136.7)
New business acquisitions	(155.7)	(101.0)	—
Proceeds from sale of business	41.6	—	48.3
Cash used for investing activities	(984.1)	(913.5)	(1,088.4)
Cash Flow from Financing Activities
Increase in debt	1,708.2	334.8	100.0
Decrease in debt	(265.0)	(663.3)	(456.0)
Dividends paid to shareholders	(932.4)	(871.6)	(800.8)
Acquisition of treasury stock	(2,707.1)	(745.9)	(620.4)
Shares issued under stock plans	304.8	143.5	161.4
Cash used for financing activities	(1,891.5)	(1,802.5)	(1,615.8)
Net increase/(decrease) in cash during the year	64.0	(6.6)	(2.3)
Cash, beginning of year	219.2	225.8	228.1
Cash, end of year	$283.2	$219.2	$225.8

The footnotes on pages 47-63 of this report are an integral component of the company’s consolidated financial statements.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             47                                                                     2007 ANNUAL REPORT
...

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

TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable are reported at net realizable value. This value includes an allowance for estimated uncollectible receivables, which is charged to the provision for doubtful accounts. Estimated uncollectible receivables are based on the amount and status of past-due accounts, contractual terms of the receivables and the company’s history of uncollectible accounts.

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

TAXES COLLECTED FROM CUSTOMERS
Taxes collected from customers and remitted to tax authorities are state and federal excise taxes on beer shipments and local and state sales taxes on attendance, food service and merchandise transactions at the company’s theme parks. Excise taxes on beer shipments are shown in a separate line item in the consolidated income statement as reduction of gross sales. Sales taxes collected from customers are recognized as a liability, with the liability subsequently reduced when the taxes are remitted to the tax authority. Entertainment operations collected from customers and remitted to tax authorities total sales taxes of $67.4 million, $62.0 million and $56.4 million, respectively, in 2007, 2006 and 2005.

DELIVERY COSTS
In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the company reports pass-through freight costs on beer shipped to independent beer wholesalers in cost of sales. Reimbursements of these costs by wholesalers are reported in sales.

Costs incurred by company-owned beer wholesalers to deliver beer to retail customers are included in marketing, distribution and administrative expenses. These costs are considered marketing related because in addition to product delivery, drivers provide substantial marketing and other customer service functions to retailers including product display, shelf space management, distribution of promotional materials, draught line cleaning and product rotation. Delivery costs associated with company-owned beer wholesalers totaled $304.5 million, $274.1 million and $277.5 million, respectively, in 2007, 2006 and 2005.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             48                                                                     2007 ANNUAL REPORT
...

ADVERTISING AND PROMOTIONAL COSTS
Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $782.7 million in 2007, $771.2 million in 2006 and $849.8 million in 2005.

Sales promotion costs are recognized as a reduction of sales when incurred, and totaled $688.6 million in 2007, $675.3 million in 2006 and $716.7 million in 2005.

FINANCIAL DERIVATIVES
Anheuser-Busch uses financial derivatives to mitigate the company’s exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit.

The company accounts for its derivatives in accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activity,” which requires all derivatives to be carried on the balance sheet at fair value and meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Hedge accounting creates the potential for an income statement match between the changes in fair values of derivatives and the changes in cost or values of the associated underlying transactions, generally in cost of sales, but also in marketing, distribution and administrative expense. By policy, derivatives held by the company must be designated as hedges of specific exposures at inception, with an expectation that changes in the fair value will essentially offset the change in cost or value for the underlying exposure. Liquidation of derivative positions is required whenever it is subsequently determined that an underlying transaction is not going to occur, with any gains or losses recognized in the income statement on liquidation. Fair values of derivatives are determined from market observation or dealer quotation. Commodities derivatives outstanding at December 31, 2007 all have initial terms of three years or less and the associated underlying transactions are expected to occur within that time frame.

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

INCOME TAXES
The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, “Accounting for Income Taxes.” See Note 7 for additional information on the company’s provision for income taxes, deferred income tax assets and liabilities and effective tax rate.

In the first quarter of 2007, the company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Under the Interpretation, realization of an uncertain income tax position must be estimated as “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, the recognition of tax benefits recorded in the financial statements must be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information. The Interpretation also clarified the financial statement classification of tax-related penalties and interest and set forth new disclosures regarding unrecognized tax benefits.

RESEARCH AND DEVELOPMENT COSTS AND START-UP COSTS
Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

CASH
Cash includes cash in banks, demand deposits and investments in short-term marketable securities with original maturities of 90 days or less.

INVENTORIES
Inventories are valued at the lower of cost or market. The company uses the last-in, first-out method (LIFO) valuation approach to determine cost primarily for domestic production inventories, and uses average cost valuation primarily for international production and retail merchandise inventories. LIFO was used for 63% and 68% of total inventories at December 31, 2007 and 2006, respectively. Had the average cost method been used for all inventories as of December 31, 2007 and 2006, the value of total inventories would have been $183.6 million and $137.9 million higher, respectively. Following are the components of the company’s inventories as of December 31 (in millions).

	2007	2006
Raw materials and supplies	$365.4	$385.6
Work in process	109.9	110.8
Finished goods	248.2	198.5
Total inventories	$723.5	$694.9

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             49                                                                     2007 ANNUAL REPORT
...

INTANGIBLE ASSETS
Anheuser-Busch’s intangible assets consist of trademarks, beer distribution rights and goodwill. Trademarks and beer distribution rights meeting criteria for separate recognition as specified by FAS 142, “Goodwill and Other Intangible Assets,” are recognized in distinct asset categories. Trademarks include purchased trademarks, brand names, logos, slogans or other recognizable symbols associated with the company’s products. Trademarks are not amortized due to having indefinite lives. Domestic beer distribution rights are associated with company-owned beer wholesale operations and represent the exclusive legal right to sell the company’s products in defined geographic areas. The carrying values of these rights have indefinite lives and are not amortized, primarily due to the company’s intent to operate its wholesalerships in perpetuity and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and China and are being amortized over their respective useful lives. The company’s distribution rights in the United Kingdom are contractually limited and expire in 2029. Distribution rights in China are being amortized over seven years, through 2011, based on independent valuation appraisal and normal practice in China. The company analyzes its trademarks and product distribution rights for potential impairment annually, based on projected future cash flows and observation of independent beer wholesaler exchange transactions.

The company recognizes the excess of the cost of acquired businesses over the fair value of the net assets purchased as goodwill. Goodwill related to consolidated businesses is included in intangible assets on the balance sheet while goodwill associated with the company’s equity investments (primarily Grupo Modelo) is included in investments in affiliated companies. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance, consideration of significant events or changes in the overall business environment and comparable market transactions. The impairment analysis for consolidated goodwill is performed at the reporting unit level using a two-step process. The first step is a comparison of the fair value of the business, determined using future cash flow analysis and/or comparable market transactions, to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill to the recorded goodwill balance. A review of goodwill completed in the fourth quarter of 2007 found no impairment. Goodwill related to equity investments is tested for impairment if events or circumstances indicate the entire investment could be impaired. Recoverability testing for equity investment goodwill is based on a combination of future cash flow analysis and consideration of pertinent business and economic factors. See Note 4 for additional information on changes in the balances of intangible assets.

COMPUTER SYSTEMS DEVELOPMENT COSTS
The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Computer systems development costs not meeting the proper criteria for capitalization, including systems re-engineering costs, are expensed as incurred.

PLANT AND EQUIPMENT
Fixed assets are carried at original cost less accumulated depreciation, and include expenditures for new facilities and expenditures that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; and computer equipment, three years. When fixed assets are retired or sold, the net book value is eliminated and any gain or loss on disposition is recognized in cost of sales for operating assets and administrative expenses for corporate assets. The components of plant and equipment as of December 31 are summarized below (in millions).

	2007	2006
Land	$301.5	$297.7
Buildings	5,275.2	5,123.6
Machinery and equipment	13,188.7	12,919.8
Construction in progress	462.1	369.5
Plant and equipment, at cost	19,227.5	18,710.6
Accumulated depreciation	(10,394.0)	(9,794.5)
Plant and equipment, net	$8,833.5	$8,916.1

VALUATION OF SECURITIES
For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Under FAS 115, the company classifies its investments as “available for sale” and adjusts the carrying values of those securities to fair market value each period. Market valuation gains or losses are deferred in nonowner changes in shareholders equity and are not recognized in the income statement until the investment is sold. The only investment currently accounted for under FAS 115 is an immaterial investment in the common stock of Kirin Brewing Company, Ltd. of Japan. In 2005, deferred market valuations also included noncash changes in the value of convertible debt issued to the company by its strategic partner in China, Tsingtao Brewery. See Note 2 for additional discussion of the company’s investment in Tsingtao.

ISSUANCE OF STOCK BY EQUITY INVESTEES
The company has elected to treat issuances of common stock by equity investees as equity transactions per SEC Staff Accounting Bulletin No. 52, and therefore recognizes no gain or loss when shares are issued.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             50                                                                     2007 ANNUAL REPORT
...

2.  International Equity Investments

GRUPO MODELO
Anheuser-Busch owns a 35.12% direct interest in Grupo Modelo, S.A.B. de C.V. (Modelo), Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Modelo’s operating subsidiary Diblo, S.A. de C.V. (Diblo). The company’s direct investments in Modelo and Diblo give Anheuser-Busch an effective (direct and indirect) 50.2% equity interest in Diblo. Anheuser-Busch holds nine of 19 positions on Modelo’s board of directors (with the Controlling Shareholders Trust holding the other 10 positions) and also has membership on the audit committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The total cost of the company’s investments was $1.6 billion. The carrying values of the Modelo investment were $3.6 billion and $3.4 billion, respectively, at December 31, 2007 and 2006. Included in the carrying amounts of the Modelo investment is goodwill of $540.1 million and $536.6 million, respectively. Changes in goodwill during 2007 and 2006 are primarily due to changes in exchange rates between the U.S. dollar and Mexican peso.

Dividends received from Grupo Modelo in 2007 totaled $403.1 million, compared to $240.0 million and $203.6 million in 2006 and 2005, respectively. Dividends are paid based on a free-cash-flow distribution formula in accordance with the Investment Agreement between the companies and are recorded as a reduction in the carrying value of the company’s investment. Cumulative unremitted earnings of Grupo Modelo totaled $2.1 billion at December 31, 2007.

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

	2007	2006	2005
Cash and marketable securities	$1,932.2	$2,094.0	$1,640.5
Other current assets	$1,181.2	$1,017.6	$933.3
Noncurrent assets	$5,143.4	$4,538.5	$4,592.8
Current liabilities	$678.9	$524.7	$407.1
Noncurrent liabilities	$317.7	$345.9	$411.3
Net sales	$5,321.3	$5,072.1	$4,399.0
Gross profit	$2,683.0	$2,643.9	$2,315.1
Minority interest	$3.5	$1.5	$1.3
Net income	$1,276.7	$1,141.1	$966.8

TSINGTAO
Since 2003, Anheuser-Busch has participated in a strategic alliance with Tsingtao Brewery Company, Ltd., one of the largest brewers in China and producer of the Tsingtao brand. Through March 2005, the company had invested $211 million in Tsingtao, in the form of a 9.9% equity stake in Tsingtao common shares and two convertible bonds. The 9.9% equity interest was accounted for under the cost method through April 2005, at which time the company converted its bonds into Tsingtao Series H common shares. The bond conversion increased Anheuser-Busch’s economic ownership in Tsingtao from 9.9% to 27%, and its voting stake from 9.9% to 20%. Local government authorities hold the proxy voting rights for the 7% difference between the company’s voting and economic stakes. The increased economic stake allowed Anheuser-Busch to nominate an additional director, giving the company two of 11 board seats and representation on related committees. Because of the increased share and voting ownership and board representation, Anheuser-Busch believes it has the ability to exercise significant influence and therefore began applying the equity method of accounting for Tsingtao in May 2005, on a one-month lag basis. The carrying values of the company’s Tsingtao investment were $276.8 million and $241.9 million, respectively, at December 31, 2007 and 2006. Dividends received from Tsingtao totaled $10.2 million in 2007 and $7.0 million in 2006.

In 2003, the company loaned Tsingtao $15 million for a term of five years at an annual interest rate of 1%. The loan provided Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

3.	Derivatives and Other
Financial Instruments

DERIVATIVES
Under FAS 133, derivatives qualifying for deferral accounting are classified as fair value, cash flow or foreign currency denominated net investment hedges, depending on the nature of the underlying exposure. The company’s interest rate and foreign currency denominated hedges are either fair value or cash flow hedges, while commodity cost hedges are cash flow hedges. Commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs, and include aluminum, rice, corn and natural gas. The company’s primary foreign currency exposures result from transactions and investments denominated in Mexican pesos, Chinese yuan, Canadian dollars, British pounds sterling and euros. With the exception of foreign currency denominated capital expenditures, these exposures are long, meaning the company has or generates surplus quantities of these currencies.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             51                                                                     2007 ANNUAL REPORT
...

Fair value hedges are accounted for by recognizing the changes in fair values for both the derivative and the underlying hedged exposure in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in cost or value of the underlying exposure is deferred in nonowner changes in shareholders equity, and later reclassified into earnings to match the impact of the underlying transaction when it occurs. Net investment hedges are accounted for in the foreign currency translation account in nonowner changes in shareholders equity. Regardless of classification, a hedge that is 100% effective will result in zero net earnings impact while the derivative is outstanding. To the extent that any hedge is not effective at offsetting cost or value changes in the underlying exposure, there could be a net earnings impact. Gains and losses from the ineffective portion of any hedge are recognized in the income statement immediately.

Below are the notional transaction amounts and fair values for the company’s outstanding derivatives at December 31 (in millions, with brackets indicating a deferred loss position). Because the company hedges only with derivatives that have high correlation with the underlying transaction cost or value, changes in derivatives fair values and the underlying cost are expected to largely offset.

	2007		2006
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
Foreign currency
Forwards	$91.8	$1.0	$115.3	$2.7
Options	282.2	3.7	306.5	4.4
Total foreign currency	374.0	4.7	421.8	7.1
Interest rate
Swaps	100.0	0.1	100.0	(1.3)
Commodity price
Options	1.5	0.1	—	—
Swaps	31.9	(4.7)	22.2	(4.1)
Futures and forwards	68.9	11.1	111.9	8.4
Total commodity price	102.3	6.5	134.1	4.3
Total outstanding derivatives	$576.3	$11.3	$655.9	$10.1

The following table shows derivatives gains and losses deferred in nonowner changes in shareholders equity as of December 31 (in millions). The amounts shown for 2006 and 2005 were subsequently recognized in earnings as the hedged transactions took place, mostly in the next year. The gains and losses deferred as of December 31, 2007 are generally expected to be recognized in 2008 as the underlying transactions occur. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because some of the company’s derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations.

	2007	2006	2005
Deferred gains	$5.6	$9.2	$2.6
Deferred losses	(5.4)	(5.9)	(6.4)
Net deferred gains/(losses)	$0.2	$3.3	$(3.8)

Following are derivative gains and losses recognized in earnings during the years shown (in millions). As noted, effective gains and losses had been deferred over the life of the transaction and recognized simultaneously with the impact of price or value changes in the underlying transactions. Ineffective gains and losses were recognized throughout the year when it was evident they did not precisely offset corresponding price or value changes.

	2007	2006	2005
Effective gains
Cash flow hedges	$5.7	$1.5	$20.1
Fair value hedges	7.6	5.6	0.5
Total effective gains	13.3	7.1	20.6
Effective losses
Cash flow hedges	(18.6)	(34.0)	(8.1)
Fair value hedges	(6.1)	(24.8)	(6.0)
Total effective losses	(24.7)	(58.8)	(14.1)
Net effective gains/(losses)	$(11.4)	$(51.7)	$6.5

Net ineffective gains	$9.2	$2.2	$0.2

CONCENTRATION OF CREDIT RISK
The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS
Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $16.1 million, $17.6 million and $15.3 million at December 31, 2007, 2006 and 2005, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $9.3 billion and $7.7 billion at December 31, 2007 and 2006, respectively.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             52                                                                     2007 ANNUAL REPORT
...

4.  Intangible Assets

The following table shows the activity in goodwill, beer distribution rights and trademarks during the three years ended December 31 (in millions). International beer distribution rights have a combined gross cost of $57.1 million and a remaining unamortized balance of $35.5 million at December 31, 2007. The company expects amortization expense of approximately $6.0 million per year related to international distribution rights over the next five years.

		Beer
		Distribution
	Trademarks	Rights	Goodwill
Balance at Dec. 31, 2004	$44.4	$206.9	$1,509.2

Domestic beer wholesaler
disposition	—	(5.6)	—
Disposition of domestic beer
wholesaler equity investment	—	(20.9)	—
Tsingtao investment	97.9	11.6	—
Harbin purchase accounting
adjustments	—	—	34.3
Amortization of international
distribution rights	—	(4.7)	—
Foreign currency translation	3.5	(1.7)	49.0
Balance at Dec. 31, 2005	145.8	185.6	1,592.5

Harbin minority interest buyout	—	—	20.5
Acquisition of Rolling Rock brands	79.3	3.0	—
Acquisition of Grolsch and Tiger
import rights	—	9.2	—
Domestic beer wholesaler equity
investment	—	27.8	—
Disposition of domestic beer
wholesaler equity investment	—	(14.8)	—
Amortization of international
distribution rights	—	(5.6)	—
Foreign currency translation	4.6	3.3	1.4
Balance at Dec. 31, 2006	229.7	208.5	1,614.4

Harbin minority interest buyout	—	—	7.3
Acquisition of InBev brands import rights	—	65.9	—
Acquisition of Monster brands
distribution rights	—	5.3	—
Acquisition of U.S. beer
distribution rights	—	59.8	—
Amortization of international beer
distribution rights	—	(5.9)	—
Foreign currency translation	10.1	1.4	53.0
Balance at Dec. 31, 2007	$239.8	$335.0	$1,674.7

5. Retirement Benefits

ADOPTION OF FAS 158
Effective with its December 31, 2006 financial statements, Anheuser-Busch adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS 158 focuses primarily on balance sheet reporting for the funded status of benefit plans and requires recognition of benefit liabilities for underfunded plans and benefit assets for overfunded plans, with offsetting impacts to nonowner changes in shareholders equity. Anheuser-Busch was in a net underfunded position for its pension and retiree health care plans and therefore recognized incremental retirement benefit liabilities on adoption. Additionally, the company reclassified its pension liability from other long-term liabilities to retirement benefits on the consolidated balance sheet.

FAS 158 also requires companies to measure benefit plan assets and liabilities as of the balance sheet date for financial reporting purposes, eliminating the current approach of using a measurement date up to 90 days prior to the balance sheet date. The effective date for this change is delayed until year-end 2008. The company currently uses an October 1 measurement date and will adopt a December 31 measurement date in 2008 as required. Adopting the new measurement date will require a one-time adjustment to retained earnings under the transition guidance in FAS 158. None of the changes prescribed by FAS 158 will impact the company’s results of operations or cash flows.

PENSION BENEFITS
The company sponsors pension plans for its employees. Net annual pension expense for single-employer defined benefit plans and total pension expense for the three years ended December 31 are presented in the following table (in millions). Contributions to multiemployer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for these plans and for defined contribution plans equals cash contributions made by Anheuser-Busch. Effective November 30, 2006, the chairman of the board, the president and chief executive officer and certain other senior executives retired as executive officers of the company and received lump sum pension payments from the supplemental executive retirement plan. The total of the lump sum payouts represented a portion of the supplemental plan’s projected benefit obligation sufficient enough to constitute a plan settlement per FAS 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans.” Because the retirements occurred after the company’s pension measurement date of October 1, and in accordance with FAS 88 settlement accounting, liabilities related to the supplemental plan were remeasured as of December 15, 2006 with the related deferred actuarial losses recognized in the first quarter 2007.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             53                                                                     2007 ANNUAL REPORT
...

	2007	2006	2005
Service cost (benefits earned
during the year)	$97.8	$102.7	$94.2
Interest cost on projected benefit
obligation	178.4	170.0	168.3
Assumed return on plan assets	(208.3)	(198.6)	(194.9)
Amortization of prior service cost	20.1	21.9	22.0
Amortization of net actuarial losses	65.2	90.9	66.8
FAS 88 settlement	19.0	—	—
Single-employer defined benefit plans	172.2	186.9	156.4
Multiemployer plans	16.7	16.2	16.2
Defined contribution plans	21.0	20.1	19.1
Total pension expense	$209.9	$223.2	$191.7

The measurement date for the company’s pension accounting is October 1. The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow.

	2007	2006	2005
Annual expense
Discount rate	6.0%	5.5%	6.0%
Long-term return on plan assets	8.5%	8.5%	8.5%
Rate of compensation growth	4.0%	4.0%	4.25%
Funded status
Discount rate	6.4%	6.0%	5.5%
Rate of compensation growth	4.0%	4.0%	4.0%

For informational purposes, following is a summary of the potential impact on 2007 annual pension expense of a hypothetical 1% change in actuarial assumptions (in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company’s pension funding requirements.

		Impact of	Impact of
Assumption	2007 Rate	1% Increase	1% Decrease
Long-term return on assets	8.5%	$(26.3)	$26.3
Discount rate	6.4%	$(47.1)	$54.5
Compensation growth rate	4.0%	$20.9	$(18.5)

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

	2007	2006
Beginning projected benefit obligation (PBO)	$3,125.1	$3,189.9
Service cost	97.8	102.7
Interest cost	178.4	170.0
Plan amendments	2.1	3.3
Actuarial gain	(79.2)	(135.0)
Employee contributions	0.4	0.4
Foreign currency translation	1.2	8.5
Benefits paid	(266.2)	(214.7)
Projected benefit obligation (PBO) at Oct. 1	$3,059.6	$3,125.1

	2007	2006
Fair value of plan assets, beginning of year	$2,659.3	$2,314.7
Actual return on plan assets	373.6	238.2
Employer contributions	99.6	235.9
Employee contributions	0.4	0.4
Foreign currency translation	0.8	5.5
Benefits paid	(266.2)	(214.7)
Fair value of plan assets at Oct. 1	2,867.5	2,580.0
Fourth quarter contributions	7.8	79.3
Fair value of plan assets, end of year	$2,875.3	$2,659.3
Funded status – PBO in excess of plan assets	$184.3	$465.8

The following shows pension assets and liabilities reported on the balance sheet at December 31, 2007 and 2006. The PBO is the actuarial net present value of all benefits related to employee service rendered to date, including assumptions of future annual compensation increases to the extent appropriate. The pension asset is classified as noncurrent on the balance sheet. Of the $253.5 million and $466.8 million total pension liabilities shown for 2007 and 2006, respectively, $9.7 million and $2.8 million are classified as current, with the remainder classified as noncurrent.

ANHEUSER-BUSCH COMPANIES, INC.                                                             54                                                                     2007 ANNUAL REPORT
...

	2007	2006
Plans with assets in excess of PBO (pension asset)
Plan assets	$785.5	$117.6
PBO	(716.3)	(116.6)
Pension asset recognized	$69.2	$1.0

	2007	2006
Plans with PBO in excess of assets (pension liability)
PBO	$(2,343.3)	$(3,008.5)
Plan assets	2,089.8	2,541.7
Pension liability recognized	$(253.5)	$(466.8)

Following is information for the two years ended December 31 for certain plans where the accumulated benefit obligation (ABO) for single-employer plans exceeds plan assets (in millions). The ABO is the actuarial present value of benefits for services rendered to date, with no consideration of future compensation increases. The ABO for all plans totaled $2,809.0 million at December 31, 2007 and $2,865.5 million at December 31, 2006.

	2007	2006
Plans with ABO in excess of assets
ABO	$(632.4)	$(2,748.9)
Plan assets at Oct. 1	527.9	2,541.7
ABO in excess of plan assets	$(104.5)	$(207.2)

Below are the components of deferred pension costs for the two years ended December 31 (in millions). Deferred pension costs are not recognized in periodic pension expense when incurred, but instead are accrued in nonowner changes in shareholders equity to be amortized into expense in subsequent periods. Unrecognized actuarial losses represent differences in actual versus assumed changes in the PBO and fair value of plan assets over time, primarily due to changes in assumed discount rates. Unrecognized prior service cost is the impact of changes in plan benefits applied retrospectively for employee service previously rendered. Deferring these costs has no impact on annual pension funding requirements. Deferred pension costs are amortized into annual pension expense over the average remaining assumed service period for active employees, which was approximately 10 years at the end of 2007. Actuarial losses and prior service costs expected to be amortized into net periodic pension expense in 2008 are $44 million and $17 million, respectively.

	2007	2006
Prior service cost	$(95.2)	$(112.5)
Unrecognized actuarial losses	(543.7)	(872.8)
Pretax deferred pension costs	(638.9)	(985.3)
Deferred income taxes	253.7	391.2
Deferred pension costs – domestic plans	(385.2)	(594.1)
Deferred pension costs – equity investments	(10.8)	(15.7)
Net pension costs deferred in nonowner changes
in shareholders equity	$(396.0)	$(609.8)

Following are the changes in the components of pretax pension costs deferred in nonowner changes in shareholders equity during 2007 (in millions).

2007
Deferred actuarial (gain) arising during the year	$(244.5)
Amortization of previously deferred actuarial losses
into net periodic benefits expense	(65.2)
FAS 88 settlement	(19.0)
Net (decrease) in deferred actuarial losses	(328.7)
Deferred prior service cost arising during the year	2.1
Amortization of previously deferred prior service (cost)
into net periodic benefits expense	(20.1)
Net (decrease) in deferred prior service cost	(18.0)
Foreign currency translation	0.3
Pretax (decrease) in nonowner changes in shareholders
equity related to deferred pension costs	$(346.4)

Prior to the adoption of FAS 158, recognition of an additional minimum pension liability (offset in nonowner changes in shareholders equity) was necessary whenever the ABO exceeded plan assets. Shown in the following table are the components of the company’s minimum pension liability at December 31, 2006, prior to adoption of FAS 158 (in millions).

2006
Minimum pension liability – domestic plans	$(695.9)
Minimum pension liability – equity investments	(15.7)
Intangible asset – unrecognized prior service costs	108.3
Deferred income taxes	233.3
Deferred pension costs, pre-FAS 158	$(370.0)
...

ANHEUSER-BUSCH COMPANIES, INC.                                                             55                                                                     2007 ANNUAL REPORT
...

The following illustrates the impact on nonowner changes in shareholders equity of the first-time accrual for all deferred pension costs at December 31, 2006 in accordance with FAS 158 (in millions).

	2006
	Before
	FAS 158	FAS 158	Ending
	Adjustments	Adjustments	Balance
Reported in assets
and liabilities
Pension asset	$519.6	$(518.6)	$1.0
Pension liability	$(695.9)	$229.1	$(466.8)
Reported in nonowner
changes in
shareholders equity
Deferred pension costs
(domestic and equity)	$(711.6)	$(289.4)	$(1,001.0)
Intangible asset –
unrecognized prior
service cost	108.3	(108.3)	—
Deferred income taxes	233.3	157.9	391.2
Net deferred pension costs	$(370.0)	$(239.8)	$(609.8)

PENSION PLAN ASSETS
Required funding for the company’s single-employer defined benefit pension plans is determined in accordance with federal guidelines set forth in the Employee Retirement Income Security Act (ERISA) and the Pension Protection Act (PPA). Funding for the company’s multiemployer and defined contribution plans is based on specific contractual requirements for each plan. The company plans to make required pension contributions for all plans totaling $70 million in 2008. Additional contributions to enhance the funded status of pension plans can be made at the company’s discretion, and discretionary pension funding was provided totaling $85 million in 2007 and $214 million in 2006. Projections indicated that Anheuser-Busch would have been required to contribute these amounts in future years, but the company chose to make the contributions early in order to enhance the funded status of the plans. Following is information regarding the allocation of the company’s pension plan assets as of December 31, 2007 and 2006 and target allocation for 2008.

	Percentage of	Percentage of	Target Asset
	Plan Assets at	Plan Assets at	Allocation for
Asset Category	Dec. 31, 2006	Dec. 31, 2007	2008
Equity securities	70%	68%	69%
Debt securities	26%	27%	26%
Real estate	4%	5%	5%
Total	100%	100%	100%

Asset allocations are intended to achieve a total asset return target over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense and funding requirements. Expected returns, risk and correlation among asset classes are based on historical data and investment adviser input. The assumed rate of return on pension plan assets is consistent with Anheuser-Busch’s long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable or unfavorable differences between the assumed and actual returns on plan assets are generally recognized in periodic pension expense over the subsequent five years. The actual annual rate of return on plan assets net of investment manager fees was 14.8%, 10.5% and 13.7% for plan years ended September 30, 2007, 2006 and 2005, respectively.

The company assumes prudent levels of risk to meet overall pension investment goals. Risk levels are managed through formal and written investment guidelines. Portfolio risk is managed by having well-defined, long-term strategic asset allocation targets. The company avoids tactical asset allocation and market timing and has established disciplined rebalancing policies to ensure asset allocations remain close to targets. The company’s asset allocations are designed to provide broad market diversification, which reduces exposure to individual companies, industries and sectors of the market. Pension assets do not include any direct investment in Anheuser-Busch debt or equity securities. The use of derivatives is permitted where appropriate to achieve overall investment policy objectives, such as to hedge exposure to foreign currency denominated stocks or securitize cash in investment portfolios.

RETIREMENT HEALTH CARE AND INSURANCE BENEFITS
The company provides certain health care and life insurance benefits to eligible retired employees. Effective January 1, 2006, employee participants must have at least 10 years of continuous service after reaching age 48 to become eligible for benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.

Net periodic retirement benefits expense for company retiree health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions).

	2007	2006	2005
Service cost	$26.8	$24.3	$25.6
Interest cost on benefit obligation	45.3	36.9	39.3
Amortization of prior service benefit	(9.8)	(16.4)	(11.4)
Amortization of net actuarial loss	26.1	20.2	14.1
Net periodic retirement health care
and life insurance benefits expense	$88.4	$65.0	$67.6

The following table details the components of the company’s obligation for its single-employer defined benefit retirement health care and life insurance plans as of December 31 (in millions). As of December 31, 2007 and 2006, respectively, $69.6 million and $64.3 million of the company’s obligation was classified as current. Retirement health care and insurance benefits obligations are unfunded; therefore no assets are associated with the plans.

	2007	2006
Benefit obligation, beginning of year	$791.8	$654.3
Service cost	26.8	24.3
Interest cost	45.3	36.9
Actuarial loss	29.5	140.2
Plan amendments	0.3	—
Benefits paid	(71.7)	(68.7)
Plan participants’ contributions	2.6	2.4
Medicare Part D subsidy	2.6	2.4
Benefit obligation, end of year	$827.2	$791.8

ANHEUSER-BUSCH COMPANIES, INC.                                                             56                                                                     2007 ANNUAL REPORT
...

Actuarial gains and losses (primarily due to changes in assumed discount rates and differences in assumed versus actual health care costs) and prior service costs or benefits are deferred on the balance sheet when incurred, for subsequent amortization into annual benefits expense over the remaining service life of participating employees, which was approximately 10 years at December 31, 2007. Shown below are the components of deferred retirement health care and life insurance costs for the two years ended December 31 (in millions). Deferred actuarial losses of $24.0 million and unrecognized prior service benefits of $9.8 million are expected to be amortized into net retirement benefits expense in 2008.

	2007	2006
Deferred actuarial losses	$(377.4)	$(374.0)
Deferred prior service benefits	78.5	88.6
Net deferred actuarial items	(298.9)	(285.4)
Deferred income taxes	118.6	113.2
Net health care and insurance costs deferred
in nonowner changes in shareholders equity	$(180.3)	$(172.2)

Following are the changes in the components of pretax retirement health care and insurance costs deferred in nonowner changes in shareholders equity during 2007 (in millions).

2007
Deferred actuarial loss arising during the year	$29.5
Amortization of previously deferred actuarial losses
into net periodic benefits expense	(26.1)
Net increase in deferred actuarial losses	3.4
Deferred prior service cost arising during the year	0.3
Amortization of previously deferred prior service credit
into net periodic benefits expense	9.8
Net increase in deferred prior service cost	10.1
Pretax increase in nonowner changes in shareholders
equity related to deferred health care and insurance costs	$13.5

The key actuarial assumptions used to determine net retirement benefits expense and the benefits obligation for the three years ended December 31 are provided in the following table. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate in 2014 and then remain constant thereafter. The measurement date for the company’s retiree health care accounting is December 31.

	2007	2006	2005
Discount rate	6.3%	5.75%	5.5%
Initial health care inflation rate	9.0%	8.1%	8.9%
Future health care inflation rate	5.0%	5.0%	5.0%

For informational purposes, following is a summary of the potential impact on net periodic retirement benefits expense and the end of year benefits obligation of a hypothetical 1% change in the assumed health care inflation rate (in millions). Brackets indicate a reduction in expense or liability.

	1% Increase	1% Decrease
Net periodic retirement benefits expense	$4.5	$(4.4)
Retirement benefits liability	$50.5	$(48.0)

RETIREMENT BENEFITS PAYMENTS
Following are retirement benefits expected to be paid in future years, based on employee data and plan assumptions, as of December 31, 2007 (in millions).

		Health Care
	Pensions	and Insurance
2008	$172.9	$69.6
2009	$188.6	$72.2
2010	$203.3	$73.9
2011	$220.0	$75.6
2012	$242.0	$76.0
2013-2017	$1,397.1	$402.1

EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS
The company sponsors employee stock purchase and savings plans (401(k) plans), which are voluntary defined contribution plans in which most regular employees are eligible for participation. Under the 401(k) plans, the company makes matching cash contributions for up to 6% of employee pretax savings. The company’s matching contribution percentage is established annually based on a formula that considers both consolidated net income and total employee costs. Total 401(k) expense was $58.2 million, $60.7 million and $63.6 million for 2007, 2006 and 2005, respectively.

6. Stock-Based Compensation

STOCK OPTIONS
Under the terms of the company’s stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company’s common stock at a price equal to the closing market price per the New York Stock Exchange Composite Tape on the date the options are granted. The company issues either new shares or treasury shares when options are exercised under employee stock compensation plans. Under the plans for the board of directors, shares are issued exclusively from treasury stock. The company’s stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company. At December 31, 2007, 2006 and 2005, a total of 137 million, 115 million and 121 million shares of common stock were designated for future issuance under existing stock option plans, respectively.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             57                                                                     2007 ANNUAL REPORT
...

The company’s stock options ratably vest over a three-year service period commencing immediately following grant of the award, and have a maximum life of 10 years. There are no performance-based vesting requirements associated with stock options. The company’s stock option plans provide for immediate vesting of all unvested options whenever an employee voluntarily leaves the company and has either completed at least 20 years of service or is at least age 60. For employees meeting these criteria, the accelerated vesting policy renders the requisite three-year service condition “nonsubstantive” under FAS No. 123R, “Shared-Based Payment,” and the company therefore fully expenses all options granted to individuals meeting either criterion as of the grant date. The company also identifies stock options granted to employees who do not yet, but will meet the separation-based vesting criteria prior to the end of the three-year vesting cycle, and recognizes expense over the substantive vesting period for that group of options. Stock options granted to employees not meeting the separation-based vesting criteria are expensed ratably over the three-year option vesting period. Due to the requirement to expense nonforfeitable options as of the grant date, the company recognized expense equal to 67%, 60% and 60% of the value related to its 2007, 2006 and 2005 awards, respectively, in the fourth quarter when the options were granted. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient’s cash compensation is reported, and is classified as a corporate item for business segments reporting.

Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock instead of cash. If all nonemployee directors eligible to own the company’s common stock elected to receive their 2008 annual retainer in shares, the total number of shares issued would be 21,494, based on the closing price for the company’s common stock at December 31, 2007.

Following is a summary of stock option activity and pricing for the years shown (options in millions).

		Wtd. Avg.		Wtd. Avg.
	Options	Exercise	Options	Exercise
	Outstanding	Price	Exercisable	Price
Balance, Dec. 31, 2004	91.8	$43.93	64.1	$40.92
Granted	11.4	$43.83
Exercised	(5.9)	$25.48
Canceled	(0.8)	$49.38
Balance, Dec. 31, 2005	96.5	$45.01	71.5	$44.06
Granted	9.5	$46.34
Exercised	(4.9)	$27.43
Canceled	(1.1)	$48.64
Balance, Dec. 31, 2006	100.0	$45.97	80.3	$45.89
Granted	10.1	$51.86
Exercised	(9.3)	$35.71
Canceled	(0.3)	$48.52
Balance, Dec. 31, 2007	100.5	$47.49	81.1	$47.18

The fair values of options granted during the last three years follow (in millions, except per option).

	2007	2006	2005
Fair value of each option granted	$10.73	$9.73	$8.81
Total number of options granted	10.1	9.5	11.4
Total fair value of options granted	$108.4	$92.4	$100.4

The fair value of stock options granted is estimated on the date of grant using a binomial (lattice method) option-pricing model. The binomial model is used for valuation because it accommodates several inputs in order to take into account multiple option exercise patterns as determined by the company’s actuaries, and essentially computes an overall value based on a weighting of various potential outcomes. The assumptions used in applying the binomial model follow. For illustrative purposes, the expected life, risk-free rate and fair value per option shown are weighted averages derived from historical exercise patterns. The volatility of Anheuser-Busch common stock is estimated by the company’s actuaries based on an analysis of both historical and current market volatilities.

	2007	2006	2005
Expected life of option	6.3 yrs.	6.3 yrs.	5.5 yrs.
Risk-free interest rate	3.6%	4.6%	4.4%
Expected volatility of
Anheuser-Busch stock	22%	20%	21%
Expected dividend yield on
Anheuser-Busch stock	2.5%	2.5%	2.5%

The following tables provide additional information regarding options outstanding and options that were exercisable as of December 31, 2007 (options in millions).

	Options Outstanding			Options Exercisable
Range of		Wtd. Avg.	Wtd. Avg.		Wtd. Avg.	Wtd. Avg.
Exercise		Remaining	Exercise		Remaining	Exercise
Prices	Number	Life	Price	Number	Life	Price
$10-$29	2.5	1 yr	$29.92	2.5	1 yr	$29.92
$30-$39	5.3	1.9 yrs	$37.83	5.3	1.9 yrs	$37.83
$40-$49	55.2	5.4 yrs	$46.52	45.7	4.8 yrs	$46.73
$50-$54	37.5	6.8 yrs	$51.45	27.6	5.7 yrs	$51.29
$10-$54	100.5	5.6 yrs	$47.49	81.1	4.8 yrs	$47.18

Range of		Pretax In-the-Money Value
Exercise		Options	Options
Prices	Number	Outstanding	Exercisable
$10-$29	2.5	$ 56.0	$ 56.0
$30-$39	5.3	75.9	75.9
$40-$49	55.2	363.9	260.9
$50-$54	37.5	28.8	28.8
$10-$54	100.5	$524.6	$421.6

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             58                                                                     2007 ANNUAL REPORT
...

The following illustrates the impact of stock compensation activity on certain earnings and cash flow amounts for the last three years (in millions, except per share). Unrecognized pretax stock compensation cost as of December 31, 2007 was $100 million, which is expected to be recognized over a weighted average life of approximately 1.5 years.

	2007	2006	2005
Pretax stock compensation expense	$135.9	$122.9	$134.1
After-tax stock compensation expense	$94.9	$87.1	$94.8
Diluted earnings per share impact	$.13	$.11	$.12
Cash proceeds from stock
option exercises	$282.6	$121.3	$135.4
In-the-money value of stock
options exercised	$148.9	$97.1	$122.4
Income tax benefit of stock
options exercised	$53.8	$34.3	$41.6
Income tax benefit in excess of
associated deferred taxes	$21.3	$22.6	$25.9

The income tax benefit the company receives from the exercise of stock options is based on the income realized by optionees upon exercise. For nonqualified stock options, the benefit is recognized as a reduction of current taxes payable and an increase in paid-in-capital with no impact on earnings. For incentive stock options, a tax benefit received that is less than or equal to the hypothetical benefit that would have been received by providing deferred tax assets when the options were expensed is recorded as a reduction of the current tax provision. Any benefit in excess of the hypothetical benefit adjusts paid-in-capital. Because the company’s employee stock options are not traded on an exchange, the fair value disclosed is required to be based on a theoretical option-pricing model. Employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders.

RESTRICTED STOCK
The company awards restricted stock to officers, certain other employees and nonemployee directors. Awards to employees are generally effective in January of each year pursuant to grants approved by the Board of Directors the previous November. Awards to nonemployee directors are granted and are effective in April. Shares of restricted stock either vest ratably over a three-year period (time-based shares), or vest in prespecified percentages at the end of three years based on total BUD shareholder return performance ranked against the S&P 500 companies over that period (performance-based shares). Performance-based restricted shares were granted to members of the company’s Strategy Committee in 2006 and 2007, with all other eligible employees and nonemployee directors receiving time-based shares. In accordance with FAS 123R, compensation expense is recognized over the three-year vesting or performance evaluation period, respectively, based on the grant date fair values. For time-based shares, fair value is equal to the closing market price per the New York Stock Exchange Composite Tape on the effective date of the award. As appropriate under FAS 123R, the fair value of the performance-based shares includes a discount from the grant date market price that reflects the risk of forfeiture due to the performance-based vesting criteria. Following is a summary of restricted stock activity and fair values for the years shown. An additional 236,220 shares of the time-based restricted shares shown below vested in January 2008.

			Time-Based
	Performance-Based	Wtd. Avg.	Restricted	Wtd. Avg.
	Restricted Stock	Fair Value	Stock	Fair Value
Balance, Dec. 31, 2005	—	—	—	—
Granted	168,557	$35.58	409,827	$43.39
Canceled	(53,284)	$35.58	(17,199)	$43.39
Balance, Dec. 31, 2006	115,273	$35.38	392,628	$43.39
Granted	127,586	$39.87	341,705	$49.27
Vested	—	—	(131,672)	$43.39
Canceled	—	—	(11,792)	$46.52
Balance, Dec. 31, 2007	242,859	$37.83	590,869	$46.73

ADOPTION OF FAS 123R
Prior to 2006, Anheuser-Busch accounted for employee stock compensation in accordance with FAS 123, “Accounting for Stock-Based Compensation,” and elected to recognize no expense related to employee stock compensation, since options were always granted with an exercise price equal to the market price of the company’s stock on the effective date of grant. In December 2004, the Financial Accounting Standards Board issued a revised and renamed Standard regarding stock compensation – FAS 123R. The revised Standard, which was adopted by Anheuser-Busch in the first quarter of 2006, eliminates the disclosure-only election available under FAS 123 and requires recognition of compensation expense for stock options and all other forms of equity compensation, generally based on the fair value of the instruments on the effective date of grant. In order to enhance the comparability of all periods presented and provide the fullest understanding of the impact that expensing stock compensation has on the company’s results, Anheuser-Busch retrospectively applied the new Standard to prior period results.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                             59                                                                     2007 ANNUAL REPORT
...

Following are amounts pertinent to operations and cash flows for 2005 as they were previously reported and after the retrospective adoption of FAS 123R (in millions, except per share). In connection with the adoption, the company adjusted deferred income taxes (offset in retained earnings) $50.6 million as of December 31, 2006 to eliminate deferred income taxes related to incentive stock options.

	2005
	Including	As
	FAS 123R	Reported
Operating Results
Cost of sales	$9,606.3	$9,579.5
Gross profit	$5,429.4	$5,456.2
Marketing, distribution and administrative expenses	$2,837.5	$2,730.2
Operating income	$2,486.9	$2,621.0
Income before income taxes	$2,057.4	$2,191.5
Provision for income taxes	$811.1	$850.4
Net income	$1,744.4	$1,839.2
Basic earnings per share	$2.24	$2.37
Diluted earnings per share	$2.23	$2.35

Cash Flows
Operating cash flow before the change
in working capital	$2,651.6	$2,677.5
Cash provided by operating activities	$2,701.9	$2,727.8
Shares issued under stock plans	$161.4	$135.5
Cash used for financing activities	$1,615.8	$1,641.7

7. Income Taxes

Following are the components of the provision for income taxes for the three years ended December 31 (in millions).

	2007	2006	2005
Current tax provision
Federal	$853.6	$789.3	$712.0
State	150.2	141.1	129.8
Foreign	31.9	15.9	8.4
Total current provision	1,035.7	946.3	850.2
Deferred tax provision/(benefit)
Federal	(54.8)	(26.1)	(38.9)
State	(12.0)	(10.5)	(12.7)
Foreign	0.9	(9.2)	12.5
Total deferred benefit	(65.9)	(45.8)	(39.1)
Total tax provision	$969.8	$900.5	$811.1

The deferred income tax provision is a noncash expense or benefit resulting from temporary differences between financial reporting and income tax filing in the timing of certain income and expense items, and differences in the bases of assets and liabilities. For Anheuser-Busch, the primary temporary differences relate to depreciation on fixed assets, pension contributions and accrued U.S. taxes on equity income, net of applicable foreign tax credits.

The company’s deferred income tax liabilities and deferred income tax assets as of December 31, 2007 and 2006, are summarized by category in the following table (in millions). Deferred tax liabilities result primarily from income tax deductions being received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for income tax purposes, and the recognition of underfunded pension liabilities. Deferred income taxes are not provided on undistributed earnings of consolidated foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $235 million at both December 31, 2007 and 2006.

	2007	2006
Deferred income tax liabilities
Fixed assets	$1,755.2	$1,789.1
Accrued net U.S. taxes on equity earnings	241.5	210.6
Accelerated pension contributions	177.4	234.6
Other	251.3	217.4
Total deferred income tax liabilities	2,425.4	2,451.7
Deferred income tax assets
Deferred retirement benefits	591.9	713.8
Stock compensation	315.7	309.3
Spare parts and production supplies	78.9	79.4
Compensation-related obligations	67.2	70.4
Other	169.2	184.7
Valuation allowances	(50.0)	(47.4)
Total deferred income tax assets (1)	1,172.9	1,310.2
Net deferred income tax liabilities	$1,252.5	$1,141.5

Note 1: Deferred income tax assets of $62.1 million and $53.0 million, respectively, are classified in other current assets at December 31, 2007 and 2006.

Reconciliation between the U.S. federal statutory income tax rate and Anheuser-Busch’s effective income tax rate for the three years ended December 31 is presented below.

	2007	2006	2005
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.4	3.7	3.7
Impact of foreign operations	4.4	2.8	0.7
Other items, net	(2.8)	(2.0)	—
Effective income tax rate	40.0%	39.5%	39.4%

...

ANHEUSER-BUSCH COMPANIES, INC.                                                            60                                                                     2007 ANNUAL REPORT
...

Effective January 1, 2007, Anheuser-Busch adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” To comply with the Interpretation, Anheuser-Busch initially reclassified $102.6 million of tax liabilities from current to noncurrent on the balance sheet and also separately recognized $53.1 million of deferred tax assets which had previously been netted against tax liabilities. The company made no adjustments to retained earnings related to adoption. The following table shows the activity related to unrecognized tax benefits during 2007 (in millions). It is anticipated that settlements in foreign tax jurisdictions will reduce gross unrecognized tax benefits by approximately $12.0 million in 2008, with net unrecognized tax benefits remaining unchanged due to the offset of U.S. foreign tax credits. Of the unrecognized tax benefits shown below, $51.5 million would reduce the company’s effective income tax rate if recognized.

2007
Unrecognized tax benefits, beginning of year	$96.8
Additions based on current year tax positions	30.9
Additions for prior year tax positions	9.7
Reductions for prior year tax positions	(16.8)
Settlements with tax authorities	(0.5)
Lapses in statutes of limitations	(9.0)
Unrecognized tax benefits, end of year	$111.1

The company’s policy is to accrue interest related to potential underpayment of income taxes within the provision for income taxes. Interest is computed on the difference between the company’s uncertain tax benefit positions under FIN 48 and the amount deducted or expected to be deducted in the company’s tax returns. The company had $8.1 million and $7.8 million of accrued interest related to uncertain tax positions at December 31, 2007 and 2006, respectively. Interest expense recognized in 2007 was not material.

The principal jurisdictions for which Anheuser-Busch files income tax returns are U.S. federal and the various city, state, and international locations where the company has operations. The company participates in the IRS Compliance Assurance Process program for the examination of its U.S. federal income tax returns, and examinations are substantially complete through 2006. City and state examinations are substantially complete through 2002. The status of international tax examinations varies by jurisdiction. The company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

8. Debt

The company uses SEC shelf registrations for efficiency and flexibility when issuing debt, and currently has registered debt available for issuance as a well-known seasoned issuer. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented. The company has the ability and intent to refinance its entire debt portfolio on a long-term basis, including a $2 billion committed revolving credit agreement in support of its commercial paper borrowing, and therefore classifies all debt as long-term. Debt at the end of the year consisted of the following for the year shown (in millions).

	2007	2006
U.S. dollar notes due 2008 to 2023,
interest rates from 4.375% to 7.5%	$4,355.4	$3,540.7
U.S. dollar debentures due 2009 to 2043,
interest rates from 5.75% to 9.0%	3,150.0	2,900.0
Commercial paper, interest rates of 4.33%
and 5.39%, respectively, at year-end	1,038.2	658.4
Industrial revenue bonds due 2009 to 2047,
interest rates from 4.55% to 7.4%	283.9	269.4
Medium-term notes due 2010, interest rate 5.625%	200.0	200.0
Chinese yuan-denominated bank loans due
2008 to 2011, interest rates from 5.51% to 7.29%	21.9	32.0
Miscellaneous items	111.1	72.4
Unamortized debt discounts	(20.2)	(19.4)
Total debt	$9,140.3	$7,653.5

The company’s 5.49% fixed rate U.S. dollar notes ($100.0 million notional value) were swapped to a floating LIBOR-based rate when issued. The effective interest rates for this debt were 5.19% in 2007 and 4.98% in 2006, with year-end rates of 4.92% and 5.25%, respectively.

The weighted-average interest rates for commercial paper borrowings during 2007, 2006 and 2005 were 5.16%, 5.00% and 3.31%, respectively. The company has in place a single committed $2.0 billion revolving credit agreement that expires in October 2010 to support the company’s commercial paper program. The agreement is syndicated among 17 banks, has no financial covenants and does not designate a material adverse change as a default event or as an event prohibiting a borrowing. Credit rating triggers in the agreement pertain only to annual fees and the interest rate applicable to any potential borrowing, not to the availability of funds. There have been no borrowings under the agreement for any year shown. Annual fees for the agreement were $1.0 million in both 2007 and 2006 and $1.2 million in 2005. Commercial paper borrowings of up to $2.0 billion are classified as long-term, as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2.0 billion will be classified as short-term.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                            61                                                                     2007 ANNUAL REPORT
...

In February 2008, the company entered into a new, $500 million, 364-day revolving credit agreement to provide an additional source of short-term support for its commercial paper program as necessary. The agreement is cancellable by Anheuser-Busch or its bank syndicate without penalty anytime prior to the end of its 364-day term. The company may also extend the term of outstanding borrowings for an additional year.

9. Supplemental Cash Flow Information

Accounts payable include $120 million and $105 million of outstanding checks at December 31, 2007 and 2006, respectively. Supplemental cash flow information for the three years ended December 31 is presented in the following table (in millions).

	2007	2006	2005
Cash paid during the year
Interest, net of interest capitalized	$454.8	$433.2	$436.0
Income taxes	$936.6	$920.2	$814.7
Excise taxes	$2,298.9	$2,252.3	$2,217.3

Change in working capital
(Increase)/Decrease in current assets:
Accounts receivable	$(85.0)	$(38.8)	$14.7
Inventories	(28.6)	(40.4)	35.8
Other current assets	(17.4)	(4.6)	6.9
Increase/(Decrease) in current liabilities:
Accounts payable	38.2	176.8	54.7
Accrued salaries, wages
and benefits	31.5	91.9	(40.5)
Accrued taxes	(27.7)	(22.8)	3.8
Accrued interest	12.2	0.5	(1.5)
Other current liabilities	3.5	17.1	(2.9)
Derivatives fair value adjustment	(7.4)	6.1	(9.8)
Working capital adjustment for
acquisition/disposition	(1.4)	3.0	(10.9)
Impact of FIN 48 adoption	58.6	—	—
Net (increase)/decrease in
working capital	$(23.5)	$188.8	$50.3

10. Accumulated Nonowner Changes
In Shareholders Equity

The components of accumulated nonowner changes in shareholders equity, net of tax as of December 31 are summarized below (in millions).

	2007	2006
Foreign currency translation	$(347.0)	$(452.2)
Deferred hedging gains/(losses)	0.1	2.1
Deferred securities valuation gains	1.0	1.3
Deferred retirement benefits costs (1)	(576.3)	(782.0)
Accumulated nonowner changes
in shareholders equity, net of tax	$(922.2)	$(1,230.8)

Note 1: Includes FAS 158 adoption impact of $412.0 million in 2006.

Deferred income tax liabilities of $0.1 million and $1.2 million have been recognized for deferred hedging gains as of December 31, 2007 and 2006, respectively. Deferred income tax liabilities of $0.6 million and $0.7 million have been provided for deferred securities valuation gains at the end of 2007 and 2006, respectively, while deferred tax assets of $372.3 million and $504.4 million, respectively, have been recognized for deferred benefits costs for the same periods. The majority of foreign currency translation losses relate to equity investments (primarily Grupo Modelo) whose operations are reported in Anheuser-Busch’s financial statements on a net-of-tax basis. See Note 3 for details of hedging gains and losses recognized in earnings which had previously been deferred in nonowner changes in shareholders equity.
...

ANHEUSER-BUSCH COMPANIES, INC.                                                            62                                                                     2007 ANNUAL REPORT
...

11. Common and Preferred Stock

COMMON STOCK ACTIVITY
Common stock activity for the three years ended December 31 is summarized below (shares in millions).

	2007	2006	2005
Common Stock
Beginning common stock	1,473.7	1,468.6	1,463.0
Shares issued under stock plans	8.8	5.1	5.6
Common stock	1,482.5	1,473.7	1,468.6
Treasury Stock
Beginning treasury stock	(707.6)	(690.9)	(678.0)
Treasury stock acquired	(53.6)	(16.7)	(12.9)
Cumulative treasury stock	(761.2)	(707.6)	(690.9)
Net common stock outstanding	721.3	766.1	777.7

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

	2007	2006	2005
Basic weighted-average
shares outstanding	746.3	770.6	777.5
Weighted-average stock option shares	10.8	6.4	5.1
Diluted weighted-average
shares outstanding	757.1	777.0	782.6

COMMON STOCK REPURCHASE
The board of directors has previously approved various resolutions authorizing the company to repurchase shares of its common stock. At December 31, 2007, approximately 61 million shares remained available for repurchase under Board authorizations. The most recent authorization, in December 2006, was approval of a multi-year repurchase of 100 million shares. Authorizations do not specify annual minimum or maximum repurchase amounts and do not expire until fully utilized. The company repurchased 53.6 million common shares in 2007, 16.7 million common shares in 2006 and 12.9 million shares in 2005, for $2.7 billion, $745.9 million and $620.4 million, respectively.

PREFERRED STOCK
At December 31, 2007 and 2006, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

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

13. Business Segments

The company categorizes its operations into four business segments: U.S. beer, international beer, packaging and entertainment. The U.S. beer segment consists of the company’s U.S. beer manufacturing and import operations; company-owned beer wholesale operations; vertically integrated rice, barley and hops operations; and a short-haul transportation business. The international beer segment consists of the company’s overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. Principal foreign markets for sale of the company’s products are China, the United Kingdom, Canada, Mexico and Ireland. The company attributes foreign sales based on the location of the distributor purchasing the product. The packaging segment is composed of the company’s aluminum beverage can and lid manufacturing, aluminum recycling, label printing and glass manufacturing operations. Cans and lids are produced for both the company’s U.S. beer operations and external customers in the U.S. soft drink industry. The entertainment segment consists of the company’s SeaWorld, Busch Gardens and other adventure park operations.

Following is Anheuser-Busch business segment information for 2007, 2006 and 2005 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense and stock compensation expense, are not allocated to the operating segments. In 2007, the company changed management reporting responsibility for certain administrative and technology support costs from Corporate to the U.S. beer segment. 2006 and 2005 segment results have been updated to conform to this reporting convention. Corporate results for 2005 have been recast for the retrospective adoption of FAS 123R, which had no impact on the company’s four operating segments.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                            63                                                                     2007 ANNUAL REPORT
...

	U.S.	International			Corporate &
2007	Beer	Beer	Packaging	Entertainment	Eliminations (1)	Consolidated
Income Statement Information
Gross sales	$14,158.7	1,351.7	2,632.8	1,272.7	(427.2)	$18,988.7
Net sales - intersegment	$3.2	0.6	931.9	—	(935.7)	$—
Net sales - external	$12,106.1	1,097.5	1,700.9	1,272.7	508.5	$16,685.7
Depreciation and amortization	$749.0	49.8	68.9	103.0	25.5	$996.2
Income before income taxes	$2,784.0	93.3	175.8	262.7	(893.1)	$2,422.7
Equity income, net of tax	$2.3	660.1	—	—	—	$662.4
Net income	$1,728.4	717.9	109.0	162.9	(602.9)	$2,115.3
Balance Sheet Information
Total assets	$8,142.0	5,880.8	772.6	1,548.3	811.3	$17,155.0
Equity method investments	$93.9	3,925.6	—	—	—	$4,019.5
Goodwill	$21.2	1,343.3	21.9	288.3	—	$1,674.7
Foreign-located fixed assets	$4.5	544.4	—	—	—	$548.9
Capital expenditures	$554.4	59.2	72.4	169.4	14.6	$870.0

	U.S.	International			Corporate &
2006	Beer	Beer	Packaging	Entertainment	Eliminations (1)	Consolidated
Income Statement Information
Gross sales	$13,394.2	1,235.6	2,562.3	1,178.5	(412.8)	$17,957.8
Net sales - intersegment	$2.8	—	896.4	—	(899.2)	$—
Net sales - external	$11,388.2	998.2	1,665.9	1,178.5	486.3	$15,717.1
Depreciation and amortization	$715.1	51.2	76.9	99.0	46.5	$988.7
Income before income taxes	$2,709.2	76.7	145.0	232.8	(886.8)	$2,276.9
Equity income, net of tax	$3.4	585.4	—	—	—	$588.8
Net income	$1,683.1	633.0	89.9	144.3	(585.1)	$1,965.2
Balance Sheet Information
Total assets	$7,988.3	5,350.6	781.5	1,479.1	777.7	$16,377.2
Equity method investments	$67.8	3,604.6	—	—	—	$3,672.4
Goodwill	$21.2	1,283.0	21.9	288.3	—	$1,614.4
Foreign-located fixed assets	$4.2	517.7	—	—	—	$521.9
Capital expenditures	$516.7	36.9	55.9	157.6	45.4	$812.5

	U.S.	International			Corporate &
2005	Beer	Beer	Packaging	Entertainment	Eliminations (1)	Consolidated
Income Statement Information
Gross sales	$13,067.6	1,165.5	2,383.6	1,084.8	(448.0)	$17,253.5
Net sales - intersegment	$2.7	—	871.1	—	(873.8)	$—
Net sales - external	$11,079.8	932.8	1,512.5	1,084.8	425.8	$15,035.7
Depreciation and amortization	$706.6	52.1	83.3	93.9	43.1	$979.0
Income before income taxes	$2,630.7	86.5	141.5	205.9	(1,007.2)	$2,057.4
Equity income, net of tax	$—	498.1	—	—	—	$498.1
Net income	$1,631.0	551.7	87.7	127.7	(653.7)	$1,744.4
Balance Sheet Information
Total assets	$8,019.0	5,049.2	764.4	1,400.8	1,321.6	$16,555.0
Equity method investments	$—	3,373.1	—	—	—	$3,373.1
Goodwill	$21.2	1,261.1	21.9	288.3	—	$1,592.5
Foreign-located fixed assets	$3.7	510.3	—	—	—	$514.0
Capital expenditures	$851.7	72.8	55.0	104.2	53.0	$1,136.7

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflect the reporting of pass-through beer delivery costs reimbursed by independent wholesalers of $423.5 million, $370.9 million and $340.1 million in 2007, 2006 and 2005, respectively.

...

ANHEUSER-BUSCH COMPANIES, INC.                                                            64                                                                     2007 ANNUAL REPORT
...

SUPPLEMENTAL FINANCIAL INFORMATION

Year Ended December 31 (in millions, except per share)	2007	2006	2005	2004	2003
Barrels of Anheuser-Busch beer brands sold worldwide	128.4	125.0	121.9	116.8	111.0
Gross sales	$18,988.7	$17,957.8	$17,253.5	$17,160.2	$16,320.2
Excise taxes	(2,303.0)	(2,240.7)	(2,217.8)	(2,226.0)	(2,173.5)
Net sales	16,685.7	15,717.1	15,035.7	14,934.2	14,146.7
Cost of sales	(10,836.1)	(10,165.0)	(9,606.3)	(9,020.0)	(8,485.1)
Gross profit	5,849.6	5,552.1	5,429.4	5,914.2	5,661.6
Marketing, distribution and administrative expenses	(2,982.1)	(2,832.5)	(2,837.5)	(2,740.5)	(2,642.7)
Gain on sale of distribution rights	26.5	—	—	—	—
Litigation settlement	—	—	(105.0)	—	—
Operating income	2,894.0	2,719.6	2,486.9	3,173.7	3,018.9
Interest expense	(484.4)	(451.3)	(454.5)	(426.9)	(401.5)
Interest capitalized	17.4	17.6	19.9	21.9	24.4
Interest income	3.9	1.8	2.4	4.7	1.7
Other income/(expense), net	(8.2)	(10.8)	2.7	38.7	0.4
Income before income taxes	2,422.7	2,276.9	2,057.4	2,812.1	2,643.9
Provision for income taxes	(969.8)	(900.5)	(811.1)	(1,097.5)	(1,026.3)
Equity income, net of tax	662.4	588.8	498.1	404.1	344.9
Net income	$2,115.3	$1,965.2	$1,744.4	$2,118.7	$1,962.5
Basic earnings per share	$2.83	$2.55	$2.24	$2.65	$2.38
Diluted earnings per share	$2.79	$2.53	$2.23	$2.62	$2.34
Basic weighted-average common shares	746.3	770.6	777.5	798.9	826.2
Diluted weighted-average common shares	757.1	777.0	782.6	808.5	837.0

Selected unaudited quarterly information for 2007 and 2006 (in millions, except per share).

	Net	Gross	Net	Earnings Per Share
Year Ended December 31, 2007	Sales	Profit	Income	Basic	Diluted
First quarter	$3,858.4	$1,383.7	$517.5	$.68	$.67
Second quarter	4,515.4	1,657.5	677.0	.90	.88
Third quarter	4,617.7	1,749.2	706.7	.96	.95
Fourth quarter	3,694.2	1,059.2	214.1	.29	.29
Annual	$16,685.7	$5,849.6	$2,115.3	$2.83	$2.79

	Net	Gross	Net	Earnings Per Share
Year Ended December 31, 2006	Sales	Profit	Income	Basic	Diluted
First quarter	$3,755.6	$1,337.9	$499.2	$.64	$.64
Second quarter	4,256.0	1,595.3	637.8	.83	.82
Third quarter	4,280.7	1,636.1	637.5	.83	.82
Fourth quarter	3,424.8	982.8	190.7	.25	.25
Annual	$15,717.1	$5,552.1	$1,965.2	$2.55	$2.53

...

ANHEUSER-BUSCH COMPANIES, INC.                                                            65                                                                     2007 ANNUAL REPORT
...

SUPPLEMENTAL FINANCIAL INFORMATION

Year Ended December 31 (in millions, except per share)	2007	2006	2005	2004	2003
Total assets	$17,155.0	$16,377.2	$16,555.0	$16,173.4	$14,689.5
Debt	$9,140.3	$7,653.5	$7,972.1	$8,278.6	$7,285.4
Common dividends paid	$932.4	$871.6	$800.8	$742.8	$685.4
Common dividends paid per share	$1.25	$1.13	$1.03	$.93	$.83

FIVE-YEAR CUMULATIVE TOTAL RETURN(1)
(12/31/02 - 12/31/07)

(1)	Assumes $100 invested on December 31, 2002 in Anheuser-Busch Companies, Inc. common stock, the S&P 500 Index and the Russell Top 200, with dividends reinvested quarterly.
(2)	The Russell Top 200 Index is comprised of the 200 largest publicly held United States companies based on market capitalization, and includes Anheuser-Busch Companies.
(3)	CAGR: Compound Annual Growth Rate